Hanover Compressor Company 2006 Annual Report





HANOVER

More Than a Compressor Company™

Hanover Compressor Company (NYSE: HC) is a global market leader in full service natural gas compression and a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications. Hanover sells and rents this equipment and provides complete operation and maintenance services, including run-time guarantees for both customer-owned equipment and its fleet of rental equipment. Founded in 1990, Hanover's customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies.

Financial Highlights

(dollars in thousands except per share data)	Year Ended December 31,		
	2006	**2005**	**2004**
Revenues			
U.S. rentals	$ 384,292	$ 351,128	$ 341,570
International rentals	263,228	232,587	214,598
Parts, service and used equipment	224,810	225,636	180,321
Compressor and accessory fabrication	303,205	179,954	158,629
Production and processing equipment fabrication	429,697	360,267	270,284
Equity in income of non-consolidated affiliates	19,430	21,466	19,780
Gain on sale of business and other income	46,001	4,551	3,413
Total Revenues and Other Income	**$1,670,663**	**$1,375,589**	**$1,188,595**
Net income (loss)	$ 86,523	$ (38,017)	$ (44,006)
Income (loss) per share — diluted	$ 0.81	$ (0.42)	$ (0.52)
EBITDA(1)	$ 413,926	$ 310,174	$ 292,962
Total debt	$1,381,804	$1,490,821	$1,662,394
Fabrication backlog	$ 807,600	$ 373,100	$ 290,900

(1) EBITDA from continuing operations consists of consolidated income (loss) from continuing operations before interest expense, provision for (benefit from) income taxes and depreciation and amortization. We believe that EBITDA is a commonly used measure of financial performance for valuing companies in our industry. EBITDA should not be considered as an alternative to measures prescribed by generally accepted accounting principles and may not be comparably calculated from one company to another. EBITDA from continuing operations for the year ended December 31, 2006 included an $8.0 million gain from the sale of our fabrication assets in Canada, a $28.4 million gain on the sale of our U.S. amine rental assets and a $5.9 million charge related to the early redemption of our 11% Zero Coupon Subordinated Notes due 2007. 2005 EBITDA included a $7.3 million charge for call premiums related to the early redemption of $167 million of our 2001A compression equipment lease notes due 2008. 2004 EBITDA included a $4.0 million gain for the early cancellation of the note that was issued as part of the securities-related litigation settlement.

EBITDA Reconciliation

(dollars in thousands)	Year Ended December 31,		
	2006	**2005**	**2004**
Net income (loss)	$ 86,523	$ (38,017)	$ (44,006)
Add:			
Discontinued operations	(431)	869	(10,085)
Cumulative effect of accounting changes	(370)	—	—
Depreciation and amortization	181,416	182,681	175,308
Interest Expense	118,006	136,927	146,978
Provision for income taxes	28,782	27,714	24,767
EBITDA(1) from continuing operations	$413,926	$310,174	$292,962

Performance Graph

There can be no assurance that our stock performance will continue into the future with the same or similar trends depicted in the performance graph below. We do not make or endorse any predictions as to the future performance of our stock. The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference in such filing. The performance graph shows the cumulative total stockholder return on our Common Stock compared to the S&P 500 Composite Stock Price Index (the "S&P 500 Index") and the Oilfield Service Index (the "OSX") over the five-year period beginning January 1, 2002. The results are based on an investment of $100 in each of our Common Stock, the S&P 500 Index and the OSX. The graph assumes the reinvestment of dividends and adjusts all closing prices and dividends for stock splits.

Comparison of Five Year Cumulative Total Return


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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file no. 1-13071

Hanover Compressor Company

(Exact name of registrant as specified in its charter)

Delaware	**76-0625124**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

12001 North Houston Rosslyn, Houston, Texas 77086
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: (281) 447-8787

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange in Which Registered
Common Stock, $.001 par value	New York Stock Exchange
8.625% Senior Notes due 2010	New York Stock Exchange
9.0% Senior Notes due 2014	New York Stock Exchange
7.5% Senior Notes due 2013	New York Stock Exchange

Securities registered pursuant to 12(g) of the Act:
Title of class: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock of the registrant held by non-affiliates as of June 30, 2006 was $1,298,648,000. For purposes of this disclosure, common stock held by persons who hold more than 5% of the outstanding voting shares and common stock held by executive officers and directors of the registrant have been excluded in that such persons may be deemed to be "affiliates" as that term is defined under the rules and regulations promulgated under the Securities Act of 1933. This determination of affiliate status is not necessarily a conclusive determination for other purposes. With respect to persons holding more that 5% of our outstanding voting shares and common stock, we have relied upon statements filed by such persons on or prior to June 30, 2006 pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Number of shares of the Common Stock of the registrant outstanding as of February 20, 2007: 104,597,156 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2007 Meeting of Stockholders to be held in 2007, which is expected to be filed with the Securities and Exchange Commission within 120 days after December 31, 2006, are incorporated by reference into Part III.



HANOVER COMPRESSOR COMPANY

TABLE OF CONTENTS

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this Annual Report on Form 10-K are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe", "anticipate", "expect", "estimate" or words of similar import. Similarly, statements that describe our future plans, objectives or goals or future revenues or other financial metrics are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those anticipated as of the date of this report. These risks and uncertainties include:

- our inability to renew our short-term leases of equipment with our customers so as to fully recoup our cost of the equipment;
- a prolonged substantial reduction in oil and natural gas prices, which could cause a decline in the demand for our compression and oil and natural gas production and processing equipment;
- reduced profit margins or the loss of market share resulting from competition or the introduction of competing technologies by other companies;
- changes in economic or political conditions in the countries in which we do business, including civil uprisings, riots, terrorism, kidnappings, the taking of property without fair compensation and legislative changes;
- changes in currency exchange rates;
- the inherent risks associated with our operations, such as equipment defects, malfunctions and natural disasters;
- ability to obtain components used to fabricate our products;
- our inability to implement certain business objectives, such as:
  - international expansion,
  - ability to timely and cost-effectively execute integrated projects,
  - integrating acquired businesses,
  - generating sufficient cash,
  - accessing the capital markets, and
  - refinancing existing or incurring additional indebtedness to fund our business;
- our inability to consummate the proposed merger with Universal Compression Holdings, Inc.;
- changes in governmental safety, health, environmental and other regulations, which could require us to make significant expenditures; and
- our inability to comply with covenants in our debt agreements and the decreased financial flexibility associated with our substantial debt.

Other factors in addition to those described in this Form 10-K could also affect our actual results. You should carefully consider the risks and uncertainties described above and those discussed in Item 1 "Business" and in Item 1A "Risk Factors" of this Form 10-K in evaluating our forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this Form 10-K. Except as otherwise required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Form 10-K or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the SEC after the date of this Form 10-K. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Item 1. *Business*

General

Hanover Compressor Company, together with its subsidiaries ("we", "us", "our", "Hanover", or the "Company"), is a global market leader in the full service natural gas compression business and is also a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Hanover was founded as a Delaware corporation in 1990, and has been a public company since 1997. Our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment, but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, and oilfield power generation services, primarily to our U.S. and international customers as a complement to our compression services. In addition, through our subsidiary, Belleli Energy S.r.l. ("Belleli"), we provide engineering, procurement and construction services primarily related to the manufacturing of critical process equipment for refinery and petrochemical facilities and construction of evaporators and brine heaters for desalination plants and tank farms, primarily for use in Europe and the Middle East.

Substantially all of our assets are owned and our operations are conducted by our wholly-owned subsidiary, Hanover Compression Limited Partnership ("HCLP").

We are a provider of rental natural gas compression equipment and services in the United States with 5,594 of our rental units in the United States having an aggregate capacity of approximately 2,447,000 horsepower at December 31, 2006. In addition, we operate 805 of our units internationally with an aggregate capacity of approximately 891,000 horsepower at December 31, 2006. As of December 31, 2006, approximately 73% of our natural gas compression horsepower was located in the United States and approximately 27% was located elsewhere, primarily in Latin America.

Our products and services are essential to the production, processing, transportation and storage of natural gas and are provided primarily to energy producers and distributors of oil and natural gas. Our geographic business unit operating structure, technically experienced personnel and high-quality compressor fleet have allowed us to successfully provide reliable and timely customer service.

Proposed Merger

On February 5, 2007, we entered into an Agreement and Plan Merger with Universal Compression Holdings, Inc., a Delaware corporation ("Universal"), Iliad Holdings, Inc., a Delaware corporation ("Iliad"), Hector Sub, Inc., a Delaware corporation ("Hanover Merger Sub"), and Ulysses Sub, Inc., a Delaware corporation ("Universal Merger Sub"). Iliad is a newly formed, wholly owned direct subsidiary of Universal, and Hanover Merger Sub and Universal Merger Sub are direct wholly owned subsidiaries of Iliad. If the transactions contemplated by the merger agreement are consummated, Hanover and Universal will become direct wholly owned subsidiaries of Iliad, and the stockholders of Hanover and Universal will become stockholders of Iliad.

Hanover and Universal have each made customary representations, warranties and covenants in the merger agreement, including, among others, covenants to conduct their businesses in the ordinary course between the execution of the merger agreement and the consummation of the mergers and covenants not to engage in certain kinds of transactions during that period. We have agreed with Universal to certain exceptions to the limitations contained in these covenants, including (1) permitting us to redeem or partially redeem from time to time our 7.25% Convertible Junior Subordinated Debentures due 2029 and (2) commencing on September 1, 2007, permitting us to repurchase in the open market up to $100 million aggregate principal amount of our outstanding 4.75% Convertible Senior Notes due 2008, subject to certain limitations. In addition, Hanover and Universal have made certain additional customary covenants to one another, including, among others, covenants, subject to certain exceptions, (A) not to solicit proposals relating to alternative business combination transactions, (B) not to enter into discussions concerning, or provide confidential information in connection with, alternative business combination transactions, (C) to cause stockholder meetings to be held to consider approval of the mergers and the other transactions contemplated by the merger agreement and (D) for our respective Boards of Directors to recommend adoption of the merger agreement by our respective stockholders.

Investors are cautioned that the representations, warranties and covenants included in the merger agreement were made by Hanover and Universal to each other. These representations, warranties and covenants were made as of specific dates and only for purposes of the merger agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors, and are qualified by information in confidential disclosure schedules that the parties exchanged in connection with the execution of the agreement. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between us and Universal, rather than to establish matters as facts. The merger agreement is described in this Form 10-K and has been filed with the SEC only to provide investors with information regarding its terms and conditions, and, except for its status as a contractual document that establishes and governs the legal relationship among the parties thereto with respect to the mergers, not to provide any other factual information regarding us, Universal or our respective businesses or the actual conduct of our respective businesses during the pendency of the merger agreement. Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about us or Universal. Furthermore, investors should not rely on the covenants in the merger agreement as actual limitations on our business, because we may take certain actions that are either expressly permitted in the confidential disclosure letters to the merger agreement or as otherwise consented to by Universal, which consent may be given without prior notice to the public.

Consummation of the transactions contemplated by the merger agreement is subject to certain conditions that are set forth in the merger agreement. For more information about the terms of the merger agreement, see Note 24 to the Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Industry Trends

We compete in the market for transportable natural gas compression units of up to 4,735 horsepower. The rental segment of that market has experienced significant growth over the past decade due to, among other things, the improved productivity of compressors leased from specialists such as Hanover and an increase in demand for energy. We believe that outsourcing provides the customer greater financial and operating flexibility by minimizing the customer's investment in equipment and enabling the customer to more efficiently resize their compression capabilities to meet changing reservoir conditions. In addition, we believe that outsourcing typically provides the customer with more timely and technically proficient service and maintenance, which often reduces operating costs. Nevertheless, a significant percentage of installed gas compression equipment continues to be purchased by the customer, rather than rented. Demand for both the purchase and rental of natural gas compression equipment continues to be driven by (1) an increase in natural gas prices, (2) the increased demand for natural gas, (3) the continued aging of the natural gas reserve base and the attendant decline of wellhead pressures, and (4) the discovery of new reserves and development of unconventional reservoir. However, because the majority of oil and gas reserves are located outside of the United States, we believe that international markets will be a primary source of our growth opportunities in the years to come.

We believe growth opportunities for our products exist due to (1) increasing worldwide energy consumption leading to new refinery investments, new uses of coal (coal gasification process) and new processes for gas (gas to liquids process) which benefits us through our subsidiary, Belleli, (2) implementation of international environmental and conservation laws prohibiting the flaring of natural gas, which increases the need for gathering systems, (3) outsourcing by energy producers and processors, (4) the environmental soundness, economy and availability of natural gas as an alternative energy source, (5) continued aging of the worldwide natural gas reserve base and the attendant decline of wellhead pressures and (6) increased use of our products for reinjection in oilfield maintenance and the stripping of natural gas liquids from production streams. The rental compression business is capital intensive, and our ability to take advantage of these growth opportunities may be limited by our ability to raise capital to fund expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" in Item 7 of this Form 10-K and "Risk Factors" in Item 1A of this Form 10-K.

Notable Events in 2006

In February 2006, we sold our U.S. amine treating rental assets to Crosstex Energy Services L.P. ("Crosstex") for approximately $51.5 million and recorded a pre-tax gain of $28.4 million that is included in gain on sale of business and other income on the accompanying Consolidated Statements of Operations in Item 15 of this Form 10-K. The disposal of these assets did not meet the criteria established for recognition as discontinued operations under SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Our U.S. amine treating rental assets had revenues of approximately $7.6 million in 2005. Because Hanover leased back from Crosstex one of the facilities sold in this transaction, approximately $3.3 million of additional gain was deferred into future periods. We also entered into a three-year strategic alliance with Crosstex.

The assets used in our fabrication facility in Canada, which was part of our Production and Processing Fabrication - Surface Equipment segment, were sold in May 2006 as part of management's plan to improve overall operating efficiency in this line of business. The Canadian assets were sold for approximately $10.1 million and we recorded a pre-tax gain of approximately $8.0 million as a result of the transaction as gain on sale of business and other income on the accompanying Consolidated Statements of Operations in Item 15 of this Form 10-K. The disposal of these assets did not meet the criteria established for recognition as discontinued operations under SFAS 144.

In March 2006, we completed a public offering of $150 million aggregate principal amount of 7.5% Senior Notes due 2013. We used the net proceeds from the offering of $146.6 million, together with borrowings under our bank credit facility, to redeem our 11% Zero Coupon Subordinated Notes due March 31, 2007. We paid approximately $242 million to redeem our 11% Zero Coupon Subordinated Notes, including $5.9 million related to the call premium. The $5.9 million related to the call premium has been classified as debt extinguishment costs on the accompanying Consolidated Statements of Operations in Item 15 of this Form 10-K.

During 2006, we recorded pre-tax income in the U.S. and therefore were able to realize the benefit from net operating loss carryforwards and capital loss carryforwards that previously we had provided a valuation allowance against. In addition, during the fourth quarter of 2006, we recorded a benefit for the reversal of $10.2 million of the valuation allowance on our net deferred tax assets in the U.S., which is recorded as a reduction to our provision for income taxes. This reversal is the result of our conclusion, in the fourth quarter of 2006, that it is more likely than not that we will realize the benefit from the associated net deferred tax assets. As a result, our 2006 tax provision benefited from approximately $36.2 million in valuation allowances that were reversed.

In December 2006 and February 2007, we announced irrevocable calls for redemption in the first quarter of 2007 of a portion of our 7.25% Convertible Junior Subordinated Notes due 2029 ("Jr. TIDES Notes"). All of the Jr. TIDES Notes are owned by Hanover Compressor Capital Trust, a Delaware business trust (the "Trust") and the Trust is required to use the proceeds to redeem its 7.25% Convertible Preferred Securities ("TIDES Preferred Securities") and its 7.25% Convertible Common Securities ("TIDES Common Securities"). Hanover owns all of the TIDES Common Securities. Of the $49 million of TIDES Preferred Securities called in the aggregate, $1.4 million was converted in December 2006 into 0.1 million shares of our common stock and the remainder has been or will be converted or redeemed in the first quarter of 2007.

Industry Overview

Natural Gas Compression

Typically, compression is required at several intervals of the natural gas production cycle: at the wellhead, at the gathering lines, into and out of gas processing facilities, into and out of storage and throughout the transportation systems.

Over the life of an oil or gas well, natural reservoir pressure and deliverability typically decline as reserves are produced. As the natural reservoir pressure of the well declines below the line pressure of the gas gathering or pipeline system used to transport the gas to market, gas no longer flows naturally into the pipeline. It is at this time that compression equipment is applied to economically boost the well's production levels and allow gas to be brought to market.

In addition to such wellhead and gas field gathering activities, natural gas compressors are used in a number of other applications, most of which are intended to enhance the productivity of oil and gas wells, gas transportation lines and processing plants. Compressors are used to increase the efficiency of a low capacity gas field by providing a central compression point from which the gas can be removed and injected into a pipeline for transmission to facilities for further processing. As gas is transported through a pipeline, compression equipment is applied to allow the gas to continue to flow in the pipeline to its destination. Additionally, compressors are used to re-inject associated gas to lift liquid hydrocarbons and thereby increase the rate of crude oil production from oil and gas wells. Furthermore, compression enables gas to be stored in underground storage reservoirs for subsequent extraction during periods of peak demand. Finally, compressors are often used in combination with oil and gas production and processing equipment to process and refine oil and gas into higher value added and more marketable energy sources, as well as used in connection with compressed natural gas vehicle fueling facilities providing an alternative to gasoline.

Changing well and pipeline pressures and conditions over the life of a well often require producers to reconfigure or change their compressor units to optimize the well production or pipeline efficiency. Due to the technical nature of the equipment, a dedicated local parts inventory, a diversified fleet of natural gas compressors and a highly trained staff of field service personnel are necessary to perform such functions in the most economic manner.

Natural gas compressor fabrication involves the design, fabrication and sale of compressors to meet the unique specifications dictated by the well pressure, production characteristics and the particular applications for which compression is sought. Compressor fabrication is essentially an assembly operation in which an engine, compressor, control panel, cooler and necessary piping are attached to a frame called a "skid." A fabricator typically purchases the various compressor components from third-party manufacturers, but employs its own engineers and labor force to design and fabricate compressor packages.

In order to meet customers' needs, gas compressor fabricators typically offer a variety of services to their customers, including:

- engineering, fabrication and assembly of the compressor package;
- installation and testing of the package;
- ongoing performance review to assess the need for a change in compression; and
- periodic maintenance and replacement parts supply.

Production and Processing Equipment

Crude oil and natural gas are generally not marketable as produced at the wellhead and must be processed or treated before they can be transported to market. Production and processing equipment is used to separate and treat oil and gas as it is produced to achieve a marketable quality of product. Production processing typically involves the separation of oil and gas and the removal of contaminants. The end result is "pipeline," or "sales" quality oil and gas. Further processing or refining is almost always required before oil or gas is suitable for use as fuel or feedstock for petrochemical production. Production processing normally takes place in the "upstream" market, while refining and petrochemical processing is referred to as the "downstream" market.

Wellhead or upstream production and processing equipment includes a wide and diverse range of products. We sell "standard" production and processing equipment primarily into U.S. markets, which is used for processing wellhead production from onshore or shallow-water offshore platform production. In addition, we sell custom-engineered, built-to-specification production and processing equipment, which typically consists of much larger equipment packages than standard equipment, and is generally used in much larger scale production operations. These large projects tend to be in remote areas, such as deepwater offshore sites and in developing countries with limited oil and gas industry infrastructure.

The standard production and processing equipment market tends to be somewhat commoditized, with sales following general industry trends. Equipment can be built for inventory based on historical product mix and predicted industry activity. The custom equipment market is driven by global economic and political trends, and the type of equipment that is purchased can vary significantly. Technology, engineering capabilities, project management and quality control standards are the key drivers in the custom equipment market.

In addition, through our ownership of Belleli, we provide engineering, procurement and construction services primarily related to the manufacturing of critical process equipment for refinery and petrochemical facilities and construction of evaporators and brine heaters for desalination plants and tank farms, primarily for use in Europe and the Middle East.

Market Conditions

We believe that the most fundamental force driving the demand for gas compression and production and processing equipment is the growing global consumption of natural gas and its byproducts. As more gas is consumed, the demand for compression and production and processing equipment increases. In addition, we expect the demand for natural gas and natural gas byproducts to continue to increase and result in additional demand for compression and production and processing equipment and related services.

Although natural gas has historically been a more significant source of energy in the United States than in the rest of the world, we believe that aggregate international natural gas consumption has grown recently. Despite this growth in energy demand, most international energy markets have historically lacked the infrastructure necessary to either transport natural gas to local markets or consume it locally so natural gas historically has been flared at the wellhead. Given recent environmental legislation prohibiting such flaring and the construction of numerous natural gas-fueled power plants built to meet international energy demand, we believe that international compression markets are experiencing growth.

We believe that natural gas is considered to be one of the "fuels of the future" because it provides the best mix of environmental soundness, economy and availability of any energy source. Rising worldwide energy demand, environmental considerations, the further development of the natural gas pipeline infrastructure and the increasing use of natural gas as a fuel source in oilfield power generation are the principal reasons for this growth.

While gas compression and production and processing equipment typically must be engineered to high specifications to meet demanding and unique customer specifications, the fundamental technology of such equipment has been stable and has not been subject to significant technological change.

Business Segments

Our revenues and income are derived from six business segments:

- *U.S. rentals.* Our U.S. rental segment primarily provides natural gas compression and production and processing equipment rental and maintenance services to meet specific customer requirements on Hanover-owned assets located within the United States.

- *International rentals.* Our international rentals segment provides substantially the same services as our U.S. rental segment except it services locations outside the United States.

- *Compressor and accessory fabrication.* Our compressor and accessory fabrication segment involves the design, fabrication and sale of natural gas compression units and accessories to meet standard or unique customer specifications.

- *Production and processing fabrication — surface equipment.* Our production and processing fabrication — surface equipment segment designs, fabricates and sells equipment used in the production, treating and processing of crude oil and natural gas.

- *Production and processing fabrication — Belleli.* Our production and processing fabrication — Belleli segment provides engineering, procurement and construction services primarily related to the manufacturing of critical process equipment for refinery and petrochemical facilities and construction of evaporators and brine heaters for desalination plants and tank farms.

- *Parts, service and used equipment.* Our parts, service and used equipment segment provides a full range of services to support the surface production and processing needs of customers, from installation and normal maintenance services to full operation of a customer's owned assets as well as sales of used equipment.

The U.S. and international compression rentals segments have operations primarily in the United States and Latin America. For financial data relating to our business segments and financial data relating to the amount or percentage of revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K and Note 22 to the Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Compression Rentals, Maintenance Services and Compressor and Accessory Fabrication

We provide our customers with a full range of compressor and associated equipment sales, rental, maintenance and contract compression services. As of December 31, 2006, our compressor fleet consisted of 6,399 units, ranging from 8 to 4,735 horsepower per unit. The size, type and geographic diversity of this rental fleet generally enable us to provide our customers with a range of compression units that can serve a wide variety of applications and to select the correct equipment for the job, rather than trying to "fit" the job to our fleet of equipment.

We base our gas compressor rental rates on several factors, including the cost and size of the equipment, the type and complexity of service desired by the customer, the length of the contract, market conditions and the inclusion of any other desired services, such as installation, transportation and the degree of daily operation. In 2004 we began to selectively introduce price increases for our U.S. compression rental business that, along with an improvement in total contracted units, resulted in a 9% increase in revenue from our U.S. rental business in the year ended December 31, 2006 as compared to the year ended December 31, 2005. Substantially all of our units are operated pursuant to "contract compression" or "rental with full maintenance" agreements under which we perform all maintenance and repairs on such units while under contract. In the U.S. onshore market, compression rental fleet units are generally leased under contract with minimum terms of six months to two years, which convert to month-to-month at the end of the stipulated minimum period. Historically, the majority of our customers have extended the length of their contracts, on a month-to-month basis, beyond the initial term. Typically, our compression rental units used in offshore and international applications carry substantially longer lease terms than those for onshore U.S. applications.

We believe an essential element of our success is our ability to provide compression services to customers with contractually committed compressor run-times of between 95% and 98%. We are able to offer this level of commitment due largely to our preventive maintenance program and extensive field service network that permits us to promptly address maintenance requirements. Our team of experienced maintenance personnel performs our rental compression maintenance services both at our facilities and in the field. Such maintenance facilities are generally situated in close proximity to actual rental fleet deployment to permit superior service response times.

Our rental fleet units are serviced at manufacturers' recommended maintenance intervals, modified as required by the particular characteristics of each job and the actual operating experience of each compressor unit. Prior to the conclusion of any rental job, our field management evaluates the condition of the equipment and, where practical, corrects any problems before the equipment is shipped out from the job site. Although natural gas compressors generally do not suffer significant technological obsolescence, they do require routine maintenance and periodic refurbishing to prolong their useful life. Routine maintenance includes alignment, compression checks and other parametric checks that indicate a change in the condition of the equipment. In addition, oil and wear-particle analysis is performed on our units on an ongoing scheduled basis and prior to their redeployment at specific compression rental jobs. Overhauls are done on a condition-based interval instead of a time-based schedule. In our experience, these rigorous procedures maximize component life and unit availability and minimize avoidable downtime. Typically, we overhaul each rental compressor unit for general refurbishment every 36 to 48 months and anticipate performing a comprehensive overhaul of each rental compressor unit every 60 to 72 months.

Our field service mechanics provide all operating and maintenance services for our compression units leased on a contract compression or full maintenance basis and are on-call 24 hours a day. Those field personnel receive regular mechanical and safety training both from our staff and our vendors. Each of our field mechanics is responsible for specific compressor unit installations and has at his or her disposal a dedicated local parts inventory. Additionally, each field mechanic operates from a fully equipped service vehicle. Each mechanic's field service vehicle is equipped with a radio or cellular telephone, which allows that individual to be our primary contact with the customer's field operations staff and to be contacted at either his or her residence or mobile phone 24 hours a day. Accordingly, our field service mechanics are given the responsibility to promptly respond to customer service needs as they arise based on the mechanic's trained judgment and field expertise.

We believe the foundation for our successful field operations effort is the experience and responsiveness of our compressor rental field service and shop staff of compressor mechanics. Our field service mechanics are coordinated and supported by regional operations managers who have supervisory responsibility for specific geographic areas.

Our compressor and accessory fabrication operations design, engineer and assemble compression units and accessories for sale to third parties as well as for placement in our compressor rental fleet. As of December 31, 2006, we had a compressor and accessory fabrication backlog for sale to third parties of $325.1 million compared to $85.4 million at December 31, 2005. At December 31, 2006, approximately $10.1 million of future revenue related to our compressor and accessory fabrication backlog was expected to be recognized after December 31, 2007. In general, units to be sold to third parties are assembled according to each customer's specifications and sold on a turnkey basis. We acquire major components for these compressor units from third-party suppliers.

Compressor Rental Fleet

The size and horsepower of our compressor rental fleet owned or operated under lease on December 31, 2006 is summarized in the following table.

Range of Horsepower Per Unit	Number of Units	Aggregate Horsepower	% of Horsepower
		(In thousands)	
Up to 100	1,743	119,965	4%
101-200	1,357	207,906	6%
201-500	1,114	362,460	11%
501-800	555	353,459	11%
801-1,100	486	487,193	14%
1,101-1,500	885	1,213,085	36%
1,501-2,500	183	334,297	10%
2,501-4,735	76	260,052	8%
Total	6,399	3,338,417	100%

Production and Processing Equipment Fabrication and Rental

We design, engineer, fabricate, sell and rent a broad range of oil and gas production and processing equipment designed to heat, separate and dehydrate crude oil and natural gas. Our product line includes line heaters, oil and gas separators, dewpoint plants, cryogenic plants, glycol dehydration units and skid-mounted production packages designed for both onshore and offshore production facilities. Through our subsidiary, Belleli, we provide engineering, procurement and construction services primarily related to the manufacturing of critical process equipment for refinery and petrochemical facilities and construction of evaporators and brine heaters for desalination plants and tank farms, primarily for use in Europe and the Middle East. In addition, we purchase and recondition used production and processing equipment that is then either sold or rented and generally maintain standard product inventories to meet most customers' rapid response requirements and minimize customer downtime. As of December 31, 2006, we had a production and processing equipment fabrication backlog of $482.5 million compared to $287.7 million at December 31, 2005. Typically, we expect our production and processing equipment backlog to be produced within a three to thirty-six month period. At December 31, 2006, approximately $125.7 million of future revenue related to our production and processing equipment backlog was expected to be recognized after December 31, 2007.

Parts, Service and Used Equipment

We often provide contract operations and related services for customers that prefer to own their production, gas treating and oilfield power generation or compression equipment. We believe that we are particularly well qualified to provide these services because our highly experienced operating personnel have access to the full range of our compression rental, production processing equipment and oilfield power generation equipment and facilities. As customers look to us to provide an ever-widening array of outsourced services, we will continue to build our core business with emerging business opportunities, such as turnkey operations and maintenance services, installation services and oilfield-related power generation sales and services. In addition, we purchase and recondition used gas compression units, oilfield power generation and treating facilities and production and processing equipment that is then sold or rented to customers. We maintain parts inventories for our own use and to meet our customers' needs. As of December 31, 2006, we had approximately $135.6 million in parts and supplies inventories.

Sources and Availability of Raw Materials

Our fabrication operations consist of fabricating compressor and production and processing equipment from components and subassemblies, most of which we acquire from a wide range of vendors. These components represent a significant portion of the cost of our compressor and production and processing equipment products. In addition, we fabricate critical process equipment for refinery and petrochemical facilities, tank farms and other vessels used in production, processing and treating of crude oil and natural gas. Steel is a commodity which can have wide price fluctuations and represents a significant portion of the raw materials for these products. Increases in raw material costs cannot always be offset by increases in our products' sales prices. While many of our materials and components are available from multiple suppliers at competitive prices, some of the components used in our products are obtained from a limited group of suppliers. Due to the recent increased demand for compression equipment, however, we have experienced longer lead times for components from our suppliers and have increased the amount of our purchases made in anticipation of future orders.

Market and Customers

Our global customer base consists primarily of U.S. and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, national oil and gas companies, large and small independent producers and natural gas processors, gatherers and pipelines. Additionally, we have negotiated strategic alliances or preferred vendor relationships with key customers pursuant to which we receive preferential consideration in customer compressor and oil and gas production and processing equipment procurement decisions in exchange for providing enhanced product availability, product support, automated procurement practices and limited pricing concessions. No individual customer accounted for more than 10% of our consolidated revenues during 2006, 2005 or 2004.

Our rental and sales activities are conducted throughout the continental United States, internationally and in offshore operations. International locations include Argentina, Italy, United Arab Emirates ("UAE"), Libya, Equatorial Guinea, India, Venezuela, Colombia, Trinidad, Bolivia, Brazil, Egypt, Mexico, Peru, Pakistan, Oman, Indonesia, Algeria, Nigeria, Tunisia, Saudi Arabia, United Kingdom, China and Russia. We have fabrication facilities in the United States, Italy, UAE and the United Kingdom. In addition, we have representative offices in the Netherlands, Switzerland and the Cayman Islands. As of December 31, 2006, equipment representing approximately 27% of our aggregate compressor rental fleet horsepower was being used in international applications.

Sales and Marketing

Our salespeople pursue the market for our products in their respective territories. Each salesperson is assigned a customer list on the basis of the experience and personal relationships of the salesperson and the individual service requirements of the customer. This customer and relationship-focused strategy is communicated through frequent direct contact, technical presentations, print literature, print advertising and direct mail. Our advertising and promotion strategy is a concentrated approach, tailoring specific messages into a very focused presentation methodology. Additionally, our salespeople coordinate with each other to effectively pursue customers who operate in multiple regions. The salespeople maintain contact with our operations personnel in order to promptly respond to and satisfy customer needs. Our sales efforts concentrate on demonstrating our commitment to enhancing the customer's cash flow through superior product design, fabrication, installation, customer service and after-market support.

Upon receipt of a request for proposal or bid by a customer, we analyze the application and prepare a quotation, including selection of the equipment, pricing and delivery date. The quotation is then delivered to the customer and, if we are selected as the vendor, final terms are agreed upon and a contract or purchase order is executed. Our engineering and operations personnel also often provide assistance on complex applications, field operations issues or equipment modifications.

Competition

We are a major provider of rental natural gas compression equipment and services in the United States. However, the natural gas compression services and fabrication business is highly competitive. Overall, we experience considerable competition from companies who may be able to more quickly adapt to changes write-down of our investment and receivables related to this project and could have a material impact on our consolidated financial position or results of operation. Additionally, due to the environment in Nigeria, Global's capitalization level, inexperience with projects of a similar nature and lack of a successful track record with respect to this project and other factors, there is no assurance that Global can satisfy its obligations under its various contracts, including its contract with us.

This project and our other projects in Nigeria are subject to numerous risks and uncertainties associated with operating in Nigeria. Such risks include, among other things, political, social and economic instability, civil uprisings, riots, terrorism, kidnapping, the taking of property without fair compensation and governmental actions that may restrict payments or the movement of funds or result in the deprivation of contract rights. Any of these risks, including risks arising from the recent increase in violence and local unrest, could adversely impact any of our operations in Nigeria, and could affect the timing and decrease the amount of revenue we may realize from our investments in Nigeria. At December 31, 2006, we had net assets of approximately $72 million related to projects in Nigeria, a majority of which is related to our capital investment and advances/accounts receivable for the Cawthorne Channel Project.

Government Regulation

We are subject to various federal, state, local and international laws and regulations relating to occupational health and safety and the environment including regulations and permitting for air emissions, wastewater and storm water discharges and waste handling and disposal activities. From time to time as part of the regular overall evaluation of our operations, including newly acquired operations, we apply for or amend facility permits with respect to storm water or wastewater discharges, waste handling, or air emissions relating to manufacturing activities or equipment operations, which subjects us to new or revised permitting conditions that may be onerous or costly to comply with. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks, or pipelines and other regulated units, all of which may impose additional regulatory compliance and permitting obligations. Failure to comply with these occupational health and safety and environmental laws and regulations or associated permits may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial obligations, and the issuance of injunctions as to future compliance. Moreover, as with any owner or operator of real property, we are subject to clean-up costs and liability for regulated substances or any other toxic or hazardous wastes that may exist on or have been released from any of our properties.

In connection with our due diligence investigation of potential new properties for acquisition, we typically perform an evaluation to identify potentially significant environmental issues and take measures to have such issues addressed by the seller or ourselves, as appropriate under the circumstances. We cannot be certain, however, that all such possible environmental issues will be identified and fully addressed prior to our acquisition of new properties, nor can we control another entity's willingness or ability, solvent or insolvent, to fund the remediation of their contamination of our existing properties or properties where we operate when such liability is established. Moreover, the production of atmospheric emissions of regulated substances, and the handling of petroleum products and other regulated substances is a normal part of our operations and we have experienced occasional minor spills, incidental leakages and emission rates in excess of permit limits in connection with our operations. As part of the regular overall evaluation of our operations, including newly acquired facilities, we assess the compliance and permitting status of these operations and facilities with applicable environmental laws and regulations and seek to address identified issues in accordance with applicable law.

The Comprehensive Environmental Response, Compensation and Liability Act, also known as "CERCLA" or the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the facility or disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA and similar state laws, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Furthermore, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment.

The Resource Conservation and Recovery Act ("RCRA") and regulations promulgated by it govern the generation, storage, transfer and disposal of hazardous wastes. We must comply with RCRA regulations for any of our operations that involve the generation, management or disposal of hazardous wastes (such as painting activities or the use of solvents) in quantities regulated under RCRA. In addition, to the extent we operate underground tanks on behalf of specific customers; such operations may be regulated under RCRA.

We currently own or lease, and in the past have owned or leased, a number of properties that have been used in support of our operations for a number of years. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons, hazardous substances, or other regulated wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such materials have been taken for disposal by companies sub-contracted to us. In addition, many of these properties have been previously owned or operated by third parties whose treatment and disposal or release of hydrocarbons, hazardous substances or other regulated wastes was not under our control. These properties and the materials released or disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, we could be required to remove or remediate historical property contamination, or to perform certain operations to prevent future contamination. At one of our owned sites, we are currently working with the prior owner who has undertaken the full legal obligations to monitor and/or clean-up contamination at such site that occurred prior to our acquisition of this site. We are not currently under any order requiring that we undertake or pay for any clean-up activities. However, we cannot provide any assurance that we will not receive any such order in the future.

The Federal Water Pollution Control Act of 1972, also known as the "Clean Water Act," and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the Environmental Protection Agency or the state. The Environmental Protection Agency also has adopted regulations requiring covered industrial operators to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans.

The Clean Air Act restricts the emission of air pollutants from many sources, including compressors and operational support facilities. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to incur capital costs in order to remain in compliance with newly enacted legislation as it emerges. In addition, certain states have or are considering, and the federal government has passed, more stringent air emission controls on off-road engines.

We believe that we are currently in substantial compliance with environmental laws and regulations and other known regulatory requirements. It is possible that stricter environmental laws and regulations may be imposed in the future, such as more stringent air emission requirements or proposals to make currently non-hazardous wastes subject to more stringent and costly handling, disposal and clean-up requirements. While we may be able to pass on the additional costs of complying with such laws to our customers, there can be no assurance that attempts to do so will be successful. Accordingly, new laws or regulations or amendments to existing laws or regulations might require us to undertake significant capital expenditures and otherwise have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

Our operations outside the United States are potentially subject to similar international governmental controls and restrictions pertaining to the environment and other regulated activities in the countries in which we operate. We believe our operations are in substantial compliance with existing international governmental controls and restrictions and that compliance with these international controls and restrictions has not had a material adverse effect on our operations. We cannot provide any assurance, however, that we will not incur significant costs to comply with these international controls and restrictions in the future.

Executive Officers of the Registrant

The following sets forth, as of February 20, 2007, the name, age and prior business experience of each of our executive officers:

Name	Age	Position
John E. Jackson	48	President and Chief Executive Officer; Director
Lee E. Beckelman	41	Senior Vice President and Chief Financial Officer
Brian A. Matusek	47	Senior Vice President — Western Hemisphere
Norman A. Mckay	47	Senior Vice President — Eastern Hemisphere
Gary M. Wilson	50	Senior Vice President, General Counsel and Secretary
Anita H. Colglazier	51	Vice President — Controller
Peter G. Schreck	42	Vice President — Treasurer
Stephen P. York	50	Vice President — Investor Relations and Technology
Steven W. Muck	54	Vice President — Global Human Resources and Health, Safety and Environment

The following sets forth certain information regarding executive officers of the Company:

John E. Jackson was elected President and Chief Executive Officer in October 2004 and as a director in July 2004. Mr. Jackson joined Hanover in January 2002 as Senior Vice President and Chief Financial Officer. Prior to joining Hanover, Mr. Jackson served as Vice President and Chief Financial Officer of Duke Energy Field Services, a joint venture of Duke Energy and ConocoPhillips and one of the nation's largest producers and marketers of natural gas liquids. Mr. Jackson joined Duke Energy Field Services as Vice President and Controller in April 1999 and was named Chief Financial Officer in February 2001. Prior to joining Duke Energy Field Services, Mr. Jackson served in a variety of treasury, controller and accounting positions at Union Pacific Resources between June 1981 and April 1999.

Lee E. Beckelman was appointed Senior Vice President and Chief Financial Officer in July 2006, after having served as Vice President and Chief Financial Officer since January 2005. Mr. Beckelman joined Hanover in December 2002 as Vice President of Investor Relations and Corporate Development. Prior to joining Hanover, Mr. Beckelman was Vice President of J.P. Morgan Securities Inc. (previously Chase Securities Inc.) where he was responsible for the marketing and structuring of syndicated loans, primarily for companies in the energy industry. Prior to joining J.P. Morgan Securities Inc. in July 1995, Mr. Beckelman also worked in energy project finance and development for Bechtel Enterprises and Transworld Oil USA and began his career in 1988 with Texas Commerce Bank.

Brian A. Matusek was appointed Senior Vice President — Western Hemisphere in July 2006, having served as Senior Vice President, U.S. and Global Services since May 2005. Mr. Matusek joined Hanover in August 2003 and had previously served as Vice President of Marketing, Product Development & Domestic Sales and Vice President of Marketing and Strategic Development. Prior to joining Hanover, Mr. Matusek served in various senior managerial roles with Schlumberger from 1998 through 2003, including leadership roles in Schlumberger's compression systems and artificial lift product lines. Before joining Schlumberger as part of its purchase of Camco International, Inc., Mr. Matusek served as Vice President — International Business of Camco. Prior to Camco's 1997 purchase of Production Operators, Inc. (POI), Mr. Matusek was employed by POI for over 16 years in various management positions, including Vice President — International Operations.

Norman A. "Norrie" Mckay was appointed Senior Vice President — Eastern Hemisphere in July 2006, having served as Vice President Eastern Hemisphere since May 2005. From 1981 to May 2005, Mr. Mckay served in a variety of engineering and management positions of increasing responsibility with Schlumberger Ltd. and its affiliates. During his career, Mr. Mckay has been based in Houston as well as a number of international locations, including Bolivia, Italy, Libya, France, Mexico, Venezuela, United Kingdom and Dubai.

Immediately prior to joining Hanover, Mr. Mckay held the position of Global Account Director of Schlumberger Oilfield Services, based in Milan, Italy.

Gary M. Wilson was appointed Senior Vice President, General Counsel and Secretary in May 2004. Since 1985, Mr. Wilson served with Schlumberger Ltd. in various positions of increasing responsibility, including Deputy General Counsel of Schlumberger Oilfield Services. Mr. Wilson acted as General Counsel of WesternGeco, a joint venture between Schlumberger and Baker Hughes Inc., a position he held since 2000. During his career, Mr. Wilson has been based in Houston as well as a number of international locations, including Abu Dhabi, Dubai, Jakarta, London, Paris and Singapore.

Anita H. Colglazier was appointed Vice President — Controller in March 2005. Ms. Colglazier joined Hanover in 2002 and served as Director, Financial Reporting and Policy until her appointment as Controller. Prior to joining Hanover, Ms. Colglazier held various management and accounting positions during her 18 years with Union Pacific Resources Company ("UPRC"), including Assistant Controller. Anadarko Petroleum acquired UPRC in July 2000. After the acquisition through her departure in 2002, Ms. Colglazier worked as an accounting manager supporting the transition and integration of UPRC into Anadarko. Prior to joining UPRC, Ms. Colglazier was an auditor with Deloitte, Haskins & Sells.

Peter G. Schreck has served as Vice President — Treasurer since September 2000. Mr. Schreck was previously employed in various financial positions by Union Pacific Corporation and its affiliated subsidiaries from 1988 through August 2000. Immediately prior to joining Hanover, Mr. Schreck held the position of Treasurer and Director of Financial Services for Union Pacific Resources Company.

Stephen P. York was appointed Vice President — Investor Relations and Technology in March 2005. Mr. York joined Hanover in April 2002 and served as Vice President — Controller until his current appointment. Prior to joining Hanover, Mr. York served as Director, Payroll Production of Exult, Inc., in Charlotte, NC. From 1981 to 2000, Mr. York held various management positions of increasing responsibility with Bank of America Corporation, including Vice President — Audit Director and Senior Vice President — Personnel Operations, Controller/Mortgage Accounting, and Corporate Accounts Payable/Fixed Assets.

Steven W. Muck was appointed Vice President — Global Human Resources and Health, Safety and Environment in July 2006, having served as Vice President — Latin America since May 2005. Mr. Muck joined Hanover in 2000 as Vice President — International Operations. From 1997 to 2000, Mr. Muck served as Vice President of Worldwide Operations of Dresser-Rand Compressor Services. In addition, Mr. Muck held positions in sales, marketing and operations with Dresser-Rand and its predecessor, Ingersoll Rand, from 1975 to 1997.

Employees

As of December 31, 2006, we had approximately 8,300 employees, approximately 600 of whom are represented by a labor union. Additionally, we had approximately 500 contract personnel. We believe that our relations with our employees and contract personnel are satisfactory.

Electronic Information

We maintain a website which can be found at *http://www.hanover-co.com.* We make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and the amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 available on our website as soon as reasonably practicable after we electronically file such material with, or furnish to, the Securities and Exchange Commission. Also, such information is readily available at the website of the Securities and Exchange Commission, which can be found at *http://www.sec.gov.*

A paper copy of any of the above-described filings, including the exhibits to this Form 10-K, is also available free of charge from the Company upon request by contacting Hanover Compressor Company, 12001 North Houston Rosslyn, Houston, Texas 77086, Attention: Corporate Secretary (281) 405-5175. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E.,

Washington, D.C. 20549. You can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

Hanover has adopted "P.R.I.D.E. in Performance — Hanover's Guide to Ethical Business Conduct" ("Code of Ethics") that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics is posted on the Company's website at *http://www.hanover-co.com.* Any changes to, and/or waivers granted, with respect to our Code of Ethics relating to our principal executive officer, principal financial officer, principal accounting officer, and other executive officers and directors of Hanover that we are required to disclose pursuant to applicable rules and regulations of the Securities and Exchange Commission will be posted on our website. Upon request the Company will provide a copy of our Code of Ethics without charge. Such request can be made in writing to the Corporate Secretary at Hanover Compressor Company, 12001 North Houston Rosslyn, Houston, Texas 77086.

Item 1A. ***Risk Factors***

We have a substantial amount of debt, including our compression equipment lease obligations, that could limit our ability to fund future growth and operations and increase our exposure during adverse economic conditions.

At December 31, 2006, we had approximately $1,381.9 million of debt, including approximately $20.0 million in borrowings and excluding outstanding letters of credit of approximately $207.3 million under our bank credit facility. Additional borrowings of up to $222.7 million were available under that facility as of December 31, 2006.

Our substantial debt could have important consequences. For example, these commitments could:

- make it more difficult for us to satisfy our contractual obligations;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;
- increase our vulnerability to interest rate fluctuations because the interest payments on a portion of our debt are at, and a portion of our compression equipment leasing expense is based upon, variable interest rates;
- limit our flexibility in planning for, or reacting to, changes in our business and our industry;
- place us at a disadvantage compared to our competitors that have less debt or fewer operating lease commitments; and
- limit our ability to borrow additional funds.

We will need to generate a significant amount of cash to service our debt, to fund working capital and to pay our debts as they come due.

Our ability to make scheduled payments on our compression equipment lease obligations and our other debt, or to refinance our debt and other obligations, will depend on our ability to generate cash in the future. Our ability to generate cash in the future is subject to, among other factors, our operational performance, as well as general economic, financial, competitive, legislative and regulatory conditions. For the year ended December 31, 2006, we incurred interest expense of $118.0 million related to our debt, including our compression equipment lease obligations.

Our ability to refinance our debt and other financial obligations at a reasonable cost will be affected by the factors discussed herein and by the general market at the time we refinance. The factors discussed herein could adversely affect our ability to refinance this debt and other financial obligations at a reasonable cost.

Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our bank credit facility in an amount sufficient to enable us to pay our debt, compression equipment lease obligations, operating lease commitments and other financial obligations, or to fund our other liquidity needs. We cannot be sure that we will be able to refinance any of our debt or our other financial obligations on commercially reasonable terms or at all. Our inability to refinance our debt or our other financial obligations on commercially reasonable terms could materially adversely affect our business.

The documents governing our outstanding debt, including our compression equipment lease obligations, contain financial and other restrictive covenants. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

Our bank credit facility and other debt obligations, including the indentures related to our notes and the agreements related to our compression equipment lease obligations, contain, among other things, covenants that may restrict our ability to finance future operations or capital needs or to engage in other business activities. These covenants include provisions that, among other things, restrict our ability to:

- incur additional debt or issue guarantees;
- create liens on our assets;
- engage in mergers, consolidations and dispositions of assets;
- enter into additional operating leases;
- pay dividends on or redeem capital stock;
- enter into derivative transactions;
- make certain investments or restricted payments;
- make investments, loans or advancements to certain of our subsidiaries;
- prepay or modify our debt facilities;
- enter into transactions with affiliates; or
- enter into sale leaseback transactions.

In addition, under our bank credit facility we have granted the lenders a security interest in our inventory, equipment and certain of our other property and the property of our U.S. subsidiaries and pledged 66% of the equity interest in certain of our international subsidiaries.

Our bank credit facility also prohibits us (without the lenders' prior approval) from declaring or paying any dividend (other than dividends payable solely in our common stock or in options, warrants or rights to purchase such common stock) on, or making similar payments with respect to, our capital stock.

Our bank credit facility and other financial obligations and the agreements related to our compression equipment lease obligations require us to maintain financial ratios and tests, which may require that we take action to reduce our debt or act in a manner contrary to our business objectives. Adverse conditions in the oil and gas business or in the United States or global economy or other events related to our business may affect our ability to meet those financial ratios and tests. A breach of any of these covenants or failure to maintain such financial ratios would result in an event of default under our bank credit facility, the agreements related to our compression equipment lease obligations and the agreements relating to our other financial obligations. A material adverse change in our business may also limit our ability to effect borrowings under our bank credit facility. If such an event of default occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

We have significant leverage relative to our total capitalization, which could result in a downgrade in our credit rating or other adverse consequences if we do not reduce our leverage.

As of February 20, 2007, our credit ratings as assigned by Moody's and Standard & Poor's were:

	Moody's	Standard & Poor's
Outlook	Positive	Positive
Senior implied rating	B1	BB−
Liquidity Rating	SGL-3	—
2001A equipment lease notes, interest at 8.5%, due September 2008	Ba3, LGD 3	B+
2001B equipment lease notes, interest at 8.8%, due September 2011	Ba3, LGD 3	B+
4.75% convertible senior notes due 2008	B3, LGD 5	B
4.75% convertible senior notes due 2014	B3, LGD 5	B
8.625% senior notes due 2010	B2, LGD 4	B
9.0% senior notes due 2014	B2, LGD 4	B
7.5% senior notes due 2013	B2, LGD 4	B
7.25% convertible junior subordinated notes due 2029*	B3, LGD 6	B−

* Rating is on the TIDES Preferred Securities issued by Hanover Compressor Capital Trust, a trust that we sponsored.

We do not have any credit rating downgrade provisions in our debt agreements or the agreements related to our compression equipment lease obligations that would accelerate their maturity dates. However, a downgrade in our credit rating could materially and adversely affect our ability to renew existing, or obtain access to new credit facilities in the future and could increase the cost of such facilities. In addition, our significant leverage puts us at greater risk of default under one or more of our existing debt agreements if we experience an adverse change to our financial condition or results of operations. Our ability to reduce our leverage depends upon market and economic conditions, as well as our ability to execute liquidity-enhancing transactions such as sales of non-core assets or our equity securities.

Our ability to substitute compression equipment under our compression equipment leases is limited and there are risks associated with reaching that limit prior to the expiration of the lease term.

As of December 31, 2006, we were the lessee in two transactions involving the sale of compression equipment by us to special purpose entities, which in turn lease the equipment back to us. We are entitled under the compression equipment operating lease agreements to substitute equipment that we own for equipment owned by the special purpose entities, provided that the value of the equipment that we are substituting in is equal to or greater than the value of the equipment that is being substituted out. We generally substitute equipment when one of our lease customers exercises a contractual right or otherwise desires to buy the leased equipment or when fleet equipment owned by the special purpose entities becomes obsolete or is selected by us for transfer to international projects. Each lease agreement limits the aggregate amount of replacement equipment that may be substituted to, among other restrictions, a percentage of the termination value under each lease. The termination value is equal to (1) the aggregate amount of outstanding principal of the corresponding notes issued by the special purpose entity, plus accrued and unpaid interest and (2) the aggregate amount of equity investor contributions to the special purpose entity, plus all accrued amounts due on account of the investor yield and any other amounts owed to such investors in the special purpose entity or to the holders of the notes issued by the special purpose entity or their agents. In the following table, termination value does not include amounts in excess of the aggregate outstanding principal amount of notes and the aggregate outstanding amount of the equity investor contributions, as such amounts are periodically paid as supplemental rent as required by our compression equipment operating leases. The aggregate amount of replacement equipment substituted (in dollars and percentage of termination value), the termination value and the substitution percentage limitation relating to each of our compression equipment operating leases as of December 31, 2006 are as follows:

Lease	Value of Substituted Equipment	Percentage of Termination Value(1)	Termination Value(1)	Substitution Limitation as Percentage of Termination Value	Lease Termination Date
			(Dollars in millions)		
2001A compression equipment lease	$20.2	14.7%	$137.1	25%	September 2008
2001B compression equipment lease	54.0	21.0%	257.7	25%	September 2011
Total	$74.2		$394.8		

(1) Termination value assumes all accrued rents paid before termination.

In the event we reach the substitution limitation prior to a lease termination date, we will not be able to effect any additional substitutions with respect to such lease. This inability to substitute could have a material adverse effect on our business, consolidated financial position, results of operations and cash flows.

A prolonged, substantial reduction in oil or gas prices, or prolonged instability in U.S. or global energy markets, could adversely affect our business.

Our operations depend upon the levels of activity in the global energy market, including natural gas development, production, processing and transportation. Oil and gas prices and the level of drilling and exploration activity can be volatile. For example, oil and gas exploration and development activity and the number of well completions typically decline when there is a significant reduction in oil and gas prices or significant instability in energy markets. As a result, the demand for our gas compression and oil and gas production and processing equipment would be adversely affected. Any future significant, prolonged decline in oil and gas prices could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows.

Erosion of the financial condition of our customers can also adversely affect our business. During times when the oil or natural gas market weakens, the likelihood of the erosion of the financial condition of these customers increases. If and to the extent the financial condition of our customers declines, our customers could seek to preserve capital by canceling or delaying scheduled maintenance of their existing gas compression and oil and gas production and processing equipment or determining not to purchase new gas compression and oil and gas production and processing equipment. In addition, upon the financial failure of a customer, we could experience a loss associated with the unsecured portion of any of our outstanding accounts receivable.

There are many risks associated with conducting operations in international markets.

We operate in many geographic markets outside the United States. Changes in local economic or political conditions, particularly in Latin America and Nigeria, could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Additional risks inherent in our international business activities include the following:

- difficulties in managing international operations, including our ability to timely and cost effectively execute projects;
- unexpected changes in regulatory requirements;
- tariffs and other trade barriers that may restrict our ability to enter into new markets;
- governmental actions that result in the deprivation of contract rights;
- changes in political and economic conditions in the countries in which we operate, including civil uprisings, riots, kidnappings and terrorist acts, particularly with respect to our operations in Nigeria;
- potentially adverse tax consequences;

- restrictions on repatriation of earnings or expropriation of property without fair compensation;
- difficulties in establishing new international offices and risks inherent in establishing new relationships in foreign countries; and
- the burden of complying with the various laws and regulations in the countries in which we operate.

Our future plans involve expanding our business in international markets where we currently do not conduct business. The risks inherent in establishing new business ventures, especially in international markets where local customs, laws and business procedures present special challenges, may affect our ability to be successful in these ventures or avoid losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Local unrest and violence in Nigeria has adversely affected our financial results and could result in possible impairment and write-downs of our assets in Nigeria if the political situation in Nigeria does not improve.

Our projects in Nigeria are subject to numerous risks and uncertainties associated with operating in Nigeria. Such risks include, among other things, political, social and economic instability, civil uprisings, riots, terrorism, kidnapping, the taking of property without fair compensation and governmental actions that may restrict payments or the movement of funds or result in the deprivation of contract rights. Any of these risks, including risks arising from the increase in violence and local unrest in Nigeria over the past year, have and could further adversely impact our operations in Nigeria and could affect the timing and decrease the amount of revenue we may realize from our investments in Nigeria.

For example, we are involved in a project called the Cawthorne Channel Project in Nigeria in which we rent and operate barge-mounted gas compression and gas processing facilities stationed in a Nigerian coastal waterway. Because of unrest and violence in the region, gas flow to the project was stopped in June 2006. As a result, we did not recognize revenue on the Cawthorne Channel Project for the last six months of 2006, and we may not be able to recognize revenue from this project in the near future. If the violence and local unrest in Nigeria continues or worsens, we may experience further decreases in revenue from our projects in Nigeria.

At December 31, 2006, we had net assets of approximately $72 million related to projects in Nigeria, a majority of which is related to our capital investment and advances/accounts receivable for the Cawthorne Channel Project. If we are unable to operate our assets under our current projects, we may be required to find alternative uses for those assets, which could potentially result in an impairment and write-down of our investment in those assets in Nigeria and could materially impact our consolidated financial position or results of operation.

Further changes to the laws and regulations of Venezuela could adversely impact our results of operations and require us to write-down our investments in Venezuela.

Recently, laws and regulations in Venezuela have been subject to frequent and significant changes. These changes have included currency controls, restrictions on repatriation of capital, expropriation and nationalization of certain firms and industries and changes to the tax laws. We derived approximately 8% of our 2006 revenues and other income from our operations and interests in joint ventures located in Venezuela. If the government of Venezuela institutes further changes to the laws and regulations of Venezuela, those changes could increase the expenses incurred by our Venezuelan operations, resulting in a reduction in our net income or a write-down of our investments in Venezuela. At December 31, 2006, we had net assets in Venezuela, including investments in non-consolidated affiliates, of approximately $267 million.

Fluctuations in currency exchange rates in international jurisdictions could adversely affect our business.

We have not hedged exchange rate exposures, which exposes us to risk of exchange rate losses. We have significant operations that expose us to currency risk in Italy, Argentina and Venezuela. The impact of foreign currency exchange on our statements of operations will depend on the amount of our net assets and liability positions exposed to currency fluctuations in future periods.

In February 2004 and March 2005, the Venezuelan government devalued the currency to 1,920 bolivars and 2,148 bolivars, respectively, for each U.S. dollar. The impact of any further devaluation on our results will depend upon the amount of our assets (primarily working capital and deferred taxes) exposed to currency fluctuation in Venezuela in future periods.

The economic situation in Argentina and Venezuela is subject to change. To the extent that the situation deteriorates, exchange controls continue in place and the value of the peso and bolivar against the dollar is reduced further, our results of operations in Argentina and Venezuela could be materially and adversely affected, which could result in reductions in our net income.

Our proposed merger with Universal is subject to the receipt of consents and approvals from various government entities that may impose conditions on, jeopardize or delay completion of the mergers or reduce the anticipated benefits of the merger.

In February 2007, we announced that we had entered into an agreement to merge with Universal. Completion of the merger is conditioned upon, among other events, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, and the expiration or termination of any mandatory waiting period under applicable non-U.S. antitrust laws, where the failure to observe that waiting period would be reasonably likely to have a material adverse effect on the combined company after the merger.

It is possible that the required consents, orders, approvals and clearances will not be obtained. Moreover, if they are obtained, they may impose conditions on, or require divestitures relating to operations or assets of, Hanover or Universal. The merger agreement requires Hanover and Universal to satisfy any conditions or divestiture requirements imposed upon them unless the conditions or divestitures would be reasonably likely to have a material adverse effect on the combined company after the merger. A substantial delay in obtaining any required approvals or the imposition of any unfavorable conditions or divestitures in connection with the receipt of any required approvals may jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger.

While the merger is pending, we will be subject to business uncertainties and contractual restrictions that could adversely affect our business.

Uncertainty about the effect of the merger on employees, customers and suppliers may have an adverse effect on us and, consequently, on the combined company. Although we intend to take steps to reduce any adverse effects, these uncertainties may impair our ability to attract, retain and motivate key personnel until the merger is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with us to seek to change existing business relationships with us. Employee retention may be particularly challenging during the pendency of the merger because employees may experience uncertainty about their future roles with the combined company. If, despite our retention efforts, employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company's business could be seriously harmed. In addition, the merger agreement restricts us, without Universal's consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the merger occurs or the merger agreement terminates. These restrictions may prevent us from pursuing otherwise attractive business opportunities and making other changes to our business that may arise prior to completion of the merger or termination of the merger agreement.

Failure to complete the merger could negatively impact our stock price and our future business and financial results because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the merger.

Although Hanover and Universal have agreed to use their reasonable best efforts to obtain stockholder approval of the merger, the stockholders of both Hanover and Universal may not approve the merger. In addition, Hanover and Universal may not receive the required consents, orders, approvals and clearances to complete the merger or satisfy the other conditions to the completion of the merger. If the merger is not completed for any reason, we could be subject to several risks, including the following:

- being required to pay Universal a termination fee of up to $70 million in certain circumstances, as described further in the next risk factor; and
- having had the focus of our management directed toward the merger and integration planning instead of on our core business and other opportunities that could have been beneficial to us.

In addition, we would not realize any of the expected benefits of having completed the merger. We have incurred and will continue to incur substantial financial advisory, legal and other expenses associated with the merger even if it does not close.

If the merger is not completed, the price of our common stock may decline to the extent that the current market price of that stock reflects a market assumption that the merger will be completed and that the related benefits and synergies will be realized, or as a result of the market's perceptions that the merger was not consummated due to an adverse change in our business. In addition, our business may be harmed, and the price of our common stock may decline as a result, to the extent that customers, suppliers and others believe that we cannot compete in the marketplace as effectively without the merger or otherwise remain uncertain about our future prospects in the absence of the merger. Similarly, current and prospective employees may experience uncertainty about the future of our company if the merger is not completed, and the loss of those employees could adversely affect us. If the merger is not completed, we may not be able to attract and retain key management, marketing and technical personnel due to uncertainty about the future of our company, which could harm our businesses and results. The realization of any of these risks may materially adversely affect our business, financial results, financial condition and stock price.

The merger agreement limits our ability to pursue an alternative acquisition proposal and may require us to pay a termination fee of up to $70 million if we do.

The merger agreement prohibits the parties from soliciting, initiating or encouraging alternative merger or acquisition proposals with any third party. The merger agreement also provides for the payment by Hanover or Universal of a termination fee of up to $70 million if the merger agreement is terminated in certain circumstances in connection with a competing acquisition proposal or the withdrawal by the board of directors of one of the companies of its recommendation that the stockholders of that company vote for the merger.

These provisions limit our ability to pursue offers from third parties that could result in greater value to our stockholders. The obligation to make the termination fee payment also may discourage a third party from pursuing an alternative acquisition proposal.

Many of our compressor leases with customers have short initial terms, and we cannot be sure that the leases for these rental compressors will be renewed after the end of the initial lease term.

The length of our compressor leases with customers varies based on operating conditions and customer needs. In most cases, under currently prevailing lease rates, the initial lease terms are not long enough to enable us to fully recoup the average cost of acquiring or fabricating the equipment. We cannot be sure that a substantial number of our lessees will continue to renew their leases or that we will be able to re-lease the equipment to new customers or that any renewals or re-leases will be at comparable lease rates. The inability to renew or re-lease a substantial portion of our compressor rental fleet would have a material adverse effect upon our business, consolidated financial condition, results of operations and cash flows.

We operate in a highly competitive industry.

We experience competition from companies that may be able to adapt more quickly to technological changes within our industry and throughout the economy as a whole, more readily take advantage of acquisitions and other opportunities and adopt more aggressive pricing policies. We also may not be able to take advantage of certain opportunities or make certain investments because of our significant leverage and the restrictive covenants in our bank credit facility, the agreements related to our compression equipment lease obligations and our other obligations. In times of weak market conditions, we may experience reduced profit margins from increased pricing pressure. We may not be able to continue to compete successfully in times of weak market conditions or against such competition. If we cannot compete successfully, we may lose market share and our business, consolidated financial condition, results of operations and cash flows could be materially adversely affected.

Natural gas operations entail inherent risks that may result in substantial liability to us.

Natural gas operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of gas or well fluids, fires and explosions. These risks may expose us, as an equipment operator or fabricator, to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. Our business, consolidated financial condition, results of operations and cash flows could be materially adversely affected if we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits.

Our ability to manage our business effectively will be weakened if we are unable to attract and retain qualified personnel.

We believe that our success depends on our ability to attract and retain qualified employees. There is significant demand in our industry for experienced qualified employees. If we fail to retain our skilled personnel and to recruit other skilled personnel, we could be unable to compete effectively. Our ability to retain personnel may also be impacted by the proposed merger with Universal.

Our business is subject to a variety of governmental regulations.

We are subject to a variety of federal, state, local and international laws and regulations relating to the environment, health and safety, export controls, currency exchange, labor and employment and taxation. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of administrative, civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance. From time to time as part of the regular overall evaluation of our operations, including newly acquired operations, we may be subject to compliance audits by regulatory authorities in the various countries in which we operate.

We may need to apply for or amend facility permits or licenses from time to time with respect to storm water or wastewater discharges, waste handling, or air emissions relating to manufacturing activities or equipment operations, which subjects us to new or revised permitting conditions that may be onerous or costly to comply with. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks or pipelines and other regulated units, all of which may impose additional compliance and permitting obligations.

As one of the largest natural gas compression companies in the United States, we conduct operations at numerous facilities in a wide variety of locations across the country. Our operations at many of these facilities require federal, state or local environmental permits or other authorizations. Additionally, natural gas compressors at many of our customer facilities require individual air permits or general authorizations to operate under various air regulatory programs established by rule or regulation. These permits and authorizations frequently contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits. Generally, our customers are contractually responsible for any permits on their facilities, however, given the large number of facilities in which we operate, and the numerous environmental permits and other authorizations applicable to our operations, we occasionally identify or are notified of technical violations of certain requirements existing in various permits and other authorizations, and it is likely that similar technical violations will occur in the future. Occasionally, we have been assessed penalties for our non-compliance, and we could be subject to such penalties in the future. While such penalties generally do not have a material financial impact on our business or operations, it is possible future violations could result in substantial penalties. In addition, future events, such as compliance with more stringent laws, regulations or permit conditions, a major expansion of our operations into more heavily regulated activities, more vigorous enforcement policies by regulatory agencies, or stricter or different interpretations of existing laws and regulations could require us to make material expenditures.

Our stock price may experience volatility.

Our stock price, like that of other companies, can be volatile. Some of the factors that could affect our stock price are quarterly increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, and speculation in the press or investment community about our financial condition or results of operations and our proposed merger with Universal. General market conditions and U.S. or international economic factors unrelated to our performance may also affect our stock price. For these reasons, investors should not rely on recent trends to predict future stock prices or financial results.

We are dependent on particular suppliers and are vulnerable to product shortages and price increases.

Some of the components used in our products are obtained from a single source or a limited group of suppliers. Our reliance on these suppliers involves several risks, including price increases, inferior component quality and a potential inability to obtain an adequate supply of required components in a timely manner. The partial or complete loss of certain of these sources could have a negative impact on our results of operations and could damage our customer relationships. Further, a significant increase in the price of one or more of these components could have a negative impact on our results of operations.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

The following table describes the material facilities owned or leased by Hanover and our subsidiaries as of December 31, 2006:

Location	Status	Square Feet	Uses
Broken Arrow, Oklahoma	Owned	141,549	Compressor and accessory fabrication
Houston, Texas	Owned	307,944	Compressor and accessory fabrication; corporate office
Houston, Texas	Leased	67,937	Office
Anaco, Venezuela	Leased	129,000	Compressor rental and service
Barquisimeto, Venezuela	Owned	12,917	Compressor rental and service
Casacara Station, Colombia	Owned	14,000	Compressor rental and service
Casper, Wyoming	Owned	28,390	Compressor rental and service
Comodoro Rivadavia, Argentina	Owned	26,000	Compressor rental and service
Davis, Oklahoma	Owned	393,870	Compressor rental and service
El Tigre, Venezuela	Leased	18,299	Compressor rental and service
Farmington, New Mexico	Owned	20,361	Compressor rental and service
Farmington, New Mexico	Leased	18,691	Compressor rental and service
Gillette, Wyoming	Leased	10,200	Compressor rental and service
Kilgore, Texas	Owned	33,039	Compressor rental and service
Maturin, Venezuela	Owned	14,747	Compressor rental and service
Midland, Texas	Owned	53,300	Compressor rental and service
Neuquen, Argentina	Owned	30,000	Compressor rental and service
Oklahoma City, Oklahoma	Leased	37,485	Compressor rental and service
Pampa, Texas	Leased	24,000	Compressor rental and service
Pocola, Oklahoma	Owned	18,705	Compressor rental and service
Santa Cruz, Bolivia	Leased	21,119	Compressor rental and service
Victoria, Texas	Owned	59,852	Compressor rental and service
Walsall, UK — Westgate	Owned	44,700	Compressor rental and service
Yukon, Oklahoma	Owned	22,453	Compressor rental and service
Bridgeport, Texas	Leased	13,500	Parts, service and used equipment
Broken Arrow, Oklahoma	Leased	19,000	Parts, service and used equipment
Houston, Texas	Leased	28,750	Parts, service and used equipment
Port Harcourt, Nigeria	Leased	32,808	Parts, service and used equipment
Broussard, Louisiana	Owned	74,402	Production and processing equipment fabrication
Columbus, Texas	Owned	219,552	Production and processing equipment fabrication
Corpus Christi, Texas	Owned	11,000	Production and processing equipment fabrication
Jebel Ali Free Zone, UAE	Owned	113,211	Production and processing equipment fabrication
Hamriyah Free Zone, UAE	Owned	140,946	Production and processing equipment fabrication
Mantova, Italy	Owned	654,397	Production and processing equipment fabrication
Tulsa, Oklahoma	Owned	40,100	Production and processing equipment fabrication
Victoria, Texas	Owned	50,506	Production and processing equipment fabrication

Our executive offices are located at 12001 North Houston Rosslyn, Houston, Texas 77086 and our telephone number is (281) 447-8787.

Item 3. *Legal Proceedings*

In the ordinary course of business we are involved in various pending or threatened legal actions, including environmental matters. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our shareholders during the fourth quarter of our fiscal year ended December 31, 2006.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is listed on the New York Stock Exchange under the symbol "HC." As of February 20, 2007, 104,597,156 shares of our common stock were issued and held by 5,480 holders of record. Our transfer agent is the American Stock Transfer and Trust Company and is located at 59 Maiden Lane, Plaza Level, New York, NY 10038. On February 20, 2007, the last reported sales price of our common stock on the New York Stock Exchange was $22.13. The following table presents, for the periods indicated, the range of high and low quarterly sales prices of our common stock, as reported on the New York Stock Exchange.

	Price	
	High	Low
Year ended December 31, 2005		
First Quarter	$14.87	$11.35
Second Quarter	$12.32	$10.13
Third Quarter	$15.68	$11.45
Fourth Quarter	$14.80	$12.47
Year ended December 31, 2006		
First Quarter	$18.81	$14.20
Second Quarter	$21.10	$15.57
Third Quarter	$19.75	$16.07
Fourth Quarter	$20.64	$17.04

We have not paid any cash dividends on our common stock since our formation and do not anticipate paying such dividends in the foreseeable future. The Board of Directors anticipates that all cash flow generated from operations in the foreseeable future will be retained and used to pay down debt or develop and expand our business. Any future determinations to pay cash dividends on our common stock will be at the discretion of the Board of Directors and will be dependent upon our results of operations and financial condition, credit and loan agreements in effect at that time and other factors deemed relevant by the Board of Directors. Our bank credit facility, with JPMorgan Chase Bank, N.A. as agent, prohibits us (without the lenders' prior approval) from declaring or paying any dividend (other than dividends payable solely in our common stock or in options, warrants or rights to purchase such common stock) on, or making similar payments with respect to, our capital stock.

The certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to this 2006 Annual Report on Form 10-K. We have also filed with the New York Stock Exchange the annual written affirmation certifying that we are not aware of any violations by Hanover of the NYSE Corporate Governance Listing Standards.

See Item 12 of this Form 10-K for disclosures regarding securities authorized for issuance under equity compensation plans.

Item 6. *Selected Financial Data*

In the table below we have presented certain selected financial data for Hanover for each of the five years in the period ended December 31, 2006. The historical consolidated financial data has been derived from Hanover's audited consolidated financial statements. The following information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K and the Consolidated Financial Statements in Item 15 of this Form 10-K.

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Income Statement Data:					
Revenues and other income:					
U.S. rentals	$ 384,292	$ 351,128	$ 341,570	$ 324,186	$ 328,600
International rentals	263,228	232,587	214,598	191,301	175,337
Parts, service and used equipment	224,810	225,636	180,321	164,935	223,685
Compressor and accessory fabrication	303,205	179,954	158,629	106,896	114,009
Production and processing equipment fabrication	429,697	360,267	270,284	260,660	149,656
Equity in income of non-consolidated affiliates	19,430	21,466	19,780	23,014	18,554
Gain on sale of business and other income(1)	46,001	4,551	3,413	4,088	3,600
Total revenues and other income(2)	1,670,663	1,375,589	1,188,595	1,075,080	1,013,441
Expenses:					
U.S. rentals	152,605	139,465	144,580	127,425	122,172
International rentals	96,631	76,512	63,953	61,875	52,996
Parts, service and used equipment	183,965	169,168	135,929	123,255	179,843
Compressor and accessory fabrication	249,910	156,414	144,832	96,922	99,446
Production and processing equipment fabrication	366,590	325,924	242,251	234,203	127,442
Selling, general and administrative	204,247	182,198	173,066	159,870	150,863
Depreciation and amortization(4)(5)	181,416	182,681	175,308	169,164	148,141
Interest expense(5)(7)	118,006	136,927	146,978	89,175	43,352
Foreign currency translation	(4,317)	7,890	(5,222)	2,548	16,727
Securities related litigation settlement(3)	—	—	(4,163)	42,991	—
Other	1,204	526	407	2,906	27,607
Debt extinguishment costs(4)	5,902	7,318	—	—	—
Goodwill impairment	—	—	—	35,466	52,103
Leasing expense(5)	—	—	—	43,139	90,074
	1,556,159	1,385,023	1,217,919	1,188,939	1,110,766
Income (loss) from continuing operations before income taxes	114,504	(9,434)	(29,324)	(113,859)	(97,325)
Provision for (benefit from) income taxes(6)	28,782	27,714	24,767	3,629	(17,114)
Income (loss) from continuing operations	85,722	(37,148)	(54,091)	(117,488)	(80,211)
Income (loss) from discontinued operations, net of tax(2)	431	(869)	10,085	(3,861)	(35,857)
Cumulative effect of accounting change, net of tax(5)	370	—	—	(86,910)	—
Net income (loss)	$ 86,523	$ (38,017)	$ (44,006)	$ (208,259)	$ (116,068)
Basic earnings (loss) per common share from continuing operations	$ 0.85	$ (0.41)	$ (0.64)	$ (1.45)	$ (1.01)
Diluted earnings (loss) per common share from continuing operations	$ 0.80	$ (0.41)	$ (0.64)	$ (1.45)	$ (1.01)
Weighted average common and common equivalent shares:					
Basic	101,178	91,556	84,792	81,123	79,500
Diluted	112,035	91,556	84,792	81,123	79,500

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Cash flows provided by (used in):					
Operating activities	$ 209,089	$ 122,487	$ 131,837	$ 164,735	$ 195,717
Investing activities	(168,168)	(104,027)	11,129	(43,470)	(193,703)
Financing activities	(18,134)	(6,890)	(162,350)	(84,457)	(4,232)
Balance Sheet Data (end of period):					
Working capital	$ 326,565	$ 351,694	$ 301,893	$ 279,050	$ 218,398
Net property, plant and equipment(5)	1,863,452	1,823,100	1,876,348	2,027,654	1,167,675
Total assets(5)	3,070,889	2,862,996	2,771,229	2,942,274	2,176,983
Debt and convertible preferred securities(5)(7)	1,369,931	1,478,948	1,643,616	1,782,823	641,194
Common stockholders' equity(7)	1,014,282	909,782	760,055	753,488	927,626

(1) In February 2006, we sold our U.S. amine treating rental assets to Crosstex Energy Services L.P. ("Crosstex") for approximately $51.5 million which resulted in a $28.4 million pre-tax gain reported in gain on sale of business and other income. In addition, in May 2006 we sold the assets used in our fabrication facility in Canada, which was part of our Production and processing fabrication- surface equipment segment, as part of management's plan to improve overall operating efficiency in this line of business. The sale resulted in an $8.0 million pre-tax gain reported in gain on sale of business and other income. The disposal of these assets did not meet the criteria established for recognition as discontinued operations. For a description of discontinued operations, see Note 3 in Notes to the Consolidated Financial Statements in Item 15 of this Form 10-K.

(2) We have grown as a result of internal growth and acquisitions. In August 2003, we exercised our option to acquire the remaining 49% interest in Belleli in order to gain complete control of Belleli. In the fourth quarter of 2002, we decided to discontinue certain businesses. In November 2004, we sold the compression rental assets of our Canadian subsidiary for approximately $56.9 million. Additionally, in December 2004 we sold our ownership interest in Collicutt Energy Services Ltd. ("CES") for approximately $2.6 million to an entity owned by Steven Collicutt. Hanover owned approximately 2.6 million shares in CES, which represented approximately 24.1% of the ownership interest of CES. These businesses are reflected as discontinued operations in our consolidated statements of operations.

(3) In May 2003, Hanover reached an agreement that was subject to court approval, to settle securities class actions, ERISA class actions and the shareholder derivative actions. The terms of the settlement became final in March 2004 and required Hanover to: (a) make a cash payment of approximately $30 million to the securities settlement fund (of which $26.7 million was funded by payments from Hanover's directors and officers insurance carriers), (b) issue 2.5 million shares of Hanover common stock to the securities settlement fund, and (c) issue a contingent note with a principal amount of $6.7 million to the securities settlement fund.

In April 2004, we issued the $6.7 million contingent note related to the securities settlement. The note was payable, together with accrued interest, on March 31, 2007 but was extinguished (with no money paid under it) under the terms of the note since our common stock traded above the average price of $12.25 per share for 15 consecutive trading days during the third quarter of 2004. As a result of the cancellation of the note in the third quarter of 2004, we reversed the note and the embedded derivative, which resulted in a $4.0 million reduction to the cost of the securities-related litigation.

(4) In March 2006, we completed a public offering of $150 million aggregate principal amount of 7.5% Senior Notes due 2013. We used the net proceeds from the offering of $146.6 million, together with borrowings under our bank credit facility, to redeem our 11% Zero Coupon Subordinated Notes due March 31, 2007. In connection with the redemption, we expensed $5.9 million related to the call premium.

During September 2005, we redeemed $167.0 million in indebtedness and repaid $5.2 million in minority interest obligations under our 2001A compression equipment lease obligations. In connection with the redemption and repayment, we expensed $7.3 million related to the call premium and $2.5 million through depreciation and amortization expense related to unamortized debt issuance costs.

(5) In accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" as revised in December 2003 ("FIN 46"), for periods ending after June 30, 2003, we have included in our consolidated financial statements the special purpose entities that lease compression equipment to us. As a result, on July 1, 2003, we added approximately $897 million of compression equipment assets, net of accumulated depreciation, and approximately $1,139.6 million of our compression equipment lease obligations (including approximately $1,105.0 million in debt) to our balance sheet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Leasing Transactions and Accounting Change for FIN 46" in Item 7 of this Form 10-K.

(6) During 2006, we recorded pre-tax income in the U.S. and therefore were able to realize the benefit from net operating loss carryforwards and capital loss carryforwards that previously we had provided a valuation allowance against. In addition, during the fourth quarter of 2006, we recorded a benefit for the reversal of $10.2 million of the valuation allowance on our net deferred tax assets in the U.S., which is recorded as a reduction to our provision for income taxes. This reversal is the result of our conclusion in the fourth quarter of 2006 that it is more likely than not that we will realize the benefit from the associated net deferred tax assets. As a result, our 2006 tax provision benefited from approximately $36.2 million in valuation allowances that were reversed.

(7) On August 15, 2005, we completed a public offering of 13,154,385 shares of common stock under our shelf registration that resulted in approximately $179.1 million of net proceeds for Hanover. The net proceeds from this offering were used to redeem $167.0 million in indebtedness and repay $5.2 million in minority interest obligations under our 2001A compression equipment lease obligations during September 2005.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's discussion and analysis of the results of operations and financial condition of Hanover Compressor Company should be read in conjunction with the Consolidated Financial Statements and related Notes thereto in Item 15 of this Form 10-K.

Overview

We are a global market leader in the full service natural gas compression business and are also a leading provider of service, fabrication and equipment for oil and natural gas production processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Hanover was founded as a Delaware corporation in 1990, and has been a public company since 1997. Our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment, but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, and oilfield power generation services, primarily to our U.S. and international customers as a complement to our compression services. In addition, through our subsidiary, Belleli, we provide engineering, procurement and construction services primarily related to the manufacturing of critical process equipment for refinery and petrochemical facilities and construction of evaporators and brine heaters for desalination plants and tank farms, primarily for use in Europe and the Middle East.

Competitive Strengths

We believe we have the following key competitive strengths:

- *Total solutions provider:* We believe that we are the only company in our industry that offers both outsourced rental of, as well as the sale of, compression and oil and gas production and processing equipment and related services. Our services include complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment, as well as engineering and product design, fabrication, installation, customer service and after-market support. Our global customer base consists of U.S. and international companies engaged in all aspects of the oil and gas industry, including large integrated oil and gas companies, national oil and gas companies, independent producers and natural gas processors, gatherers and pipelines. By offering a broad range of services that complement our historic strengths, we believe that we can provide comprehensive integrated global solutions to meet our customers' oil and gas production and processing equipment and compression needs. We believe the breadth and quality of our services and rental fleet, the depth of our customer relationships and our presence in many major gas-producing regions place us in a position to capture additional outsourced business on a global basis.

- *Leading position in high horsepower compression:* High horsepower compression, composed of units with greater than 500 horsepower, is the largest portion of our rental fleet, based on horsepower. We believe we are a leading provider of these units, which are typically installed on larger wells, gathering systems and processing and treating facilities. The scale and more attractive unit economics of these facilities generally insulate them from declining commodity prices. As a result, compressors in this segment tend to realize higher utilization rates.

- *Provider of superior customer service:* To facilitate our total solutions approach, we have adopted a geographical business unit concept and utilize a decentralized management and operating structure to provide superior customer service in a relationship-driven, service-intensive industry. We believe that our regionally-based network, local presence, experience and in-depth knowledge of customers' operating needs and growth plans enable us to effectively meet their evolving demands on a more timely basis. Our salespeople pursue the rental and sales market for our products and services in their respective territories. Our efforts concentrate on demonstrating our commitment to enhancing the customer's cash flow through superior product design, fabrication, installation, customer service and after-market support.

- *International experience:* We believe we are a leader in natural gas compression as well as service and fabrication of equipment for oil and gas processing and transportation services in Latin America, with an expanding presence in West Africa, the Middle and Far East and Russia. As of December 31, 2006, we had approximately 891,000 horsepower of compression deployed internationally, of which approximately 93% was located in Latin America (primarily in Venezuela, Argentina, Mexico and Brazil). We opened offices in Oman and Egypt during 2006 and Pakistan during 2005. During 2004, we opened offices in Nigeria, the Middle and Far East and Russia. We believe our experience in managing our international operations and our efforts to develop and expand our international sales force have created a global platform from which we can continue to grow in international markets.

Business Strategy

We intend to continue to capitalize on our competitive strengths to meet our customers' needs through the following key strategies:

- *Focus on core operations.* We have built our leading market position through our strengths in compression rentals, compressor fabrication, production and processing equipment rental and fabrication and parts and service. We are focusing our efforts on these businesses and on streamlining operations in our core markets. We believe this focused approach will enable us to enhance our growth prospects and returns. In addition, we are actively pursuing improvements in our U.S. fleet utilization by prudently employing additional units, moving idle U.S. units into service in international markets and retiring less profitable units in order to improve our utilization and enhance the returns for our business. We have also converted one of our facilities to refurbish approximately 200,000 horsepower of idle U.S. compression assets so we can deploy these units in both our U.S. and international rental businesses.

- *Expand international presence.* International markets continue to represent the greatest growth opportunity for our business. We believe that these markets are underserved in the area of the products and services we offer. In addition, we typically see higher returns in international markets relative to the

United States. We intend to allocate additional resources toward international markets, to open offices abroad, where appropriate, and to move idle U.S. units into service in international markets.

- *Continuing development of product lines.* We intend to continue to develop and deliver products and services beyond the rental and sale of compression equipment, including production and/or processing equipment, engineering, installation, and operating services. As we move forward, we are seeing new opportunities driven more by our ability to deliver a total solution rather than just a single product. A total solution will typically incorporate multiple Hanover product offerings. We believe that this will enable us to capitalize on and expand our existing client relationships and enhance our revenue and returns from each individual project.

- *Focus on process improvement.* We plan to focus on process improvements by consistently reviewing and rationalizing our existing business lines. We have developed a more disciplined and systematic approach to evaluating return on capital, exercising cost controls and operating and managing our business. Through our Service Excellence Program, we will continue to take the best practices from across our organization and formalize these practices into common company-wide standards that we expect will bring improved operating and financial performance. In addition, we intend to take advantage of our enterprise resource planning system platform to help us better evaluate our markets and business opportunities, operate and maintain our assets and make more informed and timely decisions.

- *Disciplined use of capital.* We intend to continue to focus on our capital discipline, as we believe it will better position us for growth and enhanced returns. During 2005, we used proceeds from our equity offering to decrease our outstanding debt and compression equipment lease obligations by approximately $170 million. During 2004, we used cash flows from operations and asset sales to reduce our outstanding debt and compression equipment lease obligations by approximately $149 million. As a result, we surpassed our objective to reduce our debt and compression equipment lease obligations by $180 million from 2004 through 2007.

Market Conditions

Our operations depend upon the levels of activity in natural gas development, production, processing and transportation. Such activity levels typically decline when there is a significant reduction in oil and gas prices or significant instability in energy markets. In recent years, oil and gas prices have been extremely volatile. Our revenues increased during 2004, 2005 and 2006, which we believe resulted from an improvement in market conditions.

The North American rig count increased by 6% to 2,174 at December 31, 2006 from 2,045 at December 31, 2005, and the twelve-month rolling average North American rig count increased by 15% to 2,118 at December 31, 2006 from 1,838 at December 31, 2005. The twelve-month rolling average New York Mercantile Exchange wellhead natural gas price decreased to $6.42 per Mcf at December 31, 2006 from $7.51 per Mcf at December 31, 2005. Despite the increase in the rig count, U.S. natural gas production levels have not significantly changed. Recently, we have not experienced any significant growth in U.S. rentals of equipment, which we believe is primarily the result of (1) the lack of immediate availability of compression equipment in the configuration currently in demand by our customers and (2) increases in purchases of compression equipment by oil and gas companies that have available capital. However, improved market conditions have led to improved pricing and demand for sales of equipment in the U.S. market.

Summary of Results

Net income (losses). We recorded consolidated net income of $86.5 million for the year ended December 31, 2006, as compared to consolidated net losses of $38.0 million and $44.0 million for the years ended December 31, 2005 and 2004, respectively. Our results for the year ended 2006 was affected by benefits that may not necessarily be indicative of our core operations or our future prospects and impact comparability between years. These special items are discussed in "— Year Ended December 31, 2006 Compared to Year Ended December 31, 2005" below. Our results for the years ended 2005 and 2004 were affected by a number of charges that impact comparability between years. These special items are discussed in "— Year Ended December 31, 2005 Compared to Year Ended December 31, 2004" below.

Results by Product Line. The following table summarizes revenues, expenses and gross profit margin percentages for each of our product lines (dollars in thousands):

	Years Ended December 31,		
	2006	2005	2004
Revenues and other income:			
U.S. rentals	$ 384,292	$ 351,128	$ 341,570
International rentals	263,228	232,587	214,598
Parts, service and used equipment	224,810	225,636	180,321
Compressor and accessory fabrication	303,205	179,954	158,629
Production and processing equipment fabrication	429,697	360,267	270,284
Equity in income of non-consolidated affiliates	19,430	21,466	19,780
Gain on sale of business and other income	46,001	4,551	3,413
	$1,670,663	$1,375,589	$1,188,595
Expenses:			
U.S. rentals	$ 152,605	$ 139,465	$ 144,580
International rentals	96,631	76,512	63,953
Parts, service and used equipment	183,965	169,168	135,929
Compressor and accessory fabrication	249,910	156,414	144,832
Production and processing equipment fabrication	366,590	325,924	242,251
	$1,049,701	$ 867,483	$ 731,545
Gross profit margin:			
U.S. rentals	60%	60%	58%
International rentals	63%	67%	70%
Parts, service and used equipment	18%	25%	25%
Compressor and accessory fabrication	18%	13%	9%
Production and processing equipment fabrication	15%	10%	10%

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and accounting policies, including those related to bad debts, inventories, fixed assets, investments, intangible assets, income taxes, revenue recognition and contingencies and litigation. We base our estimates on historical experience and on other assumptions that we believe are reasonable under the circumstances. The results of this process form the basis of our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and these differences can be material to our financial condition, results of operations and liquidity.

Allowances and Reserves

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of a customer deteriorates, resulting in an impairment of its ability to make payments, additional allowances may be required. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience. We review the adequacy of our allowance for doubtful accounts monthly. Balances aged greater than 90 days are reviewed individually for collectibility. In addition, all other balances are reviewed based on significance and customer payment histories. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During 2006, 2005 and 2004, we recorded bad debt expense of approximately $2.5 million, $2.0 million, and $2.7 million, respectively.

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory write-downs may be required. During 2006, 2005 and 2004, we wrote-down inventory of approximately $2.3 million, $0.1 million, and $1.1 million, respectively.

Long-Lived Assets and Investments

We review for the impairment of long-lived assets, including property, plant and equipment and assets held for sale whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When necessary, an impairment loss is recognized and represents the excess of the asset's carrying value as compared to its estimated fair value and is charged to the period in which the impairment occurred. The determination of what constitutes an indication of possible impairment, the estimation of future cash flows and the determination of estimated fair value are all significant judgments. There were no significant impairments in 2006, 2005 or 2004.

In addition, we perform an annual goodwill impairment test, pursuant to the requirements of SFAS 142, in the fourth quarter of each year or whenever events indicate impairment may have occurred, to determine if the estimated recoverable value of the reporting unit exceeds the net carrying value of the reporting unit, including the applicable goodwill. We determine the fair value of our reporting units using a combination of the expected present value of future cash flows and a market approach. The present value of future cash flows is estimated using our most recent forecast, the weighted average cost of capital and a market multiple on the reporting units' earnings before interest, tax, depreciation and amortization. Changes in forecasts could affect the estimated fair value of our reporting units and result in a goodwill impairment charge in a future period. There were no impairments in 2006, 2005 or 2004 related to our annual goodwill impairment test.

We hold investments in companies having operations in areas that relate to our business. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Tax Assets

As of December 31, 2006, we reported a net deferred tax liability of $54.5 million, which included gross deferred tax assets of $301.7 million, net of a valuation allowance of $47.0 million and gross deferred tax liabilities of $356.1 million. Numerous assumptions are inherent in the estimation of future taxable income, including assumptions about matters that are dependent on future events, such as future operating conditions and future financial conditions.

Additionally, we must consider any prudent and feasible tax planning strategies that might minimize the amount of tax liabilities recognized or the amount of any valuation allowance recognized against deferred tax assets. We must also consider if we have the ability to implement these strategies should the forecasted conditions actually occur. The principal tax planning strategy available to us relates to the permanent reinvestment of the earnings of international subsidiaries. Assumptions related to the permanent reinvestment of the earnings of international subsidiaries are reconsidered periodically to give effect to changes in our businesses and in our tax profile.

Due to our income from the results of U.S. operations in 2006 and our expectations for income in 2007 and future years and in consideration of the timing of the reversal of deductions taken for tax in advance of book ("temporary differences"), during the fourth quarter of 2006, we reached the conclusion that it is more likely than not that our net deferred tax assets in the U.S. would be realized. Previously, because of cumulative tax losses in the U.S., we were not able to reach the "more likely than not" criteria of SFAS 109 and had recorded a valuation allowance on our net U.S. deferred tax assets. We have recorded valuation allowances for certain deferred tax assets that are not likely to be realized. If we are required to record and/or release additional valuation allowances in the United States or any other jurisdictions, our effective tax rate will be impacted, perhaps substantially, compared to the statutory rate.

Revenue Recognition — Percentage of Completion Accounting

We recognize revenue and profit for our fabrication operations as work progresses on long-term, fixed-price contracts using the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs. We follow this method because reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made and because the fabrication projects usually last several months. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to income in the period in which the facts that give rise to the revision become known. The average duration of these projects is three to thirty-six months. Due to the long-term nature of some of our jobs, developing the estimates of cost often requires significant judgment.

We estimate percentage-of-completion for compressor and accessory fabrication on a direct labor hour to total labor hour basis. This calculation requires management to estimate the number of total labor hours required for each project and to estimate the profit expected on the project. Production and processing equipment fabrication percentage-of-completion is estimated using the direct labor hour and cost to total cost basis. The cost to total cost basis requires us to estimate the amount of total costs (labor and materials) required to complete each project. Since we have many fabrication projects in process at any given time, we do not believe that materially different results would be achieved if different estimates, assumptions, or conditions were used for any single project.

Factors that must be considered in estimating the work to be completed and ultimate profit include labor productivity and availability, the nature and complexity of work to be performed, the impact of change orders, availability of raw materials and the impact of delayed performance. If the aggregate combined cost estimates for all of our fabrication businesses had been higher or lower by 1% in 2006, our results of operations before tax would have been decreased or increased by approximately $6.2 million. As of December 31, 2006, we had recognized approximately $85.9 million in estimated earnings on uncompleted contracts.

Contingencies and Litigation

We are substantially self-insured for worker's compensation, employer's liability, property, auto liability, general liability and employee group health claims in view of the relatively high per-incident deductibles we absorb under our insurance arrangements for these risks. Losses up to deductible amounts are estimated and accrued based upon known facts, historical trends and industry averages. We review these estimates quarterly and believe such accruals to be adequate. However, insurance liabilities are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, timely reporting of occurrences, ongoing treatment or loss mitigation, general trends in litigation recovery outcomes and the effectiveness of safety and risk management programs. Therefore, if actual experience differs from the assumptions and estimates used for recording the liabilities, adjustments may be required and would be recorded in the period that the experience becomes known. As of December 31, 2006 and 2005, we had recorded approximately $4.5 million and $4.2 million, respectively, in claim reserves.

In the ordinary course of business, we are involved in various pending or threatened legal actions. While we are unable to predict the ultimate outcome of these actions, SFAS 5, "Accounting for Contingencies" requires management to make judgments about future events that are inherently uncertain. We are required to record (and have recorded) a loss during any period in which we believe, based on our experience, a contingency is probable of resulting in a financial loss to us. In making its determinations of likely outcomes of pending or threatened legal matters, management considers the evaluation of counsel knowledgeable about each matter.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Summary

Our revenue and other income for the year ended December 31, 2006 was $1,670.7 million compared to revenue and other income of $1,375.6 million for the year ended December 31, 2005. Net income for the year ended December 31, 2006 was $86.5 million compared with a net loss of $38.0 million for the year ended December 31, 2005. Our revenue and net income increased due to improved market conditions and our focus on improving sales and margins. In addition, results for the year ended December 31, 2006 benefited from a pre-tax gain of $28.4 million on the sale of our U.S. amine treating business, an $8.0 million pre-tax gain on the sale of our fabrication facilities in Canada, and a benefit from the utilization of $36.2 million of net operating and capital losses that previously had valuation allowance (including the reversal of $10.2 million of the valuation allowance on our net deferred tax assets in the U.S.) Results for the year ended December 31, 2006 were also impacted by debt extinguishment costs of $5.9 million related to the call premium to repay our 11% Zero Coupon Subordinated Notes due March 31, 2007. Net loss in 2005 included $7.3 million in debt extinguishment costs and $2.5 million related to write-off of deferred financing costs in Depreciation and amortization.

Summary of Business Line Results

U.S. Rentals

	Years Ended December 31, 2006	2005	Increase (Decrease)
	(In thousands)		
Revenue	$384,292	$351,128	9%
Operating expense	152,605	139,465	9%
Gross profit	$231,687	$211,663	9%
Gross margin	60%	60%	—

U.S. rental revenue increased during the year ended December 31, 2006, compared to the year ended December 31, 2005, due primarily to improvement in market conditions that has led to an improvement in pricing and an increase in contracted horsepower of approximately 3%. Gross margin for the year ended December 31, 2006 benefited from price increases, but was offset by $2.1 million of incremental expenses related to our program to refurbish approximately 200,000 horsepower of idle U.S. compression equipment and the impact of recording increased incentive compensation expenses of approximately $4.3 million, including the impact of the adoption of SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)").

International Rentals

	Years Ended December 31,		Increase (Decrease)
	2006	2005	
	(In thousands)		
Revenue	$263,228	$232,587	13%
Operating expense	96,631	76,512	26%
Gross profit	$166,597	$156,075	7%
Gross margin	63%	67%	(4)%

During the year ended December 31, 2006, international rental revenue and gross profit increased, compared to the year ended December 31, 2005, primarily due to increased rental activity in Venezuela, Mexico, Brazil and Argentina. Gross margin decreased primarily due to increased labor costs in Argentina of approximately $2.2 million and higher repair and maintenance costs in Venezuela, Brazil and Mexico. Additionally, approximately $9.3 million of billings related to the Cawthorne Channel Project in 2006 were not recognized due to the local unrest and uncertainty about when the project's operations will go back on-line (see further discussion in Note 19 of the Notes to the Consolidated Financial Statements included in Item 15 of this Form 10-K).

Parts, Service and Used Equipment

	Years Ended December 31,		Increase (Decrease)
	2006	2005	
	(In thousands)		
Revenue	$224,810	$225,636	—
Operating expense	183,965	169,168	9%
Gross profit	$ 40,845	$ 56,468	(28)%
Gross margin	18%	25%	(7)%

Our parts, service and used equipment revenue includes two business components: (1) parts and service and (2) used rental equipment and installation sales. Parts, service and used equipment revenue for the year ended December 31, 2006 were slightly lower than the year ended December 31, 2005 primarily due to a decrease in used rental equipment sales, partially offset by an increase in base parts and service revenue. For the year ended December 31, 2006, parts and service revenue was $179.0 million with a gross margin of 24%, compared to $152.4 million and 26%, respectively, for the year ended December 31, 2005. Used rental equipment and installation sales revenue for the year ended December 31, 2006 was $45.8 million with a gross margin of (4)%, compared to $73.2 million with a 22% gross margin for the year ended December 31, 2005. Gross margin for the year ended December 31, 2006 decreased due to lower margins on base parts and service sales in the U.S. and cost overruns on installation jobs in 2006. Used rental equipment and installation gross margin was negatively impacted by approximately $6.0 million of cost overruns on installation jobs in 2006. In 2005, used rental equipment revenue included a $20.3 million sale of a gas plant in Madisonville, Texas at a margin of 25%. Our used rental equipment and installation sales revenue and gross margins vary significantly from period to period and are dependent on the sale of used rental equipment, the exercise of purchase options on rental equipment by customers and installation sales associated with the start-up of new projects by customers.

Compression and Accessory Fabrication

	Years Ended December 31,		Increase (Decrease)
	2006	2005	
	(In thousands)		
Revenue	$303,205	$179,954	68%
Operating Expense	249,910	156,414	60%
Gross Profit	$ 53,295	$ 23,540	126%
Gross Margin	18%	13%	5%

For the year ended December 31, 2006, compression and accessory fabrication revenue, gross profit and gross margin increased primarily due to improved market conditions that led to higher sales levels, better pricing and an improvement in operating efficiencies. As of December 31, 2006, we had compression and accessory fabrication backlog of approximately $325.1 million compared to $85.4 million at December 31, 2005.

Production and Processing Equipment Fabrication

	Years Ended December 31,		Increase (Decrease)
	2006	2005	
	(In thousands)		
Revenue	$429,697	$360,267	19%
Operating expense	366,590	325,924	12%
Gross profit	$ 63,107	$ 34,343	84%
Gross margin	15%	10%	5%

Production and processing equipment fabrication revenue for the year ended December 31, 2006 was greater than for the year ended December 31, 2005, primarily due to an improvement in market conditions that led to an increase in awarded sales, improved pricing and an improvement in operating efficiencies. Gross margins improved due to improved market conditions and poor performance on a few jobs during 2005. As of December 31, 2006, we had a production and processing equipment fabrication backlog of $482.5 million compared to $287.7 million at December 31, 2005, including Belleli's backlog of $414.0 million and $237.0 million at December 31, 2006 and 2005, respectively.

Belleli's revenue and gross profit increased for the year ended December 31, 2006 compared to 2005 due to improved market conditions. During the year ended December 31, 2006, Belleli's revenue increased $76.2 million to $254.9 million and gross profit increased $17.1 million to $27.9 million compared to the year ended December 31, 2005.

Equity in Income of Non-Consolidated Affiliates

Equity in income of non-consolidated affiliates decreased by $2.1 million to $19.4 million during the year ended December 31, 2006, from $21.5 million during the year ended December 31, 2005. This decrease is primarily due to reduced operating results for the Simco joint venture caused by increased operating costs in 2006.

Gain on sale of business and other income

Gain on sale of business and other income for the year ended December 31, 2006 increased to $46.0 million, compared to $4.6 million for the year ended December 31, 2005. The increase was primarily due to a pre-tax gain of $28.4 million on the sale of our U.S. amine treating business in the first quarter of 2006 and an $8.0 million pre-tax gain on the sale of assets used in our fabrication facility in Canada during the second quarter of 2006.

Expenses

Selling, general and administrative expense ("SG&A") in 2006 was $204.2 million compared to $182.2 million in 2005. The increase in SG&A expense for the year was due primarily to higher compensation expenses of approximately $16.1 million, including the impact of our adoption of SFAS 123(R) and other costs associated with the increase in business activity. SG&A expenses as a percentage of revenues and other income for the year ended December 31, 2006 decreased to 12% from 13% in the prior year. As a percentage of revenues and other income, SG&A expense decreased due to our efforts to manage SG&A costs while achieving an increased level of business.

Depreciation and amortization expense for 2006 was $181.4 million, compared to $182.7 million in 2005. Depreciation for the year ended December 31, 2005 included a write-off of $2.5 million of unamortized debt issuance costs related to the partial redemption and repayment of our 2001A compression equipment lease obligations.

Interest expense for the year ended December 31, 2006 decreased $18.9 million to $118.0 million, from the same period in the prior year. The decrease in interest expense was primarily due to a decrease in outstanding debt that was primarily due to our August 2005 public offering of 13.2 million shares of common stock that resulted in approximately $179.1 million of net proceeds that were used to redeem $167.0 million in indebtedness and repay $5.2 million in minority interest obligations under our 2001A compression equipment lease obligations during September 2005. In addition, our overall effective interest rate on outstanding debt decreased to 8.2% from 8.6% during the year ended December 31, 2006 and 2005, respectively. This decrease in the effective interest rate was primarily due to the March 2006 redemption of our 11% Zero Coupon Subordinated Notes using proceeds from our public offering of $150 million 7.5% Senior Notes due 2013 and borrowings under our bank credit facility.

Foreign currency translation for the year ended December 31, 2006 was a gain of $4.3 million, compared to a loss of $7.9 million for the year ended December 31, 2005. The increase in foreign exchange gain is primarily due to the strengthening of the Euro against the U.S. Dollar for the year ended December 31, 2006 as compared to the strengthening of the U.S. Dollar against the Euro for the year ended December 31, 2005. The impact of foreign currency exchange on our statements of operations will depend on the amount of our net assets and liability positions exposed to currency fluctuations in future periods.

The following table summarizes the exchange gains and losses we recorded for assets exposed to currency translation (in thousands):

	Year Ended December 31,	
	2006	2005
Italy	$ 5,102	$(10,388)
Argentina	(1,050)	388
Venezuela	587	3,501
Canada	(1,074)	(1,705)
All other countries	752	314
Exchange gain (loss)	$ 4,317	$ (7,890)

Other expense for the year ended December 31, 2006 increased to $1.2 million, compared to $0.5 million for the year ended December 31, 2005. We recorded a $1.2 million charge to other expense in the second quarter of 2006 related to the write-down of a pre-acquisition receivable for Belleli to our estimated net realizable value.

Debt extinguishment costs for the year ended December 31, 2006 were $5.9 million as a result of the call premium paid in connection with the redemption of our 11% Zero Coupon Subordinated Notes due March 31, 2007. Debt extinguishment costs for the year ended December 31, 2005 were $7.3 million as a result of the call premium paid in connection with the partial redemption and repayment of the 2001A compression equipment lease obligations in September 2005.

Income Taxes

The provision for income taxes increased $1.1 million, to $28.8 million for the year ended December 31, 2006 from $27.7 million for the year ended December 31, 2005. Our effective income tax rates during the year ended December 31, 2006 and December 31, 2005 were 25.1% and (293.8%), respectively. The change in the effective tax rate was primarily due to the following factors: (1) the reversal of $36.2 million of valuation allowance during 2006, primarily due to the usage of net operating loss and capital loss carryforwards in the U.S. that previously had a valuation allowance, (2) the impact of change in loss jurisdictions and (3) the inclusion in the year ended December 31, 2005 of the reversal of $4.3 million of tax issues based reserves related to resolved Canadian, Nigeria and Venezuela tax liabilities. The reserves were released during 2005 because we no longer believe that it is probable that these liabilities will be incurred or the statute of limitations has expired. Our tax provision for 2006 includes approximately $3.0 million in deferred tax expense related to the enactment of the Texas Margin tax.

Due to our income from the results of U.S. operations in 2006 and our expectations for income in 2007 and future years and in consideration of the timing of the reversal of deductions taken for tax in advance of book ("temporary differences"), during the fourth quarter of 2006, we reached the conclusion that it is more likely than not that our net deferred tax assets in the U.S. would be realized and reversed a $10.2 million valuation allowance that had been recorded in prior years. Previously, because of cumulative tax losses in the U.S., we were not able to reach the "more likely than not" criteria of SFAS 109 and had recorded a valuation allowance on our net U.S. deferred tax assets. We have recorded valuation allowances for certain deferred tax assets that are not likely to be realized. If we are required to record and/or release additional valuation allowances in the United States or any other jurisdictions, our effective tax rate will be impacted, perhaps substantially, compared to the statutory rate.

Cumulative Effect of Accounting Changes, Net of Tax

On January 1, 2006, we recorded the cumulative effect of a change in accounting related to our adoption of SFAS 123(R) of $0.4 million which relates to the requirement to estimate forfeitures on restricted stock awards.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Summary

For the year ended December 31, 2005, revenue increased to $1,375.6 million over 2004 revenue of $1,188.6 million primarily due to improved market conditions. Net loss for the year ended December 31, 2005 was $38.0 million, compared with a net loss of $44.0 million in 2004. Net loss in 2005 included $7.3 million in debt extinguishment costs and $2.5 million related to write-off of deferred financing costs in Depreciation and amortization.

Summary of Business Line Results

U.S. Rentals

	Years Ended December 31,		Increase (Decrease)
	2005	2004	
	(In thousands)		
Revenue	$351,128	$341,570	3%
Operating expense	139,465	144,580	(4)%
Gross profit	$211,663	$196,990	7%
Gross margin	60%	58%	2%

U.S. rental revenue increased during the year ended December 31, 2005, compared to the year ended December 31, 2004, due primarily to improvement in market conditions that has led to an improvement in pricing. Gross profit and gross margin for the year ended December 31, 2005 increased compared to the year ended December 31, 2004, primarily due to improved pricing in 2005 and our efforts to reduce fleet maintenance and repair expenses. During the second half of 2005, we converted one of our facilities to repair and overhaul approximately 200,000 horsepower of idle compression equipment over the next two years. We incurred repair expenses in connection with this program that decreased our gross margin by approximately 1% for the year ended December 31, 2005.

International Rentals

	Years Ended December 31, 2005	Years Ended December 31, 2004	Increase (Decrease)
	(In thousands)		
Revenue	$232,587	$214,598	8%
Operating expense	76,512	63,953	20%
Gross profit	$156,075	$150,645	4%
Gross margin	67%	70%	(3)%

During the year ended December 31, 2005, international rental revenue and gross profit increased, compared to the year ended December 31, 2004, due primarily to new rental projects that came on-line in 2005. Gross margin was negatively impacted by approximately 1% due to lower margin projects in Nigeria and by approximately 2% due to an increase in maintenance and repair costs in Argentina. Our Argentine operations have experienced an increase in labor costs due to pressures from unions for increased compensation for workers.

Parts, Service and Used Equipment

	Years Ended December 31, 2005	Years Ended December 31, 2004	Increase (Decrease)
	(In thousands)		
Revenue	$225,636	$180,321	25%
Operating expense	169,168	135,929	24%
Gross profit	$ 56,468	$ 44,392	27%
Gross margin	25%	25%	—

Our parts, service and used equipment revenue includes two business components: (1) parts and service and (2) used rental equipment and installation sales. Parts, service and used equipment revenue for the year ended December 31, 2005 were higher than the year ended December 31, 2004 primarily due to improved business conditions and an increase in used rental equipment and installation sales. For the year ended December 31, 2005, parts and service revenue was $152.4 million with a gross margin of 26%, compared to $139.2 million and 24%, respectively, for the year ended December 31, 2004. Used rental equipment and installation sales revenue for the year ended December 31, 2005 was $73.2 million with a gross margin of 22%, compared to $41.1 million with a 27% gross margin for the year ended December 31, 2004. In 2005, we sold used rental equipment related to a gas plant in Madisonville, Texas for $20.3 million and a margin of 25%. Our used rental equipment and installation sales revenue and gross margins vary significantly from period to period and are dependent on the sale of used rental equipment, the exercise of purchase options on rental equipment by customers and installation sales associated with the start-up of new projects by customers.

Compression and Accessory Fabrication

	Years Ended December 31, 2005	2004	Increase (Decrease)
	(In thousands)		
Revenue	$179,954	$158,629	13%
Operating Expense	156,414	144,832	8%
Gross Profit	$ 23,540	$ 13,797	71%
Gross Margin	13%	9%	4%

For the year ended December 31, 2005, compression and accessory fabrication revenue increased as a result of strong market conditions. Gross profit and gross margin increased primarily due to improved market conditions that led to improved pricing and due to our focus on improving operational efficiencies. As of December 31, 2005, we had compression and accessory fabrication backlog of approximately $85.4 million compared to $56.7 million at December 31, 2004.

Production and Processing Equipment Fabrication

	Years Ended December 31, 2005	2004	Increase (Decrease)
	(In thousands)		
Revenue	$360,267	$270,284	33%
Operating expense	325,924	242,251	35%
Gross profit	$ 34,343	$ 28,033	23%
Gross margin	10%	10%	—

Production and processing equipment fabrication revenue for the year ended December 31, 2005 was greater than for the year ended December 31, 2004, primarily due to our increased focus on fabrication sales and an improvement in market conditions. Production and processing equipment fabrication gross margin during the year ended December 31, 2005 was positively impacted by approximately $3.7 million, or 1%, due to the strengthening of the U.S. Dollar relative to the Euro. Margins were negatively impacted by approximately $4 million in cost overruns and late delivery penalties on a number of international jobs in the year ended December 31, 2005. As of December 31, 2005, we had a production and processing equipment fabrication backlog of $287.7 million compared to $234.2 million at December 31, 2004, including Belleli's backlog of $237.0 million and $150.0 million at December 31, 2005 and 2004, respectively.

Equity in Income of Non-Consolidated Affiliates

Equity in income of non-consolidated affiliates increased by $1.7 million to $21.5 million during the year ended December 31, 2005, from $19.8 million during the year ended December 31, 2004. This increase is primarily due to improved operating results for the El Furrial and PIGAP II joint ventures.

Expenses

SG&A as a percentage of revenue for the year ended December 31, 2005 decreased to 13% from 15% in the prior year. As a percentage of revenue, SG&A expense decreased due to our efforts to manage SG&A costs while achieving an increased level of business. SG&A expense in 2005 was $182.2 million compared to $173.1 million in 2004. The increase in SG&A expense for the year was due primarily to higher compensation expenses, partially offset by reduced auditing and consulting expense relating to Sarbanes-Oxley.

Depreciation and amortization expense for 2005 was $182.7 million, compared to $175.3 million in 2004. The increase in depreciation and amortization was primarily due to net additions to property, plant and equipment placed in service during the year and approximately $2.5 million in additional amortization expense related to unamortized debt issuance costs from our partial redemption of the 2001A compression equipment lease obligations in September 2005. Depreciation and amortization expense for the year ended December 31,

2004 included $1.7 million in amortization to write-off deferred financing costs associated with the June 2004 refinancing of our 2000A compression equipment obligations and early payoff of a portion of our 2000B compression equipment lease obligations. There were no significant asset impairments in 2005 or 2004.

Interest expense for the year ended December 31, 2005 decreased $10.1 million to $136.9 million, from the same period in the prior year. The decrease in interest expense was primarily due to a decrease in our average debt balance, partially offset by an increase in the overall effective interest rate on outstanding debt to 8.6% from 8.4% during the year ended December 31, 2005 and 2004, respectively.

Foreign currency translation for the year ended December 31, 2005 was a loss of $7.9 million, compared to a gain of $5.2 million for the year ended December 31, 2004. For the year ended December 31, 2005, foreign currency translation included $12.2 million in translation losses related to the re-measurement of our international subsidiaries' dollar denominated inter-company debt. For the year ended December 31, 2004, foreign currency translation included $5.5 million in translation gains related to the re-measurement of our international subsidiaries' dollar denominated inter-company debt.

The following table summarizes the exchange gains and losses we recorded for assets exposed to currency translation (in thousands):

	Year Ended December 31,	
	2005	2004
Italy	$(10,388)	$4,170
Argentina	388	(624)
Venezuela	3,501	1,165
Canada	(1,705)	105
All other countries	314	406
Exchange gain (loss)	$ (7,890)	$5,222

At December 31, 2005 we had intercompany advances outstanding to our subsidiary in Italy of approximately $68.7 million which were denominated in U.S. dollars. The impact of the remeasurement of these advances on our statement of operations by our subsidiary will depend on the outstanding balance in future periods. The remeasurement of these advances in 2005 resulted in a translation loss of approximately $10.3 million compared to a $3.7 million gain for 2004.

In May 2003, Hanover reached an agreement to settle the securities class actions, ERISA class actions and the shareholder derivative actions previously filed against it. The terms of the settlement became final in March 2004 and provided for Hanover to: (1) make a cash payment of approximately $30 million to the securities settlement fund (of which $26.7 million was funded by payments from Hanover's directors and officers insurance carriers), (2) issue 2.5 million shares of Hanover common stock, and (3) issue a contingent note with a principal amount of $6.7 million.

In April 2004, we issued the $6.7 million contingent note related to the securities settlement. The note was payable, together with accrued interest, on March 31, 2007 but was extinguished (with no money paid under it) under the terms of the note since our common stock traded above the average price of $12.25 per share for 15 consecutive trading days during the third quarter of 2004. As a result of the cancellation of the note in the third quarter of 2004, we reversed the note and the embedded derivative, which resulted in a $4.0 million reduction to the cost of the securities-related litigation.

Debt extinguishment costs for the year ended December 31, 2005 were $7.3 million as a result of the call premium paid in connection with the partial redemption and repayment of the 2001A compression equipment lease obligations in September 2005.

Income Taxes

The provision for income taxes increased $2.9 million, to $27.7 million for the year ended December 31, 2005 from $24.8 million for the year ended December 31, 2004. The average effective income tax rates during the year ended December 31, 2005 and December 31, 2004 were (293.8%) and (84.5%), respectively. The change in rate was primarily due to the following factors: (1) decrease in book loss before tax during the year ended December 31, 2005, (2) release of $4.3 million of tax issues based reserves related to resolved Canadian, Nigerian, and Venezuelan tax liabilities during the year ended December 31, 2005, and (3) the relative weight of international income to U.S. income. The reserve was reversed because we no longer believe that these tax liabilities will be incurred.

As a result of continued operating losses, we were in a net deferred tax asset position (for U.S. income tax purposes). Due to our cumulative U.S. tax losses, we could not reach the conclusion at December 31, 2005 that it was "more likely than not" that certain of our U.S. deferred tax assets would be realized in the future and we recorded a valuation allowance on our net U.S. deferred tax asset position. In addition, we have provided valuation allowances for certain international jurisdictions. If we are required to record additional valuation allowances in the United States or any other jurisdictions, our effective tax rate will be impacted, perhaps substantially compared to the statutory rate.

Discontinued Operations

Income from discontinued operations decreased $7.1 million, to a net loss of $0.8 million during the year ended December 31, 2005, from income of $6.3 million during the year ended December 31, 2004. The decrease in income from discontinued operations was due to the dispositions that occurred in 2004.

During the fourth quarter of 2004, we sold the compression rental assets of our Canadian subsidiary, Hanover Canada Corporation, to Universal Compression Canada, a subsidiary of Universal Compression Holdings, Inc., for approximately $56.9 million. Additionally, in December 2004 we sold our ownership interest in CES for approximately $2.6 million to an entity owned by Steven Collicutt. Hanover owned approximately 2.6 million shares in CES, which represented approximately 24.1% of the ownership interests of CES. During 2004, we recorded a $2.1 million gain (net of tax) related to the sale of Hanover Canada Corporation and CES.

During the fourth quarter of 2004, we sold an asset held for sale related to our discontinued power generation business for approximately $7.5 million and realized a gain of approximately $0.7 million. This asset was sold to a subsidiary of The Wood Group. The Wood Group owns 49.5% of the Simco/ Harwat Consortium, a joint venture gas compression project in Venezuela in which we hold a 35.5% ownership interest.

Leasing Transactions and Accounting Change for FIN 46

As of December 2006, we are the lessee in two transactions involving the sale of compression equipment by us to special purpose entities, which in turn lease the equipment back to us. At the time we entered into the leases, these transactions had a number of advantages over other sources of capital then available to us. The sale leaseback transactions (1) enabled us to affordably extend the duration of our financing arrangements and (2) reduced our cost of capital.

In August 2001 and in connection with the acquisition of Production Operators Corporation ("POC"), we completed two sale leaseback transactions involving certain compression equipment. Under one sale leaseback transaction, we received $309.3 million in proceeds from the sale of certain compression equipment. Under the second sale leaseback transaction, we received $257.8 million in proceeds from the sale of additional compression equipment. Under the first transaction, the equipment was sold and leased back by us for a seven-year period and will continue to be deployed by us in the normal course of our business. The agreement originally called for semi-annual rental payments of approximately $12.8 million in addition to quarterly rental payments of approximately $0.2 million. Due to the partial redemption in September 2005, as discussed below, semi-annual rental payments are now approximately $5.7 million in addition to quarterly rental payments of approximately $0.1 million. Under the second transaction, the equipment was sold and leased back by us for a ten-year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $10.9 million in addition to quarterly rental payments of approximately $0.2 million. We have options to repurchase the equipment under certain conditions as defined by the lease agreements. We incurred transaction costs of approximately $18.6 million related to these transactions. These costs are included in intangible and other assets and are being amortized over the respective lease terms.

During September 2005, we redeemed $167.0 million in indebtedness and repaid $5.2 million in minority interest obligations under our 2001A compression equipment lease obligations using proceeds from the August 2005 public offering of our common stock. During February 2005, we repaid our 2000B compression equipment lease obligations using borrowings from our bank credit facility.

As of December 31, 2006, the remaining compression assets owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $340.2 million, including improvements made to these assets after the sale leaseback transactions.

The following table summarizes, as of December 31, 2006, the residual value guarantee, lease termination date and minority interest obligations for our equipment leases (in thousands):

Lease	Residual Value Guarantee	Lease Termination Date	Minority Interest Obligation
2001A compression equipment lease	$102,853	September 2008	$ 4,123
2001B compression equipment lease	175,000	September 2011	7,750
	$277,853		$11,873

The agreements in connection with the compression equipment lease obligations contain certain financial covenants and limitations which restrict us with respect to, among other things, indebtedness, liens, leases and sale of assets. We are entitled under the compression equipment operating lease agreements to substitute equipment that we own for equipment owned by the special purpose entities, provided that the value of the equipment that we are substituting in is equal to or greater than the value of the equipment that is being substituted out. Each lease agreement limits the aggregate amount of replacement equipment that may be substituted to under each lease.

The minority interest obligations represent the equity of the entities that lease compression equipment to us. In accordance with the provisions of our compression equipment lease obligations, the equity certificate holders are entitled to quarterly or semi-annual yield payments on the aggregate outstanding equity certificates. As of December 31, 2006, the yield rates on the outstanding equity certificates ranged from 13.3% to 13.7%. Equity certificate holders may receive a return of capital payment upon lease termination or our purchase of the leased compression equipment after full payment of all debt obligations of the entities that lease compression equipment to us. At December 31, 2006, the carrying value of the minority interest obligations approximated the fair market value of assets that would be required to be transferred to redeem the minority interest obligations.

Liquidity and Capital Resources

Our unrestricted cash balance amounted to $73.3 million at December 31, 2006 compared to $48.2 million at December 31, 2005. Working capital decreased to $326.6 million at December 31, 2006 from $351.7 million at December 31, 2005. The decrease in working capital was primarily the result of an increase in advanced billings and billings on uncompleted contracts in excess of costs and estimated earnings, partially offset by an increase in accounts receivable and inventory, which resulted from an improvement in market conditions that has led to increased activity.

Our cash flow from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flow, are summarized in the table below (dollars in thousands):

For the Year Ended December 31:	2006	2005
Net cash provided by (used in) continuing operations:		
Operating activities	$ 209,535	$ 122,870
Investing activities	(168,168)	(105,247)
Financing activities	(18,134)	(6,890)
Effect of exchange rate changes on cash and cash equivalents	2,266	(1,413)
Discontinued operations	(446)	837
Net change in cash and cash equivalents	$ 25,053	$ 10,157

The increase in cash provided by operating activities for the year ended December 31, 2006 as compared to the year ended December 31, 2005 was primarily due to cash generated from improved operating performance. The increase was partially offset by the payment of $86.1 million of accreted interest from August 31, 2001 to March 31, 2006 on our 11% Zero Coupon Subordinated Notes, which were redeemed in the second quarter of 2006. The accreted interest was previously included in the outstanding balance of our 11% Zero Coupon Subordinated Notes.

The increase in cash used in investing activities during the year ended December 31, 2006 as compared to the year ended December 31, 2005 was primarily attributable to increased net capital expenditures for the year ended December 31, 2006. The increase in cash used in investing activities was partially offset by proceeds received from the sales of our amine treating business in the first quarter of 2006 and our Canadian fabrication assets in the second quarter of 2006.

The increase in cash used in financing activities during the year ended December 31, 2006 as compared to the year ended December 31, 2005 was primarily due to the use of cash flow from operations to pay down our bank credit facility.

We may carry out new customer projects through rental fleet additions and other related capital expenditures. We generally invest funds necessary to make these rental fleet additions when our idle equipment cannot economically fulfill a project's requirements and the new equipment expenditure is matched with long-term contracts whose expected economic terms exceed our return on capital targets. We currently plan to spend approximately $325 million to $375 million on net capital expenditures during 2007 including (1) rental equipment fleet additions and (2) approximately $70 million to $80 million on equipment maintenance capital. Projected maintenance capital for 2007 includes the cost of our program to refurbish a minimum of 200,000 horsepower of idle U.S. compression equipment.

We have not paid any cash dividends on our common stock since our formation and do not anticipate paying such dividends in the foreseeable future. The Board of Directors anticipates that all cash flow generated from operations in the foreseeable future will be retained and used to pay down debt or develop and expand our business. Any future determinations to pay cash dividends on our common stock will be at the discretion of the Board of Directors and will be dependent upon our results of operations and financial condition, credit and loan agreements in effect at that time and other factors deemed relevant by the Board of Directors. Our bank credit facility, with JPMorgan Chase Bank, N.A. as agent, prohibits us (without the lenders' prior approval) from declaring or paying any dividend (other than dividends payable solely in our common stock or in options, warrants or rights to purchase such common stock) on, or making similar payments with respect to, our capital stock.

Historically, we have funded our capital requirements with a combination of internally generated cash flow, borrowings under a bank credit facility, sale leaseback transactions, raising additional equity and issuing long-term debt.

Bank Credit Facility. In November 2005, we entered into a $450 million bank credit facility having a maturity date of November 21, 2010. Our prior $350 million bank credit facility that was scheduled to mature in December 2006 was terminated upon closing of the new facility. The new facility also provides for an incremental term loan facility of up to $300 million. The incremental term loan was not syndicated with the credit facility. The new agreement prohibits us (without the lenders' prior approval) from declaring or paying any dividend (other than dividends payable solely in our common stock or in options, warrants or rights to purchase such common stock) on, or making similar payments with respect to, our capital stock. Borrowings under the new facility are secured by substantially all of our unencumbered personal property and real property assets. In addition, all of the capital stock of U.S. subsidiaries and 66% of the capital stock of the first tier international subsidiaries has been pledged to secure the obligations under the new credit facility. Up to $75 million of the credit facility can be borrowed in loans denominated in Euros. Our bank credit facility contains certain financial covenants and limitations on, among other things, indebtedness, liens, leases and sales of assets.

Our bank credit facility provides for a $450 million revolving credit in which U.S. dollar-denominated advances bear interest at our option, at (1) the greater of the Administrative Agent's prime rate or the federal funds effective rate plus an applicable margin ("ABR"), or (2) the eurodollar rate ("LIBOR"), in each case plus an applicable margin ranging from 0.375% to 1.5%, with respect to ABR loans, and 1.375% to 2.5%, with respect to LIBOR loans, in each case depending on our consolidated leverage ratio. Euro-denominated advances bear interest at the eurocurrency rate, plus an applicable margin ranging from 1.375% to 2.5%, depending on our consolidated leverage ratio. A commitment fee ranging from 0.375% to 0.5%, depending on our consolidated leverage ratio, times the average daily amount of the available commitment under the bank credit facility is payable quarterly to the lenders participating in the bank credit facility.

As of December 31, 2006, we were in compliance with all covenants and other requirements set forth in our bank credit facility, the indentures and agreements related to our compression equipment lease obligations and the indentures and agreements relating to our other long-term debt. While there is no assurance, we believe based on our current projections for 2007 that we will be in compliance with the financial covenants in these agreements. A default under our bank credit facility or a default under certain of the various indentures and agreements would in some situations trigger cross-default provisions under our bank credit facilities or the indentures and agreements relating to certain of our other debt obligations. Such defaults would have a material adverse effect on our liquidity, financial position and operations.

We expect that our bank credit facility and cash flow from operations will provide us adequate capital resources to fund our estimated level of capital expenditures for 2007. As of December 31, 2006, we had $20.0 million in outstanding borrowings under our bank credit facility. Outstanding amounts under our bank credit facilities bore interest at a weighted average rate of 6.9% and 6.1% at December 31, 2006 and 2005, respectively. As of December 31, 2006, we also had approximately $207.3 million in letters of credit outstanding under our new bank credit facility. Our new bank credit facility permits us to incur indebtedness, subject to covenant limitations, up to a $450 million credit limit, plus, in addition to certain other indebtedness, an additional (1) $50 million in unsecured indebtedness, (2) $100 million of indebtedness of international subsidiaries and (3) $35 million of secured purchase money indebtedness. Additional borrowings of up to $222.7 million were available under that facility as of December 31, 2006.

While all of the agreements related to our long-term debt do not contain the same financial covenants, the indentures and the agreements related to our compression equipment lease obligations for our 2001A and 2001B sale leaseback transactions, our 8.625% Senior Notes due 2010, our 7.5% Senior Notes due 2013 and our 9.0% Senior Notes due 2014 permit us at a minimum, (1) to incur indebtedness, at any time, of up to $400 million under our bank credit facility (which is $50 million less than the full capacity under that facility), plus an additional $75 million in unsecured indebtedness, (2) to incur additional indebtedness so long as, after incurring such indebtedness, our ratio of the sum of consolidated net income before interest expense, income taxes, depreciation expense, amortization of intangibles, certain other non-cash charges and rental expense to total fixed charges (all as defined and adjusted by the agreements governing such obligations), or our "coverage ratio," is greater than 2.25 to 1.0, and no default or event of default has occurred or would occur as a consequence of incurring such additional indebtedness and the application of the proceeds thereof and (3) to incur certain purchase money and similar obligations. The indentures and agreements for our 2001A and 2001B compression equipment lease obligations, our 8.625% Senior Notes due 2010, our 7.5% Senior Notes due 2013 and our 9.0% Senior Notes due 2014 define indebtedness to include the present value of our rental obligations under sale leaseback transactions and under facilities similar to our compression equipment operating leases. As of December 31, 2006, Hanover's coverage ratio exceeded 2.25 to 1.0, and therefore as of such date it would allow us to incur a certain amount of additional indebtedness in addition to our bank credit facility and the additional $75 million in unsecured indebtedness and certain other permitted indebtedness, including certain refinancing of indebtedness allowed by such bank credit facility.

Credit Ratings. As of February 20, 2007, our credit ratings as assigned by Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Services ("Standard & Poor's") were:

	Moody's	Standard & Poor's
Outlook	Positive	Positive
Senior implied rating	B1	BB−
Liquidity Rating	SGL-3	—
2001A equipment lease notes, interest at 8.5%, due September 2008	Ba3, LGD 3	B+
2001B equipment lease notes, interest at 8.8%, due September 2011	Ba3, LGD 3	B+
4.75% convertible senior notes due 2008	B3, LGD 5	B
4.75% convertible senior notes due 2014	B3, LGD 5	B
8.625% senior notes due 2010	B2, LGD 4	B
9.0% senior notes due 2014	B2, LGD 4	B
7.5% senior notes due 2013	B2, LGD 4	B
7.25% convertible junior subordinated notes due 2029*	B3, LGD 6	B−

* Rating is on the TIDES Preferred Securities issued by Hanover Compressor Capital Trust, a trust that we sponsored.

We do not have any credit rating downgrade provisions in our debt agreements or the agreements related to our compression equipment lease obligations that would accelerate their maturity dates. However, a downgrade in our credit rating could materially and adversely affect our ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities. Should this occur, we might seek alternative sources of funding. In addition, our significant leverage puts us at greater risk of default under one or more of our existing debt agreements if we experience an adverse change to our financial condition or results of operations. Our ability to reduce our leverage depends upon market and economic conditions, as well as our ability to execute liquidity-enhancing transactions such as sales of non-core assets or our equity securities.

Derivative Financial Instruments. We use derivative financial instruments from time to time to minimize the risks and/or costs associated with financial activities by managing our exposure to interest rate fluctuations on a portion of our debt and leasing obligations. Our primary objective is to reduce our overall cost of borrowing by managing the fixed and floating interest rate mix of our debt portfolio. We do not use derivative financial instruments for trading or other speculative purposes. The cash flow from hedges is classified in our consolidated statements of cash flows under the same category as the cash flows from the underlying assets, liabilities or anticipated transactions.

For derivative instruments designated as fair value hedges, the gain or loss is recognized in earnings in the period of change together with the gain or loss on the hedged item attributable to the risk being hedged. For derivative instruments designated as cash flow hedges, the effective portion of the derivative gain or loss is included in other comprehensive income, but not reflected in our consolidated statement of operations until the corresponding hedged transaction is settled. The ineffective portion is reported in earnings immediately.

In March 2004, we entered into two interest rate swaps, which we designated as fair value hedges, to hedge the risk of changes in fair value of our 8.625% Senior Notes due 2010 resulting from changes in interest rates. These interest rate swaps, under which we receive fixed payments and make floating payments, result in the conversion of the hedged obligation into floating rate debt. The following table summarizes, by individual hedge instrument, these interest rate swaps as of December 31, 2006 (dollars in thousands):

Floating Rate to be Paid	Maturity Date	Fixed Rate to be Received	Notional Amount	Fair Value of Swap at December 31, 2006
Six Month LIBOR + 4.72%	December 15, 2010	8.625%	$100,000	$(4,495)
Six Month LIBOR + 4.64%	December 15, 2010	8.625%	$100,000	$(4,237)

As of December 31, 2006, a total of approximately $2.3 million in accrued liabilities, $6.4 million in long-term liabilities and an $8.7 million reduction of long-term debt was recorded with respect to the fair value adjustment related to these two swaps. We estimate the effective floating rate, that is determined in arrears pursuant to the terms of the swap, to be paid at the time of settlement. As of December 31, 2006 we estimated that the effective rate for the six-month period ending in June 2007 would be approximately 9.8%.

The counterparties to our interest rate swap agreements are major international financial institutions. We monitor the credit quality of these financial institutions and do not expect non-performance by any counterparty, although such financial institutions' non-performance, if it occurred, could have a material adverse effect on us.

Off-Balance Sheet Arrangements

We have agreed to guarantee obligations of indebtedness of the Simco/Harwat Consortium and of El Furrial, each of which are joint ventures that we acquired interests in pursuant to our acquisition of POC. Each of these joint ventures is a non-consolidated affiliate of Hanover and our guarantee obligations are not recorded on our accompanying balance sheet. Our guarantee obligation is a percentage of the total debt of the non-consolidated affiliate equal to our ownership percentage in such affiliate. We have issued the following guarantees of the indebtedness of our non-consolidated affiliates (in thousands):

	Term	Maximum Potential Undiscounted Payments as of December 31, 2006
Simco/Harwat Consortium	2009	$ 3,728
El Furrial	2013	$28,015

Our obligation to perform under the guarantees arises only in the event that our non-consolidated affiliate defaults under the agreements governing the indebtedness. We currently have no reason to believe that either of these non-consolidated affiliates will default on their indebtedness. For more information on these off-balance sheet arrangements, see Note 8 to the Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for interim periods beginning after June 15, 2004. On November 7, 2003, the FASB issued Staff Position 150-3 that delayed the effective date for certain types of financial instruments. We do not believe the adoption of the guidance currently provided in SFAS 150 will have a material effect on our consolidated results of operations or cash flow. However, we may be required to classify as debt approximately $12.0 million in sale leaseback obligations that, as of December 31, 2006, were reported as "Minority interest" on our consolidated balance sheet pursuant to FIN 46.

These minority interest obligations represent the equity of the entities that lease compression equipment to us. In accordance with the provisions of our compression equipment lease obligations, the equity certificate holders are entitled to quarterly or semi-annual yield payments on the aggregate outstanding equity certificates. As of December 31, 2006, the yield rates on the outstanding equity certificates ranged from 13.3% to 13.7%. Equity certificate holders may receive a return of capital payment upon termination of the lease or our purchase of the leased compression equipment after full payment of all debt obligations of the entities that lease compression equipment to us. At December 31, 2006, the carrying value of the minority interest obligations approximated the fair market value of assets that would be required to be transferred to redeem the minority interest obligations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. Additionally, this standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard did not have a material effect on our consolidated results of operations, cash flows or financial position.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"). This standard addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and generally would require instead that such transactions be accounted for using a fair-value-based method. SFAS 123(R) is effective as of the first interim or annual reporting period that begins after June 15, 2005. However, on April 14, 2005, the Securities and Exchange Commission announced that the effective date of SFAS 123(R) would be changed to the first annual reporting period that begins after June 15, 2005. The adoption of SFAS 123(R) did not have a significant effect on our financial position or cash flows, but did impact our results of operations. See Note 16 for a discussion of the impact of the adoption of SFAS 123(R).

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on our consolidated results of operations, cash flows or financial position.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application for reporting a change in accounting principle in the absence of explicit transition requirements specific to newly adopted accounting principles, unless impracticable. Corrections of errors will continue to be reported under SFAS 154 by restating prior periods as of the beginning of the first period presented. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our consolidated results of operations, cash flows or financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140" ("SFAS 155").

SFAS 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB No. 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We are currently evaluating the provisions of SFAS 155 and do not believe that our adoption will have a material impact on our consolidated results of operations, cash flows or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation is effective for fiscal years beginning after December 15, 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Differences between the amounts recognized in balance sheet prior to adoption of FIN 48 and the amounts reported after adoption are to be accounted for as an adjustment to the beginning balance of retained earnings (accumulated deficit). We are currently evaluating the provisions of FIN 48 and currently believe the adoption will result in a reduction to stockholders' equity of an amount between $1.5 million and $6.0 million.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides a single definition of fair value, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the provisions of SFAS 157.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to interest rate and foreign currency risk. Hanover and its subsidiaries periodically enter into interest rate swaps to manage our exposure to fluctuations in interest rates. At December 31, 2006, the fair market value of our interest rate swaps, excluding the portion attributable to and included in accrued interest, was a net liability of approximately $8.7 million, of which $2.3 million was recorded in accrued liabilities and $6.4 million in other long-term liabilities.

At December 31, 2006 we were a party to two interest rate swaps to convert fixed rate debt to floating rate debt as follows (dollars in thousands):

Floating Rate to be Paid	Maturity Date	Fixed Rate to be Received	Notional Amount	Fair Value of Swap at December 31, 2006
Six Month LIBOR + 4.72%	December 15, 2010	8.625%	$100,000	$(4,495)
Six Month LIBOR + 4.64%	December 15, 2010	8.625%	$100,000	$(4,237)

At December 31, 2006, due to these two swaps, we were exposed to variable interest rates, which fluctuate with market interest rates, on $200.0 million in notional debt. Assuming a hypothetical 10% increase in the variable rates from those in effect at December 31, 2006, the increase in our annual interest expense with respect to such swaps would be approximately $2.0 million.

At December 31, 2006, we were exposed to variable rental rates, which fluctuate with market interest rate, on a portion of the equipment leases we entered into in 2001. Assuming a hypothetical 10% increase in the variable rates from those in effect at year end, the increase in annual interest expense on the equipment lease notes would be approximately $0.2 million.

We are also exposed to interest rate risk on borrowings under our floating rate bank credit facility. At December 31, 2006, $20.0 million was outstanding bearing interest at a weighted average effective rate of 6.9% per annum. Assuming a hypothetical 10% increase in the weighted average interest rate from those in effect at December 31, 2006, the increase in annual interest expense for advances under this facility would be approximately $0.1 million.

We have significant operations that expose us to currency risk in Argentina and Venezuela. To mitigate that risk, the majority of our existing contracts provide that we receive payment in, or based on, U.S. dollars rather than Argentine pesos and Venezuelan bolivars, thus reducing our exposure to fluctuations in their value.

In February 2004 and March 2005, the Venezuelan government devalued the currency to 1,920 bolivars and 2,148 bolivars, respectively, for each U.S. dollar. The impact of the devaluation on our results will depend upon the amount of our assets (primarily working capital and deferred taxes) exposed to currency fluctuation in Venezuela in future periods.

For the year ended December 31, 2006, our Argentine operations represented approximately 5% of our revenues and other income and 7% of our gross profit. For the year ended December 31, 2006, our Venezuelan operations represented approximately 8% of our revenues and other income and 12% of our gross profit. At December 31, 2006, we had approximately $18.1 million and $20.2 million in accounts receivable related to our Argentine and Venezuelan operations.

Recently, laws and regulations in Venezuela have been subject to frequent and significant changes. These changes have included currency controls, restrictions on repatriation of capital, expropriation and nationalization of certain firms and industries and changes to the tax laws. In addition, exchange controls have been put in place which put limitations on the amount of Venezuelan currency that can be exchanged for foreign currency by businesses operating inside Venezuela. If exchange controls remain in place, or economic and political conditions in Venezuela deteriorate, our results of operations in Venezuela could be materially and adversely affected, which could result in reductions in our net income.

The economic situation in Argentina and Venezuela is subject to change. To the extent that the situation deteriorates, exchange controls continue in place and the value of the peso and bolivar against the dollar is reduced further, our results of operations in Argentina and Venezuela could be materially and adversely affected which could result in reductions in our net income.

The following table summarizes the exchange gains and losses we recorded for assets exposed to currency translation (in thousands):

	Year Ended December 31,	
	2006	2005
Italy	$ 5,102	$(10,388)
Argentina	(1,050)	388
Venezuela	587	3,501
Canada	(1,074)	(1,705)
All other countries	752	314
Exchange gain (loss)	$ 4,317	$ (7,890)

The impact of foreign exchange on our statement of operations will depend on the amount of our net asset and liability positions exposed to currency fluctuations in future periods.

Item 8. ***Financial Statements and Supplementary Data***

The financial statements and supplementary information specified by this Item are presented following Item 15 of this report.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of December 31, 2006. Based on the evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2006.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the results of our evaluation under the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting during our fourth quarter of fiscal 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

On February 22, 2007, upon the Board of Director's approval of the Company's 2006 Financial Statements, the final amount of the cash bonuses payable to our executive officers for services performed during the year ended December 31, 2006 became effective. The following table sets forth the amount of the cash bonus to be paid to our highest paid executive officers. We expect the bonus payment to be made on or about March 9, 2007. The compensation reflected in the table below does not reflect all compensation and other perquisites paid to these executive officers during the year ended December 31, 2006. Such information will be included under the caption "Information Regarding Executive Compensation" in the definitive proxy statement for our 2007 Meeting of Stockholders.

Name	Position	2006 Bonus Approved For Payment in 2007
John E. Jackson	President and Chief Executive Officer; Director	$800,000
Lee E. Beckelman	Senior Vice President and Chief Financial Officer	$200,000
Brian A. Matusek	Senior Vice President — Western Hemisphere	$215,000
Norman A. Mckay	Senior Vice President — Eastern Hemisphere	$215,000
Steven W. Muck	Vice President — Global Human Resources & HSE	$170,000
Gary M. Wilson	Senior Vice President, General Counsel and Secretary	$215,000

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information included or to be included in the Company's definitive proxy statement for its 2007 Meeting of Stockholders under the captions "Nominees for Election as Directors," "Director Qualifications and Nominations," "Committees of the Board" and "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated by reference herein. Please see Item 1 of this Form 10-K for identification of our executive officers and the information set forth below relating to our Board of Directors.

Hanover has adopted "P.R.I.D.E. in Performance — Hanover's Guide to Ethical Business Conduct" ("Code of Ethics") that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Our Code of Ethics is posted on the Company's website at *http://www.hanover-co.com.* Any changes to, and/or waivers granted, with respect to our Code of Ethics relating to our principal executive officer, principal financial officer, principal accounting officer, and other executive officers and directors of Hanover that we are required to disclose pursuant to applicable rules and regulations of the Securities and Exchange Commission, will be posted on our website. Upon request the Company will provide a copy of our Code of Ethics without charge. Such request can be made in writing to the Corporate Secretary at Hanover Compressor Company, 12001 North Houston Rosslyn, Houston, Texas 77086.

Information concerning the name, age, and background of the nominees for election to the Board of Directors is set forth below.

I. Jon Brumley, 68, has served as a director of the Company since February 2002. Mr. Brumley is Chairman and director of Encore Acquisition Company, an independent energy company located in Fort Worth, Texas. Prior to founding Encore Acquisition Company in 1998, Mr. Brumley served as Chairman and Chief Executive Officer of MESA, Inc., which merged with Parker & Parsley in 1997 to become Pioneer Natural Resources Company. Mr. Brumley has spent over thirty years in the oil and gas industry, including having previously served as Chairman of XTO Energy Inc. (formerly Cross Timbers Oil Company) and President and Chief Executive Officer of Southland Royalty Company.

Ted Collins, Jr., 68, has served as a director of the Company since April 1992. Mr. Collins has been a private investor, primarily energy related, since June 2000. From January 1988 to July 2000, he was President of Collins & Ware, Inc., an independent oil and gas company. From July 1982 through December 1987, Mr. Collins served as President of Enron Oil & Gas Co. Mr. Collins also serves on the Board of Directors of Encore Acquisition Company and Energy Transfer Partners, LLC.

Margaret K. Dorman, 43, has served as a director of the Company since February 2004. Ms. Dorman is Senior Vice President, Chief Financial Officer and Treasurer of Smith International, Inc., a position she has held since 1999. Ms. Dorman joined Smith International, Inc. in 1995 as the Director of Financial Planning and Reporting and, in 1998, was named Vice President, Controller and Assistant Treasurer.

Robert R. Furgason, 71, has served as a director of the Company since May 1995. In January 2005, Dr. Furgason assumed the role of Executive Director of the Harte Research Institute for Gulf of Mexico Studies at Texas A&M University — Corpus Christi after having served as the President of Texas A&M University — Corpus Christi since 1990. He was Vice Chancellor of Academic Affairs and Professor of Chemical Engineering at the University of Nebraska from 1984 to 1990 and previously held a series of faculty and administrative positions at various universities and has held positions with B.F. Goodrich Chemical Co., Escuela Politecnica Nacional Universidad, Quito, Ecuador, Martin-Marietta (Lockhead-Martin) and Phillips Petroleum. Dr. Furgason is the former President of the Accreditation Board for Engineering and Technology Board of Directors, serves on a number of other accreditation, policy and civic boards, and is a trustee of the Driscoll Hospital Foundation.

Victor E. Grijalva, 68, has served as a director of the Company since February 2002 and served as Chairman of the Board from 2002 to May 2006. From August 2 to August 19, 2002, Mr. Grijalva also served as interim President and Chief Executive Officer of the Company. Mr. Grijalva began his career with Schlumberger in 1964 as a senior development engineer and, after a number of overseas assignments, served as President of Wireline and Testing in North America and Executive Vice President of Oilfield Services Worldwide before being appointed Vice Chairman of Schlumberger in 1998. Mr. Grijalva retired from Schlumberger on December 31, 2001. Mr. Grijalva is also a director of Transocean, Inc. and Dynegy, Inc.

Gordon T. Hall, 47, has served as a director of the Company since March 2002 and Chairman of the Board since May 19, 2006. Prior to his election as a director, Mr. Hall was a Managing Director at Credit Suisse First Boston. While at Credit Suisse First Boston, Mr. Hall served as Senior Oil Field Services Analyst and Co-Head of the Global Energy Group. Mr. Hall joined the First Boston Corporation in 1987 as a technology analyst. Prior to joining First Boston Corporation, Mr. Hall was an engineer with Raytheon Corporation. Mr. Hall is also a director of Hydril Company, is a member of the Advisory Board for Legacy Partners Group LLC, and serves as a director of a privately held company and several non-profit organizations.

John E. Jackson, 48, has been a director since July 2004 and has served as President and Chief Executive Officer of the Company since October 2004. Mr. Jackson joined the Company in January 2002 as Senior Vice President and Chief Financial Officer. Previously, Mr. Jackson was Vice President and Chief Financial Officer of Duke Energy Field Services, a joint venture of Duke Energy and ConocoPhillips and one of the nation's largest producers and marketers of natural gas liquids. Mr. Jackson joined Duke Energy Field Services as Vice President and Controller in April 1999 and was named Chief Financial Officer in February 2001. Prior to joining Duke Energy Field Services, Mr. Jackson served in a variety of treasury, controller and accounting positions at Union Pacific Resources between June 1981 and April 1999.

Peter H. Kamin, 45, was elected a director of the Company effective January 1, 2007. Mr. Kamin is a co-founder and Managing Partner of ValueAct Capital, an investment partnership that was formed in 2000. Prior to founding ValueAct Capital, Mr. Kamin founded and managed for eight years Peak Investment L.P. Before founding Peak Investment, Mr. Kamin was a partner with Morningside, N.A., Ltd., a private equity concern, and began his investment career in 1984 at Fidelity Management and Research. Mr. Kamin is also a director of Seitel Inc. and Sirva, Inc.

William C. Pate, 43, was elected a director of the Company effective January 1, 2007. Mr. Pate is Chief Investment Officer and a Managing Director of Equity Group Investments, L.L.C., or EGI, a private investment firm, and serves as a member of the board of directors of certain private affiliates of EGI. Prior to joining EGI in 1994, Mr. Pate was an associate with The Blackstone Group and served in the mergers and acquisitions group of Credit Suisse First Boston. Mr. Pate also serves as a director of Adams Respiratory Therapeutics, Inc. and Covanta Holding Corporation.

Stephen M. Pazuk, 63, has served as a director of the Company since February 2004. Mr. Pazuk is the Chief Financial Officer and Treasurer of Drive Thru Technology, a position he has held since 2000. He has also been involved in venture capital investments and real estate development in Boston, Massachusetts, and Fresno and Clovis, California, since his retirement as Senior Vice President, Treasurer and Partner of Wellington Management Company, LLP in June 2000. Mr. Pazuk started his career with Wellington in 1968 and held various positions during his tenure, including Treasurer of Wellington Trust Company NA and President of Wellington Sales Company. He worked as a senior tax professional with Price Waterhouse & Co. from 1965 to 1968. Mr. Pazuk currently serves on the board of several privately-held companies.

L. Ali Sheikh, 58, has served as a director of the Company since March 2006. Mr. Sheikh is President, Chief Operating Officer, and co-founder of SND Energy Company, Inc. (since 1989) and SND Energy Acquisition, L.P. (since 1996) and also serves as director and limited partner, respectively. In addition, Mr. Sheikh has served since 2000 as President, Chief Operating Officer, co-founder and member of Topcat Oilfield Services, LLC and Topcat Wells Services, LLC. Mr. Sheikh began his career as a geologist and from 1991 to 1993, was Vice President and Manager of Golden Spike Indonesia, a subsidiary of Union Pacific Resources, and from 1979 to 1989, was a Vice President of Sun Exploration and Production Company, managing various aspects of operations in the Far East, Africa, and South America.

Item 11. *Executive Compensation*

The information included or to be included under the captions "Information Regarding Executive Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Company's definitive proxy statement for its 2007 Meeting of Stockholders is incorporated by reference herein.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information included or to be included under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive proxy statement for its 2007 Meeting of Stockholders is incorporated by reference herein.

EQUITY COMPENSATION PLAN INFORMATION

The equity compensation plans and agreements discussed in this section are referred to collectively as the "Equity Compensation Plans." The table below provides information as of December 31, 2006 with respect to shares of our common stock that may be issued under the following Equity Compensation Plans of the Company: 1997 Stock Option Plan, the 1998 Stock Option Plan, the December 9, 1998 Stock Option Plan, the 1999 Stock Option Plan, the 2001 Equity Incentive Plan, the 2003 Stock Incentive Plan and the 2006 Stock Incentive Plan. The Compensation Committee has authority to make future grants only under the 2006 Stock Incentive Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)(2)	1,964,368	$11.93	4,952,224
Equity compensation plans not approved by Stockholders(3)	396,288	$12.41	—
Total	2,360,656	$12.01	4,952,224

(1) Composed of the 1997 Stock Option Plan, the 2001 Equity Incentive Plan, the 2003 Stock Incentive Plan and the 2006 Stock Incentive Plan. In addition to the outstanding options, as of December 31, 2006, there were 1,899,024 shares of unvested restricted stock and/or stock settled restricted stock units outstanding (including performance shares at maximum potential payout) which were granted under the 2003 and 2006 Stock Incentive Plans.

Exhibit Number	Description
4.6	Form of 4.75% Convertible Senior Notes due 2008, incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
4.7	Indenture for the 8.50% Senior Secured Notes due 2008, dated as of August 30, 2001, among the 2001A Trust, as issuer, Hanover Compression Limited Partnership and certain subsidiaries, as guarantors, and Wilmington Trust FSB, as Trustee, incorporated by reference to Exhibit 10.69 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
4.8	Form of 8.50% Senior Secured Notes due 2008, incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
4.9	Indenture for the 8.75% Senior Secured Notes due 2011, dated as of August 30, 2001, among the 2001B Trust, as issuer, Hanover Compression Limited Partnership and certain subsidiaries, as guarantors, and Wilmington Trust FSB, as Trustee, incorporated by reference to Exhibit 10.75 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
4.10	Form of 8.75% Senior Secured Notes due 2011, incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
4.11	Senior Indenture, dated as of December 15, 2003, among the Company, Subsidiary Guarantors named therein and Wachovia Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form 8-A, as filed with the SEC on December 15, 2003.
4.12	First Supplemental Indenture to the Senior Indenture dated as of December 15, 2003, relating to the 8.625% Senior Notes due 2010, dated as of December 15, 2003, among Hanover Compressor Company, Hanover Compression Limited Partnership and Wachovia Bank, National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form 8-A, as filed with the SEC on December 15, 2003.
4.13	Form of 8.625% Senior Notes due 2010, incorporated by reference to Exhibit 4.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
4.14	Second Supplemental Indenture to the Senior Indenture dated as of December 15, 2003, relating to the 4.75% Convertible Senior Notes due 2014, dated as of December 15, 2003, between the Company and Wachovia Bank, National Association, as trustee, incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K, as filed with the SEC on December 16, 2003.
4.15	Form of 4.75% Convertible Senior Notes due 2014, incorporated by reference to Exhibit 4.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
4.16	Third Supplemental Indenture to the Senior Indenture dated as of December 15, 2003, relating to the 9.0% Senior Notes due 2014, dated as of June 1, 2004, among Hanover Compressor Company, Hanover Compression Limited Partnership and Wachovia Bank, National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Registration Statement of Hanover Compressor Company and Hanover Compression Limited Partnership on Form 8-A under the Securities Act of 1934, as filed on June 2, 2004.
4.17	Form of 9% Senior Notes due 2014, incorporated by reference to Exhibit 4.3 to the Registration Statement of Hanover Compressor Company and Hanover Compression Limited Partnership on Form 8-A under the Securities Act of 1934, as filed on June 2, 2004.
4.18	Fourth Supplemental Indenture to the Senior Indenture dated as of December 15, 2003, relating to the 7 ½ % Senior Notes due 2013, dated as of March 31, 2006, among Hanover Compressor Company, Hanover Compression Limited Partnership and Wachovia Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, as filed with the SEC on March 31, 2006.
4.19	Form of Note for the 7 ½ % Senior Notes due 2013, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K, as filed with the SEC on March 31, 2006.
10.1	Stipulation and Agreement of Settlement, dated as of October 23, 2003, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.
10.2	PIGAP Settlement Agreement, dated as of May 14, 2003, by and among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., the Company and Hanover Compression Limited Partnership, incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

Exhibit Number	Description
10.3	Credit Agreement, dated as of November 21, 2005, among the Company, Hanover Compression Limited Partnership, The Royal Bank of Scotland plc as Syndication Agent, JPMorgan Chase Bank, N.A. as Administrative Agent, and the several lenders parties thereto, incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
10.4	Guarantee and Collateral Agreement, dated as of November 21, 2005, among the Company, Hanover Compression Limited Partnership and certain of their subsidiaries in favor of JPMorgan Chase Bank, N.A. as Collateral Agent, incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
10.5	First Amendment and Consent, dated as of June 27, 2006 with respect to the Hanover Compressor Company and Hanover Compression Limited Partnership Credit Agreement dated November 21, 2005, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.
10.6	Lease, dated as of August 31, 2001, between Hanover Equipment Trust 2001A (the "2001A Trust") and Hanover Compression Limited Partnership, incorporated by reference to Exhibit 10.64 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
10.7	Guarantee, dated as of August 31, 2001, made by the Company, Hanover Compression Limited Partnership, and certain subsidiaries, incorporated by reference to Exhibit 10.65 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
10.8	Participation Agreement, dated as of August 31, 2001, among Hanover Compression Limited Partnership, the 2001A Trust, and General Electric Capital Corporation, incorporated by reference to Exhibit 10.66 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
10.9	Security Agreement, dated as of August 31, 2001, made by the 2001A Trust in favor of Wilmington Trust FSB as collateral agent, incorporated by reference to Exhibit 10.67 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
10.10	Assignment of Leases, Rents and Guarantee from the 2001A Trust to Wilmington Trust FSB, dated as of August 31, 2001, incorporated by reference to Exhibit 10.68 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
10.11	Lease, dated as of August 31, 2001, between Hanover Equipment Trust 2001B (the "2001B Trust") and Hanover Compression Limited Partnership, incorporated by reference to Exhibit 10.70 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
10.12	Guarantee, dated as of August 31, 2001, made by the Company, Hanover Compression Limited Partnership, and certain subsidiaries, incorporated by reference to Exhibit 10.71 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
10.13	Participation Agreement, dated as of August 31, 2001, among Hanover Compression Limited Partnership, the 2001B Trust, and General Electric Capital Corporation, incorporated by reference to Exhibit 10.72 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
10.14	Security Agreement, dated as of August 31, 2001, made by the 2001B Trust in favor of Wilmington Trust FSB as collateral agent, incorporated by reference to Exhibit 10.73 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
10.15	Assignment of Leases, Rents and Guarantee from the 2001B Trust to Wilmington Trust FSB, dated as of August 31, 2001, incorporated by reference to Exhibit 10.74 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
10.16	Amended and Restated Declaration of Trust of Hanover Compressor Capital Trust, dated as of December 15, 1999, among the Company, as sponsor, Wilmington Trust Company, as property trustee, and Richard S. Meller, William S. Goldberg and Curtis A. Bedrich, as administrative trustees, incorporated by reference to Exhibit 4.5 to the Company's Registration Statement (File No. 333-30344) on Form S-3 filed with the SEC on February 14, 2000.

Exhibit Number	Description
10.17	Preferred Securities Guarantee Agreement, dated as of December 15, 1999, between the Company, as guarantor, and Wilmington Trust Company, as guarantee trustee, incorporated by reference to Exhibit 4.10 to the Company's Registration Statement (File No. 333-30344) on Form S-3 as filed with the SEC on February 14, 2000.
10.18	Common Securities Guarantee Agreement, dated as of December 15, 1999, by the Company, as guarantor, for the benefit of the holders of common securities of Hanover Compressor Capital Trust, incorporated by reference to Exhibit 4.11 to the Company's Registration Statement (File No. 333-30344) on Form S-3 as filed with the SEC on February 14, 2000.
10.19	Purchase Agreement, dated June 28, 2001, among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Ltd., Schlumberger Surenco S.A., Camco International Inc., the Company and Hanover Compression Limited Partnership, incorporated by reference to Exhibit 10.63 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.
10.20	Schedule 1.2(c) to Purchase Agreement, dated June 28, 2001, among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Limited, Schlumberger Surenco S.A., Camco International Inc., the Company and Hanover Compression Limited Partnership, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on February 6, 2003.
10.21	Amendment No. 1, dated as of August 31, 2001, to Purchase Agreement among Schlumberger Technology Corporation, Schlumberger Oilfield Holdings Ltd., Schlumberger Surenco S.A., Camco International Inc., the Company and Hanover Compression Limited Partnership, incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed with the SEC on September 14, 2001.
10.22	Amendment No. 2, dated as of July 8, 2005 to Purchase Agreement by and among the Company, Hanover Compression Limited Partnership and Schlumberger Technology Corporation, for itself and as successor in interest to Camco International Inc., Schlumberger Surenco S.A. and Schlumberger Oilfield Holdings Ltd., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 13, 2005.
10.23	Hanover Compressor Company 1997 Stock Option Plan, as amended, incorporated by reference to Exhibit 10.23 to the Company's Registration Statement (File No. 333-24953) on Form S-1, as amended.††
10.24	Hanover Compressor Company 1998 Stock Option Plan, incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.††
10.25	First Amendment to the Hanover Compressor Company 1998 Stock Option Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 13, 2005.††
10.26	Hanover Compressor Company December 9, 1998 Stock Option Plan, incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.††
10.27	Hanover Compressor Company 1999 Stock Option Plan, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement (File No. 333-32092) on Form S-8 filed with the SEC on March 10, 2000.††
10.28	First Amendment to the Hanover Compressor Company 1999 Stock Option Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 13, 2005.††
10.29	Hanover Compressor Company 2001 Equity Incentive Plan, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement (File No. 333-73904) on Form S-8 filed with the SEC on November 21, 2001.††
10.30	First Amendment to the Hanover Compressor Company 2001 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on July 13, 2005.††
10.31	Hanover Compressor Company 2003 Stock Incentive Plan, incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 15, 2003.††

Exhibit Number	Description
10.32	First Amendment to the Hanover Compressor Company 2003 Stock Incentive Plan, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on July 13, 2005.††
10.33	Hanover Compressor Company 2006 Stock Incentive Plan, incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A, as filed with the SEC on March 24, 2006.††
10.34	First Amendment to be effective February 3, 2007 to the Hanover Compressor Company 2006 Stock Incentive Plan incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the SEC on February 5, 2007. ††
10.35	Hanover Compressor Company 2006 Long-Term Cash Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 27, 2006. ††
10.36	Employment Letter with Peter Schreck, dated August 22, 2000, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.††
10.37	Employment Letter with Stephen York, dated March 6, 2002, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.††
10.38	Employment Letter with Gary M. Wilson dated April 9, 2004, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.††
10.39	Gary M. Wilson letter dated July 29, 2005 relating to employment benefits. †† *
10.40	Gary M. Wilson letter dated October 10, 2006 relating to employment benefits. †† *
10.41	Employment Letter with John E. Jackson dated October 5, 2004, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the SEC on October 6, 2004.††
10.42	Change of Control and Severance Agreement dated July 29, 2005 between John E. Jackson and the Company, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.††
10.43	Employment Letter with Lee E. Beckelman dated January 31, 2005, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the SEC on February 1, 2005.††
10.44	Employment Letter with Anita H. Colglazier dated April 4, 2002 with explanatory note, incorporated by reference to Exhibit 10.61 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004. ††
10.45	Letter to Brian Matusek regarding employment terms, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 18, 2005. ††
10.46	Employment Letter with Norrie Mckay effective as of May 16, 2005, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.††
10.47	Form of Change of Control Agreement dated July 29, 2005 between the Company and each of Messrs. Lee E. Beckelman, Brian A. Matusek, Gary M. Wilson, Steven W. Muck, Norman A. Mckay, Stephen P. York and Peter G. Schreck and Ms. Anita H. Colglazier, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q For the quarter ended June 30, 2005.††
12.1	Computation of ratio of earnings to fixed charges.*
14.1	P.R.I.D.E. in Performance — Hanover's Guide to Ethical Business Conduct (the "Code of Ethics"), incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
14.2	Amendment to the Code of Ethics, incorporated by reference to Exhibit 14.1 to the Company's Current Report on Form 8-K, as filed with the SEC on January 20, 2005.
21.1	List of Subsidiaries.*
23.1	Consent of PricewaterhouseCoopers LLP.*
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.*
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.*
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

Exhibit Number	Description
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

---

* Filed herewith

†† Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANOVER COMPRESSOR COMPANY

By: /s/ JOHN E. JACKSON

John E. Jackson
President and Chief Executive Officer

Date: February 28, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN E. JACKSON John E. Jackson	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2007
/s/ LEE E. BECKELMAN Lee E. Beckelman	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 28, 2007
/s/ ANITA H. COLGLAZIER Anita H. Colglazier	Vice President and Controller (Principal Accounting Officer)	February 28, 2007
/s/ I. JON BRUMLEY I. Jon Brumley	Director	February 28, 2007
/s/ TED COLLINS, JR. Ted Collins, Jr.	Director	February 28, 2007
/s/ MARGARET K. DORMAN Margaret K. Dorman	Director	February 28, 2007
/s/ ROBERT R. FURGASON Robert R. Furgason	Director	February 28, 2007
/s/ VICTOR E. GRIJALVA Victor E. Grijalva	Director	February 28, 2007
/s/ GORDON T. HALL Gordon T. Hall	Director	February 28, 2007
/s/ PETER H. KAMIN Peter H. Kamin	Director	February 28, 2007
/s/ WILLIAM C. PATE William C. Pate	Director	February 28, 2007
/s/ STEPHEN M. PAZUK Stephen M. Pazuk	Director	February 28, 2007
/s/ L. ALI SHEIKH L. Ali Sheikh	Director	February 28, 2007



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Hanover Compressor Company:

We have completed integrated audits of Hanover Compressor Company and its subsidiaries' (the "Company") consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Hanover Compressor Company and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 16 to the financial statements, the Company changed its method of accounting for share-based payments in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Houston, Texas
February 14, 2007

HANOVER COMPRESSOR COMPANY

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2006	2005
	(In thousands, except par value and share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 73,286	$ 48,233
Accounts receivable, net of allowance of $4,938 and $4,751	283,073	243,672
Inventory, net	308,093	251,069
Costs and estimated earnings in excess of billings on uncompleted contracts	109,732	99,166
Current deferred income taxes	20,129	13,842
Other current assets	86,350	48,403
Total current assets	880,663	704,385
Property, plant and equipment, net	1,863,452	1,823,100
Goodwill, net	181,098	184,364
Intangible and other assets	55,702	60,406
Investments in non-consolidated affiliates	89,974	90,741
Total assets	$3,070,889	$2,862,996
LIABILITIES AND COMMON STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 4,433	$ 4,080
Current maturities of long-term debt	455	1,309
Accounts payable, trade	136,908	92,980
Accrued liabilities	147,320	129,683
Advance billings	170,859	89,513
Billings on uncompleted contracts in excess of costs and estimated earnings	94,123	35,126
Total current liabilities	554,098	352,691
Long-term debt	1,365,043	1,473,559
Other liabilities	48,953	38,976
Deferred income taxes	76,522	76,115
Total liabilities	2,044,616	1,941,341
Commitments and contingencies (Note 19)		
Minority interest	11,991	11,873
Common stockholders' equity:		
Common stock, $.001 par value; 200,000,000 shares authorized; 103,825,732 and 102,392,918 shares issued, respectively	104	102
Additional paid-in capital	1,104,730	1,097,766
Deferred employee compensation — restricted stock grants	—	(13,249)
Accumulated other comprehensive income	12,983	15,214
Accumulated deficit	(99,565)	(186,088)
Treasury stock — 449,763 and 366,091 common shares, at cost, respectively	(3,970)	(3,963)
Total common stockholders' equity	1,014,282	909,782
Total liabilities and common stockholders' equity	$3,070,889	$2,862,996

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2006	2005	2004
	(In thousands, except per share amounts)		
Revenues and other income:			
U.S. rentals	$ 384,292	$ 351,128	$ 341,570
International rentals	263,228	232,587	214,598
Parts, service and used equipment	224,810	225,636	180,321
Compressor and accessory fabrication	303,205	179,954	158,629
Production and processing equipment fabrication	429,697	360,267	270,284
Equity in income of non-consolidated affiliates	19,430	21,466	19,780
Gain on sale of business and other income	46,001	4,551	3,413
	1,670,663	1,375,589	1,188,595
Expenses:			
U.S. rentals	152,605	139,465	144,580
International rentals	96,631	76,512	63,953
Parts, service and used equipment	183,965	169,168	135,929
Compressor and accessory fabrication	249,910	156,414	144,832
Production and processing equipment fabrication	366,590	325,924	242,251
Selling, general and administrative	204,247	182,198	173,066
Depreciation and amortization	181,416	182,681	173,308
Interest expense	118,006	136,927	146,978
Foreign currency translation	(4,317)	7,890	(5,222)
Securities related litigation settlement	—	—	(4,163)
Other	1,204	526	407
Debt extinguishment costs	5,902	7,318	—
	1,556,159	1,385,023	1,217,919
Income (loss) from continuing operations before income taxes	114,504	(9,434)	(29,324)
Provision for income taxes	28,782	27,714	24,767
Income (loss) from continuing operations	85,722	(37,148)	(54,091)
Income (loss) from discontinued operations, net of tax	368	(756)	6,314
Gain (loss) from sales of discontinued operations, net of tax	63	(113)	3,771
Income (loss) before cumulative effect of accounting changes	86,153	(38,017)	(44,006)
Cumulative effect of accounting changes, net of tax	370	—	—
Net income (loss)	$ 86,523	$ (38,017)	$ (44,006)
Basic income (loss) per common share:			
Income (loss) from continuing operations	$ 0.85	$ (0.41)	$ (0.64)
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.12
Cumulative effect of accounting changes, net of tax	—	—	—
Net income (loss)	$ 0.86	$ (0.42)	$ (0.52)
Diluted income (loss) per common share:			
Income (loss) from continuing operations	$ 0.80	$ (0.41)	$ (0.64)
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.12
Cumulative effect of accounting changes, net of tax	—	—	—
Net income (loss)	$ 0.81	$ (0.42)	$ (0.52)
Weighted average common and equivalent shares outstanding:			
Basic	101,178	91,556	84,792
Diluted	112,035	91,556	84,792

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Net income (loss)	$86,523	$(38,017)	$(44,006)
Other comprehensive income (loss):			
Change in fair value of derivative financial instruments, net of tax	—	608	8,638
Foreign currency translation adjustment	(2,231)	(2,912)	(347)
Comprehensive income (loss)	$84,292	$(40,321)	$(35,715)

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 86,523	$ (38,017)	$ (44,006)
Adjustments:			
Depreciation and amortization	181,416	182,681	175,308
(Income) loss from discontinued operations, net of tax	(431)	869	(10,085)
Cumulative effect of accounting changes, net of tax	(370)	—	—
Bad debt expense	2,465	1,955	2,658
Gain on sale of property, plant and equipment	(11,798)	(13,183)	(6,076)
Equity in income of non-consolidated affiliates, net of dividends received	(1,831)	(2,783)	(10,112)
Loss on derivative instruments	—	416	1,886
(Gain) loss on remeasurement of intercompany balances	(2,061)	12,155	(5,456)
Securities related litigation settlement, in excess of cash paid	—	—	(6,326)
Net realized gain on trading securities	(4,873)	—	—
Zero coupon subordinated notes accreted interest paid by refinancing	(86,084)	—	—
Gain on sale of non-consolidated affiliates	—	—	(300)
Gain on sale of business	(28,476)	(367)	—
Stock compensation expense	9,773	5,676	2,599
Pay-in-kind interest on zero coupon subordinated notes	6,282	23,336	20,966
Sales of trading securities	23,344	—	—
Purchases of trading securities	(18,471)	—	—
Deferred income taxes	140	19,304	11,627
Changes in assets and liabilities, excluding business combinations:			
Accounts receivable and notes	(31,539)	(45,061)	(4,021)
Inventory	(59,944)	(73,936)	(21,966)
Costs and estimated earnings versus billings on uncompleted contracts	51,298	(21,117)	(5,733)
Prepaid and other current assets	(35,058)	(15,840)	(561)
Accounts payable and other liabilities	51,268	41,037	(3,806)
Advance billings	81,885	47,549	16,130
Other	(3,923)	(1,804)	10,996
Net cash provided by continuing operations	209,535	122,870	123,722
Net cash provided by (used in) discontinued operations	(446)	(383)	8,115
Net cash provided by operating activities	209,089	122,487	131,837
Cash flows from investing activities:			
Capital expenditures	(246,583)	(155,146)	(90,496)
Proceeds from sale of property, plant and equipment	26,290	51,101	24,265
Proceeds from the sale of business	52,125	2,724	—
Proceeds from sale of non-consolidated affiliates	—	—	4,663
Cash used for business acquisitions, net	—	(3,426)	—
Cash used to acquire investments in and advances to non-consolidated affiliates	—	(500)	(250)
Net cash used in continuing operations	(168,168)	(105,247)	(61,818)
Net cash provided by discontinued operations	—	1,220	72,947
Net cash provided by (used in) investing activities	(168,168)	(104,027)	11,129
Cash flows from financing activities:			
Borrowings on revolving credit facilities	196,500	152,000	52,200
Repayments on revolving credit facilities	(224,500)	(111,000)	(72,200)
Proceeds from issuance of senior notes	150,000	—	—
Payments for debt issue costs	(3,832)	(2,592)	(253)
Proceeds from warrant conversions and stock options exercised	5,675	4,990	9,549
Issuance of senior notes, net	—	—	194,125
Proceeds from equity offering, net of issuance costs	—	179,100	—
Repayment of zero coupon subordinated notes principal	(150,000)	—	—
Stock-based compensation excess tax benefit	1,516	—	—

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Payments of 2000A compression equipment lease obligations	—	—	(200,000)
Payments of 2000B compression equipment lease obligations	—	(57,589)	(115,000)
Payments of 2001A compression equipment lease obligations	—	(172,177)	—
Borrowings of other debt	7,673	2,180	—
Repayments of other debt	(1,166)	(1,802)	(30,771)
Net cash used in continuing operations	(18,134)	(6,890)	(162,350)
Net cash used in discontinued operations	—	—	—
Net cash used in financing activities	(18,134)	(6,890)	(162,350)
Effect of exchange rate changes on cash and equivalents	2,266	(1,413)	841
Net increase (decrease) in cash and cash equivalents	25,053	10,157	(18,543)
Cash and cash equivalents at beginning of year	48,233	38,076	56,619
Cash and cash equivalents at end of year	$ 73,286	$ 48,233	$ 38,076
Supplemental disclosure of cash flow information:			
Interest paid, net of capitalized amounts	$196,745	$ 118,787	$ 125,047
Income taxes paid, net	$ 20,722	$ 18,471	$ 15,830
Supplemental disclosure of non-cash transactions:			
Assets sold in exchange for note receivable	—	$ 1,600	$ 1,314
Conversion of deferred stock option liability	$ 35	$ 282	$ 334
Conversion of debt to common stock	$ 1,447	—	—
Common stock issued for securities settlement	—	—	$ 29,800
Acquisitions of businesses:			
Property, plant and equipment acquired	—	$ 359	—
Other assets acquired, net of cash acquired	—	$ 286	—
Goodwill	—	$ 2,781	—

The accompanying notes are an integral part of these financial statements.

HANOVER COMPRESSOR COMPANY

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Treasury Stock		Deferred Compensation-Restricted Stock Grants	Retained Earnings/(Accumulated Deficit)
	Shares	Amount			Shares	Amount		
	(In thousands, except share data)							
Balance at December 31, 2003	82,649,629	$ 83	$ 856,020	$ 9,227	(252,815)	$(2,325)	$ (5,452)	$(104,065)
Exercise of stock options	1,140,073	1	9,882	—	—	—	—	—
Cumulative translation adjustment	—	—	—	(347)	—	—	—	—
Change in fair value of derivative financial instrument, net of tax	—	—	—	8,638	—	—	—	—
Issuance of restricted stock grants, net of forfeitures, net of amortization expense	1,364,268	1	17,308	—	(408,995)	(4,982)	(9,728)	—
Issuance of common stock for shareholder litigation	2,500,000	3	29,797	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(44,006)
Balance at December 31, 2004	87,653,970	$ 88	$ 913,007	$17,518	(661,810)	$(7,307)	$(15,180)	$(148,071)
Exercise of stock options	1,564,363	1	5,271	—	—	—	—	—
Cumulative translation adjustment	—	—	—	(2,912)	—	—	—	—
Change in fair value of derivative financial instrument, net of tax	—	—	—	608	—	—	—	—
Issuance of restricted stock grants, net of forfeitures, net of amortization expense	20,200	—	401	—	295,719	3,344	1,931	—
Equity offering, net of issuance costs	13,154,385	13	179,087	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(38,017)
Balance at December 31, 2005	102,392,918	$102	$1,097,766	$15,214	(366,091)	$(3,963)	$(13,249)	$(186,088)
Exercise of stock options	538,775	1	5,709	—	—	—	—	—
Stock options expense	—	—	1,734	—	—	—	—	—
Cumulative translation adjustment	—	—	—	(2,231)	—	—	—	—
Issuance of restricted stock grants, net of forfeitures and cancellations	813,072	1	8,046	—	(83,672)	(7)	—	—
Convertible debentures converted to common stock	80,967	—	1,447	—	—	—	—	—
Cumulative effect of in accounting change related to FASB 123(R) adoption	—	—	(370)	—	—	—	—	—
Income tax benefit from stock compensation expense	—	—	3,647	—	—	—	—	—
Reversal of deferred compensation due to adoption of FASB 123(R)	—	—	(13,249)	—	—	—	13,249	—
Net income	—	—	—	—	—	—	—	86,523
Balance at December 31, 2006	103,825,732	$104	$1,104,730	$12,983	(449,763)	$(3,970)	$ —	$ (99,565)

The accompanying notes are an integral part of these financial statements.

1. The Company, Business and Significant Accounting Policies

Hanover Compressor Company, together with its subsidiaries ("we", "us", "our", "Hanover", or "the Company"), is a global market leader in the full service natural gas compression business and is also a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications. We sell and rent this equipment and provide complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and our fleet of rental equipment. Hanover was founded as a Delaware corporation in 1990, and has been a public company since 1997. Our customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which we operate. Our maintenance business, together with our parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment, but want to outsource their operations. We also fabricate compressor and oil and gas production and processing equipment and provide gas processing and treating, and oilfield power generation services, primarily to our U.S. and international customers as a complement to our compression services. In addition, through our subsidiary, Belleli Energy S.r.l. ("Belleli"), we provide engineering, procurement and construction services primarily related to the manufacturing of critical process equipment for refinery and petrochemical facilities and construction of evaporators and brine heaters for desalination plants and tank farms, primarily for use in Europe and the Middle East.

Substantially all of our assets and operations are owned or conducted by our wholly-owned subsidiary, Hanover Compression Limited Partnership ("HCLP").

Principles of Consolidation

The accompanying consolidated financial statements include Hanover and its wholly-owned and majority owned subsidiaries and certain variable interest entities, for which we are the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in affiliated entities in which we own more than a 20% interest and do not have a controlling interest are accounted for using the equity method.

Use of Estimates in the Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes that the estimates and assumptions used are reasonable.

Our operations are influenced by many factors, including the global economy, international laws and currency exchange rates. Contractions in the more significant economies of the world could have a substantial negative impact on the rate of our growth and profitability. Acts of war or terrorism could influence these areas of risk and our operations. Doing business in international locations subjects us to various risks and considerations including, but not limited to, economic and political conditions in the United States and abroad, currency exchange rates, tax laws and other laws and trade restrictions.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue from equipment rentals is recorded when earned over the period of rental and maintenance contracts which generally range from one month to five years. Parts, service and used equipment revenue is recorded as products are delivered and title is transferred or services are performed for the customer.

Compressor, production and processing equipment fabrication revenue are recognized using the percentage-of-completion method. We estimate percentage-of-completion for compressor and accessory fabrication and production equipment fabrication on a direct labor hour to total labor hour basis. Processing equipment fabrication percentage-of-completion is estimated using the direct labor hour to total labor hour and the cost to total cost basis. The average duration of these projects is typically between three and thirty-six months.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, advances to non-consolidated affiliates and notes receivable. We believe that the credit risk in temporary cash investments that we have with financial institutions is minimal. Trade accounts and notes receivable are due from companies of varying size engaged principally in oil and gas activities throughout the world. We review the financial condition of customers prior to extending credit and generally do not obtain collateral for trade receivables. Payment terms are on a short-term basis and in accordance with industry practice. We consider this credit risk to be limited due to these companies' financial resources, the nature of products and the services we provide them and the terms of our rental contracts. Trade accounts receivable is recorded net of estimated doubtful accounts of approximately $4.9 million and $4.8 million at December 31, 2006 and 2005, respectively.

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience. We review the adequacy of our allowance for doubtful accounts monthly. Balances aged greater than 90 days are reviewed individually for collectibility. In addition, all other balances are reviewed based on significance and customer payment histories. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. During the years ended December 31, 2006, 2005, and 2004, our bad debt expense was $2.5 million, $2.0 million and $2.7 million, respectively.

Inventory

Inventory consists of parts used for fabrication or maintenance of natural gas compression equipment and facilities, processing and production equipment, and also includes compression units and production equipment that are held for sale. Inventory is stated at the lower of cost or market using the average-cost method.

Trading Securities

Beginning in 2006, we purchased short-term debt securities denominated in U.S. dollars and exchanged them for short-term debt securities denominated in local currency in Latin America to achieve more favorable exchange rates. These debt securities are classified as trading securities because we hold them for a short period of time and have frequent buying and selling. Our net gain in 2006 from sales of trading securities was $4.9 million. No trading securities were held as of December 31, 2006.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

Compression equipment, facilities and other rental assets	4 to 30 years
Buildings	20 to 35 years
Transportation, shop equipment and other	3 to 12 years

Major improvements that extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. When rental equipment is sold, retired or otherwise disposed of, the cost, net of accumulated depreciation, is recorded in parts, service and used equipment expenses. Sales proceeds are recorded in parts, service and used equipment revenues. Interest is capitalized in connection with equipment and facilities meeting specific thresholds that are constructed for Hanover's use in our rental operations until such equipment is complete. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.

Computer software

Certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software which ranges from three to five years. Costs related to the preliminary project stage, data conversion and the post-implementation/operation stage of an internal-use computer software development project are expensed as incurred.

Long-Lived Assets, other than Intangibles

We review for the impairment of long-lived assets, including property, plant and equipment, and assets held for sale whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss recognized represents the excess of the assets carrying value as compared to its estimated fair value.

We hold investments in companies having operations or technology in areas that relate to our business. We record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary.

Goodwill and Other Intangibles

Goodwill is reviewed for impairment annually or whenever events indicate impairment may have occurred pursuant to Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Identifiable intangibles are amortized over the assets' estimated useful lives.

Advance Billings

Advance billings are primarily comprised of billings related to jobs where revenue is recognized on the percentage-of-completion method that have not begun and advance billings on installation and other service jobs.

Income Taxes

We account for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments that would change the tax law or rates. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized.

Foreign Currency Translation

The financial statements of subsidiaries outside the U.S., except those for which we have determined that the U.S. dollar is the functional currency, are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resulting gains and losses from the translation of accounts are included in accumulated other comprehensive income. For subsidiaries for which we have determined that the U.S. dollar is the functional currency, financial statements are measured using U.S. dollar functional currency and translation gains and losses are included in net income (loss).

Earnings Per Common Share

Basic income (loss) per common share is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding for the period. Diluted income (loss) per common share is computed using the weighted average number of shares outstanding adjusted for the incremental common stock equivalents attributed to outstanding options and warrants to purchase common stock, restricted stock, convertible senior notes and convertible subordinated notes, unless their effect would be anti-dilutive.

The table below indicates the potential shares of common stock that were included in computing the dilutive potential shares of common stock used in diluted income (loss) per common share (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Weighted average common shares outstanding — used in basic income (loss) per common share	101,178	91,556	84,792
Net dilutive potential common stock issuable:			
On exercise of options and vesting of restricted stock	1,274	**	**
On exercise of warrants	—	**	**
On conversion of convertible junior subordinated notes due 2029	**	**	**
On conversion of convertible senior notes due 2008	**	**	**
On conversion of convertible senior notes due 2014	9,583	**	**
Weighted average common shares and dilutive potential common shares — used in dilutive income (loss) per common share	112,035	91,556	84,792

** Excluded from diluted income (loss) per common share as the effect would have been anti-dilutive.

Net income for the diluted earnings per share calculation for the year ended December 31, 2006 is adjusted to add back interest expense and amortization of financing costs, net of tax, relating to the Company's convertible senior notes due 2014 totaling $4.7 million.

The table below indicates the potential shares of common stock issuable that were excluded from net dilutive potential shares of common stock issuable as their effect would have been anti-dilutive (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Net dilutive potential common shares issuable:			
On exercise of options and vesting of restricted stock	—	2,378	2,512
On exercise of options-exercise price greater than average market value at end of period	52	935	995
On exercise of warrants	—	2	4
On conversion of convertible junior subordinated notes due 2029	4,825	4,825	4,825
On conversion of convertible senior notes due 2008	4,370	4,370	4,370
On conversion of convertible senior notes due 2014	—	9,583	9,583
	9,247	22,093	22,289

Stock Options and Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"). This standard addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and generally requires instead that such transactions be accounted for using a fair value based method.

Prior to January 1, 2006, we measured compensation expense for our stock-based employee compensation plans using the intrinsic value method, which follows the recognition and measurement principles of APB No. 25, as permitted by FASB Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective transition method. Under that transition method, compensation cost recognized for the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value, and (b) compensation cost for any share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value. In accordance with the modified prospective transition method, results for prior periods have not been restated. For the years ended December 31, 2006, 2005 and 2004, stock-based compensation expense of $9.8 million, $5.7 million and $2.6 million, respectively, was recognized and included in the accompanying Consolidated Statements of Operations. For the year ended December 31, 2006, we recognized an income tax benefit that was recorded as an addition to additional paid in capital in our consolidated balance sheet of $3.6 million for share-based compensation arrangements. There was no income tax benefit recognized for share-based compensation arrangements for the years ended December 31, 2005 and 2004.

On January 1, 2006, we recorded the cumulative effect of a change in accounting related to our adoption of SFAS 123(R) of $0.4 million (net of tax of $0) which relates to the requirement to estimate forfeitures on restricted stock awards.

Prior to the adoption of SFAS 123(R), we recorded deferred compensation in equity when restricted stock was granted. Due to the adoption of SFAS 123(R) on January 1, 2006, we reclassified $13.2 million from deferred compensation to additional paid-in-capital.

Prior to the adoption of SFAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in our Consolidated Statements of Cash Flows. SFAS 123(R) requires the cash flows from the tax benefits of tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. There were $1.5 million of excess tax benefits classified as a financing cash inflow in the accompanying Consolidated Statement of Cash Flows for the year ended December 31, 2006 that would have been classified as an operating cash inflow prior to our adoption of SFAS 123(R).

Our adoption of SFAS 123(R) on January 1, 2006 eliminated the pro forma requirements disclosure for periods following our adoption. For purposes of this pro forma disclosure, the value of options is estimated using a Black-Scholes option valuation model and amortized to expense over the options' vesting periods. Had we used the fair value based accounting method for stock-based compensation expense described by SFAS 123(R) for the years ended December 31, 2005 and 2004, our diluted net loss per common and equivalent share for the years ended December 31, 2005 and 2004 would have been as set forth in the table below ($ in thousands, except per share data).

	Years Ended December 31,	
	2005	2004
Net loss, before stock-based compensation for employees	$(38,017)	$(44,006)
Add back: Stock-based compensation expense for employees previously determined under intrinsic value method, net of tax effect	5,676	2,599
Deduct: Stock-based employee compensation expense for employees determined under the fair value method, net of tax	(8,098)	(4,817)
Net loss, after effect of stock-based compensation for employees	$(40,439)	$(46,224)
Net loss per share:		
Basic, as reported for prior periods	$ (0.42)	$ (0.52)
Basic after effect of stock-based compensation for employees	$ (0.44)	$ (0.55)
Diluted as reported for prior periods	$ (0.42)	$ (0.52)
Diluted after effect of stock-based compensation for employees	$ (0.44)	$ (0.55)

Comprehensive Income (Loss)

Components of comprehensive income (loss) are net income (loss) and all changes in equity during a period except those resulting from transactions with owners. Accumulated other comprehensive income (loss) for the Company has historically consisted of foreign currency translation adjustments and changes in the fair value of derivative financial instruments, net of tax. Our accumulated other comprehensive income (loss) as of December 31, 2006 and 2005 is solely comprised of foreign currency translation adjustments.

Financial Instruments

Our financial instruments include cash, receivables, payables, and debt. Except for debt as described in Note 11, the estimated fair value of such financial instruments at December 31, 2006 and 2005 approximate their carrying value as reflected in our consolidated balance sheet. The fair value of our debt has been estimated based on year-end quoted market prices.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended by SFAS 137, SFAS 138, and SFAS 149, requires that all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value, and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings.

We utilize derivative financial instruments from time to time to minimize the risks and/or costs associated with financial and global operating activities by managing our exposure to interest rate fluctuation on a portion of our leasing obligations. We do not utilize derivative financial instruments for trading or other speculative purposes. The cash flow from hedges is classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the underlying assets, liabilities or anticipated transactions.

Reclassifications

Certain amounts in the prior period's financial statements have been reclassified to conform to the 2006 financial statement classification. These reclassifications have no impact on our consolidated results of operations, cash flows or financial position.

2. Business Acquisitions

Acquisitions were accounted for under the purchase method of accounting. Results of operations of companies acquired are included from the date of acquisition. We allocate the cost of the acquired business to the assets acquired and the liabilities assumed based upon fair value estimates thereof. These estimates are revised during the allocation period as necessary when information regarding contingencies becomes available to redefine and requantify assets acquired and liabilities assumed. The allocation period varies for each acquisition but does not exceed one year. To the extent contingencies are resolved or settled during the allocation period, such items are included in the revised purchase price allocation. After the allocation period, the effect of changes in such contingencies is included in results of operations in the periods the adjustments are determined. Material changes in preliminary allocations are not anticipated by management.

Year Ended December 31, 2005

In April 2005, we acquired certain assets of Part Technical Services, S.A. ("PTS") for approximately $3.4 million. PTS is located in Mexico and provides operations and maintenance services to customers with natural gas compression equipment.

3. Dispositions

In February 2006, we sold our U.S. amine treating rental assets to Crosstex Energy Services L.P. ("Crosstex") for approximately $51.5 million and recorded a pre-tax gain of $28.4 million that is included in gain on sale of business and other income in our consolidated statement of operations. The disposal of these assets did not meet the criteria established for recognition as discontinued operations under SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Our U.S. amine treating rental assets had revenues of approximately $7.6 million in 2005. Because Hanover leased back from Crosstex one of the facilities sold in this transaction, approximately $3.3 million of additional gain was deferred into future periods. We also entered into a three-year strategic alliance with Crosstex.

During the first quarter of 2006, Hanover's Board of Directors approved management's plan to dispose of the assets used in our fabrication facility in Canada, which was part of our Production and Processing Fabrication-Surface Equipment segment. These assets were sold in May 2006 as part of management's plan to improve overall operating efficiency in this line of business. The Canadian assets were sold for approximately $10.1 million and we recorded a pre-tax gain of approximately $8.0 million as a result of the transaction in gain on sale of business and other income in our consolidated statement of operations. The disposal of these assets did not meet the criteria established for recognition as discontinued operations under SFAS 144.

During the fourth quarter of 2002, Hanover's Board of Directors approved management's plan to dispose of our non-oilfield power generation projects, which were part of our U.S. rental business, and certain used equipment businesses, which were part of our parts and service business. These disposals meet the criteria established for recognition as discontinued operations under SFAS 144. SFAS 144 specifically requires that such amounts must represent a component of a business comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. These businesses are reflected as discontinued operations in our consolidated statement of operations.

In November 2004, we sold the compression rental assets of our Canadian subsidiary, Hanover Canada Corporation, to Universal Compression Canada, a subsidiary of Universal Compression Holdings, Inc., for approximately $56.9 million. Additionally, in December 2004 we sold our ownership interest in Collicutt Energy Services Ltd. ("CES") for approximately $2.6 million to an entity owned by Steven Collicutt. Hanover owned approximately 2.6 million shares in CES, which represented approximately 24.1% of the ownership interest of CES. The sale of our Canadian compression rental fleet and our interest in CES resulted in a $2.1 million gain, net of tax. These businesses are reflected as discontinued operations in our consolidated statements of operations.

In the year ended December 31, 2005, we sold certain assets related to our discontinued operations for total sales proceeds of $1.2 million that resulted in $0.1 million in income. During October 2004, we sold an asset held for sale related to our discontinued power generation business for approximately $7.5 million and realized a gain of approximately $0.7 million. This asset was sold to a subsidiary of The Wood Group. The Wood Group owns 49.5% of the Simco/Harwat Consortium, a joint venture gas compression project in Venezuela in which we hold a 35.5% ownership interest.

In the year ended December 31, 2005, we sold certain other assets held for sale, including a fabrication facility that was closed as part of the consolidation of our fabrication operations in 2003. We received proceeds of $6.5 million from these sales that resulted in a $0.2 million loss and is reflected in gain on sale of business and other income.

4. Inventory

Inventory, net of reserves, consisted of the following amounts (in thousands):

	December 31,	
	2006	2005
Parts and supplies	$135,632	$135,310
Work in progress	162,096	105,405
Finished goods	10,365	10,354
	$308,093	$251,069

During the years ended December 31, 2006, 2005 and 2004 we recorded approximately $2.3 million, $0.1 million and $1.1 million, respectively, in inventory write-downs and reserves for inventory which was either obsolete, excess or carried at a price above market value. As of December 31, 2006 and 2005, we had inventory reserves of $11.9 million and $11.8 million, respectively.

5. Compressor and Production and Processing Equipment Fabrication Contracts

Costs, estimated earnings and billings on uncompleted contracts consisted of the following (in thousands):

	December 31,	
	2006	2005
Costs incurred on uncompleted contracts	$ 558,607	$ 372,675
Estimated earnings	85,938	42,976
	644,545	415,651
Less — billings to date	(628,936)	(351,611)
	$ 15,609	$ 64,040

Presented in the accompanying financial statements as follows (in thousands):

	December 31,	
	2006	2005
Costs and estimated earnings in excess of billings on uncompleted contracts	$109,732	$ 99,166
Billings on uncompleted contracts in excess of costs and estimated earnings	(94,123)	(35,126)
	$ 15,609	$ 64,040

6. Property, plant and equipment

Property, plant and equipment consisted of the following (in thousands):

	December 31,	
	2006	2005
Compression equipment, facilities and other rental assets	$2,587,377	$2,441,119
Land and buildings	107,444	87,604
Transportation and shop equipment	89,673	77,507
Other	58,788	53,824
	2,843,282	2,660,054
Accumulated depreciation	(979,830)	(836,954)
	$1,863,452	$1,823,100

Depreciation expense was $175.1 million, $171.5 million and $162.0 million in 2006, 2005 and 2004, respectively. Assets under construction of $109.8 million and $88.5 million are included in compression equipment, facilities and other rental assets at December 31, 2006, and 2005, respectively. We capitalized $1.8 million, $0.4 million and $0.3 million of interest related to construction in process during 2006, 2005, and 2004, respectively.

During September 2005, we redeemed $167.0 million in indebtedness and repaid $5.2 million in minority interest obligations under our 2001A compression equipment lease obligations using proceeds from the August 2005 public offering of our common stock. During February 2005, we repaid our 2000B compression equipment lease obligations using borrowings from our bank credit facility. During 2004, we used cash flow from operations and proceeds from asset sales to exercise our purchase option and reduce our outstanding debt and minority interest obligations by $115.0 million under our 2000B compression equipment operating leases. In June 2004 and December 2003, we exercised our purchase options under the 2000A and 1999 compression equipment operating leases (See Note 11). As of December 31, 2006, the remaining compression assets owned by the entities that lease equipment to us but, pursuant to our adoption of FIN 46 are included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $340.2 million, including improvements made to these assets after the sale leaseback transactions.

7. Intangible and Other Assets

Intangible and other assets consisted of the following (in thousands):

	December 31,	
	2006	2005
Deferred debt issuance and leasing transactions costs	$26,553	$28,331
Notes and other receivables	9,714	13,284
Intangibles	5,524	4,682
Deferred taxes	7,085	7,999
Other	6,826	6,110
	$55,702	$60,406

Notes receivable result primarily from customers for sales of equipment or advances to other parties in the ordinary course of business.

Intangible assets and debt issuance transactions costs consisted of the following:

	As of December 31, 2006		As of December 31, 2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)			
Deferred debt issuance transaction costs	$58,037	$(31,484)	$54,205	$(25,874)
Marketing related (3-20 yr life)	2,256	(524)	2,063	(324)
Customer related (20 yr life)	3,022	(621)	2,724	(423)
Technology based (5 yr life)	1,259	(497)	868	(355)
Contract based (17 yr life)	1,326	(697)	650	(521)
	$65,900	$(33,823)	$60,510	$(27,497)

Amortization of intangible and deferred debt issuance transaction costs totaled $6.3 million, $11.2 million and $13.3 million in 2006, 2005 and 2004, respectively. Estimated future intangible amortization expense is (in thousands):

2007	$ 6,799
2008	5,547
2009	4,642
2010	4,266
2011	2,505
Thereafter	8,318
	$32,077

8. Investments in Non-Consolidated Affiliates

Investments in affiliates that are not controlled by Hanover but where we have the ability to exercise significant influence over the operations are accounted for using the equity method. Our share of net income or losses of these affiliates is reflected in the Consolidated Statements of Operations as Equity in income of non-consolidated affiliates. Our primary equity method investments are comprised of entities that own, operate, service and maintain compression and other related facilities. Our equity method investments totaled approximately $90.0 million and $90.7 million at December 31, 2006 and 2005, respectively.

Our ownership interest and location of each equity method investee at December 31, 2006 is as follows:

	Ownership Interest	Location	Type of Business
PIGAP II	30.0%	Venezuela	Gas Compression Plant
El Furrial	33.3%	Venezuela	Gas Compression Plant
Simco/Harwat Consortium	35.5%	Venezuela	Water Injection Plant

Summarized balance sheet information for investees accounted for by the equity method follows (on a 100% basis, in thousands):

	December 31,	
	2006	2005
Current assets	$135,845	$137,936
Non-current assets	463,661	495,071
Current liabilities, excluding debt	77,618	37,403
Debt payable	256,648	301,384
Other non-current liabilities	59,515	51,752
Owners' equity	205,725	242,468

Summarized earnings information for these entities for the years ended December 31, 2006, 2005 and 2004 follows (on a 100% basis, in thousands):

	Years Ended December 31,		
	2006	2005	2004
Revenues	$199,029	$198,906	$191,804
Operating income	86,421	100,441	93,871
Net income	20,003	54,473	45,275

PIGAP II, El Furrial and Simco/Harwat Consortium were acquired in connection with the Production Operators Corporation ("POC") acquisition completed in August 2001. During 2006, 2005 and 2004, we received approximately $17.6 million, $18.7 million and $9.8 million in dividends from these joint ventures. At December 31, 2006, 2005 and 2004 we had cumulatively recognized approximately $32.9 million, $31.0 million and $28.0 million, respectively, of earnings in excess of distributions from these joint ventures.

Due to the significance of PIGAP II and El Furrial to our results of operations for the year ended December 31, 2005, their financial statements for the year ended December 31, 2006 are required by Rule 3-09 of Regulation S-X and will be filed as an amendment to this Form 10-K by June 29, 2007.

In connection with our investment in El Furrial and Simco/Harwat Consortium, we guaranteed our portion of the debt in the joint venture related to these projects. At December 31, 2006 and 2005 we have guaranteed approximately $31.7 million and $39.5 million, respectively, of the debt which is on the books of these joint ventures. These amounts are not recorded on Hanover's books.

In December 2004, we sold our ownership interest in CES for approximately $2.6 million to an entity owned by Steven Collicutt. Hanover owned approximately 2.6 million shares in CES, which represented approximately 24.1% of the ownership interest of CES. In the normal course of business, we previously engaged in purchase and sale transactions with Collicutt Energy Services Ltd. During the year ended December 31, 2004, we had sales to this related party of $0.0 million and purchases of $6.1 million.

On March 5, 2004, we sold our 50.384% limited partnership interest and 0.001% general partnership interest in Hanover Measurement Services Company, L.P. to EMS Pipeline Services, L.L.C. for $4.9 million, of which $0.2 million was put in escrow subject to the outcome of post closing working capital adjustments and other matters that have resulted in the $0.2 million being returned to the purchaser. We had no obligation to the purchaser with respect to any post-closing adjustment in excess of the escrowed amount. We accounted for our interest in Hanover Measurement under the equity method. As a result of the sale, we recorded a $0.3 million gain that is included in gain on sale of business and other income.

9. Goodwill

Goodwill is reviewed for impairment annually or whenever events indicate impairment may have occurred pursuant to the provisions of SFAS 142. The provisions of SFAS 142 require us to identify our reporting units and perform an annual impairment assessment of the goodwill attributable to each reporting unit. We allocate goodwill to our reporting units based on the business acquisition from which it resulted. We perform our annual impairment assessment in the fourth quarter of the year and determine the fair value of reporting units using a combination of the expected present value of future cash flows and a market approach.

There were no impairments in 2006, 2005 or 2004 related to our annual impairment test.

The table below presents the change in the net carrying amount of goodwill for the years ended December 31, 2006 and 2005 (in thousands):

	December 31, 2005	Acquisitions/ Dispositions(1)	Purchase Adjustment and Other Adjustments	December 31, 2006
U.S. rentals	$100,209	$(3,138)	$—	$ 97,071
International rentals	37,654	—	—	37,654
Parts, service and used equipment	32,110	(128)	—	31,982
Compressor and accessory fabrication	14,391	—	—	14,391
Total	$184,364	$(3,266)	$	$181,098

	December 31, 2004	Acquisitions/ Dispositions(2)	Purchase Adjustment and Other Adjustments(3)	December 31, 2005
U.S. rentals	$100,456	$ —	$ (247)	$100,209
International rentals	35,085	2,781	(212)	37,654
Parts, service and used equipment	33,076	(562)	(404)	32,110
Compressor and accessory fabrication	14,573	—	(182)	14,391
Total	$183,190	$2,219	$(1,045)	$184,364

(1) Reductions to goodwill for the sale of a pipeline business in Argentina and our U.S. amine rental treating assets in 2006.

(2) Additions to goodwill for our international rentals segment in 2005 relates to our acquisition of PTS.

(3) Relates primarily to purchase price adjustments for taxes related to acquisitions.

10. Accrued Liabilities

Accrued liabilities are comprised of the following (in thousands):

	December 31, 2006	December 31, 2005
Accrued salaries, bonuses and other employee benefits	$ 51,299	$ 36,823
Accrued income and other taxes	36,188	26,868
Current portion of interest rate swaps	2,276	1,849
Accrued interest	22,744	19,838
Accrued other	34,813	44,305
	$147,320	$129,683

11. Long-term Debt

Long-term debt consisted of the following (in thousands):

	December 31, 2006	December 31, 2005
Bank credit facility due November 2010	$ 20,000	$ 48,000
4.75% convertible senior notes due 2008*	192,000	192,000
4.75% convertible senior notes due 2014*	143,750	143,750
8.625% senior notes due 2010**	200,000	200,000
7.5% senior notes due 2013**	150,000	—
9.0% senior notes due 2014**	200,000	200,000
2001A compression equipment lease notes, interest at 8.5%, due September 2008	133,000	133,000
2001B compression equipment lease notes, interest at 8.75%, due September 2011	250,000	250,000
Zero coupon subordinated notes, interest at 11%*	—	229,803
7.25% convertible junior subordinated notes due 2029*	84,803	86,250
Fair value adjustment — fixed to floating interest rate swaps	(8,732)	(9,686)
Other, interest at various rates, collateralized by equipment and other assets, net of unamortized discount	677	1,751
	1,365,498	1,474,868
Less — current maturities	(455)	(1,309)
Long-term debt	$1,365,043	$1,473,559

* Securities issued by Hanover (parent company)

** Securities issued by Hanover (parent company) and guaranteed by HCLP.

Maturities of long-term debt (excluding interest to be accrued thereon) at December 31, 2006 are (in thousands):

	December 31, 2006
2007	$ 455
2008	325,045
2009	49
2010	211,322
2011	250,058
Thereafter	578,569
	$1,365,498

Bank Credit Facility

In November 2005, we entered into a $450 million bank credit facility having a maturity date of November 21, 2010. Our prior $350 million bank credit facility that was scheduled to mature in December 2006 was terminated upon closing of the new facility. The new facility also provides for an incremental term loan facility of up to $300 million. The incremental term loan was not syndicated with the credit facility. The new agreement prohibits us (without the lenders' prior approval) from declaring or paying any dividend (other than dividends payable solely in our common stock or in options, warrants or rights to purchase such common stock) on, or making similar payments with respect to, our capital stock. Borrowings under the new facility are secured by substantially all of our unencumbered personal property and real property assets. In addition, all of the capital stock of U.S. subsidiaries and 66% of the capital stock of the first tier international subsidiaries has been pledged to secure the obligations under the new credit facility. Up to $75 million of the credit facility can be borrowed in loans denominated in euros. Our bank credit facility contains certain financial covenants and limitations on, among other things, indebtedness, liens, leases and sales of assets.

Our bank credit facility provides for a $450 million revolving credit in which U.S. dollar-denominated advances bear interest at our option, at (1) the greater of the Administrative Agent's prime rate or the federal funds effective rate plus an applicable margin ("ABR"), or (2) the eurodollar rate ("LIBOR"), in each case plus an applicable margin ranging from 0.375% to 1.5%, with respect to ABR loans, and 1.375% to 2.5%, with respect to LIBOR loans, in each case depending on our consolidated leverage ratio. Euro-denominated advances bear interest at the eurocurrency rate, plus an applicable margin ranging from 1.375% to 2.5%, depending on our consolidated leverage ratio. A commitment fee ranging from 0.375% to 0.5%, depending on our consolidated leverage ratio, times the average daily amount of the available commitment under the bank credit facility is payable quarterly to the lenders participating in the bank credit facility.

As of December 31, 2006, we had $20.0 million in outstanding borrowings under our bank credit facility. Outstanding amounts under our bank credit facilities bore interest at a weighted average rate of 6.9% and 6.1% at December 31, 2006 and 2005, respectively. As of December 31, 2006, we also had approximately $207.3 million in letters of credit outstanding under our new bank credit facility. Our new bank credit facility permits us to incur indebtedness, subject to covenant limitations, up to a $450 million credit limit, plus, in addition to certain other indebtedness, an additional (1) $50 million in unsecured indebtedness, (2) $100 million of indebtedness of international subsidiaries and (3) $35 million of secured purchase money indebtedness. Additional borrowings of up to $222.7 million were available under that facility as of December 31, 2006.

As of December 31, 2006, we were in compliance with all covenants and other requirements set forth in our bank credit facility, the indentures and agreements related to our compression equipment lease obligations and the indentures and agreements relating to our other long-term debt. A default under our bank credit facility or a default under certain of the various indentures and agreements would in some situations trigger cross-default provisions under our bank credit facilities or the indentures and agreements relating to certain of our other debt obligations. Such defaults would have a material adverse effect on our liquidity, financial position and operations.

While all of the agreements related to our long-term debt do not contain the same financial covenants, the indentures and the agreements related to our compression equipment lease obligations for our 2001A and 2001B sale leaseback transactions, our 8.625% Senior Notes due 2010, our 7.5% Senior Notes due 2013 and our 9.0% Senior Notes due 2014 permit us at a minimum, (1) to incur indebtedness, at any time, of up to $400 million under our bank credit facility (which is $50 million less than the full capacity under that facility), plus an additional $75 million in unsecured indebtedness, (2) to incur additional indebtedness so long as, after incurring such indebtedness, our ratio of the sum of consolidated net income before interest expense, income taxes, depreciation expense, amortization of intangibles, certain other non-cash charges and rental expense to total fixed charges (all as defined and adjusted by the agreements governing such obligations), or our "coverage ratio," is greater than 2.25 to 1.0, and no default or event of default has occurred or would occur as a consequence of incurring such additional indebtedness and the application of the proceeds thereof and (3) to incur certain purchase money and similar obligations. The indentures and agreements for our 2001A and 2001B compression equipment lease obligations, our 8.625% Senior Notes due 2010, our 7.5% Senior Notes due 2013 and our 9.0% Senior Notes due 2014 define indebtedness to include the present value of our rental obligations under sale leaseback transactions and under facilities similar to our compression equipment operating leases. As of December 31, 2006, Hanover's coverage ratio exceeded 2.25 to 1.0, and therefore as of such date it would allow us to incur a certain amount of additional indebtedness in addition to our bank credit facility and the additional $75 million in unsecured indebtedness and certain other permitted indebtedness, including certain refinancing of indebtedness allowed by such bank credit facility.

7.5% Senior Notes due 2013

In March 2006, we completed a public offering of $150 million aggregate principal amount of 7.5% Senior Notes due 2013 (the "2013 Senior Notes"). We used the net proceeds from the offering of $146.6 million, together with borrowings under our bank credit facility, to redeem our 11% Zero Coupon Subordinated Notes due March 31, 2007. The offering and sale of the 2013 Senior Notes were made pursuant to an automatic shelf registration statement on Form S-3 filed with the Securities and Exchange Commission. We may redeem up to 35% of the 2013 Senior Notes using the proceeds of certain equity offerings completed before April 15, 2009 at a redemption price of 107.5% of the principal amount, plus accrued and unpaid interest to the redemption date. In addition, we may redeem some or all of the 2013 Senior Notes at any time on or after April 15, 2010 at certain redemption prices together with accrued interest, if any, to the date of redemption.

The 7.5% Senior Notes due 2013 are our general unsecured senior obligations and rank equally in right of payment with all of our other senior debt. The 7.5% Senior Notes due 2013 are effectively subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the 7.5% Senior Notes due 2013. The 7.5% Senior Notes due 2013 are guaranteed on a senior subordinated basis by HCLP. The 7.5% Senior Notes due 2013 rank equally in right of payment with our 8.625% Senior Notes due 2010 and 9.0% Senior Notes due 2014 and the guarantee of the 7.5% Senior Notes due 2013 by HCLP ranks equally in right of payment with the guarantee of the 8.625% Senior Notes due 2010 and 9.0% Senior Notes due 2014 by HCLP. The indenture under which the 7.5% Senior Notes due 2013 were issued contains various financial covenants which limit, among other things, our ability to incur additional indebtedness or sell assets. The fair value of the 7.5% Senior Notes due 2013 is approximately $151.1 million at December 31, 2006.

9.0% Senior Notes due 2014

In June 2004, we issued $200 million aggregate principal amount of 9.0% Senior Notes due June 1, 2014 (the "2014 Senior Notes"). The net proceeds from this offering and available cash were used to repay the outstanding indebtedness and minority interest obligations of $193.6 million and $6.4 million, respectively, under our 2000A compression equipment lease that was to expire in March 2005. We may redeem up to 35% of the 2014 Senior Notes using the proceeds of certain equity offerings completed before June 1, 2007 at a redemption price of 109% of the principal amount, plus accrued and unpaid interest to the redemption date. In addition, we may redeem some or all of the 2014 Senior Notes at any time on or after June 1, 2009 at certain redemption prices together with accrued interest, if any, to the date of redemption.

The 2014 Senior Notes are our general unsecured senior obligations and rank equally in right of payment with all of our other senior debt. The 2014 Senior Notes are effectively subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the senior notes. The 2014 Senior Notes are guaranteed on a senior subordinated basis by HCLP. The 2014 Senior Notes rank equally in right of payment with the 2013 Senior Notes and the 2010 Senior Notes and the guarantee of the 2014 Senior Notes by HCLP ranks equally in right of payment with the guarantee of the 2013 Senior Notes and the 2010 Senior Notes by HCLP. The indenture under which the 2014 Senior Notes were issued contains various financial covenants which limit, among other things, our ability to incur additional indebtedness or sell assets. The fair value of the 2014 Senior Notes is approximately $215.3 million at December 31, 2006.

8.625% Senior Notes due 2010

In December 2003, we issued $200 million aggregate principal amount of 8.625% Senior Notes due December 15, 2010 (the "2010 Senior Notes"). The net proceeds from this offering and available cash were used to repay the outstanding indebtedness and minority interest obligations of $194.0 million and $6.0 million, respectively, under our 1999A compression equipment lease that was to expire in June 2004. We had the right to redeem up to 35% of the 2010 Senior Notes using the proceeds of certain equity offerings completed before December 15, 2006 at a redemption price of 108.625% of the principal amount, plus accrued and unpaid interest to the redemption date. In addition, we may redeem some or all of the 2010 Senior Notes at any time on or after December 15, 2007 at certain redemption prices together with accrued interest, if any, to the date of redemption.

The 2010 Senior Notes are our general unsecured senior obligations and rank equally in right of payment with all of our other senior debt. The 2010 Senior Notes are effectively subordinated to all existing and future liabilities of our subsidiaries that do not guarantee the 2010 Senior Notes. The 2010 Senior Notes are guaranteed on a senior subordinated basis by HCLP. The 2010 Senior Notes rank equally in right of payment with the 2013 Senior Notes and the 2014 Senior Notes, and the guarantee of the 2010 Senior Notes by HCLP ranks equally in right of payment with the guarantee of the 2013 Senior Notes and the 2014 Senior Notes by HCLP. The indenture under which the 2010 Senior Notes were issued contains various financial covenants which limit, among other things, our ability to incur additional indebtedness or sell assets. The fair value of the 2010 Senior Notes is approximately $209.0 million at December 31, 2006.

4.75% Convertible Senior Notes due 2014

In December 2003 we issued $143.75 million aggregate principal amount of 4.75% Convertible Senior Notes due January 15, 2014. The convertible senior notes are convertible by holders into shares of our common stock at an initial conversion rate of 66.6667 shares of common stock per $1,000 principal amount of convertible senior notes (subject to adjustment for anti-dilution in certain events), which is equal to an initial conversion price of $15.00 per share, at any time prior to their stated maturity or redemption or repurchase by us.

At any time on or after January 15, 2011 but prior to January 15, 2013, we may redeem some or all of the convertible senior notes at a redemption price equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest, if any, if the price of our common stock exceeds 135% of the conversion price of the convertible senior notes then in effect for 20 trading days out of a period of 30 consecutive trading days. At any time on or after January 15, 2013, we may redeem some or all of the convertible senior notes at a redemption price equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest, if any. Holders have the right to require us to repurchase the convertible senior notes upon a specified change in control, at a repurchase price equal to 100% of the principal amount of the convertible senior notes plus accrued and unpaid interest, if any.

The convertible senior notes are our general unsecured obligations and rank equally in right of payment with all of our other senior debt, although they are not guaranteed by HCLP. The convertible senior notes are effectively subordinated to all existing and future liabilities of our subsidiaries. The fair value of the 2014 convertible senior notes is approximately $206.9 million at December 31, 2006.

4.75% Convertible Senior Notes due 2008

In March 2001, we issued $192 million aggregate principal amount of 4.75% Convertible Senior Notes due March 15, 2008. The convertible senior notes are convertible at the option of the holder into shares of our common stock at a conversion rate of 22.7596 shares of common stock per $1,000 principal amount of convertible senior notes, which is equivalent to a conversion price of approximately $43.94 per share. The conversion rate is subject to anti-dilution adjustment in certain events.

We have the right at any time to redeem some or all of the convertible senior notes. If we experience a specified change in control, a holder of the convertible senior notes may require us to repurchase, with cash or common stock, some or all of the convertible senior notes at a price equal to 100% of the principal amount plus accrued and unpaid interest to the repurchase date.

The convertible senior notes are our general unsecured obligations and rank equally in right of payment with all of our other senior debt, although they are not guaranteed by HCLP. The convertible senior notes are effectively subordinated to all existing and future liabilities of our subsidiaries. The fair value of the 2008 convertible senior notes is approximately $186.2 million at December 31, 2006.

Zero Coupon Subordinated Notes due March 31, 2007

On May 14, 2003, we entered into an agreement with Schlumberger to terminate our right to put our interest in the PIGAP II joint venture to Schlumberger. We had previously given notice of our intent to exercise the PIGAP put in January 2003. We also agreed with Schlumberger to restructure the $150 million subordinated note that Schlumberger received from Hanover in August 2001 as part of the purchase price for the acquisition of POC's natural gas compression business, ownership interest in certain joint venture projects in Latin America, and related assets. As a result, we retained our interest in PIGAP. As of March 31, 2003, the date from which the interest rate was adjusted, the $150 million subordinated note had an outstanding principal balance of approximately $171 million, including accrued interest. We restructured the $150 million subordinated note as our Zero Coupon Subordinated Notes due March 31, 2007, which notes were issued to Schlumberger in such transaction and were sold by Schlumberger in a registered public offering in December 2003. Original issue discount accreted under the zero coupon notes at a rate of 11.0% per annum for their remaining life, up to a total principal amount of approximately $263 million payable at maturity.

In March 2006, we redeemed the zero coupon notes using proceeds from our 7.5% senior notes due 2013 and borrowings under our bank credit facility. In connection with the redemption, we expensed $5.9 million related to the call premium. We paid approximately $242 million to redeem our 11% Zero Coupon Subordinated Notes, including the call premium.

expensed $7.3 million related to the call premium and $2.5 million related to unamortized debt issuance costs. The $7.3 million of costs related to the call premium have been classified as debt extinguishment costs and the $2.5 million related to unamortized debt issuance costs have been classified as depreciation and amortization expense on the accompanying Consolidated Statements of Operations.

During 2004, we paid off $115.0 million in indebtedness and minority interest obligations under our 2000B equipment lease notes. During February 2005, we repaid our 2000B compressor equipment lease obligations using our bank credit facility and therefore classified our 2000B equipment lease notes as long-term debt.

12. Leasing Transactions and Accounting Change for FIN 46

As of December 31, 2006, we are the lessee in two transactions involving the sale of compression equipment by us to special purpose entities, which in turn lease the equipment back to us. At the time we entered into the leases, these transactions had a number of advantages over other sources of capital then available to us. The sale leaseback transactions (1) enabled us to affordably extend the duration of our financing arrangements and (2) reduced our cost of capital.

In August 2001 and in connection with the acquisition of POC, we completed two sale leaseback transactions involving certain compression equipment. Under one sale leaseback transaction, we received $309.3 million in proceeds from the sale of certain compression equipment. Under the second sale leaseback transaction, we received $257.8 million in proceeds from the sale of additional compression equipment. Under the first transaction, the equipment was sold and leased back by us for a seven-year period and will continue to be deployed by us in the normal course of our business. The agreement originally called for semi-annual rental payments of approximately $12.8 million in addition to quarterly rental payments of approximately $0.2 million. Due to the partial redemption in September 2005, as discussed below, semi-annual rental payments are now approximately $5.7 million in addition to quarterly rental payments of approximately $0.1 million. Under the second transaction, the equipment was sold and leased back by us for a ten-year period and will continue to be deployed by us in the normal course of our business. The agreement calls for semi-annual rental payments of approximately $10.9 million in addition to quarterly rental payments of approximately $0.2 million. We have options to repurchase the equipment under certain conditions as defined by the lease agreements. We incurred transaction costs of approximately $18.6 million related to these transactions. These costs are included in intangible and other assets and are being amortized over the respective lease terms.

During September 2005, we redeemed $167.0 million in indebtedness and repaid $5.2 million in minority interest obligations under our 2001A compression equipment lease obligations using proceeds from the August 2005 public offering of our common stock. During February 2005, we repaid our 2000B compression equipment lease obligations using borrowings from our bank credit facility.

During 2004, we used cash flow from operations and proceeds from asset sales to exercise our purchase option and reduce our outstanding debt and minority interest obligations by $115.0 million under our 2000B compression equipment operating leases. In June 2004, we exercised our purchase options under the 2000A compression equipment operating leases. As of December 31, 2006, the remaining compression assets owned by the entities that lease equipment to us but are now included in property, plant and equipment in our consolidated financial statements had a net book value of approximately $340.2 million, including improvements made to these assets after the sale leaseback transactions.

The following table summarizes as of December 31, 2006 the residual value guarantee, lease termination date and minority interest obligations for equipment leases (in thousands):

Lease	Residual Value Guarantee	Lease Termination Date	Minority Interest Obligation
August 2001	$102,853	September 2008	$ 4,123
August 2001	175,000	September 2011	7,750
	$277,853		$11,873

The lease facilities contain certain financial covenants and limitations which restrict us with respect to, among other things, indebtedness, liens, leases and sale of assets. We are entitled under the compression equipment operating lease agreements to substitute equipment that we own for equipment owned by the special purpose entities, provided that the value of the equipment that we are substituting in is equal to or greater than the value of the equipment that is being substituted out. Each lease agreement limits the aggregate amount of replacement equipment that may be substituted to under each lease.

The minority interest obligations represent the equity of the entities that lease compression equipment to us. In accordance with the provisions of our compression equipment lease obligations, the equity certificate holders are entitled to quarterly or semi-annual yield payments on the aggregate outstanding equity certificates. As of December 31, 2006, the yield rates on the outstanding equity certificates ranged from 13.3% to 13.7%. Equity certificate holders may receive a return of capital payment upon lease termination or our purchase of the leased compression equipment after full payment of all debt obligations of the entities that lease compression equipment to us. At December 31, 2006, the carrying value of the minority interest obligations approximated the fair market value of assets that would be required to be transferred to redeem the minority interest obligations.

13. Income Taxes

The components of income (loss) from continuing operations before income taxes were as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
U.S.	$ 60,230	$(33,146)	$(69,475)
International	54,274	23,712	40,151
	$114,504	$ (9,434)	$(29,324)

HANOVER COMPRESSOR COMPANY

The provision for (benefit from) income taxes from continuing operations consisted of the following (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Current tax provision (benefit):			
Federal	$ 468	$ —	$ 168
State	1	8	(27)
International	26,657	8,402	12,999
Total current	27,126	8,410	13,140
Deferred tax provision (benefit):			
Federal	(9,135)	273	(4,380)
State	(1,158)	1,477	1,959
International	11,949	17,554	14,048
Total deferred	1,656	19,304	11,627
Total provision for income taxes	$28,782	$27,714	$24,767

The provision for income taxes for 2006, 2005 and 2004 resulted in effective tax rates on continuing operations of 25.1%, (293.8)%, and (84.5)%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Federal income tax at statutory rate	$ 40,076	$ (3,302)	$(10,263)
State income taxes, net of federal benefit	(752)	965	1,256
International effective rate/ U.S. rate differential (including international valuation allowances)	10,643	12,819	8,195
Resolution of certain tax positions	10	(4,254)	(2,783)
U.S. impact of international operations, net of federal benefit	13,480	13,201	14,877
U.S. valuation allowances	(36,217)	7,596	10,880
Other, net	1,542	689	2,605
	$ 28,782	$27,714	$ 24,767

Deferred tax assets (liabilities) are comprised of the following (in thousands):

	December 31,	
	2006	2005
Deferred tax assets:		
Net operating losses carryforward	$ 303,243	$ 322,906
Inventory	5,105	5,983
Alternative minimum tax credit carryforward	5,834	5,345
Accrued liabilities	8,597	5,253
Intangibles	4,140	7,727
Capital loss carryforward	3,126	11,611
Other	18,605	19,885
Gross deferred tax assets	348,650	378,710
Valuation allowance	(46,996)	(75,420)
	301,654	303,290
Deferred tax liabilities:		
Property, plant and equipment	(351,769)	(355,111)
Other	(4,338)	(4,901)
Gross deferred tax liabilities	(356,107)	(360,012)
	$ (54,453)	$ (56,722)

Presented in the accompanying financial statements as follows (in thousands):

	Year Ended December 31,	
	2006	2005
Current deferred income tax assets	$ 20,129	$ 13,842
Intangibles and other asset	7,085	7,999
Accrued liabilities	(5,145)	(2,448)
Deferred income tax liabilities	(76,522)	(76,115)
Net deferred tax liabilities	$(54,453)	$(56,722)

We had a U.S. net operating loss carryforward at December 31, 2006 of approximately $776.2 million which is subject to expiration from 2020 through 2025. At December 2006, we had a capital loss carryforward of approximately $8.9 million that will expire in future years through 2010. In addition we had an alternative minimum tax credit carryforward of approximately $5.8 million that does not expire. At December 31, 2006, we had approximately $90.2 million of net operating loss carryforwards in certain international jurisdictions, of which approximately $16.5 million have no expiration date, $47.3 million are subject to expiration from 2007 to 2011; and the remainder expires in future years through 2016.

The valuation allowance decreased by $28.4 million primarily due to a $36.2 million reduction due to the utilization of U.S. net operating and capital losses that previously had valuation allowances. This reduction was partially offset by valuation allowances primarily recorded against our net operating loss carryforwards in certain international jurisdictions. Due to our income from the results of U.S. operations in 2006 and our current expectations for income in 2007 and future years and in consideration of the timing of the reversal of deductions taken for tax in advance of book ("temporary differences"), during the fourth quarter of 2006 we reached the conclusion that it is more likely than not that our net deferred tax assets in the U.S. would be realized and reversed a $10.2 million valuation allowance that had been recorded in prior years. Previously, because of cumulative tax losses in the U.S., we were not able to reach the "more likely than not" criteria of SFAS 109 and had recorded a valuation allowance on our net U.S. deferred tax assets.

The remaining valuation allowance is to provide for $14.1 million in tax assets in the U.S. and $32.9 million in tax assets in international locations that are not likely to be realized. Upon the utilization of 2004 and 2005 net operating loss carryforwards in the U.S., approximately $6.3 million tax effect will be recorded to equity primarily related to stock options and restricted stock.

Realization of deferred tax assets associated with net operating loss carryforwards is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to their expiration. Management believes it is more likely than not that the remaining deferred tax asset, not subject to valuation allowance, will be realized through future taxable income on reversal of temporary differences.

We plan to reinvest the undistributed earnings of our international subsidiaries of approximately $268 million. Accordingly, U.S. deferred taxes have not been provided on these earnings. Calculating the tax effect of distributing these amounts is not practicable at this time.

Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended ("IRC"), the annual utilization of our net operating loss carryforward may be limited if there is a 50 percentage point change in ownership of Hanover within a three-year period by certain stockholders owning 5% or more of our stock. We do not believe that a 50 percentage point change in ownership has occurred during the three year period ended December 31, 2006. It is possible that subsequent transactions involving our capital stock could result in such a limitation.

14. Accounting for Derivatives

We use derivative financial instruments from time to time to minimize the risks and/or costs associated with financial activities by managing our exposure to interest rate fluctuations on a portion of our debt and leasing obligations. Our primary objective is to reduce our overall cost of borrowing by managing the fixed and floating interest rate mix of our debt portfolio. We do not use derivative financial instruments for trading or other speculative purposes. The cash flow from hedges is classified in our consolidated statements of cash flows under the same category as the cash flows from the underlying assets, liabilities or anticipated transactions.

For derivative instruments designated as fair value hedges, the gain or loss is recognized in earnings in the period of change together with the gain or loss on the hedged item attributable to the risk being hedged. For derivative instruments designated as cash flow hedges, the effective portion of the derivative gain or loss is included in other comprehensive income, but not reflected in our consolidated statements of operations until the corresponding hedged transaction is settled. The ineffective portion is reported in earnings immediately.

In March 2004, we entered into two interest rate swaps, which we designated as fair value hedges, to hedge the risk of changes in fair value of our 8.625% Senior Notes due 2010 resulting from changes in interest rates. These interest rate swaps, under which we receive fixed payments and make floating payments, result in the conversion of the hedged obligation into floating rate debt. The following table summarizes, by individual hedge instrument, these interest rate swaps as of December 31, 2006 (dollars in thousands):

Floating Rate to be Paid	Maturity Date	Fixed Rate to be Received	Notional Amount	Fair Value of Swap at December 31, 2006
Six Month LIBOR +4.72%	December 15, 2010	8.625%	$100,000	$(4,495)
Six Month LIBOR +4.64%	December 15, 2010	8.625%	$100,000	$(4,237)

As of December 31, 2006, a total of approximately $2.3 million in accrued liabilities, $6.4 million in long-term liabilities and an $8.7 million reduction of long-term debt was recorded with respect to the fair value adjustment related to these two swaps. We estimate the effective floating rate, that is determined in arrears pursuant to the terms of the swap, to be paid at the time of settlement. As of December 31, 2006 we estimated that the effective rate for the six-month period ending in June 2007 would be approximately 9.8%.

During 2001, we entered into interest rate swaps to convert variable lease payments under certain lease arrangements to fixed payments as follows (dollars in thousands):

Lease	Maturity Date	Fixed Rate to be Paid	Notional Amount	Fair Value of Swap at December 31, 2006
March 2000	March 11, 2005	5.2550%	$100,000	$—
August 2000	March 11, 2005	5.2725%	$100,000	$—

These two swaps, which we designated as cash flow hedging instruments, met the specific hedge criteria and any changes in their fair values were recognized in other comprehensive income. During the years ended December 31, 2006, 2005 and 2004, we recorded other comprehensive income of approximately $0.0 million, $0.6 million and $9.2 million, respectively, related to these swaps ($0.0 million, $0.6 million and $9.2 million, respectively, net of tax).

On June 1, 2004, we repaid the outstanding indebtedness and minority interest obligations of $193.6 million and $6.4 million, respectively, under our 2000A equipment lease. As a result, the two interest rate swaps maturing on March 11, 2005, each having a notional amount of $100 million, associated with the 2000A equipment lease no longer met specific hedge criteria and the unrealized loss related to the mark-to-market adjustment prior to June 1, 2004 of $5.3 million was amortized into interest expense over the remaining life of the swap. In addition, beginning June 1, 2004, changes in the mark-to-market adjustment were recognized as interest expense in the statement of operations. During the year ended December 31, 2005 we recorded approximately $1.5 million in interest expense related to the mark-to-market adjustment of these swaps.

During 2004, we repaid approximately $115.0 million of debt and minority interest obligations related to our October 2000 compressor equipment lease. Because we are no longer able to forecast the remaining variable payments under this lease, the interest rate swap could no longer be designated as a hedge. Because of these factors, in the fourth quarter 2004 we reclassed the $2.8 million fair value that had been recorded in other comprehensive income into interest expense. During December 2004, we terminated this interest rate swap and made a payment of approximately $2.6 million to the counterparty.

During 2003, we entered into forward exchange contracts with a notional value of $10.0 million to mitigate the risk of changes in exchange rates between the Euro and the U.S. dollar. These contracts matured during 2004.

The counterparties to our interest rate swap agreements are major international financial institutions. We monitor the credit quality of these financial institutions and do not expect non-performance by any counterparty, although such non-performance could have a material adverse effect on us.

15. Common Stockholders' Equity

On August 15, 2005, the Company completed a public offering of 13,154,385 shares of common stock that resulted in approximately $179.1 million of net proceeds for Hanover. Of the 13,154,385 shares of common stock sold by Hanover, 1,715,789 shares of common stock were sold pursuant to the underwriters' over-allotment option.

Other

In March 2004, we issued and delivered to the escrow agent for the settlement fund 2.5 million shares of Hanover common stock, as required by the settlement. The settlement fund shares were distributed in August 2005.

As of December 31, 2004, warrants to purchase approximately 4,000 shares of common stock at $.005 per share were outstanding. Warrants were exercised for approximately 2,100 shares in 2005 and the remaining warrants to purchase shares expired in August 2005.

16. Stock Options and Stock-Based Compensation

Incentive Plans

Hanover has employee stock incentive plans that provide for the granting of restricted stock and options to purchase common shares. During the second quarter of 2006, stockholders approved the Hanover Compressor Company 2006 Stock Incentive Plan (the "Plan"). Upon adoption of the new Plan, our Board of Directors determined to terminate the authority to make future grants under all previously existing equity compensation plans. At December 31, 2006, approximately 4.9 million shares were available for grant in future periods under the Plan. The stock incentive plans provide for various long-term incentive awards, which include stock options, performance shares and restricted stock awards.

In July 2006, the Board of Directors approved grants of awards under the 2006 Long-term Incentive Awards Program to certain employees, including our executive officers, as part of an incentive compensation program. The grants included, in the aggregate, approximately 0.5 million shares of restricted stock or stock-settled restricted stock units, 0.3 million shares (at target) of performance vested restricted stock or stock-settled restricted stock units, and cash awards that vest over a period of three years of approximately $1.3 million. A description of long-term stock-based incentive awards and related activity within each is provided below.

Stock Options

Prior to the adoption of SFAS 123(R), and in accordance with APB No. 25, no stock-based compensation cost was reflected in net income for grants of stock options to employees because we granted stock options with an exercise price equal to the fair market value of the stock on the date of grant. Options granted typically vest over a three to four year period and are exercisable over a ten-year period. For footnote disclosures under SFAS No. 123, the fair value of each option award was estimated on the date of grant using a Black-Scholes option valuation model. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards.

No stock options have been granted after January 1, 2006 following the adoption of SFAS 123(R). For future stock option grants, we currently plan to use the Black-Scholes valuation model to calculate the fair value of each stock option award and we will follow the provisions of SFAS 123(R). The Company will use historical data and other pertinent information to estimate the expected volatility for the term of new options and the outstanding period of the option. The risk free interest rate will be based on the U.S. Treasury yield curve in effect at the time of grant.

Upon the adoption of SFAS 123(R), unvested options granted prior to the date of adoption are being amortized to expense ratably over the remaining vesting period. For options granted after the date of adoption, the fair value will be amortized to expense ratably over the vesting period.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of stock option activity for the years ended December 31, 2006, 2005 and 2004 (in thousands, except per share data and years):

	Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2003	5,932	$ 9.07		
Granted(1)	77	$11.47		
Exercised	(1,140)	$ 8.38		
Forfeited	(625)	$13.19		
Outstanding at December 31, 2004	4,244	$ 8.67		
Granted(1)	478	$11.98		
Exercised	(1,562)	$ 3.19		
Forfeited	(139)	$14.44		
Outstanding at December 31, 2005	3,021	$11.77		
Granted	—	$ —		
Exercised	(539)	$10.53		
Forfeited	(121)	$12.39		
Outstanding at December 31, 2006	2,361	$12.01	4.7	$16,442
Exercisable at December 31, 2006	1,971	$12.05	4.0	$13,687

(1) Option price equal to fair market value on date of grant.

The following table summarizes significant ranges of stock options outstanding and exercisable as of December 31, 2006 (in thousands, except per share data and years):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$7.51-10.00	842	2.0	$ 9.76	840	$ 9.76
$10.01-12.50	901	6.9	11.74	519	11.69
$12.51-15.00	491	5.0	14.44	485	14.46
$15.01-17.50	75	5.2	17.25	75	17.25
$17.51-20.00	21	5.1	18.95	21	18.95
$25.00	31	4.8	25.00	31	25.00
	2,361			1,971	

The weighted-average fair value of options at date of grant was $5.08, and $5.56 per option during 2005 and 2004, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The fair value

On July 8, 2005, we entered into Amendment No. 2 to the Purchase Agreement dated June 28, 2001 by and among Hanover, HCLP, and Schlumberger Technology Corporation ("STC"), for itself and as successor in interest to Camco International Inc., Schlumberger Surenco S.A. ("Surenco"), and Schlumberger Oilfield Holdings Ltd. ("SOHL"). SOHL, STC and Surenco collectively are referred to as "Schlumberger Companies". Schlumberger Limited (Schlumberger Limited and the Schlumberger Companies, collectively are referred to as "Schlumberger") owns, directly or indirectly, all of the equity of the Schlumberger Companies. Pursuant to Amendment No. 2, Schlumberger agreed to eliminate its right to designate a Director to serve on our Board of Directors in order for Schlumberger to position itself to have maximum flexibility in terms of its ownership of its shares of our common stock. Schlumberger previously had the right under the POC purchase agreement, so long as Schlumberger owns at least 5% of the Common Stock and subject to certain restrictions, to nominate one representative to sit on our Board of Directors. Schlumberger currently has no representative who sits on the Company's board of directors. As of December 31, 2005, Schlumberger sold all of their Hanover common stock and is no longer considered a related party.

Hanover made purchases of equipment and services of approximately $0.5 million from Schlumberger during both the years ended December 31, 2005 and 2004.

In connection with the POC Acquisition, Hanover issued a $150.0 million subordinated acquisition note to Schlumberger, which was scheduled to mature on December 15, 2005. The terms of this note were renegotiated in May, 2003 and subsequently redeemed in March 2006. (See Note 11.)

Other Related Party Transactions

In connection with the restatements announced by Hanover in 2002, certain present and former officers and directors were named as defendants in putative stockholder class actions, stockholder derivative actions and were involved with the investigation that was conducted by the Staff of the SEC. Pursuant to the indemnification provisions of our certificate of incorporation and bylaws, we paid legal fees on behalf of certain employees, officers and directors involved in these proceedings. In connection with these proceedings, we advanced, on behalf of indemnified officers and directors $0.1 million during 2004.

Ted Collins, Jr., a Director of the Company, owns 100% of Azalea Partners, which owns approximately 15% of ETG. In 2006, 2005 and 2004, we recorded sales of approximately $46.9 million, $25.5 million and $7.7 million, respectively, related to equipment leases and sales to ETG. As of December 31, 2006 and 2005, we had receivable balances due from ETG of $4.5 million and $1.1 million, respectively. In addition, Hanover and ETG are co-owners of a power generation facility in Venezuela. Under the agreement of co-ownership each party is responsible for its obligations as a co-owner. In addition, Hanover is the designated manager of the facility. As manager, Hanover received revenues related to the facility and distributed to ETG its net share of the operating cash flow of $0.7 million, $0.5 million, and $0.8 million during 2006, 2005 and 2004, respectively.

Mr. Collins is a passive investor in ETG through his ownership of Azalea Partners; he does not serve as an officer, director, or employee of ETG. While Mr. Collins' relationship with ETG and the Company does not expressly exclude him from being an independent director under the rules of the New York Stock Exchange and the Securities and Exchange Commission, on July 7, 2005, the Governance Committee of the Board of Directors reevaluated Mr. Collins' independence in light of recent transactions entered into between the Company and ETG to broadly consider whether such additional transactions might be considered a material relationship between Mr. Collins and the Company. The Governance Committee considered the recent increased commercial activity between the Company and ETG, and the potential impact of these transactions on ETG's revenue. In reviewing the overall relationship, the Governance Committee determined that Mr. Collins should no longer be classified as an independent director. Mr. Collins was therefore removed from the Governance Committee. Such action was ratified by the Board of Directors on July 8, 2005, and was reported to the New York Stock Exchange as required.

Jon Brumley, a Director of the Company, is the Chairman of the Board of Encore Acquisition Company ("Encore"). During the year ended December 31, 2006, Hanover recorded revenue from sales to Encore of approximately $3.5 million. As of December 31, 2006 we had receivables from Encore of approximately $0.2 million. Hanover recorded no revenue from sales to Encore for the years ended December 31, 2005 and 2004, respectively.

19. Commitments and Contingencies

Cawthorne Channel Project

We are involved in a project called the Cawthorne Channel Project in Nigeria, a project in which Global Gas and Refining Ltd., a Nigerian entity ("Global") has contracted with an affiliate of Royal Dutch Shell plc ("Shell") to process gas from some of Shell's Nigerian oil and gas fields. Pursuant to a contract between us and Global, we rent and operate barge-mounted gas compression and gas processing facilities stationed in a Nigerian coastal waterway. We completed the building of the required barge-mounted facilities and our portion of the project was declared commercial by Global in November 2005. The contract runs for a ten-year period which commenced when the project was declared commercial, subject to a purchase option, by Global, that is exercisable for the remainder of the term of the contract. Under the terms of a series of contracts between Global and Hanover, Shell, and several other counterparties, respectively, Global is primarily responsible for the overall project.

During 2006, violence and local unrest significantly increased in Nigeria. As a result of these events, Global declared Force Majeure with respect to the Cawthorne Channel Project in February of 2006. Global's actions followed a declaration of Force Majeure by Shell under its contract with Global. We notified Global that pursuant to the contract we disputed their declaration of Force Majeure and that we believe local conditions did not relieve Global's obligations to make monthly rental payments or monthly operations and maintenance fee payments to us under our contract with Global. The Cawthorne Channel Project was brought back on-line in April 2006 and operated through early June 2006.

In early June and periodically throughout the remainder of 2006, the area experienced unrest and violence and gas delivery from Shell to the Cawthorne Channel Project was stopped in June 2006. The Cawthorne Channel Project did not receive any gas from Shell during the last six months of 2006 and Shell has not completed repairs on its gathering system. As a result, the Cawthorne Channel Project has not operated since early June 2006.

During the year ended December 31, 2006, we recognized $7.4 million of revenues related to the Cawthorne Channel Project and we have received approximately $2.6 million in payments during 2006. An additional $1.3 million was collected in January 2007. Even though we believe we are entitled to rents from Global, irrespective of whether Shell has declared Force Majeure, and have accordingly invoiced Global for rents, collectibility is not reasonably assured due to uncertainty regarding when the Cawthorne Channel Project's operations will restart and Global's dependence on gas production by the Cawthorne Channel Project to pay its rents to us. Therefore, we billed but did not recognize revenue in the amount of $8.4 million related to the Cawthorne Channel Project during the last six months of 2006. Once the Cawthorne Channel Project goes back on-line, we will determine whether or not and how much revenue to recognize for the period it is on-line. Based on current long-term expectations of future run-time, we believe we will recover all of our receivables and our full investment in the Cawthorne Channel Project over the term of the contract.

However, if Shell does not provide gas to the project or if Shell were to terminate its contract with Global for any reason or if we were to terminate our involvement in the Cawthorne Channel Project, we would be required to find an alternative use for the barge facility which could potentially result in an impairment and write-down of our investment and receivables related to this project and could have a material impact on our consolidated financial position or results of operation. Additionally, due to the environment in Nigeria, these Orders and Final Judgments may be appealed expired on March 10, 2004 without any appeal being lodged. The settlement has therefore become final and has been implemented according to its terms. In March 2004, we issued and delivered to the escrow agent for the settlement fund 2.5 million shares of Hanover common stock, as required by the settlement. The settlement fund shares were distributed in August 2005.

21. New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for interim periods beginning after June 15, 2004. On November 7, 2003, the FASB issued Staff Position 150-3 that delayed the effective date for certain types of financial instruments. We do not believe the adoption of the guidance currently provided in SFAS 150 will have a material effect on our consolidated results of operations or cash flow. However, we may be required to classify as debt approximately $12.0 million in sale leaseback obligations that, as of December 31, 2006, were reported as "Minority interest" on our consolidated balance sheet pursuant to FIN 46.

These minority interest obligations represent the equity of the entities that lease compression equipment to us. In accordance with the provisions of our compression equipment lease obligations, the equity certificate holders are entitled to quarterly or semi-annual yield payments on the aggregate outstanding equity certificates. As of December 31, 2006, the yield rates on the outstanding equity certificates ranged from 13.3% to 13.7%. Equity certificate holders may receive a return of capital payment upon termination of the lease or our purchase of the leased compression equipment after full payment of all debt obligations of the entities that lease compression equipment to us. At December 31, 2006, the carrying value of the minority interest obligations approximated the fair market value of assets that would be required to be transferred to redeem the minority interest obligations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This standard provides clarification that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as current-period charges. Additionally, this standard requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard did not have a material effect on our consolidated results of operations, cash flows or financial position.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123(R)"). This standard addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and generally would require instead that such transactions be accounted for using a fair-value-based method. SFAS 123(R) is effective as of the first interim or annual reporting period that begins after June 15, 2005. However, on April 14, 2005, the Securities and Exchange Commission announced that the effective date of SFAS 123(R) would be changed to the first annual reporting period that begins after June 15, 2005. The adoption of SFAS 123(R) did not have a significant effect on our financial position or cash flows, but did impact our results of operations. See Note 16 for a discussion of the impact of the adoption of SFAS 123(R).

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on our consolidated results of operations, cash flows or financial position.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 requires retrospective application for reporting a change in accounting principle in the absence of explicit transition requirements specific to newly adopted accounting principles, unless impracticable. Corrections of errors will continue to be reported under SFAS 154 by restating prior periods as of the beginning of the first period presented. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our consolidated results of operations, cash flows or financial position.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of FASB No. 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We are currently evaluating the provisions of SFAS 155 and do not believe that our adoption will have a material impact on our consolidated results of operations, cash flows or financial position.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation is effective for fiscal years beginning after December 15, 2006. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Differences between the amounts recognized in balance sheet prior to adoption of FIN 48 and the amounts reported after adoption are to be accounted for as an adjustment to the beginning balance of retained earnings (accumulated deficit). We are currently evaluating the provisions of FIN 48 and currently believe the adoption will result in a reduction to stockholders' equity of an amount between $1.5 million and $6.0 million.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides a single definition of fair value, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the provisions of SFAS 157.

(3) International operations include approximately $113.2 million, $109.9 million and $121.2 million of revenues and $190.5 million, $192.9 million and $197.6 million of property, plant and equipment, net, for 2006, 2005 and 2004, respectively, related to operations in Venezuela.

23. Impact of Hurricanes

Hurricanes Katrina and Rita caused operational disruptions, including the shutdown of our Gulf Coast facilities for a few days, that negatively impacted our financial performance in the third quarter of 2005. During the year ended December 31, 2005, we recorded $0.2 million in depreciation expense and $0.6 million of U.S. Rentals repair expense to record the insurance deductibles related to our estimate of the damage done to units impacted by Hurricanes Katrina and Rita.

We have notified our insurance underwriters of our potential losses and have begun filing our claim for damages caused by Hurricanes Katrina and Rita, and we have been working with an adjuster for both hurricanes. We are continuing to evaluate and document the damage caused by these two hurricanes. We have expensed our insurance deductibles and we do not believe the remaining impact from repair or replacement of the affected units will be material to our consolidated results of operations, cash flows or financial position.

24. Subsequent Events

On February 5, 2007, we entered into an Agreement and Plan Merger ("Merger Agreement") with Universal Compression Holdings, Inc., a Delaware corporation ("Universal"), Iliad Holdings, Inc., a Delaware corporation ("Iliad"), Hector Sub, Inc., a Delaware corporation ("Hanover Merger Sub"), and Ulysses Sub, Inc., a Delaware corporation ("Universal Merger Sub"). Iliad is a newly formed, wholly owned direct subsidiary of Universal, and Hanover Merger Sub and Universal Merger Sub are direct wholly owned subsidiaries of Iliad.

The Merger Agreement provides that Universal Merger Sub will merge with and into Universal (the "Universal Merger") and Hanover Merger Sub will merge with and into us (the "Hanover Merger" and, together with the Universal Merger, the "Mergers"). As a result of the Mergers, the holders of Universal common stock will have the right to receive one share of Iliad common stock in exchange for each Universal share, and the holders of our common stock will have the right to receive 0.325 shares of Iliad common stock in exchange for each share of our common stock held by such holder. Universal and Hanover will continue as wholly owned subsidiaries of Iliad.

All outstanding equity awards at the effective time of the Mergers will be assumed by Iliad and converted into awards to receive shares of Iliad common stock. Each outstanding right or option to acquire one share of our common stock outstanding immediately prior to the Hanover Merger will be converted into an option to acquire 0.325 shares of Iliad common stock at an adjusted exercise price. Each outstanding right or option to acquire one share of Universal common stock outstanding immediately prior to the Universal Merger will be converted into an option to acquire one share of Iliad common stock at the same exercise price. Universal's and our equity incentive plans will be assumed by Iliad.

Consummation of the Mergers is subject to customary conditions, including, among others, (1) approval of the stockholders of each of Hanover and Universal, (2) the receipt of required regulatory approvals, (3) the receipt of consents under the parties' respective bank credit facilities and the arrangement of financings to provide sufficient funds to repay or repurchase any indebtedness required to be repaid upon consummation of the Mergers and (4) the absence of any material adverse effect with respect to Hanover's and Universal's business, as applicable.

The Merger Agreement contains certain termination rights for us and Universal. Upon termination of the Merger Agreement under certain specified circumstances, one party would be required to pay the other party a termination fee of up to $70 million.

In connection with the approval of the Merger Agreement, on February 3, 2007, our Board of Directors approved an amendment to our 2006 Stock Incentive Plan (the "Stock Incentive Plan Amendment") to allow us to make awards under the 2006 Stock Incentive Plan after the Stock Incentive Plan Amendment that will not automatically accelerate vesting upon the consummation of the Mergers.

In December 2006 and February 2007, we announced irrevocable calls for redemption in the first quarter of 2007 of a portion of our 7.25% Convertible Junior Subordinated Notes due 2029. All of the Jr. TIDES Notes are owned by Hanover Compressor Capital Trust, a Delaware business trust and the Trust is required to use the proceeds to redeem its 7.25% Convertible Preferred Securities and its 7.25% Convertible Common Securities. Hanover owns all of the TIDES Common Securities. Of the $49 million of TIDES Preferred Securities called in the aggregate, $1.4 million was converted in December 2006 into 0.1 million shares of our common stock and the remainder has been or will be converted or redeemed in the first quarter of 2007.

25. Guarantor Subsidiary

The Company's obligations under its 8.625% Senior Notes due 2010, 9% Senior Notes due 2014 and 7.5% Senior Notes due 2013 are jointly and severally, fully and unconditionally guaranteed by HCLP. As a result of these guarantee arrangements, the Company is required to present the following condensed consolidating financial information pursuant to Rule 3-10 of Regulation S-X. These schedules are presented using the equity method of accounting for all periods presented. Under this method, investments in subsidiaries are recorded at cost and adjusted for the Company's share in the subsidiaries' cumulative results of operations, capital contributions and distributions and other changes in equity. Elimination entries relate primarily to the elimination of investments in subsidiaries and associated intercompany balances and transactions.

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Operations

Year Ended December 31, 2006

	Parent	Guarantor Subsidiary	Other Subsidiaries	Eliminations	Consolidation
			(In thousands)		
Revenues	$ —	$1,053,020	$552,212	$ —	$1,605,232
Equity in income of non-consolidating affiliates	—	—	19,430	—	19,430
Gain on sale of business and other income	—	31,012	14,989	—	46,001
Revenues and other income	—	1,084,032	586,631	—	1,670,663
Costs and expenses	932	889,917	544,515	—	1,435,364
Other (income) expense:					
Interest expense, net	75,510	7,290	35,206	—	118,006
Debt extinguishment costs	—	5,902	—	—	5,902
Intercompany charges, net	(59,981)	109,032	(49,051)	—	—
Equity in (income) loss of affiliates	(69,426)	(32,895)	(69,426)	171,747	—
Other, net	—	(168)	(2,945)	—	(3,113)
Income (loss) from continuing operations before income taxes	52,965	104,954	128,332	(171,747)	114,504
Provision for (benefit from) income taxes	(33,558)	35,745	26,595	—	28,782
Income (loss) from continuing operations	86,523	69,209	101,737	(171,747)	85,722
Income (loss) from discontinued operations	—	(153)	584	—	431
Cumulative effect of accounting change	—	370	—	—	370
Net income (loss)	$ 86,523	$ 69,426	$102,321	$(171,747)	$ 86,523

Condensed Consolidating Statement of Operations

Year Ended December 31, 2005

	Parent	Guarantor Subsidiary	Other Subsidiaries	Eliminations	Consolidation
			(In thousands)		
Revenues	$ —	$850,299	$499,273	$ —	$1,349,572
Equity in income of non-consolidating affiliates	—	—	21,466	—	21,466
Gain on sale of business and other income	—	1,651	2,900	—	4,551
Revenues and other income	—	851,950	523,639	—	1,375,589
Costs and expenses	932	742,805	488,625	—	1,232,362
Other (income) expense:					
Interest expense, net	81,689	9,529	45,709	—	136,927
Debt extinguishment costs	—	7,318	—	—	7,318
Intercompany charges, net	(66,156)	127,182	(61,026)	—	—
Equity in (income) loss of affiliates	25,005	(18,063)	25,005	(31,947)	—
Other, net	—	205	8,211	—	8,416
Income (loss) from continuing operations before income taxes	(41,470)	(17,026)	17,115	31,947	(9,434)
Provision for (benefit from) income taxes	(3,453)	8,316	22,851	—	27,714
Income (loss) from continuing operations	(38,017)	(25,342)	(5,736)	31,947	(37,148)
Income (loss) from discontinued operations	—	337	(1,206)	—	(869)
Net income (loss)	$(38,017)	$(25,005)	$ (6,942)	$ 31,947	$ (38,017)

Condensed Consolidating Statement of Operations
Year Ended December 31, 2004

	Parent	Guarantor Subsidiary	Other Subsidiaries	Eliminations	Consolidation
			(In thousands)		
Revenues	$ —	$753,038	$412,364	$ —	$1,165,402
Equity in income of non-consolidating affiliates	—	(666)	20,446	—	19,780
Gain on sale of business and other income	—	2,165	1,248	—	3,413
Revenues and other income	—	754,537	434,058	—	1,188,595
Costs and expenses	932	688,535	390,452	—	1,079,919
Other (income) expense:					
Interest expense, net	69,168	27,687	50,123	—	146,978
Intercompany charges, net	(53,195)	102,031	(48,836)	—	—
Equity in (income) loss of affiliates	35,413	(25,802)	35,413	(45,024)	—
Other, net	(4,163)	(530)	(4,285)	—	(8,978)
Income (loss) from continuing operations before income taxes	(48,155)	(37,384)	11,191	45,024	(29,324)
Provision for (benefit from) income taxes	(4,149)	(1,486)	30,402	—	24,767
Income (loss) from continuing operations	(44,006)	(35,898)	(19,211)	45,024	(54,091)
Income from discontinued operations	—	485	9,600	—	10,085
Net income (loss)	$(44,006)	$(35,413)	$ (9,611)	$ 45,024	$ (44,006)

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2006

	Parent	Guarantor Subsidiary	Other Subsidiaries	Eliminations	Consolidation
			(In thousands)		
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ (15,409)	$ 111,632	$ 113,312	$—	$ 209,535
Net cash used in discontinued operations	—	(446)	—	—	(446)
Net cash provided by (used in) operating activities	(15,409)	111,186	113,312	—	209,089
Cash flows from investing activities:					
Capital expenditures	—	(130,656)	(115,927)	—	(246,583)
Proceeds from sale of property, plant and equipment	—	15,160	11,130	—	26,290
Proceeds from sale of business	—	51,500	625	—	52,125
Net cash used in investing activities	—	(63,996)	(104,172)	—	(168,168)
Cash flows from financing activities:					
Borrowings (repayments) on revolving credit facilities, net	—	(28,000)	—	—	(28,000)
Proceeds from the issuance of senior notes	150,000	—	—	—	150,000
Payments for debt issue costs	—	(3,832)	—	—	(3,832)
Proceeds from warrant conversions and stock options exercised	5,675	—	—	—	5,675
Repayment of zero coupon subordinated notes principal	(150,000)	—	—	—	(150,000)
Stock-based compensation excess tax benefit	—	1,516	—	—	1,516
Capital contribution (distribution), net	9,734	(9,734)	—	—	—
Borrowings (repayments) between subsidiaries, net	—	(11,557)	11,557	—	—
Borrowings (repayments) on other debt, net	—	7,046	(539)	—	6,507
Net cash provided by (used in) financing activities	15,409	(44,561)	11,018	—	(18,134)
Effect of exchange rate changes on in cash and cash equivalents	—	—	2,266	—	2,266
Net increase in cash and cash equivalents	—	2,629	22,424	—	25,053
Cash and cash equivalents at beginning of year	—	10,724	37,509	—	48,233
Cash and cash equivalents at end of year	$ —	$ 13,353	$ 59,933	$—	$ 73,286

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2005

	Parent	Guarantor Subsidiary	Other Subsidiaries	Eliminations	Consolidation
			(In thousands)		
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ (15,643)	$ 144,908	$ (6,395)	$ —	$ 122,870
Net cash used in discontinued operations	—	(383)	—	—	(383)
Net cash provided by (used in) operating activities	(15,643)	144,525	(6,395)	—	122,487
Cash flows from investing activities:					
Capital expenditures	—	(229,390)	(97,933)	172,177	(155,146)
Proceeds from sale of property, plant and equipment	—	44,070	179,208	(172,177)	51,101
Proceeds from sale of business	—	2,724	—	—	2,724
Cash used for business acquisitions, net	—	—	(3,426)	—	(3,426)
Cash used to acquire investments in and advances to non-consolidated affiliates	—	—	(500)	—	(500)
Net cash provided by (used in) continuing operations	—	(182,596)	77,349	—	(105,247)
Net cash provided by discontinued operations	—	1,220	—	—	1,220
Net cash provided by (used in) investing activities	—	(181,376)	77,349	—	(104,027)
Cash flows from financing activities:					
Borrowings (repayments) on revolving credit facilities, net	—	41,000	—	—	41,000
Borrowings (repayments) between subsidiaries, net	—	(163,908)	163,908	—	—
Payments for debt issue costs	—	(2,592)	—	—	(2,592)
Proceeds from warrant conversions and stock options exercised	4,990	—	—	—	4,990
Capital contribution (distribution), net	(168,447)	168,447	—	—	—
Proceeds from equity offering, net of issuance costs	179,100	—	—	—	179,100
Payments on compression equipment lease obligations	—	—	(229,766)	—	(229,766)
Borrowings (repayments) on other debt, net	—	1,404	(1,026)	—	378
Net cash provided by (used in) financing activities	15,643	44,351	(66,884)	—	(6,890)
Effect of exchange rate changes on in cash and cash equivalents	—	—	(1,413)	—	(1,413)
Net increase in cash and cash equivalents	—	7,500	2,657	—	10,157
Cash and cash equivalents at beginning of year	—	3,224	34,852	—	38,076
Cash and cash equivalents at end of year	$ —	$ 10,724	$ 37,509	$ —	$ 48,233

HANOVER COMPRESSOR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statement of Cash Flows
Year Ended December 31, 2004

	Parent	Guarantor Subsidiary	Other Subsidiaries	Eliminations	Consolidation
			(In thousands)		
Cash flows from operating activities:					
Net cash provided by (used in) continuing operations	$ (18,090)	$ 100,308	$ 41,504	$—	$ 123,722
Net cash provided by discontinued operations	—	8,115	—	—	8,115
Net cash provided by (used in) operating activities	(18,090)	108,423	41,504	—	131,837
Cash flows from investing activities:					
Capital expenditures	—	(33,216)	(57,280)	—	(90,496)
Proceeds from sale of property, plant and equipment	—	19,093	5,172	—	24,265
Proceeds from sale of non-consolidated affiliates	—	4,663	—	—	4,663
Cash used to acquire investments in and advances to non-consolidated affiliates	—	(250)	—	—	(250)
Net cash used in continuing operations	—	(9,710)	(52,108)	—	(61,818)
Net cash provided by discontinued operations	—	13,314	59,633	—	72,947
Net cash provided by investing activities	—	3,604	7,525	—	11,129
Cash flows from financing activities:					
Borrowings (repayments) on revolving credit facilities, net	—	(20,000)	—	—	(20,000)
Borrowings (repayments) between subsidiaries, net	—	15,938	(15,938)	—	—
Payments for debt issue costs	—	(253)	—	—	(253)
Proceeds from warrant conversions and stock options exercised	9,549	—	—	—	9,549
Issuance of senior notes, net	194,125	—	—	—	194,125
Capital contribution (distribution), net	(185,584)	185,584	—	—	—
Payments on compression equipment lease obligations	—	(315,000)	—	—	(315,000)
Repayments on other debt	—	(3,358)	(27,413)	—	(30,771)
Net cash provided by (used in) financing activities	18,090	(137,089)	(43,351)	—	(162,350)
Effect of exchange rate changes on in cash and cash equivalents	—	—	841	—	841
Net increase (decrease) in cash and cash equivalents	—	(25,062)	6,519	—	(18,543)
Cash and cash equivalents at beginning of year	—	28,286	28,333	—	56,619
Cash and cash equivalents at end of year	$ —	$ 3,224	$ 34,852	$—	$ 38,076

HANOVER COMPRESSOR COMPANY

SELECTED QUARTERLY UNAUDITED FINANCIAL DATA

The table below sets forth selected unaudited quarterly financial information for 2006 and 2005:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share amounts)			
2006(1):				
Revenues from external customers	$336,730	$390,111	$415,804	$462,587
Gross profit	120,589	136,945	140,779	157,218
Income before cumulative effect of accounting changes	22,049	21,704	12,279	30,121
Net income	22,419	21,704	12,279	30,121
Income per common share and income per common share before cumulative effect of accounting changes:				
Basic	$ 0.22	$ 0.21	$ 0.12	$ 0.30
Diluted	$ 0.22	$ 0.21	$ 0.12	$ 0.28
2005(2):				
Revenues from external customers	$296,601	$339,132	$362,048	$351,791
Gross profit	111,221	123,773	123,832	123,263
Net loss	(12,464)	(6,416)	(14,938)	(4,199)
Loss per common share:				
Basic	$ (0.15)	$ (0.07)	$ (0.16)	$ (0.04)
Diluted	$ (0.15)	$ (0.07)	$ (0.16)	$ (0.04)

(1) In the first quarter of 2006, we recorded a $5.9 million charge for debt extinguishment costs and a $28.4 million pre-tax gain on the sale of our U.S. amine treating business. In the second quarter of 2006, we recorded an $8.0 million pre-tax gain on the sale of our fabrication facilities in Canada. In the fourth quarter of 2006, we recorded a benefit for the reversal of $10.2 million of the valuation allowance on our net deferred tax assets in the U.S.

(2) During the third quarter of 2005, we recorded a $7.3 million charge for debt extinguishment costs and a $2.5 million write-off of deferred financing costs.

SCHEDULE II

HANOVER COMPRESSOR COMPANY
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
		(In thousands)		
Allowance for doubtful accounts deducted from accounts receivable in the balance sheet				
2006	$ 4,751	$ 2,465	$ 2,278(1)	$ 4,938
2005	7,573	1,955	4,777(1)	4,751
2004	5,460	2,658	545(1)	7,573
Allowance for obsolete and slow moving inventory deducted from inventories in the balance sheet				
2006	$11,797	$ 2,293	$ 2,178(2)	$11,912
2005	11,699	148	50(2)	11,797
2004	12,729	1,062	2,092(2)	11,699
Allowance for deferred tax assets not expected to be realized				
2006	$75,420	$13,061	$41,485(3)	$46,996
2005	65,441	13,015	3,036(3)	75,420
2004	55,015	23,429	13,003(3)	65,441
Allowance for employee loans				
2004	$ 6,021	$ —	$ 6,021	$ —

(1) Uncollectible accounts written off, net of recoveries.

(2) Obsolete inventory written off at cost, net of value received.

(3) Reflects utilization of tax assets that previously had a valuation allowance.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K/A

(Amendment No. 1)

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file no. 1-13071

Hanover Compressor Company

(Exact name of registrant as specified in its charter)

Delaware	**76-0625124**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

12001 North Houston Rosslyn, Houston, Texas 77086

(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: (281) 447-8787

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange in Which Registered
Common Stock, $.001 par value	New York Stock Exchange
8.625% Senior Notes due 2010	New York Stock Exchange
9.0% Senior Notes due 2014	New York Stock Exchange
7.5% Senior Notes due 2013	New York Stock Exchange

Securities registered pursuant to 12(g) of the Act:
Title of class: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock of the registrant held by non-affiliates as of June 30, 2006 was $1,298,648,000. For purposes of this disclosure, common stock held by persons who hold more than 5% of the outstanding voting shares and common stock held by executive officers and directors of the registrant have been excluded in that such persons may be deemed to be "affiliates" as that term is defined under the rules and regulations promulgated under the Securities Act of 1933. This determination of affiliate status is not necessarily a conclusive determination for other purposes. With respect to persons holding more that 5% of our outstanding voting shares and common stock, we have relied upon statements filed by such persons on or prior to June 30, 2006 pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Number of shares of the Common Stock of the registrant outstanding as of April 24, 2007: 106,283,487 shares.



TABLE OF CONTENTS

Clovis, California, since his retirement as Senior Vice President, Treasurer and Partner of Wellington Management Company, LLP in June 2000. Mr. Pazuk started his career with Wellington in 1968 and held various positions during his tenure, including Treasurer of Wellington Trust Company NA and President of Wellington Sales Company. He worked as a senior tax professional with Price Waterhouse & Co. from 1965 to 1968. Mr. Pazuk currently serves on the board of several privately held companies.

L. Ali Sheikh, 58, has served as a director of Hanover since March 2006. Mr. Sheikh is President, Chief Operating Officer, and co-founder of SND Energy Company, Inc. (since 1989) and SND Energy Acquisition, L.P. (since 1996) and also serves as director and limited partner, respectively. In addition, Mr. Sheikh has served since 2000 as President, Chief Operating Officer, co-founder and member of Topcat Oilfield Services, LLC and Topcat Wells Services, LLC. Mr. Sheikh began his career as a geologist and from 1991 to 1993, was Vice President and Manager of Golden Spike Indonesia, a subsidiary of Union Pacific Resources, and from 1979 to 1989, was a Vice President of Sun Exploration and Production Company, managing various aspects of operations in the Far East, Africa, and South America.

Audit Committee

Purpose. The Audit Committee has been appointed by the board of directors to help ensure the accuracy and completeness of Hanover's financial statements; to evaluate the independence, qualifications and performance of Hanover's independent registered public accounting firm, including the approval of audit and permitted non-audit services (including fees) performed by the independent auditors; and to review with management Hanover's plan to evaluate the effectiveness of its internal control over financial reporting, Hanover's internal audit function and its disclosure controls and procedures.

Members.

Margaret Dorman (Chair)
Gordon Hall
Stephen Pazuk
Ali Sheikh (joined the committee in May 2006)
Al Shoemaker (until his retirement in May 2006)

The board of directors has determined that each member of the Audit Committee is independent, possesses the requisite financial literacy to serve on the committee, and does not serve on the audit committee of more than two other public companies. Based on Ms. Dorman's position as Chief Financial Officer of Smith International and Mr. Hall's prior experience as an analyst with Credit Suisse First Boston, the board of directors determined that Ms. Dorman and Mr. Hall each qualify as an "audit committee financial expert" as that term is defined by the Securities and Exchange Commission.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Hanover's directors, executive officers and persons who beneficially own more than 10% of its common stock to file reports with the SEC and Hanover disclosing their initial beneficial ownership of Hanover's common stock and changes in such ownership. Based upon a review of such reports furnished to us and certifications from Hanover's directors and executive officers, Hanover believes that during 2006, all of its directors, executive officers and beneficial owners of more than 10% of Hanover's common stock complied with all Section 16(a) filing requirements applicable to them.

Item 11. *Executive Compensation*

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The Management Development and Compensation Committee, which is referred to in this Form 10-K/A as the "Compensation Committee," is comprised of independent, non-employee directors and works closely with the independent members of the board of directors in the execution of its duties.

Hanover and the Compensation Committee believe that compensation programs play a vital role in attracting and retaining people with the level of expertise and experience needed to help achieve the business objectives that ultimately drive long-term success and shareholder value. Over the past several years, the Compensation Committee has been focused on building and retaining a senior and mid-level management team with the expertise necessary to return Hanover to profitability. To attract and retain an effective management team, the Compensation Committee has guided management in developing a compensation program to reward the achievement of specific annual, long-term and strategic goals and to link pay and performance consistent with Hanover's corporate values as described in P.R.I.D.E. in Performance (Hanover's guide to ethical business conduct). These values include the recognition of the importance of retaining talented employees and fostering an entrepreneurial spirit within an environment of well-reasoned risk taking to achieve consistent growth, profitability and return for Hanover's stockholders.

Elements of Compensation

Hanover's compensation programs include base salaries, annual performance-based incentives and long-term incentives for key employees and executives. In keeping with Hanover's pay for performance philosophy, more than half of the compensation earned in 2006 by Hanover's named executive officers is variable and is based on corporate level financial objectives as well as individual performance objectives. The Compensation Committee has emphasized variable pay as a component of total compensation to focus executives and key employees on Hanover's strategic goals and to encourage performance that will result in the achievement of those goals.

In addition to base salaries and annual incentive bonuses, Hanover's full time employees are provided and share in the cost of customary health and welfare benefits, and they are eligible to participate in the Hanover 401(k) Plan. Employees whose employment is terminated due to a change of control or reduction in workforce are eligible to receive severance benefits and Hanover's named executive officers and certain other key managers have been provided with change of control protection as further described below. Employees who are asked to relocate outside of their home country are provided with an expatriate compensation package, which generally includes assistance with housing, auto and education expenses and, where applicable, a cost of living adjustment. Hanover has attempted to keep perquisites to a minimum and has typically made exceptions only in circumstances where necessary to attract or retain specific talent.

Role of Our Compensation Consultant

The Compensation Committee has retained Towers Perrin as a third-party consultant to (a) inform the Compensation Committee of best practices in executive compensation, (b) assist in developing Hanover's compensation programs, and (c) provide a competitive review of executive compensation in the marketplace (including data from Hanover's peer group, the oilfield services industry and publicly traded companies across industries). During 2006, Towers Perrin was paid $57,438 for services provided to the Compensation Committee and was paid $70,108 for services provided to Hanover's Human Resources Department. The Compensation Committee and management consider the amounts paid to Towers Perrin to be reasonable and do not believe that the services provided to Hanover's Human Resources function are of a level that would impair Towers Perrin's independence and objectivity in advising the Compensation Committee on executive compensation matters.

Role of Our Executive Officers in Compensation Decisions

All compensation awarded to Hanover's executive officers is determined by the Compensation Committee. Hanover's Chief Executive Officer meets with the Compensation Committee in executive session to review the performance of each executive officer and to provide a compensation recommendation based on the factors described below under "Determining Executive Compensation." While the Compensation Committee takes this recommendation under advisement, the Compensation Committee has full discretion in determining the level of compensation awarded to each executive officer. In determining the compensation of Hanover's Chief Executive Officer, the Compensation Committee conducts a performance review in executive session and makes a recommendation to the independent members of the full board of directors.

Annual and long-term corporate performance targets are recommended by Hanover's Chief Executive Officer to the Compensation Committee. While the Compensation Committee takes the recommendation under advisement, the Compensation Committee exercises its discretion in setting the corporate performance targets and strives to identify performance measures that directly impact shareholder value and provide challenging goals for executive officers and other members of management. The Compensation Committee forwards its conclusion regarding corporate performance targets to the independent members of the board of directors for review and approval.

Hanover's Chief Executive Officer presents his individual annual performance objectives to the Compensation Committee for consideration, which are subject to final approval by the independent members of the board. Hanover's Chief Executive Officer works with each of his direct reporting officers to set individual annual performance objectives that directly contribute to Hanover's annual and long-term corporate performance targets.

Hanover's annual corporate financial performance targets are determined at the beginning of each year. The long-term corporate performance targets have historically been determined in July of each year, with the three year performance period beginning on July 1. Annual and long-term corporate performance targets are made known to Hanover's employees and executive officers shortly after their determination and progress made toward those targets is communicated to Hanover's employees at regular intervals.

Determining Executive Compensation

In considering the appropriate levels of compensation, the Compensation Committee engages in a discretionary review of total compensation and uses as a reference published compensation surveys, information obtained from Towers Perrin, and compensation data contained in the proxy statements for companies which the Compensation Committee has identified as its peers in the oilfield services industry. Six companies have been selected by the Compensation Committee as oilfield services industry peers based on a range of revenue, market capitalization, number of employees, product offerings, and international markets. The Compensation Committee selected the following oilfield services companies based on their overall profile: Cameron International Corporation, Grant Prideco Inc., Hydril Co., Natco Group Inc., National Oilwell Varco Inc. and Universal Compression Holdings, Inc. At year end 2006, Hanover ranked between the 25th and 75th percentile of these companies in terms of revenue, total employees and market capitalization. While the Compensation Committee considers peer group information in their decision-making process, particularly from a competitive and retention aspect, corporate and individual performance is the primary factor in determining the compensation of Hanover's executive officers.

During 2006, the Compensation Committee considered each executive officer's current and historic total compensation, which included a three year look-back at base salary, short-term incentive pay and the value of long-term incentives. In its review, the Compensation Committee focused on each executive officer's performance and scope of responsibilities, Hanover's strategic initiatives and such individual's contribution in that regard, his or her future potential, experience, internal equity considerations with regard to compensation, and competitive market pay levels relative to the oilfield services market generally and Hanover's peer group. In addition, the Compensation Committee completed an analysis to consider whether the type and amount of awards under Hanover's long-term incentive programs served to aid in the retention of executives and key employees. Based on this review, the Compensation Committee adjusted the mix of awards to eliminate stock options in favor of restricted stock as described under "— Long-Term Incentive Compensation" below. The variable pay components at target payout levels are generally set to be competitive within the marketplace. Except for the changes to compensation made in consideration of significant changes in responsibilities as described in "— Base Salaries" below, the Compensation Committee concluded that all elements of 2006 compensation for its executive officers was generally in line with the market.

Each of the compensation components provided to executive officers and key employees is further described below.

Base Salaries

The Compensation Committee has determined that base pay generally should be set at the median of the oilfield services industry and general industry in order to attract and retain sufficient talent. Mr. Beckelman, who assumed the role of Chief Financial Officer in January 2005, received a significant increase in base salary during 2006 based on his performance, job responsibilities, and market pay levels for individuals similarly positioned. Messrs. Matusek and Mckay also received significant increases in base salary during 2006 to reflect their increased responsibility for Western and Eastern Hemisphere operations, respectively. The base salary of the Chief Executive Officer is discussed in more detail below.

Annual Performance-Based Incentive Compensation

Hanover has adopted an annual incentive program that is structured to provide cash incentives to certain salaried employees based on the achievement of corporate and individual performance objectives. It is the belief of management and the Compensation Committee that the annual incentive plan provides for short-term, manageable corporate and individual objectives that will ultimately help Hanover realize its long-term performance and strategic goals. Under this program, the cash payout opportunity for eligible employees is established as a percentage of each participant's eligible earnings. The employee's eligible earnings for the year is multiplied by a bonus percentage that varies based upon the employee's position and job duties. The bonus percentage is then multiplied by the results achieved with respect to corporate and individual performance. As indicated in the chart below, the Compensation Committee gave equal weight to corporate and individual performance. The maximum payout that could be earned under the 2006 annual incentive program was 150% of target performance. However, based upon a review of market data, the Compensation Committee determined to adjust the maximum payout under the 2007 annual incentive program to 200%, which is competitive with Hanover's peers and the oilfield services market. For 2006, annual incentive compensation was based on the following:

Annual Performance Objectives — 2006

Performance Measure	Weight of Measure	Performance Level	Performance Objectives	Payout Range
Corporate Performance Objectives	50%			
EBITDA — earnings before interest,		Below Threshold	—	0%
tax, depreciation and amortization		Threshold	$330 million	7.5%
		Target	$365 million	15.0%
		Maximum	$400 million	22.5%
ROCE — return on capital employed		Below Threshold	—	0%
		Threshold	6.20%	7.5%
		Target	7.80%	15.0%
		Maximum	9.30%	22.5%
EPS — earnings per share		Below Threshold	—	0%
		Threshold	$0.10	10.0%
		Target	$0.23	20.0%
		Maximum	$0.35	30.0%
Individual Performance Objectives	50%			
Tailored to each individual's responsibilities to reflect operational, strategic and financial objectives established as part of the annual planning process				

The Compensation Committee regularly monitors developments at Hanover over the course of the year and determines whether or not it is necessary to adjust the means of calculating results achieved under the annual incentive program. During 2006, the Compensation Committee and the independent members of the board of directors approved adjustments to EBITDA, ROCE and EPS for purposes of calculating the 2006 annual performance-based incentive compensation. The adjustments were intended to rationalize performance by excluding events which were considered significant and non-recurring, including, but not limited to, gains associated with the sale of assets and the impact of early debt extinguishment charges. Taken in the aggregate, these adjustments resulted in the *deduction* of approximately $29 million of net earnings in 2006 when calculating performance achieved under the annual incentive objectives for EBITDA, ROCE and EPS. If these earnings had not been deducted, the performance level achieved on the 2006 corporate performance objectives would have been at 150%, the maximum. With the adjustments noted above, the performance level achieved on the 2006 corporate performance objectives was reduced to 136.5% of target, which was based on the following adjusted results:

- EBITDA — $384.5 million
- ROCE — 8.63%
- EPS — $0.56

Actual incentives paid to executive officers (excluding Hanover's Chief Executive Officer) under the 2006 annual incentive program averaged 67% of individuals' eligible earnings. The portion of awards based on individual performance objectives varied according to the individual results achieved by each executive. Each of Hanover's named executive officers for the fiscal year ended December 31, 2006, received the following payments in March 2007 under the 2006 annual incentive program.

Name	2006 Annual Performance-Based Incentive Compensation
John E. Jackson	$800,000
Lee E. Beckelman	$200,000
Brian A. Matusek	$215,000
Norman A. Mckay	$215,000
Steven W. Muck	$170,000
Gary M. Wilson	$215,000

Long-Term Incentive Compensation

The Compensation Committee and management believe that Hanover's executive officers and other key employees should have an ongoing stake in the success of Hanover and that these individuals should have a meaningful portion of their total compensation tied to the achievement of Hanover's strategic objectives and long-term financial and operational performance.

Under Hanover's current cash and stock incentive plans, the Compensation Committee has the authority to provide long-term incentives to executive officers and other key employees through the award of cash, stock options, restricted stock, restricted stock units, stock appreciation rights and performance-based awards, which are referred to in this Item 11 of this Form 10-K/A as "LTI Awards." In determining the mix of 2006 LTI Awards, the Compensation Committee conducted an analysis of prior LTI Awards and considered the cost, value and retention element of these prior awards. The Compensation Committee also reviewed share overhang, burn rate, and the accounting treatment and earnings impact of various forms of LTI Awards. It was determined that time-vested restricted stock was a more favorable form of award than stock options based on Hanover's employee retention goals, the perceived value by recipients, and the charge to earnings relative to perceived value. In addition, the Compensation Committee agreed that LTI Awards based on corporate performance should be provided to those managers whose individual performance has an impact on operations and, ultimately, earnings. Therefore, the Compensation Committee chose to provide long-term incentives in 2006 to executives and certain key employees (excluding the CEO) as follows:

- *Restricted Stock/Restricted Stock Units.* 50% of the total LTI Award to executives and key employees in 2006 was in the form of time-vested restricted stock (or restricted stock units, in the case of executives and certain key employees subject to non-U.S. tax regulations) that vest at the rate of one-third per year on each anniversary from the date of grant over a period of three years. Restricted stock aids in retention, which was identified in early 2006 as a key objective of Hanover's compensation program. In addition, these awards were granted in order to build direct ownership of Hanover shares and to align employee and stockholder interests since the value of restricted stock moves in tandem with Hanover's market value.

- *Performance-Based Restricted Stock/Restricted Stock Units.* 50% of the total 2006 LTI Award to executives and key employees was in the form of performance-based restricted stock (or performance-based restricted stock units, in the case of executives and certain key employees subject to non-U.S. tax regulations). The performance-based restricted stock and restricted stock unit awards cliff vest at the end of a three-year performance period subject to the achievement of pre-determined corporate performance objectives with payouts that could range between 0% to 200% of the target payout.

The allocation of time and performance-vested awards reflect the Compensation Committee's dual objectives of encouraging stability in the management team and rewarding performance.

During 2006, the Compensation Committee recommended and the independent members of the board of directors approved as the long-term incentive performance measure the average return on capital employed achieved over the three-year performance period commencing in July 2006. ROCE is calculated as (1) earnings before interest and taxes, or "EBIT," divided by (2) the sum of short-term debt, current maturities of long-term debt, long-term debt, minority interest and stockholders' equity, less cash. The method used in calculating ROCE for the three-year performance period computes the average annualized EBIT over the entire period and divides it by the average capital employed. The following chart sets forth the performance measures for ROCE and the associated payout at threshold, target and maximum levels. The actual payout will range from 0% to 200% of the performance-based restricted stock that would have been earned at target performance.

Long-Term Performance Objectives — Three Year Period Commencing July 2006

	Threshold	Target	Maximum
ROCE Performance Objective	6.0%	7.5%	9.5%
Payout (as a percentage of Target)	50%	100%	200%

The Compensation Committee chose ROCE as the performance measure for the LTI Awards due to the number of factors that influence Hanover's performance under this measure. ROCE is impacted by financial performance as well as management of: (a) working capital, (b) rental fleet and other capital investments, (c) marketing and sales, and (d) operating expenses.

For those individuals who are considered key employees but whose job functions generally do not have as direct an impact on the overall financial performance of Hanover, the Compensation Committee chose to provide cash awards, with three-year cliff vesting, in lieu of performance-based restricted stock or restricted stock units. The cash award represents 50% of the total 2006 LTI Award, with the remaining 50% comprised of time-vested restricted stock or restricted stock units as described above. Employee retention and the creation of share ownership were key objectives of this mix of awards. None of Hanover's named executive officers were included in this program.

From time to time, the Compensation Committee determines it is necessary to adjust the means of calculating results achieved under the long-term incentive programs. Any adjustments made to the calculation are intended to rationalize performance by excluding events which were considered significant and non-recurring. During 2006, the Compensation Committee and the independent members of the board of directors approved the following adjustments: For the 2004 long-term incentive program, $22 million was *added* to the approved by the Board of Directors is based upon Hanover's average ROCE over the performance period as described under "— Long-Term Incentive Compensation" above.

The size and type of awards provided to Mr. Jackson, taken together with the other elements of his compensation, were determined by the Compensation Committee to be appropriate and were designed to encourage the achievement of improved operating results and growth in stockholder value, to aid in retention and to ensure a greater ownership stake in Hanover, thereby further aligning Mr. Jackson's interests with those of Hanover's stockholders.

Severance and Change of Control Arrangements

Hanover has adopted a Severance Plan that covers regular full time U.S. employees whose employment is terminated due to a reorganization or reduction in workforce. In addition, in the event of a change of control, Hanover would accelerate for all employees Hanover's match in the Hanover 401(k) Plan and the vesting of long-term incentives, granted prior to the announcement of a change of control, under the terms of the respective incentive plans.

In addition, Hanover has entered into a Change of Control Agreement, each of which is referred to in this Item 11 as a "COC Agreement," with each of Hanover's named executive officers and five additional key members of management. These agreements provide for continued employment of the manager for a period of time following a qualifying change of control and are designed to ensure continuity of management in the event of a change of control, consistent with the best interests of stockholders. The Compensation Committee also considers the COC Agreements a customary part of executive compensation and, therefore, an aid in attracting and retaining executive talent.

In determining the level of change of control protection that would be provided to key officers, the Compensation Committee considered the array of features commonly provided, reviewed change of control protection offered by peer companies, and evaluated which key officers would be involved in the evaluation of a transaction that could result in a change of control and would be considered critical for management continuity in such event. The Compensation Committee generally concluded that the following provisions were consistent with the Compensation Committee's compensation philosophy and were in the interest of Hanover's stockholders: (a) each COC Agreement must be affirmatively renewed each year by the Compensation Committee; (b) none of the COC Agreements would provide for the payment of more than three times an executive's annual salary and target bonus; (c) the agreements would require a "double trigger" (a consummated change of control and a "qualifying termination" of employment, as defined in the COC Agreement, within one year following a change of control) to result in any payments under the agreements; and (d) none of the agreements would provide for tax gross up payments. The Compensation Committee recognized that tax gross up payments are commonly provided for in COC Agreements, but concluded that the cost to Hanover was excessive relative to the value to the employee. The COC Agreements provide for a carve back of change of control payments if such a reduction will result in a higher net, after-tax benefit to the executive. If necessary, the Compensation Committee and board of directors may, in its discretion consider other means of mitigating any unintended and inequitable consequence of related excise taxes in connection with compensation that is associated with a change of control.

The COC Agreements generally provide that if the executive is terminated within 12 months after an actual change of control occurs, or if during that period the manager terminates his employment for "good reason," as defined in the agreements, he or she would be entitled to a payment equal to a multiple ranging from one to three times the executive's annual base salary and target bonus and would be provided health and welfare benefits for a period not to exceed 18 months. Mr. Jackson has been provided an agreement that, in addition to change of control protection, provides for a severance payment equal to his annual salary and target bonus if Hanover terminates Mr. Jackson without cause or Mr. Jackson terminates his employment for "good reason" at any time other than the 12 months following a change of control.

Stock Ownership Guidelines

The Compensation Committee and the board of directors believe that it is important for Hanover's executives to build and maintain an equity stake in Hanover to align the executive's interest with those of Hanover's stockholders. Our policy on insider trading prohibits the trading of Hanover securities on margin. Hanover's executive officers and other employees who are deemed to be "insiders" are allowed to trade in Hanover securities through the use of Rule 10b5-1 trading plans and a captive broker.

Hanover's ownership policy for executives covers stock options and restricted stock/units awarded subsequent to March 2004 and requires executives to adhere to the following stock ownership guidelines:

- Chief Executive Officer and Chief Financial Officer — 50% of the net shares acquired (after taking into account the sale of shares to cover the option exercise price and/or to pay taxes) must be held for a period of three years following an option exercise or vesting of restricted stock awards.
- Section 16 officers and direct reports to the Chief Executive Officer — 33% of the net shares acquired (after taking into account the sale of shares to cover the option exercise price and/or to pay taxes) must be held for one year following an option exercise or vesting of restricted stock awards.

In addition, stock ownership guidelines have been adopted for the Hanover board of directors. Directors are required to retain all restricted stock (except for sales to provide for the payment of taxes due upon vesting) until his or her service as a director concludes.

Limitation of Tax Deduction for Executive Compensation

Under Section 162(m) of the Internal Revenue Code, publicly traded companies may not receive a tax deduction on non-performance-based compensation to executive officers in excess of $1 million. We believe the performance-based restricted stock awards made in 2004, the cash performance award made in 2005, and the performance-based restricted stock award made in 2006 under Hanover's long-term incentive plans qualify as performance-based pay. No specific actions have been taken with regard to annual cash bonus compensation to comply with Section 162(m).

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of the board of directors during the last completed fiscal year were Jon Brumley, Robert Furgason, Victor Grijalva, and Stephen Pazuk. There are no matters relating to interlocks or insider participation that Hanover is required to report.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Hanover board of directors that the Compensation Discussion and Analysis be included in Hanover's Form 10-K.

Submitted by the Management Development and
Compensation Committee of the Board of Directors

I. Jon Brumley, Chair
Robert R. Furgason
Victor E. Grijalva
Peter H. Kamin

Information Regarding Executive Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid by Hanover to all persons who held the position of Chief Executive Officer, Chief Financial Officer and Hanover's four other most highly compensated executive officers during 2006, which are collectively referred to in this Item 11 of this Form 10-K/A as the "Named Executive Officers."

Name and Principal Position (a)	Year(b)	Salary ($)(c)	Bonus($)(d)	Stock Awards ($)(1)(e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2)(g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)(h)	All Other Compensation ($)(i)	Total($)(j)
John E. Jackson(3) *President and Chief Executive Officer*	2006	552,019	0	1,279,170	142,785	1,320,000	0	14,311	3,308,285
Lee E. Beckelman(4) *Senior Vice President — Chief Financial Officer*	2006	274,039	0	231,790	39,758	320,000	0	8,368	873,955
Brian A. Matusek(5) *Senior Vice President — Western Hemisphere*	2006	291,827	0	289,633	35,027	335,000	0	6,505	957,992
Norman A. Mckay(6) *Senior Vice President — Eastern Hemisphere*	2006	291,827	8,400	124,908	22,017	308,333	0	76,233	831,718
Steven W. Muck(7) *Vice President — Human Resources and HSE*	2006	237,019	0	254,422	51,816	263,333	0	8,368	814,958
Gary M. Wilson(8) *Senior Vice President, General Counsel & Secretary*	2006	302,212	0	257,970	36,465	308,333	0	99,506	1,004,486

(1) The value of restricted stock and option awards are based on the dollar amount expensed for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) (other than estimated forfeitures, which are not considered in the above table), and includes amounts attributable to vesting of awards granted each year from 2002 through 2006. Assumptions used in the calculation of these amounts are included in the footnotes to the financials statements included in Hanover's Annual Report on Form 10-K. The actual value of restricted stock ultimately realized by each executive will vary based on fluctuations in the market price of Hanover's common stock. If Hanover declares a dividend on shares of its common stock, holders of Hanover's restricted stock will be entitled to receive dividends in an amount per share equal to those received by holders of Hanover's common stock, without regard to whether the shares of restricted stock have vested.

(2) This amount includes (i) a cash award paid in March 2007 under Hanover's 2006 annual performance-based incentive program (the "Hanover 2006 Incentive Program") and (ii) the amount accrued during 2006 pursuant to a cash performance-based award under the Hanover 2005 Long-Term Incentive Program (the "Hanover 2005 LTI Program") as follows:

Named Executive Officer	Cash Payment Under 2006 Incentive Program	Accrual Under 2005 LTI Program
John E. Jackson	$800,000	$520,000
Lee E. Beckelman	200,000	120,000
Brian A. Matusek	215,000	120,000
Norman A. Mckay	215,000	93,333
Steven W. Muck	170,000	93,333
Gary M. Wilson	215,000	93,333

The conclusion of the Hanover 2005 LTI Program's three-year performance period is July 2008, and the final amount of the award will be based on the achievement of corporate performance targets which will not be determined until the conclusion of the performance period.

(3) The amount set forth under "All Other Compensation" for 2006 includes (i) $13,443 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants) and (ii) $868 in premiums paid by Hanover for group term life and accidental death and disability insurance.

(4) The amount set forth under "All Other Compensation" for 2006 includes (i) $7,500 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants) and (ii) $868 in premiums paid by Hanover for group term life and accidental death and disability insurance.

(5) The amount set forth under "All Other Compensation" for 2006 includes (i) $5,637 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants) and (ii) $868 in premiums paid by Hanover for group term life and accidental death and disability insurance.

(6) The amount set forth under "All Other Compensation" for 2006 includes (i) $4,935 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants), (ii) $3,018 in premiums paid by Hanover for group term life and accidental death and disability insurance, (iii) $4,511 auto allowance, (iv) $29,405 housing allowance, (v) $3,948 utilities, (vi) $10,000 relocation expense; (vii) $16,683 education allowance, (viii) $2,635 travel allowance and (ixi) $1,098 for club dues. Reimbursements for auto, housing, utilities education allowance, travel allowance and club dues reflect currency exchange rate adjustments from Arab Emirates dirham (AED) to U.S. dollars. The exchange rate is provided by Oanda.com and is based on the average exchange rate during 2006 of 3.67 U.S. dollars for each AED.

(7) The amount set forth under "All Other Compensation" for 2006 includes (i) $7,500 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants) and (ii) $868 in premiums paid by Hanover for group term life and accidental death and disability insurance.

(8) The amount set forth under "All Other Compensation" for 2006 includes (i) $7,500 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants, (ii) premiums paid by Hanover for group term life and accidental death and disability insurance in the amount of $868, (ii) reimbursement of children's overseas tuition expense in the amount of $67,293 which includes a gross up amount of $19,277 and (iii) personal travel reimbursement in the amount of $23,845 which includes a gross up amount of $6,307. Tuition and travel expenses are grossed up to a maximum tax rate of 33% and also reflect currency exchange rate adjustments from Great Britain pounds to U.S. dollars. The exchange rate is provided by a U.K. bank and is based upon the rate in effect on the date services were invoiced.

There were no forfeitures of stock options or restricted stock by the Named Executive Officers during 2006.

Grants Of Plan-Based Awards

The following table sets forth certain information with respect to time-vested and performance-based restricted stock granted during the fiscal year ended December 31, 2006, to each of Hanover's Named Executive Officers under the 2006 Long-Term Incentive Program (the "2006 LTI Program").

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/SH) (k)	Grant Date Fair Value of Stock and Option Awards (3)
		Threshold (c)	Target (d)	Maximum (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)				
John E. Jackson. .	7/21/2006				30,750	61,500	123,000				$ 999,375
	7/21/2006							61,500			999,375
											$1,998,750
Lee E. Beckelman	7/21/2006				7,700	15,400	30,800				$ 250,250
	7/21/2006							15,400			250,250
											$ 500,500
Brian A. Matusek.	7/21/2006				7,700	15,400	30,800				$ 250,250
	7/21/2006							15,400			250,250
											$ 500,500
Norman A. Mckay.	7/21/2006				7,700	15,400	30,800				$ 250,250
	7/21/2006							15,400			250,250
											$ 500,500
Steven W. Muck	7/21/2006				6,150	12,300	24,600				$ 199,875
	7/21/2006							12,300			199,875
	7/28/2006							15,000			284,400
											$ 684,150
Gary M. Wilson	7/21/2006				6,550	13,100	26,200				$ 212,875
	7/21/2006							13,100			212,875
											$ 425,750

(1) During 2006, the Compensation Committee recommended and the independent members of the board of directors approved as the long-term incentive performance measure the average return on capital employed ("ROCE") achieved over the three-year performance period commencing in July 2006. ROCE is calculated as (1) earnings before interest and taxes ("EBIT"), divided by (2) the sum of short-term debt, current maturities of long-term debt, long-term debt, minority interest, stockholders' equity, less cash. The method used in calculating ROCE for the three-year performance period computes the average annualized EBIT over the entire period and divides it by the average capital employed. The chart on page 9 sets forth the performance measures for ROCE and the associated payout at threshold, target and maximum levels. The actual payout will range from 0% to 200% of the performance-based restricted stock that would have been earned at target performance. The performance-based restricted stock is subject to cliff-vesting at the end of a three-year performance period, which is June 30, 2009. In the event of a change of control, the vesting of performance-based restricted stock will be accelerated and such awards will be payable at maximum.

(2) Restricted stock awards were granted on July 21, 2006 and vest on each anniversary date of grant at the rate of one-third per year over a three-year period. In the event of a change of control, the vesting of restricted stock awards will be accelerated. If Hanover declares a dividend on shares of the common stock, holders of restricted stock will be entitled to receive such dividends whether or not such shares of restricted stock have vested.

(3) The value of restricted stock awards is based on FAS 123(R) with performance-based restricted stock valued at target payout. The July 28, 2006 award to Mr. Muck was valued at $18.96 per share, the New York

Stock Exchange closing price on the grant date; all other awards, granted on July 21, 2006, were valued at $16.25 per share on the date of grant.

Outstanding Equity Awards At Fiscal Year-End

The following table provides the value of all unexercised stock options and unvested restricted stock held by the Named Executive Officers as of December 31, 2006. The 2005 performance-based cash award granted under the Hanover 2005 LTI Program, which cliff vests in July 2008 at the conclusion of a three year performance period, is not included in this table; however, the 2006 accrual for this cash award is included in column (g) of the Summary Compensation Table.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That have not Vested (#) (g)	Market Value of Shares or Units of Stock That have not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That have not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That have not Vested ($)(1) (j)
John E. Jackson . . .	50,000			$13.98	1/22/2012	157,614	$2,977,328	26,125(4)	$ 493,501
	50,000			$14.55	5/14/2012			123,000(5)	$2,323,470
	40,000			$ 9.81	12/10/2012				
	28,432	9,478(2)		$11.43	7/16/2013				
	10,000	20,000(3)		$11.98	7/8/2015				
Lee E. Beckelman. .	5,000			$11.53	12/2/2012	33,422	$ 631,342	5,938(4)	$ 112,169
	2,651	884(2)		$11.43	7/16/2013			30,800(5)	$ 581,812
	5,667	11,333(3)		$11.98	7/8/2015				
Brian A. Matusek . .	4,216	1,406(2)		$10.00	10/22/2013	32,994	$ 623,257	8,125(4)	$ 153,481
	5,667	11,333(3)		$11.98	7/8/2015			30,800(5)	$ 581,812
Norman A. Mckay.	4,334	8,666(3)		$11.98	7/8/2015	28,066	$ 530,167	30,800(5)	$ 581,812
Steven W. Muck . . .	5,456			$14.55	5/14/2012	38,010	$ 718,009	10,000(4)	$ 188,900
	10,000			$10.20	11/8/2012			24,600(5)	$ 464,694
	8,123	2,708(2)		$11.43	7/16/2013				
	4,334	8,666(3)		$11.98	7/8/2015				
Gary M. Wilson . . .	5,622	5,622(2)		$10.38	5/20/2014	27,478	$ 519,059	15,000(4)	$ 283,350
	4,334	8,666(3)		$11.98	7/8/2015			26,200(5)	$ 494,918

(1) Stock awards are valued as of the New York Stock Exchange closing price on December 29, 2006, which was $18.89.

(2) Stock options vest on each anniversary date of grant at the rate of 25% per year over a four-year period and have a term of ten years following the date of grant. In the event of a change of control, the vesting of stock options will be accelerated.

(3) Stock options vest on each anniversary date of grant at the rate of one-third per year over a three-year period and have a term of ten years following the date of grant. In the event of a change of control, the vesting of stock options will be accelerated.

(4) The performance-based restricted stock awards are reflected at a maximum payout of 125% of the target award based on performance as of December 31, 2006, relative to the following performance measures: (a) cash flow from operations and (b) utilization. This three-year performance-based award was granted in July 2004 and will cliff vest in September 2007. In the event of a change of control, the vesting of performance-based restricted stock will be accelerated and such awards will be payable at maximum.

(5) The performance-based restricted stock awards are reflected at a maximum payout of 200% of the target award based on performance as of December 31, 2006, relative to the following performance measure:

The tables below reflect the amount of compensation that would be payable to each of the Named Executive Officers in the event of termination or termination following a change in control.

John E. Jackson

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability	Severance
Compensation				
Earned Bonus(2)	—	$ 565,000	—	—
Base Salary and Target Bonus	—	$ 3,390,000	—	$1,130,000
Long-term Incentives (unvested and accelerated)				
Stock Options(3)	$208,906	$ 208,906	$ 208,906	—
Restricted Stock(4)				
Performance-Based	—	$ 2,816,971	$1,556,536	—
Time Vested	—	$ 2,977,328	$2,977,328	—
Cash Performance Award(5)	—	$ 780,000	$ 780,000	—
Benefits and Perquisites				
Health Care(6)	—	$ 21,913	—	$ 21,913
Total	$208,906	$10,760,118	$5,522,770	$1,151,913

Lee E. Beckelman

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability
Compensation			
Earned Bonus(2)	—	$ 150,000	—
Base Salary and Target Bonus	—	$ 900,000	—
Long-term Incentives (unvested and accelerated)			
Stock Options(3)	$84,906	$ 84,906	$ 84,906
Restricted Stock(4)			
Performance-Based	—	$ 693,981	$ 380,634
Time Vested	—	$ 631,342	$ 631,342
Cash Performance Award(5)	—	$ 180,000	$ 180,000
Benefits and Perquisites			
Health Care(6)	—	$ 21,913	—
Total	$84,906	$2,662,142	$1,276,882

Brian A. Matusek

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability
Compensation			
Earned Bonus(2)	—	$ 155,000	—
Base Salary and Target Bonus	—	$ 930,000	—
Long-term Incentives (unvested and accelerated)			
Stock Options(3)	$90,810	$ 90,810	$ 90,810
Restricted Stock(4)			
Performance-Based	—	$ 735,293	$ 413,691
Time Vested	—	$ 623,257	$ 623,257
Cash Performance Award(5)	—	$ 180,000	$ 180,000
Benefits and Perquisites			
Health Care(6)	—	$ 21,913	—
Total	$90,810	$2,736,273	$1,307,758

Norman A. Mckay

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability
Compensation			
Earned Bonus(2)	—	$ 155,000	—
Base Salary and Target Bonus	—	$ 930,000	—
Long-term Incentives (unvested and accelerated)			
Stock Options(3)	$59,882	$ 59,882	$ 59,882
Restricted Stock (Time Vested)(4)	—	$ 239,261	$ 239,261
Restricted Stock Units(4)			
Performance-Based	—	$ 581,812	$ 290,906
Time Vested	—	$ 290,906	$ 290,906
Cash Performance Award(5)	—	$ 140,000	$ 140,000
Benefits and Perquisites			
Health Care(6)	—	$ 22,770	—
Total	$59,882	$2,419,631	$1,020,955

Steven W. Muck

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability
Compensation			
Earned Bonus(2)	—	$ 125,000	—
Base Salary and Target Bonus	—	$ 750,000	—
Long-term Incentives (unvested and accelerated)			
Stock Options(3)	$80,084	$ 80,084	$ 80,084
Restricted Stock(4)			
Performance-Based	—	$ 653,594	$ 383,467
Time Vested	—	$ 718,009	$ 718,009
Cash Performance Award(5)	—	$ 140,000	$ 140,000
Benefits and Perquisites			
Health Care(6)	—	$ 21,913	—
Total	$80,084	$2,488,600	$1,321,560

Gary M. Wilson

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability
Compensation			
Earned Bonus(2)	—	$ 155,000	—
Base Salary and Target Bonus	—	$ 930,000	—
Long-term Incentives (unvested and accelerated)			
Stock Options(3)	$107,725	$ 107,725	$ 107,725
Restricted Stock(4)			
Performance-Based	—	$ 778,268	$ 474,139
Time Vested	—	$ 519,059	$ 519,059
Cash Performance Award(5)	—	$ 140,000	$ 140,000
Benefits and Perquisites			
Health Care(6)	—	$ 21,913	—
Total	$107,725	$2,651,965	$1,240,923

(1) See the definition of "Qualifying Termination" on page 19.

(2) The amounts provided under "Earned Bonus" represent a full year bonus with an assumed payout at target performance.

Hanover that are owned by the Funds and may be deemed to be the beneficial owner. All securities reported in the table above are owned by the Funds, and Dimensional disclaims beneficial ownership of such securities.

(2) EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07") is the managing member of EGI-HC, L.L.C., a Delaware limited liability company ("EGI-HC"). SZ Investments, L.L.C., a Delaware limited liability company ("SZI") is the managing member of Fund 05-07. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts"). The trustee of each of the Trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). Fund 05-07, SZI, EGI-HC and Chai Trust share voting power and dispositive power over the shares owned beneficially by them.

(3) T. Rowe Price Associates, Inc. ("TRP") reports sole voting power with respect to 825,500 shares and sole investment power with respect to all shares. TRP serves as an investment advisor to individual and institutional clients and does not serve as custodian of the assets of any of its clients. With respect to securities owned by any one of the registered investment companies sponsored by TRP, only State Street Bank and Trust Company, as custodian, has the right to receive any dividends or proceeds from the sale of such securities. No other person is known to have such right, except that the shareholders of these funds participate proportionately in any dividends and distributions so paid. Any and all discretionary authority that has been delegated to TRP may be revoked in whole or in part at any time. Not more than 5% of the class of such securities is owned by any one client subject to TRP's investment advice.

(4) ValueAct Capital Master Fund III, L.P. directly owns 1,725,500 shares of Hanover common stock, and these shares may also be deemed to be beneficially owned by (i) VA Partners III, LLC as General Partner of ValueAct Capital Master Fund III, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund III, L.P. and (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P. Jeffrey W. Ubben, Peter H. Kamin and George F. Hamel, Jr. are Managing Members of VA Partners III, LLC and ValueAct Capital Management, LLC. The reporting persons share voting and dispositive power and disclaim beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.

ValueAct Capital Master Fund, L.P. directly owns 9,879,100 shares of Hanover common stock, and these shares may also be deemed to be beneficially owned by (i) VA Partners, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P. and (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P. Jeffrey W. Ubben, Peter H. Kamin and George F. Hamel, Jr. are Managing Members of VA Partners, LLC and ValueAct Capital Management, LLC. The reporting persons share voting and dispositive power and disclaim beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.

(5) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 10,170,173 shares of Hanover common stock as a result of acting as investment adviser to various investment companies (the "Funds"). Edward C. Johnson III and FMR Corp. have sole dispositive power of such shares but not voting power. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR Corp., is the beneficial owner of 469,548 shares Hanover common stock as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson III and FMR Corp. have sole voting and dispositive power of such shares.

Securities Owned by Directors and Officers

The following table provides information, as of April 24, 2007, regarding the beneficial ownership of Hanover's common stock by each of its directors, each of its executive officers named in the Summary Compensation Table on page 14, and all of Hanover's current directors and executive officers as a group.

Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name of Beneficial Owner	Shares Owned Directly	Vested Restricted Stock(1)	Unvested Restricted Stock(2)	Stock Options(3)	Indirect Ownership	Total Ownership	Percentage of Ownership
Non-Employee Directors							
I. Jon Brumley	31,000	8,000	12,500	15,185	—	66,685	*
Ted Collins, Jr.	334,631	8,000	12,500	15,185	6,000(4)	376,316	*
Margaret K. Dorman	—	8,000	12,500	9,000	—	29,500	*
Robert R. Furgason	13,600	8,000	12,500	15,185	400(5)	49,685	*
Victor E. Grijalva	60,000	13,000	14,500	138,333	—	225,833	*
Gordon T. Hall	51,600	8,000	12,500	15,185	—	87,285	*
Peter H. Kamin *(elected 1/1/2007)*	—	—	—	—	11,604,600(6)	11,604,600	10.9%
William C. Pate *(elected 1/1/2007)*	—	—	—	—	—(7)	—	*
Stephen M. Pazuk	—	8,000	12,500	9,000	—	29,500	*
L. Ali Sheikh	—	—	6,500	—	—	6,500	*
Officers							
John E. Jackson	1,649	104,987	306,739	178,432	—	591,807	*
Lee E. Beckelman	1,000	10,977	67,660	13,318	—	92,955	*
Brian A. Matusek	6,599	24,784	71,919	9,883	—	113,185	*
Norman A. Mckay	—	9,668	55,532	4,334	—	69,534	*
Steven W. Muck	121	15,362	72,610	27,913	—	116,006	*
Gary M. Wilson	—	15,117	66,489	12,767	—	94,373	*
All directors and executive officers as a group (19 persons)						13,715,281	12.9%

* Less than 1%

(1) Pursuant to Hanover's stock ownership guidelines, non-employee directors must retain restricted stock (except for sales to provide for the payment of taxes due upon vesting) until their service as a director concludes.

(2) Restricted stock awards vest on the anniversary date of grant, have no less than a three-year vesting period from the original date of grant and are subject to the following terms:

(a) Non-employee directors have voting power, but not dispositive power (except to the extent necessary to meet the tax obligation upon vesting) until their service as a director concludes.

(b) Officers have voting power and once vested, dispositive power (subject to Hanover's stock ownership guidelines as described beginning on page 13).

(3) Shares that can be acquired immediately or within 60 days of April 24, 2007 through the exercise of stock options (subject to Hanover's stock ownership guidelines as described beginning on page 13).

(4) Shares held in trust for the benefit of Mr. Collins' two children; Mr. Collins is the trustee of such trust but disclaims beneficial ownership.

(5) Shares held by Dr. Furgason's wife. Dr. Furgason disclaims beneficial ownership of these shares.

(6) These are shares owned by ValueAct Capital Master Fund, L.P. Due to Mr. Kamin's position as a Managing Member of VA Partners, LLC and ValueAct Capital Management, L.P., he may be deemed to beneficially own these shares.

(7) Mr. Pate is Chief Investment Officer of Equity Group Investments, L.L.C. ("EGI"), but disclaims beneficial ownership of the shares that are owned by EGI.

ETG its net share of the operating cash flow of $0.7 million, $0.5 million, and $0.8 million during 2006, 2005 and 2004, respectively.

- The board determined that no charitable organizations with which any member of the board or their immediate family members were affiliated during 2006 received support from Hanover.

Based on its review, the Nominating and Governance Committee has determined that the following directors are independent: I. Jon Brumley, Margaret K. Dorman, Robert R. Furgason, Victor E. Grijalva, Gordon T. Hall, William C. Pate, Peter H. Kamin, Stephen M. Pazuk and L. Ali Sheikh.

Mr. Jackson is not independent by virtue of his role as President and Chief Executive Officer of Hanover. Although Mr. Collins meets the New York Stock Exchange's specific guidelines for independence, the Nominating and Governance Committee, in its discretion, has determined that the level of commercial transactions between Hanover and ETG warranted finding Mr. Collins not independent.

Item 14. *Principal Accounting Fees and Services*

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by Hanover's independent registered public accounting firm, PricewaterhouseCoopers LLP, and the member firms of PricewaterhouseCoopers and their respective affiliates, which is referred to in this Item 14 as "PwC," that were charged or allocated to Hanover for 2006 and 2005:

Types of Fees	FY 2006	FY 2005
	(In thousands)	
Audit fees(a)	$3,209	$3,724
Audit-related fees(b)	4	47
Tax fees(c)	65	147
All other fees(d)	2	2
Total fees:	$3,280	$3,920

(a) Audit fees include fees incurred related to audits and reviews of financial statements that we are required to file with the SEC, audit of internal control over financial reporting, statutory audits of certain of our subsidiaries' financial statements as required under local regulations and other services which PwC provides as our principal auditor, including issuance of comfort letters, and assistance with and review of documents filed with the SEC.

(b) Audit-related fees include fees billed by PwC related to employee benefit plan consent issued for 2006 and audit performed for 2005.

(c) Tax fees include fees billed by PwC primarily related to tax compliance and consulting services.

(d) All other fees include fees billed by PwC related to software licensing agreements.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by Hanover's independent registered public accounting firm. This policy generally provides that Hanover will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specific types of services that are expected to be provided by Hanover's independent registered public accounting firm during the next twelve months. Any such pre-approval is detailed as to the particular services to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee's practice is to consider for approval, at its regularly scheduled meetings, all audit and non-audit services proposed to be provided by Hanover's independent registered public accounting firm. In situations where a matter cannot wait until the next regularly scheduled committee meeting, the chairman of the Audit Committee has been delegated authority to consider and, if appropriate, approve up to $50,000 in audit and non-audit services. All services performed by Hanover's independent registered public accounting firm in 2006 were pre-approved by the Audit Committee.

PART IV

Item 15. *Exhibits, Financial Statement Schedule*

(a) *The following documents are filed as part of this report or incorporated herein by reference:*

1. The consolidated financial statements of the Company listed on page 61 of our Form 10-K incorporated herein by reference.

2. The financial schedule on page 34 of this report.

3. The exhibits of the Company listed below.

Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated February 5, 2007, by and among Hanover Compressor Company, Universal Compression Holdings, Inc., Iliad Holdings, Inc., Hector Sub, Inc., and Ulysses Sub, Inc. incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2007.
3.1	Certificate of Incorporation of the Hanover Compressor Holding Co., incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2001.
3.2	Certificate of Amendment of Certificate of Incorporation of Hanover Compressor Holding Co., dated December 8, 1999, incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2001.
3.3	Certificate of Amendment of Certificate of Incorporation of Hanover Compressor Company, dated July 11, 2000, incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the SEC on February 5, 2001.
3.4	Amended and Restated Bylaws of the Company, dated March 10, 2004, incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
4.1	Specimen Stock Certificate, incorporated by reference to Exhibit 4.11 to the Company's Registration Statement (File No. 333-24953) on Form S-1, as amended.
4.2	Form of Hanover Compressor Capital Trust 7¼% Convertible Preferred Securities, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement (File No. 333-30344) on Form S-3 as filed with the SEC on February 14, 2000.
4.3	Indenture for the Convertible Junior Subordinated Debentures due 2029, dated as of December 15, 1999, among the Company, as issuer, and Wilmington Trust Company, as trustee, incorporated by reference to Exhibit 4.6 to the Company's Registration Statement (File No. 333-30344) on Form S-3 filed with the SEC on February 14, 2000.
4.4	Form of Hanover Compressor Company Convertible Subordinated Junior Debentures due 2029, incorporated by reference to Exhibit 4.9 to the Company's Registration Statement (File No. 333-30344) on Form S-3 as filed with the SEC on February 14, 2000.
4.5	Indenture for the 4.75% Convertible Senior Notes due 2008, dated as of March 15, 2001, between the Company and Wilmington Trust Company, as trustee, incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
4.6	Form of 4.75% Convertible Senior Notes due 2008, incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
4.7	Indenture for the 8.50% Senior Secured Notes due 2008, dated as of August 30, 2001, among the 2001A Trust, as issuer, Hanover Compression Limited Partnership and certain subsidiaries, as guarantors, and Wilmington Trust FSB, as Trustee, incorporated by reference to Exhibit 10.69 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.
4.8	Form of 8.50% Senior Secured Notes due 2008, incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
4.9	Indenture for the 8.75% Senior Secured Notes due 2011, dated as of August 30, 2001, among the 2001B Trust, as issuer, Hanover Compression Limited Partnership and certain subsidiaries, as guarantors, and Wilmington Trust FSB, as Trustee, incorporated by reference to Exhibit 10.75 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

Exhibit Number	Description
10.22	Amendment No. 2, dated as of July 8, 2005 to Purchase Agreement by and among the Company, Hanover Compression Limited Partnership and Schlumberger Technology Corporation, for itself and as successor in interest to Camco International Inc., Schlumberger Surenco S.A. and Schlumberger Oilfield Holdings Ltd., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 13, 2005.
10.23	Hanover Compressor Company 1997 Stock Option Plan, as amended, incorporated by reference to Exhibit 10.23 to the Company's Registration Statement (File No. 333-24953) on Form S-1, as amended.††
10.24	Hanover Compressor Company 1998 Stock Option Plan, incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.††
10.25	First Amendment to the Hanover Compressor Company 1998 Stock Option Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 13, 2005.††
10.26	Hanover Compressor Company December 9, 1998 Stock Option Plan, incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.††
10.27	Hanover Compressor Company 1999 Stock Option Plan, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement (File No. 333-32092) on Form S-8 filed with the SEC on March 10, 2000.††
10.28	First Amendment to the Hanover Compressor Company 1999 Stock Option Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 13, 2005.††
10.29	Hanover Compressor Company 2001 Equity Incentive Plan, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement (File No. 333-73904) on Form S-8 filed with the SEC on November 21, 2001.††
10.30	First Amendment to the Hanover Compressor Company 2001 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on July 13, 2005.††
10.31	Hanover Compressor Company 2003 Stock Incentive Plan, incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 15, 2003.††
10.32	First Amendment to the Hanover Compressor Company 2003 Stock Incentive Plan, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on July 13, 2005.††
10.33	Hanover Compressor Company 2006 Stock Incentive Plan, incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A, as filed with the SEC on March 24, 2006.††
10.34	First Amendment to be effective February 3, 2007 to the Hanover Compressor Company 2006 Stock Incentive Plan incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the SEC on February 5, 2007. ††
10.35	Hanover Compressor Company 2006 Long-Term Cash Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 27, 2006. ††
10.36	Employment Letter with Peter Schreck, dated August 22, 2000, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.††
10.37	Employment Letter with Stephen York, dated March 6, 2002, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.††
10.38	Employment Letter with Gary M. Wilson dated April 9, 2004, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.††
10.39	Gary M. Wilson letter dated July 29, 2005 relating to employment benefits. †† *
10.40	Gary M. Wilson letter dated October 10, 2006 relating to employment benefits. †† *
10.41	Employment Letter with John E. Jackson dated October 5, 2004, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the SEC on October 6, 2004.††
10.42	Change of Control and Severance Agreement dated July 29, 2005 between John E. Jackson and the Company, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.††

Exhibit Number	Description
10.43	Employment Letter with Lee E. Beckelman dated January 31, 2005, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed with the SEC on February 1, 2005.††
10.44	Employment Letter with Anita H. Colglazier dated April 4, 2002 with explanatory note, incorporated by reference to Exhibit 10.61 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004. ††
10.45	Letter to Brian Matusek regarding employment terms, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 18, 2005. ††
10.46	Employment Letter with Norrie Mckay effective as of May 16, 2005, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.††
10.47	Form of Change of Control Agreement dated July 29, 2005 between the Company and each of Messrs. Lee E. Beckelman, Brian A. Matusek, Gary M. Wilson, Steven W. Muck, Norman A. Mckay, Stephen P. York and Peter G. Schreck and Ms. Anita H. Colglazier, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q For the quarter ended June 30, 2005.††
12.1	Computation of ratio of earnings to fixed charges.*
14.1	P.R.I.D.E. in Performance — Hanover's Guide to Ethical Business Conduct (the "Code of Ethics"), incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
14.2	Amendment to the Code of Ethics, incorporated by reference to Exhibit 14.1 to the Company's Current Report on Form 8-K, as filed with the SEC on January 20, 2005
21.1	List of Subsidiaries.*
23.1	Consent of PricewaterhouseCoopers LLP.*
23.2	Consent of PricewaterhouseCoopers LLP.**
23.3	Consent of Ernst & Young LLP.**
23.4	Consent of Ernst & Young LLP.**
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.**
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.**
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
99.1	Financial Statements of WilPro Energy Services (PIGAP II) Limited.**
99.2	Financial Statements of WilPro Energy Services (El Furrial) Limited.**

* Filed on February 28, 2007 as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

** Filed herewith

†† Management contract or compensatory plan or arrangement

SCHEDULE II

HANOVER COMPRESSOR COMPANY
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
		(In thousands)		
Allowance for doubtful accounts deducted from accounts receivable in the balance sheet				
2006	$ 4,751	$ 2,465	$ 2,278(1)	$ 4,938
2005	7,573	1,955	4,777(1)	4,751
2004	5,460	2,658	545(1)	7,573
Allowance for obsolete and slow moving inventory deducted from inventories in the balance sheet				
2006	$11,797	$ 2,293	$ 2,178(2)	$11,912
2005	11,699	148	50(2)	11,797
2004	12,729	1,062	2,092(2)	11,699
Allowance for deferred tax assets not expected to be realized				
2006	$75,420	$13,061	$41,485(3)	$46,996
2005	65,441	13,015	3,036(3)	75,420
2004	55,015	23,429	13,003(3)	65,441

(1) Uncollectible accounts written off, net of recoveries.

(2) Obsolete inventory written off at cost, net of value received.

(3) Reflects utilization of tax assets that previously had a valuation allowance.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANOVER COMPRESSOR COMPANY

By: /s/ JOHN E. JACKSON

John E. Jackson
President and Chief Executive Officer
(Principal Executive Officer)

Date: April 30, 2007



irectors

I. Jon Brumley
Ted Collins, Jr.
Margaret K. Dorman
Robert R. Furgason
Victor E. Grijalva
Gordon T. Hall

John E. Jackson
Peter H. Kamin
William C. Pate
Stephen M. Pazuk
L. Ali Sheikh

Officers

John E. Jackson, President, Chief Executive Officer
Lee E. Beckelman, Senior Vice President, Chief Financial Officer
Brian A. Matusek, Senior Vice President — Western Hemisphere
Norman A. Mckay, Senior Vice President — Eastern Hemisphere
Gary M. Wilson, Senior Vice President, General Counsel, Secretary
Anita H. Colglazier, Vice President, Controller
Steven W. Muck, Vice President — Human Resources
Peter G. Schreck, Vice President — Treasury & Planning
Stephen P. York, Vice President — Investor Relations & Technology

orporate Information

nnual Meeting

he Annual Meeting of the Stockholders ill be held August 16, 2007 at :00 a.m. local time.
Intercontinental Hotel
2222 West Loop South
Houston, Texas 77027
(713) 627-7600

tock Trading

lew York Stock Exchange Symbol: HC

tockholder Information Website

dditional information on Hanover, ncluding securities filings, press eleases, Code of Ethics, Governance rinciples and Board Committee harters, is available on Hanover's vebsite at www.hanover-co.com.

ransfer Agent-Registrar

merican Stock Transfer and Trust ompany
9 Maiden Lane
lew York, New York 10038
866) 668-6550 or (718) 921-8346

***Independent* Registered Public Accounting Firm**

PricewaterhouseCoopers LLP
1201 Louisiana
Houston, Texas 77002

Common Stockholder Information

Hanover Compressor Company common stock is traded on the New York Stock Exchange. At December 31, 2006, there were 103,375,969 shares of common stock outstanding.

Substantially all of Hanover's stockholders maintain their shares in "street name" accounts and are not individual stockholders of record. As of December 31, 2006, there were approximately 5,506 stockholders of record.

Hanover has not paid any cash dividends on its common stock since its formation and does not anticipate paying such dividends in the foreseeable future. In addition, certain loan agreements to which Hanover is a party prohibit the payment of cash dividends on Hanover's capital stock without the lenders' prior written consent.

Corporate Office

Hanover Compressor Company
12001 North Houston Rosslyn
Houston, Texas 77086
(281) 447-8787
(281) 447-0821 fax

10-K/Investor Contact

Stockholders may obtain a copy of Hanover's annual report to the Securities and Exchange Commission on Form 10-K without charge by visiting our website at www.hanover-co.com or by requesting a copy (except for exhibits) in writing to:

IR@hanover-co.com
or
Hanover Compressor Company
12001 North Houston Rosslyn
Houston, Texas 77086
Attn: Investor Relations

The certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2006 Annual Report on Form 10-K. We have also filed with the New York Stock Exchange the written affirmation certifying that we are not aware of any violations by Hanover of NYSE Corporate Governance Listing Standards.

Contact Board of Directors

To report complaints about Hanover's accounting, internal accounting controls or auditing matters, or any other concerns, to the Audit Committee or non-management members of the Board of Directors, send a detailed note, with relevant documents to Hanover's Corporate Office, Attention: Gordon T. Hall, Chairman of the Board, or leave a message at 1-800-281-5439 (U.S.) or 1-832-554-4859 (International), request reverse charges.



HANOVER™

More Than a Compressor Company™


HANOVER




UNIVERSAL®
COMPRESSION

MERGERS PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Hanover and Universal Stockholders:

As we previously announced, the boards of directors of Hanover Compressor Company and Universal Compression Holdings, Inc. have each unanimously approved mergers combining Hanover and Universal in what we intend to be a "merger of equals." Exterran Holdings, Inc., or Holdings, a new company incorporated in Delaware, will hold what today are Hanover's and Universal's independent businesses. Upon consummation of the mergers, Holdings' common stock is expected to be listed on the New York Stock Exchange under the symbol "EXH."

If the mergers are consummated, Hanover stockholders will receive 0.325 shares of the common stock of Holdings for each share of Hanover common stock held, and Universal stockholders will receive one share of common stock of Holdings for each share of Universal common stock held.

Based on the number of shares of common stock of Hanover and Universal outstanding on February 2, 2007, the last trading day prior to the public announcement of the merger, former Hanover stockholders will own approximately 53% of the common stock of Holdings and former Universal stockholders will own approximately 47% of the common stock of Holdings.

Each of Hanover and Universal is holding its annual meeting of stockholders on August 16, 2007 to adopt the merger agreement and approve certain equity incentive plans to be used by Holdings if the mergers are completed. Each company's stockholders will also elect directors and act on other matters normally considered at each company's annual meeting. Information about these meetings and the mergers is contained in this joint proxy statement/prospectus. We encourage you to read this entire joint proxy statement/prospectus, as well as the annexes and information incorporated by reference, carefully.

The boards of directors of Hanover and Universal each unanimously recommend that their respective stockholders vote **FOR** the proposal to adopt the merger agreement.

In considering the recommendation of your company's board of directors, you should be aware that directors and officers of Hanover and Universal have interests in the mergers that are different from, or are in addition to, the interests of Hanover and Universal stockholders generally, and that these directors and officers will directly benefit if the mergers are consummated. These interests and benefits are described in this joint proxy statement/prospectus.

This joint proxy statement/prospectus describes the annual meetings, the proposals to be considered and voted upon at the annual meetings and related matters. Every vote is important. Whether or not you plan to attend your company's annual meeting, please take the time to vote by following the instructions on your proxy card.

We enthusiastically support this combination of our companies and join with our boards in recommending that you vote **FOR** the adoption of the merger agreement. Thank you for your continued interest in and support for our companies.

Sincerely,	Sincerely,
John E. Jackson President and Chief Executive Officer Hanover Compressor Company	Stephen A. Snider President and Chief Executive Officer Universal Compression Holdings, Inc.

For a discussion of risk factors you should consider in evaluating the mergers, see "Risk Factors" beginning on page 22.

Based on the number of Hanover and Universal shares outstanding on June 28, 2007, there would be 65,785,525 shares of Holdings' common stock, par value $0.01 per share, issued in connection with the mergers.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the mergers and other transactions described in this joint proxy statement/prospectus nor have they approved or disapproved the issuance of Holdings' common stock in connection with the mergers, or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated July 6, 2007, and, together with the accompanying proxy card, is first being mailed to stockholders of Hanover and Universal on or about July 13, 2007.




HANOVER

HANOVER COMPRESSOR COMPANY

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD AUGUST 16, 2007

To the Stockholders of Hanover Compressor Company:

We cordially invite you to our 2007 Annual Meeting of Stockholders. The meeting will be held on Thursday, August 16, 2007, at 9:00 a.m., local time, at the InterContinental Hotel Houston, 2222 West Loop South, Houston, Texas 77027. At this year's meeting, you will be asked to:

- adopt the Agreement and Plan of Merger, dated as of February 5, 2007, among Hanover Compressor Company, Universal Compression Holdings, Inc., Exterran Holdings, Inc. (formerly known as Iliad Holdings, Inc.), Hector Sub, Inc. and Ulysses Sub, Inc., as amended, a composite copy of which is attached as Annex A to this joint proxy statement/prospectus;
- approve the Holdings 2007 Stock Incentive Plan, a copy of which is attached as Annex D to this joint proxy statement/prospectus, to be used by Holdings following the consummation of the mergers;
- approve the Holdings Employee Stock Purchase Plan, a copy of which is attached as Annex E to this joint proxy statement/prospectus, to be used by Holdings following the consummation of the mergers;
- elect eleven directors to serve as members of Hanover's board of directors until Hanover's next Annual Meeting of Stockholders or until their successors are duly elected and qualified;
- ratify the reappointment of PricewaterhouseCoopers LLP as Hanover's independent registered public accounting firm for fiscal year 2007; and
- transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

If the Agreement and Plan of Merger is adopted and the mergers are consummated, the Hanover directors elected pursuant to the proposal in the fourth bullet above will serve only until the mergers are consummated. Also, the proposals described in the second and third bullets will be implemented only if the Agreement and Plan of Merger is adopted. For more information about the proposals and the annual meeting, please review the accompanying joint proxy statement/prospectus.

Hanover will transact no other business at its annual meeting, except for business properly brought before the annual meeting or any adjournment or postponement thereof.

Only holders of record of shares of Hanover common stock at the close of business on June 28, 2007, the record date for the annual meeting, are entitled to notice of, and a vote at, the annual meeting and any adjournments or postponements of the annual meeting.

Your vote is important. We encourage you to sign and return your proxy card, or use the telephone or Internet voting procedures, before the annual meeting, so that your shares will be represented and voted at the annual meeting even if you cannot attend in person.

Please do not send any share certificates at this time. If the mergers are consummated, we will notify you of the procedures for exchanging Hanover share certificates for shares of Holdings.

GARY M. WILSON
Corporate Secretary

Houston, Texas
July 6, 2007



HOW TO OBTAIN ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Hanover and Universal from other documents that are not included in or delivered with this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 219 for a listing of documents incorporated by reference. This information is available for you to review at the public reference room of the Securities and Exchange Commission, or SEC, located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC's website, *www.sec.gov*. You can also obtain those documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Hanover Compressor Company
12001 N. Houston Rosslyn
Houston, Texas 77086
(281) 447-8787
Attention: Investor Relations
www.hanover-co.com

Universal Compression Holdings, Inc.
4444 Brittmoore
Houston, Texas 77041
(713) 335-7000
Attention: Investor Relations
www.universalcompression.com

You may also obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from D.F. King & Co., Inc., Hanover's proxy solicitor, or Georgeson Inc., Universal's proxy solicitor, at the following addresses and telephone numbers:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
(800) 859-8508

Georgeson Inc.
17 State Street
New York, New York 10004
(877) 278-9673

If you would like to request documents, please do so by August 9, 2007 in order to receive them before the annual meetings.

VOTING BY INTERNET, TELEPHONE OR MAIL

If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other recordholder to see which options are available to you.

Hanover stockholders of record may submit their proxies by:

Internet. You can vote over the Internet by accessing the website listed on your proxy card and following the instructions on the website prior to 11:59 EST on Wednesday, August 15, 2007. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s).

Telephone. You can vote by telephone by calling the toll-free number listed on your proxy card in the United States, Canada or Puerto Rico on a touch-tone phone prior to 11:59 EST on Wednesday, August 15, 2007. You will then be prompted to enter the control number printed on your proxy card and to follow the subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s).

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

Universal stockholders of record may submit their proxies by:

Internet. You can vote over the Internet by accessing the website listed on your proxy card and following the instructions on the website prior to 11:59 EST on Wednesday, August 15, 2007. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s).

Telephone. You can vote by telephone by calling the toll-free number listed on your proxy card in the United States, Canada or Puerto Rico on a touch-tone phone prior to 11:59 EST on Wednesday, August 15, 2007. You will then be prompted to enter the control number printed on your proxy card and to follow subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s).

Mail. You can vote by mail by completing, signing, dating and mailing your proxy card(s) in the postage-paid envelope included with this joint proxy statement/prospectus.

TABLE OF CONTENTS

SUMMARY

This summary highlights selected information contained in this joint proxy statement/prospectus and may not contain all the information that is important to you. Hanover and Universal urge you to read carefully this joint proxy statement/prospectus in its entirety, as well as the annexes. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 219. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

In this joint proxy statement/prospectus, "Holdings" refers to Exterran Holdings, Inc., "Hanover" refers to Hanover Compressor Company and its consolidated subsidiaries, "Universal" refers to Universal Compression Holdings, Inc. and its consolidated subsidiaries and the "merger agreement" refers to the Agreement and Plan of Merger, dated February 5, 2007, as amended by Amendment No. 1 thereto, dated June 25, 2007, by and among Hanover, Universal, Holdings, Hector Sub, Inc. and Ulysses Sub, Inc., a composite copy of which is attached as Annex A to this joint proxy statement/prospectus.

Questions and Answers About the Meetings

Below are brief answers to questions you may have concerning the transactions described in this joint proxy statement/prospectus and the annual meetings of Hanover and Universal. These questions and answers do not, and are not intended to, address all of the information that may be important to you. You should read carefully this entire joint proxy statement/prospectus and the other documents to which we refer you.

GENERAL

Q: Why am I receiving this document?

A: This is a joint proxy statement being used by both the Hanover and Universal boards of directors to solicit proxies of Hanover and Universal stockholders in connection with the proposed mergers involving Hanover and Universal and the annual meetings of Hanover and Universal. In addition, this document is a prospectus being delivered to Hanover and Universal stockholders because Holdings is offering shares of its common stock to be issued in exchange for shares of Hanover common stock and Universal common stock if the mergers are completed.

Q: When and where are the meetings of the stockholders?

A: The annual meeting of Hanover stockholders will take place at 9:00 a.m., local time, on Thursday, August 16, 2007, at the InterContinental Hotel Houston, 2222 West Loop South, Houston, Texas 77027. The annual meeting of Universal stockholders will take place at 9:00 a.m., local time, on Thursday, August 16, 2007, at the Hilton Houston Westchase, 9999 Westheimer Road, Houston, Texas 77042. Additional information relating to the Hanover and Universal annual meetings is set forth beginning on pages 108 and 156, respectively.

Q: Who can answer any questions I may have about the annual meetings or the mergers?

A: Hanover has retained D.F. King & Co., Inc. to serve as an information agent and proxy solicitor in connection with its annual meeting and the mergers. Hanover stockholders may call D.F. King & Co. toll-free at (800) 859-8508 with any questions they may have. Banks and brokers may call collect at (212) 659-5550.

Universal has retained Georgeson Inc. to serve as an information agent and proxy solicitor in connection with its annual meeting and the mergers. Universal stockholders may call Georgeson Inc. toll-free at (877) 278-9673 with any questions they may have. Banks and brokers may call at (212) 440-9800.

CONCERNING THE MERGERS

Q: What will happen in the proposed mergers?

A: Prior to entering into the merger agreement, Universal formed a new Delaware corporation, Iliad Holdings, Inc., which has since been renamed Exterran Holdings, Inc., and which we refer to in this joint proxy statement/prospectus as "Holdings." When the transactions are consummated, Holdings' two newly created, wholly owned subsidiaries, Hector Sub, Inc. and Ulysses Sub, Inc., will merge with and into Hanover and Universal, respectively. As a result of these mergers, which we call the "Hanover merger" and the "Universal merger," respectively, each of Hanover and Universal will become wholly owned subsidiaries of Holdings. We refer to the Hanover merger and the Universal merger collectively in this joint proxy statement/prospectus as the "mergers." After the mergers, the current stockholders of Hanover and Universal will be the stockholders of Holdings.

Additional information on the mergers is set forth beginning on page 34.

Q: Why are Hanover and Universal proposing the mergers?

A: Hanover and Universal believe the mergers will provide substantial strategic and financial benefits to Hanover and Universal and their respective stockholders, employees and customers, including:

- the combination of complementary strengths,
- improved operating efficiencies and reliability as well as a broader and deeper array of experienced and skilled technicians and service specialists,
- a larger pool of U.S. contract compression contracts and assets that can be offered for sale over time to Universal Compression Partners, L.P., a publicly traded master limited partnership that is a subsidiary of Universal and that we refer to as the "Universal Partnership." The Universal Partnership will be renamed Exterran Partners, L.P. upon the consummation of the mergers.
- stronger and more stable earnings and cash flow as a result of business line diversification,
- an expanded international platform, and
- significant cost savings and synergies.

Additional information on the strategic and financial rationale for the mergers, as well as each of Hanover's and Universal's reasons for the mergers, is set forth beginning on pages 43, 44 and 48, respectively.

Q: What will I receive for my shares?

A: As a result of the mergers, each holder of shares of Hanover common stock will have the right to receive 0.325 shares of Holdings common stock in exchange for each share of Hanover common stock the holder owns. Holders of Hanover common stock will have the right to receive cash for any fractional shares of Holdings common stock that they would otherwise be entitled to receive in the Hanover merger. The amount of cash payable for any fractional shares of Holdings common stock will be determined based on the average closing price of a share of Universal common stock during the 15 trading days ending on the third trading day immediately preceding the effective time of the Hanover merger. Each holder of shares of Universal common stock will have the right to receive one share of Holdings common stock in exchange for each share of Universal common stock the holder owns. Based on the number of shares of Hanover and Universal common stock outstanding on February 2, 2007, the last trading day prior to the announcement of the execution of the merger agreement by the parties, former Hanover stockholders will own approximately 53% of Holdings and former Universal stockholders will own approximately 47% of Holdings.

Additional information on the consideration to be received in the mergers is set forth beginning on page 82.

Q: What are my U.S. federal income tax consequences as a result of the mergers?

A: We expect that holders of Hanover or Universal common stock will not recognize gain or loss for U.S. federal income tax purposes in the mergers (except with respect to any cash received in lieu of fractional shares of Holdings common stock). You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign tax consequences of the mergers to you.

Additional information regarding tax matters is set forth in "Material U.S. Federal Income Tax Consequences of the Mergers" beginning on page 79.

Q: What vote is required to approve the mergers?

A: For both Hanover and Universal, the affirmative vote of a majority of their respective shares of common stock outstanding and entitled to vote as of the respective record dates is required to adopt the merger agreement and thereby approve the mergers. At the close of business on June 28, 2007, the record date for the Hanover annual meeting, directors and executive officers of Hanover and their respective affiliates had the right to vote 24.9% of the then outstanding shares of Hanover common stock. At the close of business on June 28, 2007, the record date for the Universal annual meeting, directors and executive officers of Universal and their respective affiliates had the right to vote 1.0% of the then outstanding shares of Universal common stock. Each of Hanover's and Universal's directors and executive officers has indicated his or her present intention to vote, or cause to be voted, the shares of Hanover or Universal common stock owned by him or her for the adoption of the merger agreement.

Additional information on the votes required to approve the mergers is located on page 108 for Hanover and on page 157 for Universal.

Q: How do the boards of directors of Hanover and Universal recommend that I vote with respect to the proposed mergers?

A: Hanover's board of directors unanimously recommends that the stockholders of Hanover vote "FOR" the proposal to adopt the merger agreement and consummate the mergers.

Universal's board of directors unanimously recommends that the stockholders of Universal vote "FOR" the proposal to adopt the merger agreement and consummate the mergers.

Additional information on the recommendation of Hanover's board of directors and the recommendation of Universal's board of directors is set forth in "The Mergers — Hanover's Reasons for the Mergers and Recommendation of Hanover's Board of Directors" beginning on page 44 and "The Mergers — Universal's Reasons for the Mergers and Recommendation of Universal's Board of Directors" beginning on page 48, respectively.

You should note that some Hanover directors and executive officers and some Universal directors and executive officers have interests in the mergers as directors or officers that are different from, or in addition to, the interests of other Hanover stockholders or Universal stockholders, respectively. Information relating to the interests of Hanover's and Universal's directors and executive officers in the mergers is set forth in "The Mergers — Interests of Hanover and Universal Directors and Executive Officers in the Mergers" beginning on page 66.

Q: Who else must approve the mergers?

A: Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, Hanover and Universal may not complete the mergers until they have furnished certain information and materials to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the applicable waiting period has expired or been early terminated. Completion of the mergers is also subject to approval of certain non-U.S. antitrust regulatory authorities if the failure to obtain those approvals would have a material adverse effect on Holdings after completion of the mergers. On July 3, 2007, Hanover and Universal each received notice that the waiting period required by the HSR Act with respect to the Mergers had been early terminated. In addition, Hanover and Universal have determined the jurisdictions in which foreign competition filings are required and have made the necessary filings.

Additional information regarding regulatory approvals required for completion of the mergers is set forth in "The Mergers — Regulatory Matters" beginning on page 75.

Q: Will Holdings' shares be traded on an exchange?

A: It is a condition to the completion of the mergers that the shares of common stock of Holdings that will be issuable pursuant to the mergers be approved for listing on the New York Stock Exchange. We intend to apply to list the shares of Holdings common stock to be issued or reserved for issuance in connection with the mergers on the New York Stock Exchange prior to the consummation of the mergers. We expect that the shares of Holdings common stock will trade under the symbol "EXH."

Q: When do you expect to complete the mergers?

A: We are working to complete the mergers in the third quarter of 2007, although we cannot assure completion by any particular date. If Hanover and Universal stockholders adopt the merger agreement at their respective companies' annual meetings, we expect that the other conditions to completion of the mergers will be satisfied and the mergers will be consummated within three business days following the annual meetings.

Q: Who will serve as the directors and executive officers of Holdings after the consummation of the mergers?

A: Upon the consummation of the mergers, the Holdings board of directors will consist of 10 members, half of whom will be current members of Universal's board of directors designated by Universal and half of whom will be current members of Hanover's board of directors designated by Hanover. Gordon T. Hall, the current Chairman of the board of directors of Hanover, will serve as Chairman of Holdings' board of directors. Stephen A. Snider, the current President and Chief Executive Officer and Chairman of Universal, will serve as President and Chief Executive Officer and a director of Holdings. Additional information about the directors and executive officers of Holdings after consummation of the mergers is set forth in "The Mergers — Continuing Board and Management Positions" beginning on page 74.

Q: Are there risks associated with the mergers?

A: Yes, there are important risks associated with the mergers. We encourage you to read carefully and in their entirety the sections of this joint proxy statement/prospectus entitled "Risk Factors" and "Cautionary Information Regarding Forward-Looking Statements" beginning on pages 22 and 33, respectively.

CONCERNING THE HANOVER AND UNIVERSAL ANNUAL MEETINGS

Q: In addition to the proposed mergers, what other proposals are to be considered and voted upon at the Hanover annual meeting and the Universal annual meeting?

A: Hanover stockholders are being asked to consider and vote on the following four proposals, which we refer to collectively as the "Hanover annual business matter proposals," in addition to the proposed mergers:

- the "Holdings incentive plan proposal," which is a proposal to approve a new long-term equity incentive plan to be used by Holdings following the consummation of the mergers to make awards of equity incentive compensation to directors, officers and employees of Holdings;
- the "Holdings stock purchase plan proposal," which is a proposal to approve a new employee stock purchase plan to be used by Holdings following the consummation of the mergers;
- the "Hanover election of directors proposal," which is a proposal to elect eleven directors to serve as members of Hanover's board of directors until the 2008 annual meeting of Hanover stockholders or until their successors are duly elected and qualified; and
- the "Hanover auditors ratification proposal," which is a proposal to ratify the reappointment of PricewaterhouseCoopers LLP as Hanover's independent registered public accounting firm for fiscal year 2007.

Universal stockholders are being asked to consider and vote on the following four proposals, which we refer to collectively as the "Universal annual business matter proposals," in addition to the proposed mergers:

- the Holdings incentive plan proposal;
- the Holdings stock purchase plan proposal;
- the "Universal election of directors proposal," which is a proposal to re-elect Thomas C. Case, Janet F. Clark and Uriel E. Dutton to serve as Class A members of Universal's board of directors until the 2010 annual meeting of Universal stockholders or until their successors are duly elected and qualified; and
- the "Universal auditors ratification proposal," which is a proposal to ratify the reappointment of Deloitte & Touche LLP as Universal's independent registered public accounting firm for fiscal year 2007.

Additional information relating to the Hanover annual business matter proposals and the Universal annual business matter proposals is set forth beginning on pages 108 and 156, respectively.

Q: What stockholder approvals are required to approve the Hanover election of directors proposal and the Hanover auditors ratification proposal and the Universal election of directors proposal and the Universal auditors ratification proposal?

A: For Hanover, the affirmative vote of a plurality of the votes of the shares present in person or represented by proxy and entitled to vote at the Hanover meeting is required to elect each director nominee in connection with the Hanover election of directors proposal. However, Hanover's Governance Principles require that any nominee who receives a greater number of "withheld" votes than "for" votes must submit his or her resignation for consideration by the Hanover board of directors. The affirmative vote of a majority of the shares of voting stock represented at the Hanover meeting is required to approve the Hanover auditors ratification proposal.

Additional information on Hanover's policy with regard to nominees who receive more votes "withheld" than "for" such nominee is set forth in the excerpt from the Hanover's Governance Principles Concerning Shareholder Election of Directors included in this joint proxy statement/prospectus as Annex F.

For Universal, the affirmative vote of a plurality of the votes cast at the Universal meeting is required to approve the Universal election of directors proposal, which means that the number of nominees recommended for election by the board of directors, currently three, receiving the greatest number of votes will be elected. The affirmative vote of a majority of the votes cast at the Universal meeting is required to approve the Universal auditors ratification proposal.

Q: How will the vote on the proposed mergers impact the Hanover directors elected pursuant to the Hanover election of directors proposal and the Universal directors elected pursuant to the Universal election of directors proposal?

A: If the proposed mergers receive the requisite stockholder approvals at the respective annual stockholders meetings of Hanover and Universal, the Hanover directors elected pursuant to the Hanover election of directors proposal and the Universal directors elected pursuant to the Universal election of directors proposal will serve until all of the other conditions to closing of the mergers are satisfied or waived and the mergers are consummated, at which time they will resign. Upon consummation of the mergers, each of Hanover and Universal will become subsidiaries of Holdings and the board of directors of Holdings will consist of 10 members, half of whom will consist of members of Hanover's board of directors designated by the Hanover board of directors and half of whom will consist of members of Universal's board of directors designated by the Universal board of directors, as provided in the merger agreement. More information regarding the Hanover and Universal directors who are expected to serve on the board of directors of Holdings is set forth in "The Mergers — Continuing Board and Management Positions" beginning on page 74.

Plan and allocated to your plan account on the proposals to be considered at the Universal annual meeting. Plan participant voting directions will be treated confidentially. The plan trustee will follow participants' voting directions unless it determines that to do so would be contrary to the Employee Retirement Income Security Act of 1974. If you elect not to provide voting directions, the Universal plan trustee will vote all of the Universal shares allocated to your account in the same proportion as the actual voting instructions submitted by plan participants at least two days prior to the Universal annual meeting. Because the plan trustee must process voting instructions from participants before the date of the Universal annual meeting, you are urged to deliver your instructions well in advance of the Universal annual meeting so that the instructions are received no later than August 13, 2007.

Q: What if I do not vote on the matters relating to the mergers?

A: Because adoption of the merger agreement requires the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote of each of Hanover and Universal as of the respective record dates, if you abstain or fail to vote your shares in favor of adoption of the merger agreement, this will have the same effect as voting your shares against adoption of the merger agreement. If you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the proposed mergers, it will have the same effect as a vote against the proposed mergers. If you respond but do not indicate how you want to vote on the proposed mergers, your proxy will be counted as a vote in favor of adoption of the merger agreement.

Q: What if I want to change my vote?

A: If you are a stockholder of record of Hanover or Universal, you may send a later-dated, signed proxy card so that it is received prior to your annual meeting, or you may attend your annual meeting in person and vote. You may also revoke your proxy card by sending a notice of revocation that is received prior to your annual meeting to your company's Corporate Secretary at the address set forth under "The Companies" beginning on page 97. You may also change your vote by telephone or Internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

If your shares are held in "street name" by a broker or other nominee, you should follow the instructions provided by your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: No. Neither the Hanover stockholders nor the Universal stockholders will have appraisal rights under Delaware law as a result of the mergers.

The Companies

Hanover Compressor Company
12001 N. Houston Rosslyn
Houston, Texas 77086
(281) 447-8787

Hanover is a global market leader in the full service natural gas compression business and is also a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications. Hanover sells and rents this equipment and provides complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and its fleet of rental equipment. For the twelve months ended December 31, 2006, Hanover had revenues and other income of $1,670.7 million and net income of $86.5 million. Hanover had revenues and other income of $473.2 million and net income of $25.4 million for the three months ended March 31, 2007.

Universal Compression Holdings, Inc.
4444 Brittmoore Road
Houston, Texas 77041
(713) 335-7000

Universal is one of the largest natural gas compression services companies in the world in terms of compressor fleet horsepower, with a fleet as of March 31, 2007 of approximately 7,100 compressor units comprising approximately 2.7 million horsepower. Universal provides a full range of natural gas compression services and products, including sales, operations, maintenance and fabrication to the natural gas industry, both domestically and internationally. For the twelve months ended December 31, 2006, Universal had revenues of $947.7 million and net income of $87.7 million. Universal had revenues of $239.4 million and net income of $14.3 million for the three months ended March 31, 2007.

Exterran Holdings, Inc.
4444 Brittmoore Road
Houston, Texas 77041
(713) 335-7000

Exterran Holdings, Inc., or Holdings, which changed its name from Iliad Holdings, Inc. on June 18, 2007, is a Delaware corporation formed for the purpose of holding both Hanover and Universal as wholly owned subsidiaries following completion of the mergers.

Hector Sub, Inc.
4444 Brittmoore Road
Houston, Texas 77041
(713) 335-7000

Hector Sub is a wholly owned subsidiary of Holdings, formed solely for the purpose of engaging in the Hanover merger and the other transactions contemplated by the merger agreement. In the Hanover merger, Hector Sub will merge with and into Hanover and thereafter cease to exist.

Ulysses Sub, Inc.
4444 Brittmoore Road
Houston, Texas 77041
(713) 335-7000

Ulysses Sub is a wholly owned subsidiary of Holdings, formed solely for the purpose of engaging in the Universal merger and the other transactions contemplated by the merger agreement. In the Universal merger, Ulysses Sub will merge with and into Universal and thereafter cease to exist.

The Mergers

Recommendations of the Hanover and Universal Boards of Directors (Pages 44 and 48)

At its meeting on February 3, 2007, after due consideration, the Hanover board of directors unanimously:

- determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of the stockholders of Hanover;
- approved, authorized and adopted the merger agreement; and
- recommended that the stockholders of Hanover vote for adoption of the merger agreement at the annual meeting of stockholders of Hanover.

At its meeting on February 3, 2007, after due consideration, the Universal board of directors unanimously:

- determined that the merger agreement and the transactions it contemplates are advisable, fair to and in the best interests of Universal and its stockholders;
- approved the merger agreement; and
- recommended that the Universal stockholders vote for the adoption of the merger agreement.

To review the risks related to the mergers and the combined company following consummation of the mergers, please see "Risk Factors" beginning on page 22. To review the background, strategic and financial rationale and reasons for the mergers, please see the sections beginning on pages 35, 43 and 44 and 48, respectively.

Opinion of Hanover's Financial Advisor (Page 54)

On February 3, 2007, Credit Suisse Securities (USA) LLC, or Credit Suisse, rendered its oral opinion to Hanover's board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse's written opinion dated the same date) to the effect that, as of February 3, 2007, the Hanover exchange ratio was fair, from a financial point of view, to the holders of Hanover common stock. Credit Suisse has not been requested to and is not expected to update or reaffirm its opinion.

Credit Suisse's opinion was directed to Hanover's board of directors and only addressed the fairness from a financial point of view of the Hanover exchange ratio and does not address any other aspect or implication of the mergers. The summary of Credit Suisse's opinion in this joint proxy statement/ prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. Hanover encourages Hanover's stockholders to carefully read the full text of Credit Suisse's written opinion. However, neither Credit Suisse's written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matter relating to the mergers.

Pursuant to an engagement letter between Hanover and Credit Suisse, dated December 20, 2006, Hanover has agreed to pay Credit Suisse a transaction fee of $8 million. Payment of Credit Suisse's fee is fully contingent upon the consummation of the mergers.

Opinion of Universal's Financial Advisor (Page 59)

Goldman, Sachs & Co., or Goldman Sachs, rendered its opinion to the board of directors of Universal that, as of February 5, 2007 and based upon and subject to the factors and assumptions set forth therein, the Universal exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of Universal common stock. Universal does not intend to request that Goldman Sachs render an opinion as of any date subsequent to February 5, 2007.

The full text of the written opinion of Goldman Sachs, dated February 5, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. **Goldman Sachs provided its opinion for the information and assistance of the board of directors of Universal in connection with its consideration of the mergers. The Goldman Sachs opinion is not a recommendation as to how any holder of Universal common stock should vote with respect to the mergers.**

Pursuant to an engagement letter between Universal and Goldman Sachs, dated December 22, 2006, Universal has agreed to pay Goldman Sachs a transaction fee of $10 million, payable upon consummation of the mergers. Universal has also agreed to consider, in good faith, taking into account the level of service that Goldman Sachs has provided in connection with the merger, paying Goldman Sachs an additional transaction fee of $3 million. Payment of Goldman Sachs' fees is fully contingent upon the consummation of the mergers.

Interests of Directors and Executive Officers in the Mergers (Page 65)

You should be aware that some Hanover and Universal directors and executive officers have interests in the mergers as directors or executive officers that are different from, or in addition to, the interests of other Hanover and Universal stockholders.

Continuing Board and Management Positions (Page 74)

The Holdings board of directors will consist of 10 members, five of whom will be current members of, and designated by, Hanover's board of directors and five of whom will be current members of, and designated by, Universal's board of directors.

Hanover intends to designate the following current members of its board of directors to serve on the Holdings board of directors:

- Gordon T. Hall;
- John E. Jackson;
- Peter H. Kamin;
- William C. Pate; and
- Stephen M. Pazuk.

Universal intends to designate the following current members of its board of directors to serve on the Holdings board of directors:

- Stephen A. Snider;
- Ernie L. Danner;
- Uriel E. Dutton;
- Janet F. Clark; and
- J.W.G. "Will" Honeybourne.

Stephen A. Snider, Universal's current President and Chief Executive Officer and Chairman of Universal's board of directors, will be the President and Chief Executive Officer of Holdings and a member of the Holdings board of directors. Gordon T. Hall, the current chairman of Hanover's board of directors, will be the chairman of the Holdings board of directors.

Regulatory Matters (Page 75)

HSR Act

Under the HSR Act, the mergers may not be consummated until premerger notifications and required information have been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission, or FTC, and the relevant waiting periods have been early terminated or have expired. On July 3, 2007, Hanover and Universal each received notice that the waiting period required by the HSR Act with respect to the mergers had been early terminated.

At any time before or after consummation of the mergers, the Antitrust Division, the FTC or any state attorney general could take any action under the antitrust laws deemed necessary or desirable in the public interest, including seeking to enjoin consummation of the mergers or seeking divestiture of particular assets or businesses of Hanover or Universal. The merger agreement requires Hanover and Universal to satisfy any conditions or divestiture requirements imposed upon them unless the conditions or divestitures would be reasonably likely to have a material adverse effect on the combined company after the completion of the mergers.

Foreign Clearances

Completion of the mergers also may be subject to the antitrust laws, rules and regulations of foreign governmental authorities. The mergers may not be completed before receiving foreign antitrust clearances unless the failure to obtain those clearances would not have a material adverse effect on the combined company after completion of the mergers. Hanover and Universal have determined the jurisdictions in which foreign competition filings are required and have made the necessary filings.

Accounting Treatment (Page 77)

The mergers will be accounted for using the purchase method of accounting. Although the business combination of Hanover and Universal is a merger of equals, Hanover has been determined to be the acquirer for purposes of generally accepted accounting principles. The purchase price will be allocated to Universal's identifiable assets and liabilities based on their estimated fair values at the date of the consummation of the mergers, and any excess of the purchase price over those fair values will be accounted for as goodwill.

No Appraisal Rights (Page 77)

Hanover and Universal stockholders will not have appraisal rights under Delaware law as a result of the mergers.

Material U.S. Federal Income Tax Consequences of the Mergers (Page 79)

Hanover and Universal have structured the mergers so that a holder of Hanover common stock or Universal common stock will not recognize gain or loss upon the receipt of Holdings common stock in exchange for Hanover or Universal common stock in the mergers except to the extent of cash, if any, received in lieu of a fractional share of Holdings common stock. It is a condition to the closing of the mergers that Vinson & Elkins L.L.P. deliver its opinion to Hanover and Baker Botts L.L.P. deliver its opinion to Universal that for U.S. federal income tax purposes no gain or loss shall be recognized by a holder of that company's common stock upon the transfer of that company's common stock to Holdings in exchange for Holdings common stock pursuant to the applicable merger.

This summary does not address tax consequences that may vary with, or depend upon, individual circumstances. Accordingly, you should consult a tax advisor to determine the U.S. federal, state, local and foreign tax consequences to you of the mergers taking into account your particular circumstances.

Summary of Merger Agreement (Page 81)

The merger agreement is attached as Annex A to this joint proxy statement/prospectus and governs the terms of the mergers.

Conditions to Mergers (Page 93)

Hanover's and Universal's obligations to consummate the mergers are subject to the satisfaction or waiver of a number of conditions, including:

- adoption of the merger agreement by the stockholders of each of Hanover and Universal;
- the expiration or early termination of any waiting period applicable to the consummation of the mergers under the HSR Act and, except in certain circumstances, the receipt of approval or expiration of any mandatory waiting periods under applicable non-U.S. antitrust laws, which condition has been satisfied;
- the absence of any decree, order or injunction of a U.S. court of competent jurisdiction that prohibits the consummation of the mergers;
- the receipt by each of Hanover and Universal of a legal opinion with respect to certain U.S. federal income tax consequences of the mergers;
- the receipt of required consents and relief from Hanover's and Universal's credit agreements, which have been obtained;
- the parties' satisfaction that financing arrangements have been obtained to allow for the repayment or repurchase of any indebtedness that may be required to be repaid or repurchased as a result of the consummation of the mergers; and
- other customary conditions, including the truth and correctness of the representations and warranties and performance of covenants by each party, subject to a materiality standard, and the absence of any occurrence, state of facts or development that has had or is reasonably likely to have a material adverse effect.

"No Solicitation" Provisions (Page 90)

The merger agreement contains "no solicitation" provisions that prohibit either party from taking any action to solicit a takeover proposal. The agreement does not, however, prohibit either party from furnishing information to or participating in negotiations with a person making a takeover proposal that such party's board of directors determines is or is reasonably likely to lead to a superior proposal, if the failure to do so would be inconsistent with that board's fiduciary duties to its stockholders.

Termination of Merger Agreement (Page 95)

The parties may terminate the merger agreement by mutual written consent. Either party may terminate the merger agreement if:

- the mergers have not been consummated by February 5, 2008, through no fault of the terminating party;
- the stockholders of Hanover or Universal have held a meeting to consider the merger agreement but have not voted to adopt the merger agreement;
- there is a final and nonappealable legal restraint, injunction or prohibition of the mergers, as long as the terminating party has complied with certain covenants in the merger agreement and has used its reasonable best efforts to remove the legal restraint;
- the other party has breached its representations and warranties or failed to perform its covenants or agreements in a manner that would cause the failure of the related closing condition, unless the breach is cured within 90 days after notice of the breach; or

- the board of directors of the other party has withdrawn or adversely modified its recommendation of the merger agreement or the proposed transactions or proposes to do the same, recommended a takeover proposal or failed to timely reaffirm its recommendation to stockholders upon request.

Expenses and Termination Fees (Page 95)

Hanover or Universal will be obligated to pay the other party a termination fee of $70 million if the merger agreement is terminated because the board of directors of the non-terminating party has changed its recommendation of the merger agreement. Hanover or Universal also will be obligated to pay the other party a fee of $5 million if there has been a takeover proposal with respect to the party that becomes obligated to pay the fee and the merger agreement is then terminated, either because the mergers have not been completed by February 5, 2008 or because the stockholders of the party that is the subject of the takeover proposal do not vote in favor of adoption of the merger agreement. Under those circumstances, the party that is the subject of the takeover proposal will be required to pay to the other party an additional $65 million termination fee if it enters into any definitive agreement with respect to, or consummates, any takeover proposal within 365 days after the termination of the merger agreement.

Comparison of Stockholder Rights (Page 210)

Hanover, Universal and Holdings are incorporated under the laws of the State of Delaware. In accordance with the merger agreement, upon the consummation of the mergers, the holders of Hanover common stock and Universal common stock will exchange their respective shares of common stock for Holdings common stock in accordance with their respective exchange ratios. Your rights as a stockholder of Holdings will be governed by Delaware law, Holdings' restated certificate of incorporation and the amended and restated bylaws of Holdings. For a comparison of the material rights of Hanover stockholders, Universal stockholders and Holdings stockholders under each company's organizational documents and the Delaware statutory framework, please see "Comparison of Stockholder Rights" beginning on page 210.

Matters to be Considered at the Annual Meetings

Hanover

Hanover stockholders will be asked to vote on the following proposals:

- to adopt the merger agreement;
- to approve the Holdings 2007 Stock Incentive Plan, a copy of which is attached as Annex D to this joint proxy statement/prospectus, to be used by Holdings following the consummation of the mergers;
- to approve the Holdings Employee Stock Purchase Plan, a copy of which is attached as Annex E to this joint proxy statement/prospectus, to be used by Holdings following the consummation of the mergers;
- to elect eleven directors to serve as members of Hanover's board of directors until the 2008 annual meeting of Hanover stockholders or until their successors are duly elected and qualified;
- to ratify the reappointment of PricewaterhouseCoopers LLP as Hanover's independent registered public accounting firm for fiscal year 2007; and
- to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

If the merger agreement is adopted and the mergers are consummated, the Hanover directors elected pursuant to the proposal in the fourth bullet above will serve only until the mergers are consummated. Also, the proposals described in the second and third bullets will be implemented only if the merger agreement is adopted.

Universal

Universal stockholders will be asked to vote on the following proposals:

- to adopt the merger agreement;
- to approve the Holdings 2007 Stock Incentive Plan, a copy of which is attached as Annex D to this joint proxy statement/prospectus, to be used by Holdings following the consummation of the mergers;
- to approve the Holdings Employee Stock Purchase Plan, a copy of which is attached as Annex E to this joint proxy statement/prospectus, to be used by Holdings following the consummation of the mergers;
- to re-elect Thomas C. Case, Janet F. Clark and Uriel E. Dutton to service as Class A members of Universal's board of directors until the 2010 annual meeting of Universal stockholders or until their successors are duly elected and qualified;
- to ratify the reappointment of Deloitte & Touche LLP as Universal's independent registered public accounting firm for fiscal year 2007; and
- to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

If the merger agreement is adopted and the mergers are consummated, the Universal directors elected pursuant to the proposal in the fourth bullet above will serve only until the mergers are consummated. Also, the proposals described in the second and third bullets will be implemented only if the merger agreement is adopted.

Comparative Stock Prices and Dividends

Shares of Hanover common stock and Universal common stock are listed for trading on the New York Stock Exchange. The following table sets forth the closing sales prices per share of Hanover common stock, on an actual and adjusted basis, and Universal common stock on the New York Stock Exchange on the following dates:

- February 2, 2007, the last full trading day prior to the public announcement of the mergers, and
- July 5, 2007, the last trading day for which this information could be calculated prior to the filing of this joint proxy statement/prospectus.

	Hanover Common Stock	Hanover Adjusted(1)	Universal Common Stock	Universal Equivalent per Share(2)
February 2, 2007	$19.40	$59.69	$61.10	$61.10
July 5, 2007	$26.50	$81.54	$81.73	$81.73

(1) The adjusted per share data for Hanover common stock has been determined by dividing the market price of a share of Hanover common stock on each of the dates by 0.325 and is presented for comparative purposes. As a result of the Hanover merger, each holder of shares of Hanover common stock will have the right to receive 0.325 shares of Holdings common stock in exchange for each share of Hanover common stock the holder owns. The "Hanover Adjusted" value does not represent the value of the consideration that Hanover stockholders will receive per share as a result of the Hanover merger.

(2) The Universal equivalent per share price is the same as the Universal common stock price because, as a result of the Universal merger, each holder of shares of Universal common stock will have the right to receive one share of Holdings common stock in exchange for each share of Universal common stock the holder owns.

Neither Hanover nor Universal has ever declared or paid any cash dividends on its common stock. The board of directors of Holdings will determine the dividend policy of Holdings after consummation of the mergers.

Selected Historical Financial Data

Hanover and Universal are providing you with the following financial information to assist you in your analysis of the financial aspects of the mergers. This information is only a summary that you should read together with the historical audited consolidated financial statements of Hanover and Universal and the related notes, as well as the sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the annual reports on Form 10-K and quarterly reports on Form 10-Q for the three months ended March 31, 2007 that Hanover and Universal previously have filed with the SEC and that are incorporated by reference into this joint proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. See "Where You Can Find More Information" beginning on page 219.

	Hanover Compressor Company						
	Three Months Ended March 31,		Twelve Months Ended December 31,				
	2007	2006	2006	2005	2004	2003	2002
	(In thousands, except per share data)						
Statement of Operations Data:							
Revenue	$460,213	$336,730	$1,605,232	$1,349,572	$1,165,402	$1,047,978	$ 991,287
Equity in income of non-consolidated affiliates	5,683	5,848	19,430	21,466	19,780	23,014	18,554
Gain on sale of business and other income	7,332	30,219	46,001	4,551	3,413	4,088	3,600
Cost of sales (excluding depreciation and amortization)	303,810	216,141	1,049,701	867,483	731,545	643,680	581,899
Depreciation and amortization	50,896	41,968	181,416	182,681	175,308	169,164	148,141
Selling, general and administrative expenses	51,794	48,055	204,247	182,198	173,066	159,870	150,863
Interest expense(1)	26,865	31,640	118,006	136,927	146,978	89,175	43,352
Operating lease expense(1)	—	—	—	—	—	43,139	90,074
Debt extinguishment costs	—	5,902	5,902	7,318	—	—	—
Securities litigation settlement	—	—	—	—	(4,613)	42,991	—
Goodwill impairment	—	—	—	—	—	35,466	52,103
Provision for (benefit from) income tax	14,445	8,447	28,782	27,714	24,767	3,629	(17,114)
Income (loss) from continuing operations	25,402	22,141	85,722	(37,148)	(54,091)	(117,488)	(80,211)
Income (loss) from discontinued operations, net of tax	—	(92)	431	(869)	10,085	(3,861)	(35,857)
Cumulative effect of accounting change, net of tax	—	370	370	—	—	(86,910)	—
Net income (loss)	25,402	22,419	86,523	(38,017)	(44,006)	(208,259)	(116,068)
Earnings (loss) per common share from continuing operations:							
Basic	$ 0.25	$ 0.22	$ 0.85	$ (0.41)	$ (0.64)	$ (1.45)	$ (1.01)
Diluted	$ 0.23	$ 0.22	$ 0.80	$ (0.41)	$ (0.64)	$ (1.45)	$ (1.01)
Weighted average common stock outstanding:							
Basic	103,405	100,759	101,178	91,556	84,792	81,123	79,500
Diluted	117,619	111,428	112,035	91,556	84,792	81,123	79,500
Other Financial Data:							
Cash flows provided by (used in):							
Operating activities	$ 5,234	$(77,508)	$ 209,089	$ 122,487	$ 131,837	$ 164,735	$ 195,717
Investing activities	(64,043)	(1,315)	(168,168)	(104,027)	11,129	(43,470)	(193,703)
Financing activities	42,325	79,767	(18,134)	(6,890)	(162,350)	(84,457)	(4,232)

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data gives effect to the mergers. The unaudited pro forma statement of operations data presented below is based on the assumption that the mergers occurred as of January 1, 2006 and reflects only adjustments directly related to the mergers. The unaudited pro forma balance sheet data is prepared as if the mergers occurred on March 31, 2007. The pro forma adjustments are based on available information and assumptions that each company's management believes are reasonable and in accordance with SEC requirements. The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and should not be read for any other purpose. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies been combined for the period presented or the future results that the combined company will experience after the mergers. The selected unaudited pro forma condensed combined financial data:

- have been derived from and should be read in conjunction with the "Exterran Holdings, Inc. Unaudited Pro Forma Condensed Combined Financial Information" and the related notes beginning on page 199 of this joint proxy statement/prospectus; and

- should be read in conjunction with the historical consolidated financial statements of Hanover and Universal incorporated by reference into this joint proxy statement/prospectus.

	Three Months Ended March 31, 2007	Twelve Months Ended December 31, 2006
	(In thousands, except per share data)	
Statement of Operations Data:		
Revenue and other income	$720,343	$2,640,284
Cost of sales (excluding depreciation and amortization)	445,186	1,599,700
Depreciation and amortization	100,261	351,105
Selling, general and administrative expenses	84,736	312,658
Interest expense	41,632	178,268
Debt extinguishment costs	—	7,027
Provision for income tax	17,222	53,886
Income from continuing operations	31,737	141,486
Earnings per common share from continuing operations		
Basic	$ 0.50	$ 2.25
Diluted	$ 0.48	$ 2.17
Weighted average common stock outstanding		
Basic	63,427	62,794
Diluted	69,108	67,443

	As of March 31, 2007
	(In thousands)
Balance Sheet Data:	
Cash	$ 99,830
Working capital	(4,277)
Total assets	6,830,125
Debt	2,270,744
Stockholders' equity	3,151,012

Unaudited Comparative Per Share Data

The following selected comparative per share information of Hanover and Universal as of and for the three months ended March 31, 2007 was derived from the companies' unaudited financial statements and as of and for the twelve months ended December 31, 2006 was derived from the companies' audited financial statements. You should read this information along with Hanover's and Universal's historical consolidated financial statements and the accompanying notes for that period included in the documents described under "Where You Can Find More Information" beginning on page 219. You should also read the unaudited pro forma condensed combined financial information and accompanying discussion and notes included in this joint proxy statement/prospectus under "Exterran Holdings, Inc. Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 199.

	As of or for the Three Months Ended March 31, 2007	As of or for the Twelve Months Ended December 31, 2006
Hanover — Historical:		
Earnings per share (from continuing operations):		
Basic	$ 0.25	$ 0.85
Diluted	$ 0.23	$ 0.80
Dividends declared per share of common stock	$ —	$ —
Book value per share of common stock	$10.25	$ 9.81
Hanover — Adjusted(1):		
Earnings per share (from continuing operations):		
Basic	$ 0.77	$ 2.62
Diluted	$ 0.71	$ 2.46
Dividends declared per share of common stock	$ —	$ —
Book value per share of common stock	$31.54	$30.18
Universal — Historical:		
Earnings per share (from continuing operations):		
Basic	$ 0.48	$ 2.93
Diluted	$ 0.46	$ 2.82
Dividends declared per share of common stock	$ —	$ —
Book value per share of common stock	$30.90	$30.42
Holdings unaudited pro forma combined amounts(2):		
Earnings per share (from continuing operations):		
Basic	$ 0.50	$ 2.25
Diluted	$ 0.48	$ 2.17
Dividends declared per share of common stock	$ —	$ —
Book value per share of common stock	$48.61	$48.20

(1) The Hanover — Adjusted amounts are equal to the corresponding Hanover historical amounts divided by 0.325. As a result of the Hanover merger, each holder of shares of Hanover common stock will have the right to receive 0.325 shares of Holdings common stock in exchange for each share of Hanover common stock the holder owns.

(2) The Universal per share equivalent amounts based on the combination of Hanover and Universal are the same as the Holdings unaudited pro forma combined amounts because, as a result of the Universal merger, each holder of shares of Universal common stock will have the right to receive one share of Holdings common stock in exchange for each share of Universal common stock the holder owns.

RISK FACTORS

In addition to the other information included and incorporated by reference in this joint proxy statement/prospectus, Hanover and Universal stockholders should carefully consider the matters described below to determine whether to adopt the merger agreement and thereby approve the mergers.

Risks Relating to the Mergers

The value of the shares of Holdings common stock you receive upon the consummation of the mergers may be less than the value of your shares of Hanover common stock or Universal common stock as of the date of the merger agreement, the date of this joint proxy statement/prospectus or the date of the annual meetings.

The exchange ratios in the Hanover merger and the Universal merger are fixed and will not be adjusted in the event of any change in the stock prices of Hanover or Universal prior to the mergers. There may be a significant amount of time between the dates when the stockholders of each of Hanover and Universal vote on the merger agreement at the annual meeting of each company and the date when the mergers are completed. The absolute and relative prices of shares of Hanover common stock and Universal common stock may vary significantly between the date of this joint proxy statement/prospectus, the date of the annual meetings and the date of the completion of the mergers. These variations may be caused by, among other things, changes in the businesses, operations, results or prospects of Hanover or Universal, market expectations of the likelihood that the mergers will be completed and the timing of completion, the prospects of post-merger operations, general market and economic conditions and other factors. In addition, it is impossible to predict accurately the market price of the Holdings common stock to be received by Hanover and Universal stockholders after the completion of the mergers. Accordingly, the prices of Universal common stock and Hanover common stock on the date of this joint proxy statement/prospectus and on the date of the annual meetings may not be indicative of their prices immediately prior to completion of the mergers and the price of Holdings common stock after the mergers are completed.

The anticipated benefits of combining the companies may not be realized.

Hanover and Universal entered into the merger agreement with the expectation that the mergers would result in various benefits, including, among other things, annual synergies and cost savings of approximately $50 million and other operating efficiencies that cannot be quantified at this time. We may not achieve these benefits at the levels expected or at all. If we fail to achieve these expected benefits, the results of operations and the enterprise value of the combined company may be adversely affected.

The integration of Hanover and Universal following the mergers will present significant challenges that may reduce the anticipated potential benefits of the mergers.

Hanover and Universal will face significant challenges in consolidating functions and integrating their organizations, procedures and operations in a timely and efficient manner, as well as retaining key personnel. The integration of Hanover and Universal will be complex and time-consuming due to the size and complexity of each organization. The principal challenges will include the following:

- integrating Hanover's and Universal's existing businesses;
- combining diverse product and service offerings and sales and marketing approaches;
- preserving customer, supplier and other important relationships and resolving potential conflicts that may arise as a result of the mergers;
- consolidating and integrating duplicative facilities and operations, including back-office systems such as Hanover's and Universal's different enterprise resource planning ("ERP") systems; and
- addressing differences in business cultures, preserving employee morale and retaining key employees, while maintaining focus on providing consistent, high quality customer service and meeting the operational and financial goals of the combined company.

The respective managements of Hanover and Universal will have to dedicate substantial effort to integrating the businesses. These efforts could divert management's focus and resources from other day-to-day tasks, corporate initiatives or strategic opportunities during the integration process.

Hanover and Universal will incur significant transaction and merger-related integration costs in connection with the mergers.

Hanover and Universal expect to pay transaction costs of approximately $40 million to $45 million in the aggregate, including payments of approximately $10 million made to some of their employees pursuant to change of control agreements. These transaction fees include investment banking, legal and accounting fees and expenses, SEC filing fees, printing expenses, mailing expenses and other related charges. These amounts are preliminary estimates that are subject to change. A portion of the transaction costs will be incurred regardless of whether the mergers are consummated. Hanover and Universal will each pay its own transaction costs, except that they will share equally certain filing, printing and other costs and expenses.

Hanover and Universal currently estimate integration costs associated with the mergers to be approximately $35 million to $40 million. Hanover and Universal are in the early stages of assessing the magnitude of these costs, and, therefore, these estimates may change substantially and additional unanticipated costs may be incurred in the integration of the businesses of Hanover and Universal.

As a result of the mergers, the repurchase of a significant portion of Hanover's and Universal's outstanding debt may be required and additional funds to finance the repurchase may not be available on terms favorable to Holdings, if at all.

Hanover has indebtedness related to its outstanding compression equipment lease obligations, the aggregate principal amount of which was approximately $383.0 million in notes payable plus an additional amount of $11.9 million in related minority interest obligations as of March 31, 2007. As a result of the mergers, the equipment trusts that issued the indebtedness will be required to make an offer (with funds supplied by Hanover) to repurchase the equipment lease notes and the related minority interest obligations at a price equal to 101% of the outstanding principal amount, plus accrued and unpaid interest to the date of purchase, unless the obligations of the equipment trusts have been earlier satisfied and discharged. For more information regarding these repurchase obligations, please read "The Mergers — Change in Control Provision in Hanover's Equipment Leases" beginning on page 78.

Hanover and Universal expect that Holdings will refinance any required repurchase of the equipment lease obligations. If Holdings is unable to obtain necessary financing on favorable terms, the earnings and cash flow of Holdings could be materially adversely affected. If Holdings is unable to obtain the necessary financing at all, the equipment trusts would be in default under the indenture relating to the equipment lease obligations, which would cause defaults under Hanover's other financing arrangements.

While the mergers are pending, Hanover and Universal will be subject to business uncertainties and contractual restrictions that could adversely affect their businesses.

Uncertainty about the effect of the mergers on employees, customers and suppliers may have an adverse effect on Hanover and Universal and, consequently, on the combined company. These uncertainties may impair Hanover's and Universal's ability to attract, retain and motivate key personnel until the mergers are consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with Hanover and Universal to seek to change existing business relationships with Hanover and Universal. Employee retention may be particularly challenging during the pendency of the mergers because employees may experience uncertainty about their future roles with the combined company. If, despite Hanover's and Universal's retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company, the combined company's business could be seriously harmed. In addition, the merger agreement restricts Hanover and Universal, without the other party's consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the mergers occur or the merger agreement terminates. These restrictions may prevent Hanover and Universal from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise prior to completion of the mergers or termination of the merger agreement.

Failure to complete the mergers could negatively impact the stock prices and the future business and financial results of Hanover and Universal because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the mergers.

The stockholders of both Hanover and Universal may not approve the mergers. If the mergers are not completed for any reason, Hanover and Universal could be subject to several risks, including the following:

- being required to pay the other company a termination fee of up to $70 million in certain circumstances, as described under "The Merger Agreement — Expenses and Termination Fees" beginning on page 95;
- having had the focus of management of each of the companies directed toward the mergers and integration planning instead of on each company's core business and other opportunities that could have been beneficial to the companies; and
- incurring substantial transaction costs related to the mergers.

In addition, Hanover and Universal would not realize any of the expected benefits of having completed the mergers.

If the mergers are not completed, the price of Hanover or Universal common stock may decline to the extent that the current market price of that stock reflects a market assumption that the mergers will be completed and that the related benefits and synergies will be realized, or as a result of the market's perceptions that the mergers were not consummated due to an adverse change in Hanover's or Universal's business. In addition, Hanover's business and Universal's business may be harmed, and the prices of their stock may decline as a result, to the extent that customers, suppliers and others believe that the companies cannot compete in the marketplace as effectively without the mergers or otherwise remain uncertain about the companies' future prospects in the absence of the mergers. Similarly, current and prospective employees of Hanover and Universal may experience uncertainty about their future roles with the resulting company and choose to pursue other opportunities, which could adversely affect Hanover or Universal, as applicable, if the mergers are not completed. The realization of any of these risks may materially adversely affect the business, financial results, financial condition and stock prices of Hanover and Universal.

The merger agreement limits Hanover's and Universal's ability to pursue an alternative acquisition proposal and requires Hanover or Universal to pay a termination fee of up to $70 million if it does.

The merger agreement prohibits Hanover and Universal from soliciting, initiating or encouraging alternative merger or acquisition proposals with any third party. The merger agreement also provides for the payment by Hanover or Universal of a termination fee of up to $70 million if the merger agreement is terminated in certain circumstances in connection with a competing acquisition proposal or the withdrawal by the board of directors of that company of its recommendation that the stockholders of that company vote for the adoption of the merger agreement, as the case may be. See "The Merger Agreement — Covenants and Agreements — No Solicitation" beginning on page 90.

These provisions limit Universal's and Hanover's ability to pursue offers from third parties that could result in greater value to Hanover's or Universal's stockholders. The obligation to make the termination fee payment also may discourage a third party from pursuing an alternative acquisition proposal.

Some of the directors and executive officers of Hanover and Universal have interests in the mergers that are different from the interests of Hanover's and Universal's stockholders.

When considering the recommendation of the Hanover board of directors with respect to the mergers, Hanover stockholders should be aware that some directors and executive officers of Hanover have interests in the mergers that are different from, or in addition to, the interests of the stockholders of Hanover. These interests include (1) their designation as Holdings directors or executive officers, (2) the fact that the completion of the transaction will result in the acceleration of vesting of long-term incentive awards held by directors and executive officers and (3) the fact that certain executive officers of Hanover have entered into change of control agreements with Hanover that will entitle them to cash payments and other benefits if the mergers are completed and their employment is terminated or if the executive resigns for good reason, as defined in the agreements.

When considering the recommendation of the Universal board of directors with respect to the mergers, Universal stockholders should be aware that some directors and executive officers of Universal have interests in the mergers that are different from, or in addition to, the interests of the stockholders of Universal. These interests include (1) their designation as Holdings directors or executive officers, (2) the fact that the completion of the transaction will result in the acceleration of vesting of equity-based awards held by directors and executive officers and (3) the fact that certain executive officers of Universal have entered into change of control agreements with Universal that will entitle them to cash payments and other benefits if the mergers are completed and their employment is terminated or if the executive terminates his employment for good reason, as defined in the agreements.

Stockholders should consider these interests in conjunction with the recommendation of the directors of Hanover and Universal of approval of the mergers. These interests have been described more fully in "The Mergers — Interests of Hanover and Universal Directors and Executive Officers in the Mergers" beginning on page 65.

Risks Relating to the Businesses of the Combined Company

A substantial portion of Holdings' future cash flows may be used to service its indebtedness, and Holdings' ability to generate cash will depend on many factors beyond its control.

As of March 31, 2007, Hanover and Universal had approximately $2.2 billion in combined outstanding indebtedness. After the consummation of the mergers, factors beyond the control of Holdings will continue to affect its ability to make payments on or refinancings of its outstanding indebtedness. These factors include those discussed elsewhere in these "Risk Factors" and those listed in the "Cautionary Information Regarding Forward-Looking Statements" section of this joint proxy statement/prospectus beginning on pages 22 and 33, respectively. Further, the ability of Holdings to fund working capital and capital expenditures will also depend on its ability to generate cash. If, in the future, sufficient cash is not generated from Holdings' operations to meet its debt service obligations, Holdings may need to reduce or delay funding for capital investment, operations or other purposes.

Holdings may be vulnerable to interest rate increases due to its floating rate debt obligations.

As of March 31, 2007, after taking into consideration interest rate swaps, Hanover and Universal had approximately $472 million of combined outstanding indebtedness subject to interest at floating rates. Changes in economic conditions outside of Holdings' control could result in higher interest rates, thereby increasing Holdings' interest expense and reducing its funds available for capital investment, operations or other purposes.

Hanover's and Universal's indebtedness imposes restrictions on them that will affect Holdings' ability to successfully operate its business.

Following the consummation of the mergers, the bank credit facilities and other indebtedness of Hanover and Universal are expected to remain outstanding. These bank credit facilities and the agreements governing certain of this indebtedness include covenants that, among other things, will restrict Holdings' ability to:

- borrow money;
- create liens;
- make investments;

- declare dividends or make certain distributions;
- sell or dispose of property; or
- merge into or consolidate with any third party or sell or transfer all or substantially all of its property.

These bank credit facilities and certain other agreements also will require Holdings to maintain various financial ratios. Such covenants will restrict Holdings' ability to expand or to pursue its business strategies. Holdings' ability to comply with these and any other provisions of such agreements will be affected by changes in its operating and financial performance, changes in business conditions or results of operations, adverse regulatory developments or other events beyond its control. The breach of any of these covenants could result in a default, which could cause Holdings' indebtedness to become due and payable. If any of Holdings' indebtedness were to be accelerated, it may not be able to repay or refinance it.

A reduction in oil or natural gas prices, or instability in U.S. or global energy markets, could adversely affect Holdings' business.

Following the consummation of the mergers, Holdings' results of operations will depend upon the level of activity in the global energy market, including natural gas development, production, processing and transportation. Oil and natural gas prices and the level of drilling and exploration activity can be volatile. For example, oil and natural gas exploration and development activity and the number of well completions typically decline when there is a significant reduction in oil and natural gas prices or significant instability in energy markets. As a result, the demand for Holdings' gas compression services and oil and gas production and processing equipment would be adversely affected. Any future decline in oil and natural gas prices could have a material adverse effect on the business, consolidated financial condition, results of operations and cash flows of Holdings.

Erosion of the financial condition of customers of Holdings following the consummation of the mergers could also have an adverse effect on its business. During times when the oil or natural gas markets weaken, the likelihood of the erosion of the financial condition of customers increases. If and to the extent the financial condition of Holdings' customers declines, those customers could seek to preserve capital by canceling any month-to-month natural gas compression contracts, canceling or delaying scheduled maintenance of their existing gas compression and oil and gas production and processing equipment or determining not to enter into any new natural gas compression service contracts or purchase new gas compression and oil and gas production and processing equipment, thereby reducing demand for Holdings' products and services. The reduced demand for Holdings' services following the consummation of the mergers as described above could adversely affect the business, financial condition and operations results of Holdings. In addition, in the event of the financial failure of a customer, Holdings could experience a loss associated with the unsecured portion of any of its outstanding accounts receivable.

There are many risks associated with conducting operations in international markets.

Following the consummation of the mergers, Holdings will continue to operate in many geographic markets outside the United States. For the three months ended March 31, 2007, Hanover and Universal derived 48.9% and 30.8%, respectively, of their revenues from international operations. Changes in local economic or political conditions, particularly in Latin America, could have a material adverse effect on the business, consolidated financial condition, results of operations and cash flows of the combined company. Additional risks inherent in Holdings' international business activities following the consummation of the mergers include the following:

- difficulties in managing international operations, including the ability of Holdings to timely and cost effectively execute projects;
- training and retaining qualified personnel in international markets;
- inconsistent product regulation or sudden policy changes by foreign agencies or governments;
- the burden of complying with multiple and potentially conflicting laws;

- tariffs and other trade barriers that may restrict the ability of Holdings to enter new markets;
- governmental actions that result in the deprivation of contract rights and other difficulties in enforcing contractual obligations;
- foreign exchange rate risks;
- difficulty in collecting international accounts receivable;
- potentially longer payment cycles;
- changes in political and economic conditions in the countries in which Holdings will operate, including the nationalization of energy related assets, civil uprisings, riots, kidnappings and terrorist acts, particularly with respect to operations in Nigeria and Venezuela;
- potentially adverse tax consequences;
- restrictions on repatriation of earnings or expropriation of property without fair compensation;
- the geographic, time zone, language and cultural differences among personnel in different areas of the world; and
- difficulties in establishing new international offices and risks inherent in establishing new relationships in foreign countries.

Following the consummation of the mergers, the combined company plans to expand its business into international markets where Universal and Hanover currently do not conduct business. The risks inherent in establishing new business ventures, especially in international markets where local customs, laws and business procedures present special challenges, may affect Holdings' ability to be successful in these ventures or avoid losses that could have a material adverse effect on its business, financial condition, results of operations and cash flows.

There are risks associated with the companies' operations in Nigeria. Local unrest and violence in Nigeria has adversely affected Hanover's historical financial results and could result in possible impairment and write-downs by the combined company of its assets in Nigeria if the political situation in Nigeria does not improve.

The companies' operations in Nigeria are subject to numerous risks and uncertainties associated with operating in Nigeria. Such risks include, among other things, political, social and economic instability, civil uprisings, riots, terrorism, kidnapping, the taking of property without fair compensation and governmental actions that may restrict payments or the movement of funds or result in the deprivation of contract rights. Any of these risks, including risks arising from the increase in violence and local unrest in Nigeria over the past year, could adversely impact the combined company's operations in Nigeria and could affect the timing and decrease the amount of revenue the combined company may realize from its assets in Nigeria.

For example, Hanover is involved in a project called the Cawthorne Channel Project in Nigeria in which it rents and operates barge-mounted gas compression and gas processing facilities stationed in a Nigerian coastal waterway. Because of unrest and violence in the region, natural gas flow to the project was stopped in June 2006. As a result, Hanover did not recognize revenue on the Cawthorne Channel Project for the last six months of 2006, and Holdings may not be able to recognize revenue from this project in the future. If the violence and local unrest in Nigeria continues or worsens following the consummation of the mergers, Holdings may experience further decreases in revenue from its projects in Nigeria.

At March 31, 2007, Hanover and Universal had combined tangible net assets of approximately $74.1 million related to projects in Nigeria. If Holdings is unable to operate its assets under current projects, it may be required to find alternative uses for those assets, which could potentially result in an impairment and write-down of its investment in those assets in Nigeria, which could adversely impact Holdings' consolidated financial position or results of operation.

There are risks associated with the companies' operations in Venezuela. Further changes to the laws and regulations of Venezuela could adversely impact the combined company's results of operations and require it to write-down certain of its assets in Venezuela.

Recently, laws and regulations in Venezuela have been subject to frequent and significant changes. These changes have included currency controls, restrictions on repatriation of capital, expropriation and nationalization of certain firms and industries and changes to the tax laws. While these changes have not had a material impact on Hanover or Universal to date, future changes could have a material impact on the combined company. For example, if the government of Venezuela institutes further changes to the laws and regulations of Venezuela, those changes could increase the expenses incurred by the combined company's Venezuelan operations, resulting in a reduction in its net income or a write-down of its investments in Venezuela. At March 31, 2007, Hanover and Universal had combined tangible net assets in Venezuela, including investments in non-consolidated affiliates, of approximately $291.7 million.

Following the consummation of the mergers, Holdings will be exposed to exchange rate fluctuations in the international markets in which it will operate. A decrease in the value of any of these currencies relative to the U.S. dollar could reduce profits from international operations and the value of international net assets of the combined company.

Following the consummation of the mergers, the reporting currency of the combined company will be the U.S. dollar. Gains and losses from the remeasurement of balances that are receivable or payable in currency other than functional currency are included in the consolidated statements of operations. The remeasurement has caused the U.S. dollar value of Hanover's and Universal's international results of operations to vary with exchange rate fluctuations and, after consummation of the mergers, the U.S. dollar value of Holdings' international results of operations will continue to vary with exchange rate fluctuations. Hanover and Universal have not hedged exchange rate exposures, which exposes them to the risk of exchange rate losses.

A fluctuation in the value of any of these currencies relative to the U.S. dollar following the consummation of the mergers could reduce Holdings' profits from international operations and the value of the net assets of Holdings' international operations when reported in U.S. dollars in its financial statements. This could have a negative impact on Holdings' business, financial condition or results of operations as reported in U.S. dollars. For example, in February 2004 and March 2005, the Venezuelan government devalued their currency to 1,920 bolivars and 2,148 bolivars, respectively, for each U.S. dollar.

In addition, fluctuations in currencies relative to currencies in which the earnings are generated may make it more difficult to perform period-to-period comparisons of Holdings' reported results of operations following the consummation of the mergers.

Although both Hanover and Universal attempt to match costs and revenues in local currencies, they anticipate that there will be instances in which costs and revenues will not be exactly matched with respect to currency denomination. As a result, to the extent Holdings expands geographically, we expect that increasing portions of its revenues, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations. Holdings may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which Holdings will operate could restrict the removal or conversion of the local or foreign currency, resulting in Holdings' inability to hedge against these risks.

Many of Hanover's and Universal's compressor contracts with customers have short initial terms, and Holdings cannot be sure that the contracts for these compressors will be renewed after the end of the initial contractual term.

The length of Hanover's and Universal's compressor contracts with customers varies based on operating conditions and customer needs. In most cases, under currently prevailing contract compression rates, Hanover's and Universal's initial contract terms are not long enough to enable them to fully recoup the average cost of acquiring or fabricating the equipment. Following the consummation of the mergers, Holdings cannot be sure that a substantial number of these customers will continue to renew their contracts, that it will be able to enter into new contracts for the equipment with new customers or that any renewals will be at comparable rates. The inability to renew contracts with respect to a substantial portion of Holdings' compressor fleet would have a material adverse effect upon the business, consolidated financial condition, results of operations and cash flows of the combined company.

Hanover and Universal are dependent on particular suppliers and are vulnerable to product shortages and price increases.

Some of the components used in Hanover's and Universal's products are obtained from a single source or a limited group of suppliers. Hanover's and Universal's reliance on these suppliers involves several risks, including price increases, inferior component quality and a potential inability to obtain an adequate supply of required components in a timely manner. The partial or complete loss of certain of these sources following the consummation of the mergers could have a negative impact on Holdings' results of operations and could damage its customer relationships. Further, a significant increase in the price of one or more of these components could have a negative impact on Holdings' results of operations.

Hanover's ability to substitute compression equipment under its compression equipment leases is limited, and there are risks associated with reaching that limit prior to the expiration of the lease term.

As of March 31, 2007, Hanover was the lessee in two transactions involving the sale of compression equipment by Hanover to special purpose entities, which in turn lease the equipment back to Hanover. Hanover is entitled under the compression equipment operating lease agreements to substitute equipment that it owns for equipment owned by the special purpose entities, provided that the value of the equipment that it is substituting is equal to or greater than the value of the equipment that is being substituted. Hanover generally substitutes equipment when one of its lease customers exercises a contractual right or otherwise desires to buy the leased equipment or when fleet equipment owned by the special purpose entities becomes obsolete or is selected by Hanover for transfer to international projects. Each lease agreement limits the aggregate amount of replacement equipment that may be substituted to, among other restrictions, a percentage of the termination value under each lease. The termination value is equal to (1) the aggregate amount of outstanding principal of the corresponding notes issued by the special purpose entity, plus accrued and unpaid interest, and (2) the aggregate amount of equity investor contributions to the special purpose entity, plus all accrued amounts due on account of the investor yield and any other amounts owed to those investors in the special purpose entity or to the holders of the notes issued by the special purpose entity or their agents. In the following table, termination value does not include amounts in excess of the aggregate outstanding principal amount of notes and the aggregate outstanding amount of the equity investor contributions, as such amounts are periodically paid as supplemental rent as required by Hanover's compression equipment operating leases. The aggregate amount of replacement equipment substituted (in dollars and percentage of termination value), the termination value and the substitution percentage limitation relating to each of Hanover's compression equipment operating leases as of March 31, 2007 are as follows:

Lease	Value of Substituted Equipment	Percentage of Termination Value(1)	Termination Value(1)	Substitution Limitation as Percentage of Termination Value	Lease Termination Date
			(Dollars in millions)		
2001A compression equipment lease	$20.2	14.7%	$137.1	25%	September 2008
2001B compression equipment lease	55.4	21.5%	257.7	25%	September 2011
Total	$75.6		$394.8		

(1) Termination value assumes all accrued rents paid before termination.

In the event Hanover reaches the substitution limitation prior to a lease termination date, it will not be able to effect any additional substitutions with respect to such lease. This inability to substitute could have a

These permits and authorizations frequently contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits. Given the large number of facilities in which Holdings will operate, and the numerous environmental permits and other authorizations that will be applicable to its operations, Holdings may occasionally identify or be notified of technical violations of certain requirements existing in various permits or other authorizations. Occasionally, both Hanover and Universal have been assessed penalties for their non-compliance, and the combined company could be subject to such penalties in the future.

In addition, future events, such as compliance with more stringent laws, regulations or permit conditions, a major expansion of the combined company's operations into more heavily regulated activities, more vigorous enforcement policies by regulatory agencies, or stricter or different interpretations of existing laws and regulations could require the combined company to make material expenditures.

The price of Holdings' common stock may experience volatility.

Following the consummation of the mergers, the price of Holdings' common stock may be volatile. Some of the factors that could affect the price of Holdings' common stock are quarterly increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, the ability of Holdings to implement its integration strategy and to realize the expected synergies and other benefits from the mergers and speculation in the press or investment community about Holdings' financial condition or results of operations. General market conditions and U.S. or international economic factors and political events unrelated to the performance of Holdings may also affect its stock price. For these reasons, investors should not rely on recent trends in the price of Hanover's or Universal's common stock to predict the future price of Holdings' common stock or its financial results.

The charter and bylaws of Holdings contain provisions that may make it more difficult for a third party to acquire control of it, even if a change in control would result in the purchase of your shares of common stock of Holdings at a premium to the market price or would otherwise be beneficial to you.

There are provisions in Holdings' restated certificate of incorporation and bylaws that may make it more difficult for a third party to acquire control of it, even if a change in control would result in the purchase of your shares of common stock of Holdings at a premium to the market price or would otherwise be beneficial to you. For example, Holdings' restated certificate of incorporation authorizes Holdings' board of directors to issue preferred stock without stockholder approval. If the board of directors of Holdings elects to issue preferred stock, it could be more difficult for a third party to acquire it. In addition, provisions of Holdings' restated certificate of incorporation and bylaws, such limitations on stockholder actions by written consent and on stockholder proposals at meetings of stockholders, could make it more difficult for a third party to acquire control of Holdings. Delaware corporation law may also discourage takeover attempts that have not been approved by the board of directors of Holdings.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents that are incorporated into this joint proxy statement/prospectus by reference may contain or incorporate by reference forward-looking statements that do not directly or exclusively relate to historical facts. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast" and other words of similar import. Forward-looking statements include information concerning possible or assumed future results of our operations, including statements about the following subjects:

- benefits, effects or results of the proposed mergers;
- cost reductions, operating efficiencies or synergies resulting from the proposed mergers;
- operations and results after the proposed mergers;
- integration of operations;
- business strategies;
- growth opportunities;
- competitive position;
- market outlook;
- expected financial position;
- expected value of our compression equipment;
- expected results of operations;
- future cash flows;
- financing plans;
- budgets for capital and other expenditures;
- plans and objectives of management;
- timing of the consummation of the proposed mergers;
- ability to convey assets to the Universal Partnership;
- tax treatment of the proposed mergers;
- accounting treatment of the proposed mergers;
- costs in connection with the proposed mergers; and
- any other statements regarding future growth, future cash needs, future operations, business plans and future financial results, and any other statements that are not historical facts.

These forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described in this joint proxy statement/prospectus under "Risk Factors," as well as the risk factors described in the other documents we file with the SEC and incorporate by reference in this joint proxy statement/prospectus, those factors include:

- our ability to renew our short-term equipment contracts with our customers so as to fully recoup our cost of the equipment;

- conditions in the oil and gas industry, including any prolonged substantial reduction in oil and natural gas prices, which could cause a decline in the demand for our compression and oil and natural gas production and processing equipment;

- competition among the various providers of natural gas compression services, including any introduction of any competing technologies by other companies;

- economic or political conditions in the countries in which we do business, including civil uprisings, riots, terrorism, kidnappings, the taking of property without fair compensation and legislative changes;

- currency exchange rate fluctuations;

- employment workforce factors, including the loss of key employees;

- changes in safety and environmental regulations pertaining to the production and transportation of natural gas;

- our ability to implement certain business objectives, such as international expansion and the ability to timely and cost-effectively execute integrated projects;

- the inherent risks associated with our operations, such as equipment defects, malfunctions and natural disasters;
- our ability to obtain components used to fabricate our products;
- changes in governmental safety, health, environmental and other regulations, which could require us to make significant expenditures;
- liability related to the use of our products and services; and
- our ability to successfully complete merger, acquisition or divestiture plans (including the proposed mergers), regulatory or other limitations imposed as a result of a merger, acquisition or divestiture, and the success of the business following a merger, acquisition or divestiture.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than we have described. You should consider the areas of risk and uncertainty described above and discussed under "Risk Factors" in this joint proxy statement/prospectus and the other documents we file with the SEC and incorporate by reference in connection with any written or oral forward-looking statements that may be made after the date of this joint proxy statement/prospectus by Hanover, Universal or Holdings or anyone acting for any or all of them. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE MERGERS

The discussion in this joint proxy statement/prospectus of the mergers and the principal terms of the merger agreement are subject to, and are qualified in their entirety by reference to, the merger agreement, a composite copy of which is attached to this joint proxy statement/prospectus as Annex A and incorporated into this joint proxy statement/prospectus by reference.

General Description of the Mergers

The mergers are structured as all-stock transactions. Prior to entering into the merger agreement, Universal formed a new Delaware corporation, Iliad Holdings, Inc., which in turn formed two wholly owned subsidiaries, Ulysses Sub, Inc. and Hector Sub, Inc. Iliad Holdings, Inc. was renamed Exterran Holdings, Inc. on June 18, 2007. The merger agreement contemplates that Ulysses Sub will merge with and into Universal, with Universal surviving the merger. In that merger, which we call the "Universal merger," the holders of Universal common stock will receive the right to receive one share of Holdings common stock for each share of Universal common stock they hold. As a result, the current holders of Universal common stock will become, temporarily, the holders of all of the outstanding shares of Holdings common stock, and Universal will become a wholly owned subsidiary of Holdings.

Immediately following the Universal merger, the merger agreement contemplates that Hector Sub will merge with and into Hanover, with Hanover surviving the merger. In that merger, which we call the "Hanover merger," the holders of Hanover common stock will receive the right to receive 0.325 shares of Holdings common stock for each share of Hanover common stock they hold. As a result, the current holders of Hanover common stock will become holders of Holdings common stock, and Hanover will become a wholly owned subsidiary of Holdings.

We refer to the Universal merger and the Hanover merger together throughout this document as the "mergers." Immediately following completion of the mergers, based on the number of shares of common stock of each of Hanover and Universal outstanding as of February 2, 2007, the last trading day prior to the public announcement of the mergers, former Hanover stockholders will own approximately 53% of Holdings' common stock and former Universal stockholders will own approximately 47% of Holdings' common stock. We intend to apply to the New York Stock Exchange prior to the consummation of the mergers to list Holdings common stock under the symbol "EXH."

Background of the Mergers

From time to time, the board of directors and management of each of Hanover and Universal have examined possible strategic opportunities in an effort to ensure that their respective company is well positioned for future growth in light of industry developments. In the first quarter of 2004, an investment banker met with the management of Universal to discuss the possibility of a combination of Universal with Hanover. This same investment banker also met with Hanover's management to determine if Hanover was interested in a combination with Universal. Hanover considered the information presented by this investment banker but informed the investment banker that it was not interested in pursuing such a transaction, primarily because companies in the compression industry generally, including Hanover and Universal, were then experiencing a period of relatively weak results of operations and Hanover was then in the process of completing the settlement of an SEC investigation and class action securities litigation. Hanover and Universal did not engage in any direct dialogue regarding a business combination at this time.

At various times during 2004, members of management of the two companies had discussions with one another considering various strategic transactions. Specifically, the parties discussed transactions that generally involved the leasing or sale of certain of Hanover's and Universal's idle U.S. compression assets to each other to satisfy the needs of each other's respective customers as well as transactions involving various joint ventures and cooperation arrangements on international compression projects. Hanover and Universal were also requested by a major customer to jointly bid on a large international compression project, though the parties ultimately did not engage in the project. Hanover and Universal entered into preliminary discussions with respect to some of these potential transactions but ultimately were not able to reach an agreement on the terms of any such transaction. As a result of these conversations, however, Hanover offered to sell its Canadian compression assets to Universal. This sale was ultimately completed in November 2004 for approximately $57 million in cash.

In the first quarter of 2005, Hanover's board of directors authorized the company to issue shares of common stock in a registered public offering. Prior to engaging in the offering, management of Hanover decided to contact Universal to discuss the possibility of the parties' merging. In March 2005, John E. Jackson, President and Chief Executive Officer of Hanover, Lee E. Beckelman, Senior Vice President and Chief Financial Officer of Hanover, Stephen A. Snider, the President and Chief Executive Officer of Universal, and J. Michael Anderson, the Senior Vice President and Chief Financial Officer of Universal, met to discuss the possibility of a merger between the two companies. The parties determined that it was not an opportune time to pursue a merger between the companies for a number of reasons, including complications from a financial, legal and operational perspective associated with such a merger, issues related to Hanover's capital structure and overall leverage at the time and the parties' respective stock market valuations relative to one another. At the time, Hanover's debt-to-capital ratio was relatively high and the equity values of Hanover and Universal were not substantially similar based on the market price of their common stock, thus making it difficult to negotiate a merger of equals. In addition, management of each of Hanover and Universal was concerned that the pressures associated with a pending merger transaction would be too disruptive to the parties given their respective financial conditions at the time. As a result of this determination, management of Hanover and Universal decided not to further pursue merger discussions, and Hanover proceeded with its registered public offering of common stock, which was completed in August 2005.

Occasionally in 2005 and the first half of 2006, Mr. Jackson and Mr. Snider discussed the possibility of a transaction involving the companies. The discussions generally related to sales of various U.S. asset packages between the companies or joint venture arrangements for various international projects. None of these discussions, however, resulted in meaningful preliminary negotiations between the parties regarding a merger or any other strategic transaction.

In July and October 2006, the Hanover board of directors held regular meetings at which Mr. Jackson made presentations regarding various strategic alternatives that Hanover was in the process of evaluating. Included among those strategic alternatives under consideration was the possibility of Hanover forming a master limited partnership and commencing an initial public offering of units in that partnership as well as a business combination with Universal.

In October 2006, the Universal Partnership completed its initial public offering. Mr. Jackson telephoned Mr. Snider to congratulate him on the transaction.

In early November 2006, Mr. Jackson telephoned Mr. Snider to explore the possibility of Hanover and Universal engaging in a strategic transaction. Among the several strategic alternatives Mr. Snider and Mr. Jackson discussed were sales of certain assets by each company to the other and a possible merger of Hanover and Universal. Mr. Snider and Mr. Jackson agreed to further discuss the possibility of a business combination between Hanover and Universal at an in-person meeting. Each of Mr. Snider and Mr. Jackson believed that because of improvements in the business and capital structure of Hanover and Universal, this could potentially be an opportune time for the parties to consider a business combination. Hanover had significantly reduced its debt-to-capital ratio compared to early 2004, and the reduced debt at Hanover had also improved its earnings outlook. Management of each of Hanover and Universal also believed that because of the improved financial condition of each company and the industry in general, each company was then in a better position to withstand the disruptive pressures associated with a pending merger transaction. The equity values of Hanover and Universal were also substantially similar based on the market price of their common stock, thus making it more likely that the parties could negotiate a definitive transaction because it would be a merger of equals. In addition, Universal had completed the initial public offering of the Universal Partnership. Because Hanover was considering the formation of its own master limited partnership, the Universal Partnership made Universal a more attractive merger party to Hanover than before. Following this telephone call, Mr. Jackson telephoned Gordon Hall, the chairman of the Hanover board of directors, to inform him of these developments.

On November 21, 2006, Messrs. Jackson, Beckelman, Snider and Anderson, together with Brian Matusek, the Senior Vice President — Western Hemisphere of Hanover, Ernie Danner, the Executive Vice President and Chief Operating Officer of Universal, Daniel Schlanger, the Vice President of Business Development of Universal Compression, Inc., and representatives of Credit Suisse, which from time to time had served as financial advisor to Hanover, met to discuss the possibility of a business combination between the companies. After that meeting, Universal contacted Goldman, Sachs & Co. to serve as its financial advisor in considering a possible business combination transaction with Hanover.

On December 6, 2006, Donald Wayne, the Vice President, General Counsel and Secretary of Universal, and Gary Wilson, the Senior Vice President, General Counsel and Secretary of Hanover, together with their respective antitrust counsel, met to discuss antitrust considerations relating to a possible business combination and the regulatory filings that might be required in connection with any such combination.

On December 7, 2006, Mr. Wayne and Mr. Wilson executed, on behalf of their respective companies, a confidentiality agreement pursuant to which the parties could exchange confidential financial and other information regarding their respective business. Following the execution of the confidentiality agreement, Mr. Wilson telephoned Mr. Hall to inform him that the parties had executed the confidentiality agreement, and thereafter Mr. Hall telephoned each of the Hanover directors to inform them of this development.

Beginning on December 11, 2006, Universal management, with the assistance of representatives of Goldman Sachs, began analyzing Hanover's business and considering the potential benefits, synergies and risks of a combination transaction.

On December 12, 2006, at a regular meeting of the Universal board of directors, Mr. Snider informed the Universal board of directors that a confidentiality agreement had been executed with Hanover and discussed the possibility of a transaction between Hanover and Universal, including the parties' potential strategic fit and synergies.

On December 15, 2006, Messrs. Jackson, Beckelman, Snider and Anderson met to discuss a proposed schedule for conducting due diligence, analyzing potential synergies, negotiating a merger agreement and analyzing the required regulatory filings and implications of a potential transaction and the next steps in the process. After that meeting, Mr. Jackson telephoned Mr. Hall, who then telephoned each of the other Hanover directors to notify them of the information discussed by the parties at the December 15, 2006 meeting.

On December 20, 2006, the finance committee of the Hanover board of directors held a special telephonic meeting of the committee at which Messrs. Jackson and Wilson, Peter H. Kamin, William C. Pate and a representative of Vinson & Elkins L.L.P. participated. The committee has authority under its charter to, among other duties, review potential business combinations and make recommendations to the full board of directors. At that time, Messrs. Kamin and Pate had been appointed to become directors of Hanover, effective as of January 1, 2007. Mr. Kamin is a co-founder and Managing Partner of ValueAct Capital, an investment partnership that, together with its affiliates, then held just under 11% of Hanover's common stock. Mr. Pate is a Managing Director of Equity Group Investments, LLC ("EGI"), a private investment firm that then held approximately 9% of Hanover's common stock.

During that meeting, Mr. Jackson provided the finance committee with an overview of the meetings that had taken place over the past several weeks related to a potential strategic transaction between Hanover and Universal. Mr. Jackson led a discussion regarding the relative business characteristics of Hanover and Universal as well as their similar business segments. A representative of Vinson & Elkins discussed with the committee the customary process associated with negotiation of a business combination such as the one being considered by Hanover and Universal. The committee discussed matters related to the negotiation of a strategic business combination such as the retention of financial advisors and the allocation of break-up risks and associated fees. The committee also discussed issues relating to the engagement of a financial advisor to Hanover, including the structure of the fee payable to any such financial advisor. The committee authorized Messrs. Jackson and Hall to negotiate and retain a financial advisor for Hanover in connection with the consideration of a potential business combination with Universal. Following the meeting of the finance committee, Messrs. Hall and Jackson negotiated the terms of an engagement letter with Credit Suisse whereby Hanover engaged Credit Suisse to serve as its financial advisor in considering a potential transaction with Universal.

On December 27, 2006, Messrs. Beckelman, Matusek, Anderson, Schlanger and Danner and Larry Lucas, the Vice President — Strategic Planning and Corporate Development of Hanover, and Kirk Townsend, a Senior Vice President of Universal, met to discuss the potential synergies to be obtained from a business combination.

On December 28, 2006, Mr. Jackson and Mr. Snider met to discuss governance and management issues relating to a business combination. Mr. Snider expressed an interest in being the chief executive officer of the combined company, and Mr. Jackson expressed that he was amenable to that result as long as Hanover would be appropriately represented in management positions of the combined company. Also on December 28, 2006, Hanover and Universal began to exchange confidential financial and other information to conduct due diligence.

On December 29, 2006, the Universal board of directors held a special telephonic meeting at which members of management provided an update regarding a potential transaction. The management update addressed, among other things, Universal's strategic fit with Hanover, the potential risks and challenges associated with a transaction and the potential benefits and synergies that could be obtained following completion of a transaction. The Universal directors expressed a desire to continue engaging in discussions and negotiations with Hanover regarding a transaction.

On January 2, 2007, Mr. Wayne and Mr. Wilson conducted a telephone conference with representatives of Baker Botts L.L.P., counsel to Universal, and Vinson & Elkins L.L.P., counsel to Hanover, to discuss the structure and timing of a potential transaction. That same day, members of Hanover and Universal management, together with representatives of Vinson & Elkins, Baker Botts, Goldman Sachs and Credit Suisse, conducted a telephone conference to discuss various considerations regarding the structure of a transaction.

On January 4, 2007, the Hanover board of directors held a special telephonic meeting. Representatives of Credit Suisse, along with several members of Hanover's management team, also participated in the meeting. Mr. Jackson provided the Hanover board of directors with an overview of the meetings that had taken place since the December 20, 2006 meeting of the finance committee related to a potential strategic transaction between Hanover and Universal and of the engagement of Credit Suisse to serve as financial advisor to Hanover in connection with a possible business combination with Universal. Mr. Jackson then led a discussion with the board of directors regarding strategic alternatives to a business combination with Universal, including maintaining Hanover's current structure and business strategy, the formation by Hanover of a master limited partnership, the acquisition by Hanover of Universal's international assets, the sale by Hanover of certain of its assets or a leveraged buyout. Mr. Jackson discussed the advantages of a business combination with Universal over these alternative strategies, including the expected financial synergies, the combination of personnel, and the increased scale of a combined company. Representatives of Credit Suisse then discussed various preliminary financial analyses regarding a potential business combination of Hanover and Universal. Representatives of Credit Suisse responded to various questions from directors regarding potential exchange ratios and other issues related to a potential business combination. The board of directors also discussed Hanover's preliminary results for the fourth quarter of 2006 and the timing of a public announcement of a potential business combination with Universal relative to the public announcement of Hanover's and Universal's results for the fourth quarter of 2006. Hanover's board of directors also instructed management to negotiate and execute an employee non-solicitation agreement with Universal. The Hanover board of directors then met in executive session to discuss matters related to the negotiation of a potential business combination with Universal and, following executive session, instructed management to continue negotiations with Universal and to continue its analysis of the potential business combination. The board of directors also instructed management to conduct a further analysis of the formation of a master limited partnership sponsored by Hanover as a strategic alternative to the proposed business combination with Universal.

On January 5, 2007, Mr. Jackson and Mr. Snider met to discuss issues relating to the management of a combined company. Later that day, members of Hanover and Universal management, together with representatives of Credit Suisse and Goldman Sachs, met to discuss financial and operational information. The parties exchanged information regarding the preliminary results of their respective performance in the fourth quarter of 2006 and each company's financial and operational outlook for 2007. Representatives of Hanover's management also made a presentation to familiarize Universal's management with the business segments in which Hanover is engaged but Universal is not.

Also on January 5, 2007, representatives of Baker Botts distributed to Hanover and its counsel an initial draft of the merger agreement that had been prepared by Baker Botts and Richards, Layton & Finger, P.A., special Delaware counsel to Universal.

On January 8, 2007, Mr. Wilson and Mr. Wayne executed, on behalf of their respective companies, a non-solicitation agreement with respect to certain categories of employees.

Also on January 8, 2007, the Universal board of directors held a special meeting at Universal's offices in Houston at which representatives of Goldman Sachs, Baker Botts and Universal's antitrust counsel, along with several members of Universal's management team, were present. During that meeting, Mr. Snider updated the board of directors regarding recent discussions with Hanover and its advisors, including discussions regarding transaction structure. Mr. Snider noted that counsel to Universal had distributed a draft of a merger agreement to Hanover and its counsel on January 5, 2007 and that a structuring meeting had been scheduled for January 9, 2007. Mr. Snider stated that he had also discussed with Mr. Jackson governance and social issues surrounding a possible transaction and observed that the parties would continue to discuss these matters. Representatives of Goldman Sachs then reviewed with the Universal board of directors Goldman Sachs' preliminary financial analysis of a potential transaction. Goldman Sachs representatives, Mr. Snider and Mr. Danner discussed Hanover's lines of business. A representative of Baker Botts reviewed the directors' fiduciary obligations in considering a transaction of this type, the terms of the current draft of the merger agreement that had been distributed to Hanover and its counsel and various structuring issues associated with a transaction. Universal's antitrust counsel then discussed with the Universal board of directors antitrust considerations with respect to a transaction.

On January 9, 2007, members of management of each of Hanover and Universal, along with representatives of Vinson & Elkins and Baker Botts, met to discuss structuring considerations. The parties discussed several possible transaction structures and various considerations regarding each alternative. After considering those issues, the parties agreed that the preferred transaction structure would involve Universal's formation of a holding company with subsidiaries that would merge into each of Hanover and Universal. Each of

Universal's and Hanover's management also provided the other party with an update regarding its preliminary results for the fourth quarter of 2006.

On January 10, 2007, the Universal board of directors held a special telephonic meeting to discuss the potential transaction. Mr. Snider began by providing an update regarding recent meetings between representatives of Hanover and Universal, noting that most of the structural issues relating to the potential transaction had been resolved at the January 9, 2007 meeting between the parties and their counsel and that the parties were continuing to discuss the related governance and social issues. Mr. Snider noted that Hanover had scheduled a special board meeting and discussion with its financial advisor for January 12, 2007. Mr. Snider also discussed with the Universal board of directors Universal's preliminary results for the fourth quarter of 2006 and the impact of finalizing and announcing those results, as well as Hanover's fourth quarter results, on the timing of the proposed transaction.

Also on January 10, 2007, representatives of Baker Botts distributed to Hanover and its counsel a draft of the merger agreement that had been revised to reflect changes to the transaction structure agreed upon at the January 9, 2007 meeting.

On January 11, 2007, Mr. Hall and Mr. Snider met to discuss management and governance issues relating to a combined company. Mr. Jackson later joined the meeting and participated in those discussions. Mr. Anderson then met with Messrs. Hall and Jackson to discuss financial matters and other strategies and goals relating to the proposed transaction and a combined company.

That evening, Mr. Snider had dinner with Messrs. Hall and Pate during which they discussed Mr. Snider's strategies and goals for a combined company.

On January 12, 2007, the Hanover board of directors held a special telephonic meeting. Representatives of Credit Suisse and Vinson & Elkins, along with several members of Hanover's management team, also participated in the meeting. A representative of Vinson & Elkins reviewed with the directors and answered questions regarding the directors' fiduciary obligations in considering a transaction of this type. Mr. Jackson provided the board of directors with an update regarding the parties' discussions, noting that a preliminary draft merger agreement was under review and that Hanover and Universal had signed an employee non-solicitation agreement. Mr. Jackson informed the board of directors that the preliminary results for the fourth quarter of 2006, which had been previously exchanged by representatives of Hanover and Universal, indicated that Hanover expected to be at or above the consensus expectation of securities analysts regarding its earnings per share and that Universal expected to be slightly below that consensus on its earnings per share. The Hanover board of directors discussed the impact these preliminary results would have on the negotiation of an exchange ratio in connection with a potential business combination with Universal. Hanover's management also discussed with the board of directors their understanding and evaluation of Universal's preliminary results for the fourth quarter of 2006 and the potential impact those results may have on results for 2007, based upon discussions between Hanover's and Universal's management. Prior to that time, representatives of Hanover and Universal had discussed an exchange ratio based upon the then-current market prices of Hanover's and Universal's common stock. The board of directors engaged in a discussion of the advantages and disadvantages of other strategic alternatives to a business combination with Universal. Specifically, it was noted that a business combination with Universal would eliminate the resource and management distraction that would be required for Hanover to form its own master limited partnership while providing a larger and more diverse asset base that could be contributed to a master limited partnership. The Hanover board of directors also discussed the cost synergies associated with a business combination with Universal, the improvement in Hanover's capital structure as a result of a business combination with Universal and certain other benefits. Representatives of Credit Suisse then reviewed and discussed with the Hanover board of directors Credit Suisse's preliminary financial analysis of a potential business combination with Universal. The Hanover board of directors also discussed with a representative of Vinson & Elkins issues associated with releasing Hanover's preliminary results for the fourth quarter of 2006 prior to the expected announcement of earnings on February 15, 2007. The directors discussed a preference not to enter into a merger agreement with Universal until Hanover and Universal had released their respective results for the fourth quarter of 2006 unless the

Hanover stockholders received some premium to the then-current market price of Hanover's common stock in connection with the merger.

Following the Hanover board meeting, Mr. Jackson conveyed to Mr. Snider the concern expressed by members of the board of directors with negotiating an exchange ratio prior to the announcement by Hanover and Universal of their respective results for the fourth quarter of 2006. Mr. Snider thereafter distributed an email to the Universal directors to inform them of the Hanover directors' position.

Also on January 12, 2007, the board of directors of the general partner of the Universal Partnership held a special telephonic meeting at which Mr. Snider apprised that board of the potential transaction. Messrs. Snider and Schlanger then discussed with the board the potential impact of the transaction on the Universal Partnership.

On January 16, 2007, Mr. Snider met with Samuel Zell of EGI, a Hanover stockholder which had previously executed a non-disclosure agreement with Hanover. Mr. Pate, a director of Hanover, is a Managing Director of EGI. Mr. Snider and Mr. Zell discussed issues relating to the senior management of a combined company and timing of the release of the parties' fourth quarter 2006 results. Mr. Snider and Mr. Zell also discussed the potential impact of the Universal Partnership on Hanover's U.S. compression business and the significance to the combined company of Hanover's international business. Mr. Zell subsequently discussed the potential transaction with Messrs. Jackson, Hall and Pate, following which Mr. Jackson and Mr. Hall contacted each of the other Hanover directors. Hanover's directors and management determined that it would be productive to continue negotiating toward a definitive merger agreement with Universal rather than to wait until each of Hanover and Universal had announced their respective results for the fourth quarter of 2006 primarily due to the risk that the existence of the discussions between the parties might leak to the market during the period of delay and the potential impact any such leak could have on the market price of each company's stock. Based on these conversations with the Hanover directors, Hanover decided to propose an exchange ratio of 0.340 shares of common stock of Universal or the new holding company to be issued in exchange for each outstanding share of Hanover common stock.

On January 17, 2007, Mr. Jackson telephoned Mr. Snider to propose that exchange ratio.

On January 18, 2007, members of Universal management met to discuss and analyze the exchange ratio proposed by Hanover. Mr. Snider also contacted several board members that day to convey and discuss Hanover's proposal.

On January 18, 2007, Messrs. Jackson and Beckelman met with representatives of Credit Suisse in New York to review and discuss potential exchange ratios for the transaction and other financial aspects of a potential business combination.

On January 19, 2007, Universal's management team met with representatives of Goldman Sachs to discuss and analyze various exchange ratios for the transaction and other financial matters related to the proposed business combination. Following the meeting, Mr. Snider telephoned Mr. Jackson to schedule a meeting regarding the unresolved transaction issues. On January 20, 2007, Mr. Snider and Mr. Jackson met to discuss the proposed exchange ratio. In response to Mr. Jackson's proposal, Mr. Snider counterproposed an exchange ratio of 0.320 shares of common stock of Universal or the new holding company to be issued in exchange for each outstanding share of Hanover common stock. Mr. Snider and Mr. Jackson also continued their discussions regarding the senior management of the combined company and agreed to propose to their respective boards of directors that Mr. Snider would become the Chief Executive Officer of the combined company. Mr. Snider and Mr. Jackson also agreed to propose that the Chairman of the combined company would come from Hanover's current board of directors and that Mr. Danner would be a non-executive director of the combined company.

On January 20, 2007, following his meeting with Mr. Snider, Mr. Jackson telephoned Messrs. Hall, Pate and Kamin and Stephen Pazuk, the Chairman of the finance committee of the Hanover board of directors, and representatives of Credit Suisse to discuss his January 20, 2007 meeting with Mr. Snider. Mr. Jackson and Mr. Hall subsequently telephoned each of the other members of the Hanover board of directors to discuss the same topic. Following these discussions with the Hanover directors, Mr. Jackson, together with representatives of Credit Suisse, telephoned Mr. Snider on January 22, 2007 to propose an exchange ratio of 0.325 shares of common stock of Universal or the new holding company to be issued in exchange for each outstanding share of Hanover common stock, which represented a premium to Hanover stockholders based on the then-current market prices of Hanover's and Universal's common stock.

On January 23, 2007, Mr. Snider telephoned Mr. Jackson to state that Universal management would recommend the proposed exchange ratio to Universal's board of directors. Later that day, the Universal board of directors held a special telephonic meeting to review the status of the proposed transaction. At that meeting, Mr. Snider noted that Hanover had proposed an exchange ratio of 0.325 shares of common stock of Universal or the new holding company for every share of Hanover common stock to be exchanged in the merger and that Universal management recommended the proposed exchange ratio. Members of Universal management and the Universal board of directors then discussed the impact of the proposed transaction and exchange ratio on Universal. Mr. Snider noted that any tentative agreement between Hanover and Universal regarding the exchange ratio would remain subject to completion of due diligence, finalization of the merger agreement and final board approval.

Also on January 23, 2007, representatives of Vinson & Elkins distributed to Universal and its counsel a revised draft of the merger agreement reflecting comments from Vinson & Elkins and Morris Nichols Arsht & Tunnell LLP, special Delaware counsel to Hanover.

On January 25, 2007, Mr. Snider met with Mr. Jackson, Norman Mckay, the Senior Vice President — Eastern Hemisphere of Hanover, Mr. Danner and Mr. Matusek, to discuss potential roles, responsibilities and positions and other management issues relating to the combined company. Mr. Jackson and Mr. Snider then met separately and agreed to propose to their respective boards of directors that Mr. Hall serve as Chairman, Mr. Jackson serve as a non-executive director, Mr. Anderson serve as Chief Financial Officer and Mr. Matusek serve as Chief Operating Officer of the combined company.

On January 26, 2007, Mr. Snider met with the directors of Hanover in advance of a meeting of the Hanover board to exchange views regarding the proposed transaction. After concluding their discussions with Mr. Snider, the Hanover board of directors held a regular meeting in Houston at which representatives of Credit Suisse and Vinson & Elkins, along with several members of Hanover's management team, were present. During that meeting, Mr. Jackson provided the board of directors with an overview of the status of the negotiations with Universal and the strategic benefits and expected synergies associated with a business combination with Universal. The board of directors then engaged in a discussion of alternative strategic transactions and the advantages and disadvantages of the proposed business combination with Universal compared to those alternative strategic transactions. The primary strategic alternatives considered by the board of directors were (1) the creation of a master limited partnership to which Hanover could contribute its U.S. rental business (if it was successful in restructuring certain customer contracts) and (2) continuing as an independent company and focusing on its international growth strategy using available capital. The board also discussed other general strategies that might be available to Hanover, including acquisitions of other assets in the U.S. and in international markets, the sale of U.S. compression assets to other master limited partnerships and leveraged buy-out transactions. Representatives of Credit Suisse then reviewed their preliminary financial analyses regarding the proposed business combination. Representatives of Vinson & Elkins reviewed the directors' fiduciary obligations in considering a transaction of this type, the terms of the current draft of the merger agreement that had been distributed to Hanover and its counsel, various structuring issues associated with the merger and the legal consequences of the proposed transaction and remaining matters to be negotiated by Hanover and Universal. Hanover's antitrust counsel then discussed with the Hanover board of directors antitrust considerations with respect to the proposed transaction. The Hanover board of directors then met in executive session to discuss various matters related to the proposed transaction.

On January 27, 2007, representatives of Baker Botts distributed to Hanover and its counsel a draft of the merger agreement that had been revised to reflect discussions among outside counsel.

On January 29, 2007, members of management of each of Hanover and Universal, along with representatives of Vinson & Elkins, Baker Botts, Credit Suisse and Goldman Sachs, met to further discuss various financial, accounting, legal and tax matters. Mr. Anderson first provided an update regarding Universal's preliminary results for the fourth quarter 2006. Mr. Beckelman then provided an update regarding Hanover's preliminary results for the fourth quarter 2006. The parties then discussed a number of financial, tax, accounting, operational, legal and corporate compliance due diligence topics.

During the week of January 29, 2007, Mr. Jackson and Mr. Snider spoke telephonically several times about management issues and about the presentation of the proposed merger to the parties' respective employees, customers and suppliers.

On January 31, 2007, representatives of Vinson & Elkins distributed to Universal and its counsel a revised draft of the merger agreement reflecting comments from Vinson & Elkins and Morris Nichols.

On February 1, 2007, Mr. Snider and Universal director Will Honeybourne met with Mr. Jackson and Hanover director I. Jon Brumley to discuss management issues relating to the combined company. Also on February 1, 2007, representatives of Baker Botts distributed to Hanover and its counsel a draft of the merger agreement that had been revised to reflect discussions among outside counsel.

On February 2, 2007, Messrs. Snider, Jackson and Mckay engaged in a telephonic discussion of management issues relating to the combined company.

On February 2 and 3, 2007, counsel to Hanover and Universal engaged in discussions regarding the draft merger agreement and exchanged revised drafts of the merger agreement.

On February 3, 2007, Mr. Hall met with the directors of Universal in advance of a meeting of the Universal board to exchange views regarding the proposed transaction. After concluding their discussions with Mr. Hall, the Universal board of directors held a special meeting. At the meeting, Universal's management, together with representatives of Goldman Sachs, Baker Botts and Universal's antitrust counsel, apprised the Universal board of the status of discussions and reviewed the terms of the proposed transaction as reflected in the form of the merger agreement. Representatives of Goldman Sachs delivered its oral opinion to the board that, as of that date, based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio pursuant to which Universal's stockholders would exchange their common stock for Holdings common stock in the Universal merger was fair from a financial point of view to Universal's stockholders. Representatives of Baker Botts advised the Universal board regarding the terms of the merger agreement, certain legal matters and the board's consideration of the potential transaction. Representatives of Universal's antitrust counsel then discussed with the Universal board certain antitrust considerations with respect to the proposed transaction. Following extensive discussion, the Universal board unanimously determined that the merger agreement and the transactions it contemplates are advisable, fair to and in the best interests of Universal and its stockholders, approved the merger agreement and recommended that the Universal stockholders vote for the adoption of the merger agreement.

On February 3, 2007, the Hanover board of directors held a special telephonic meeting. Representatives of Credit Suisse and Vinson & Elkins, along with several members of Hanover's management team also participated in the meeting. Hanover's management apprised the board of directors of the status of discussions and reviewed the terms of the proposed mergers as reflected in the form of merger agreement that had been provided to the directors. Representatives of Credit Suisse rendered its oral opinion to the Hanover board to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in connection with its opinion, the Hanover exchange ratio was fair from a financial point of view to holders of Hanover common stock. That opinion was subsequently confirmed in writing dated the same date. Representatives of Vinson & Elkins advised the Hanover board of directors regarding the terms of the merger agreement, certain legal matters and the board's consideration of the potential transaction. Following extensive discussion, the Hanover board of directors unanimously determined that the merger agreement and the transactions it contemplates are advisable and in the best interests of the stockholders of Hanover, approved the merger agreement and recommended that the Hanover stockholders vote for the adoption of the merger agreement.

After the meetings, the merger agreement was executed and delivered by the parties thereto on February 5, 2007. On February 5, 2007, Goldman Sachs delivered its written opinion to the Universal board that, as of that date, and based on and subject to the factors and assumptions set forth in its opinion, the exchange ratio pursuant to which Universal's stockholders would exchange their common stock for Holdings common stock in the Universal merger was fair from a financial point of view to Universal's stockholders. On February 5, 2007, before the opening of trading on the New York Stock Exchange, Hanover and Universal issued a joint press release announcing the execution of the merger agreement and their respective projected results for the fourth quarter of 2006.

Strategic and Financial Rationale for the Mergers

In the course of their discussions, both Hanover and Universal recognized that there were substantial potential strategic and financial benefits to be obtained from the mergers. This section summarizes the primary strategic and financial reasons why Hanover and Universal entered into the merger agreement. For a discussion of various factors that could prohibit or limit the parties' ability to realize some or all of these benefits the parties expect to achieve in the merger, please read "Risk Factors" beginning on page 22, "— Hanover's Reasons for the Mergers and Recommendation of Hanover's Board of Directors" beginning on page 44 and "— Universal's Reasons for the Mergers and Recommendation of Universal's Board of Directors" beginning on page 48.

We believe the mergers will provide the stockholders of each of Hanover and Universal an opportunity to realize increased long-term returns on their investment by creating a combined company that is a global leader in the natural gas compression services and production and processing equipment fabrication industry. We believe that the mergers will enhance stockholder value by, among other things, enabling the parties to capitalize on the following benefits:

- *Complementary Strengths.* The mergers will combine Hanover's strength in international contract compression and Hanover's expertise as a provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications with Universal's expectation that it can achieve a lower cost of capital in U.S. contract compression through the Universal Partnership. Hanover's and Universal's international businesses complement one another well, as they primarily operate in different countries with minimal overlapping locations.
- *Shared Vision.* We share a common vision of the future of the natural gas compression and production and processing equipment industry. We believe this shared vision will better enable the combined company to effectively implement its business plan following consummation of the mergers. This vision includes transferring our U.S. contract compression business to the Universal Partnership over time and investing substantial capital in expanding our international business. Both companies are focused on expanding the combined company's natural gas compression services, compressor fabrication business and production and processing equipment fabrication businesses in international markets.
- *Impact on Customers.* We believe the mergers will have a favorable impact on our customers. Specifically, the mergers should benefit customers through improved operating efficiencies and reliability as well as a broader and deeper array of experienced and skilled technicians and service specialists who can serve the needs of our customers. Further, the mergers will strengthen each company's ability to offer a full range of compression products and services to its customers. The combined company will also benefit from each company's commitment to customer service.
- *Cost-of-Capital Advantage of Universal Partnership.* The mergers will result in a larger pool of U.S. compression contracts and assets available for transfer to the Universal Partnership over time to take advantage of a lower cost of capital than Hanover' and Universal's current corporate structures. Over time, the combined company expects to transfer a substantial portion of its U.S. compression contracts and assets to the Universal Partnership.
- *Financial Position.* We believe the combined company initially will have increased earnings and cash flow as a result of its size and business line diversification, with improved access to capital markets.
- *Expanded International Platform.* The mergers will create a combined company with greater international reach and a broader geographic diversification of its compression business than either company

would have by itself. We believe that international compression, combined with production processing capabilities, will become increasingly significant given the rapid expansion of natural gas infrastructure in international locations, and that the combined company's more geographically balanced business will be better positioned to take advantage of future opportunities in the worldwide energy services market.

- *Significant Cost Savings and Synergies.* We believe that the synergies expected to be captured through the integration of the operations of the two companies, combined with the increased size, breadth and depth of the combined company, will allow for greater future profitability than either company could achieve on a stand-alone basis. Not including implementation and transaction costs, the mergers are expected to generate approximately $50 million in annual gross synergies, when fully realized in 2009. These cost savings will result from elimination of duplicate spending (including, but not limited to, overhead costs and general and administrative expense relating to executive officers) and overlapping functions and modifications to our processes to become more efficient, including potentially standardizing our equipment. Following the completion of the mergers, the combined company plans to undertake a comprehensive review of its operations, particularly in the United States, to determine which facilities and functions are duplicative and can be eliminated or converted to a different use. These expected cost savings and synergies are estimates that may change, and achieving the expected cost savings and synergies is subject to a number of risks and uncertainties.

Hanover's Reasons for the Mergers and Recommendation of Hanover's Board of Directors

At its meeting on February 3, 2007, after due consideration, the Hanover board of directors unanimously:

- determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of the stockholders of Hanover;

- approved, authorized and adopted the merger agreement; and

- recommended that the stockholders of Hanover vote FOR adoption of the merger agreement at the meeting of stockholders of Hanover.

In approving the merger agreement and making these determinations, the Hanover board of directors consulted with Hanover's management as well as Hanover's financial advisor and legal counsel, and considered a number of factors, which are discussed below. The following discussion of the information and factors considered by the Hanover board of directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with the mergers, the Hanover board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of the Hanover board of directors may have given different weight to different factors. The Hanover board of directors considered this information and these factors as a whole, and overall considered the relevant information and factors to be favorable to, and in support of, its determinations and recommendations.

The Hanover board of directors considered the following as generally supporting its decision to enter into the merger agreement:

- *Mutual Benefits.* The Hanover board considered the expected benefits to both companies and their stockholders described above under "— Strategic and Financial Rationale for the Mergers."

- *Interest in Master Limited Partnership.* The Hanover board considered that the mergers would combine Hanover with Universal, which already has formed a master limited partnership that provides a lower cost of capital than Hanover's corporate structure. The Hanover board believes that the mergers will allow Hanover to capture the benefits of the master limited partnership structure more quickly and cost-effectively than if Hanover itself attempted to sponsor and complete an initial public offering by a master limited partnership.

- *Financial Flexibility.* The Hanover board considered the expected financial condition of the combined company after the mergers, including its expected market capitalization, balance sheet, revenues, profits and earnings per share, and noted that the combined company should provide Hanover stockholders with increased liquidity and provide the combined company with a potentially lower cost of capital from future equity and debt transactions than Hanover as a stand-alone entity. The Hanover board also considered a projection that the mergers are expected to be accretive to estimated earnings per share of Holdings in 2007 compared to estimated earnings per share of Hanover in 2007, after factoring in synergies and excluding the one-time costs related to the mergers, by approximately $0.23.

- *Ownership of Holdings.* The Hanover board noted that the stockholders of Hanover would own approximately 53% of the combined company based on the application of the negotiated exchange ratios used in the mergers and the number of shares of Hanover and Universal common stock outstanding as of the date of the merger agreement. Because of the various elements that were considered in the relative negotiated valuations of the two companies, including that Hanover was contributing slightly more assets and revenue than Universal, it was important to the Hanover board that the application of the exchange ratios result in stockholders of Hanover owning a slight majority of the combined company.

- *Board Composition.* The Hanover board considered that, upon consummation of the mergers, one-half of the board of Holdings will consist of members of Hanover's board, and that the Chairman of the Board of Hanover will serve as the Chairman of the Board of Holdings. The Hanover board believed that because the transaction was structured as a merger of equals, the board of Holdings initially should be balanced between legacy Hanover directors and Universal directors. In addition, because several members of the senior management team of Universal will serve as members of the senior management team of Holdings, the Hanover board believed it was important that the initial Chairman of the Board of Holdings be a current member of the Hanover board in order to maintain this balance. The Hanover board believed that this balance would enable the combined company to take advantage of the expertise and leadership of both companies.

- *Composition of Management.* The Hanover board considered that, upon consummation of the mergers, the senior management team of Holdings will be balanced between former executives of Hanover and Universal. For example, Stephen A. Snider will serve as President and Chief Executive Officer while Brian A. Matusek will serve as Chief Operating Officer. The Hanover board believed that this balance was important for many of the same reasons that it believed it was important to maintain a balance on the board of directors of Holdings as described above.

- *Increased Operational Scale.* The Hanover board considered the potential benefits to the combined company and Hanover's employees from the expanded opportunities available as a result of being part of a larger organization with increased operational scale. This increased operational scale should allow the combined company to take advantage of the benefits of increased size, an expanded customer base, a more diversified product and service offering, increased geographic presence and greater resources to service the needs of Holdings' customers. The additional scale may also provide additional options for future potential strategic alternatives and will enable the combined company to increase the diversity of its risk portfolio. It should also allow the combined company to provide its employees with improved benefits associated with a larger organization as well as giving them greater opportunities to advance their careers in different fields and in more regions of the world.

- *No Cash Outlay.* The Hanover board noted that the consideration in the mergers consists of common stock of Holdings rather than cash (other than cash paid in lieu of fractional shares of Holdings common stock), which does not require the combined company to make any additional borrowings or cash outlays (other than to pay expenses associated with the mergers).

- *Reciprocity of Merger Agreement.* The Hanover board considered the largely reciprocal nature of the terms of the merger agreement, including the representations and warranties, obligations and rights of the parties under the merger agreement, such as the provisions that permit either party to respond to an unsolicited superior proposal and change its recommendation of the mergers, the conditions to each party's obligation to complete the mergers, the instances in which each party is permitted to terminate the merger agreement and the related termination fees payable by each party in the event of termination of the merger agreement under specified circumstances.

- *Fairness Opinion Presented to the Hanover Board.* The Hanover board considered the financial analysis reviewed and discussed with the Hanover board by representatives of Credit Suisse as well as the oral opinion as of February 3, 2007 of Credit Suisse to the Hanover board (which was subsequently confirmed in writing by delivery of Credit Suisse's written opinion dated the same date) as to the fairness from a financial point of view to the holders of Hanover common stock of the Hanover exchange ratio in the mergers. The full text of Credit Suisse's written opinion, setting forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion is attached as Annex B to this joint proxy statement/prospectus.

- *Tax-Free Exchange.* The Hanover board also took into account that the mergers are intended to be tax-free to the holders of Hanover common stock and that the closing of the Hanover merger is conditioned upon the receipt of a favorable opinion from tax counsel to Hanover.

- *Stock Market Prices.* The Hanover board considered the historical and current market prices of Hanover's common stock and Universal's common stock. The overall equity values of Hanover and Universal based on the market prices of their common stock were relatively equal, which provided the basis for the companies to negotiate a merger agreement that is relatively balanced between the two companies.

- *Corporate Governance Provisions.* The Hanover board considered the corporate governance provisions contained in the proposed certificate of incorporation and bylaws of Holdings and believed that such provisions reflect an appropriate balance between good corporate governance and necessary protections to conduct the business of Holdings in an orderly fashion.

- *Location of Headquarters.* The Hanover board considered that both Hanover and Universal are headquartered in Houston, Texas and the headquarters of the combined company will remain in Houston, Texas, thus reducing the disruption caused by the mergers to Hanover employees who work at Hanover's current headquarters.

The Hanover board also considered the potential risks of the mergers, including the following:

- *Fixed Exchange Ratio.* The Hanover board considered the fact that the fixed exchange ratio would not adjust downwards to compensate for changes in the price of Hanover's or Universal's common stock prior to the consummation of the mergers, and that the terms of the merger agreement did not include termination rights triggered expressly by a decrease in the value of Universal relative to the value of Hanover. The Hanover board determined this structure was appropriate and the risk acceptable due to the directors' focus on the relative intrinsic values and performance of Hanover and Universal and the inclusion in the merger agreement of other structural protections, such as the board's ability to change its recommendation in favor of the merger agreement or to terminate the merger agreement in certain other circumstances.

- *Regulatory Approvals.* The Hanover board considered the extensive regulatory approvals required to complete the mergers and the risk that governmental authorities might seek to impose unfavorable terms or conditions on the required approvals or that such approvals may not be obtained at all. The Hanover board further considered the potential length of the regulatory approval process and the period of time Hanover may be subject to the merger agreement without assurance that the mergers will be completed.

- *Restrictions of Interim Operations.* The Hanover board considered the provisions in the merger agreement placing restrictions on Hanover's operations until completion of the mergers, and the extent of those restrictions as negotiated between the parties. These restrictions could have the effect of preventing Hanover from pursuing other strategic transactions during the pendency of the merger agreement, including certain material acquisitions and divestitures. In addition, these restrictions limit the ability of Hanover to raise capital through the issuance of equity securities or the incurrence of certain indebtedness. In considering the potential risks imposed by the merger agreement, the Hanover board determined that the potential benefits of the mergers outweighed these risks. See "The Merger

Agreement — Covenants and Agreements — Interim Operations" beginning on page 84 for further information.

- *Personnel.* The Hanover board considered the adverse impact that business uncertainty pending completion of the mergers could have on the ability to attract, retain and motivate key personnel until the consummation of mergers. The Hanover board determined, however, to address this risk by implementing a retention program designed to retain key employees during the pendency of the merger agreement. See "— Interests of Hanover and Universal Directors and Executive Officers in the Mergers — Interests of Hanover Directors and Executive Officers in the Mergers — Retention Plan" beginning on page 70. The Hanover board also considered the level and impact of job reductions as a result of transaction-related synergies and whether the possibility of those further job reductions also could make it more difficult for Holdings to attract, retain and motivate key personnel. In considering the potential risks associated with employee morale and retention issues, the Hanover board determined that the potential benefits that the mergers could afford to the employees of Hanover outweighed these risks.

- *Non-Solicitation and Related Provisions.* The Hanover board considered the provisions of the merger agreement that, subject to certain exceptions, prohibit Hanover from soliciting, entering into or participating in discussions regarding any takeover proposal and the provisions of the agreement that require Hanover to conduct a stockholder meeting to consider adoption of the merger agreement whether or not the board of that company continues to recommend in favor of the mergers. See "The Merger Agreement — Covenants and Agreements — No Solicitation" beginning on page 90 for further information.

- *Termination Fee.* The Hanover board considered the risk of the provisions in the merger agreement relating to the potential payment of a termination fee of up to $70 million under certain circumstances and determined that those provisions were customary and appropriate. See "The Merger Agreement — Expenses and Termination Fees" beginning on page 95 for further information.

- *Universal Business Risks.* The Hanover board considered certain risks inherent in Universal's business and operations and other contingent liabilities. Many of these risks are described under the heading "Risk Factors" in Universal's Annual Report on Form 10-K, which is incorporated by reference herein. Based on reports of management and outside advisors regarding the due diligence process and the representations and warranties made by Universal in the merger agreement, the Hanover board determined that these risks were manageable as part of the ongoing business of the combined company.

- *Integration and Synergies.* The Hanover board considered the challenges inherent in the combination of two business enterprises of the size and scope of Hanover and Universal, including the possibility the anticipated cost savings and synergies and other benefits sought to be obtained from the mergers might not be achieved in the time frame contemplated or at all.

As part of the overall mix of information it considered, the Hanover board also considered the interests that certain Hanover executive officers and directors may have with respect to the mergers in addition to their interests as Hanover stockholders. See "— Interests of Hanover and Universal Directors and Executive Officers in the Mergers" beginning on page 65 for further information. This factor was not determined to necessarily be in support of or against the Hanover board's decision to recommend the mergers.

The Hanover board concluded that, overall, the potential benefits of the mergers to Hanover and its stockholders outweighed the risks, many of which are mentioned above.

The Hanover board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. It should be noted that this explanation of the reasoning of the Hanover board and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Information Regarding Forward-Looking Statements" beginning on page 33.

- *Regulatory Approvals.* The Universal board considered the regulatory approvals required to complete the mergers and the risk that governmental authorities and third parties might seek to impose unfavorable terms or conditions on the required approvals or that such approvals may not be obtained at all. The Universal board further considered the potential length of the regulatory approval process and the period of time Universal may be subject to the merger agreement without assurance that it will be completed.

- *Integration.* The Universal board evaluated the possibility that the anticipated cost savings and synergies and other benefits sought to be obtained from the mergers might not be achieved in the time frame contemplated.

- *Personnel.* The Universal board considered the adverse impact that uncertainty pending consummation of the mergers could have on the ability to attract, retain and motivate key personnel until the mergers are completed. The Universal board also considered the level and impact of job reductions as a result of transaction-related synergies and whether the possibility of those further job reductions also could make it more difficult for the combined company to attract, retain and motivate key personnel.

- *Debt Arrangements.* The Universal board considered the impact of the mergers on the existing debt arrangements of both Hanover and Universal and the companies' potential need to refinance their existing debt. The Universal board concluded that the impact of the mergers on the existing debt arrangements was manageable as part of the business of the combined company.

The Universal board also considered the largely reciprocal nature of the terms of the merger agreement, including the representations and warranties, obligations and rights of the parties under the merger agreement, the conditions to each party's obligation to complete the mergers, the instances in which each party is permitted to terminate the merger agreement and the related termination fees payable by each party in the event of termination of the merger agreement under specified circumstances. In particular, the Universal board considered the fact that the following provisions have substantially mutual application to both Hanover and Universal and that, therefore, the parties face relatively equal opportunities and risks arising from these provisions:

- *Fixed Exchange Ratio.* The Universal board considered the fact that the fixed exchange ratio will not adjust upward or downward to compensate for changes in the price of either Hanover or Universal common stock prior to the consummation of the mergers, and that the terms of the merger agreement do not include termination rights triggered expressly by a decrease in value of either company due to a decline in the market price of that company's common stock. The Universal board determined that this structure was appropriate and the risk acceptable in view of the reciprocal nature of the fixed exchange ratio, the Universal board's focus on the relative intrinsic values and financial performance of Hanover and Universal and the percentage of the combined company to be owned by former holders of Universal common stock, and the inclusion in the merger agreement of other structural protections such as the board's ability to change its recommendation in favor of the merger agreement or to terminate the merger agreement in the event of a material adverse change in the other company's business.

- *Restrictions on Interim Operations.* The Universal board considered the provisions of the merger agreement placing restrictions on each company's operations until completion of the mergers and the extent of those restrictions as negotiated between the parties. See "The Merger Agreement — Covenants and Agreements — Interim Operations" beginning on page 84 for further information.

- *Non-Solicitation and Related Provisions.* The Universal board considered the provisions of the merger agreement that, subject to certain exceptions, prohibit each company from soliciting, entering into or participating in discussions regarding any takeover proposal and the provisions of the agreement that require each company to conduct a stockholder meeting to consider adoption of the merger agreement whether or not the board of that company continues to recommend in favor of the mergers. See "The Merger Agreement — Covenants and Agreements — No Solicitation" beginning on page 90 for further information.

- *Termination Fee.* The Universal board considered the provisions of the merger agreement relating to the potential payment or receipt of a termination fee of up to $70 million under certain circumstances and determined that those provisions were customary and appropriate. See "The Merger Agreement — Expenses and Termination Fees" beginning on page 95 for further information.

As part of the overall mix of information it considered, the Universal board also considered the following factors, none of which individually was determinative of the Universal board's decision to recommend the mergers but all of which, taken together, were viewed as generally supporting the mergers:

- the scope of the due diligence investigation conducted by management and Universal's outside advisors and the results thereof;
- the provisions of Holdings' organizational documents, including those that are different from Universal's, such as Holdings' lack of a classified board of directors;
- the earnings, cash flow and balance sheet impact of the mergers;
- the relative financial performance, businesses, risks and prospects of Hanover and Universal;
- the historical and then-current stock price information of Hanover and Universal; and
- the interests that certain Universal executive officers and directors may have with respect to the mergers in addition to their interests as Universal stockholders. See "— Interests of Hanover and Universal Directors and Executive Officers in the Mergers" beginning on page 65 for further information.

The Universal board of directors concluded that, overall, the potential benefits of the mergers to Universal and Universal's stockholders outweighed the risks.

The Universal board of directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. It should be noted that this explanation of Universal's board of directors' reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Information Regarding Forward-Looking Statements" beginning on page 33.

The Universal board of directors has unanimously approved the merger agreement, has unanimously determined that the merger agreement and the transactions contemplated thereby, including the mergers, are advisable, fair to and in the best interests of Universal and Universal's stockholders, and unanimously recommends that Universal stockholders vote FOR the proposal to adopt the merger agreement.

Financial Forecasts

During the course of discussions between Hanover and Universal, the companies provided their respective financial advisors and each other selected, non-public financial forecasts prepared by the companies' respective managements as part of their internal, year-end 2006 planning process for fiscal year 2007. The forecast amounts set forth below are included in this joint proxy statement/prospectus only because this information was exchanged between Hanover and Universal and provided to the respective financial advisors of Hanover and Universal in connection with the proposed mergers.

Hanover and Universal advised each other and their financial advisors that their respective internal financial forecasts were subjective in many respects. The forecasts reflect numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and beyond Hanover's and Universal's control. The forecasts also reflect numerous estimates and assumptions related to the business of Hanover and Universal (including with respect to the growth and viability of certain segments of their respective businesses) that are inherently subject to significant economic, political, and competitive uncertainties, all of which are difficult to predict and many of which are beyond Hanover's and Universal's control. See "Risk Factors" beginning on page 22. The assumptions made in preparing the forecasts may not prove accurate, and actual results may be materially greater or less than those set forth below. See "Cautionary Information Regarding Forward-Looking Statements" beginning on page 33.

The managements of Hanover and Universal have prepared from time to time in the past, and will continue to prepare in the future, internal financial forecasts that reflect various estimates and assumptions that change from time to time. Accordingly, the forecasts used in conjunction with the proposed transaction may differ from these other forecasts.

THE INCLUSION OF THE FORECASTS IN THIS JOINT PROXY STATEMENT/PROSPECTUS SHOULD NOT BE REGARDED AS AN INDICATION THAT HANOVER OR UNIVERSAL OR THEIR RESPECTIVE OFFICERS AND DIRECTORS CONSIDER THE FORECASTS TO BE AN ACCURATE PREDICTION OF FUTURE EVENTS OR NECESSARILY ACHIEVABLE. IN LIGHT OF THE UNCERTAINTIES INHERENT IN FORWARD-LOOKING INFORMATION OF ANY KIND. HANOVER AND UNIVERSAL CAUTION YOU AGAINST RELYING ON THIS INFORMATION. NONE OF HANOVER, UNIVERSAL OR THEIR RESPECTIVE OFFICERS OR DIRECTORS INTEND TO UPDATE OR REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THEY WERE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EXCEPT TO THE EXTENT REQUIRED BY LAW. SEE "CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS" BEGINNING ON PAGE 34.

Hanover's Forecasts

In developing its 2007 financial forecast, Hanover assumed that worldwide natural gas market fundamentals will remain positive in 2007 and that customers in the United States, Latin America and the emerging markets of the Eastern Hemisphere will continue to be active in the development of natural gas resources, resulting in continued demand for surface equipment infrastructure to support this development activity.

For its 2007 financial forecast, Hanover anticipated the rental of compression equipment and the sale of compression, production and processing equipment and aftermarket services in the United States to be generally consistent with levels experienced in 2006. During 2007, Hanover expects to continue to increase the number of higher horsepower units in its fleet under contract and to complete its program to refurbish idle equipment for re-application in the market. Pricing levels in the United States for contracted compression were anticipated to be consistent with or slightly better than 2006 levels. Hanover has initiated a program to improve the efficiency of its United States rental operations and expects rental operating expenses, as a percentage of revenues, to begin to decline by the end of 2007.

In developing its 2007 international budget, Hanover assumed increased rental activity in Latin America, the commencement of a new rental project in the Middle East, and improved sales of oil and gas surface equipment as well as improved sales at Hanover's subsidiary, Belleli Energy S.r.l. Belleli provides engineering, procurement and construction services primarily related to the manufacturing of critical process equipment for refinery and petrochemical facilities and construction of evaporators and brine heaters for desalination plants and tank farms, primarily for use in Europe and the Middle East. Hanover's 2007 financial forecast was prepared using accounting principles consistent with its historical financial statements.

THE FORECASTS SET FORTH BELOW WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH PUBLISHED GUIDELINES OF THE SEC, ANY STATE SECURITIES COMMISSION OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PREPARATION AND PRESENTATION OF PROSPECTIVE FINANCIAL INFORMATION. THE HANOVER PROSPECTIVE FINANCIAL INFORMATION INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN PREPARED BY, AND IS THE RESPONSIBILITY OF, THE HANOVER MANAGEMENT. PRICEWATERHOUSECOOPERS LLP HAS NEITHER EXAMINED NOR COMPILED THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION AND, ACCORDINGLY, PRICEWATERHOUSECOOPERS LLP DOES NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE WITH RESPECT THERETO. THE PRICEWATERHOUSECOOPERS LLP REPORT INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/PROSPECTUS RELATES TO HANOVER'S HISTORICAL FINANCIAL INFORMATION. IT DOES NOT EXTEND TO THE PROSPECTIVE FINANCIAL INFORMATION AND SHOULD NOT BE READ TO DO SO.

Forecast of Hanover's Results Provided to its Financial Advisor (dollars in millions, except per share amounts)

	2007
Revenue and Other Income	$1,889
Gross Profit and Equity in Earnings	676
EBITDA(1)	457
Net Income	79
Earnings per Share (diluted)	$ 0.72

(1) EBITDA consists of consolidated income (loss) from continuing operations before interest expense, provision for (benefit from) income taxes, and depreciation and amortization. EBITDA is a commonly used measure of operating performance for valuing companies in Hanover's industry. EBITDA should not be considered as an alternative to measures prescribed by generally accepted accounting principles and may not be comparably calculated from one company to another.

Universal's Forecasts

The major underlying assumptions for the Universal forecasts were tied to Universal's belief that the fundamentals of the worldwide natural gas industry will remain positive through 2007.

In the United States, Universal believes that the drilling activity experienced in 2006 will continue in 2007, while natural gas production in the United States will grow slightly. Universal also believes that the level of natural gas produced from unconventional sources, such as coalbeds, tight sands and shales, will continue to grow, as it has over the past several years. Because unconventional natural gas production requires more compression per million cubic feet of natural gas than conventional production, the requirements for compression in the United States are expected to grow faster than the overall natural gas production growth rate. Universal believes that this increase in demand for compression will allow it to grow its contract compression business in the United States by adding additional compression equipment and putting existing idle equipment back to work. Additionally, Universal expects that the increase in demand for compression will benefit both its aftermarket service and fabrication businesses.

In international markets, Universal believes that the development of infrastructure to support the production and transportation of natural gas experienced in 2006 will continue in 2007. This infrastructure development has been undertaken as more stringent environmental standards against the flaring of natural gas have been enacted in many regions throughout the world and more natural gas is being utilized in the regions where it is produced to allow for the exportation of crude oil. With the expansion of this infrastructure, Universal forecasts that its international contract compression will continue to grow at rates commensurate with recent history. Additionally, Universal believes this increasing focus on natural gas development will benefit both its international aftermarket service and fabrication businesses. Finally, the forecast Universal provided to Hanover included the financial effects of the acquisition of B.T.I. Holdings Pte Ltd, a Singapore-based equipment fabricator, that Universal completed in January 2007.

THE PROSPECTIVE FINANCIAL INFORMATION OF UNIVERSAL INCLUDED IN THIS JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN PREPARED BY, AND IS THE RESPONSIBILITY OF, UNIVERSAL'S MANAGEMENT. THE ACCOMPANYING PROSPECTIVE FINANCIAL INFORMATION RELATED TO UNIVERSAL WAS NOT PREPARED WITH A VIEW TOWARD PUBLIC DISCLOSURE OR WITH A VIEW TOWARD COMPLYING WITH THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS WITH RESPECT TO PROSPECTIVE FINANCIAL INFORMATION, BUT, IN THE VIEW OF THE UNIVERSAL'S MANAGEMENT, WAS PREPARED ON A REASONABLE BASIS, REFLECTS THE BEST ESTIMATES AND JUDGMENTS AVAILABLE AT THE TIME THE INFORMATION WAS PREPARED, AND PRESENTS, TO THE BEST OF UNIVERSAL MANAGEMENT'S KNOWLEDGE AND BELIEF AT THE TIME THE INFORMATION WAS PREPARED, THE EXPECTED COURSE OF ACTION AND THE EXPECTED FUTURE FINANCIAL PERFORMANCE OF THE UNIVERSAL. HOWEVER, THIS INFORMATION IS NOT FACT AND SHOULD NOT BE

RELIED UPON AS BEING NECESSARILY INDICATIVE OF FUTURE RESULTS, AND READERS OF THIS JOINT PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROSPECTIVE FINANCIAL INFORMATION. NEITHER DELOITTE & TOUCHE LLP NOR ANY OTHER INDEPENDENT ACCOUNTANTS HAVE COMPILED, EXAMINED OR PERFORMED ANY PROCEDURES WITH RESPECT TO THE PROSPECTIVE FINANCIAL INFORMATION CONTAINED HEREIN, NOR HAVE THEY EXPRESSED ANY OPINION OR ANY OTHER FORM OF ASSURANCE ON SUCH INFORMATION OR ITS ACHIEVABILITY, AND ASSUME NO RESPONSIBILITY FOR, AND DISCLAIM ANY ASSOCIATION WITH, THE PROSPECTIVE FINANCIAL INFORMATION.

Forecast of Universal's Results Provided to its Financial Advisor (dollars in millions, except per share amounts)

	2007
Revenue	$1,152
Gross Profit	498
EBITDA, as Adjusted(1)	357
Net Income	100
Earnings per Share (diluted)	$ 3.19

(1) EBITDA, as adjusted, is defined as net income plus income taxes, interest expense (including debt extinguishment costs and gain on the termination of interest rate swap agreements), operating lease expense, depreciation and amortization, foreign currency gains or losses, minority interest, excluding non-recurring items (including facility consolidation costs). EBITDA is a commonly used measure of operating performance for valuing companies in Universal's industry. EBITDA should not be considered as an alternative to measures prescribed by generally accepted accounting principles and may not be comparably calculated from one company to another.

Opinion of Hanover's Financial Advisor

On February 3, 2007, Credit Suisse Securities (USA) LLC rendered its oral opinion to Hanover's board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse's written opinion dated the same date) to the effect that, as of February 3, 2007, the Hanover exchange ratio was fair, from a financial point of view, to the holders of Hanover common stock. Credit Suisse has not been requested to and is not expected to update or reaffirm its opinion.

Credit Suisse's opinion was directed to Hanover's board of directors and only addressed the fairness from a financial point of view of the Hanover exchange ratio and does not address any other aspect or implication of the mergers. The summary of Credit Suisse's opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. Hanover encourages Hanover's stockholders to carefully read the full text of Credit Suisse's written opinion. However, neither Credit Suisse's written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and do not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matter relating to the mergers.

In arriving at its opinion, Credit Suisse, among other things:

- reviewed a draft dated February 3, 2007 of the merger agreement;
- reviewed certain publicly available business and financial information relating to Hanover and Universal;

- reviewed certain other information relating to Hanover and Universal, including financial forecasts (and adjustments thereto based on discussions with the management of Hanover) relating to Hanover and Universal, provided to or discussed with Credit Suisse by Hanover and Universal;
- met with the managements of Hanover and Universal to discuss the business and prospects of Hanover and Universal, respectively;
- considered certain financial and stock market data of Hanover and Universal and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to those of Hanover and Universal;
- considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which had recently been effected; and
- considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with Credit Suisse's review, Credit Suisse did not assume any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. As Hanover was aware, the management of Universal only provided Credit Suisse with financial forecasts for Universal with respect to 2007 and, at Hanover's direction, for purposes of Credit Suisse's analyses and its opinion, Credit Suisse used such financial forecasts for Universal for 2007 and financial forecasts for Universal beyond 2007 based on the financial forecasts for 2007 provided by the management of Universal. With respect to the financial forecasts for Hanover and Universal that Credit Suisse reviewed, Credit Suisse was advised, and Credit Suisse assumed, that such forecasts for Hanover had been reasonably prepared on bases reflecting reasonable estimates and judgments of the management of Hanover as to the future financial performance of Hanover and that such forecasts and estimates for Universal had been reasonably prepared on bases reflecting the reasonable estimates and judgments of the managements of Universal (as to the financial performance of Universal in 2007) and Hanover (as to the financial performance of Universal beyond 2007). Credit Suisse assumed, with Hanover's consent, that the mergers would be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse also assumed, with Hanover's consent, that in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Hanover, Universal or the contemplated benefits of the mergers that was material to Credit Suisse's analysis, that the mergers would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof, and that the merger agreement, when executed, would conform to the draft reviewed by Credit Suisse in all respects material to its analyses. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Hanover or Universal, nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse's opinion only addressed the fairness, from a financial point of view, to the holders of Hanover common stock of the Hanover exchange ratio and did not address any other aspect or implication of the mergers or any other agreement, arrangement or understanding entered into in connection with the mergers or otherwise. Credit Suisse's opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse's opinion also was based on certain assumptions regarding the oil and gas services industry which are subject to significant volatility and which, if different than assumed, could have a material impact on Credit Suisse's analyses. Credit Suisse did not express any opinion as to what the value of shares of common stock of Holdings actually will be when issued to the holders of Hanover common stock pursuant to the mergers or the prices at which shares of common stock of Holdings will trade at any time. Credit Suisse's opinion did not address the relative merits of the mergers as compared to alternative transactions or strategies that might be available to Hanover, nor did it address the underlying business decision of Hanover to proceed with the mergers. Credit Suisse was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Hanover.

Selected Transactions Analysis. Credit Suisse calculated multiples of enterprise value and per share equity value to certain financial data based on the purchase prices paid in selected publicly-announced transactions involving companies in the oil and gas services industry.

- The calculated multiples included enterprise value as a multiple of latest 12 months, or LTM EBITDA.

The selected transactions were selected because the target companies were deemed to be similar to Hanover in one or more respects which included nature of business, size, diversification, financial performance and geographic concentration. The selected transactions were:

Acquirer	Target
Compagnie Générale de Géophysique	Veritas DGC Inc.
Tenaris S.A.	Maverick Tube Corporation
Schlumberger Limited	Western Geco
Weatherford International Ltd.	Precision Drilling Corporation's Drilling Business
First Reserve Corporation	Dresser Rand Unit of Ingersoll-Rand Company
National-Oilwell, Inc.	Varco International Inc.
Enerflex Systems Ltd.	EnSource Energy Services Inc.
First Reserve Corporation, Odyssey Investment Partners, Dresser Equipment Group management	Dresser Equipment Group (Halliburton Company)
Tuboscope Inc.	Varco International Inc.
Precision Drilling Corporation	Computalog Ltd.
Schlumberger Limited	Camco International Inc.
Baker Hughes Inc.	Western Atlas Inc.
Halliburton Company	Dresser Industries, Inc.
EVI, Inc.	Weatherford Enterra, Inc.

Credit Suisse applied multiple ranges based on the selected transactions analysis to corresponding financial data for Hanover and Universal. The selected transactions analysis indicated an implied reference range Hanover exchange ratio of 0.266 to 0.435, as compared to the Hanover exchange ratio in the Hanover merger of 0.325 per share of Hanover common stock.

Discounted Cash Flow Analysis. Credit Suisse also calculated the net present value of Hanover's and Universal's unlevered, after-tax free cash flows through 2011 based on estimates provided by Hanover's management with respect to Hanover. The management of Universal only provided Credit Suisse with financial forecasts for Universal with respect to 2007 and, at Hanover's direction, for purposes of its analyses and its opinion, Credit Suisse used such financial forecasts for Universal for 2007 and financial forecasts for Universal beyond 2007 based on the financial forecasts for 2007 provided by the management of Universal. In performing this analysis, Credit Suisse used discount rates ranging from 11.0% to 12.0% for Hanover and 9.5% to 10.5% for Universal based on Hanover's and Universal's estimated weighted average cost of capital and terminal value multiples ranging from 7.5x to 8.5x for Hanover and Universal based on the selected companies analyses. The discounted cash flow analyses indicated an implied reference range Hanover exchange ratio of 0.264 to 0.400, as compared to the Hanover exchange ratio in the Hanover merger of 0.325 per share of Hanover common stock.

Contribution Analysis. Credit Suisse also reviewed the respective contributions of Hanover and Universal to estimated 2006 and 2007 EBITDA, Net Income and After-Tax Cash Flow for the pro forma combined entity resulting from the mergers without giving effect to any cost savings or synergies. This analysis indicated that the following relative contributions of Hanover and Universal resulted in the indicated implied Hanover exchange ratios, as compared to the Hanover exchange ratio in the Hanover merger of 0.325 per share of Hanover common stock:

	Hanover	Universal	Hanover Implied Exchange Ratio
2006E EBITDA	58%	42%	0.387
2007E EBITDA	57%	43%	0.359
2006E Net Income	48%	52%	0.246
2007E Net Income	46%	54%	0.227
2006E After Tax Cash Flow	55%	45%	0.326
2007E After Tax Cash Flow	55%	45%	0.326

For the purposes of the contribution analysis, estimated 2006 and 2007 EBITDA and After Tax Cash Flow for Universal were adjusted for, among other things, certain conforming accounting adjustments based on discussions with Hanover's management.

Other Matters

Credit Suisse was engaged by Hanover pursuant to a letter agreement dated as of December 20, 2006 to act as Hanover's financial advisor with respect to, among other things, the possible acquisition of all or substantially all of the assets or the capital stock of Universal, including any merger, joint venture or other business combination involving Universal. Hanover engaged Credit Suisse based on Credit Suisse's qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking and financial advisory firm. Credit Suisse, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the engagement letter, Hanover will pay Credit Suisse a fee of $8 million for serving as Hanover's financial advisor. Payment of such fee is fully contingent upon the consummation of the merger between Hanover and Universal. As part of its services as financial advisor to Hanover, Credit Suisse rendered the opinion described above to Hanover's board of directors. Credit Suisse did not receive a separate fee for rendering this opinion. Hanover has also agreed to indemnify Credit Suisse for certain liabilities and other items arising out of its engagement. Credit Suisse and its affiliates have in the past provided and are currently providing investment banking services to Hanover for which Credit Suisse has received, and would expect to receive, compensation. Since January 1, 2005, Credit Suisse has been paid an aggregate of approximately $4.2 million by Hanover for such services. In the future Credit Suisse and its affiliates may provide such services to Holdings and its affiliates, for which Credit Suisse would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Hanover, Universal and any other company that may be involved in the mergers, as well as provide investment banking and other financial services to such companies.

Opinion of Universal's Financial Advisor

Goldman, Sachs & Co. rendered its opinion to the board of directors of Universal that, as of February 5, 2007 and based upon and subject to the factors and assumptions set forth therein, the Universal exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of Universal common stock. Universal does not intend to request that Goldman Sachs render an opinion as of any date subsequent to February 5, 2007.

The full text of the written opinion of Goldman Sachs, dated February 5, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of the board of directors of Universal in connection with its consideration of

the mergers. The Goldman Sachs opinion is not a recommendation as to how any holder of Universal common stock should vote with respect to the Universal merger.

In connection with rendering the opinion described above and performing its related financial analysis, Goldman Sachs reviewed, among other things:

- the merger agreement;
- annual reports to stockholders and annual reports on Form 10-K of Universal for the four fiscal years ended March 31, 2005 and the nine months ended December 31, 2005, and of Hanover for the five years ended December 31, 2005;
- certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Universal and Hanover;
- certain other communications from Universal and Hanover to their respective stockholders;
- certain internal financial analyses and forecasts for Universal prepared by Universal's management;
- certain financial analyses and forecasts for Hanover prepared by Universal's management; and
- certain cost savings and operating synergies projected by Universal's management to result from the mergers (hereinafter the "Synergies").

Goldman Sachs also held discussions with members of the senior managements of Universal and Hanover regarding their assessment of the strategic rationale for, and the potential benefits of, the mergers and the past and current business operations, financial condition, and future prospects of Hanover, and with members of the senior management of Universal regarding their assessment of the past and current business operations, financial condition and future prospects of Universal. In addition, Goldman Sachs reviewed the reported price and trading activity for the Universal common stock and the Hanover common stock, compared certain financial and stock market information for Universal and Hanover with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the energy industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, legal, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed, with the consent of Universal's board of directors, that the financial analyses and forecasts for Universal and Hanover and the Synergies estimates prepared by Universal's management described above were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Universal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on Holdings or on the expected benefits of the mergers in any way meaningful to its analysis. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Hanover or Universal or any of their respective subsidiaries, nor has Goldman Sachs been furnished with any such evaluation or appraisal.

Goldman Sachs' opinion does not address the underlying business decision of Universal to engage in the mergers, nor does it express any opinion as to the prices at which shares of Holdings common stock will trade at any time.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of Universal in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 2, 2007, and is not necessarily indicative of current market conditions.

Historical Exchange Ratio Analysis. Goldman Sachs calculated the average historical exchange ratios of Hanover common stock to Universal common stock based on the closing prices of Hanover common stock and Universal common stock during the 45-trading day, 60-trading day, 90-trading day, six-month, one-year, three-year, and five-year periods ended February 2, 2007, and on the closing prices of Universal common stock and Hanover common stock on February 2, 2007.

The following table illustrates each such historical exchange ratio.

Time Period	Exchange Ratio
5 Year Average	0.4177x
3 Year Average	0.3487x
1 Year Average	0.3296x
6 Month Average	0.3240x
90 Trading Day Average	0.3181x
60 Trading Day Average	0.3111x
45 Trading Day Average	0.3113x
At February 2, 2007	0.3175x

Selected Transactions Analysis. Goldman Sachs reviewed certain financial and governance information for each "merger of equals" transaction in the energy industry since 2000 that was identified by Goldman Sachs:

- National Oilwell / Varco International, Inc. (2004)
- PanCanadian Energy Corp. / Alberta Energy Company Ltd. (2002)
- Phillips Petroleum Company / Conoco Inc. (2001)
- Santa Fe International Group / Global Marine Inc. (2001)
- Pride International Inc. / Marine Drilling Co., Inc. (2001)
- BHP Ltd. / Billiton PLC (2001)
- Chevron Corp. / Texaco Inc. (2000)

For each of the foregoing transactions, Goldman Sachs calculated the premium to the stock price for the last trading day prior to the announcement of the transaction implied by the exchange ratio for the transaction, compared the market value of each company in the transaction and the pro forma ownership of the combined company, and reviewed certain non-financial terms of the transaction, including the composition of the board of directors and management of the combined company. Goldman Sachs reviewed the foregoing transactions primarily to analyze the composition of the board and senior management of the combined company in transactions similar to the mergers. Goldman Sachs did not perform its selected transactions review for the purposes of performing financial analyses. The results of these analyses and reviews are summarized in the following table:

Merger	% Market Capitalization	New % Ownership	Premium to Market (over 1-day Pre-Announcement)	Board Representation in New Company	Senior Management in New Company
National Oilwell	53%	51%		50%	President / CEO
Varco International	47%	49%	9%	50%	Chairman / COO
PanCanadian Energy	54%	54%		50%	Chairman
Alberta Energy	46%	46%	0%	50%	President / CEO
Phillips Petroleum	57%	57%		50%	President / CEO
Conoco	43%	43%	0%	50%	Chairman

Merger	% Market Capitalization	New % Ownership	Premium to Market (over 1-day Pre-Announcement)	Board Representation in New Company	Senior Management in New Company
Santa Fe International	53%	50%		50%	President / CEO
Global Marine	47%	50%	17%	50%	Chairman
Pride International	56%	56%		50%	President / CEO
Marine Drilling	44%	44%	3%	50%	Chairman
BHP	68%	64%		50%	Interim CEO
Billiton	32%	36%	21%	50%	CEO
Chevron	64%	61%		60%	Chairman / CEO
Texaco	36%	39%	18%	40%	Vice Chairman

Contribution Analysis. Goldman Sachs performed a contribution analysis in which Goldman Sachs analyzed the relative estimated contributions to be made by Universal and Hanover to the market capitalization, earnings before interest, taxes, depreciation and amortization, or EBITDA, net income, and cash flow, which is defined as net income plus depreciation and amortization and other non-cash items, of the combined company following consummation of the mergers, before taking into account any of the possible benefits that may be realized following the mergers. This analysis was based on the closing price of Universal common stock of $61.10 and of Hanover common stock of $19.40 on February 2, 2007, and on projections prepared by Universal's management. Additionally, Goldman Sachs' calculations assumed conversion of Hanover's "in-the-money" convertible debt securities (those securities for which the conversion price is below Hanover's common stock price). The following table presents the results of this analysis:

	Relative Contribution to the Combined Company		
	Hanover	Universal	Implied Exchange Ratio
Market Capitalization	54%	46%	0.3175x
EBITDA			
2006E	54%	46%	0.3032x
2007E	56%	44%	0.3301x
2008E	55%	45%	0.3218x
Cash Flow			
2006E	56%	44%	0.3334x
2007E	56%	44%	0.3343x
2008E	55%	45%	0.3294x
Net Income			
2006E	50%	50%	0.2667x
2007E	51%	49%	0.2761x
2008E	50%	50%	0.2615x

Relative Discounted Cash Flow Analysis. Goldman Sachs performed a relative discounted cash flow analysis to determine the implied exchange ratio of Hanover common stock to Universal common stock, assuming each company continued to operate as a stand-alone company, and using estimates for Universal and Hanover prepared by Universal's management. Goldman Sachs calculated implied per share prices for Universal common stock and Hanover common stock by calculating (a) the sum of (i) the present values of estimated cash flows for Universal and Hanover, respectively, through the year 2015, using discount rates ranging from 8% to 11% and (ii) the present values of the illustrative terminal values of Universal and Hanover, respectively, in the year 2015, based on a range of multiples from 5.5x to 9.5x estimated EBITDA in 2015 and using discount rates ranging from 8% to 11%, divided by (b) the total number of outstanding shares of Universal and Hanover, respectively. Goldman Sachs' calculations were based on projections prepared by Universal's management. The following table presents the results of this analysis:

Hanover / Universal Implied Exchange Ratio

	Terminal Value of 2015E EBITDA				
Discount Rate	**5.5x**	**6.5x**	**7.5x**	**8.5x**	**9.5x**
8.0%	0.334x	0.335x	0.336x	0.337x	0.338x
9.0%	0.332x	0.334x	0.335x	0.336x	0.337x
10.0%	0.330x	0.332x	0.334x	0.335x	0.336x
11.0%	0.328x	0.330x	0.332x	0.333x	0.334x

Discounted Cash Flow Accretion / Dilution Analysis. Goldman Sachs performed an accretion / dilution analysis to determine whether the mergers would be accretive or dilutive to the holders of Universal common stock, by comparing implied per share prices of Holdings common stock to implied per share prices of Universal common stock on a stand-alone basis.

Goldman Sachs performed a discounted cash flow analysis to determine implied per share prices for Holdings common stock, assuming that the combined companies will operate without any Synergies, by calculating (a) the sum of (i) the present values of estimated cash flows for Holdings through the year 2015, using discount rates ranging from 8% to 11% and (ii) the present value of the illustrative terminal value of Holdings in the year 2015, based on a range of multiples from 5.5x to 9.5x estimated EBITDA in 2015, and using discount rates ranging from 8% to 11%, divided by (b) the total number of outstanding Holdings shares following completion of the mergers. Goldman Sachs then performed a discounted cash flow analysis to determine implied per share prices for Universal common stock, on a stand-alone basis, by calculating (a) the sum of (i) the present values of estimated cash flows for Universal through the year 2015, using discount rates ranging from 8% to 11% and (ii) the present value of the illustrative terminal value of Universal in the year 2015, based on a range of multiples from 5.5x to 9.5x estimated EBITDA in 2015, and using discount rates ranging from 8% to 11%, divided by (b) the total number of outstanding shares of Universal. Based on these calculations, Goldman Sachs then determined whether the mergers would be accretive or dilutive to holders of Universal common stock.

% Change in Per Share Value of Universal from Status Quo (without Synergies)

	Terminal Value of 2015E EBITDA				
Discount Rate	**5.5x**	**6.5x**	**7.5x**	**8.5x**	**9.5x**
8.0%	0.6%	0.9%	1.1%	1.3%	1.5%
9.0%	(0.1)%	0.3%	0.6%	0.9%	1.1%
10.0%	(0.8)%	(0.3)%	0.1%	0.4%	0.7%
11.0%	(1.6)%	(1.0)%	(0.5)%	(0.1)%	0.2%

Goldman Sachs also performed a discounted cash flow analysis to determine implied per share prices for Holdings common stock, assuming that the combined companies will operate with annual Synergies of $50 million as estimated by Universal's management, by calculating (a) the sum of (i) the present values of estimated cash flows for Holdings through the year 2015, using discount rates ranging from 8% to 11% and (ii) the present value of the illustrative terminal value of Holdings in the year 2015, based on a range of multiples from 5.5x to 9.5x estimated EBITDA in 2015, and using discount rates ranging from 8% to 11%, divided by (b) the total number of outstanding Holdings shares following completion of the mergers. Goldman Sachs then performed a discounted cash flow analysis to determine implied per share prices for Universal common stock, on a stand-alone basis, by performing the same calculations described in the preceding paragraph. Based on these calculations, Goldman Sachs then determined whether the mergers would be accretive or dilutive to holders of Universal common stock.

Goldman Sachs' calculations were based on estimates for Universal and Hanover and Synergies estimates prepared by Universal's management. The following table presents the results of this analysis:

% Change in Per Share Value of Universal from Status Quo (with Synergies)

Discount Rate	Terminal Value of 2015E EBITDA				
	5.5x	6.5x	7.5x	8.5x	9.5x
8.0%	8.7%	8.5%	8.3%	8.2%	8.1%
9.0%	8.3%	8.2%	8.0%	8.0%	7.9%
10.0%	7.9%	7.8%	7.7%	7.7%	7.6%
11.0%	7.5%	7.4%	7.4%	7.4%	7.3%

Pro Forma Merger Analysis. Goldman Sachs prepared illustrative pro forma analyses of the potential financial impact of the mergers using estimates for Universal and Hanover prepared by Universal's management. For the second half of 2007 and each of the years 2008 and 2009, Goldman Sachs compared the projected earnings per share, or EPS, and cash flows per share, or CFPS, defined as net income plus depreciation and amortization, divided by fully diluted shares outstanding (and does not include deferred taxes), of Universal common stock on a standalone basis to the projected EPS and CFPS of the Holdings common stock. Goldman Sachs' calculations were based on the agreed-upon exchange rate of 0.325x, and assuming annual Synergies of $50 million as estimated by Universal's management. Goldman Sachs also performed sensitivity calculations assuming annual Synergies of $25 million and $75 million, respectively. The following tables present the results of this analysis:

	$25 Million Synergies	$50 Million Synergies	$75 Million Synergies
EPS Accretion / (Dilution)			
2H 2007E	4.8%	12.3%	19.7%
2008E	(3.2)%	3.5%	10.2%
2009E	(4.7)%	1.6%	7.8%
CFPS Accretion / (Dilution)			
2H 2007E	6.5%	9.4%	12.3%
2008E	3.2%	5.9%	8.5%
2009E	2.8%	5.3%	7.7%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Hanover or Universal or the contemplated mergers.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to Universal's board of directors, as to the fairness from a financial point of view to the holders of Universal common stock, of the Universal exchange ratio contemplated by the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Universal, Hanover, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Universal exchange ratio and the Hanover exchange ratio were determined through arms'-length negotiations between Universal and Hanover and were approved by Universal's board of directors. Goldman

Sachs provided advice to Universal during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Universal or its board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for either merger.

As described above, Goldman Sachs' opinion was one of many factors taken into consideration by Universal's board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs has acted as financial advisor to Universal in connection with, and has participated in certain of the negotiations leading to, the mergers contemplated by the merger agreement. Goldman Sachs also may provide investment banking services to Universal and Hanover in the future. In connection with the above-described investment banking services, Goldman Sachs may in the future receive compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Universal, Hanover and their respective affiliates, may actively trade the debt and equity securities of Universal and Hanover for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Pursuant to a letter agreement, dated December 22, 2006, Universal engaged Goldman Sachs to act as its financial advisor in connection with the contemplated mergers. Universal's board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the mergers. Pursuant to the terms of this engagement letter, Universal has agreed to pay Goldman Sachs a transaction fee of $10 million, payable upon consummation of the mergers. Universal has also agreed to consider, in good faith, taking into account the level of service that Goldman Sachs has provided in connection with the mergers, paying Goldman Sachs an additional transaction fee of $3 million, payable upon consummation of the mergers. Payment of Goldman Sachs' fees is fully contingent upon the consummation of the mergers. In addition, Universal has agreed to reimburse Goldman Sachs for its expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws. At the request of, and without any limitations or instructions from, Universal's board of directors, Goldman Sachs rendered its opinion described above pursuant to the engagement letter dated December 22, 2006.

Interests of Hanover and Universal Directors and Executive Officers in the Mergers

You should be aware that some Hanover and Universal directors and executive officers have interests in the mergers as directors or officers that are different from, or in addition to, the interests of other Hanover and Universal stockholders.

Governance Structure and Management Positions

As provided in the merger agreement, upon the consummation of the mergers, the Holdings board of directors will consist of 10 members, five of whom will be current members of, and designated by, Hanover's board of directors and five of whom will be current members of, and designated by, Universal's board of directors. In addition, certain executive officers of Hanover and Universal have been selected to serve as executive officers of Holdings. More information regarding the directors and executive officers that have been designated or selected is set forth in "— Continuing Board and Management Positions" beginning on page 74.

Interests of Hanover Directors and Executive Officers in the Mergers

Equity Compensation Awards

The merger agreement provides that upon completion of the Hanover merger, each share of restricted stock issued by Hanover and each Hanover stock option, including those held by executive officers and directors of Hanover, will be converted into Holdings restricted stock and stock options, respectively, based on the Hanover exchange ratio. Upon the consummation of the Hanover merger, under the terms of Hanover's equity incentive plans, each Hanover stock option and each share of restricted stock or restricted stock unit of Hanover granted prior to the date of the merger agreement and outstanding as of the effective time of the Hanover merger, including those held by executive officers and directors of Hanover, will vest in full. Equity compensation awards, including stock options and restricted stock or restricted stock units, granted after the date of the merger agreement will not vest upon the consummation of the Hanover merger, but will vest in accordance with their normal vesting schedule or, depending on the terms of the applicable award agreement, upon any future corporate change (as such term is defined in the applicable equity incentive plan other than the Hanover merger). For additional information regarding the treatment of equity awards in the mergers, see "The Merger Agreement — Consideration to be Received in the Mergers — Assumption by Holdings of Certain Outstanding Equity Awards" beginning on page 83. Based on the Hanover equity compensation awards held by executive officers and directors of Hanover as of June 28, 2007 and assuming a merger closing date of August 20, 2007, the vesting of the following shares of restricted stock and stock options held by the directors and executive officers of Hanover would accelerate as a result of the Hanover merger:

	Unvested Restricted Stock(1)	Unvested Stock Options
Non-Employee Directors		
I. Jon Brumley	6,000	2,000
Ted Collins, Jr.	6,000	2,000
Margaret K. Dorman	7,000	3,000
Robert R. Furgason	6,000	2,000
Victor E. Grijalva	6,000	2,000
Gordon T. Hall	6,000	2,000
Peter H. Kamin(2)	—	—
William C. Pate(2)	—	—
Stephen M. Pazuk	7,000	3,000
L. Ali Sheikh	4,333	—
Executive Officers		
John E. Jackson	247,792	10,000
Lee E. Beckelman	55,838	5,667
Brian A. Matusek	54,120	7,073
Norman A. Mckay	47,400	4,333
Steven W. Muck	55,800	4,333
Gary M. Wilson	55,122	7,144
Anita H. Colglazier	15,905	1,667
Peter G. Schreck	18,192	1,667
Stephen P. York	21,217	1,667

(1) Includes 149,125, 36,738, 38,925, 30,800, 34,600, 41,200, 12,038, 14,925 and 17,350 shares of unvested restricted stock held by Messrs. Jackson, Beckelman, Matusek, Mckay, Muck and Wilson, Ms. Colglazier, Mr. Schreck and Mr. York, respectively, that are subject to Long-Term Incentive Plan performance awards described below under "— Long-Term Incentive Plan Performance Awards" the vesting of which will accelerate at the maximum award level as a result of the Hanover merger.

(2) Elected to the Hanover board of directors effective as of January 1, 2007.

In May 2007, the non-employee directors (other than the Chairman of the Board) were each granted 4,700 shares of restricted stock as part of their ordinary annual compensation. Such restricted stock vests at the rate of one-third per year over a three year period of service, beginning on the first anniversary of the grant date (subject to accelerated vesting upon a change of control of Hanover except with respect to the proposed mergers). Because the shares of restricted stock awarded to those Hanover directors who have not been nominated to serve on the board of directors of Holdings will not accelerate upon completion of the mergers, Hanover approved a cash grant of $105,000 to such directors (consisting of Messrs. Brumley, Collins, Furgason, Grijalva and Sheikh and Ms. Dorman). This amount is equal to the grant date value of the restricted stock award made in May 2007 and described above. The cash grant is contingent and payable to such directors only upon the completion of the mergers and the forfeiture of their 2007 awards of restricted stock.

On May 8, 2007, Gordon T. Hall, Chairman of the Board, was granted 6,700 shares of restricted stock. The Hanover board of directors also awarded Mr. Hall a special grant of 21,000 shares of restricted stock. The grant was provided to acknowledge Mr. Hall's significant role in negotiating the mergers. The restricted stock awarded to Mr. Hall vests at the rate of one-third per year over a three year period of service beginning on the first anniversary of the grant date (subject to accelerated vesting upon a change of control of Hanover except with respect to the mergers).

Long-Term Incentive Plan Performance Awards

Upon completion of the Hanover merger, each Long-Term Incentive Plan, or LTIP, performance-based restricted stock award granted under Hanover's Long-Term Incentive Plans prior to the date of the merger agreement will be paid based on the "maximum" performance levels without proration. Each LTIP performance-based cash award will be paid based on the "target" performance levels without proration. In the absence of the Hanover merger, both types of the LTIP performance awards would have been paid out, if at all, at a threshold level, at a target level or at a maximum level based on Hanover's actual level of achievement of the applicable performance measures, but without any assurance that the maximum performance level would be achieved. Each LTIP performance award was subject to determination over a performance period of three years and fully vested at the end of the applicable three-year period based upon the level of achievement of the applicable performance measures. The LTIP performance awards granted to Hanover's executive officers in 2004 and 2006 would have been settled solely in common stock by the vesting of shares of restricted stock, while the LTIP performance awards granted to Hanover's executive officers in 2005 would have been settled solely in cash. Compensation expense for the 2004 and 2005 LTIP performance-based awards have been accruing at the maximum level based on Hanover's performance. The 2006 LTIP performance-based awards are accruing between target and maximum levels. Based on the LTIP performance awards granted to each of Hanover's executive officers as of June 28, 2007 and assuming a merger closing date of August 20, 2007, the executive officers of Hanover would receive the following payments upon the consummation of the Hanover merger:

Executive Officer	2004 LTIP Performance Award (# of Shares)	2005 LTIP Performance Award ($)	2006 LTIP Performance Award (# of Shares)
John E. Jackson	26,125	780,000	123,000
Lee E. Beckelman	5,938	180,000	30,800
Brian A. Matusek	8,125	180,000	30,800
Norman A. Mckay	—	140,000	30,800
Steven W. Muck	10,000	140,000	24,600
Gary M. Wilson	15,000	140,000	26,200
Anita H. Colglazier	3,438	50,000	8,600
Peter G. Schreck	8,125	50,000	6,800
Stephen P. York	8,750	50,000	8,600

For purposes of these change in control agreements "cause" includes but is not limited to:

- the commission by the executive of an act of fraud, embezzlement or willful breach of a fiduciary duty to Hanover or an affiliate;
- a conviction or a no contest plea in connection with a felony or a crime involving fraud, dishonesty or moral turpitude;
- willful misconduct; or
- failure of the executive to follow the written directions of the board of directors or to render services in accordance with an employment arrangement.

As a result of the Change of Control Agreements, any executive officers of Hanover who are terminated without "cause" or who terminate their own employment for "good reason" within 12 months of the consummation of the Hanover merger will be entitled to the severance benefits set forth in their Change of Control Agreement. For additional information regarding Hanover's change of control agreements and amounts that may be owed to Hanover's executive officers, please see "Hanover Annual Meeting — Proposal 4 — Election of Directors — Information Regarding Executive Compensation" beginning on page 139.

Hanover 401(k) Match

Hanover's matching cash contributions, which are discretionary and subject to change at the election of Hanover at any time, are determined based on each participant's eligible compensation (as defined in the plan document) and contributed to Hanover's 401(k) plan in cash and invested in each individual participant's account in accordance with their investment allocation elections on a quarterly basis. For the twelve months ended December 31, 2006, Hanover's matching contributions were made to each participant's account at a rate of 50% of each participant's contributions up to 6% of eligible compensation.

Hanover's 401(k) plan provides for participant vesting in its matching contributions, including reallocated forfeitures, and actual earnings thereon at the rate of 20% each year of employment with Hanover and are 100% vested after five years of credited service subject to certain limitations defined in the plan document. Participants become 100% vested in Hanover matching contributions upon death, disability or attainment of normal retirement age. Effective January 1, 2005, if there is a corporate change, as defined in the Hanover Compressor Company 2003 Stock Incentive Plan, all unvested balances under the Hanover 401(k) would become fully vested. As a result of the Hanover merger, all matching contributions by Hanover to its 401(k) plan, including matching contributions to accounts for the benefit of Hanover's executive officers, will immediately vest.

Interests of Universal Directors and Executive Officers in the Mergers

Retention Plan

The merger agreement provides that prior to the consummation of the Universal merger, Universal may, implement a cash retention plan of up to $10 million for some or all of its employees or employees of its subsidiaries including executive officers.

On April 13, 2007, the Universal board of directors adopted a retention bonus plan for selected employees, including executive officers, that provides participants with a retention bonus in a lump sum cash payment upon continuing employment with Universal until a specified date or dates (each a "key date"). If a participant's employment with Universal is terminated prior to any key date by reason of death, disability or termination without cause (as defined in the retention bonus plan), that participant is entitled to be paid his or her entire retention bonus. If a participant's employment is terminated prior to any key date for any other reason, that participant will not be entitled to any unpaid portion of his or her retention bonus. As of the date of this joint proxy statement/prospectus, the following executive officers are entitled to receive a retention bonus award in the amounts set forth below upon the later of (1) six months after the consummation of the mergers and (2) April 30, 2008 (except that Mr. Bickett will receive one half of his retention bonus award on that date and the other half of his award upon the later of (1) 12 months after the consummation of the mergers and (2) October 31, 2008):

Named Executive Officer	Amount of Retention Bonus Award
J. Michael Anderson	$160,000
D. Bradley Childers	$160,000
Kirk E. Townsend	$125,000
Richard Leong	$125,000
Donald C. Wayne	$125,000
Kenneth Bickett	$100,000

Directors' Stock Plan

Under the terms of Universal's director's stock plan, pursuant to which outside directors of Universal who elect to participate in the plan are granted shares of Universal's common stock, all deferrals of shares granted to directors will accelerate upon the consummation of the mergers and must be paid by Universal within 30 days of the consummation of the mergers. Currently, directors Janet F. Clark and Lisa Rodriguez have deferred receipt of 2,177 and 214 shares, respectively, of Universal common stock pursuant to the directors' stock plan. Receipt of these shares will accelerate upon the consummation of the mergers.

Restricted Stock Plan and Incentive Stock Option Plan

Pursuant to the terms of the merger agreement, upon the consummation of the mergers, all outstanding restricted stock awards and options to purchase shares of Universal's common stock granted under Universal's restricted stock plan and incentive stock option plan, respectively, will be converted into an equivalent number of Holdings restricted stock awards or options to purchase shares of Holdings' common stock, as the case may be, at the same exercise price. For additional information regarding the treatment of equity awards in the mergers, see "The Merger Agreement — Consideration to be Received in the Mergers — Assumption by Holdings of Certain Outstanding Equity Awards" beginning on page 83.

On June 12, 2007, the compensation committee of Universal's board of directors approved the grant of (i) restricted stock under Universal's restricted stock plan and (ii) options to purchase Universal common stock under Universal's incentive stock option plan to the executive officers and directors set forth below in the respective amounts set forth below.

Executive Officer	Number of Shares of Restricted Stock Granted	Number of Shares of Common Stock Underlying Options Granted
Stephen A. Snider	21,333	38,651
D. Bradley Childers	6,000	10,871
J. Michael Anderson	6,000	10,871
Kirk E. Townsend	4,000	7,247
Donald C. Wayne	2,667	4,831
Janet F. Clark	—	3,000
Uriel E. Dutton	—	3,000
J.W.G. "Will" Honeybourne	—	3,000

The shares of restricted stock vest in one-third increments on the first, second and third anniversary of the grant. Upon any termination of the executive officer's "continuous service" (as that term is defined in Universal's restricted stock plan), Universal will have the right to cancel any unvested shares of restricted stock. The options will become exercisable in one-third increments on the first, second and third anniversary of the grant. The purchase price per share under each option granted is the average of the high and low reported consolidated trading sales prices of Universal's common stock on the New York Stock Exchange on the date of grant.

pay annual premiums in excess of 200% of the last annual premium paid by Hanover or Universal, as applicable, prior to February 5, 2007, the date of the execution of the merger agreement, but in such case will purchase as much coverage as reasonably practicable for that amount.

The indemnification rights described above will be in addition to any other rights available under the certificate of incorporation or bylaws of Hanover or Universal or any of its subsidiaries, under applicable law or otherwise.

Continuing Board and Management Positions

The merger agreement provides that upon the consummation of the mergers, the Holdings board of directors will consist of 10 members, five of whom will be current members of, and designated by, Hanover's board of directors and five of whom will be current members of, and designated by, Universal's board of directors. Hanover intends to designate the following current members of its board of directors to serve on the Holdings board of directors: Gordon T. Hall, John E. Jackson, Peter H. Kamin, William C. Pate and Stephen M. Pazuk. Universal intends to designate the following current members of its board of directors to serve on the Holdings board of directors: Stephen A. Snider, Ernie L. Danner, Uriel E. Dutton, Janet F. Clark and J.W.G. "Will" Honeybourne. Committee members and chairpersons will be chosen by the Holdings board of directors from among its members. The amended and restated bylaws of Holdings that will become effective upon the consummation of the mergers provide that the size of the board of directors can be increased or decreased, and any vacancies on the board can be filled, only with the affirmative vote of a majority of the whole board, which is defined to mean the total number of authorized directors, regardless of whether there exists a vacancy in any previously authorized director position.

The merger agreement provides that Stephen A. Snider, Universal's current President and Chief Executive Officer and Chairman of Universal's board of directors, will be the President and Chief Executive Officer of Holdings and Gordon T. Hall, the current chairman of Hanover's board of directors, will be the chairman of the board of directors of Holdings. Messrs. Snider and Hall will have all duties customary to their respective positions, as well as any duties specifically set forth in the amended and restated bylaws of Holdings, a copy of which is included as Exhibit 2.3.2 of Annex A to this joint proxy statement/prospectus.

Mr. Snider and Mr. Hall have jointly evaluated candidates to fill the most senior officer positions at Holdings. Pursuant to this process, the following people have been selected to be officers of Holdings and will be appointed to their respective positions by the Holdings board of directors upon the consummation of the mergers:

Name	Position or Area of Responsibility with Holdings	Prior Office
J. Michael Anderson	Chief Financial Officer	Senior Vice President and Chief Financial Officer (Universal)
Brian A. Matusek	Chief Operating Officer	Senior Vice President, Western Hemisphere (Hanover)
Dan Newman	Manufacturing	Vice President, Manufacturing and Global Services (Hanover)
D. Bradley Childers	Corporate Development	Senior Vice President and President, International Operations (Universal)
Steven W. Muck	Human Resources	Vice President, Human Resources & Health Safety and Environment (Hanover)
Donald C. Wayne	Legal	Vice President, General Counsel and Secretary (Universal)
Kenneth R. Bickett	Corporate Controller	Vice President, Accounting and Corporate Controller (Universal)

Regulatory Matters

Before completing the mergers, Hanover and Universal must make merger filings with, and in some cases obtain clearances or consents from, United States federal and various foreign antitrust authorities, as described below. Hanover and Universal have received the required consents and clearances described below to complete the mergers.

Hart-Scott-Rodino Act

The mergers are subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, which we call the HSR Act. The HSR Act provides that certain transactions may not be consummated until premerger notifications and required information have been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission, or FTC, and the relevant waiting periods have been early terminated or have expired. Hanover and Universal filed premerger notification forms pursuant to the HSR Act with the Antitrust Division and the FTC on February 22, 2007. On March 26, 2007, Hanover and Universal each received a request for additional information from the Antitrust Division regarding the proposed mergers. On July 3, 2007, Hanover and Universal each received notice that the waiting period required by the HSR Act with respect to the mergers had been early terminated.

At any time before or after consummation of the mergers, the Antitrust Division, the FTC or any state attorney general could take any action under the antitrust laws deemed necessary or desirable in the public interest, including seeking to enjoin consummation of the mergers or seeking divestiture of particular assets or businesses of Hanover or Universal. The early termination of the applicable HSR Act waiting period, and the consummation of the mergers, does not preclude the Antitrust Division or the FTC from challenging the mergers on antitrust grounds and seeking divestiture of businesses or assets or rescission of the transaction. Private parties also may take legal action under the antitrust laws in certain circumstances. It is possible that Hanover and Universal may not prevail in any such challenge.

The merger agreement requires Hanover and Universal to satisfy any conditions or divestiture requirements imposed upon them unless the conditions or divestitures would be reasonably likely to have a material adverse effect on the combined company after the completion of the mergers.

Foreign Clearances

Completion of the mergers also may be subject to the antitrust laws, rules and regulations of foreign governmental authorities, which may provide that certain transactions may not be completed until required merger filings have been furnished to the appropriate antitrust regulatory entity and certain waiting periods have been early terminated or have expired or those entities approve or clear the merger. Pursuant to the merger agreement, completion of the mergers is subject to receipt of these foreign antitrust clearances unless the failure to obtain those clearances would not have a material adverse effect on the combined company after completion of the mergers. Hanover and Universal have determined the jurisdictions in which foreign competition filings are required and have made the necessary filings.

Workforce and Employee Benefits Matters

Continuation of Agreements

After the completion of the mergers, Holdings will assume and agree to honor all obligations of the respective employer under any change of control agreements and plans of Hanover and Universal (other than the Universal Employee Stock Purchase Plan, which Universal will terminate prior to the completion of the mergers) existing as of the date of the merger agreement (or as established or amended in accordance with the merger agreement) that apply to any current or former employee or current or former director of Universal or Hanover or any of their subsidiaries, provided that neither Holdings nor its subsidiaries will be prevented from enforcing those agreements or plans in accordance with their terms, including any reserved right to amend, modify, suspend, revoke or terminate any such agreement or plan.

Workforce Reductions

Subject to obligations under applicable law and applicable collective bargaining agreements, Holdings' current intention is that:

- any reductions in the employee workforce of Holdings and its subsidiaries will be made in light of the circumstances and the objectives to be achieved. Holdings and its subsidiaries will give consideration to previous work history, job experience and qualifications and such other factors as Holdings and its subsidiaries consider appropriate, without regard to whether employment prior to the completion of the mergers was with Hanover and its subsidiaries or with Universal and its subsidiaries, and any employees whose employment is terminated or jobs are eliminated by Holdings or any of its subsidiaries during that period will be entitled to participate (as determined by Holdings and its subsidiaries) in the job opportunity and employment placement programs offered by Holdings or any of its subsidiaries for which they are eligible; and

- employees of Holdings and its subsidiaries will be able to participate in all job training, career development and educational programs of Holdings and its subsidiaries for which they are eligible, and employees also will be entitled to fair and equitable consideration in connection with any job opportunities with Holdings and its subsidiaries, in either case without regard to whether the employment of those employees prior to the completion of the mergers was with Hanover and its subsidiaries or with Universal and its subsidiaries.

Employee Severance Plans

In connection with the proposed mergers, Hanover and Universal have each adopted a severance plan providing certain benefits to their U.S.-based employees and employees of any other subsidiaries designated by their respective boards of directors (but excluding any employees with change of control agreements). The Hanover and Universal severance plans provide that any eligible employee who is terminated without cause during the six-month period following the consummation of the mergers will be entitled to payment of a minimum of 10 weeks' salary or annualized base rate of pay and a maximum amount to be determined on an individual basis by the plan administrator based on the employee's years of service at Hanover or Universal. Each of the plans provides that, generally, management-level employees will be entitled to a minimum of 17 weeks' salary or annualized base rate of pay, and participants above management level, including directors, vice presidents and senior vice presidents, will be entitled to a minimum of 26 weeks' salary or annualized base rate of pay. All eligible terminated employees are also entitled to continued medical, dental and vision coverage through the salary continuation period. These severance plans will be effective during the six-month period following the consummation of the mergers and will supersede all prior severance plans, practices and policies, except for each company's retention bonus plan. Prior to or at the conclusion of six months following the consummation of the mergers, Holdings' board of directors may consider either an extension of the severance plans or adoption of a plan that is more typically used for reductions in force or job eliminations.

Effect on Awards Outstanding Under Stock Plans

Hanover

At the time of the Hanover merger, each outstanding stock option granted under the Hanover equity incentive plans, whether vested or unvested, will fully vest and be converted into an option to acquire, on the same terms and conditions as were applicable under that Hanover stock option (after taking into account the transactions contemplated by the merger agreement), a number of shares of Holdings common stock equal to the number of shares of Hanover common stock subject to that stock option immediately before the Hanover merger multiplied by 0.325 (rounded to the nearest whole share) at a price per share of Holdings common stock equal to the price per share under that Hanover option divided by 0.325 (rounded to the nearest cent). Likewise, at the time of the Hanover merger, each restricted share of Hanover common stock and restricted share unit, whether vested or unvested, will fully vest and will be converted into a number of shares of Holdings common stock equal to the number of shares of Hanover common stock subject to such restricted stock award or restricted stock unit multiplied by 0.325.

Universal and the Universal Partnership

At the time of the Universal merger, each outstanding stock option granted under the Universal equity incentive plans (other than options to purchase Universal common stock under the Universal employee stock purchase plan), whether vested or unvested, will fully vest and be converted into an option to acquire, on the same terms and conditions as were applicable under such Universal stock option, the same number of shares of Holdings common stock at the same price per share. Universal will take such actions as are necessary to terminate its employee stock purchase plan and all outstanding options to purchase shares of Universal common stock under the Universal employee stock purchase plan effective immediately prior to the effective time of the Universal merger. Likewise, at the time of the Universal merger, each restricted share of Universal common stock, whether vested or unvested, will fully vest and will be converted into the same number of shares of Holdings common stock. Vesting of the outstanding equity awards made under the Universal Partnership's long-term incentive plan will not accelerate upon the consummation of the mergers; that plan and the outstanding awards made under that plan will remain in effect.

Accounting Treatment

The mergers will be accounted for using the purchase method of accounting. Although the business combination of Hanover and Universal is a merger of equals, generally accepted accounting principles require that one of the two companies in the transaction be designated as the acquirer for accounting purposes. After a review of relevant factors, Hanover has been determined to be the accounting acquirer based on the fact that its stockholders are expected to hold more than 50% of the Holdings common stock after the mergers. The purchase price will be allocated to Universal's identifiable assets and liabilities based on their estimated fair values at the date of the consummation of the mergers, and any excess of the purchase price over those fair values will be accounted for as goodwill. The results of final valuations of property, plant and equipment, and intangible and other assets and the finalization of any potential plans of restructuring have not yet been completed. We will revise the allocation of the purchase price based on Universal's net assets at the time of the merger and when additional information becomes available.

Appraisal Rights

Section 262 of the Delaware General Corporation Law grants appraisal rights to stockholders who are required, by the terms of a merger, to accept any consideration other than shares of stock in the surviving company, shares of stock listed on a national securities exchange or cash received as payment for fractional shares. Because Hanover and Universal stockholders will receive shares of Holdings common stock that will be listed on a national securities exchange and cash in lieu of fractional shares, if any, as consideration in the mergers, Hanover and Universal stockholders will not have appraisal rights as a result of the mergers.

Resale of Holdings Common Stock

The shares of Holdings common stock issued in the mergers will not be subject to any restrictions on transfer arising under the Securities Act except for shares issued to any Hanover or Universal stockholder who is, or is expected to be, an "affiliate" of Hanover or Universal for purposes of Rule 145 under the Securities Act at the time of the Hanover or Universal annual meeting, respectively. Persons who may be deemed to be "affiliates" of Hanover or Universal for these purposes generally include individuals or entities that control, are controlled by or are under common control with Hanover or Universal, respectively, and include the directors of Hanover and Universal, respectively. The merger agreement requires each of Hanover and Universal to use its reasonable best efforts to cause each of its affiliates to enter into a written agreement with Holdings agreeing, among other things, not to transfer any Holdings common stock received in the mergers except (1) pursuant to an effective registration statement, (2) in compliance with Rule 145 under the Securities Act or (3) pursuant to an exemption from the registration requirements under the Securities Act.

This joint proxy statement/prospectus does not cover resales of Holdings common stock received by any person upon consummation of the mergers, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Listing of Holdings Common Stock

It is a condition to the consummation of the mergers that the Holdings common stock issuable to Hanover and Universal stockholders pursuant to the merger agreement be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Deregistration and Delisting of Hanover and Universal Common Stock

If the mergers are consummated, Hanover and Universal will delist their respective common stock from the New York Stock Exchange and may deregister their respective common stock under the Exchange Act. The stockholders of each of Hanover and Universal will become stockholders of Holdings, and their rights as stockholders will be governed by Delaware law and by Holdings' certificate of incorporation and bylaws.

Hanover and Universal may cease filing periodic reports pursuant to the Exchange Act with the SEC following deregistration of their common stock, subject to securities laws requirements and the companies' obligations under their respective debt instruments.

Dividends

Neither Hanover nor Universal ever has declared a dividend on its common stock. Both parties' bank credit facilities and the agreements governing Universal's senior notes and Hanover's senior notes and compression equipment lease obligations restrict the parties' respective ability to declare or pay any dividend on, or make similar payments with respect to, their capital stock. In addition, the merger agreement prohibits the parties from declaring, setting aside or paying any dividend with respect to their capital stock while the mergers are pending.

We expect that, after the consummation of the mergers, Holdings will adopt a policy not to pay dividends as well. The payment of any dividend by Holdings would be subject to approval and declaration by the Holdings board of directors and would depend on a variety of factors, including business, financial and regulatory considerations as well as any limitations in any agreements governing indebtedness of Holdings that may then be in existence.

Bank Facility Amendments

It is a condition to the consummation of the mergers that each of Hanover and Universal obtain relief from the provisions of their respective bank credit agreements as may be necessary to permit consummation of the mergers without breach or violation of any such agreement, except where the failure to obtain relief is not reasonably likely to have a material adverse effect on Holdings after the mergers. This relief has been obtained.

Change in Control Provision in Hanover's Equipment Leases

The Hanover merger will constitute a change of control under the 8.50% Senior Secured Notes due 2008 of Hanover Equipment Trust 2001A and the 8.75% Senior Secured Notes due 2011 of Hanover Equipment Trust 2001B. Taken together, there was an aggregate of $383.0 million of these senior notes and $11.9 million in related minority interest obligations outstanding as of March 31, 2007. Upon the change of control, the equipment trusts (with funds supplied by Hanover) must make an offer to the noteholders to purchase their notes at 101% of the outstanding principal amount of the notes and related minority interest obligations plus accrued interest to the purchase date, unless the obligations of the equipment trusts have been earlier satisfied and discharged. If Hanover and Holdings cannot arrange a standby facility or alternative financing, they may not have sufficient funds to purchase the notes if a substantial amount are tendered. Hanover and Universal intend to monitor the trading levels of the notes and will consider arranging a standby facility that could be drawn to fund the purchase of any tendered notes or seeking a waiver of the repurchase obligation from the noteholders, if, in their judgment, it appears likely that a substantial amount of the notes would be tendered in response to the tender offer. See "Risk Factors — Risks Relating to the Mergers — As a result of the mergers, the repurchase of a significant portion of Hanover's and Universal's outstanding debt may be required and additional funds to finance the repurchase may not be available on terms favorable to Holdings, if at all" beginning on page 23.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

In General

The following summary discusses the material U.S. federal income tax consequences of the mergers to holders of Hanover common stock and holders of Universal common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), Treasury regulations promulgated thereunder, administrative rulings and court decisions, all of which are subject to change. Any such change, which could be retroactive, could alter the tax consequences that are described in this summary.

This summary applies only to persons who hold Hanover common stock or Universal common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. This summary applies only to holders of Hanover common stock or Universal common stock that are U.S. holders. For purposes of this summary, a U.S. holder means

- an individual who is a citizen or resident of the United States,
- a corporation or other entity taxable as a corporation created or organized under the law of the United States, any State thereof, or the District of Columbia,
- a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or it has a valid election under applicable treasury regulations to be treated as a U.S. person, or
- an estate that is subject to U.S. federal income tax on its income, regardless of its source.

This summary does not apply to a person that is subject to special rules such as:

- a financial institution or an insurance company,
- a tax-exempt organization,
- a pass through entity or an investor in such an entity,
- a dealer or broker in securities or foreign currency,
- a trader in securities who uses a mark to market method of accounting,
- a small business investment company,
- a mutual fund,
- a real estate investment trust,
- a person who has a functional currency other than the U.S. dollar,
- a person who holds its Hanover common stock or Universal common stock as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction, or
- a person who acquired its Hanover common stock or Universal common stock through the exercise of options, otherwise as compensation or through a tax-qualified retirement plan.

The description of the material U.S. federal income tax consequences of the mergers to holders of Hanover common stock is the opinion of Vinson & Elkins L.L.P., counsel to Hanover, as to such matters, and the description of the material U.S. federal income tax consequences of the mergers to holders of Universal common stock is the opinion of Baker Botts L.L.P., counsel to Universal, as to such matters. Such opinions are based upon certain representations made by Hanover, Universal and Holdings.

As a stockholder, you are not a third party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms or conditions. The parties' representations, warranties and covenants were made as of specific dates and only for purposes of the merger agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between Hanover and Universal, rather than to establish matters as facts. Certain of the representations, warranties and covenants in the merger agreement are qualified by information each of Hanover and Universal filed with the SEC prior to the date of the merger agreement, as well as by disclosure schedules each of Hanover and Universal delivered to the other party prior to signing the merger agreement. The disclosure schedules have not been made public because, among other reasons, they include confidential or proprietary information. The parties believe, however, that all information material to a stockholder's decision to approve the mergers is included or incorporated by reference in this document.

You should also be aware that none of the representations or warranties has any legal effect among the parties to the merger agreement after the effective time of the mergers, nor will the parties to the merger agreement be able to assert the inaccuracy of the representations and warranties as a basis for refusing to close the transaction unless all such inaccuracies as a whole have had or would be reasonably likely to have a material adverse effect on the party that made the representations and warranties.

Furthermore, you should not rely on the covenants in the merger agreement as actual limitations on the respective businesses of Hanover and Universal, because either party may take certain actions that are either expressly permitted in the confidential disclosure letters to the merger agreement or as otherwise consented to by the appropriate party, which may be given without prior notice to the public.

Form and Effective Times of the Mergers

The merger agreement contemplates that, in connection with the closing under the merger agreement, two mergers will occur.

The Universal Merger

First, Ulysses Sub, a direct, wholly owned subsidiary of Holdings, will merge with and into Universal, with Universal surviving as a direct wholly owned subsidiary of Holdings. At the effective time of the Universal merger, Universal will contribute to Holdings each share of Holdings common stock outstanding before the effective time of the Universal merger.

The Hanover Merger

Second, Hector Sub, a direct, wholly owned subsidiary of Holdings, will merge with and into Hanover, with Hanover surviving as a direct wholly owned subsidiary of Holdings.

The Closing and the Effective Times of the Mergers

The closing of the mergers will take place in Houston on the date specified by the parties to the merger agreement, which will be no later than the third business day after all of the conditions to the mergers described below in "— Conditions to the Mergers" are fulfilled or waived (other than those conditions that by their nature are to be fulfilled at the closing, but subject to the fulfillment or waiver of those conditions). The Universal merger will be effective at the time Universal designates in a certificate of merger filed with the office of the Secretary of State of the State of Delaware, and the Hanover merger will be effective one minute later.

Consideration to be Received in the Mergers

Consideration to be Received in the Universal Merger

In the Universal merger, each holder of shares of Universal common stock will have the right to receive one share of Holdings common stock in exchange for each share of Universal common stock.

Consideration to be Received in the Hanover Merger

In the Hanover merger, each holder of shares of Hanover common stock will have the right to receive 0.325 shares of Holdings common stock in exchange for each share of Hanover common stock. Holders of Hanover common stock will have the right to receive cash for any fractional shares they otherwise would receive in the Hanover merger. The amount of cash for any fractional shares of Holdings common stock will be determined based on the average New York Stock Exchange closing price of Universal common stock during the 15 trading days ending on the third trading day immediately preceding the effective time of the Universal merger.

Conversion of Ulysses Sub and Hector Sub Common Stock in the Mergers

At the effective time of the Universal merger, each issued and outstanding share of common stock of Ulysses Sub will automatically be converted into one share of common stock of Universal, as the surviving entity of the Universal merger.

At the effective time of the Hanover merger, each issued and outstanding share of common stock of Hector Sub will automatically be converted into one share of common stock of Hanover, as the surviving entity of the Hanover merger.

Cancellation of Certain Shares of Hanover and Universal Common Stock in the Mergers

At the respective effective times of the mergers, each share of Universal common stock issued and held in Universal's treasury and each share of Hanover common stock issued and held in Hanover's treasury will be canceled without payment of any consideration.

Assumption by Holdings of Certain Outstanding Equity Awards

For a discussion of provisions in the merger agreement relating to the assumption by Holdings of certain outstanding equity awards, please see "The Mergers — Workforce and Employee Benefits Matters — Continuation of Agreements" and "The Mergers — Workforce and Employee Benefits Matters — Effect on Awards Outstanding Under Stock Plans beginning on pages 75 and 76, respectively."

Adjustment to the Exchange Ratios

If, before the completion of the mergers, the outstanding shares of Hanover common stock or the outstanding shares of Universal common stock increase, decrease, change into or are exchanged for a different number or class of shares, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in other securities is declared with a record date prior to the consummation of the mergers, or any other similar transaction occurs, the Hanover or Universal merger ratio, as applicable, will be adjusted appropriately.

Rule 16b-3 Approval

Before the completion of the mergers, Holdings, Hanover and Universal, and their respective boards of directors or committees thereof, must use their reasonable best efforts to take all actions to cause any dispositions of Hanover common stock or Universal common stock (including any derivative securities) and any acquisitions of Holdings common stock (including any derivative securities) in the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934 to be exempt from Section 16(b) under Rule 16b-3 under that act.

Procedures for Exchange of Share Certificates

Holdings will choose a bank or trust company reasonably satisfactory to Hanover to act as exchange agent. Holdings will deposit with the exchange agent certificates representing common stock of Holdings to be issued pursuant to the merger agreement, as well as sufficient cash to pay cash in lieu of fractional shares of

- not, and will not permit any of its subsidiaries to, adopt any new employee benefit plan or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) any existing employee benefit plan in any material respect, except as expressly permitted by the merger agreement;

- not, and will not permit any of its subsidiaries to, permit any holder of an option or other award to acquire shares of common stock of Hanover or Universal to have shares withheld upon exercise, vesting or payment for tax purposes, in excess of the number of shares needed to satisfy the minimum federal and state tax withholding requirements;

- not declare, set aside or pay any dividend on or make other distributions or payment with respect to any shares of its capital stock and not redeem, purchase or otherwise acquire any shares of its shares of capital stock or the capital stock of any of its subsidiaries, or make any commitment for such action, except that:

  - Hanover has reserved the right to (1) redeem its 7.25% Convertible Junior Subordinated Debentures due 2029 in accordance with their terms and (2) commencing on September 1, 2007, repurchase up to $100 million aggregate principal amount of its outstanding 4.75% Convertible Senior Notes due 2008, subject to certain limitations, and

  - Universal has reserved the right to (1) repurchase up to $75 million of its common stock in accordance with its previously announced stock repurchase program, (2) permit the Universal Partnership to make cash distributions in accordance with its partnership agreement, and (3) redeem its 7¼% Senior Notes due 2010;

- not, and will not permit any of its subsidiaries to, sell, lease, license, encumber or otherwise dispose of, any assets (including capital stock of subsidiaries) that are, individually or in the aggregate, material to it and its subsidiaries as a whole, except:

  - sales of surplus or obsolete equipment,

  - sales of other assets in the ordinary course of business or sales of assets pursuant to contractual rights existing as of the date of the merger agreement that were entered into in the ordinary course of business consistent with past practices,

  - sales, leases or other transfers between itself and its wholly owned subsidiaries or between such subsidiaries,

  - sales or divestitures required by or in conformance with applicable laws in order to permit or facilitate the consummation of the mergers in accordance with the terms of the merger agreement,

  - arm's-length sales or transfers for aggregate consideration not exceeding $25 million for each of Hanover and Universal, or

  - contributions by Universal of its domestic compression assets to Universal Compression Partners;

- not, and will not permit any of its subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except in each case for acquisitions approved in writing by both parties, acquisitions by Universal Compression Partners and acquisitions and agreements that, in each case for each of Hanover and Universal, involve an aggregate consideration of less than:

  - $150 million for all acquisitions of the equity interests in or a substantial portion of the assets of businesses or entities whose principal assets are compression and related equipment, and

  - $50 million for all other acquisitions;

- not, and will not permit any of its subsidiaries to, acquire or agree to acquire, directly or indirectly, any assets or securities that would require a filing or approval under the HSR Act or any non-U.S. antitrust law;
- not, and will cause its subsidiaries not to, change any material accounting principle or practice used by it except as required by a change in generally accepted accounting principles;
- use, and will cause its subsidiaries to use, commercially reasonable efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage;
- not, and will not permit any of its subsidiaries to:
  - make or rescind any material tax election,
  - settle or compromise any material tax claim or controversy except to the extent of any reserve reflected on its consolidated balance sheet as of September 30, 2006, or
  - materially change its methods of reporting relating to taxes from those employed in the preparation of its tax return for the most recent taxable year for which a return has been filed, except as may be required by applicable law;
- not, and will not permit any of its subsidiaries to, incur any indebtedness for borrowed money in excess of $200 million, in the aggregate, or guarantee any such indebtedness, issue or sell any debt securities or warrants or rights to acquire any of its or its subsidiary's debt securities, or guarantee any debt securities of others, except for borrowings from its credit facility in the ordinary course of business, borrowings to repay or repurchase its other indebtedness or borrowings in respect of intercompany debt;
- not, and will not permit any of its subsidiaries to, enter into any material lease or create any material liens or encumbrances (other than certain permitted liens) on any of its property, except in the ordinary course of business or with or between its subsidiaries;
- not, and will not permit any of its subsidiaries to, purchase or otherwise acquire any shares of common stock of Hanover or Universal, other than shares purchased solely to satisfy withholding obligations in connection with the vesting or exercise of equity-based awards by the grantees of such awards;
- not take any action that could reasonably be expected to delay materially or adversely affect in a material respect the ability of any of the parties to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by the merger agreement;
- not terminate, amend, modify or waive any provision of any agreement containing a "standstill" covenant to which it is a party, and enforce, to the fullest extent permitted under applicable law, the provisions of any such standstill agreement, unless in the good faith opinion of its board of directors after consultation with its outside legal counsel restraining from taking or taking such action would be inconsistent with its fiduciary duties;
- not take any action that would reasonably be expected to result in any condition to the consummation of the mergers not being satisfied; and
- not, and will not permit any of its subsidiaries to, agree in writing or otherwise to take any of the prohibited actions described above.

Regulatory Filings and Related Matters

Pursuant to the merger agreement, Hanover and Universal have also agreed to:

- promptly make their respective required filings and make any other required submissions under the HSR Act and any applicable non-U.S. competition, antitrust or premerger notification laws with respect to the mergers;
- use their reasonable best efforts to cooperate with one another in:
  - determining which filings are required to be made with, and which consents, approvals, permits or authorizations are required to be obtained from, governmental or regulatory authorities, and
  - timely making all such filings and timely seeking all required consents, approvals, permits or authorizations without causing a material adverse effect on Hanover or Universal;
- promptly notify each other of any communication from any authority concerning the mergers and permit the other party to review in advance any proposed communication to any authority concerning the mergers;
- not participate or agree to participate in any meeting or discussion with any authority in respect of any filing, investigation or other inquiry about the mergers unless the other party is consulted in advance and, to the extent allowed, given the opportunity to attend and participate;
- furnish each other with copies of all correspondence, filings and communications with any authority about the mergers;
- furnish each other with information and reasonable assistance that the other party reasonably requests in connection with the preparation of necessary filings, registrations or submissions of information to any authorities;
- substantially comply and certify substantial compliance with any request for additional information issued pursuant to the HSR Act, as soon as reasonably practicable following the issuance of the request for additional information;
- not take any action that would cause gain or loss to be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur of Hanover or Universal common stock to Holdings in exchange for Holdings common stock, in each case other than gain that is recognized upon the receipt of cash in lieu of a fractional share of Holdings common stock; and
- use reasonable best efforts to:
  - do all things necessary, proper or advisable to consummate the mergers, including using reasonable best efforts to satisfy the conditions precedent to the consummation of the mergers,
  - cause the expiration or termination of the applicable waiting period under the HSR Act and to obtain required clearances and approvals under any applicable non-U.S. antitrust laws as soon as practicable,
  - avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the consummation of the mergers, and
  - take any and all steps necessary to obtain any consents or eliminate any impediments to the mergers.

Hanover and Universal are not required to take or agree to take any action to dispose of any of their respective assets or to limit their freedom of action with respect to any of their businesses, to obtain any approvals or to remove any antitrust-related impediments to the mergers, except those actions, to which the other party agrees, that are conditioned upon the consummation of the mergers and that, individually or in the aggregate, do not have and are not reasonably likely to have a material adverse effect on Holdings after the mergers.

Additional Agreements

Pursuant to the merger agreement, each of Hanover and Universal also has agreed to:

- to the extent permitted by law, provide the other party reasonable access to its properties, records, files, correspondence, audits and other information;
- to the extent permitted by law and applicable stock exchange listing arrangements, consult with one another and obtain the other party's prior consent before issuing any press releases and other announcements regarding the mergers;
- ensure that the information provided by each of them for inclusion in this proxy statement/prospectus will not include any untrue statement of material fact or omit a material fact required to make the statements therein, in light of the circumstances under which they were made, not misleading, at the time of the mailing of this proxy statement/prospectus and at the time of the respective annual meetings of the stockholders of Hanover and Universal;
- use its reasonable best efforts to cause Holdings to promptly prepare and submit to the New York Stock Exchange a listing application covering the shares of Holdings common stock issuable in connection with the mergers and use its reasonable best efforts to obtain, before the effective time, the New York Stock Exchange's approval for the listing of those shares;
- use its reasonable best efforts to have timely delivered to the other party a "comfort" letter from its independent public accounting firm;
- use its reasonable best efforts to obtain from each of its "affiliates," as that term is used in Rule 145 promulgated by the SEC under the Securities Act of 1933, a written agreement not to transfer Holdings common stock issued to that person pursuant to the mergers except (1) pursuant to an effective registration statement, (2) in compliance with Rule 145 under the Securities Act of 1933 or (3) pursuant to an exemption from the registration requirements under the Securities Act of 1933;
- pay all costs and expenses incurred by them in connection with the merger agreement, regardless of whether the mergers are consummated, other than costs that are specified to be shared or reimbursed under the merger agreement;
- promptly notify the other party if any representation or warranty made by it or contained in the merger agreement becomes untrue or inaccurate in any material respect or if it fails to comply with or satisfy in any material respect any covenant, condition or agreement under the merger agreement; and
- take all action necessary to cause, as of the effective time of the mergers:
  - the board of directors of Holdings to consist of ten members, half of whom will consist of current members of the Hanover board of directors designated by the Hanover board of directors and half of whom will consist of current members of the Universal board of directors designated by the Universal board of directors,
  - Gordon T. Hall to serve as the Chairman of the board of directors of Holdings, and
  - Stephen A. Snider to serve as President and Chief Executive Officer of Holdings.

Pursuant to the merger agreement and in addition to the applicable covenants of Holdings listed above, Holdings has agreed:

- for a period of six years after the effective time of the mergers, to indemnify, hold harmless and advance expenses to, to the greatest extent permitted by law as of the date of the merger agreement, each person who is, or has been at any time prior to the effective time of the mergers, an officer or director of Hanover, Universal or their respective subsidiaries, with respect to all acts or omissions by them in their capacities as such or taken at the request of Hanover, Universal or any of their respective subsidiaries at any time prior to the effective time of the mergers;

- to honor all indemnification agreements, expense advancement and exculpation provisions with any of such officers or directors of Hanover, Universal or their respective subsidiaries (including under Hanover's or Universal's certificate of incorporation or by-laws) in effect as of the date of the merger agreement;
- for a period of six years after the effective time of the mergers, to maintain officers' and directors' liability insurance covering the individuals who are, or at any time prior to the effective time of the mergers were, covered by Hanover's or Universal's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to such individuals, provided that Holdings will not be required to pay annual premiums in excess of 200% of the last annual premium paid by Hanover or Universal, as applicable, prior to the date of the merger agreement, but in such case will purchase as much coverage as reasonably practicable for such amount;
- to the extent required in any change in control agreement between Universal and any employee of Universal and any change in control and severance agreement between Hanover and any employee of Hanover, to assume and agree to perform such agreement and agree that such employee may enforce such agreement against it; and
- to assume the Hanover stock incentive plans and the Universal stock incentive plans other than the Universal employee stock purchase plan.

No Solicitation

Each of Hanover and Universal has agreed that it will not, nor will it permit any of its subsidiaries or any of their respective officers, directors, employees, agents or representatives to, directly or indirectly through another person:

- solicit, initiate or knowingly encourage or take any other action designed to facilitate or that could reasonably be expected to facilitate any inquiry or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to a "takeover proposal" with respect to such party as described below; or
- enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, any takeover proposal.

The merger agreement provides that a "takeover proposal" means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to:

- any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of:
  - assets or businesses that constitute 20% or more of the revenues, net income or the assets of Hanover and its subsidiaries or Universal and its subsidiaries (in each case, taken as a whole), or
  - 20% or more of any class of equity securities of Hanover or Universal or any of their respective significant subsidiaries;
- any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Hanover or Universal or any of their respective significant subsidiaries; or
- any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Hanover, Universal or any of their respective subsidiaries pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of Hanover or Universal or any of their respective significant subsidiaries or of any resulting parent company of Hanover or Universal.

Nothing in the merger agreement, however, prevents Hanover or Universal from:

- at any time prior to that party's stockholders adopting the merger agreement, in response to a bona fide written takeover proposal that was made after the date of the merger agreement and did not otherwise result from a breach of the merger agreement and that the party's board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a "superior proposal" (as defined below), if that party's board of directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to its stockholders under applicable laws:

  - after giving the other party written notice of the determinations described above, furnishing information with respect to that party and its subsidiaries to the person making the takeover proposal pursuant to a customary confidentiality agreement not less restrictive of such person than the confidentiality agreement between Hanover and Universal, and
  - participating in discussions or negotiations with the person making the takeover proposal regarding the takeover proposal;

- taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934; or
- making any required disclosure to the stockholders of Hanover or Universal, as the case may be, if, in the good faith judgment of the board of directors of such party (after consultation with outside counsel) failure to so disclose would constitute a violation of applicable law or fiduciary duty, except as described in the following paragraph.

Each of Hanover and Universal has agreed that its board of directors and any committee thereof will not:

- make an "adverse recommendation change," which is defined as:
  - a withdrawal (or modification in a manner adverse to the other party), or proposal to withdraw (or modify in a manner adverse to the other party), the approval, recommendation or declaration of advisability by such board of directors or any committee thereof of the merger agreement, the Hanover merger or the Universal merger, as the case may be, or the other transactions contemplated by the merger agreement,
  - a recommendation, adoption or approval, or proposal to recommend, adopt or approve, any takeover proposal, or
  - the failure to reaffirm within a reasonable period of time upon request by the other party (publicly, if so requested) its recommendation of the merger agreement, the Hanover merger or the Universal merger, as the case may be, and the other transactions contemplated by merger agreement; or
- approve or recommend, or propose to approve or recommend, or allow Hanover or Universal, as the case may be, or any of their respective subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, a takeover proposal with respect to such party (other than certain permitted confidentiality agreements).

At any time prior to obtaining the adoption of the merger agreement by that party's stockholders, however, the board of directors of Hanover or Universal may make an adverse recommendation change if that board of directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to its stockholders under applicable laws and provides five business days' notice to the other party of its intention to make an adverse recommendation change. In determining whether to make an adverse recommendation change, the board of directors of Hanover or Universal must take into account any changes to the financial terms of the merger agreement proposed by the other party in response to the delivery of a notice of an adverse recommendation change or otherwise.

For purposes of the merger agreement, the term "superior proposal" means, as to either Hanover or Universal any bona fide proposal or offer made by a third person that if consummated would result in such person's (or its stockholders') owning, directly or indirectly, more than 50% of the shares of common stock then outstanding of such party (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger), or all or substantially all the assets of such party, which the board of directors of such party determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be:

- more favorable to the stockholders of such party from a financial point of view than the mergers, taking into account all the terms and conditions of such proposal and the merger agreement (including any changes to the financial terms of the merger agreement proposed by the other party in response to such offer or otherwise); and
- reasonably capable of being financed and completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal.

In addition, each of the parties has agreed to promptly (and in any event within one business day) advise the other party of the receipt of any takeover proposal or any inquiry with respect to or that could reasonably be expected to lead to a takeover proposal, the material terms and conditions of any such takeover proposal or inquiry (including any changes thereto) and the identity of the person making any such takeover proposal or inquiry. Each of Hanover and Universal has agreed to:

- keep the other party fully informed of the status and material terms and conditions (including any change therein) of any takeover proposal or inquiry as to such party; and
- provide to the other party as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to such party or any of its subsidiaries from any person that describes any of the material terms and conditions of any takeover proposal.

Representations and Warranties

Hanover, on the one hand, and Universal, Holdings, Hector Sub and Ulysses Sub, on the other hand, have made various representations and warranties in the merger agreement which, in the cases of Hanover and Universal, are substantially reciprocal. Those representations and warranties are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. Some of the more significant of these representations and warranties pertain to:

- the organization, good standing and foreign qualification of the parties and the corporate authority to own, operate and lease their respective properties and to carry on their respective businesses as currently conducted;
- the authorization, execution, delivery and enforceability of the merger agreement and related matters;
- capitalization;
- subsidiaries;
- compliance with laws and possession of permits;
- whether each party's execution and delivery of the merger agreement or consummation of the transactions contemplated thereby causes any:
  - conflict with such party's charter documents,
  - "change of control" under any material agreements or any employee benefit plans of such party,
  - breach or default, or the creation of any liens, under any agreements of such party, or
  - any violation of applicable law;
- the documents and reports that the parties have filed with the SEC;
- litigation;
- whether certain events, changes or effects have occurred from January 1, 2006 to the date of the merger agreement;

- taxes;
- employee benefit plans;
- labor matters;
- environmental matters;
- intellectual property matters;
- court orders and decrees;
- maintenance of insurance;
- broker's fees and similar fees;
- receipt of opinions from financial advisors;
- beneficial ownership of the other party's capital stock;
- the stockholder votes required in connection with the adoption of merger agreement;
- material contracts;
- capital expenditure programs;
- improper payments;
- takeover statutes and rights plans; and
- title and ownership of property and equipment and related matters.

None of these representations and warranties will survive after the effective times of the mergers.

Conditions to the Mergers

Mutual Conditions to Each Party's Obligation to Effect the Mergers

The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of each of Hanover, Universal, Holdings, Ulysses Sub and Hector Sub:

- Each of Hanover and Universal has obtained the approval of its stockholders to adopt the merger agreement.
- Any waiting period applicable to the completion of the mergers under the HSR Act has expired or been early terminated. This condition has been satisfied.
- Any approval or expiration of a mandatory waiting period under applicable non-U.S. antitrust laws has been obtained or expired, as the case may be, if the failure to satisfy this condition is in the reasonable judgment of Hanover or Universal reasonably likely to have a material adverse effect on Holdings after the completion of the mergers.
- There is no final or preliminary administrative order denying approval of or prohibiting the mergers issued by a regulatory authority or non-U.S. court with jurisdiction to enforce applicable non-U.S. antitrust laws, if that order is in the reasonable judgment of Hanover or Universal reasonably likely to have a material adverse effect on Holdings after the merger.
- None of the parties to the merger agreement is subject to any decree, order or injunction of a U.S. court of competent jurisdiction that prohibits the consummation of the mergers.
- The SEC has declared the registration statement, of which this joint proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement is in effect.
- The New York Stock Exchange has authorized for listing the shares of Holdings common stock to be issued pursuant to the mergers, subject to official notice of issuance.

- The parties have obtained necessary relief from the application of provisions of their credit agreements that operate to constitute an event of default under such credit agreement if the mergers are consummated, except where the failure to obtain relief has not had and is not reasonably likely to have a material adverse effect on Holdings after the consummation of the mergers. This condition has been satisfied.

- The parties are each reasonably satisfied that necessary commitment letters or other arrangements have been made or obtained to provide funds that will be sufficient to repay or repurchase any indebtedness of the parties that may be reasonably expected to be required to be repaid or repurchased as a result of the consummation of the mergers and, if it will have occurred at such time, any contemplated reorganization of the ownership of the subsidiaries of Holdings.

- The parties have obtained all required consents, except where the failure to obtain any such consents has not had and is not reasonably likely to have a material adverse effect on Holdings after the consummation of the mergers.

- The restated certificate of incorporation of Holdings included as an exhibit to the merger agreement has been filed with the Secretary of State of the State of Delaware and is effective in accordance with Delaware law.

For purposes of the merger agreement, the term "material adverse effect" means, with respect to any party, any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has a material adverse effect on or change in:

- the business, assets, financial condition or results of operations of such person and its subsidiaries, taken as a whole, except for any such change or effect that arises or results from:
  - changes in general economic, capital market, regulatory or political conditions or changes in law or the interpretation thereof that, in any case, do not disproportionately affect such person in any material respect,
  - changes that affect generally the industries in which Hanover or Universal are engaged and do not disproportionately affect such person in any material respect,
  - acts of war or terrorism that do not disproportionately affect such person in any material respect,
  - any change in the trading prices or trading volume of the common stock of Hanover or Universal (but not any change or effect underlying such change in prices or volume to the extent such change or effect would otherwise constitute a material adverse effect), or
  - the failure of a party or its subsidiaries to take any action prohibited by the interim operating covenants in the merger agreement due to the other party's unreasonable withholding of consent or delaying its consent (see "— Covenants and Agreements — Interim Operations"); or
- the ability of the party to consummate the transactions contemplated by the merger agreement or to fulfill the conditions to closing.

Additional Conditions to Each Party's Obligation to Effect the Mergers

In addition to the conditions described above, neither Hanover, on the one hand, nor Universal, Holdings, Hector Sub or Ulysses Sub, on the other hand, is obligated to effect the mergers unless the following conditions are satisfied or waived by that party on or before the closing date:

- The other party has performed in all material respects its covenants and agreements under the merger agreement.

- The representations and warranties of the other party are true and correct (without regard to qualifications as to materiality or a material adverse effect) as of the closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect on the party making the representation or warranty.

- Such party's tax counsel has provided the tax opinion described under "Material U.S. Federal Income Tax Consequences of the Mergers" beginning on page 79.
- No change, event, occurrence, state of facts or development has occurred and is continuing that, individually or in the aggregate, has had or is reasonably likely to have a material adverse effect on the other party.

Termination of the Merger Agreement

The board of directors of Hanover or Universal may terminate the merger agreement at any time prior to the consummation of the mergers (including after the meetings of the stockholders of Hanover and Universal, even if the stockholders have adopted the merger agreement) by mutual written consent or if:

- the parties have not consummated the mergers by February 5, 2008, and the party desiring to terminate the merger agreement for this reason has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that caused or resulted in the failure of the mergers to occur on or before that date;
- the stockholders of Hanover or Universal hold a meeting to consider the merger agreement but do not vote to adopt the merger agreement;
- a U.S. federal, state or non-U.S. court of competent jurisdiction or federal, state or non-U.S. governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and such order, decree, ruling or other action shall have become final and nonappealable, as long as the party seeking to terminate the merger agreement for this reason has complied with the covenants in the merger agreement that relate to antitrust, tax and other governmental filings and approvals and, with respect to other matters not covered by such covenants, must have used its reasonable best efforts to remove such injunction, decree or order;
- the other party has breached any representation or warranty or failed to perform any covenant or agreement in the merger agreement, or any representation or warranty of the other party has become untrue, in any case such that the condition to the closing of the merger agreement related to the performance of the covenants and agreements in the merger agreement by the other party and the accuracy of the representations and warranties of the other party would not be satisfied as of the date of the termination, and the breach is not curable or, if curable, is not cured within 90 days after the party desiring to terminate the merger agreement gives written notice of the breach to the other party, and the party desiring to terminate the merger agreement is not, at the time of the termination, in breach of any representation, warranty, covenant or agreement in the merger agreement that would give rise to the right of the other party to terminate the merger agreement; or
- the board of directors of the other party has made an adverse recommendation change.

Expenses and Termination Fees

Whether or not the mergers are consummated, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, except as otherwise provided in the merger agreement.

Termination due to Adverse Recommendation Change

If the merger agreement is terminated by a party because the board of directors of the other party has made an adverse recommendation change, the terminating party is entitled to receive from the other party at the time of termination a cash termination fee of $70 million, as long as no material adverse effect with respect to the terminating party has occurred since the date of the merger agreement and is continuing as of the time of the adverse recommendation change.

Termination due to Takeover Proposal

In the event that:

- a takeover proposal is made to a party or is made directly to the stockholders of that party generally or otherwise becomes publicly known or any person publicly announces an intention (whether or not conditional) to make a takeover proposal with respect to such party; and
- the merger agreement is terminated by either party because:
  - the parties have not completed the mergers by February 5, 2008, and the party desiring to terminate the merger agreement for this reason has not failed to perform or observe in any material respect any of its obligations under the merger agreement in any manner that caused or resulted in the failure of the mergers to occur on or before that date, or
  - the stockholders of the party of which the takeover proposal was made or became publicly known or publicly announced do not adopt the merger agreement at a meeting called for that purpose,

then the party that is the subject of the takeover proposal will be required to pay the other party a fee of $5 million on the first business day following the date of termination of this merger agreement.

If within 365 days of the termination described in the preceding paragraph the party that is the subject of the takeover proposal or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, any takeover proposal, then that party shall pay to the other party a fee equal to $65.0 million on the earlier of the date that party or its subsidiary enters into the agreement with respect to a takeover proposal and the date the takeover proposal is consummated.

For purposes of determining whether a termination fee is payable under the circumstances described above under the heading "— Expenses and Termination Fees — Termination due to Takeover Proposal," the term "takeover proposal" will have the same definition as described in the covenant described above under the heading "— Covenants and Agreements — No Solicitation," except that all references to "20%" in that definition are deemed to be "40%."

Amendment; Extensions and Waivers

The parties may amend the merger agreement, by action taken or authorized by their boards of directors, at any time before or after approval of the matters presented in connection with the mergers by the stockholders of Hanover or Universal. After the stockholders adopt the merger agreement, however, no amendment to the merger agreement may be made that by law requires the further approval of stockholders unless that further approval is obtained.

At any time prior to the effective time of the mergers, each party may, by action taken by its board of directors, to the extent legally allowed:

- extend the time for the performance of any of the obligations or other acts of the other parties to the merger agreement;
- waive any inaccuracies in the representations and warranties made to such party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and
- waive compliance with any of the agreements or conditions for the benefit of such party contained in the merger agreement.

At this time, neither company's board of directors contemplates or intends to waive any condition to the consummation of the mergers. If either company's board of directors were to choose to grant a waiver, a stockholder would not have an opportunity to vote on that waiver, and that company and its stockholders would not have the benefit of the waived condition. Each company's board of directors expects that it would waive a condition to the consummation of the mergers only after determining that the waiver would have no material effect on the rights and benefits that company and its stockholders expect to receive from the mergers.

Governing Law

The merger agreement is governed by and will be construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions of Delaware law that would cause the laws of other jurisdictions to apply.

THE COMPANIES

Exterran Holdings, Inc.
4444 Brittmoore Road
Houston, Texas 77041
(713) 335-7000

Exterran Holdings, Inc. is a Delaware corporation formed on February 2, 2007 for the purpose of holding both Hanover and Universal as wholly owned subsidiaries following completion of the mergers. Holdings changed its name from Iliad Holdings, Inc. to Exterran Holdings, Inc. on June 18, 2007. Following the mergers, Holdings will own Hanover and Universal as wholly owned subsidiaries and will have no significant assets other than the stock or other voting securities of its subsidiaries.

Hanover Compressor Company
12001 N. Houston Rosslyn
Houston, Texas 77086
(281) 447-8787

Hanover Compressor Company, together with its subsidiaries, is a global market leader in the full service natural gas compression business and is also a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications. Hanover sells and rents this equipment and provides complete operation and maintenance services, including run-time guarantees, for both customer-owned equipment and its fleet of rental equipment. Hanover was founded as a Delaware corporation in 1990, and has been a public company since 1997. Hanover's customers include both major and independent oil and gas producers and distributors as well as national oil and gas companies in the countries in which it operates. Hanover's maintenance business, together with its parts and service business, provides solutions to customers that own their own compression and surface production and processing equipment, but want to outsource their operations. Hanover also fabricates compressor and oil and gas production and processing equipment and provides gas processing and treating, and oilfield power generation services, primarily to its U.S. and international customers as a complement to its compression services. In addition, through its subsidiary, Belleli Energy S.r.l., Hanover provides engineering, procurement and construction services primarily related to the manufacturing of critical process equipment for refinery and petrochemical facilities and construction of evaporators and brine heaters for desalination plants and tank farms, primarily for use in Europe and the Middle East.

Substantially all of Hanover's assets are owned and its operations are conducted by its wholly owned subsidiary, Hanover Compression Limited Partnership.

Hanover is a major provider of rental natural gas compression equipment and services in the United States with 5,564 of its rental units in the United States having an aggregate capacity of approximately 2,433,000 horsepower at March 31, 2007. In addition, Hanover operates 812 of its units internationally with an aggregate capacity of approximately 902,000 horsepower at March 31, 2007. As of March 31, 2007, approximately 73% of Hanover's natural gas compression horsepower was located in the United States and approximately 27% was located elsewhere, primarily in Latin America.

reporting system. For current price information, you should consult publicly available sources. Neither Hanover nor Universal paid any dividends during the periods presented.

Calendar Period	Hanover		Universal	
	High	Low	High	Low
Twelve months ended December 31, 2005				
First Quarter	$14.87	$11.35	$39.70	$32.90
Second Quarter	$12.32	$10.13	$39.40	$33.12
Third Quarter	$15.68	$11.45	$41.97	$35.54
Fourth Quarter	$14.80	$12.47	$43.84	$34.18
Twelve months ended December 31, 2006				
First Quarter	$18.81	$14.20	$51.22	$40.51
Second Quarter	$21.10	$15.57	$63.70	$49.83
Third Quarter	$19.75	$16.07	$65.21	$49.04
Fourth Quarter	$20.64	$17.04	$65.39	$50.00
Twelve months ending December 31, 2007				
First Quarter	$23.44	$17.40	$71.62	$56.69
Second Quarter	$27.00	$21.20	$81.44	$65.31
Third Quarter (through July 5, 2007)	$27.20	$23.85	$81.73	$72.46

Dividends

Hanover has never declared or paid any dividend on its common stock. Hanover's bank credit facility prohibits Hanover (without the lenders' approval) from declaring or paying any dividend (other than dividends payable solely in the common stock of Hanover or in options, warrants or rights to purchase such common stock) on, or making similar payments with respect to, Hanover's capital stock.

Universal has never declared or paid any cash dividends on its common stock. Universal's ability to declare and pay dividends is restricted by certain provisions of its revolving credit facility and the indenture governing its senior notes.

The board of directors of Holdings will determine the dividend policy of Holdings after consummation of the mergers.

DESCRIPTION OF THE HOLDINGS 2007 STOCK INCENTIVE PLAN

Below is a summary of the Holdings 2007 Stock Incentive Plan, which we refer to as the "Holdings incentive plan," that you will be asked to approve at your company's annual meeting of stockholders. A copy of the Holdings incentive plan is attached to this joint proxy statement/prospectus as Annex D, and this summary is qualified in its entirety by reference to the full text of the plan.

Effect of Stockholder Vote on Hanover's and Universal's Existing Equity Plans

If the stockholders of Hanover and Universal approve the Holdings incentive plan proposal, Holdings will not issue any further equity incentive awards under the existing Hanover and Universal plans following the consummation of the mergers. If the stockholders of Hanover and Universal do not approve the Holdings incentive plan proposal, Holdings intends to use the remaining availability under Hanover's and Universal's existing equity plans for additional equity incentive awards following the consummation of the mergers.

Number of Shares Subject to the Holdings Incentive Plan and Award Limits

The maximum number of shares of common stock of Holdings that will be available for issuance under the Holdings incentive plan is 4,750,000 shares. Each share of common stock of Holdings issued pursuant to an option or stock appreciation right will be counted against the aggregate share limitation of the plan as one share, and each share of common stock issued pursuant to restricted stock or a restricted stock unit will be counted against the aggregate share limitation of the plan as two shares. If awards under the Holdings incentive plan expire or are cancelled, forfeited, settled in cash or otherwise terminated without issuing the underlying shares of common stock of Holdings, such shares will again become available for future awards under the Holdings incentive plan. Further, if issued but unvested shares of restricted stock are forfeited, such shares will again become available for future awards under the Holdings incentive plan. Shares of common stock of Holdings withheld to satisfy tax withholding obligations or to pay the exercise price of an option will be counted against the above-referenced limit and will not become available for future grants under the Holdings incentive plan. The maximum number of shares of common stock of Holdings that may be subject to awards granted to any one individual during any twelve-month period may not exceed 500,000 shares. The maximum amount of cash compensation that may be paid under awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code granted to any one individual during any twelve-month period may not exceed $5,000,000.

Administration

The Holdings incentive plan will be administered by Holdings' Compensation Committee or such other committee as designated by the Holdings' board, which will have full authority, subject to the terms of the Holdings incentive plan, to make all determinations necessary or advisable for administering the Holdings incentive plan. It is expected that the Holdings Compensation Committee may delegate to an officer of Holdings the authority to grant awards to employees who are not subject to Section 16(b) of the Securities Exchange Act of 1934. The Holdings Compensation Committee will delegate to the Governance Committee of Holdings' board of directors the authority to make awards to directors.

With respect to any director or employee who is resident outside of the United States, the Holdings Compensation Committee may amend or vary the terms of the Holdings incentive plan to conform such terms to the requirements of local law and to meet the goals and objectives of the Holdings incentive plan. In addition, the Holdings Compensation Committee may establish administrative rules and procedures to facilitate the operation of the Holdings incentive plan in such non-U.S. jurisdictions. The Holdings Compensation Committee may establish one or more sub-plans of the Holdings incentive plan for these purposes.

Eligibility

Subject to any delegation of power as described in the paragraph captioned "Administration" above, the Holdings Compensation Committee in its sole discretion may from time to time grant awards to any individual who, at the time of grant, is an employee or director.

Term of Holdings Incentive Plan

The Holdings incentive plan will become effective upon the effective date of the mergers, provided that the Holdings incentive plan has been approved by the stockholders of each of Hanover and Universal. Notwithstanding any provision in the Holdings incentive plan, no award will be granted prior to stockholder approval. No additional awards may be granted under the Holdings incentive plan after seven years from the effective date of the Holdings incentive plan. The Holdings incentive plan will remain in effect until all awards granted thereunder have been vested or forfeited and exercised or expired.

Options

Stock options entitle the participant to purchase shares of common stock of Holdings at a price no less than the fair market value of the common stock of Holdings on the date of grant. Options may be either incentive stock options or non-qualified stock options, provided that only employees may be granted incentive stock options and such options will be subject to the applicable restrictions on such type of option. The award notice may specify that the option price is payable (a) in cash, (b) by a check acceptable to Holdings, (c) by the delivery of a number of already-owned shares of the common stock of Holdings having a fair market value equal to such option price, provided such shares have been owned for more than six months by the participant, (d) by execution of a "cashless broker exercise", or (e) any combination of the foregoing. No stock option may be exercised more than seven years from the date of grant or such shorter period, if any, as may be determined by the Holdings Compensation Committee. Each grant may specify a period of continuous employment or service with Holdings that is necessary before the stock option or any portion thereof will become exercisable.

Restricted Stock

Restricted stock awarded under the Holdings incentive plan results in the immediate transfer of stock, subject to certain restrictions by Holdings, to the participant. The participant is immediately entitled to voting, dividend and other ownership rights in such shares, except that: (a) Holdings will retain custody of the restricted stock until the restrictions have expired; (b) the participant may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the restricted stock until the restrictions have expired; and (c) a breach of the terms and conditions established by the Holdings Compensation Committee pursuant to the award notice will cause a forfeiture of the restricted stock. For restrictions to lapse, one or more of the following conditions must be met, as determined by the Holdings Compensation Committee: (a) the attainment of one or more performance measures; (b) the participant's continued employment with Holdings and its affiliates or continued service as a director for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Holdings Compensation Committee in its sole discretion; or (d) a combination of any of the foregoing. Each grant of restricted stock may have different restrictions as established in the sole discretion of the Holdings Compensation Committee.

Restricted Stock Units

Restricted stock units will be subject to a restriction on disposition by the participant and an obligation of the participant to forfeit the restricted stock units under certain circumstances, and any other restrictions determined by the Holdings Compensation Committee, in its sole discretion, on the date of grant; provided, however, that such restrictions will lapse upon: (a) the attainment of one or more performance measures; (b) the participant's continued employment with Holdings and its affiliates or continued service as a director for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Holdings Compensation Committee in its sole discretion; or (d) a combination of any of the foregoing. Each grant of restricted stock units may have different restrictions as established in the sole discretion of the Holdings Compensation Committee. The participant will not be entitled to vote the shares of common stock of Holdings underlying the restricted stock units or enjoy any other stockholder rights unless and until the restrictions have lapsed and the shares have been registered in the participant's name. Upon the lapse of the restrictions described in the award notice, the participant will then receive the shares of stock or will receive a payment equal to the fair market value of the shares of common stock of Holdings underlying the restricted stock units on the vesting date, less applicable withholding. Settlement of restricted stock units may be in the form of shares of common stock of Holdings, cash, other equity compensation, or a combination thereof, as determined by the Holdings Compensation Committee.

Stock Appreciation Rights

Stock appreciation rights will be subject to a restriction on disposition by the participant and an obligation of the participant to forfeit the stock appreciation rights under certain circumstances, and any other restrictions determined by the Holdings Compensation Committee, in its sole discretion, on the date of grant; provided, however, that such restrictions will lapse upon: (a) the attainment of one or more performance measures; (b) the participant's continued employment with Holdings and its affiliates or continued service as a director for a specified period of time; (c) the occurrence of any event or the satisfaction of any other condition specified by the Holdings Compensation Committee in its sole discretion; or (d) a combination of any of the foregoing. Each award of stock appreciation rights may have different restrictions as established in the sole discretion of the Holdings Compensation Committee.

The exercise price of the stock appreciation rights will not be less than the fair market value of the shares of common stock of Holdings underlying the stock appreciation rights on the date of grant. Upon exercise of the stock appreciation rights, the participant will then be entitled to receive payment in an amount equal to:

(i) the difference between the fair market value of the underlying shares of common stock of Holdings subject to the stock appreciation rights on the date of exercise and the exercise price; times (ii) the number of shares of common stock of Holdings with respect to which the stock appreciation rights are exercised; less (iii) any applicable withholding taxes. Settlement of stock appreciation rights may be in the form of shares of common stock of Holdings or cash, or a combination thereof, as determined by the Holdings Compensation Committee.

Performance Awards

The Holdings Compensation Committee will establish, with respect to and at the time of each performance award, the maximum value of the performance award and the performance period over which the performance applicable to the performance award will be measured. A performance award will be contingent upon future performance of Holdings or any affiliate, or a division or department of Holdings or any affiliate thereof during the performance period. With respect to any performance award intended to qualify as performance-based compensation under Section 162(m) of the Code, the Holdings Compensation Committee will establish the performance measures applicable to such performance either (a) prior to the beginning of the performance period or (b) within 90 days after the beginning of the performance period if the outcome of the performance targets is substantially uncertain at the time such targets are established, but not later than the date that 25% of the performance period has elapsed. The vesting of the performance award will be based upon the participant's continued employment with Holdings and its affiliates or continued service as a director for a specified period of time and (i) the attainment of one or more performance measures; (ii) the occurrence of any event or the satisfaction of any other condition specified by the Holdings Compensation Committee in its sole discretion; or (iii) a combination of any of the foregoing. Following the end of the performance period, the holder of a performance award will be entitled to receive payment of an amount not exceeding the maximum value of the performance award, based on the achievement of the performance measures for such performance period, as determined and certified in writing by the Holdings Compensation Committee. Payment of a performance award may be made in cash, common stock of Holdings, stock options or other equity compensation, or a combination thereof, as determined by the Holdings Compensation Committee. If a performance award covering shares of common stock of Holdings is to be paid in cash, such payment will be based on the fair market value of a share of common stock of Holdings on the payment date.

Acceleration of Vesting

If a participant's termination of service is due to his or her death or disability, all then outstanding awards will immediately vest in full and all restrictions applicable to such awards will terminate as of such date with all performance criteria, if any, applicable to such awards deemed met at 100% of target. Upon a participant's retirement, all stock options then outstanding will immediately vest in full. The Holdings Compensation Committee may, in its discretion and as of a date determined by the Holdings Compensation Committee, fully vest any portion or all of a participant's awards under the Holdings incentive plan (other than awards designed to meet the exception for performance-based compensation under Section 162(m) of the Code).

Adjustments and Corporate Change

If there is any change in the common stock of Holdings by reason of a stock split, consolidation, stock dividend, recapitalization, reorganization, merger, spin-off, exchange of shares or other similar event or any distribution to the holders of common stock of Holdings other than a regular cash dividend, the Holdings Compensation Committee has the authority to adjust or substitute the number of or class of shares which may be issued under the Holdings incentive plan and further adjust or substitute the number, class, price or terms of the shares underlying any outstanding awards as it deems appropriate.

In the event of a corporate change, including (but not limited to) a merger, consolidation, or reorganization of Holdings or the sale, lease or other disposition of all or substantially all of the assets of Holdings and its subsidiaries, taken as a whole (other than to an entity wholly owned, either directly or indirectly, by Holdings), any outstanding performance awards under the Holdings incentive plan will become fully vested and immediately exercisable or payable at such percentage of their respective target levels determined by the Holdings Compensation Committee.

Amendments

The board of directors of Holdings in its discretion may terminate the Holdings incentive plan (except with respect to awards that are then outstanding) at any time except that it may not, without approval of the stockholders, increase the maximum number of shares issuable (except to reflect changes in capitalization as discussed above), change the class of individuals eligible to receive awards, or amend any outstanding award notice to lower the exercise price or replace any outstanding award with an award having a lower exercise price.

Federal Income Tax Aspects of the Holdings Incentive Plan

The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the Holdings incentive plan based on U.S. federal income tax laws in effect as of the date of this joint proxy statement/prospectus. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular participant based on his or her specific circumstances.

Non-Qualified Options

Non-qualified options granted under the Holdings incentive plan will not be taxable to a participant at grant, but generally will result in taxation at exercise. At such time, the participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares of common stock of Holdings on the exercise date. Holdings will be entitled to deduct a corresponding amount as a business expense in the year the participant recognizes this income.

Incentive Stock Options

Generally, a participant will not recognize ordinary income at the time of grant or exercise of an incentive stock option so long as he or she has been an employee of Holdings or its U.S. affiliates from the date the incentive stock option was granted until three months before the date of exercise. However, the amount by which the fair market value of the shares on the exercise date exceeds the exercise price is an adjustment in computing the participant's alternative minimum tax in the year of exercise. If the participant holds the shares of common stock of Holdings received on exercise of an incentive stock option for one year after the date of exercise and for two years from the date of grant, any difference between the amount realized upon the disposition of the shares and the amount paid for the shares will be treated as long-term capital gain (or loss, if applicable) to the participant. If the participant exercises an incentive stock option and satisfies these holding period requirements, Holdings may not deduct any amount in connection with the incentive stock option.

If a participant exercises an incentive stock option but engages in a "disqualifying disposition" by selling the shares acquired on exercise before the expiration of the one-year and two-year holding periods described in the previous paragraph, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the difference between the fair market value of the shares on the date of exercise and the exercise price. Any excess of the amount realized on the disposition over the fair market value on the date of exercise will be taxed as long-term or short-term capital gain (as applicable). If, however, the amount realized on the disposition on the date of the disqualifying disposition is less than the fair market value of the shares on the date of exercise, the participant will recognize ordinary income equal to the difference between the amount realized on the disqualifying disposition and the exercise price. In either event, Holdings will be entitled to deduct an amount equal to the amount constituting ordinary income to the participant in the year of the disqualifying disposition.

Restricted Stock

In general, a participant who receives a restricted stock award will not recognize taxable income at the time of grant. Instead, a participant will recognize taxable ordinary income in the first taxable year that the participant's interest in the shares becomes either: (a) freely transferable; or (b) no longer subject to a substantial risk of forfeiture. The amount of taxable ordinary income is equal to the fair market value of the shares less the amount (if any) paid for the shares. In certain circumstances, a participant may elect to recognize taxable income at the time of grant in an amount equal to the fair market value of the restricted stock (less any amount paid for the shares) at the time of grant. Holdings will be entitled to a compensation expense deduction equal to the ordinary income recognized by the participant in the taxable year in which the participant recognizes such taxable income.

Restricted Stock Units

In general, a participant who receives an award of restricted stock units will not recognize taxable income at the time of grant. Instead, a participant will recognize taxable ordinary income in the year in which the participant becomes vested in the restricted stock units. The taxable amount will equal the fair market value of the shares issued to the participant (or the amount of cash paid to the participant where the restricted stock units are settled in cash). Holdings will be entitled to a compensation expense deduction equal to the ordinary income recognized by the participant in the taxable year in which the participant recognizes such taxable income.

Stock Appreciation Rights

There are no tax consequences to a participant upon the grant or vesting of SARs. Upon exercise, the participant will recognize as compensation income the fair market value of the shares of common stock of Holdings or the cash received, as the case may be. Holdings will be entitled to deduct the same amount as a business expense in the year of exercise.

Performance Awards

An individual who has been granted a performance award will not be taxable at the time of grant, but will be taxable on the fair market value of the shares of common stock of Holdings, or cash, as the case may be, at the time the award becomes vested and is paid to the participant. Generally, Holdings will be entitled to deduct as a business expense the amount the participant includes as income in the year of payment.

Section 162(m) of the Code

Section 162(m) of the Code, in general, precludes a public corporation from taking a deduction for annual compensation in excess of $1 million paid to its chief executive officer or any of its four other highest-paid officers. However, compensation that qualifies under Section 162(m) of the Code as "performance-based" is specifically exempt from the deduction limit. Based on Section 162(m) of the Code and the regulations issued thereunder, Holdings' ability to deduct compensation income generated in connection with the exercise of options and stock appreciation rights granted under the Holdings incentive plan should not be limited by Section 162(m) of the Code. Further, Holdings believes that compensation income generated in connection with other types of awards granted under the Holdings incentive plan generally should not be limited by Section 162(m) of the Code provided the vesting of such awards are based solely on the achievement of performance targets established for such grants. The Holdings incentive plan has been designed to provide flexibility with respect to the performance criteria that may be used in establishing performance targets for these awards. The Holdings incentive plan is not qualified under Section 401(a) of the Code.

Deferred Compensation

Any deferrals made under the Holdings incentive plan, including awards granted under the plan that are considered to be deferred compensation, must satisfy the requirements of Section 409A of the Code to avoid adverse tax consequences to participants. These requirements include limitations on election timing, acceleration of payments and the timing of distributions. Holdings intends to structure any awards under the Holdings incentive plan to avoid the application of 409A.

Miscellaneous

Awards will not be transferable except (i) by will or the laws of descent and distribution, (ii) a qualified domestic relations order, or (iii) if vested, with the consent of the Holdings Compensation Committee, provided that any such transfer is permitted under the applicable securities laws. Based upon current law and published interpretations, Holdings does not believe that the Holdings incentive plan is subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

DESCRIPTION OF THE HOLDINGS EMPLOYEE STOCK PURCHASE PLAN

Below is a summary of the material terms of the Holdings Employee Stock Purchase Plan, which we refer to as the "Holdings stock purchase plan," that you will be asked to approve at your company's annual meeting of stockholders. A copy of the Holdings stock purchase plan is attached to this joint proxy statement/prospectus as Annex E, and this summary is qualified in its entirety by reference to the full text of the plan.

A total of 650,000 shares of Holdings common stock will be available for purchase under the Holdings stock purchase plan, subject to adjustment in the number and price of shares available for purchase in the event the outstanding shares of Holdings common stock are increased or decreased through stock dividends, recapitalization, stock splits, reorganizations or similar changes.

The Holdings stock purchase plan will give employees of Holdings and its subsidiaries an opportunity to purchase Holdings common stock through payroll deductions, thereby encouraging employees to share in the economic growth and success of Holdings and its subsidiaries and to assist Holdings in retaining employees. The Holdings stock purchase plan will be administered by Holdings' compensation committee or another committee appointed by Holdings' board of directors. The Holdings stock purchase plan will give eligible employees an opportunity to acquire a proprietary interest in Holdings' long-term performance and success through the purchase of shares of Holdings common stock at a possible discount from its fair market value without having to pay any brokerage commissions with respect to the purchases.

In general, an employee is eligible to participate in the Holdings stock purchase plan if, as of the first business day following the consummation of the mergers, and thereafter as of any subsequent regular enrollment date (generally the first business day of each calendar quarter), he or she is scheduled to work at least 20 hours per week on a regular basis or at least five months in a calendar year. Common stock will be purchased for each participant in the Holdings stock purchase plan as of the last day of each offering period (generally the last business day of each calendar quarter) with the money deducted from his or her paychecks during the offering period. The purchase price per share will be determined prior to each offering period in the sole discretion of the compensation or other committee of Holdings' board of directors administering the Holdings stock purchase plan and will be between 85% and 100% of the fair market value per share of Holdings common stock on (1) the first day of the offering period, (2) the last day of the offering period or (3) the first or last day of the offering period, whichever is lower.

A participant may elect to have payroll deductions made under the Holdings stock purchase plan for the purchase of common stock in an amount not to exceed the lesser of 10% of the participant's compensation or $25,000 (the limit imposed by Section 423(b)(8) of the Code). Compensation for purposes of the Holdings stock purchase plan means the gross amount of the participant's eligible pay on the basis of the participant's regular, straight-time hourly, weekly or monthly rate for the number of hours normally worked, including commissions, but excluding overtime, bonuses, shift premiums and other incentives and special payments. Contributions to the Holdings stock purchase plan will be on an after-tax basis. A participant may terminate his or her payroll deductions at any time.

A stock purchase bookkeeping account will be established for each participant in the Holdings stock purchase plan. Amounts deducted from participants' paychecks will be credited to their bookkeeping accounts. No interest will accrue with respect to any amounts credited to the bookkeeping accounts. As of the last day of each offering period, the amount credited to a participant's stock purchase account will be used to purchase the largest number of whole shares of common stock possible at the price as determined above. The common stock will be purchased directly from Holdings and no brokerage or other fees will be charged to participants. Any balance remaining in the participant's account will remain in the participant's account until the next succeeding offering period, at which time those funds will be (1) combined with the participant's payroll deductions for that offering period and used to purchase whole shares or (2) returned to the participant as soon as practicable if the participant is not eligible to participate or has stopped his payroll deductions prior to the beginning of the next succeeding offering period.

A participant may withdraw from participation in the Holdings stock purchase plan at any time during an offering period by written notice to Holdings and may withdraw all cash amounts in his bookkeeping account.

Rights to purchase shares of common stock under the Holdings stock purchase plan are exercisable only by the participant and are not transferable.

Note that with respect to employees who work outside of the United States, the committee administering the stock purchase plan may in its sole discretion amend the terms of the stock purchase plan in order to conform such terms with the requirements of local law or to meet the objectives of the plan and may, where appropriate, establish one or more sub-plans to reflect such amended provisions.

The board of directors of Holdings may amend, suspend, or terminate the Holdings stock purchase plan at any time, except that certain amendments may be made only with the approval of the stockholders of Holdings. Subject to earlier termination by the board of directors, the Holdings stock purchase plan will terminate on the date that all shares authorized for sale have been purchased.

U.S. Federal Income Tax Consequences of the Holdings Stock Purchase Plan

The following is a summary of certain of the federal income tax consequences applicable to participants who are U.S. tax residents in the Holdings stock purchase plan and to Holdings, based upon current provisions of the Code and the regulations and rulings thereunder, and does not address the consequences under state, local or foreign or any other applicable tax laws.

Participants in the Holdings stock purchase plan will not recognize income at the time a purchase right is granted to them at the beginning of an offering period or when they purchase common stock at the end of the offering period. However, participants will be taxed on amounts withheld from their salary under the Holdings stock purchase plan as if actually received, and Holdings will generally be entitled to a corresponding income tax deduction.

If a participant disposes of common stock within one year from the end of the applicable offering period or two years from the beginning of the offering period, the participant will recognize ordinary income at the time of disposition which will equal the excess of the fair market value of the common stock on the date the participant purchased the common stock (i.e., the end of the applicable offering period) over the amount paid for the common stock. Holdings will generally be entitled to a corresponding income tax deduction. The excess, if any, of the amount recognized on disposition of such common stock over its fair market value on the date of purchase (i.e., the end of the applicable offering period) will be short-term capital gain, unless the participant's holding period for the common stock (which will begin at the time of the participant's purchase at the end of the offering period) is more than one year. If the participant disposes of the common stock for less than the purchase price for the shares, the difference between the amount recognized and such purchase price will be a long-term or short-term capital loss, depending upon the participant's holding period for the common stock.

If a participant disposes of the common stock purchased pursuant to the Holdings stock purchase plan after one year from the end of the applicable offering period and two years from the beginning of the applicable offering period, and if the purchase price for the stock was less than 100% (but not less than 85%) of the fair market value of such stock, the participant must include in gross income as compensation (as ordinary income and not as capital gain) for the taxable year of disposition an amount equal to the lesser of (a) the excess, if any, of the fair market value of the common stock at time of grant (that is, on the first day the beginning of the applicable offering period) over the purchase price of the stock (computed as if the stock had been purchased on the first day of the offering period) or (b) the excess, if any, of the fair market value of the common stock at the time of disposition over its purchase price. If the amount recognized upon such a disposition by way of sale or exchange of the common stock exceeds the purchase price plus the amount, if any, included in income as ordinary compensation income, such excess will be long-term capital gain. If the one and two year holding periods described above are met, Holdings will not be entitled to any income tax deduction.

The adoption of the Holdings stock purchase plan requires the affirmative vote of a majority of the shares of each of Universal's and Hanover's common stock present in person or by proxy and entitled to vote at the applicable company's annual meeting of stockholders. You may vote in favor of the adoption of the Holdings stock purchase plan or against the adoption of the plan or abstain from voting on the adoption of the plan.

HANOVER ANNUAL MEETING

General Information

The Hanover board of directors has sent these proxy materials to you to solicit your vote at the 2007 Annual Meeting of Stockholders, which is referred to herein as the "Hanover 2007 Stockholders' Meeting." The meeting will begin promptly at 9:00 a.m. local time on Thursday, August 16, 2007, at the InterContinental Hotel Houston, 2222 West Loop South, Houston, Texas 77027. This joint proxy statement/prospectus and form of proxy is accompanied by Hanover's 2006 Annual Report.

Agenda

The Hanover 2007 Stockholders' Meeting will be held for the following purposes:

1. to adopt the Agreement and Plan of Merger dated as of February 5, 2007, as amended, among Hanover, Universal, Holdings, Hector Sub, Inc., a wholly owned subsidiary of Holdings that will merge with and into Hanover, and Ulysses Sub, Inc., a wholly owned subsidiary of Holdings that will merge with and into Universal;

2. to approve the Holdings 2007 Stock Incentive Plan;

3. to approve the Holdings Employee Stock Purchase Plan;

4. to elect eleven directors to serve until Hanover's next annual meeting of stockholders or until their successors are duly elected and qualified;

5. to ratify the reappointment of PricewaterhouseCoopers LLP as Hanover's independent registered public accounting firm for fiscal year 2007; and

6. to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

All of these items are discussed in more detail in this joint proxy statement/prospectus.

Stockholders Entitled to Vote

Owners of Hanover's common stock at the close of business on June 28, 2007, are entitled to notice of and to vote at the Hanover 2007 Stockholders' Meeting. At the close of business on June 28, 2007, there were 109,111,959 shares of Hanover's common stock issued and outstanding. Each share of Hanover common stock entitles the holder to one vote on all matters submitted to a vote at the Hanover 2007 Stockholders' Meeting and any adjournment or postponement of the meeting. A complete list of the Hanover stockholders entitled to vote will be available for examination at the meeting and for at least 10 days prior to the meeting at Hanover's principal executive offices.

Quorum and Required Votes

A quorum of stockholders is necessary for a valid meeting. The presence in person or by proxy of the holders of a majority of the outstanding shares of Hanover's common stock as of the record date will constitute a quorum for the Hanover 2007 Stockholders' Meeting. Under Hanover's Amended and Restated Bylaws and under Delaware law, abstentions and "broker non-votes" are counted as present in determining whether the quorum requirement is satisfied. A "broker non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner. Under the current rules of the New York Stock Exchange, if you hold your shares through a bank or broker, your broker is permitted to vote your shares on the election of directors and ratification of Hanover's independent registered public accounting firm even if the broker has not received instructions from you.

The table below shows the vote required to approve the proposals described in this joint proxy statement/prospectus.

Proposal	Required Vote
Proposal 1 — Adoption of the merger agreement	Adoption of the merger agreement requires the affirmative vote of a majority of the shares of common stock outstanding and entitled to vote as of the record date. "Broker non-votes" and abstentions will have the same effect as a vote against the merger proposal.
Note: Approval of Proposal 1 is a condition precedent to implementation of Proposal 2 and Proposal 3.	
Proposal 2 — Approval of the Holdings 2007 Stock Incentive Plan Proposal 3 — Approval of the Holdings Employee Stock Purchase Plan	Approval of each of Proposal 2 and Proposal 3 requires the affirmative vote of a majority of the votes cast and the total number of votes cast must represent over 50% of the total shares outstanding as of the record date. Abstentions and "broker non-votes" will not be treated as votes cast.
Proposal 4 — Election of eleven members to the Hanover board of directors	A plurality of the votes of the shares present in person or by proxy and entitled to vote is required to elect each director nominee; however, Hanover's Governance Principles require that any nominee who receives a greater number of "withheld" votes than "for" votes must submit his or her resignation for consideration by Hanover's board of directors. For additional information on Hanover's policy with regard to nominees who receive more votes "withheld" than "for" such nominee, please see the excerpt from Hanover's Governance Principles concerning Shareholder Election of Directors included in this joint proxy statement/prospectus as Annex F.
Proposal 5 — Ratification of the reappointment of PricewaterhouseCoopers LLC as Hanover's independent registered public accounting firm for fiscal year 2007	Ratification requires the affirmative vote of a majority of the shares of voting stock represented at the meeting. Abstentions will be treated as votes cast and will have the same effect as a vote against the proposal.

For any other matters that may be properly presented for consideration at the Hanover 2007 Stockholders' Meeting, the persons named as proxies will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. As of the date of this joint proxy statement/prospectus, Hanover does not anticipate that any other matters will be properly presented for consideration at the Hanover 2007 Stockholders' Meeting.

401(k) Holdings

Shares of Hanover's common stock held through The Hanover Companies Retirement and Savings Plan, which is referred to herein as the "Hanover 401(k) Plan," will be voted by the plan participant as though such participant was a registered holder with respect to the shares of Hanover common stock allocated to the participant's plan account.

How to Vote

Because many stockholders cannot attend the Hanover 2007 Stockholders' Meeting in person, it is necessary that a large number of stockholders be represented by proxy. If you hold your shares through a

PROPOSAL 2

APPROVAL OF THE HOLDINGS 2007 STOCK INCENTIVE PLAN

At the Hanover 2007 Stockholders' Meeting, the stockholders are asked to approve the Holdings 2007 Stock Incentive Plan, which is referred to herein as the "Holdings incentive plan," a copy of which is included in this joint proxy statement/prospectus as Annex D. Holdings is the successor company in the proposed merger of Hanover and Universal, which is more fully described beginning on page 34 under the caption the "The Mergers."

The Hanover board of directors adopted the Holdings incentive plan on March 27, 2007, subject to the approval of the stockholders of both Hanover and Universal. In addition, the sole director of Holdings adopted the Holdings incentive plan on March 29, 2007. The effectiveness of the Holdings incentive plan is also contingent upon adoption of the merger agreement by the stockholders of both Hanover and Universal. If the merger agreement is adopted by the stockholders of Hanover and Universal, but the Holdings incentive plan does not receive the required stockholder approval, no awards will be granted under the Holdings incentive plan and Holdings will continue to make equity grants under Hanover's and Universal's existing equity incentive plans. If the Holdings incentive plan becomes effective, Hanover and Universal have agreed to terminate the authority to make future grants under their respective equity incentive plans upon the consummation of the mergers.

The Hanover board of directors is recommending stockholder approval of the Holdings incentive plan in order to provide a uniform plan document under which equity awards can be provided to the employees of Holdings following completion of the mergers. The Holdings incentive plan is designed to enable Holdings and its affiliates the means to attract and retain highly qualified directors and employees with incentives that provide an opportunity to acquire and maintain stock ownership, thereby encouraging and rewarding individual performance that should improve operating results and enhance stockholder value. Accordingly, the Holdings incentive plan provides for discretionary grants of options, restricted stock, restricted stock units, stock appreciation rights, or performance awards, each type of grant will be referred to as an "award." Please see "Description of the Holdings 2007 Stock Incentive Plan" beginning on page 100 for a more detailed summary of the terms of the Holdings incentive plan.

No benefits or amounts have been granted, awarded or received under the Holdings incentive plan. Awards under the Holdings incentive plan are discretionary; therefore, no awards are determinable at this time. Since certain of Hanover's directors and executive officers may be eligible to receive awards under the Holdings incentive plan, such directors and executive officers may be considered to have an interest in the approval of the Holdings incentive plan.

Stockholder approval of the 2007 Stock Incentive Plan is required for listing of the shares of common stock of Holdings for trading on the New York Stock Exchange and as a condition to the effectiveness of the Holdings incentive plan. Stockholder approval is also required so that incentive stock options under the Holdings incentive plan will qualify under Section 422 of the Code and so that certain awards under the Holdings incentive plan will qualify as performance-based compensation under Section 162(m) of the Code. If the stockholders of Hanover and Universal approve the Holdings incentive plan, Holdings intends to register the shares issuable pursuant to the Holdings incentive plan under the Securities Act of 1933 as soon as practicable.

THE HANOVER BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* APPROVAL OF THE HOLDINGS 2007 STOCK INCENTIVE PLAN.

Equity Compensation Plan Information

The equity compensation plans and agreements discussed in this section are referred to collectively as the "Hanover Equity Compensation Plans." The table below provides information as of December 31, 2006 with respect to shares of Hanover's common stock that may be issued under the following Hanover Equity Compensation Plans: 1997 Stock Option Plan, the 1998 Stock Option Plan, the December 9, 1998 Stock Option Plan, the 1999 Stock Option Plan, the 2001 Equity Incentive Plan, the 2003 Stock Incentive Plan and the 2006 Stock Incentive Plan. The Compensation Committee of the Hanover board of directors has authority to make future grants only under the 2006 Stock Incentive Plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders(1)(2)	1,964,368	$11.93	4,952,224
Equity compensation plans not approved by security holders(3)	396,288	$12.41	—
Total	2,360,656	$12.01	4,952,224(4)

(1) Composed of the 1997 Stock Option Plan, the 2001 Equity Incentive Plan, the 2003 Stock Incentive Plan and the 2006 Stock Incentive Plan. In addition to outstanding options, as of December 31, 2006, there were 1,899,024 shares of restricted stock and/or stock settled restricted stock units outstanding (including maximum payout of performance-based shares) which were granted under the 2003 and 2006 Stock Incentive Plans.

(2) Under the terms of the 2006 Stock Incentive Plan, in addition to incentive and non-qualified options, Hanover may grant restricted stock, restricted stock units, stock appreciation rights and performance-based awards. The following Hanover Equity Compensation Plans, although terminated as to future grants, provided for the following awards in addition to stock options: the 1997 Stock Option Plan (restricted stock); the 2001 Equity Incentive Plan (restricted stock, although no more than 1.0 million of the 1.5 million shares authorized under such plan could be issued pursuant to restricted stock awards); and the 2003 Stock Incentive Plan (restricted stock and performance awards).

(3) Composed of the 1998 Stock Option Plan, the December 9, 1998 Stock Option Plan and the 1999 Stock Option Plan.

(4) This reflects the number of securities remaining available for future issuance under equity compensation plans as of December 31, 2006. At December 31, 2005, Hanover had 1,167,715 of securities remaining available for future issuance under equity compensation plans.

The Hanover Equity Compensation Plans that have not been requested to be approved by security holders are described below. The 1998 Stock Option Plan, the December 9, 1998 Stock Option Plan, and the 1999 Stock Option Plan have the following material features: (1) awards under such Hanover Equity Compensation Plans are limited to stock options and may be made, depending on the terms of each Equity Compensation Plan, to Hanover's officers, directors, employees, advisors and consultants; (2) unless otherwise set forth in any applicable stock option agreement and depending on the terms of each Hanover Equity Compensation Plan, the stock options vest over a period of up to five years; (3) the term of the stock options granted under the Hanover Equity Compensation Plans may not exceed 10 years; and (4) no additional grants may be made under these Hanover Equity Compensation Plans.

Additional information as of December 31, 2006, regarding the Hanover Equity Compensation Plans that have not been requested to be approved by stockholders is provided in the following table.

Plan or Agreement Name	Number of Shares Issuable(#)	Shares Previously Issued Pursuant to Stock Option Exercises(#)	Number of Shares Reserved for Issuance Upon the Exercise of Outstanding Stock Options(#)	Weighted-Average Exercise Price($)	Shares Available for Future Grants(#)
1998 Stock Option Plan	520,000	98,048	167,476	$13.47	*
December 9, 1998 Stock Option Plan . .	700,000	469,664	138,534	$ 9.75	*
1999 Stock Option Plan	600,000	50,428	90,278	$14.50	*

* The Hanover board of directors terminated authority to make future grants under these plans on May 15, 2003.

PROPOSAL 3

APPROVAL OF THE HOLDINGS EMPLOYEE STOCK PURCHASE PLAN

At the Hanover 2007 Stockholders' Meeting, holders of Hanover common stock are being asked to approve the Exterran Holdings, Inc. Employee Stock Purchase Plan, which is referred to herein as the "Holdings stock purchase plan". For a description of the material provisions of the Holdings stock purchase plan, holders of Hanover common stock should read carefully "Description of Holdings Employee Stock Purchase Plan" beginning on page 106. In addition, a copy of the Holdings stock purchase plan is included as Annex E to this joint proxy statement/prospectus.

The Board of Directors of Hanover unanimously approved the Holdings stock purchase plan on March 27, 2007, subject to the approval of the stockholders of both Hanover and Universal. In addition, the sole director of Holdings adopted the Holdings stock purchase plan on March 29, 2007. The consummation of the mergers is not conditioned on the approval of the Holdings stock purchase plan, but the Holdings stock purchase plan, if approved, would become effective only upon the consummation of the mergers. If Hanover's (or Universal's) stockholders do not adopt the merger agreement, or if the merger agreement is terminated or the mergers are not consummated for any other reason, the Holdings stock purchase plan will not be implemented.

If the mergers are approved by the stockholders of Hanover and Universal, but the Holdings stock purchase plan does not receive the required stockholder approval, then Holdings will not have an employee stock purchase plan. Notwithstanding how the stockholders of Hanover and Universal vote on the Holdings stock purchase plan, Universal's current employee stock purchase plan, which was approved by Universal's stockholders in 2001 and amended in 2002, will terminate upon the consummation of the mergers.

The Board of Directors of Hanover is recommending approval of the Holdings stock purchase plan in order to provide a uniform plan document under which employees of Holdings and its affiliates may purchase Holdings common stock through payroll deductions, thereby encouraging employees to share in the economic growth and success of Holdings. The Holdings stock purchase plan will give eligible employees an opportunity to acquire a proprietary interest in Holdings' long-term performance and success through the purchase of shares of Holdings common stock at a possible discount from its fair market value without having to pay any brokerage commissions with respect to the purchases.

No purchases have been made under the Holdings stock purchase plan. Purchases under the Holdings stock purchase plan will be at the election of eligible employees. Because Hanover's executive officers may be eligible to participate in the Holdings stock purchase plan, those executive officers may be considered to have an interest in the approval of the Holdings stock purchase plan.

Stockholder approval of the Holdings stock purchase plan is required for listing of the shares for trading on the New York Stock Exchange and as a condition to the effectiveness of the Holdings stock purchase plan. If the stockholders of Hanover and Universal approve the Holdings stock purchase plan, Holdings intends to register the shares issuable pursuant to the Holdings stock purchase plan under the Securities Act of 1933 as soon as practicable.

THE HANOVER BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* APPROVAL OF THE HOLDINGS EMPLOYEE STOCK PURCHASE PLAN.

PROPOSAL 4

ELECTION OF DIRECTORS

At the Hanover 2007 Stockholders' Meeting, eleven directors are nominated to be elected to the Hanover board of directors, to hold office until Hanover's next annual meeting of stockholders or until their respective successors are duly elected and qualified. Each nominee has consented to serve as a director if elected.

Nominees for Director

Information concerning the name, age and background of the nominees for election to the Hanover board of directors is set forth below. Ages are stated as of June 28, 2007. With the exception of Messrs. Kamin and Pate, each of the nominees named below was elected a director at Hanover's 2006 Annual Stockholders' Meeting.

I. Jon Brumley, 68, has served as a director of Hanover since February 2002. Mr. Brumley is Chairman and director of Encore Acquisition Company, an independent energy company located in Fort Worth, Texas. Prior to founding Encore Acquisition Company in 1998, Mr. Brumley served as Chairman and Chief Executive Officer of MESA, Inc., which merged with Parker & Parsley in 1997 to become Pioneer Natural Resources Company. Mr. Brumley has spent over thirty years in the oil and gas industry, including having previously served as Chairman of XTO Energy Inc. (formerly Cross Timbers Oil Company) and President and Chief Executive Officer of Southland Royalty Company.

Ted Collins, Jr., 69, has served as a director of Hanover since April 1992. Mr. Collins has been a private investor, primarily energy related, since June 2000. From January 1988 to July 2000, he was President of Collins & Ware, Inc., an independent oil and gas company. From July 1982 through December 1987, Mr. Collins served as President of Enron Oil & Gas Co. Mr. Collins also serves on the Board of Directors of Encore Acquisition Company and Energy Transfer Partners, LLC.

Margaret K. Dorman, 43, has served as a director of Hanover since February 2004. Ms. Dorman is Senior Vice President, Chief Financial Officer and Treasurer of Smith International, Inc., a position she has held since 1999. Ms. Dorman joined Smith International in 1995 as the Director of Financial Planning and Reporting and, in 1998, was named Vice President, Controller and Assistant Treasurer.

Robert R. Furgason, 71, has served as a director of Hanover since May 1995. In January 2005, Dr. Furgason assumed the role of Executive Director of the Harte Research Institute for Gulf of Mexico Studies at Texas A&M University — Corpus Christi after having served as the President of Texas A&M University — Corpus Christi since 1990. He was Vice Chancellor of Academic Affairs and Professor of Chemical Engineering at the University of Nebraska from 1984 to 1990 and previously held a series of faculty and administrative positions at various universities and has held positions with B.F. Goodrich Chemical Co., Escuela Politecnica Nacional Universidad, Quito, Ecuador, Martin-Marietta (Lockhead-Martin) and Phillips Petroleum. Dr. Furgason is the former President of the Accreditation Board for Engineering and Technology Board of Directors, serves on a number of other accreditation, policy and civic boards, and is a trustee of the Driscoll Hospital Foundation.

Victor E. Grijalva, 68, has served as a director of Hanover since February 2002 and served as Chairman of the Board from 2002 to May 2006. From August 2 to August 19, 2002, Mr. Grijalva also served as interim President and Chief Executive Officer of Hanover. Mr. Grijalva began his career with Schlumberger in 1964 as a senior development engineer and, after a number of overseas assignments, served as President of Wireline and Testing in North America and Executive Vice President of Oilfield Services Worldwide before being appointed Vice Chairman of Schlumberger in 1998. Mr. Grijalva retired from Schlumberger on December 31, 2001. Mr. Grijalva is also a director of Transocean, Inc. and Dynegy, Inc.

Gordon T. Hall, 48, has served as a director of Hanover since March 2002 and Chairman of the Board since May 19, 2006. Prior to his election as a director, Mr. Hall was a Managing Director at Credit Suisse First Boston. While at Credit Suisse First Boston, Mr. Hall served as Senior Oil Field Services Analyst and Co-Head of the Global Energy Group. Mr. Hall joined the First Boston Corporation in 1987 as a technology analyst. Prior to joining First Boston Corporation, Mr. Hall was an engineer with Raytheon Corporation. Mr. Hall was a director of Hydril Company until its merger with Tenaris S.A. on May 7, 2007. Mr. Hall also serves as a director of a privately held company and several non-profit organizations.

John E. Jackson, 49, has been a director since July 2004 and has served as President and Chief Executive Officer of Hanover since October 2004. Mr. Jackson joined Hanover in January 2002 as Senior Vice President and Chief Financial Officer. Previously, Mr. Jackson was Vice President and Chief Financial Officer of Duke Energy Field Services, a joint venture of Duke Energy and ConocoPhillips and one of the nation's largest producers and marketers of natural gas liquids. Mr. Jackson joined Duke Energy Field Services as Vice President and Controller in April 1999 and was named Chief Financial Officer in February 2001. Prior to joining Duke Energy Field Services, Mr. Jackson served in a variety of treasury, controller and accounting positions at Union Pacific Resources between June 1981 and April 1999.

Peter H. Kamin, 45, was elected a director of Hanover effective January 1, 2007. Mr. Kamin is a co-founder and Managing Partner of ValueAct Capital, an investment partnership that was formed in 2000. Prior to founding ValueAct Capital, Mr. Kamin founded and managed for eight years Peak Investment L.P. Before founding Peak Investment, Mr. Kamin was a partner with Morningside, N.A., Ltd., a private equity concern, and began his investment career in 1984 at Fidelity Management and Research. Mr. Kamin is also a director of Seitel Inc. and Sirva, Inc.

William C. Pate, 43, was elected a director of Hanover effective January 1, 2007. Mr. Pate is Chief Investment Officer and a Managing Director of Equity Group Investments, L.L.C., or EGI, a private investment firm, and serves as a member of the board of directors of certain private affiliates of EGI. Prior to joining EGI in 1994, Mr. Pate was an associate with The Blackstone Group and served in the mergers and acquisitions group of Credit Suisse First Boston. Mr. Pate also serves as a director of Adams Respiratory Therapeutics, Inc. and Covanta Holding Corporation.

Stephen M. Pazuk, 63, has served as a director of Hanover since February 2004. Mr. Pazuk is the Chief Financial Officer and Treasurer of Drive Thru Technology, a position he has held since 2000. He has also been involved in venture capital investments and real estate development in Boston, Massachusetts, and Fresno and Clovis, California, since his retirement as Senior Vice President, Treasurer and Partner of Wellington Management Company, LLP in June 2000. Mr. Pazuk started his career with Wellington in 1968 and held various positions during his tenure, including Treasurer of Wellington Trust Company NA and President of Wellington Sales Company. He worked as a senior tax professional with Price Waterhouse & Co. from 1965 to 1968. Mr. Pazuk currently serves on the board of several privately held companies. .

L. Ali Sheikh, 58, has served as a director of Hanover since March 2006. Mr. Sheikh is President, Chief Operating Officer, and co-founder of SND Energy Company, Inc. (since 1989) and SND Energy Acquisition, L.P. (since 1996) and also serves as director and limited partner, respectively. In addition, Mr. Sheikh has served since 2000 as President, Chief Operating Officer, co-founder and member of Topcat Oilfield Services, LLC and Topcat Wells Services, LLC. Mr. Sheikh began his career as a geologist and from 1991 to 1993, was Vice President and Manager of Golden Spike Indonesia, a subsidiary of Union Pacific Resources, and from 1979 to 1989, was a Vice President of Sun Exploration and Production Company, managing various aspects of operations in the Far East, Africa, and South America.

THE HANOVER BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* THE DIRECTOR NOMINEES.

Information Regarding Corporate Governance, the Board of Directors and Committees of the Board

Governance

The Hanover board of directors has designated an Audit Committee, a Finance Committee, a Nominating and Corporate Governance Committee, and a Management Development and Compensation Committee to assist in the discharge of the board's responsibilities. Members of each committee are elected by the board at its first meeting following the annual meeting of stockholders and serve for one-year terms. The board and the committees of the board are governed by Hanover's Code of Ethics, Governance Principles and Committee Charters, which are reviewed by the board annually and are available to the public on Hanover's web site at *www.hanover-co.com* or in print by submitting a written request to Hanover Compressor Company, 12001 N. Houston Rosslyn, Houston, Texas 77086, Attention: Corporate Secretary.

Director Independence, Certain Relationships and Related Transactions

Hanover's Code of Ethics requires all employees, including its officers and non-employee directors, to avoid situations that may impact their ability to carry out their duties in an independent and objective fashion. Any circumstances that have the potential to compromise their ability to perform independently must be disclosed and approved pursuant to the policy established by the Audit Committee. This policy is made available to all employees. In addition, Hanover distributes Director and Officer Questionnaires at least annually to elicit related party information. The Questionnaire requires that responses be updated to the extent circumstances change.

Hanover has a policy on related party transactions to provide guidance and set standards for the approval and reporting of transactions between Hanover and individuals with a direct or indirect affiliation with Hanover and to ensure that those transactions are in the best interest of Hanover. Hanover's policy requires that its subsidiaries report all related party transactions to the Financial Reporting Department on a quarterly basis. Additionally, certain related party transactions must be approved by executive management or the Audit Committee. Sales to or purchases from a related party that are not on standard terms and at market rates require the prior approval of the Chief Executive Officer or the Chief Financial Officer. The Audit Committee must approve any transactions between Hanover and the Chief Executive Officer or the Chief Financial Officer.

The Nominating and Governance Committee assesses director independence each year by considering all direct or indirect business relationships between Hanover and each director (including his or her immediate family), as well as relationships with other for-profit concerns and charitable organizations. With the Nominating and Governance Committee's recommendation, the board makes a determination relating to the independence of its members, which is based on applicable laws, regulations, Hanover's Governance Principles and the rules of the New York Stock Exchange.

During the Nominating and Governance Committee's most recent review of independence, the following relationships were considered:

- The Nominating and Governance Committee reviewed the business transactions between Hanover and Encore Acquisition Company ("Encore"), a New York Stock Exchange traded company engaged in the development of onshore North American oil and natural gas reserves. Jon Brumley, a director of Hanover, is the Chairman of the Board of Encore. During the twelve months ended December 31, 2006, 2005, and 2004, Hanover recorded revenue from sales to Encore of approximately $3.5 million, $0.0 million and $0.0 million. The Nominating and Governance Committee determined that Hanover's commercial business with Encore, which falls well below 2% of either company's revenues for fiscal year 2006, was immaterial to both companies.
- Ted Collins, Jr., a director of Hanover, owns 100% of Azalea Partners, which owns approximately 15% of Energy Transfer Group, LLC, which is referred to herein as "ETG," a privately held company engaged in power generation projects. In 2006, 2005 and 2004, Hanover recorded sales of approximately $46.9 million, $25.5 million and $7.7 million, respectively, related to equipment leases and sales

to ETG. In addition, Hanover and ETG are co-owners of a power generation facility in Venezuela. Under the agreement of co-ownership, each party is responsible for its obligations as a co-owner. As manager of the facility, Hanover received revenues related to the facility and distributed to ETG its net share of the operating cash flow of $0.7 million, $0.5 million, and $0.8 million during 2006, 2005 and 2004, respectively.

- The board determined that no charitable organizations with which any member of the board or their immediate family members were affiliated during 2006 received support from Hanover.

Based on its review, the Nominating and Governance Committee has determined that the following directors are independent: I. Jon Brumley, Margaret K. Dorman, Robert R. Furgason, Victor E. Grijalva, Gordon T. Hall, William C. Pate, Peter H. Kamin, Stephen M. Pazuk and L. Ali Sheikh.

Mr. Jackson is not independent by virtue of his role as President and Chief Executive Officer of Hanover. Although Mr. Collins meets the New York Stock Exchange's specific guidelines for independence, the Nominating and Governance Committee, in its discretion, has determined that the level of commercial transactions between Hanover and ETG warranted finding Mr. Collins not independent.

Lead Independent Director and Executive Sessions of the Board

Gordon T. Hall serves as Chairman of the Board and lead independent director. Mr. Hall presides over the executive sessions of the board, which are attended by non-management directors only. Hanover's practice has been to hold an executive session at every regularly scheduled board meeting and in no event to hold an executive session less than twice per year.

Communication with the Board

Stockholders or any other interested party may communicate with the entire board of directors or any individual member of the board of directors by writing to Hanover at the following address: Hanover Compressor Company, 12001 N. Houston Rosslyn, Houston, Texas 77086, Attention: Corporate Secretary. All written inquiries will be immediately forwarded to the Chairman of the Board or to the individual member of the board to whom the communication is addressed, as appropriate.

Committees of the Board

Audit Committee

Purpose. The Audit Committee has been appointed by the board of directors to help ensure the accuracy and completeness of Hanover's financial statements; to evaluate the independence, qualifications and performance of Hanover's independent registered public accounting firm, including the approval of audit and permitted non-audit services (including fees) performed by the independent auditors; and to review with management Hanover's plan to evaluate the effectiveness of its internal control over financial reporting, Hanover's internal audit function and its disclosure controls and procedures. The Audit Committee operates under a board approved written charter, a copy of which is available as indicated in the section titled "Governance" above.

Members.

Margaret Dorman (Chair)
Gordon Hall
Stephen Pazuk
Ali Sheikh (joined the committee in May 2006)
Al Shoemaker (until his retirement in May 2006)

The board of directors has determined that each member of the Audit Committee is independent, possesses the requisite financial literacy to serve on the committee, and does not serve on the audit committee of more than two other public companies. Based on Ms. Dorman's position as Chief Financial Officer of Smith International and Mr. Hall's prior experience as an analyst with Credit Suisse First Boston, the board of directors determined that Ms. Dorman and Mr. Hall each qualify as an "audit committee financial expert" as that term is defined by the Securities and Exchange Commission. A Report of the Audit Committee is included in this joint proxy statement/prospectus at page 154.

Finance Committee

Purpose. The Finance Committee has been charged with the responsibility to assist the board of directors in its oversight of debt and equity offerings, capital management, foreign currency management and other financial matters.

Members.

During 2006	Effective January 26, 2007
Jon Brumley (joined the committee in May 2006)	Ted Collins
Ted Collins	Gordon Hall
Gordon Hall	Peter Kamin
Stephen Pazuk (Chair)	William Pate
Al Shoemaker (until his retirement in May 2006)	Stephen Pazuk (Chair)

Management Development and Compensation Committee

Purpose. The Management Development and Compensation Committee, which is referred to in this section related to the Hanover 2007 Stockholders' Meeting as the "Compensation Committee," has been appointed by the board of directors to oversee the development and implementation of Hanover's compensation philosophy and strategy with the goals of attracting the management talent required to achieve corporate objectives and linking pay and performance. The Compensation Committee operates under a board approved written charter, a copy of which is available as indicated in the section titled "— Governance" above. A report of the Compensation Committee is included in this joint proxy statement/prospectus at page 138.

Members.

During 2006	Effective January 26, 2007
Jon Brumley (Chair)	Jon Brumley (Chair)
Robert Furgason	Robert Furgason
Victor Grijalva	Victor Grijalva
Stephen Pazuk	Peter Kamin

The board of directors has determined each member of the Compensation Committee to be independent.

Nominating and Corporate Governance Committee

Purpose. The Nominating and Corporate Governance Committee, which is referred to in this section related to the Hanover 2007 Stockholders' Meeting as the "Governance Committee," has been appointed by the board of directors to identify qualified individuals to become board members, determine whether existing board members should be nominated for re-election, review the composition and compensation of the board of directors and its committees, and review and implement Hanover's Governance Principles.

Members.

During 2006	Effective January 26, 2007
Margaret Dorman	Margaret Dorman
Robert Furgason	Robert Furgason
Victor Grijalva (Chair)	Victor Grijalva (Chair)
Gordon Hall	William Pate

The board of directors has determined each member of the Governance Committee to be independent.

Attendance at Meetings

The board of directors and its committees held the following number of meetings during 2006:

Board	5
Board Action by Unanimous Written Consent	2
Audit Committee	4*
Finance Committee	7
Management Development and Compensation Committee	4
Nominating and Governance Committee	4

* Excludes quarterly telephonic conferences to review Hanover's quarterly results and earnings releases.

Hanover expects members of the board to attend all meetings. The directors (as a group) attended 98% of the aggregate number of meetings of the board and board committees on which they served during 2006. All directors standing for re-election individually attended at least 85% of the aggregate number of meetings of the board and board committees on which they served during 2006. Although attendance is mandatory only for the Chairman of the Board, directors are also encouraged to attend the annual meeting of stockholders. With the exception of Victor Grijalva, who had a conflict with another board meeting, all directors attended Hanover's annual stockholders' meeting held on May 11, 2006.

Board Evaluation

Each year the board of directors evaluates its performance and effectiveness. Each director completes an evaluation form, approved by the Governance Committee, to solicit feedback on specific aspects of the board's role, organization and meetings. The collective comments are compiled by a third party and where areas for improvement are indicated, the board establishes corrective measures.

Compensation of Directors

The Governance Committee is charged with responsibility for recommending director compensation to the full board of directors for approval. During 2006, the directors (other than John Jackson) received a cash retainer in the annual amount of $30,000 (payable in four equal quarterly installments) plus the reimbursement of expenses incurred for attendance at the meetings of the board and its committees. Through May 2006, the chair of the Audit Committee also received an annual retainer of $10,000 (payable in four equal quarterly installments) and the chairmen of the Compensation, Finance and Governance Committees each received an annual retainer of $5,000 (payable in four equal quarterly installments). The directors (other than the Chairman of the Board and John Jackson) also received $1,000 per in person meeting attended and $1,000 per telephone meeting attended. In addition to the annual $30,000 retainer paid to directors, Gordon Hall receives $120,000 per year (payable in four equal quarterly installments) for his services as Chairman of the Board. The Chairman of the Board is not paid for meeting attendance.

In July 2006, the Governance Committee reviewed benchmark material (including Hanover's peer group and a study on director compensation prepared by the National Association of Corporate Directors). Based on their review, the Governance Committee recommended and the full board of directors approved certain changes in director compensation to be more consistent with its peer group and the general industry. Committee chair retainers were increased to $15,000 per year for the Audit and Compensation Committees and $10,000 per year for the Finance and Governance Committee; in addition, the meeting fees were adjusted to $1,500 per meeting attended. In addition to changes in cash compensation, the Governance Committee eliminated stock options as a component of director compensation. Pursuant to the Governance Committee's recommendation, on July 21, 2006, each non-employee director was granted restricted stock with a market value of $105,000, based on the closing price of Hanover's common stock on the date of grant and then rounded up or down to the nearest 100 shares. On July 21, 2006, Hanover's common stock closed trading on the New York Stock Exchange at $16.25 per share (which is the grant date fair value of the awards computed in accordance with FAS 123(R)), resulting in a grant of 6,500 shares of restricted stock to each non-employee

Director Qualifications and Nominations

The Governance Committee may rely on various sources to identify director nominees. These include input from directors, management, stockholders, professional search firms and others that the Governance Committee feels are reliable.

Stockholders may propose director nominees to the Governance Committee (for consideration for election at the 2008 Annual Meeting of Stockholders) by submitting, within the time frame set forth in this joint proxy statement/prospectus on page 155, the names and supporting information (including confirmation of the nominee's willingness to serve as a director) to: Hanover Compressor Company, 12001 N. Houston Rosslyn, Houston, Texas 77086; Attention: Corporate Secretary.

Any stockholder-recommended nominee will be evaluated in the context of Hanover's director qualification standards, the existing size and composition of the board of directors and board balance interests. The Governance Committee believes that all board members should, at a minimum, possess the following qualifications: (i) the highest personal and professional ethics and integrity and outstanding judgment, skill and expertise in matters relevant to Hanover's business; (ii) competence in areas of particular importance to Hanover such as finance, accounting, international business, and relevant technical expertise; (iii) a commitment to enhancing the long-term interests of Hanover's stockholders as a whole and not biased toward the interests of any particular segment of the stockholder or employee population; and (iv) the willingness to devote sufficient time to carrying out their duties and responsibilities effectively. Board members should also be prepared to travel to personally attend meetings of the board of directors and its committees and should be ready to dedicate sufficient time to prepare in advance of such meetings to allow them to make an effective contribution to the meeting. Further, board members should ensure that they are not otherwise committed to other activities which would make a commitment to Hanover's board of directors impractical or unadvisable and should satisfy the independence, qualification and composition requirements of the board of directors and its committees, as required by law or the rules of the New York Stock Exchange, Hanover's certificate of incorporation and bylaws and Hanover's Governance Principles.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of the board of directors during the last completed fiscal year were Jon Brumley, Robert Furgason, Victor Grijalva, and Stephen Pazuk. There are no matters relating to interlocks or insider participation that Hanover is required to report.

Compensation Discussion and Analysis

This report provides additional information regarding compensation for Hanover's Chief Executive Officer and the other named executive officers listed in the Summary Compensation Table on page 139.

Compensation Philosophy and Objectives

The Compensation Committee is comprised of independent, non-employee directors and works closely with the independent members of the board of directors in the execution of its duties.

Hanover and the Compensation Committee believe that compensation programs play a vital role in attracting and retaining people with the level of expertise and experience needed to help achieve the business objectives that ultimately drive long-term success and shareholder value. Over the past several years, the Compensation Committee has been focused on building and retaining a senior and mid-level management team with the expertise necessary to return Hanover to profitability. To attract and retain an effective management team, the Compensation Committee has guided management in developing a compensation program to reward the achievement of specific annual, long-term and strategic goals and to link pay and performance consistent with Hanover's corporate values as described in P.R.I.D.E. in Performance (Hanover's guide to ethical business conduct). These values include the recognition of the importance of retaining talented employees and fostering an entrepreneurial spirit within an environment of well-reasoned risk taking to achieve consistent growth, profitability and return for Hanover's stockholders.

Elements of Compensation

Hanover's compensation programs include base salaries, annual performance-based incentives and long-term incentives for key employees and executives. In keeping with Hanover's pay for performance philosophy, more than half of the compensation earned in 2006 by Hanover's named executive officers is variable and is based on corporate level financial objectives as well as individual performance objectives. The Compensation Committee has emphasized variable pay as a component of total compensation to focus executives and key employees on Hanover's strategic goals and to encourage performance that will result in the achievement of those goals.

In addition to base salaries and annual incentive bonuses, Hanover's full time employees are provided and share in the cost of customary health and welfare benefits, and they are eligible to participate in the Hanover 401(k) Plan. Employees whose employment is terminated due to a change of control or reduction in workforce are eligible to receive severance benefits and Hanover's named executive officers and certain other key managers have been provided with change of control protection as further described below. Employees who are asked to relocate outside of their home country are provided with an expatriate compensation package, which generally includes assistance with housing, auto and education expenses and, where applicable, a cost of living adjustment. Hanover has attempted to keep perquisites to a minimum and has typically made exceptions only in circumstances where necessary to attract or retain specific talent. Information on the compensation paid to Hanover's named executive officers can be found in a tabular format in the Summary Compensation Table on page 139.

Role of Our Compensation Consultant

The chairman of the Compensation Committee, with the Committee's authorization, has entered into an agreement for Towers Perrin to act as a third-party consultant to the Compensation Committee. Towers Perrin has been directed by the Compensation Committee to (a) provide a competitive review of executive compensation in the marketplace (including data from the peer group of Hanover as selected by the Compensation Committee (and identified below under "Determining Executive Compensation"), the oilfield services industry and publicly traded companies across industries), (b) model estimated long-term incentive awards for executives, directors and other eligible employees, (c) provide an estimate of the potential cost of severance under a variety of scenarios (including a change of control), and (d) provide the Compensation Committee and management with information on how trends, new rules, regulations and laws impact executive and board compensation practice and administration. The scope of Towers Perrin's compensation review includes base salary, annual incentives, long-term incentives and total direct compensation and takes into consideration Hanover's financial plans, strategic direction, organization structure and current compensation programs. During 2006, Towers Perrin was paid $57,438 for services provided to the Compensation Committee and was paid $70,108 for services provided to Hanover's Human Resources Department. The Compensation Committee and management consider the amounts paid to Towers Perrin to be reasonable and do not believe that the services provided to Hanover's Human Resources function are of a level that would impair Towers Perrin's independence and objectivity in advising the Compensation Committee on executive compensation matters.

Role of Our Executive Officers in Compensation Decisions

All compensation awarded to Hanover's executive officers is determined by the Compensation Committee. Hanover's Chief Executive Officer meets with the Compensation Committee in executive session to review the performance of each executive officer and to provide a compensation recommendation for each executive officer (including himself) based on the factors described below under "Determining Executive Compensation." While the Compensation Committee takes this recommendation under advisement, the Compensation Committee has full discretion in determining the level of compensation awarded to each executive officer. In determining the compensation of Hanover's Chief Executive Officer, the Compensation Committee discusses with the Chief Executive Officer the original performance goals set at the beginning of the year and the actual results achieved as compared to those goals. The Compensation Committee then concludes its performance review in executive session with no members of management present and makes a recommendation to the independent members of the full board of directors.

Annual and long-term corporate performance goals are recommended by Hanover's Chief Executive Officer to the Compensation Committee. The corporate performance goals are applicable to, and the same for, all executive officers, including the Chief Executive Officer. While the Compensation Committee takes the recommendation of Hanover's Chief Executive Officer under advisement, the Compensation Committee exercises its discretion in setting the corporate performance goals and strives to identify performance measures that directly impact stockholder value and provide challenging goals for executive officers and other members of management. The Compensation Committee determined that the annual and long-term performance goals recommended by the Chief Executive Officer for 2006 were reasonably challenging at target levels and aggressive at maximum levels and that such objectives would encourage performance by Hanover's executives that is designed to positively impact both short- and long-term stockholder value. The Compensation Committee forwards its conclusion regarding corporate performance goals to the independent members of the board of directors for review and approval.

Hanover's Chief Executive Officer presents his own individual annual performance goals to the chair of the Compensation Committee and the Chairman of the Board for discussion, which proposal undergoes adjustment based on discussions between the Chairman of the Board, the chair of the Compensation Committee and the Chief Executive Officer in order to satisfy the respective chairmen's views that the individual annual performance goals are both challenging and appropriately address Hanover's strategic objectives. The individual annual performance goals are provided to the Compensation Committee for consideration and then referred to the independent members of the board for final review and approval. In 2006, the board determined that a greater portion of the Chief Executive Officer's compensation should be based on performance, particularly corporate performance.

Once the Chief Executive Officer's individual performance goals are finalized, the Chief Executive Officer works with each of his direct reporting officers to set their individual annual performance goals and ensure that they directly contribute to Hanover's annual and long-term corporate performance goals. The individual performance goals are different for each of Hanover's named executive officers and specifically relate to each individual's area of responsibility and may be both quantitative and qualitative. The individual annual performance goals of each executive officer are designed to (1) support the individual annual performance goals of the Chief Executive Officer and (2) contribute to the achievement of the corporate performance goals generally. Each individual performance goal for the named executive officers other than the Chief Executive Officer are individually tailored to target each individual's area of responsibility and specific areas for operational, financial, and procedural improvements. Each goal is given a weighting at the time the goal is established. With respect to qualitative measures, the individual's performance is subject to a discretionary evaluation by the Chief Executive Officer, Compensation Committee and independent members of the board of directors.

Hanover's annual corporate financial performance goals and each executive's personal performance goals are determined at the beginning of each year. The long-term corporate performance targets have historically been determined in July of each year, with the three year performance period beginning on July 1. Annual and long-term corporate performance goals are made known to Hanover's employees and executive officers shortly after their determination and progress made toward those goals is communicated to Hanover's employees at regular intervals.

Determining Executive Compensation

In considering the appropriate levels of compensation, the Compensation Committee engages in a discretionary review of total compensation and uses as a reference published compensation surveys, information obtained from Towers Perrin, and compensation data contained in the proxy statements for companies which the Compensation Committee has identified as its peers in the oilfield services industry. Six companies have been selected by the Compensation Committee as oilfield services industry peers based on a range of revenue, market capitalization, number of employees, product offerings, and international markets. The

Compensation Committee selected the following oilfield services companies based on their overall profile: Cameron International Corporation, Grant Prideco Inc., Hydril Co., Natco Group Inc., National Oilwell Varco Inc. and Universal. At year end 2006, Hanover ranked between the 25th and 75th percentile of these companies in terms of revenue, total employees and market capitalization. While the Compensation Committee considers peer group information in their decision-making process, particularly from a competitive and retention aspect, corporate and individual performance is the primary factor in determining the compensation of Hanover's executive officers.

During 2006, the Compensation Committee considered each executive officer's current and historic total compensation, which included a three year look-back at base salary, short-term incentive pay and the value of long-term incentives. In its review, the Compensation Committee focused on each executive officer's performance and scope of responsibilities, Hanover's strategic initiatives and such individual's contribution in that regard, his or her future potential, experience, internal equity considerations with regard to compensation, and competitive market pay levels relative to the oilfield services market generally and Hanover's peer group. In addition, the Compensation Committee completed an analysis to consider whether the type and amount of awards under Hanover's long-term incentive programs served to aid in the retention of executives and key employees. Based on this review, the Compensation Committee adjusted the mix of awards to eliminate stock options in favor of restricted stock as described under "— Long-Term Incentive Compensation" below. The variable pay components at target payout levels are generally set to be competitive within the marketplace. Except for the changes to compensation made in consideration of significant changes in responsibilities as described in "— Base Salaries" below, the Compensation Committee concluded that all elements of 2006 compensation for its executive officers was generally in line with the market.

Each of the compensation components provided to executive officers and key employees is further described below.

Base Salaries

The Compensation Committee has determined that base pay generally should be set at the median of the oilfield services industry and general industry in order to attract and retain sufficient talent. Mr. Beckelman, who assumed the role of Chief Financial Officer in January 2005, received a significant increase in base salary during 2006 based on his performance, job responsibilities, and market pay levels for individuals similarly positioned. Messrs. Matusek and Mckay also received significant increases in base salary during 2006 to reflect their increased responsibility for Western and Eastern Hemisphere operations, respectively. The base salary of the Chief Executive Officer is discussed in more detail below.

Annual Performance-Based Incentive Compensation

Hanover has adopted an annual incentive program that is structured to provide cash incentives to certain salaried employees based on the achievement of corporate and individual performance goals. It is the belief of management and the Compensation Committee that the annual incentive plan provides for short-term, manageable corporate and individual goals that will ultimately help Hanover realize its long-term performance and strategic goals. Under this program, the cash bonus opportunity for eligible employees is established as a percentage of each participant's base salary earned for the year (excluding commissions). An employee's base salary for the year is multiplied by a bonus percentage to determine the amount of an employee's cash bonus opportunity. The bonus percentage varies based upon each employee's position and job duties and is determined through market research provided by Hanover's outside compensation consultant. The bonus percentage for Hanover's named executive officers for 2006 ranged from 40% to 100% of base salary and was approved by the Compensation Committee. The cash bonus opportunity is then multiplied by a percentage based upon the results achieved with respect to corporate and individual performance goals that had previously been set. As indicated in the chart below, the Compensation Committee gave equal weight to corporate and individual performance. A pro rated percentage is multiplied by the applicable portion of the cash bonus opportunity if a corporate performance goal is achieved at a level that is greater than the target level and less than the maximum level or at a level that is less than the target level and greater than the threshold level. The maximum payout that could be earned under the 2006 annual incentive program was 150% of the cash bonus opportunity amount. However, based upon a review of market data, the Compensation Committee determined to adjust the maximum payout under the 2007 annual incentive program to 200%, which is competitive with Hanover's peers and the oilfield services market. For 2006, annual incentive compensation was based on the following:

Annual Performance Goals — 2006

Performance Measure	Weight of Measure	Performance Level	Performance Goals	Payout as a Percentage of Cash Bonus Opportunity
Corporate Performance Goals	50%			
EBITDA — earnings before interest, tax, depreciation and amortization		Below Threshold	—	0%
		Threshold	$330 million	7.5%
		Target	$365 million	15.0%
		Maximum	$400 million	22.5%
ROCE — return on capital employed		Below Threshold	—	0%
		Threshold	6.20%	7.5%
		Target	7.80%	15.0%
		Maximum	9.30%	22.5%
EPS — earnings per share		Below Threshold	—	0%
		Threshold	$0.10	10.0%
		Target	$0.23	20.0%
		Maximum	$0.35	30.0%
Individual Performance Goals Tailored to each individual's responsibilities to reflect operational, strategic and financial objectives established as part of the annual planning process	50%			

The weighting described in the table above puts equal emphasis on corporate and individual performance and the associated payout under the annual incentive performance program. This is based on the Compensation Committee's belief that corporate performance demonstrates the results of a collective effort and helps ensure cooperation and teamwork, and that individual performance should carry equal weight as it generates a healthy competitive environment and provides a degree of motivation that may not exist under corporate performance measures.

To illustrate how the payout is calculated, in the following example,

- As indicated in the table above, the maximum payout if corporate and individual performance are both achieved at maximum, was 150% of the cash bonus opportunity amount, with half attributable to corporate performance and half attributable to individual performance;

- A participant in the program has a base salary of $200,000;

- It has been determined that 40% ($80,000) of such individual's base salary is the cash bonus opportunity at target performance;

- Hanover's corporate goals (50% of the total bonus payable) were achieved at maximum performance (150%);

- The participant met his individual goals (50% of the total bonus payable) at target performance (100%).

- This is calculated as follows:

  $200,000 (base salary) x .40 (bonus percentage) = $80,000 (cash bonus opportunity at target performance)

  $80,000 / 2 = $40,000 x 150% (corporate performance achieved at maximum) = $60,000

  $80,000 / 2 = $40,000 x 100% (individual performance achieved at target) = $40,000

  $60,000 (bonus attributable to corporate performance) + $40,000 (bonus attributable to individual performance) = $100,000 (total bonus earned)

The Compensation Committee regularly monitors developments at Hanover over the course of the year and determines whether or not it is necessary to adjust the means of calculating results achieved under the annual incentive program. During 2006, the Compensation Committee and the independent members of the board of directors approved adjustments to EBITDA, ROCE and EPS for purposes of calculating the 2006 annual performance-based incentive compensation. The adjustments were intended to rationalize performance by excluding events which were considered significant and non-recurring, including, but not limited to, gains associated with the sale of assets and the impact of early debt extinguishment charges. Taken in the aggregate, these adjustments resulted in the *deduction* of approximately $29 million of net earnings in 2006 when calculating performance achieved under the annual incentive goals for EBITDA, ROCE and EPS. If these earnings had not been deducted, the performance level achieved on the 2006 corporate performance goals would have been at 150%, the maximum. With the adjustments noted above, the performance level achieved on the 2006 corporate performance goals was reduced to 136.5% of target, which was based on the following adjusted results:

- EBITDA — $384.5 million
- ROCE — 8.63%
- EPS — $0.56

The portion of annual incentive awards attributable to individual performance goals varied according to the individual results achieved by each executive. Each of Hanover's named executive officers for the twelve months ended December 31, 2006, received the following payments in March 2007 under the 2006 annual incentive program. These awards are also reflected in column (g) of the Summary Compensation Table on page 139.

Name	2006 Annual Performance-Based Incentive Compensation
John E. Jackson	$800,000
Lee E. Beckelman	$200,000
Brian A. Matusek	$215,000
Norman A. Mckay	$215,000
Steven W. Muck	$170,000
Gary M. Wilson	$215,000

Long-Term Incentive Compensation

The Compensation Committee and management believe that Hanover's executive officers and other key employees should have an ongoing stake in the success of Hanover and that these individuals should have a meaningful portion of their total compensation tied to the achievement of Hanover's strategic objectives and long-term financial and operational performance.

Under Hanover's current cash and stock incentive plans, the Compensation Committee has the authority to provide long-term incentives to executive officers and other key employees through the award of cash, stock options, restricted stock, restricted stock units, stock appreciation rights and performance-based awards, which base salary of $540,000 through 2005 and an annual target bonus of 100% of base salary, the actual payout of which is adjusted based upon corporate and personal performance compared with agreed upon objectives. The Compensation Committee met with the independent members of the board of directors in executive session and applied the philosophy and methodology described earlier in this report to determine Mr. Jackson's 2006 compensation. The Compensation Committee considered Mr. Jackson's three-year compensation history, including the value of LTI Awards, Hanover's short-term and long-term goals and objectives for financial growth, the return of Hanover to a positive earnings position, and other key goals of a non-financial nature. Mr. Jackson's 2006 compensation includes the following:

Base Salary. In reviewing Mr. Jackson's base compensation in 2006, the Compensation Committee considered Hanover's exceptional performance under Mr. Jackson's leadership and the fact that Mr. Jackson had not received an increase in base salary since becoming President and Chief Executive Officer in 2004. The Compensation Committee chose to increase his annual base salary by 4.6% to $565,000. The Compensation Committee further determined that it was in the best interest of both Hanover and Mr. Jackson to place more emphasis on and increase the long-term and performance-based components of his compensation.

Annual Performance-Based Incentive Compensation. Based on Hanover's performance with respect to the measures described under the "— Determining Executive Compensation — Annual Performance-Based Incentive Compensation" section above and personal goals approved by the Compensation Committee, Mr. Jackson received annual performance-based incentive compensation of $800,000 for 2006. This award represents 145% of target and was determined as follows:

- Performance on corporate goals for EBITDA, ROCE and EPS comprised 50% of Mr. Jackson's total annual incentive award (see "Annual Performance Goals — 2006" on page 128). Taken together, the corporate goals for 2006 were achieved at 136.5% of target.

- Performance on personal goals comprised the remaining 50% of Mr. Jackson's total annual incentive award. The Compensation Committee determined, with concurrence from the independent members of the board of directors, that Mr. Jackson achieved his personal goals at 150% of target. The following were Mr. Jackson's individual performance goals for 2006, all of which were achieved at or, where indicated, above the original goal:

  - Reduce selling, general and administrative expenses to 12.7% of revenue and other income in 2006 as compared to 13.3% in 2005 (selling, general and administrative expenses were reduced to 12.2% of revenue and other income in 2006);

  - Improve average margins for new installations (average margins were improved to within 3% of quoted margins);

  - Reduce Hanover's total recordable incident rate, or "TRIR," and serious incident rate, or "STIR," by 10% (this goal was exceeded with a total reduction during 2006 of over 20%);

  - Institutionalize Hanover's Trade Control Practices through new policies, procedures and management training (a manager of Trade Control was hired, formal policies have been implemented, and management undergoes routine training on Hanover's policies and procedures);

  - Complete site visits to all international Geographical Business Units and meet with at least six international clients (Mr. Jackson traveled extensively during 2006 and exceeded this goal);

  - Engage in employee development activities and strengthen mid-level management through training and strategic hiring (Hanover has developed new training programs, piloted the Service Excellence Program designed to improve field operations and reduce turnover, and made a number of mid-level strategic hires and promotions over the past year in human resources, risk services, project management, manufacturing and international operations);

  - Analyze strategic options available to Hanover (this goal was satisfied by a number of discussions with the board of directors related, among other things, to potential mergers and acquisitions, asset sales or purchases, and the formation of an MLP); and

- Develop Hanover's Eastern Hemisphere oil and gas fabrication capabilities (the Dubai fabrication facility was completed by year end 2006 with orders booked).

Although the Compensation Committee and board may exercise discretion in determining the size of Mr. Jackson's annual performance-based incentive award, the majority of his goals, both corporate and individual, were quantitative, and the independent members of the board based their conclusion on the actual results obtained. In the case of qualitative measures, the Chairman of the Board evaluated Mr. Jackson's performance based on the original goal and Hanover's strategic objectives. The Chairman of the Board provided his assessment to the Compensation Committee and independent members of the board, discussed the results in executive session and made a determination as to whether such results met or exceeded the board's expectations in that regard.

Long-Term Incentive Award. As indicated above, the Compensation Committee considered it in the best interest of both Hanover and Mr. Jackson to emphasize long-term incentives as a key component of Mr. Jackson's total compensation. To recognize the importance of Mr. Jackson's role in maintaining Hanover's return to profitability (achieved in the first quarter of 2006), the Compensation Committee recommended and the independent members of the board of directors approved on July 21, 2006, the following LTI Award for Mr. Jackson:

- A grant of 61,500 shares of restricted stock, which represents 50% of Mr. Jackson's total 2006 LTI Award. The restricted stock is subject to vesting at the rate of one-third per year on each anniversary from the date of grant over a period of three years.

- A performance-based restricted stock award consisting of 61,500 shares if earned at target (or 123,000 shares if earned at maximum), which represents 50% of Mr. Jackson's 2006 LTI Award. The performance-based award cliff vests at the end of a three-year performance period pursuant to the achievement of a pre-determined corporate objective with a payout that could range between 0 and 200% of target. The performance measure recommended by the Compensation Committee and approved by the Board of Directors is based upon Hanover's average ROCE over the performance period as described under "— Long-Term Incentive Compensation" above.

The size and type of awards provided to Mr. Jackson, taken together with the other elements of his compensation, were determined by the Compensation Committee to be appropriate and were designed to encourage the achievement of improved operating results and growth in stockholder value, to aid in retention and to ensure a greater ownership stake in Hanover, thereby further aligning Mr. Jackson's interests with those of Hanover's stockholders.

Executive Compensation Decisions During 2007

Base Salaries

The Compensation Committee approved an aggregate budget and payout range for increases in base pay for all employees and, in March 2007, approved the specific increases in base pay for Hanover's named executive officers. In setting 2007 base salaries for these individuals, the Compensation Committee employed the same consideration and process used to evaluate 2006 increases in base pay as described under "— Determining Executive Compensation" above. The base salary increases approved by the Compensation Committee are as follows:

Name	Previous Base Salary	Amount of Annual Increase	Percentage Increase	New Base Salary
John E. Jackson	$565,000	$35,000	6%	$600,000
Lee E. Beckelman	$300,000	$30,000	10%	$330,000
Brian A. Matusek	$310,000	$30,000	10%	$340,000
Norman A. Mckay	$310,000	$30,000	10%	$340,000
Steven W. Muck	$250,000	$20,000	8%	$270,000
Gary M. Wilson	$310,000	$25,000	8%	$335,000

payable to officers and other employees in cash upon consummation of the mergers. The Supplemental Performance Bonus for employees who received cash awards under the 2005 LTI Program and were salary grades 38 and above at the time of grant (generally director level managers and above), will receive an amount that, taken together with the 100% target payout that will vest upon consummation of the mergers, will be the equivalent of Hanover obtaining a 150% performance level under the 2005 LTI Program. The Supplemental Performance Bonus for employees who received cash awards under the 2005 LTI Program and were salary grades 37 and below at the time of grant, will receive an amount that, taken together with the 100% target payout that will vest upon consummation of the mergers, will be the equivalent of Hanover obtaining a 200% performance level under the 2005 LTI Program.

The estimated Supplemental Performance Bonus for each of Hanover's named executive officers, payable only upon consummation of the mergers, will be as follows:

Officer	Estimated Supplemental Performance Bonus
John E. Jackson	$390,000
Lee E. Beckelman	$ 90,000
Brian A. Matusek	$ 90,000
Norman A. Mckay	$ 70,000
Steven W. Muck	$ 70,000
Gary M. Wilson	$ 70,000

On May 8, 2007, the Compensation Committee and board of directors adopted a new severance plan in connection with the mergers as described under "The Mergers — Workforce and Employee Benefit Matters — Employee Severance Plans." The plan provides for salary and benefit continuation in the event of termination without cause within six months of the effective date of the mergers. All employees of Hanover and its designated subsidiaries are participants in the plan with the exception of any employee with a change of control arrangement; therefore, none of Hanover's named executive officers are participants in the Severance Plan.

Severance and Change of Control Arrangements

Hanover has an existing severance plan that covers regular full time employees whose employment is terminated without cause due to redundancy of personnel, a reorganization or a reduction in workforce. This severance plan will be superceded by the new Severance Plan described above in the event the mergers are consummated. In addition, in the event of a change of control, Hanover will accelerate for all employees Hanover's match in the Hanover 401(k) Plan and the vesting of long-term incentives, granted prior to the announcement of a change of control, under the terms of the respective incentive plans.

In addition, Hanover has entered into a Change of Control Agreement, each of which is referred to in this section related to the Hanover 2007 Stockholders' Meeting as a "COC Agreement," with each of Hanover's named executive officers and five additional key members of management. These agreements provide for continued employment of the manager for a period of time following a qualifying change of control and are designed to ensure continuity of management in the event of a change of control, consistent with the best interests of stockholders. The Compensation Committee also considers the COC Agreements a customary part of executive compensation and, therefore, an aid in attracting and retaining executive talent.

In determining the level of change of control protection that would be provided to key officers, the Compensation Committee considered the array of features commonly provided, reviewed change of control protection offered by peer companies, and evaluated which key officers would be involved in the evaluation of a transaction that could result in a change of control and would be considered critical for management continuity in such event. The Compensation Committee generally concluded that the following provisions were consistent with the Compensation Committee's compensation philosophy and were in the interest of Hanover's stockholders: (a) each COC Agreement must be affirmatively renewed each year by the Compensation

Committee; (b) none of the COC Agreements would provide for the payment of more than three times an executive's annual salary and target bonus; (c) the agreements would require a "double trigger" (a consummated Change of Control and a "qualifying termination" of employment, as defined in the COC Agreement, within one year following a Change of Control) to result in any payments under the agreements; and (d) none of the agreements would provide for tax gross up payments. The Compensation Committee recognized that tax gross up payments are commonly provided for in COC Agreements, but concluded that the cost to Hanover was excessive relative to the value to the employee. The COC Agreements provide for a carve back of Change of Control payments if such a reduction will result in a higher net, after-tax benefit to the executive. If necessary, the Compensation Committee and board of directors may, in its discretion consider other means of mitigating any unintended and inequitable consequence of related excise taxes in connection with compensation that is associated with a change of control.

The COC Agreements generally provide that if the executive is terminated within 12 months after an actual change of control occurs, or if during that period the manager terminates his employment for "good reason," as defined in the agreements, he or she would be entitled to a payment equal to a multiple ranging from one to three times the executive's annual base salary and target bonus and would be provided health and welfare benefits for a period not to exceed 18 months. Mr. Jackson has been provided an agreement that, in addition to change of control protection, provides for a severance payment equal to his annual salary and target bonus if Hanover terminates Mr. Jackson without cause or Mr. Jackson terminates his employment for "good reason" at any time other than the 12 months following a change of control.

A more specific description of the terms of COC and Severance Agreements provided to Hanover's named executive officers along with an illustration of the estimated payouts in connection with such agreements (assuming a change of control and "qualifying termination" was effected at year-end 2006) can be found in this joint proxy statement/prospectus beginning on page 72.

Stock Ownership Guidelines

The Compensation Committee and the board of directors believe that it is important for Hanover's executives to build and maintain an equity stake in Hanover to align the executive's interest with those of Hanover's stockholders. Our policy on insider trading prohibits the trading of Hanover securities on margin. Hanover's executive officers and other employees who are deemed to be "insiders" are allowed to trade in Hanover securities through the use of Rule 10b5-1 trading plans and a captive broker.

Hanover's ownership policy for executives covers stock options and restricted stock/units awarded subsequent to March 2004 and requires executives to adhere to the following stock ownership guidelines:

- Chief Executive Officer and Chief Financial Officer — 50% of the net shares acquired (after taking into account the sale of shares to cover the option exercise price and/or to pay taxes) must be held for a period of three years following an option exercise or vesting of restricted stock awards.
- Section 16 officers and direct reports to the Chief Executive Officer — 33% of the net shares acquired (after taking into account the sale of shares to cover the option exercise price and/or to pay taxes) must be held for one year following an option exercise or vesting of restricted stock awards.

In addition, stock ownership guidelines have been adopted for the Hanover board of directors. Directors are required to retain all restricted stock (except for sales to provide for the payment of taxes due upon vesting) until his or her service as a director concludes.

Limitation of Tax Deduction for Executive Compensation

Under Section 162(m) of the Internal Revenue Code, publicly traded companies may not receive a tax deduction on non-performance-based compensation to executive officers in excess of $1 million. We believe the performance-based restricted stock awards made in 2004, the cash performance award made in 2005, and the performance-based restricted stock award made in 2006 under Hanover's long-term incentive plans qualify as performance-based pay. No specific actions have been taken with regard to annual cash bonus compensation to comply with Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Hanover board of directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus.

Submitted by the Management Development and Compensation Committee of the Board of Directors

I. Jon Brumley, Chair
Robert R. Furgason
Victor E. Grijalva
Peter H. Kamin

Information Regarding Executive Compensation

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid by Hanover to all persons who held the position of Chief Executive Officer, Chief Financial Officer and Hanover's four other most highly compensated executive officers during 2006, which are collectively referred to in this section related to the Hanover 2007 Stockholders' Meeting as the "Named Executive Officers."

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
John E. Jackson(3) *President and Chief Executive Officer*	2006	552,019	0	1,279,170	142,785	1,320,000	0	14,311	3,308,285
Lee E. Beckelman(4) *Senior Vice President — Chief Financial Officer*	2006	274,039	0	231,790	39,758	320,000	0	8,368	873,955
Brian A. Matusek(5) *Senior Vice President — Western Hemisphere*	2006	291,827	0	289,633	35,027	335,000	0	6,505	957,992
Norman A. Mckay(6) *Senior Vice President — Eastern Hemisphere*	2006	291,827	8,400	124,908	22,017	308,333	0	76,233	831,718
Steven W. Muck(7) *Vice President — Human Resources and HSE*	2006	237,019	0	254,422	51,816	263,333	0	8,368	814,958
Gary M. Wilson(8) *Senior Vice President, General Counsel & Secretary*	2006	302,212	0	257,970	36,465	308,333	0	99,506	1,004,486

(1) The value of restricted stock and option awards are based on the dollar amount expensed for financial statement reporting purposes for the twelve months ended December 31, 2006, in accordance with FAS 123(R) (other than estimated forfeitures, which are not considered in the above table), and includes amounts attributable to vesting of awards granted each year from 2002 through 2006. Assumptions used in the calculation of these amounts are included in the footnotes to the financials statements included in Hanover's Annual Report on Form 10-K for the twelve months ended December 31, 2006. The actual value of restricted stock ultimately realized by each executive will vary based on fluctuations in the market price of Hanover's common stock. If Hanover declares a dividend on shares of its common stock, holders of Hanover's restricted stock will be entitled to receive dividends in an amount per share equal to those received by holders of Hanover's common stock, without regard to whether the shares of restricted stock have vested.

(2) This amount includes (i) a cash award paid in March 2007 under Hanover's 2006 annual performance-based incentive program (the "Hanover 2006 Incentive Program") and (ii) the amount accrued during 2006 pursuant to a cash performance-based award under the Hanover 2005 Long-Term Incentive Program (the "Hanover 2005 LTI Program") as follows:

Named Executive Officer	Cash Payment Under 2006 Incentive Program	Accrual Under 2005 LTI Program
John E. Jackson	$800,000	$520,000
Lee E. Beckelman	200,000	120,000
Brian A. Matusek	215,000	120,000
Norman A. Mckay	215,000	93,333
Steven W. Muck	170,000	93,333
Gary M. Wilson	215,000	93,333

The conclusion of the Hanover 2005 LTI Program's three-year performance period is July 2008, and the final amount of the award will be based on the achievement of corporate performance targets which will not be determined until the conclusion of the performance period.

(3) The amount set forth under "All Other Compensation" for 2006 includes (i) $13,443 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants) and (ii) $868 in premiums paid by Hanover for group term life and accidental death and disability insurance.

(4) The amount set forth under "All Other Compensation" for 2006 includes (i) $7,500 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants) and (ii) $868 in premiums paid by Hanover for group term life and accidental death and disability insurance.

(5) The amount set forth under "All Other Compensation" for 2006 includes (i) $5,637 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants) and (ii) $868 in premiums paid by Hanover for group term life and accidental death and disability insurance.

(6) The amount set forth under "All Other Compensation" for 2006 includes (i) $4,935 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants), (ii) $3,018 in premiums paid by Hanover for group term life and accidental death and disability insurance, (iii) $4,511 auto allowance, (iv) $29,405 housing allowance, (v) $3,948 utilities, (vi) $10,000 relocation expense; (vii) $16,683 education allowance, (viii) $2,635 travel allowance and (ixi) $1,098 for club dues. Reimbursements for auto, housing, utilities education allowance, travel allowance and club dues reflect currency exchange rate adjustments from Arab Emirates dirham (AED) to U.S. dollars. The exchange rate is provided by Oanda.com and is based on the average exchange rate during 2006 of 3.67 U.S. dollars for each AED.

(7) The amount set forth under "All Other Compensation" for 2006 includes (i) $7,500 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants) and (ii) $868 in premiums paid by Hanover for group term life and accidental death and disability insurance.

(8) The amount set forth under "All Other Compensation" for 2006 includes (i) $7,500 company match in the Hanover 401(k) Plan (subject to vesting requirements applicable to all participants, (ii) premiums paid by Hanover for group term life and accidental death and disability insurance in the amount of $868, (ii) reimbursement of children's overseas tuition expense in the amount of $67,293 which includes a gross up amount of $19,277 and (iii) personal travel reimbursement in the amount of $23,845 which includes a gross up amount of $6,307. Tuition and travel expenses are grossed up to a maximum tax rate of 33% and also reflect currency exchange rate adjustments from Great Britain pounds to U.S. dollars. The exchange rate is provided by a U.K. bank and is based upon the rate in effect on the date services were invoiced.

There were no forfeitures of stock options or restricted stock by the Named Executive Officers of Hanover during 2006.

Grants Of Plan-Based Awards

The following table sets forth certain information with respect to time-vested and performance-based restricted stock granted during the twelve months ended December 31, 2006, to each of Hanover's Named Executive Officers under the 2006 Long-Term Incentive Program (the "2006 LTI Program").

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards(3)
Name (a)	Grant Date (b)	Threshold (c)	Target (d)	Maximum (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(#)(2) (i)	(#) (j)	($/SH) (k)	(j)
John E. Jackson	7/21/2006				30,750	61,500	123,000				$ 999,375
	7/21/2006							61,500			999,375
											$1,998,750
Lee E. Beckelman	7/21/2006				7,700	15,400	30,800				$ 250,250
	7/21/2006							15,400			250,250
											$ 500,500
Brian A. Matusek	7/21/2006				7,700	15,400	30,800				$ 250,250
	7/21/2006							15,400			250,250
											$ 500,500
Norman A. Mckay	7/21/2006				7,700	15,400	30,800				$ 250,250
	7/21/2006							15,400			250,250
											$ 500,500
Steven W. Muck	7/21/2006				6,150	12,300	24,600				$ 199,875
	7/21/2006							12,300			199,875
	7/28/2006							15,000			284,400
											$ 684,150
Gary M. Wilson	7/21/2006				6,550	13,100	26,200				$ 212,875
	7/21/2006							13,100			212,875
											$ 425,750

(1) During 2006, the Compensation Committee recommended and the independent members of the board of directors approved as the long-term incentive performance measure the average return on capital employed ("ROCE") achieved over the three-year performance period commencing in July 2006. ROCE is calculated as (1) earnings before interest and taxes ("EBIT"), divided by (2) the sum of short-term debt, current maturities of long-term debt, long-term debt, minority interest, stockholders' equity, less cash. The method used in calculating ROCE for the three-year performance period computes the average annualized EBIT over the entire period and divides it by the average capital employed. The chart on page 128 sets forth the performance measures for ROCE and the associated payout at threshold, target and maximum levels. The actual payout will range from 0% to 200% of the performance-based restricted stock that would have been earned at target performance. The performance-based restricted stock is subject to cliff-vesting at the end of a three-year performance period, which is June 30, 2009. In the event of a change of control, the vesting of performance-based restricted stock will be accelerated and such awards will be payable at maximum.

(2) Restricted stock awards were granted on July 21, 2006 and vest on each anniversary date of grant at the rate of one-third per year over a three-year period. In the event of a change of control, the vesting of restricted stock awards will be accelerated. If Hanover declares a dividend on shares of the common stock, holders of restricted stock will be entitled to receive such dividends whether or not such shares of restricted stock have vested.

(3) The value of restricted stock awards is based on FAS 123(R) with performance-based restricted stock valued at target payout. The July 28, 2006 award to Mr. Muck was valued at $18.96 per share, the New York Stock Exchange closing price on the grant date; all other awards, granted on July 21, 2006, were valued at $16.25 per share on the date of grant.

Outstanding Equity Awards At Fiscal Year-End

The following table provides the value of all unexercised stock options and unvested restricted stock held by the Named Executive Officers as of December 31, 2006. The 2005 performance-based cash award granted under the Hanover 2005 LTI Program, which cliff vests in July 2008 at the conclusion of a three year performance period, is not included in this table; however, the 2006 accrual for this cash award is included in column (g) of the Summary Compensation Table on page 139.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
John E. Jackson	50,000			$13.98	1/22/2012	157,614	$2,977,328	26,125(4)	$ 493,501
	50,000			$14.55	5/14/2012			123,000(5)	$2,323,470
	40,000			$ 9.81	12/10/2012				
	28,432	9,478(2)		$11.43	7/16/2013				
	10,000	20,000(3)		$11.98	7/8/2015				
Lee E. Beckelman	5,000			$11.53	12/2/2012	33,422	$ 631,342	5,938(4)	$ 112,169
	2,651	884(2)		$11.43	7/16/2013			30,800(5)	$ 581,812
	5,667	11,333(3)		$11.98	7/8/2015				
Brian A. Matusek	4,216	1,406(2)		$10.00	10/22/2013	32,994	$ 623,257	8,125(4)	$ 153,481
	5,667	11,333(3)		$11.98	7/8/2015			30,800(5)	$ 581,812
Norman A. Mckay	4,334	8,666(3)		$11.98	7/8/2015	28,066	$ 530,167	30,800(5)	$ 581,812
Steven W. Muck	5,456			$14.55	5/14/2012	38,010	$ 718,009	10,000(4)	$ 188,900
	10,000			$10.20	11/8/2012			24,600(5)	$ 464,694
	8,123	2,708(2)		$11.43	7/16/2013				
	4,334	8,666(3)		$11.98	7/8/2015				
Gary M. Wilson	5,622	5,622(2)		$10.38	5/20/2014	27,478	$ 519,059	15,000(4)	$ 283,350
	4,334	8,666(3)		$11.98	7/8/2015			26,200(5)	$ 494,918

(1) Stock awards are valued as of the New York Stock Exchange closing price on December 29, 2006, which was $18.89.

(2) Stock options vest on each anniversary date of grant at the rate of 25% per year over a four-year period and have a term of ten years following the date of grant. In the event of a change of control, the vesting of stock options will be accelerated.

(3) Stock options vest on each anniversary date of grant at the rate of one-third per year over a three-year period and have a term of ten years following the date of grant. In the event of a change of control, the vesting of stock options will be accelerated.

(4) The performance-based restricted stock awards are reflected at a maximum payout of 125% of the target award based on performance as of December 31, 2006, relative to the following performance measures:

(a) cash flow from operations and (b) utilization. This three-year performance-based award was granted in July 2004 and will cliff vest in September 2007. In the event of a change of control, the vesting of performance-based restricted stock will be accelerated and such awards will be payable at maximum.

(5) The performance-based restricted stock awards are reflected at a maximum payout of 200% of the target award based on performance as of December 31, 2006, relative to the following performance measure: return on capital employed. This three-year performance-based award was granted in July 2006 and will cliff vest in July 2009. In the event of a change of control, the vesting of performance-based restricted stock will be accelerated and such awards will be payable at maximum.

Options Exercised and Stock Vested

The following table includes certain information with respect to the vesting of restricted stock granted to Hanover's Named Executive Officers during the twelve months ended December 31, 2006. None of the Named Executive Officers exercised stock options during 2006.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(1) (e)
John E. Jackson			63,447	$1,099,223.10
Lee E. Beckelman			9,190	$ 157,212.10
Brian A. Matusek			13,761	$ 234,801.21
Norman A. Mckay			3,334	$ 59,211.84
Steven W. Muck			7,934	$ 140,003.60
Gary M. Wilson			9,189	$ 158,476.64

(1) The value realized from the vesting of restricted stock awards was equal to the New York Stock Exchange closing price of Hanover's common stock on the date of vesting multiplied by the number of vesting shares.

Additional Arrangements with Management

Hanover has entered into employment agreements with the following Named Executive Officers:

Gary M. Wilson. The Hanover board of directors authorized Hanover to enter into an agreement that provides for an education allowance for Mr. Wilson's children and an allowance for Mr. Wilson's family to travel at full economy return rates between the United Kingdom and the United States. These allowances are grossed up to a maximum rate of approximately 33% (subject to annual review) and are also subject to currency exchange rate adjustments. The value of these benefits during 2006 is provided in the Summary Compensation Table on page 139.

Norman A. Mckay. The Hanover board of directors authorized Hanover to enter into an agreement dated March 31, 2005 (effective May 16, 2005), that provides for an international benefits package covering housing, schooling, auto, travel, medical and other benefits. The value of these benefits during 2006 is provided in the Summary Compensation Table on page 139.

Potential Payments upon Termination or Change of Control

Hanover has entered into a COC Agreement with each of its Named Executive Officers and five additional key members of management. Certain terms used in the COC Agreements and referenced in the information below have the following meanings:

- "Good reason" includes but is not limited to, (a) a permanent change in the executive's title; (b) a permanent change in the executive's duties or responsibilities which are materially inconsistent with his or her title, but excluding any such change that is in conjunction with and consistent with a promotion; (c) a reduction in the executive's base salary; (d) a reduction in the executive's eligible annual target bonus percentage; or (e) a material reduction in the executive's employee benefits if materially less than the benefits received by Hanover's other comparable employees.

- "Cause" includes but is not limited to (a) the commission by the executive of an act of fraud, embezzlement or willful breach of a fiduciary duty to Hanover or an affiliate, (b) a conviction or a no contest plea in connection with a felony or a crime involving fraud, dishonesty or moral turpitude, (c) willful misconduct, or (d) failure of the executive to follow the written directions of the board of directors or to render services in accordance with an employment arrangement.
- "Qualifying Termination" means a termination of an executive's employment either (a) by Hanover other than for "cause" or (b) by the executive for "good reason" within twelve months of a consummated change of control. The executive's death or disability does not constitute a "qualifying termination" of employment.

The following is a description of the terms of the COC Agreements provided to Hanover's Named Executive Officers.

In the event of a "qualifying termination" of employment, Hanover will pay to the Named Executive Officers, within five business days after the date of termination (or, if Section 409A of the Code, is applicable to the payment, as soon as such payment can be made without being subject to the additional tax under Section 409A), an amount equal to the sum of:

- the executive's earned but unpaid base salary through the date of termination plus the executive's target bonus for the current year (prorated to the date of termination);
- any earned but unpaid actual bonus for the prior year;
- that portion of the executive's vacation pay accrued, but not used, for the current year to the date of termination;
- for John E. Jackson, the product of three times the sum of his base salary and target bonus, and for all other Named Executive Officers, the product of two times the sum of his respective base salary and target bonus; and
- amounts previously deferred by the executive, if any, or earned but not paid, if any, under any Hanover incentive and nonqualified deferred compensation plans or programs as of the date of termination.

In addition, the COC Agreements provide that Hanover pay the executive for health insurance premiums for a period of up to eighteen months. If the executive is terminated for "cause," or such executive terminates his or her employment without "good reason," Hanover is not obligated to make any payments under the COC Agreement.

Mr. Jackson's COC Agreement also includes a severance arrangement that provides that if Hanover terminates Mr. Jackson without cause or Mr. Jackson terminates his employment for "good reason" at any time other than the 12 months following a change of control, he would be entitled to a severance payment equal to his annual base salary and target bonus and reimbursement of health insurance premiums for a period of up to eighteen months. If Mr. Jackson is terminated for "cause," or Mr. Jackson terminates his employment without "good reason," Hanover is not obligated to make any payments to Mr. Jackson.

The tables below reflect the amount of compensation that would be payable to each of Hanover's Named Executive Officers in the event of termination or termination following a change in control.

John E. Jackson

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability	Severance
Compensation				
Earned Bonus(2)	—	$ 565,000	—	—
Base Salary and Target Bonus	—	$ 3,390,000	—	$1,130,000
Long-term Incentives (unvested and accelerated)				
Stock Options(3)	$208,906	$ 208,906	$ 208,906	—
Restricted Stock(4)				
Performance-Based	—	$ 2,816,971	$1,556,536	—
Time Vested	—	$ 2,977,328	$2,977,328	—
Cash Performance Award(5)	—	$ 780,000	$ 780,000	—
Benefits and Perquisites				
Health Care(6)	—	$ 21,913	—	$ 21,913
Total	$208,906	$10,760,118	$5,522,770	$1,151,913

Lee E. Beckelman

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability
Compensation			
Earned Bonus(2)	—	$ 150,000	—
Base Salary and Target Bonus	—	$ 900,000	—
Long-term Incentives (unvested and accelerated)			
Stock Options(3)	$84,906	$ 84,906	$ 84,906
Restricted Stock(4)			
Performance-Based	—	$ 693,981	$ 380,634
Time Vested	—	$ 631,342	$ 631,342
Cash Performance Award(5)	—	$ 180,000	$ 180,000
Benefits and Perquisites			
Health Care(6)	—	$ 21,913	—
Total	$84,906	$2,662,142	$1,276,882

Brian A. Matusek

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability
Compensation			
Earned Bonus(2)	—	$ 155,000	—
Base Salary and Target Bonus	—	$ 930,000	—
Long-term Incentives (unvested and accelerated)			
Stock Options(3)	$90,810	$ 90,810	$ 90,810
Restricted Stock(4)			
Performance-Based	—	$ 735,293	$ 413,691
Time Vested	—	$ 623,257	$ 623,257
Cash Performance Award(5)	—	$ 180,000	$ 180,000
Benefits and Perquisites			
Health Care(6)	—	$ 21,913	—
Total	$90,810	$2,736,273	$1,307,758

Norman A. Mckay

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability
Compensation			
Earned Bonus(2)	—	$ 155,000	—
Base Salary and Target Bonus	—	$ 930,000	—
Long-term Incentives (unvested and accelerated)			
Stock Options(3)	$59,882	$ 59,882	$ 59,882
Restricted Stock (Time Vested)(4)	—	$ 239,261	$ 239,261
Restricted Stock Units(4)			
Performance-Based	—	$ 581,812	$ 290,906
Time Vested	—	$ 290,906	$ 290,906
Cash Performance Award(5)	—	$ 140,000	$ 140,000
Benefits and Perquisites			
Health Care(6)	—	$ 22,770	—
Total	$59,882	$2,419,631	$1,020,955

Steven W. Muck

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability
Compensation			
Earned Bonus(2)	—	$ 125,000	—
Base Salary and Target Bonus	—	$ 750,000	—
Long-term Incentives (unvested and accelerated)			
Stock Options(3)	$80,084	$ 80,084	$ 80,084
Restricted Stock(4)			
Performance-Based	—	$ 653,594	$ 383,467
Time Vested	—	$ 718,009	$ 718,009
Cash Performance Award(5)	—	$ 140,000	$ 140,000
Benefits and Perquisites			
Health Care(6)	—	$ 21,913	—
Total	$80,084	$2,488,600	$1,321,560

Gary M. Wilson

Executive Benefits and Payments Upon Termination	Retirement	Change of Control Qualifying Termination(1)	Death or Disability
Compensation			
Earned Bonus(2)	—	$ 155,000	—
Base Salary and Target Bonus	—	$ 930,000	—
Long-term Incentives (unvested and accelerated)			
Stock Options(3)	$107,725	$ 107,725	$ 107,725
Restricted Stock(4)			
Performance-Based	—	$ 778,268	$ 474,139
Time Vested	—	$ 519,059	$ 519,059
Cash Performance Award(5)	—	$ 140,000	$ 140,000
Benefits and Perquisites			
Health Care(6)	—	$ 21,913	—
Total	$107,725	$2,651,965	$1,240,923

(1) See the definition of "Qualifying Termination" on page 144.

(2) The amounts provided under "Earned Bonus" represent a full year bonus with an assumed payout at target performance.

(3) All stock options automatically become fully vested upon a change of control or an executive's termination of service due to his or her death, disability or retirement. The number of options unvested and outstanding

at year end for each Named Executive Officer is provided in column (c) of the table captioned "Outstanding Equity Awards at Fiscal Year-End" and the value of such awards has been calculated using the market closing price on December 29, 2006. Once vested, options are exercisable pursuant to the terms of the respective plans under which they were granted.

(4) Upon a change of control or an executive's termination of service due to his or her death or disability, time-vested and performance-based restricted stock and restricted stock units become fully vested and the restrictions deemed lapsed. For performance-based restricted stock and restricted stock units, the performance criteria is deemed to be met at maximum performance and payout if due to a change in control, and at target performance and payout if termination is due to death or disability. The number of performance-based restricted stock/units and time-vested restricted stock/units that are unvested and outstanding at year end for each Named Executive Officer is provided in columns (i) and (g), respectively, of the table captioned "Outstanding Equity Awards at Fiscal Year-End" and the value of such awards has been calculated using the market closing price on December 29, 2006.

(5) The cash performance award granted pursuant to the Hanover 2005 LTI Program will automatically become fully vested upon a change of control or an executive's termination of service due to his or her death or disability at target performance.

(6) Health care benefits are the reimbursement of COBRA monthly premiums for an 18 month period as stated in the executive's COC Agreement with the exception of Norman Mckay who is an international employee and covered under another program. The calculations are based on 2007 COBRA premiums.

Beneficial Ownership of Hanover Common Stock

5% Stockholders

The following table provides as of June 28, 2007, information known by Hanover concerning the beneficial owners of more than 5% of the outstanding Hanover common stock. This information is based upon statements that have been filed with the SEC pursuant to Section 13(d) or Section 13(g) under the Securities Exchange Act of 1934 or other information provided to Hanover.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Approximate Percent of Class
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	6,419,310(1)	5.9%
EGI-HC, L.L.C. Two North Riverside Plaza, Suite 600 Chicago, Illinois 60606	13,250,000(2)	12.1%
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, Maryland 21202	6,580,100(3)	6.0%
ValueAct Capital Master Fund, L.P. 435 Pacific Avenue, Fourth Floor San Francisco, California 94133	11,604,600(4)	10.6%
FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	10,639,721(5)	9.8%

(1) Dimensional Fund Advisors Inc. ("Dimensional") is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and as such provides investment advice to certain investment companies and serves as investment manager to certain commingled group trusts and separate accounts (the "Funds"). In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the securities of Hanover that are owned by the Funds and may be deemed to be the beneficial owner. All securities reported in the table above are owned by the Funds, and Dimensional disclaims beneficial ownership of such securities.

(2) EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07") is the managing member of EGI-HC, L.L.C., a Delaware limited liability company ("EGI-HC"). SZ Investments, L.L.C., a Delaware limited liability company ("SZI") is the managing member of Fund 05-07. SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts"). The trustee of each of the Trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). Fund 05-07, SZI, EGI-HC and Chai Trust share voting power and dispositive power over the shares owned beneficially by them.

(3) T. Rowe Price Associates, Inc. ("TRP") reports sole voting power with respect to 825,500 shares and sole investment power with respect to all shares. TRP serves as an investment advisor to individual and institutional clients and does not serve as custodian of the assets of any of its clients. With respect to securities owned by any one of the registered investment companies sponsored by TRP, only State Street Bank and Trust Company, as custodian, has the right to receive any dividends or proceeds from the sale of such securities. No other person is known to have such right, except that the shareholders of these funds participate proportionately in any dividends and distributions so paid. Any and all discretionary authority that has been delegated to TRP may be revoked in whole or in part at any time. Not more than 5% of the class of such securities is owned by any one client subject to TRP's investment advice.

(4) ValueAct Capital Master Fund III, L.P. directly owns 1,725,500 shares of Hanover common stock, and these shares may also be deemed to be beneficially owned by (i) VA Partners III, LLC as General Partner of ValueAct Capital Master Fund III, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund III, L.P. and (iii) ValueAct Capital Management, LLC as General Partner of

ValueAct Capital Management, L.P. Jeffrey W. Ubben, Peter H. Kamin and George F. Hamel, Jr. are Managing Members of VA Partners III, LLC and ValueAct Capital Management, LLC. The reporting persons share voting and dispositive power and disclaim beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.

ValueAct Capital Master Fund, L.P. directly owns 9,879,100 shares of Hanover common stock, and these shares may also be deemed to be beneficially owned by (i) VA Partners, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P. and (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P. Jeffrey W. Ubben, Peter H. Kamin and George F. Hamel, Jr. are Managing Members of VA Partners, LLC and ValueAct Capital Management, LLC. The reporting persons share voting and dispositive power and disclaim beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.

(5) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 10,170,173 shares of Hanover common stock as a result of acting as investment adviser to various investment companies (the "Funds"). Edward C. Johnson III and FMR Corp. have sole dispositive power of such shares but not voting power. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR Corp., is the beneficial owner of 469,548 shares of Hanover common stock as a result of its serving as investment manager of institutional accounts owning such shares. Edward C. Johnson III and FMR Corp. have sole voting and dispositive power of such shares.

Securities Owned by Directors and Officers

The following table provides information, as of June 28, regarding the beneficial ownership of Hanover's common stock by each of its directors, each of its executive officers named in the Summary Compensation Table appearing on page 139 of this joint proxy statement/prospectus, and all of Hanover's current directors and executive officers as a group. Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name of Beneficial Owner	Shares Owned Directly	Vested Restricted Stock(1)	Unvested Restricted Stock(2)	Stock Options(3)	Indirect Ownership	Total Ownership	Percentage of Ownership
Non-Employee Directors							
I. Jon Brumley	31,000	8,000	17,200	20,185	—	76,385	*
Ted Collins, Jr.	334,631	8,000	17,200	20,185	6,000(4)	386,016	*
Margaret K. Dorman	—	8,000	17,200	13,000	—	38,200	*
Robert R. Furgason	13,600	8,000	17,200	20,185	400(5)	59,385	*
Victor E. Grijalva	60,000	13,000	19,200	145,000	—	237,200	*
Gordon T. Hall	51,600	8,000	40,200	20,185	—	119,985	*
Peter H. Kamin *(elected 1/1/2007)*............	—	—	4,700	—	11,604,600(6)	11,609,300	10.6%
William C. Pate *(elected 1/1/2007)*............	—	—	4,700	—	—(7)	4,700	*
Stephen M. Pazuk	—	8,000	17,200	13,000	—	38,200	*
L. Ali Sheikh	—	—	11,200	—	—	11,200	*
Officers							
John E. Jackson.........	1,649	104,987	306,739	197,910	—	611,285	*
Lee E. Beckelman	1,000	10,977	67,660	19,868	—	99,505	*
Brian A. Matusek	6,599	24,784	94,319	15,549	—	141,251	*
Norman A. Mckay.......	—	9,667	77,933	8,667	—	96,267	*
Steven W. Muck	121	15,362	90,530	34,954	—	140,967	*
Gary M. Wilson	—	12,168	87,718	17,100	—	116,986	*
All directors and executive officers as a group (19 persons)..........						13,968,522	12.8%

* Less than 1%

(1) Pursuant to Hanover's stock ownership guidelines, non-employee directors must retain restricted stock (except for sales to provide for the payment of taxes due upon vesting) until their service as a director concludes.

(2) Awards of restricted stock and restricted stock units vest on the anniversary date of grant, have no less than a three-year vesting period from the original date of grant and are subject to the following terms:

(a) Non-employee directors have voting power, but not dispositive power (except to the extent necessary to meet the tax obligation upon vesting) until their service as a director concludes.

(b) Officers have voting power and once vested, dispositive power (subject to Hanover's stock ownership guidelines as described beginning on page 137 of this joint proxy statement/prospectus).

(c) 68,600 of the reported outstanding stock awards reported for Mr. Mckay are in the form of restricted stock units. Restricted stock units have no voting or dividend rights until they vest.

(3) Shares that can be acquired immediately or within 60 days of June 28, 2007 through the exercise of stock options (subject to Hanover's stock ownership guidelines as described beginning on page 137 of this joint proxy statement/prospectus).

(4) Shares held in trust for the benefit of Mr. Collins' two children; Mr. Collins is the trustee of such trust but disclaims beneficial ownership.

(5) Shares held by Dr. Furgason's wife. Dr. Furgason disclaims beneficial ownership of these shares.

(6) These are shares owned by ValueAct Capital Master Fund, L.P. Due to Mr. Kamin's position as a Managing Member of VA Partners, LLC and ValueAct Capital Management, L.P., he may be deemed to beneficially own these shares. See footnote (4) of the "5% Stockholders" table on page 148.

(7) Mr. Pate is Chief Investment Officer of Equity Group Investments, L.L.C. ("EGI"), but disclaims beneficial ownership of the shares that are owned by EGI. See footnote (2) of the "5% Stockholders" table on page 148.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Hanover's directors, executive officers and persons who beneficially own more than 10% of its common stock to file reports with the SEC and Hanover disclosing their initial beneficial ownership of Hanover's common stock and changes in such ownership. Based upon a review of such reports furnished to us and certifications from Hanover's directors and executive officers, Hanover believes that during 2006, all of its directors, executive officers and beneficial owners of more than 10% of Hanover's common stock complied with all Section 16(a) filing requirements applicable to them.

PROPOSAL 5

RATIFICATION OF REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Hanover intends to engage PricewaterhouseCoopers LLP to audit our financial statements for fiscal year 2007. PricewaterhouseCoopers LLP audited Hanover's financial statements for fiscal year 2006 and the decision to retain PricewaterhouseCoopers LLP has been approved by the Audit Committee and the board of directors.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by Hanover's independent registered public accounting firm, PricewaterhouseCoopers LLP, and the member firms of PricewaterhouseCoopers and their respective affiliates, which is referred to in this section related to the Hanover 2007 Stockholders' Meeting as "PwC," that were charged or allocated to Hanover for 2006 and 2005:

Types of Fees	FY 2006	FY 2005
	(In thousands)	
Audit fees(a)	$3,209	$3,724
Audit-related fees(b)	4	47
Tax fees(c)	65	147
All other fees(d)	2	2
Total fees:	$3,280	$3,920

(a) Audit fees include fees incurred related to audits and reviews of financial statements that we are required to file with the SEC, audit of internal control over financial reporting, statutory audits of certain of our subsidiaries' financial statements as required under local regulations and other services which PwC provides as our principal auditor, including issuance of comfort letters, and assistance with and review of documents filed with the SEC.

(b) Audit-related fees include fees billed by PwC related to employee benefit plan consent issued for 2006 and audit performed for 2005.

(c) Tax fees include fees billed by PwC primarily related to tax compliance and consulting services.

(d) All other fees include fees billed by PwC related to software licensing agreements.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by Hanover's independent registered public accounting firm. This policy generally provides that Hanover will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specific types of services that are expected to be provided by Hanover's independent registered public accounting firm during the next twelve months. Any such pre-approval is detailed as to the particular services to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee's practice is to consider for approval, at its regularly scheduled meetings, all audit and non-audit services proposed to be provided by Hanover's independent registered public accounting firm. In situations where a matter cannot wait until the next regularly scheduled committee meeting, the chairman of the Audit Committee has been delegated authority to consider and, if appropriate, approve up to $50,000 in audit and non-audit services. All services performed by Hanover's independent registered public accounting firm in 2006 were pre-approved by the Audit Committee.

Vote Regarding the Ratification of the Reappointment of the Independent Registered Public Accounting Firm

Stockholder approval of the selection of PricewaterhouseCoopers LLP is not required by Hanover's charter or bylaws. Hanover's board of directors is requesting stockholder ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if they determine that such change would be in the best interests of Hanover and its stockholders. If the proposed mergers receive the requisite stockholder approvals at the respective annual stockholders meetings of Hanover and Universal, PricewaterhouseCoopers LLP (or any other independent registered public accounting firm retained by the Audit Committee) will serve as Hanover's independent registered public accounting firm until all of the other conditions to closing of the mergers are satisfied or waived and the mergers are consummated. Following consummation of the mergers, the Audit Committee of Holdings will select and retain Holdings' independent registered public accounting firm. A representative of PricewaterhouseCoopers LLP is expected to attend the Hanover 2007 Stockholders' Meeting and will have the opportunity to make a statement, if he or she so desires, and will be available to respond to appropriate questions of stockholders.

THE HANOVER BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE *FOR* RATIFICATION OF THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS LLP. AS HANOVER'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of the Audit Committee

The Audit Committee reviews Hanover's financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm, which is referred to in this section related to the Hanover 2007 Stockholders' Meeting as the "independent auditors," is responsible for performing an independent audit of Hanover's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee monitors these processes.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent auditors. The Audit Committee serves a board-level oversight role, in which it provides advice, counsel and direction to management and the independent auditors on the basis of the information it receives, discussions with management and the independent auditors, and the experience of the Audit Committee's members in business, financial and accounting matters. The Audit Committee has the authority to engage its own outside advisers, including experts in particular areas of accounting, as it determines appropriate, apart from counsel or advisers hired by management.

In this context, the Audit Committee met and held discussions with management and the independent auditors. Management represented to the Audit Committee that Hanover's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU 380), as amended.

In addition, the Audit Committee discussed with the independent auditors the auditors' independence from Hanover and its management, and the independent auditors provided to the Audit Committee the written disclosures and letter required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees). The Audit Committee discussed with Hanover's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of Hanover's internal controls, and the overall quality of Hanover's financial reporting.

In early 2007, management completed its documentation, testing and evaluation of the adequacy of Hanover's system of internal control over financial reporting in effect as of December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations. The Audit Committee was apprised of the progress of the evaluation by both management and the independent auditors, and provided oversight and advice to management during this process. At the conclusion of this process, management reviewed with the Audit Committee its report on the effectiveness of Hanover's internal control over financial reporting. The Audit Committee also received the report from the independent auditors on management's assessment of Hanover's internal control over financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to Hanover's board of directors, and the board has concurred, that (i) the audited financial statements be included in Hanover's Annual Report on Form 10-K for the twelve months ended December 31, 2006, for filing with the Securities and Exchange Commission; (ii) the independent auditors meet the requirements for independence; and (iii) the appointment of the independent auditors for 2007 be submitted to the stockholders for ratification.

Submitted by the Audit Committee
of the Board of Directors

Margaret K. Dorman, Chair
Gordon T. Hall
Stephen M. Pazuk
L. Ali Sheikh

GENERAL INFORMATION

2008 Annual Meeting of Stockholders

Any proposals of stockholders of Hanover that are intended for inclusion in the proxy statement for Hanover's 2008 Annual Meeting of Stockholders must be received by Hanover's Corporate Secretary no later than March 8, 2003 or, if the date of Hanover's 2008 Annual Meeting of Stockholders has changed more than 30 days from Hanover's 2007 Annual Meeting of Stockholders, then a reasonable time before Hanover begins to print and send its proxy materials for its 2008 Annual Meeting of Stockholders. Notice of a stockholder proposal submitted for consideration at the 2008 Annual Meeting but not for inclusion in Hanover's proxy statement must be received no later than May 29, 2008 or, if the date of Hanover's 2008 Annual Meeting of Stockholders has changed more than 30 days from Hanover's 2007 Annual Meeting of Stockholders, then a reasonable time before Hanover begins to print and send its proxy materials for its 2008 Annual Meeting of Stockholders. If a stockholder proposal is not received by Hanover by such time, it will be considered untimely and Hanover's proxy for the 2008 Annual Meeting may confer discretionary authority to vote on such matter without any discussion of such matter in the proxy statement for the 2008 Annual Meeting. Stockholder proposals must be in writing and delivered to Hanover's principal executive office at 12001 N. Houston Rosslyn, Houston, Texas 77086 Attention: Corporate Secretary.

Annual Reports

Hanover's 2006 Annual Report to Stockholders is being mailed to its stockholders with this joint proxy statement/prospectus. **Hanover will provide to any stockholder or potential investor, without charge, upon written or oral request, by first class mail or other equally prompt means within one business day of receipt of such request, a copy of its Annual Report on Form 10-K for the twelve months ended December 31, 2006. Please direct any such requests to the attention of the Corporate Secretary, Hanover Compressor Company, 12001 N. Houston Rosslyn, Houston, Texas 77086 or by telephone at (281) 405-5175. Such document is also available at the website of the SEC, which can be found at http://www.sec.gov.**

PROPOSAL 1
ADOPTION OF THE MERGER AGREEMENT
(Item 1 on Proxy Card)

As discussed elsewhere in this joint proxy statement/prospectus, holders of Universal common stock are considering adoption of the merger agreement. Holders of Universal common stock should read carefully this joint proxy statement/prospectus, including the annexes, in its entirety for more detailed information concerning the merger agreement and the mergers. In particular, holders of Universal common stock are directed to the merger agreement, a composite copy of which is included as Annex A to this joint proxy statement/ prospectus.

The Universal board of directors recommends a vote FOR the adoption of the merger agreement in this Proposal 1.

PROPOSAL 2
ADOPTION OF THE HOLDINGS 2007 STOCK INCENTIVE PLAN
(Item 2 on Proxy Card)

At the Universal 2007 Stockholders' Meeting, holders of Universal common stock are being asked to approve the Holdings 2007 Stock Incentive Plan ("Holdings incentive plan"). Holdings is the successor company in the proposed merger of Universal and Hanover Compressor Company, which is more fully described elsewhere in this joint proxy statement/prospectus. For a description of the material provisions of this plan, holders of Universal common stock should read carefully "Description of Holdings 2007 Stock Incentive Plan" beginning on page 100. In addition, a copy of the Holdings incentive plan is included as Annex D to this joint proxy statement/prospectus.

The Board of Directors of Universal adopted the Holdings incentive plan on March 29, 2007, subject to the approval of the stockholders of both Universal and Hanover. In addition, the sole director of Holdings adopted the Holdings incentive plan on March 29, 2007. The consummation of the mergers is not conditioned on the adoption of the Holdings incentive plan, but the Holdings incentive plan, if adopted, would become effective only upon the consummation of the mergers. If Universal's (or Hanover's) stockholders do not adopt the merger agreement, or if the merger agreement is terminated or the mergers are not consummated for any other reason, the Holdings incentive plan will not be implemented.

If the mergers are approved by the stockholders of Universal and Hanover, but the Holdings incentive plan does not receive the required stockholder approval, no awards will be granted under the Holdings incentive plan and Holdings will continue to make equity grants under Universal's and Hanover's existing equity plans. If the Holdings incentive plan becomes effective, Universal and Hanover have agreed to terminate the authority to make future grants under their respective equity incentive plans upon the consummation of the mergers.

The Board of Directors of Universal is recommending approval of the Holdings incentive plan in order to provide a uniform plan document under which equity awards can be granted to employees of Holdings and its affiliates following consummation of the mergers. The Holdings incentive plan is designed to provide Holdings and its affiliates with the means to attract and retain highly qualified directors and employees by providing an opportunity to acquire and maintain stock ownership, thereby encouraging and rewarding individual performance.

No awards have been granted under the Holdings incentive plan. Awards under the Holdings incentive plan are discretionary; therefore, no awards are determinable at this time. Because Universal's directors and executive officers may be eligible to receive awards under the Holdings incentive plan, those directors and executive officers may be considered to have an interest in the approval of the Holdings incentive plan.

Stockholder approval of the Holdings incentive plan is required for listing of the shares for trading on the New York Stock Exchange and as a condition to the effectiveness of the Holdings incentive plan. Stockholder approval is also required so that incentive stock options under the Holdings incentive plan will qualify under section 422 of the Code and so that certain awards under the Holdings incentive plan will qualify as performance-based compensation under Section 162(m) of the Code. If the stockholders of Universal and Hanover approve the Holdings incentive plan, Holdings intends to register the shares issuable pursuant to the Holdings incentive plan under the Securities Act of 1933 as soon as practicable.

The Universal board of directors recommends a vote FOR the adoption of the Holdings 2007 Stock Incentive Plan in this Proposal 2.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
FMR Corp.(2) 82 Devonshire Street Boston, MA 02109	3,666,800	12.1%
Magnetar Financial L.L.C., Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz(2) 1603 Orrington Avenue, 13th Floor Evanston, IL 60201	2,329,275	7.7%
Dimensional Fund Advisors LP(2) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	2,327,763	7.7%
TPG-Axon GP, LLC, TPG-Axon Partners GP, LP, TPG-Axon Partners, LP, TPG-Axon Capital Management, LP, TPG-Axon Partners (Offshore), Ltd. and Dinakar Singh(2) 888 Seventh Avenue, 38th Floor New York, New York 10019	2,000,000	6.6%
TimesSquare Capital Management, LLC(2) 1177 Avenue of the Americas — 39th Floor New York, New York 10036	1,853,961	6.1%
Thomas C. Case(3)	47,834	*
Janet F. Clark(4)	33,763	*
Uriel E. Dutton(3)	48,201	*
William M. Pruellage(3)	47,808	*
Lisa W. Rodriguez(5)	22,500	*
J.W.G. Honeybourne(6)	12,800	*
Stephen A. Snider(7)	555,076	1.8%
Ernie L. Danner(8)	185,044	*
Kirk E. Townsend(9)	105,322	*
J. Michael Anderson(10)	171,845	*
D. Bradley Childers(11)	137,264	*
All directors and executive officers as a group (14 persons)(12)	1,502,346	4.9%

* Less than 1% of our issued and outstanding shares of common stock.

(1) Reflects the shares beneficially owned as a percentage of common stock outstanding (30,324,138 shares, excluding 3,023,210 treasury shares) plus the beneficial owner's shares of common stock subject to options that are or will become fully vested within 60 days, if any.

(2) This information is based solely on the most recent filings made by such beneficial owners with the SEC on Schedule 13G or 13G/A.

(3) Includes 47,500 shares of common stock subject to options.

(4) Includes 32,500 shares of common stock subject to options.

(5) Includes 22,500 shares of common stock subject to options.

(6) Includes 10,000 shares of common stock subject to options.

(7) Includes 460,201 shares of common stock subject to options.

(8) Includes 132,527 shares of common stock subject to options.

(9) Includes 69,674 shares of common stock subject to options.

(10) Includes 122,999 shares of common stock subject to options.

(11) Includes 101,419 shares of common stock subject to options.

(12) Includes an aggregate of 1,186,485 shares of common stock subject to options. Also includes 134,889 shares of common stock owned by other executive officers not listed in the above table, of which 92,165 are shares of common stock subject to options.

Information about Universal's Directors

Nominees for Election to Term Expiring 2010 (Class A)

Thomas C. Case
Age 58
Houston, Texas

Mr. Case has served on Universal's board of directors since 1999. Mr. Case served as Chairman and Chief Executive Officer of Equipment Support Services, Inc. (a consolidator of heavy equipment dealerships in the United States) from September 2001 through 2002 and is currently a member of their board of directors. Mr. Case served as the President of Mobil Global Gas & Power, Inc. and was responsible for gas marketing and power development in North and South America from 1998 until December 1999. Mr. Case retired from Mobil on April 1, 2000. From 1996 to 1997, Mr. Case was the Executive Vice President of Duke Energy Trading and Market Services (formerly Pan Energy), a joint venture between Duke Energy and Mobil. From 1991 to 1996, he held various positions with Mobil, serving at various times as President and Executive Vice President/Chief Operating Officer of Mobil Natural Gas, Inc., Manager of Strategic Planning for Exploration and Production of Mobil and President of Mobil Russia.

Janet F. Clark
Age 52
Houston, Texas

Ms. Clark became a member of Universal's board of directors in January 2003. Ms. Clark has served as Senior Vice President and Chief Financial Officer of Marathon Oil Company since January 5, 2004. Prior to joining Marathon Oil, Ms. Clark served as Senior Vice President and Chief Financial Officer of Nuevo Energy Company from December 2001 through December 2003, and from 1997 through 2000 was Executive Vice President, Corporate Development and Administration, and Senior Vice President and Chief Financial Officer for Santa Fe Snyder Corporation (subsequently merged into Devon Energy Corporation) and its predecessor, Santa Fe Energy Resources, Inc. Ms. Clark held investment banking positions with First Boston Corporation, Southcoast Capital Corporation and Williams Mackay Jordan & Co., Inc. from 1982 through 1996.

Uriel E. Dutton
Age 76
Houston, Texas

Mr. Dutton became a member of Universal's board of directors in February 2001 as a designee of WEUS Holding, Inc. following Universal's acquisition of Weatherford Global Compression Services, L.P. Mr. Dutton has been counsel to and a partner with the law firm of Fulbright & Jaworski L.L.P. for more than the past eight years, where his practice focuses on real estate and oil and gas matters. Mr. Dutton also serves as director and Vice President of M.D. Anderson Foundation (a charitable corporation).

Incumbent Directors — Term Expiring 2008 (Class B)

Ernie L. Danner
Age 53
Houston, Texas

Mr. Danner has been a member of Universal's board of directors since the consummation of Universal's acquisition of Tidewater Compression Service, Inc. in 1998. Mr. Danner has been an Executive Vice President of Universal since February 1998 and Chief Operating Officer since July 2006. Prior to this time, Mr. Danner held the position of Universal's Chief Financial Officer from 1998 until April 1999. Mr. Danner became

President, Latin America Division of Universal Compression, Inc., Universal's wholly owned subsidiary, in November 2002. In April 2005, Mr. Danner became President, International Division of Universal Compression, Inc. and retained his title of Executive Vice President of Universal. Prior to joining us, Mr. Danner served as Chief Financial Officer and Senior Vice President of MidCon Corp. (an interstate pipeline company and a wholly owned subsidiary of Occidental Petroleum Corporation). From 1988 until May 1997, Mr. Danner served as Vice President, Chief Financial Officer and Treasurer of INDSPEC Chemical Company, and he also served as a director. Mr. Danner is also a director of Tide-Air, Inc. (until August 2006, a distributor of Atlas Copco air compressors), Copano Energy, LLC (a midstream natural gas company), Horizon Lines, LLC (a Jones Act shipping company) and serves on the Board of Trustees of the John Cooper School in The Woodlands, Texas.

Lisa W. Rodriguez
Age 46
Houston, Texas

Ms. Rodriguez became a member of Universal's board of directors in May 2002 as a designee of WEUS Holding, Inc., a wholly owned subsidiary of Weatherford International Ltd., following our acquisition of Weatherford Global Compression Services, L.P. Ms. Rodriguez became Senior Vice President and Chief Financial Officer of Weatherford International, Inc., also a wholly owned subsidiary of Weatherford International Ltd., and of Weatherford International Ltd. in June 2002 in connection with the restructuring of Weatherford International, Inc., a role in which she served through November 2006. Ms. Rodriguez is currently serving as Senior Vice President and Chief Financial Officer of Hercules Offshore, Inc. (a provider of offshore drilling and liftboat services). She served as Vice President — Accounting and Finance of Weatherford International, Inc. from February 2001 to June 2002. Ms. Rodriguez joined Weatherford International, Inc. in 1996 and has served in several positions, including Vice President — Accounting from June 2000 to February 2001, and Controller from 1999 to February 2001. Prior to joining Weatherford International, Ms. Rodriguez worked for Landmark Graphics (a software and service provider to the energy industry) from 1993 to 1996.

Stephen A. Snider
Age 59
Houston, Texas

Mr. Snider has been Universal's President, Chief Executive Officer and a director since consummation of Universal's Tidewater Compression Services, Inc. acquisition in 1998, and was appointed as Chairman of Universal's Board of Directors in April 2006. Mr. Snider has over 26 years of experience in senior management of operating companies, and also serves as a director of Energen Corporation (a diversified energy company focusing on natural gas distribution and oil and gas exploration and production) and T-3 Energy Services, Inc. (a provider of a broad range of oilfield products and services). Mr. Snider also serves on the board of directors of the Memorial Hermann Hospital System.

Incumbent Directors — Term Expiring 2009 (Class C)

William M. Pruellage
Age 33
New York, New York

Mr. Pruellage became a member of Universal's board of directors in April 2000 as a designee of Castle Harlan Partners III, L.P. Mr. Pruellage is a managing director of Castle Harlan, Inc. (a private equity investment company). Prior to joining Castle Harlan in July 1997, Mr. Pruellage worked as an investment banking analyst at Merrill Lynch beginning in July 1995. Mr. Pruellage is also a director of The Restaurant Company (a full service specialty restaurant company), Advanced Accessory Systems, LLC (a manufacturer of exterior accessories for automobiles), Rath Gibson, Inc. (a manufacturer of premium stainless steel tubular products) and Ames True Temper, Inc. (a manufacturer of lawn and garden products).

J.W.G. "Will" Honeybourne
Age 56
Houston, Texas

Mr. Honeybourne was appointed as a member of Universal's board of directors in April 2006 to fill one of two vacancies opened when two of Universal's prior directors decided not to run for re-election. Mr. Honeybourne has been managing director of First Reserve Corporation (a private equity firm) since January 1999 where he is responsible for deal origination, investment structuring and monitoring, focusing on the energy services and manufacturing sectors and international markets. Prior to joining First Reserve, Mr. Honeybourne served as Senior Vice President of Western Atlas International (a seismic and wireline-logging company). Before that time, he served as President and Chief Executive Officer of Alberta-based Computalog (a company specializing in wireline-logging downhole tools). His earlier career was with Baker Hughes, including positions as Vice President and General Manager at INTEQ and President of EXLOG. Mr. Honeybourne currently serves as a director of Acteon Group (a U.K.-based offshore and subsea services company) and of RTA (a First Reserve joint venture with Halliburton).

Information about Universal's Corporate Governance and the Board of Directors and its Committees

Corporate Governance

Independence. Universal's board of directors has determined that all of Universal's directors are independent directors within the meaning of the rules of the NYSE, other than Mr. Snider and Mr. Danner, who are members of Universal's management. In making this determination, Universal's board of directors affirmatively determined that each independent director has no "material relationship" with Universal or its management, and that none of the express disqualifications under Section 303A.02(b) of the NYSE rules applies to any of them.

Corporate Governance Guidelines. Universal is committed to adhering to sound principles of corporate governance and has adopted principles that it believes promote the effective functioning of Universal, its board of directors and its committees. A copy of Universal's Corporate Governance Guidelines is available on Universal's website at *www.universalcompression.com*, by clicking on "View UCO Investor Information," then "Corporate Governance." Universal will also provide a copy of its Corporate Governance Guidelines to any of its stockholders without charge upon written request.

Code of Business Conduct and Ethics. Universal has adopted a Code of Business Conduct and Ethics that applies to its directors, officers and employees. A copy of its Code of Business Conduct and Ethics is available on its website at *www.universalcompression.com*, by clicking on "View UCO Investor Information," then "Corporate Governance." Universal will also provide a copy of its Code of Business Conduct and Ethics to any of its stockholders without charge upon written request.

Executive Sessions of the Board of Directors and Presiding Director. Executive sessions of Universal's non-management directors are held at least twice each year. Mr. Case has been appointed as the Presiding Director for these sessions.

Communication with Board Members. Stockholders and other interested parties may communicate with Universal's board of directors, or any of its individual directors, including the Presiding Director, or the non-management directors as a group, by sending a letter in care of Universal's Corporate Secretary, 4444 Brittmoore Road, Houston, Texas 77041. Universal's Corporate Secretary will open, log and forward all such correspondence (other than advertisements or other solicitations) to directors unless the director or directors to whom the correspondence is addressed has requested the Corporate Secretary to forward correspondence unopened.

Committees of the Board of Directors

Universal's board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The written charter for each of these committees is available on Universal's website at *www.universalcompression.com* by clicking on "View UCO Investor

Information," then "Corporate Governance." A copy of the charter for the Compensation Committee is included as Annex H to this joint proxy statement/prospectus. Universal will also provide a copy of a committee charter to any of its stockholders without charge upon written request.

Audit Committee. Ms. Clark (Chair), Mr. Case, Mr. Pruellage and Ms. Rodriguez are the current members of the Audit Committee. All members of Universal's Audit Committee are independent as defined by the rules of the NYSE and the SEC. Universal's board of directors also has determined that each of Ms. Clark, Mr. Pruellage and Ms. Rodriguez is an "audit committee financial expert" as defined in the rules and regulations of the SEC. The primary functions of the Audit Committee are overseeing the:

- integrity of Universal's financial statements;
- Universal's compliance with legal and regulatory requirements;
- Universal's independent registered public accounting firm's qualifications;
- performance of the independent auditors and Universal's internal audit function; and
- Universal's systems of disclosure controls and procedures, and internal control over financial reporting.

Compensation Committee. Mr. Honeybourne (Chair), Mr. Dutton, Mr. Pruellage and Ms. Rodriguez are the current members of Universal's Compensation Committee. All members of Universal's Compensation Committee are independent as defined by the rules of the NYSE. The primary functions of Universal's Compensation Committee are described under the section "Compensation Discussion & Analysis."

Nominating and Corporate Governance Committee. Mr. Dutton (Chair), Mr. Case, Ms. Clark and Mr. Honeybourne are the current members of Universal's Nominating and Corporate Governance Committee. All members of Universal's Nominating and Corporate Governance Committee are independent as defined by the rules of the NYSE. The primary functions of the Nominating and Corporate Governance Committee are to:

- identify and recommend individuals to Universal's board of directors and its committees;
- establish procedures for such committee to exercise oversight of the evaluation of Universal's board of directors and management; and
- develop and recommend to Universal's board of directors a set of corporate governance principles applicable to Universal.

Subject to the rights of Universal's stockholders under Universal's bylaws, its Nominating and Corporate Governance Committee will evaluate candidates recommended by stockholders in the same manner as candidates identified through other sources, including candidates recommended by directors, executive officers and third parties. In deciding if a candidate is qualified to be a nominee, Universal's Nominating and Corporate Governance Committee may take into account such factors as it considers appropriate, including the criteria identified in Universal's Corporate Governance Guidelines, such as the candidate's personal qualities and characteristics, accomplishments and reputation in the business community; the candidate's knowledge and contacts in the communities in which Universal does business and in Universal's industry or other industries relevant to Universal's business; the candidate's ability and willingness to commit adequate time to Universal's board of directors and committee matters; the fit of the candidate's skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to the needs of Universal; and whether the candidate would contribute to the diversity of viewpoints, background and experience of the board of directors.

Universal's Nominating and Corporate Governance Committee believes that directors must be willing and able to devote sufficient time to carry out their duties and responsibilities effectively, including preparing for and participating in board and committee meetings, to serve on Universal's board of directors and one or more of its committees for an extended period of time, and to abide by Universal's Corporate Governance Guidelines and Code of Business Conduct and Ethics.

Number of Meetings

During 2006, the Universal board of directors met nine times and acted by unanimous written consent on five occasions. The non-management directors met in executive session five times, the Audit Committee met six times, the Compensation Committee met four times and acted by unanimous written consent on two occasions and the Nominating and Corporate Governance Committee met three times. Each Universal director attended more than 75% of the aggregate of the board of directors meetings and meetings of the committees of which he or she is a member.

Director Attendance at Annual Meeting of Stockholders

Universal encourages all of its directors to attend its annual meeting, and all directors are expected to attend the 2007 annual meeting. Seven of Universal's nine directors attended its 2006 annual meeting of stockholders, which was held on April 19, 2006.

Executive Officers

The following table sets forth certain information regarding Universal's executive officers as of June 28, 2007:

Name	Age	Position
Stephen A. Snider	59	President, Chief Executive Officer and Chairman
Ernie L. Danner	53	Executive Vice President, Chief Operating Officer and Director
J. Michael Anderson	45	Senior Vice President and Chief Financial Officer
Kirk E. Townsend	49	Senior Vice President
D. Bradley Childers	43	Senior Vice President
Richard Leong	57	Senior Vice President
Donald C. Wayne	40	Vice President, General Counsel and Secretary
Kenneth R. Bickett	45	Vice President, Accounting and Corporate Controller

Information concerning the business experience of Messrs. Snider and Danner is provided under the section titled "— Information About Universal's Directors."

J. Michael Anderson. Mr. Anderson is Universal's Senior Vice President and Chief Financial Officer, a position he has held since joining Universal in March 2003. From 1999 to March 2003, Mr. Anderson held various positions with Azurix Corp. (a water and wastewater utility and services company), primarily as the company's Chief Financial Officer and later as Chairman and Chief Executive Officer. Prior to that time, Mr. Anderson spent ten years in the Global Investment Banking Group of J. P. Morgan Chase & Co., where he specialized in merger and acquisitions advisory services.

Kirk E. Townsend. Mr. Townsend is Universal's Senior Vice President, a position he has held since February 2001, and is President, North America Division, of Universal Compression, Inc., Universal's wholly owned subsidiary, a position he has held since October 2001. Mr. Townsend is responsible for all business activities of Universal Compression, Inc. within the United States and Canada. Mr. Townsend joined Universal Compression, Inc.'s predecessor company in 1979 as a domestic sales representative. In 1986, he became an international sales representative. Mr. Townsend was promoted to Vice President of Business Development in April 1999 and Vice President of Sales in October 1999. Mr. Townsend has over 27 years of sales and management experience in the natural gas compression industry.

D. Bradley Childers. Mr. Childers is Universal's Senior Vice President and the President of the International Division of Universal Compression, Inc., Universal's wholly owned subsidiary, positions he has held since July 2006. Previously, Mr. Childers served as Senior Vice President, Business Development, General Counsel and Secretary of Universal beginning in April 2005 and as the Senior Vice President, General Counsel and Secretary of Universal beginning in September 2002. Prior to joining Universal, Mr. Childers held various positions with Occidental Petroleum Corporation and its subsidiaries, including as Vice President, Business Development at Occidental Oil and Gas Corporation from 1999 to August 2002, and as a corporate counsel in the legal department from 1994 to 1999. Prior to that time, Mr. Childers was an associate corporate attorney in the Los Angeles office of Sullivan & Cromwell from 1989 to 1994.

Richard Leong. Mr. Leong is Universal's Senior Vice President, a position he has held since July 2004. Mr. Leong also serves as Senior Vice President, Marketing of Universal Compression, Inc., a position he has held since April 2005. Mr. Leong joined Universal in December 2001 as Universal's Vice President and as President, Asia Pacific Division, of Universal Compression, Inc. From 1996 until May 2001, Mr. Leong worked with Cooper Energy Services in various managerial and sales positions, serving most recently as Vice President, Sales & Marketing. Mr. Leong has over 31 years of marketing and general management experience in the energy industry.

Donald C. Wayne. Mr. Wayne is Universal's Vice President, General Counsel and Secretary, a position he has held since joining Universal in August 2006. Prior to joining Universal, Mr. Wayne served as Vice President, General Counsel and Corporate Secretary of U.S. Concrete, Inc. (a producer of ready-mixed concrete and concrete-related products) from 1999 to August 2006. Prior to joining U.S. Concrete in 1999, Mr. Wayne served as an attorney with the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

Kenneth R. Bickett. Mr. Bickett is Universal's Vice President, Accounting and Corporate Controller, a position he has held since joining Universal in July 2005. Prior to joining Universal, Mr. Bickett served as Vice President and Assistant Controller for Reliant Energy, Inc. (an electricity and energy services provider). Prior to joining Reliant Energy in 2002, Mr. Bickett was employed by Azurix Corp. (a water and wastewater utility and services company) since 1998, where he most recently served as Vice President and Controller.

Compensation Discussion and Analysis

Compensation Committee Structure and Responsibilities

The purpose of the Compensation Committee of Universal's board of directors is to discharge the board of directors' responsibilities relating to compensation of Universal's executives, to produce an annual report relating to this Compensation Discussion and Analysis ("CD&A") for inclusion in Universal's proxy statement in accordance with the rules and regulations of the SEC and to oversee the development and implementation of Universal's compensation programs. The Compensation Committee of the board of directors is comprised entirely of directors who are not officers or employees of Universal and whom Universal's board of directors has determined to be independent directors, as defined by the rules of the NYSE. The current members of the Compensation Committee are Mr. Honeybourne (Chair), Mr. Dutton, Mr. Pruellage and Ms. Rodriguez.

The primary responsibilities of the Compensation Committee are to:

1. In consultation with senior management, establish Universal's general compensation philosophy and oversee the development and implementation of compensation programs.

2. Review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO's compensation level based on this evaluation. In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, Universal's performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and awards given to the CEO in past years.

3. Review and approve compensation programs applicable to executive officers other than the CEO.

4. Make recommendations to the board of directors with respect to Universal's incentive compensation plans and equity-based plans, including Universal's incentive stock option plan, restricted stock plan, directors' stock plan, employee stock purchase plan, employees' supplemental savings plan and 401(k) Retirement and Savings Plan, oversee the activities of the individuals and committees responsible for administering these plans, including Universal's Investment Committee in respect of the 401(k) Retirement and Savings Plan, and discharge any responsibilities imposed on the Committee by any of these plans.

5. In consultation with management, oversee regulatory compliance with respect to compensation matters, including overseeing Universal's policies on structuring compensation programs to preserve tax deductibility and, as required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Internal Revenue Code.

6. Review and approve any severance or similar termination payments proposed to be made to any current or former executive officers of Universal.

7. In connection with Universal's proxy statement for the annual meeting of its stockholders, annual report on Form 10-K or other applicable SEC filing:

   (a) Review and discuss with management the CD&A required by SEC Regulation S-K, Item 402. Based on such review and discussion, determine whether to recommend to the board of directors that the CD&A in the form prepared by management be included in the proxy statement, annual report on Form 10-K or other applicable SEC filing.

(b) Prepare the Compensation Committee Report in accordance with all applicable rules and regulations of the SEC for inclusion above the names of the members of the Committee in the proxy statement or annual report on Form 10-K. This report shall state whether (i) the Committee reviewed and discussed with management the CD&A and (ii) based on such review and discussion, the Committee recommended to the board of directors that the CD&A be included in the proxy statement, annual report on Form 10-K or other applicable SEC filing.

8. Review and reassess the adequacy of the Compensation Committee's Charter annually. If any revisions to the charter are deemed necessary or appropriate, submit such recommended changes to the board of directors for its consideration and approval.

9. Prepare and issue the evaluations and reports described above.

10. Any other duties or responsibilities expressly delegated to the Committee by the board of directors from time to time relating to Universal's compensation programs.

The Compensation Committee has a charter, which is available at *www.universalcompression.com*. The charter may be revised with the approval of the Compensation Committee and Universal's board of directors. The charter is reviewed annually by the Compensation Committee, and in connection with its review for the twelve months ended 2006, the charter was revised to reflect the new executive compensation disclosure rules adopted by the SEC. A copy of the charter is attached as Annex H to this joint proxy statement/prospectus.

In performing its duties, the Compensation Committee receives and considers information and recommendations from the Chief Executive Officer and the Director of Total Rewards, except with respect to the President and Chief Executive Officer's compensation. Universal's Chief Executive Officer is Stephen A. Snider, and its Director of Total Rewards is Patrick Price. The Director of Total Rewards is a non-officer employee who reports to the Director of Human Resources. This person is responsible for facilitating the attraction, motivation and retention of talent by designing and implementing comprehensive benefit, recognition and compensation programs that leverage all the ways an organization can reward its executives and employees, from traditional monetary rewards (such as base salary, short-term incentives, long-term incentives and benefits) to non-financial rewards (such as culture, training, recognition, dress codes and work schedules).

The Compensation Committee has the resources and authority appropriate to discharge its duties and responsibilities. The compensation group within Universal's Corporate Human Resources Department supports the Compensation Committee in its work. In addition, the Compensation Committee has the authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or other experts, advisors or consultants, as it deems appropriate, without seeking approval of Universal's board of directors or management. With respect to consultants retained to assist in the determination or evaluation of director, CEO or senior executive compensation, this authority is vested solely in the Compensation Committee. The Compensation Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Compensation Committee. In particular, the Compensation Committee may delegate the approval of certain transactions to a subcommittee composed solely of one or more members of the Compensation Committee who are (i) "Non-Employee Directors" for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as in effect from time to time, and (ii) "outside directors" for the purposes of Section 162(m) of the Internal Revenue Code, as in effect from time to time.

The Compensation Committee reviews and considers reports and analysis provided by compensation consultants. The Compensation Committee and Universal's management have, for a number of years, utilized the compensation consulting services provided by Hewitt Associates LLC ("Hewitt"). In addition to Hewitt, the Compensation Committee and Universal routinely access compensation information and surveys from industry trade and other sources. Universal's Chief Executive Officer and the Director of Total Rewards play a significant role in providing input and recommendations to the Compensation Committee in evaluating and discussing data and analysis prepared or provided by Hewitt and other sources. The Chief Executive Officer also provides the Compensation Committee with his evaluation of the performance of the other executive officers in connection with the annual compensation review of the executive officers. In 2005, the Compensation Committee approved the use of Hewitt for 2005 & 2006 as executive compensation consultants providing competitive pay information, benchmarking analysis and overall annual compensation guidance for executive officers, relative to identified companies in the oilfield services sector. Hewitt's engagement in 2006 included conducting a review of the market peer group of Universal, as selected by the Compensation Committee (and identified below under "— Overall Compensation Philosophy and Policies"), on the following elements of compensation: base salary and short-term and long-term incentives. In 2005, Hewitt's services also included the provision of benchmarking analysis with respect to directors. The use of Hewitt for these services is reviewed annually. Hewitt has been retained to provide similar executive compensation services for 2007.

Compensation Committee Activity

Mr. Honeybourne, as chair of the Compensation Committee, is in charge of developing and approving the Compensation Committee's meeting agendas. The Compensation Committee meets at least once a year at a time and place determined by the Compensation Committee chair, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Compensation Committee or its chair. In 2006, the Compensation Committee met on four occasions and acted by unanimous written consent on two occasions.

The Compensation Committee may invite such members of management to its meetings as it may deem desirable or appropriate, consistent with the maintenance of the confidentiality of compensation discussions. Universal's Chief Executive Officer will not attend any meeting at which the Chief Executive Officer's performance or compensation is discussed, unless specifically invited by the Compensation Committee.

In December 2005, Universal's board of directors approved a change to Universal's fiscal year end from March 31 to December 31. However, the Compensation Committee maintained Universal's then existing twelve-month compensation measurement and performance review period ending March 31, 2006. The Compensation Committee initiated its compensation review process in March 2006 for the twelve-month period ended March 31, 2006 and awarded long-term incentive compensation to Universal's executive officers in March 2006.

To re-align Universal's compensation measurement and performance review period with Universal's revised fiscal year end, on April 1, 2006 the Compensation Committee undertook a subsequent compensation measurement and performance review for the nine-month period ended December 31, 2006 with respect to changes in the performance period for short-term incentive compensation only. As a result, commencing with the twelve months ending December 31, 2007, the compensation measurement and performance review period and Universal's fiscal period will be re-aligned. The review process for the nine months ended December 31, 2006 involved, among other things, an examination of:

- analyses of executive officer compensation as provided by Hewitt, including analyses of data involving similarly sized oilfield service companies, as well as compensation information from other third party sources;
- each executive's performance compared to the goals and objectives established for the executive;
- the nature, scope and level of the executive's responsibilities;
- each executive's contribution to Universal's financial results and effectiveness in exemplifying and promulgating Universal's core values — safety, service and integrity; and
- incentive bonus compensation recommendations for executive officers.

Overall Compensation Philosophy and Policies

Universal's compensation policy is to offer a cash and equity-based compensation package that attracts and retains executive officers and aligns executive compensation with the interests of Universal's stockholders on both a short- and long-term basis. Universal's compensation philosophy is to provide total compensation being defined in the OIP. The 2006 transition period performance goals for Universal's executive officers were as follows:

Corporate EPS	N. America Division EBT	International EBT	TRIR
$2.04	$71.50 Million	$13.28 Million	1.25

An individual performance multiplier may be applied to the bonus determined on the basis of financial and safety performance. The multiplier, which can range from 0 to 1.25, is designed to account for each executive officer's individual performance. The purpose of the multiplier is to provide differentiation for individual contribution to company performance. In the case of the Chief Executive Officer, the multiplier is determined by the Compensation Committee. In the case of the other executive officers, the multiplier is recommended by the Chief Executive Officer, but ultimately determined by the Compensation Committee. The Compensation Committee has discretion to increase the multiplier above 1.25 and to award bonuses in excess of or below the targeted amounts. No multiplier was applied in 2006.

As mentioned above, in 2006, Universal moved from a fiscal year incentive plan, ending each March 31st, to a calendar year incentive plan, ending each December 31st. This change was made to align Universal's then-recently changed fiscal year period (moved from March 31st to December 31st) and Universal's compensation measurement and performance review period, but resulted in a transitional, nine-month compensation measurement and performance review period covering a transition period running from April 1, 2006 through December 31, 2006. In June 2006, the Compensation Committee authorized and approved the OIP for that transition period. Beginning in 2007, the compensation measurement and performance review period parallels Universal's calendar year fiscal period. Prior to the fiscal year end and compensation measurement and performance review period changes, the Compensation Committee historically reviewed and approved short-term incentives paid under the OIP for executive officers in March and payments followed in April or May. Since those changes took effect, the Compensation Committee has shifted its review and approval process to the February-March timeframe and Universal anticipates making payments of those awards sometime in the March-April timeframe. On March 6, 2007, Universal's Compensation Committee approved short-term incentive awards under the 2006 OIP, which were paid on March 15, 2006. Please see the Summary Compensation Table for Universal's Named Executive Officers and accompanying narrative disclosure presented hereinafter for more information regarding the short-term incentives for the Named Executive Officers, including the recent payout under the 2006 OIP.

The 2007 OIP was approved by Universal's Compensation Committee on February 22, 2007. While substantially similar to the 2006 OIP, the 2007 OIP differs in the following ways:

- The weight of the objective financial measures, corporate EPS and division EBT, decreased from 45% of the total award formula each to 30% each (or a decrease from 90% to 60% in aggregate); and
- Individual performance goals, or Key Business Activities ("KBAs"), were added to the factors Universal's Compensation Committee will consider.

KBAs are subjective, non-financial measures that management believes are critical to Universal's success. Universal's Compensation Committee, following receipt of recommendations from the Chief Executive Officer, determines whether a particular officer's individual accomplishments have satisfied his or her KBAs.

With these changes, KBAs will represent the 30% of the OIP compensation formula by which the objective measures (corporate EPS and division EBT) were collectively reduced. These changes were effected to reflect the importance of the KBAs to Universal's success.

Long-Term Incentives — Overview. In 2006, Universal's Compensation Committee continued its strategy of using a combination of incentives to meet Universal's long-term incentive objectives. These included restricted stock, stock options and unit appreciation rights. By granting a mix of long-term incentives, Universal expects to effectively address volatility in its industry and in the stock market. For 2006, long-term incentives comprised the largest portion of Universal's Named Executive Officers' compensation, which is consistent with Universal's at-risk pay philosophy. In 2006, Universal's Named Executive Officers received

Universal stock options, restricted stock awards, Universal Partnership unit options and UARs, each as described in the Grants of Plan-Based Awards Table set forth in the tabular disclosure below.

Universal's incentive stock option plan and restricted stock plan provide for stock-based awards of stock options and restricted stock, respectively, and are administered by Universal's Compensation Committee. The Compensation Committee's determination of the size of equity-based grants to executive officers is based on market references to long-term incentive compensation for comparable positions within the Peer Group and on the subjective assessment of organizational roles and internal job relationships by Universal's Compensation Committee.

Long-Term Incentives — Stock Option Grants. Universal's Compensation Committee believes that grants of stock options are an important element to incent executive officers to work toward Universal's long-term performance goals as the benefit will increase only if and to the extent that the value of Universal's common stock increases. Thus, Universal adopted an incentive stock option plan. Under Universal's incentive stock option plan, Universal's policy is to grant a number of options to an executive officer based on the officer's contributions, competitive market data for each executive officer position, and the executive officer's ability to impact overall corporate performance. Generally, options are granted subject to a staggered three-year vesting period and have an exercise price equal to the market value of Universal's common stock on the date of the grant. Historically, stock option grants have been awarded in the March timeframe. Due to the recent fiscal year change, stock option grants for Universal executive officers are anticipated to be provided during the mid-year timeframe. During 2006, Universal granted options to purchase an aggregate of 215,000 shares of Universal stock to its Named Executive Officers.

Long-Term Incentives — Restricted Stock Grants. Universal's Compensation Committee also believes that grants of restricted stock incent Universal's executive officers to work toward Universal's long-term performance goals. Thus, Universal adopted a restricted stock plan. Under this Plan, Universal's policy is to grant a number of restricted shares to an executive officer based on the same criteria as stock option grants. The Compensation Committee has discretion in setting appropriate vesting schedules for restricted stock grants. Generally, restricted stock grants vest 0% upon the first anniversary of the grant, and 25% on each subsequent anniversary. Universal believes that stock options and restricted stock ensure that the executive officers have a continuing stake in the long-term success of Universal. Historically, restricted stock grants have been awarded in the March timeframe. Due to the recent fiscal year change, restricted stock grants for Universal's executive officers are anticipated to be provided during the mid-year timeframe. During 2006, Universal granted an aggregate of 43,000 restricted shares of Universal's stock to Universal's Named Executive Officers.

Long-Term Incentives — Unit Appreciation Rights. Universal's Compensation Committee also believes that grants of UARs will provide incentive to Universal's executive officers to work toward Universal's long-term performance goals. Accordingly, during 2006, Universal granted an aggregate of 300,000 UARs to Universal's Named Executive Officers. UARs are granted based on criteria similar to that for stock options. UARs entitle the recipient to the cash difference between the "exercise" price and the value of the Universal Partnership's common units on the date of exercise. UARs are not settled in Universal's or the Universal Partnership's equity securities. Each of the 2006 awards of UARs will vest on January 1, 2009.

Universal Compression Partners Long-Term Incentives. The Universal Compression Partners Long-Term Incentive Plan (the "Partnership Plan") was adopted by the board of the Universal Partnership's general partner, UCO GP, LLC, in October 2006 in connection with the Universal Partnership's initial public offering with the objective of promoting the interests of the Universal Partnership by providing to management, directors, employees and consultants of Universal and its affiliates who perform services for the Universal Partnership and its subsidiaries incentive compensation awards that are based on units of the Universal Partnership. The Partnership Plan is also designed to enhance the Universal Partnership's ability to attract and retain the services of individuals who are essential for the growth and profitability of the Universal Partnership and to encourage them to devote their best efforts to advancing the Universal Partnership's business. The Partnership Plan is solely administered by the UCO GP, LLC's Compensation Committee. However, since Universal and UCO GP, LLC share largely the same slate of executive officers and since the Universal

Partnership's results are consolidated for financial reporting purposes, Universal believes it is appropriate to provide a brief description of the Partnership Plan.

The Partnership Plan provides for the grant of up to an aggregate of 625,000 units, restricted units, phantom units, unit options, unit awards or substitute awards and, with respect to unit options and phantom units, the grant of distribution equivalent rights, or DERs. Since the inception of the Partnership Plan, the Universal Partnership has awarded only unit options and phantom units. During 2006, the Universal Partnership granted options to purchase an aggregate of 300,000 common units to Universal's Named Executive Officers.

Other Compensation Programs. Universal maintains a 401(k) Retirement and Savings Plan which provides Universal employees, including executive officers, the opportunity to defer up to 25% of their eligible salary up to the IRS maximum deferral amount on a pre-tax basis. This is accomplished through regular payroll contributions to an employee account. The participant may direct how the funds are invested. Universal's policy for employees with less than five years of service is to match, in Universal common stock, 50% of an employee's contribution, to a maximum of 3% of employee's annual eligible compensation. For employees with five or more years of service, the match is 75% of the employee's contributions with a maximum match of 4.5% of the employee's annual eligible compensation. Employees vest in Universal's contribution over five years, based on length of employment.

Universal also sponsors an employees' supplemental savings plan through which, similar to the 401(k) Retirement and Savings Plan, employees with an annual base salary of $100,000 or more, including executive officers, may defer up to 25% of their eligible salary on a pre-tax basis. The Plan is a nonqualified, deferred compensation plan and participation is voluntary. Participants may also defer up to 100% of their incentive bonus in 25% increments. Universal's policy is to match in its employees' supplemental savings plan in the same way as that described in the Universal 401(k) Retirement and Savings Plan above. Universal matches in Universal common stock. Deferrals from bonuses are not eligible for the match. The match limits of 3% and 4.5% are aggregate amounts and include both the Universal 401(k) retirement and savings plan and the Universal employees' supplemental savings plan match amounts. The Universal employees' supplemental savings plan, in part, is designed to provide a vehicle to restore qualified plan benefits which are reduced as a result of limitations imposed under the Internal Revenue Code. It also serves to defer compensation that would otherwise be treated as excessive employee remuneration within the meaning of Section 162(m) of the Internal Revenue Code.

Chief Executive Officer Compensation

Mr. Snider received an annual base salary of $525,000 from Universal during 2006. In March 2007, Mr. Snider received a bonus of $285,000 from Universal for 2006. Mr. Snider was granted options representing 130,000 shares of Universal's common stock with respect to Universal's previous twelve-month compensation review period, which ended on March 31, 2006. In addition, on December 13, 2006, the Universal Partnership granted Mr. Snider 85,714 unit options under the Partnership Plan and Universal granted Mr. Snider 85,714 UARs, which are aligned with the Universal Partnership's common unit price on the date of grant. Universal made matching contributions during 2006 of 203 shares of Universal common stock to Mr. Snider's Universal 401(k) Retirement and Savings Plan account and 278 shares of Universal common stock to his account under the employees' supplemental savings plan.

Mr. Snider's compensation is determined by the Universal Compensation Committee using substantially the same criteria utilized to determine compensation for the other Named Executive Officers, as described earlier in this CD&A.

Accounting Implications and Compensation Deductions Limitation

SFAS No. 123R. Effective January 1, 2006, Universal adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," which requires that compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. Prior to 2006, Universal accounted for stock options in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Under APB 25, stock option expense was not recognized in net income as the exercise price of stock options granted was equal to the market value of the stock on the date of grant. Universal adopted SFAS No. 123R utilizing the modified prospective transition method. As a result, prior periods have not been restated to reflect the impact of SFAS No. 123R.

IRC Section 162(m). Section 162(m) of the Internal Revenue Code, as amended (the "Code"), limits the deductibility of certain compensation expenses in excess of $1,000,000 to any one individual in any fiscal year. Compensation that is "performance based" is excluded from this limitation. For compensation to be "performance based," it must meet certain criteria including certain predetermined objective standards approved by stockholders. Universal believes that maintaining the discretion to evaluate the performance of its executive officers is an important part of Universal's responsibilities and benefits Universal's stockholders. Universal's Compensation Committee in coordination with Universal management periodically assesses the potential application of Section 162(m) on incentive compensation awards and other compensation decisions.

Potential Payments Upon Change of Control; Retention Bonus Plan

Change of Control Agreements

Universal has elected, as a policy matter, not to offer employment agreements to its executive officers. Accordingly, employees of Universal, including the Named Executive Officers, are employees at-will. This means that Universal may terminate an employee's employment at any time, with or without notice, with or without cause or reason and with or without the payment of any specified amounts. Generally, Universal's executive officers, including each of the Named Executive Officers, have entered into change of control agreements. Two non-executive employees have also entered into change of control agreements. Universal designed the agreements to retain its executives and provide continuity of management in the event of any actual or potential change of control of Universal. In the event of a change of control, certain benefits may be paid or provided to the Named Executive Officers. Additionally, Universal's incentive stock option plan and restricted stock plan provide that, upon a change of control, as defined in such plans, all awards of stock options and restricted shares automatically vest and, in the case of stock options, become exercisable. Additional information regarding potential payments upon a change of control can be found under "— Employment Contracts, Termination of Employment and Change-in-Control Arrangements."

Retention Bonus Plan

The merger agreement provides that prior to the consummation of the Universal merger, Universal may implement a cash retention plan of up to $10 million for some or all of its employees or employees of its subsidiaries, including executive officers.

On April 13, 2007, the Universal board of directors adopted a retention bonus plan for selected employees, including executive officers, that provides participants with a retention bonus in a lump sum cash payment upon continuing employment with Universal until a specified date or dates (each a "key date"). If a participant's employment with Universal is terminated prior to any key date by reason of death, disability or termination without cause (as defined in the retention bonus plan), that participant is entitled to be paid his or her entire retention bonus. If a participant's employment is terminated prior to any key date for any other reason, that participant will not be entitled to any unpaid portion of his or her retention bonus. As of the date of this joint proxy statement/prospectus, the following executive officers are entitled to receive a retention bonus award, in the amounts set forth below, upon the later of (1) six months after the consummation of the mergers and (2) April 30, 2008 (except that Mr. Bickett will receive one half of his retention bonus award on that date and the other half of his award upon the later of (1) 12 months after the consummation of the mergers and (2) October 31, 2008):

Named Executive Officer	Amount of Retention Bonus Award
J. Michael Anderson	$160,000
D. Bradley Childers	$160,000
Kirk E. Townsend	$125,000
Richard Leong	$125,000
Donald C. Wayne	$125,000
Kenneth Bickett	$100,000

Equity Ownership Requirements

Universal does not have any policy or guidelines that require specified ownership of its securities by its directors or executive officers or retention guidelines applicable to equity-based awards granted to directors or executive officers. Information regarding Universal director and Named Executive Officer equity ownership can be found in the compensation tables that follow this CD&A.

Conclusion

In conclusion, we believe Universal's executive compensation programs are:

- appropriate in amount;
- appropriately applied to Universal's executive officers; and
- necessary to retain the executive officers who are essential to the continued development and success of Universal, to compensate those executive officers for their contributions and to enhance stockholders' value.

Compensation Committee Report

The Compensation Committee of Universal's board of directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with Universal management and, based on such review and discussion, the Compensation Committee recommended to Universal's board of directors that the Compensation Discussion and Analysis be included in this joint proxy statement/prospectus.

The Compensation Committee

J.W.G. "Will" Honeybourne, Chairman
Uriel E. Dutton
William M. Pruellage
Lisa W. Rodriguez

Executive Officer Compensation

Summary Compensation Table

The following table summarizes the compensation of Universal's Chief Executive Officer, Chief Financial Officer and three highest paid executive officers other than its Chief Executive Officer and Chief Financial Officer ("Named Executive Officers") for the twelve months ended December 31, 2006.

Name and Position	Year	(1) Salary ($)	Bonus ($)	(2) Stock Awards ($)	(3) Option Awards ($)	(4) Non-Equity Incentive Plan Compensation ($)	(5) All Other Compensation ($)	(6) Total ($)
Stephen A. Snider President and Chief Executive Officer	2006	$525,000	$—	$240,120	$1,018,793	$285,000	$39,080	$2,107,993
J. Michael Anderson Senior Vice President and Chief Financial Officer	2006	302,500	—	242,807	347,654	115,000	16,080	1,024,041
Ernie L. Danner Executive Vice President and Chief Operating Officer	2006	337,500	—	270,353	392,118	147,000	25,486	1,172,457
D. Bradley Childers Senior Vice President	2006	287,500	—	210,687	312,135	115,000	18,505	943,827
Kirk E. Townsend Senior Vice President	2006	307,500	—	180,235	309,485	95,000	25,881	918,101

(1) The amounts included in the "Salary" column represent the amounts paid in salary for the twelve months ended December 31, 2006.

(2) The amounts included in the "Stock Awards" column represent the compensation cost recognized for the twelve months ended December 31, 2006 related to non-option stock awards, as described in Statement of Financial Accounting Standards No. 123R. For a discussion of valuation assumptions, see Note 8 to Universal's consolidated financial statements in Universal's Form 10-K for the twelve months ended December 31, 2006. Please see the "Grants of Plan-Based Awards Table" for more information regarding the stock awards granted by Universal and the Universal Partnership in 2006.

(3) The amounts included in the "Option Awards" column represent the compensation cost recognized for the twelve months ended December 31, 2006 related to option awards, as described in Statement of Financial Accounting Standards No. 123R. For a discussion of valuation assumptions, see Note 8 to Universal's consolidated financial statements in Universal's Form 10-K for the twelve months ended December 31, 2006. Please see the "Grants of Plan-Based Awards Table" for more information regarding the option awards granted by Universal and the Universal Partnership in 2006.

(4) The amount included in the "Non-Equity Incentive Plan Compensation" column represents the awards paid in 2007 under the 2006 OIP, which covered the nine-month compensation measurement and performance review period beginning April 1, 2006 and ending December 31, 2006.

(5) The amounts shown in the "All Other Compensation" column are attributable to the following, which did exceed $10,000 in the aggregate:

- *Mr. Snider:* $7,005 for 2006 contribution for executive medical coverage under Universal's Medical Expense Reimbursement Plan ("MERP"); $9,450 for matching contributions to his contributions under the Universal 401(k) Retirement and Savings Plan; $14,175 for matching contributions under the Universal employees' supplemental savings plan; and $8,450 for tax assistance and executive wellness.

- *Mr. Anderson:* $7,005 for 2006 contribution for executive medical coverage under MERP; $6,300 for matching contributions to his contributions under the Universal 401(k) Retirement and Savings Plan; and $2,775 for matching contributions under the Universal employees' supplemental savings plan.

- *Mr. Danner:* $7,005 for 2006 contribution for executive medical coverage under MERP; $9,450 for matching contributions to his contributions under the Universal 401(k) Retirement and Savings Plan;

$5,011 for matching contributions under the Universal employees' supplemental savings plan; and $4,020 for tax assistance and executive wellness.

- *Mr. Childers:* $7,005 for 2006 contribution for executive medical coverage under MERP; $6,300 for matching contributions to his contributions under the Universal 401(k) Retirement and Savings Plan; $2,325 for matching contributions under the Universal employees' supplemental savings plan; and $2,875 for tax assistance and executive wellness.
- *Mr. Townsend:* $7,005 for 2006 contribution for executive medical coverage under MERP; $9,450 for matching contributions to his contributions under the Universal 401(k) Retirement and Savings Plan; $4,388 for matching contributions under the Universal employees' supplemental savings plan; and $5,038 for tax assistance and club dues.

(6) The amount included in the "Total" compensation column represents the sum of all the other Summary Compensation Table columns.

Grants of Plan-Based Awards Table

The following Grants of Plan-Based Awards Table provides additional information about stock and option awards and non-equity incentive plan awards granted to Universal's Named Executive Officers during the twelve months ended December 31, 2006, by both Universal and the Universal Partnership.

Name	Grant Date	(1) Estimated Future Payouts Under Non-Equity Incentive Plan Awards			(2) All Other Stock Awards: Number of Shares of Stock or Units	(3) All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	(4) Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Max. ($)	(#)	(#)	($/Sh)	
Stephen A. Snider		$110,000	$550,000	$1,100,000				
President and Chief	3/3/2006					130,000	$43.39	$2,338,700
Executive Officer	12/13/2006					85,714	25.94	154,088
	12/13/2006					85,714	25.94	154,088
								$2,646,876
J. Michael Anderson.		$ 43,400	$217,000	$ 434,000				
Sr. Vice President and	3/3/2006					20,000	$43.39	$ 359,800
Chief Financial Officer	3/3/2006				9,000			390,330
	12/13/2006					64,286	25.94	115,567
	12/13/2006					64,286	25.94	115,567
								$ 981,264
Ernie L. Danner.		$ 56,800	$284,000	$ 568,000				
Executive Vice President	3/3/2006					25,000	$43.39	$ 449,750
and Chief Operating Officer	3/3/2006				15,000			650,550
	12/13/2006					64,286	25.94	115,567
	12/13/2006					64,286	25.94	115,567
								$1,331,434
D. Bradley Childers		$ 42,000	$210,000	$ 420,000				
Senior Vice President	3/3/2006					20,000	$43.39	$ 359,800
	3/3/2006				9,000			390,330
	12/13/2006					42,857	25.94	77,044
	12/13/2006					42,857	25.94	77,044
								$ 904,218
Kirk E. Townsend		$ 44,100	$220,500	$ 441,000				
Senior Vice President	3/3/2006					20,000	$43.39	$ 359,800
	3/3/2006				10,000			433,700
	12/13/2006					42,857	25.94	77,044
	12/13/2006					42,857	25.94	77,044
								$ 947,588

(1) The amounts shown reflect Universal's 2006 OIP range of payouts. Universal's Compensation Committee established target OIP awards, expressed as a percentage of the executive's 2006 base salary, and individual and company performance measures for the purpose of determining the amount paid out under the 2006 OIP for each executive officer for the twelve months ended December 31, 2006. The amount shown in the "target" column represents the target percentage of each executive officer's 2006 base salary. For 2006, the target percentages were: 100% for Mr. Snider; 80% for Mr. Danner and 70% for Messrs. Anderson, Childers and Townsend. The amount shown in the "maximum" column represents the maximum amount payable under the 2006 OIP, which is 200% of the target amount shown. The amount shown in the "threshold" column represents the amount payable under the 2006 OIP if only the minimum level of company performance of the 2006 OIP is attained, which is 20% of the target amount shown. See "Compensation Discussion and Analysis" for more information regarding Universal's OIP.

(2) Includes long-term incentive awards under the Universal restricted stock plan. See the table titled "Outstanding Equity Awards at Fiscal Year-End" for additional information on equity awards.

(3) Includes long-term incentive awards under the Universal incentive stock option plan and Universal Partnership's Long-Term Incentive Plan, and awards of UARs. See the table titled "Outstanding Equity Awards at Fiscal Year-End" for additional information on equity awards.

(4) Represents the full grant date fair value of the awards computed in accordance with Statement of Financial Accounting Standards No. 123R.

Outstanding Equity Awards at Fiscal Year-End Table

The following Outstanding Equity Awards at Fiscal Year-End Table includes equity awards under Universal's and the Universal Partnership's long-term incentive plans. Unless specifically identified in the footnotes below, the awards are granted under the applicable Universal long-term incentive plan. The numbers contained herein are for the twelve months ended December 31, 2006.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	(1) Market Value of Shares or Units of Stock That Have Not Vested ($)
Stephen A. Snider President and Chief Executive Officer	90,523		$31.65	12/11/2010	11,250(2)	$ 698,738
	97,024		33.60	4/20/2011	20,000(3)	1,242,200
	145,306		21.30	2/19/2012		
	29,015		16.71	3/10/2013		
	23,333(4)	11,667(4)	30.07	4/30/2014		
	10,000(5)	20,000(5)	38.15	3/9/2015		
	—	130,000(6)	43.39	3/3/2016		
		85,714(7)	25.94	3/15/2010		
		85,714(8)	25.94	3/15/2010		
	395,201	333,095				
J. Michael Anderson Senior Vice President and Chief Financial Officer	67,660		$17.30	3/31/2013	10,000(9)	$ 621,100
	17,340		17.30	3/31/2013	6,000(2)	372,660
	13,333(4)	6,667(4)	30.07	4/30/2014	8,000(3)	496,880
	5,666(5)	11,334(5)	38.15	3/9/2015	9,000(10)	558,990
	—	20,000(6)	43.39	3/3/2016		
		64,286(7)	25.94	3/15/2010		
		64,286(8)	25.94	3/15/2010		
	103,999	166,573				
Ernie L. Danner Executive Vice President and Chief Operating Officer	50,523		$31.65	12/11/2010	9,000(2)	$ 558,990
	17,024		33.60	4/20/2011	12,000(3)	745,320
	20,306		21.30	2/19/2012	15,000(10)	931,650
	16,666(4)	8,334(4)	30.07	4/30/2014		
	7,333(5)	14,667(5)	38.15	3/9/2015		
	—	25,000(6)	43.39	3/3/2016		
		64,286(7)	25.94	3/15/2010		
		64,286(8)	25.94	3/15/2010		
	111,852	176,573				

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	(1) Market Value of Shares or Units of Stock That Have Not Vested ($)
D. Bradley Childers Senior Vice President	38,420		$19.03	9/3/2012	2,500(11)	$ 155,275
	25,000		16.71	3/10/2013	6,000(2)	372,660
	13,333(4)	6,667(4)	30.07	4/30/2014	8,000(3)	496,880
	5,666(5)	11,334(5)	38.15	3/9/2015	9,000(10)	558,990
	—	20,000(6)	43.39	3/3/2016		
		42,857(7)	25.94	3/15/2010		
		42,857(8)	25.94	3/15/2010		
	82,419	123,715				
Kirk E. Townsend Senior Vice President	15,000		$22.00	5/23/2010	6,000(2)	$ 372,660
	35,000		31.65	12/11/2010	8,000(3)	496,880
	2,976		33.60	4/20/2011	10,000(10)	621,100
	4,694		21.30	2/19/2012		
	13,333(4)	6,667(4)	30.07	4/30/2014		
	5,666(5)	11,334(5)	38.15	3/9/2015		
	—	20,000(6)	43.39	3/3/2016		
		42,857(7)	25.94	3/15/2010		
		42,857(8)	25.94	3/15/2010		
	76,669	123,715				

(1) Based on the closing price of Universal common stock as of December 29, 2006 ($62.11).

(2) Remainder of unvested portion of April 30, 2004 restricted stock grant vests ratably on April 30, 2007, April 30, 2008, and April 30, 2009.

(3) March 9, 2005 restricted stock grant vests ratably on March 9, 2007, March 9, 2008, March 9, 2009 and March 9, 2010.

(4) Options vest ratably and become exercisable on the first three anniversaries of the grant date and are fully vested on April 30, 2007.

(5) Options vest ratably and become exercisable on the first three anniversaries of the grant date and are fully vested on March 9, 2008.

(6) Options vest ratably and become exercisable on the first three anniversaries of the grant date and are fully vested on March 3, 2009.

(7) Unit Option grant under the Universal Partnership's Long-Term Incentive Plan vests on January 1, 2009.

(8) UAR grant vests on January 1, 2009.

(9) Remainder of unvested portion of March 31, 2003 restricted stock grant vests ratably on March 31, 2007 and March 31, 2008.

(10) March 3, 2006 restricted stock grant vests ratably on March 3, 2008, March 3, 2009, March 3, 2010 and March 3, 2011.

(11) Unvested portion of September 3, 2002 restricted stock grant vests on September 3, 2007.

Option Exercises and Stock Vested Table

The following Option Exercises and Stock Vested Table provides additional information about the value realized by Universal's Named Executive Officers on option award exercises and stock award vesting during the twelve months ended December 31, 2006.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	(1) Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	(2) Value Realized on Vesting ($)
Stephen A. Snider President and Chief Executive Officer	111,384	$4,726,073	11,250(3)	$518,025(3)
J. Michael Anderson Senior Vice President and Chief Financial Officer	—	—	7,000(4)	365,150(4)
Ernie L. Danner Executive Vice President and Chief Operating Officer	158,695	6,747,651	8,000(5)	373,300(5)
D. Bradley Childers Senior Vice President	1,580	70,120	4,500(6)	251,550(6)
Kirk E. Townsend Senior Vice President	53,998	2,090,751	4,500(7)	214,600(7)

(1) Amount in "Value Realized on Exercise" column represents the aggregate dollar value realized upon the exercise of options to purchase Universal common stock.

(2) Amount in "Value Realized on Vesting" column represents the number of shares vested multiplied by the market price of a share of Universal common stock on the date of vesting.

(3) The number of vested shares of Universal common stock reported for Mr. Snider is attributable to vesting of the following awards:

7,500 restricted shares at $41.12 — $308,400
3,750 restricted shares at $55.90 — $209,625

(4) The number of vested shares of Universal common stock reported for Mr. Anderson is attributable to vesting of the following awards:

5,000 restricted shares at $50.67 — $253,350
2,000 restricted shares at $55.90 — $111,800

(5) The number of vested shares of Universal common stock reported for Mr. Danner is attributable to vesting of the following awards:

5,000 restricted shares at $41.12 — $205,600
3,000 restricted shares at $55.90 — $167,700

(6) The amount of shares of Universal common stock reported for Mr. Childers is attributable to vesting of the following awards:

2,500 restricted stock at $55.90 — $139,750
2,000 restricted stock at $55.90 — $111,800

(7) The number of vested shares of Universal common stock reported for Mr. Townsend is attributable to vesting of the following awards:

2,500 restricted shares at $41.12 — $102,800
2,000 restricted shares at $55.90 — $111,800

Nonqualified Deferred Compensation Table

The following Nonqualified Deferred Compensation Table summarizes Universal's Named Executive Officers' compensation under Universal's nonqualified supplemental retirement plan for the twelve months ended December 31, 2006.

Name	(1) Executive Contributions in Last Fiscal Year ($)	(2) Registrant Contributions in Last Fiscal Year ($)	(3) Aggregate Earnings in Last Fiscal Year ($)	(4) Aggregate Balance at Last Fiscal Year-End ($)
Stephen A. Snider President and Chief Executive Officer	$541,452	$14,175	$208,271	$2,176,653
J. Michael Anderson Senior Vice President and Chief Financial Officer	12,836	2,775	24,957	145,307
Ernie L. Danner Executive Vice President and Chief Operating Officer	59,654	5,011	222,824	1,617,893
D. Bradley Childers Senior Vice President	16,265	2,325	12,248	77,747
Kirk E. Townsend Senior Vice President	17,969	4,388	21,806	129,248

(1) Amounts shown represent contributions made by each Named Executive Officer to Universal's non-qualified deferred compensation plan, the Universal employees' supplemental savings plan, during calendar year 2006. In addition, Mr. Snider elected to defer $429,629 of his incentive awarded in 2006 with respect to the 2005 compensation measurement and performance review period.

(2) Amounts shown represent matching contributions made by Universal to each Named Executive Officer's employees' supplemental savings plan accounts.

(3) Amounts shown represent earnings under the Universal employees' supplemental savings plan considering historical balances, and Named Executive Officer and Universal's contributions during 2006.

(4) Amounts shown represent the aggregate employees' supplemental savings plan balance for each Universal Named Executive Officer at December 31, 2006.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Universal has elected, as a policy matter, not to offer employment agreements to its executive officers. However, certain of Universal's executive officers are offered change of control agreements pursuant to which they may receive certain payments. Universal designed the change of control agreements to retain its executives and provide continuity of management in the event of any actual or potential change of control of Universal. To date, nine officers of Universal, including the Named Executive Officers have entered into change of control agreements with Universal. In addition, Universal has agreed that Mr. Snider, its President and Chief Executive Officer, and his spouse will be entitled to continue to participate, at Universal's expense, in Universal's medical benefit plan following his retirement so long as he remains an active employee of Universal until his retirement. Each change of control agreement provides that if, during the one-year period following a change of control, Universal terminates the executive's employment other than for cause, death or disability, or the executive terminates for good reason, then Universal will pay the executive in a lump sum in cash within 30 days after the date of termination the following:

- An amount equal to the executive's annual base salary through the date of termination and a pro rated annual bonus based upon the greater of the annual bonus that would be payable to the executive for that year or the executive's highest annual bonus over the preceding three years;
- An amount equal to two times the executive's current annual base salary and two times the greater of the annual bonus that would be payable to the executive for that year or the executive's highest annual bonus over the preceding three years;

- An amount equal to two times the employee's basic and matching contributions credited to the executive under Universal's 401(k) Retirement and Savings Plan and any other Universal deferred compensation plan during the 12-month period immediately preceding the month of the executive's date of termination, such amount being grossed up so that the amount the executive actually receives after payment of any federal or state taxes payable equals the amount described above;
- For a period of two years following the executive's date of termination, Universal will provide company medical and welfare benefits to the executive or the executive's family equal to those benefits which would have been provided to such executive in accordance with the benefits if the executive's employment had not been terminated;
- Universal will pay the executive an amount equal to the amount forfeited by the executive under its deferred compensation plan, 401(k) Retirement and Savings Plan or any similar plan;
- All stock options, restricted stock, restricted stock units or other stock-based awards held by the executive that are not vested, will vest; and
- In the event that any payment or distribution made by Universal to or for the benefit of the executive would be subject to a federal excise tax, then the executive is entitled to receive an additional gross-up payment.

For the definitions of "good reason" and "cause," as those terms are used in the change of control agreements, please see page 69 of this joint proxy statement/prospectus.

All payments to Universal's executive officers and the non-executive employees mentioned above under the change of control agreements are made in exchange for a commitment from such persons to not (1) disclose any confidential information concerning Universal, (2) employ or seek to employ any key employee of Universal or solicit or encourage such key employee to terminate his or her employment with Universal during the two-year period following the termination of the executive's employment or (3) engage in a competitive business for a period of one-year following the executive's termination. The Universal merger contemplated by the merger agreement, if consummated, will constitute a change of control under the change of control agreements.

Additionally, the Partnership Plan provides that, upon a change of control (defined in the Partnership Plan to include (1) any "person" or "group," other than affiliates, becoming the beneficial owner of 50% or more of the voting power of the outstanding equity interests of Universal or the Universal Partnership, (2) a person other than Universal, UCO GP, LLC or one of their affiliates becoming the general partner of the Universal Partnership or (3) the sale or other disposition of all or substantially all of the assets of Universal, UCO GP, LLC or the Universal Partnership) all awards of phantom units (including the related DERS) and unit options automatically vest and become payable or exercisable, as the case may be. The Universal merger contemplated by the merger agreement, if consummated, will not constitute a change of control under the Partnership Plan.

Assuming the occurrence of a triggering event under each of the Universal change of control agreements and the Partnership Plan on December 31, 2006, and assuming a Universal stock value of $62.11 per share and a Partnership common unit value of $26.84 per unit (the December 31, 2006 closing prices, respectively), Universal's Named Executive Officers would receive the following estimated benefits:

Name	Cash Severance	Release of Restricted Universal Stock	Early Universal Option Vesting	Medical Coverage	Excise Tax Reimbursement	Universal Partnership Unit Options	Other(1)	Total
Stephen A. Snider	$2,818,500	$1,940,938	$3,286,611	$23,944	$22,906	$77,143	$47,250	$8,217,292
J. Michael Anderson	1,329,740	2,049,630	859,573	23,944	8,798	57,857	31,509	4,361,051
Ernie L. Danner	1,427,024	2,235,960	1,086,443	23,944	14,020	57,857	28,922	4,874,170
D. Bradley Childers	1,167,106	1,583,805	859,573	23,944	8,362	38,571	31,097	3,712,458
Kirk E. Townsend	1,386,000	1,490,640	859,573	23,944	13,416	38,571	27,675	3,839,819

(1) Amounts shown represent each Universal's Named Executive Officer's unvested account balance and Universal's matching contributions under each of Universal's 401(k) Retirement and Savings Plan and employees' supplemental savings plan.

Compensation Committee Interlocks and Insider Participation

Messrs. Honeybourne (Chair), Dutton, Pruellage and Ms. Rodriguez served on Universal's Compensation Committee. There were no compensation committee interlocks or insider participation in 2006.

Director Compensation

Officers or employees of Universal or its affiliates who also serve as directors of Universal do not receive additional compensation for their service as a director of Universal. Each of Messrs. Snider and Danner are officers of Universal and also serve as directors. In September 2006, Universal's board of directors modified the program for equity compensation for its non-employee directors. Directors who are not officers or employees of Universal currently receive compensation consisting of:

- an annual retainer of $30,000;
- an annual retainer fee for the chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of $10,000, $5,000 and $5,000, respectively;
- a fee per board of directors meeting of $1,000 if attended in person or $500 if attended telephonically;
- a fee per committee meeting for each committee member who is a chairperson of $1,500, whether attended in person or telephonically; and
- a fee per committee meeting for each committee member who is a non-chairperson of $1,000 if attended in person or $500 if attended telephonically.

Pursuant to Universal's directors' stock plan, directors may elect to receive all or a portion of their director fees in the form of Universal common stock. In addition, directors who are not Universal officers are eligible to receive stock option awards under Universal's incentive stock option plan.

On September 8, 2006, Universal's board of directors, based upon advice from a third party compensation consultant, adjusted the stock option grant methodology used to compensate its directors who are not employees of Universal. Previously, Universal's non-employee directors had been awarded annual grants of options using a fixed number of shares under Universal's incentive stock option plan, which was 7,500 before the methodology change. Universal's board of directors elected to move to a grant-date value with a target award equal to $125,000 (with an assumed option valuation rate as a percentage of face value) rounded to the nearest 100 options. No other modifications were made to Universal's director compensation arrangements at that time.

Each director is reimbursed for his or her reasonable out-of-pocket expenses in connection with attending meetings of the board of directors or committees, and each director will be fully indemnified by Universal for actions associated with being a director to the extent permitted under Delaware law.

interest in the Universal Partnership. Universal is, therefore, a "related person" to the Universal Partnership as such term is defined by the SEC.

The following summarizes the distributions and payments made or to be made to or by the Universal Partnership to Universal, and the other unitholders, in connection with the formation, ongoing operation and any liquidation of the Universal Partnership. These distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm's-length negotiations.

Formation Stage

The consideration received by Universal and its subsidiaries for the contribution of the assets and liabilities to Universal Partnership on October 20, 2006

- 825,000 common units of Universal Partnership, which were later redeemed by Universal Partnership using a portion of the aggregate net proceeds from the initial offering;
- 6,325,000 subordinated units of Universal Partnership;
- 258,163 general partner units of Universal Partnership;
- Universal Partnership's general partner's incentive distribution rights; and
- Universal Partnership's assumption of $228.4 million of Universal's indebtedness.

Operational Stage

Distributions of available cash to Universal Partnership's general partner and its affiliates

Universal Partnership will generally make cash distributions 98% to its unitholders on a pro rata basis, including Universal, as the holder of 6,325,000 subordinated units and 2% to Universal Partnership's general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, then Universal is entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming Universal Partnership has sufficient available cash to pay the full minimum quarterly distribution on all of Universal's outstanding units for four quarters, Universal would receive an annual distribution of approximately $0.4 million on its general partner units and $8.9 million on its subordinated units. On February 14, 2007, Universal Partnership paid a prorated quarterly distribution on all its outstanding units with respect to the period from October 20, 2006 to December 31, 2006, including the following to Universal: approximately $0.1 million on Universal's general partner units and $1.8 million on its subordinated units.

Payments to Universal Partnership's general partner and its affiliates

Subject to certain caps, Universal Partnership reimburses Universal for the payment of all direct and indirect expenses incurred on Universal Partnership's behalf. For further information regarding the reimbursement of these expenses, please read "— Omnibus Agreement" below.

Withdrawal or removal of Universal Partnership's general partner

If Universal withdraws or is removed in its general partner capacity, Universal's general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests.

Liquidation Stage

Liquidation

Upon liquidation of Universal Partnership, the partners of Universal Partnership, including Universal in its general partner capacity, will be entitled to receive liquidating distributions according to their respective capital account balances.

Pursuant to the terms of Universal Partnership's Omnibus Agreement (as described below), Universal Partnership reimburses Universal for (1) allocated expenses of operational personnel who perform services for Universal Partnership's benefit, (2) direct costs incurred with operating and maintaining Universal Partnership's assets and (3) its allocated selling, general and administrative expenses. Universal does not receive any management fee or other compensation for management of Universal Partnership. Subject to certain caps, Universal is reimbursed for certain expenses incurred on Universal Partnership's behalf, including the compensation of Universal employees who perform services on Universal Partnership's behalf. These expenses include all expenses necessary or appropriate to the conduct of Universal Partnership's business and that are allocable to Universal Partnership. Universal Partnership's partnership agreement provides that Universal, in its general partner capacity, will determine in good faith the expenses that are allocable to Universal Partnership. Except as provided in the omnibus agreement, there is no cap on the amount that may be paid or reimbursed by Universal Partnership to Universal for compensation or expenses incurred on Universal Partnership's behalf.

Omnibus Agreement

Upon the closing of Universal Partnership's initial public offering, Universal Partnership entered into an omnibus agreement ("omnibus agreement") with Universal and others. The following describes the provisions of the omnibus agreement. The omnibus agreement (other than the indemnification obligations described below under "— Indemnification for Environmental and Related Liabilities") will terminate on a change of control of Universal Partnership's general partner (which is currently wholly owned by Universal's wholly owned operating subsidiary, Universal Compression, Inc.) or the removal or withdrawal of its general partner, and certain provisions will terminate upon a change of control of Universal.

Non-competition

Under the omnibus agreement, Universal agreed not to offer or provide compression services in the United States to the contract compression services customers contributed to Universal Partnership in connection with the closing of its initial public offering. In addition, under the omnibus agreement, Universal Partnership agreed not to offer or provide compression services to its domestic contract compression services customers.

Universal also agreed that new customers for contract compression services will be for Universal Partnership's account unless the new customer is unwilling to contract with Universal Partnership or unwilling to do so under Universal Partnership's new form of compression services agreement. If a new customer is unwilling to enter into such an arrangement with Universal Partnership, then Universal may provide compression services to the new customer.

Unless the omnibus agreement is terminated earlier as described above, the non-competition provisions of the omnibus agreement will terminate in October 2009. If a change of control of Universal occurs prior to October 2009, and neither the omnibus agreement nor the non-competition arrangements have already terminated, Universal will agree for the remaining term of the non-competition arrangements not to provide compression services to Universal Partnership's customers at the sites at which Universal Partnership is providing compression services to them at the time of the change of control.

Indemnification for Environmental and Related Liabilities

Under the omnibus agreement, Universal has agreed to indemnify Universal Partnership for three years after the closing of Universal Partnership's initial public offering against certain potential environmental claims, losses and expenses associated with the operation of Universal Partnership's assets and occurring before the closing date of the initial public offering. Universal's maximum liability for this indemnification obligation will not exceed $5 million and Universal will not have any obligation under this indemnification until Universal Partnership's aggregate losses exceed $250,000. Universal will have no indemnification obligations with respect to environmental claims made as a result of additions to or modifications of environmental laws promulgated after the closing date of Universal Partnership's initial public offering. Universal Partnership has agreed to indemnify Universal against environmental liabilities related to Universal Partnership's assets to the extent Universal is not required to indemnify Universal Partnership.

Additionally, Universal will indemnify Universal Partnership for losses attributable to title defects, retained assets and income taxes attributable to pre-closing operations. Universal Partnership will indemnify Universal for all losses attributable to the post-closing operations of the assets contributed to Universal Partnership, to the extent not subject to Universal's indemnification obligations. For the period June 22, 2006 through December 31, 2006, there were no requests for indemnification by either party in 2006.

Purchase of New Compression Equipment from Universal

Pursuant to the omnibus agreement, Universal Partnership is permitted to purchase newly fabricated compression equipment from Universal at Universal's cost to fabricate such equipment plus a fixed margin of 10%, which may be modified with the approval of Universal and the conflicts committee of the board of directors of Universal Partnership's general partner. For the period June 22, 2006, the date of the Universal Partnership's formation, through December 31, 2006, Universal did not sell any new compression equipment to Universal Partnership.

Transfer of Compression Equipment with Universal

Pursuant to the omnibus agreement, in the event that Universal determines in good faith that there exists a need on the part of its contract compression services business or on Universal Partnership's part to transfer compression equipment between Universal and Universal Partnership so as to fulfill the compression services obligations of either of Universal or Universal Partnership, such equipment may be so transferred if it will not cause Universal Partnership to breach any existing contracts or to suffer a loss of revenue under an existing compression services contract or incur any unreimbursed costs.

In consideration for such transfer of compression equipment, the transferee will either (1) transfer to the transferor compression equipment equal in value to the appraised value of the compression equipment transferred to it; (2) agree to lease such compression equipment from the transferor; or (3) pay the transferor an amount in cash equal to the appraised value of the compression equipment transferred to it.

Unless the omnibus agreement is terminated earlier as discussed above, the transfer of compression equipment provisions of the omnibus agreement described above will terminate in October 2009.

For the period June 22, 2006, the date of the Universal Partnership's formation, through December 31, 2006, the Universal Partnership had revenues from Universal and associated cost of sales related to leases of compression equipment of $37,000 and $72,000, respectively.

Reimbursement of Operating and Selling, General and Administrative Expense

Universal provides all operational staff, corporate staff and support services reasonably necessary to run Universal Partnership's business. The services provided by Universal may include, without limitation, operations, marketing, maintenance and repair, periodic overhauls of compression equipment, inventory management, legal, accounting, treasury, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, taxes, facilities management, investor relations, enterprise resource planning system, training, executive, sales, business development and engineering.

Costs incurred by Universal directly attributable to Universal Partnership are charged to Universal Partnership in full. Costs incurred by Universal that are indirectly attributable to Universal Partnership and Universal's other operations are allocated among Universal Partnership and Universal's other operations. The allocation methodologies vary based on the nature of the charge and include, among other things, revenue, employee headcount and net assets.

Universal has agreed that, for a period that will terminate on December 31, 2008, Universal Partnership's obligation to reimburse Universal for (1) any cost of sales that Universal incurs in the operation of Universal Partnership's business will be capped at an amount equal to $16.95 per horsepower (after taking into account any such costs Universal Partnership incurs and pays directly) on a quarterly basis; and (2) any selling, general and administrative costs allocated to Universal Partnership will be capped at $2.5 million per quarter (after taking into account any such costs Universal Partnership incurs and pays directly). These caps may be subject to increases in connection with expansions of Universal Partnership's operations through the acquisition or construction of new assets or businesses.

In 2006, Universal Partnership's cost of sales exceeded the $4.4 million prorated portion of the cap for the period from October 20, 2006 to December 31, 2006 by $0.5 million. The excess amount over the cap is being accounted for by Universal as a capital contribution to Universal Partnership.

Transactions with Tide-Air

In 2006, Universal purchased, in the aggregate, goods and services costing approximately $384,000 from Tide-Air, Inc. Mr. Danner, Universal's Executive Vice President and Chief Operating Officer and a Universal director, is a director of and owned a 45% interest in Tide-Air. Tide-Air ceased doing business with Universal in August 2006 when it disposed of all of its operations to an entity not affiliated with Mr. Danner. Therefore, Mr. Danner, who currently owns a 34% interest in Tide-Air, had no economic interest in payments made to the successor of Tide-Air's business after August 2006.

All transactions with Tide-Air were conducted in an arm's-length manner and without the direct or indirect involvement of Mr. Danner. Universal's aggregate business with Tide-Air represented approximately 6% of Tide-Air's revenues in 2006.

PROPOSAL 5
RATIFICATION OF REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Item 5 on Proxy Card)

Universal's Audit Committee has appointed Deloitte & Touche LLP to serve as Universal's independent registered public accounting firm for the twelve months ending December 31, 2007. Deloitte & Touche LLP has served as Universal's independent registered public accounting firm since Universal's formation.

Universal has been advised by Deloitte & Touche LLP that neither the firm, nor any member of the firm, has any financial interest, direct or indirect, in any capacity in Universal or its subsidiaries.

One or more representatives of Deloitte & Touche LLP are expected to be present at Universal's 2007 annual meeting. The representatives will have an opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions.

In voting on the ratification of the appointment of Deloitte & Touche LLP as Universal's independent registered public accounting firm, you may vote in favor of the ratification, against the ratification or abstain from voting on the ratification. The ratification of the appointment of Deloitte & Touche LLP as Universal's independent registered public accounting firm will be approved upon receiving the affirmative vote of the holders of a majority of the votes cast at Universal's 2007 annual meeting. If Universal's stockholders do not ratify the appointment of Deloitte & Touche LLP, Universal's Audit Committee may reconsider the appointment.

If the proposed mergers receive the requisite stockholder approvals at the respective annual stockholders meetings of Hanover and Universal, Deloitte & Touche LLP (or any other independent registered public accounting firm retained by Universal's Audit Committee) will serve as Universal's independent registered public accounting firm until all of the other conditions to closing of the mergers are satisfied or waived and the mergers are consummated. Following consummation of the mergers, the Audit Committee of Holdings will select and retain Holdings' independent registered public accounting firm.

Audit and Other Fees

The following table presents fees for professional services rendered by Universal's independent registered public accounting firm, Deloitte & Touche LLP, that were billed to Universal for its last two fiscal periods — the twelve months ended December 31, 2006 and nine months ended December 31, 2005.

	Twelve Months Ended December 31, 2006	Nine Months Ended December 31, 2005
	(In thousands)	
Audit fees(1)	$2,810.5	$675.4
Audit-related fees(2)	106.0	117.2
Tax fees(3)	103.5	149.5
All other fees	—	—
Total fees:	$3,020.0	$942.1

(1) Audit fees consist of professional services rendered for the audit of Universal's annual financial statements, the audit of the effectiveness of Universal's internal control over financial reporting and the reviews of the quarterly financial statements. This category also includes fees for issuance of comfort letters, consents, assistance with and review of documents filed with the SEC, statutory audit fees and work done by tax professionals in connection with the audit and quarterly reviews.

(2) Audit-related fees primarily include fees for audits of Universal's benefit plans, operating lease facilities and consultations concerning financial accounting and reporting matters.

(3) Tax fees include fees primarily related to tax compliance, tax advice and tax planning.

In considering the nature of the services provided by Deloitte & Touche LLP, Universal's Audit Committee determined that such services are compatible with the provision of independent audit services. Universal's Audit Committee discussed these services with the independent registered public accounting firm and Universal management to determine that they are permitted under the rules and regulations concerning auditor independence promulgated by the SEC to implement the Sarbanes-Oxley Act of 2002, as well as the American Institute of Certified Public Accountants.

Pre-Approval Policy

The services performed by the independent registered public accounting firm during 2006 were approved in advance by Universal's Audit Committee. Any requests for audit, audit-related, tax and other services to be performed by Deloitte & Touche LLP must be submitted to Universal's Audit Committee for pre-approval. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant pre-approval between meetings, as necessary, has been delegated to Universal's Audit Committee Chair, or, in the absence or unavailability of the Chair, one of the other members. Any such pre-approval must be reviewed at the next regularly scheduled Audit Committee meeting.

The Universal board of directors recommends a vote FOR the ratification of the reappointment of Deloitte & Touche LLP as Universal's independent registered public accounting firm in this Proposal 5.

Report of the Audit Committee

In connection with the audit for the twelve-month period ended December 31, 2006, Universal's Audit Committee:

- reviewed and discussed with management Universal's audited financial statements for the twelve months ended December 31, 2006;
- discussed with Deloitte & Touche LLP, Universal's independent registered public accounting firm, the matters required to be discussed by Statement of Accounting Standards No. 61, as modified or supplemented;
- received from and discussed with Deloitte & Touche LLP the written disclosures and letter from the independent accountants required by Independence Standards Board Standard No. 1, as modified or supplemented, regarding their independence; and
- discussed with Deloitte & Touche LLP their independence and considered whether the provision of non-audit services provided by Deloitte & Touche LLP for Universal is compatible with maintaining their independence.

Based on the review and the discussions described in the preceding bullet points, Universal's Audit Committee recommended to Universal's board of directors that the audited financial statements for the twelve months ended December 31, 2006 and the report on internal control over financial reporting be included in Universal's Annual Report on Form 10-K for the same period for filing with the SEC. The Audit Committee also appointed Deloitte & Touche LLP as Universal's independent registered public accounting firm for the twelve months ending December 31, 2007.

Universal's management is responsible for Universal's internal controls, financial reporting process, internal audit process and the preparation of Universal's financial statements in accordance with generally accepted accounting principles in the United States. Deloitte & Touche LLP is responsible for auditing the financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board

(United States). The Audit Committee monitors and oversees these processes and procedures, but does not conduct auditing or accounting reviews.

Submitted by Universal's Audit Committee,

Janet F. Clark, Chair
Thomas C. Case
William M. Pruellage
Lisa W. Rodriguez

The foregoing report shall not be deemed incorporated by reference by any general statement or reference to this joint proxy statement/prospectus into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Universal specifically incorporates this information by reference, and shall not otherwise be deemed filed under those Acts.

Other Information

Section 16(a) Beneficial Ownership Reporting Compliance

Executive officers, directors and certain persons who own more than ten percent of Universal's common stock are required by Section 16(a) of the Securities Exchange Act of 1934 and related regulations to file reports of their ownership of Universal common stock with the SEC and the NYSE, and to furnish Universal with copies of the reports.

Three of Universal's reporting persons filed Form 5's. Universal received a written representation from the other reporting persons who did not file an annual report with the SEC on Form 5 that no Form 5 filing was due. Based solely on Universal's review of the reports and representations furnished to Universal by such reporting persons, Universal believes that all required Section 16(a) reports were timely filed during the fiscal year 2006, with the exception of a Form 4 disclosing one transaction that was filed late by Ms. Clark.

Transactions and Relationships with our Directors and Executive Officers

Please read "— Certain Relationships and Related Transactions" beginning on page 189 of this joint proxy statement/prospectus for information on transactions and relationships with Universal's directors and executive officers.

Cost of Solicitation of Proxies

Universal and Hanover will equally pay the fees for filing the registration statement of which this joint proxy statement/prospectus forms a part with the SEC and the costs and expenses of printing and mailing this joint proxy statement/prospectus. Universal will pay the cost of soliciting proxies from its stockholders. Universal has hired Georgeson Inc. to help Universal distribute proxy materials and request proxies. Georgeson's fee for this service is $10,000 plus expenses. In addition to solicitation by mail, proxies may be requested by mail or telephone, via the Internet or in person. Universal will also arrange with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy materials to their principals, and they will be reimbursed for their expenses in doing so. Officers and other Universal employees, as yet undesignated, may also request the return of proxies by mail or telephone, via the Internet or in person. Universal's 2006 annual report to stockholders is being mailed to its stockholders with this joint proxy statement/prospectus. To obtain additional copies of Universal's 2006 annual report to stockholders, please contact Universal's Investor Relations Department at 4444 Brittmoore Road, Houston, Texas 77041.

Stockholders Recommendations of Director Nominees

Universal's Nominating and Corporate Governance Committee will consider nominees recommended by its stockholders who submit their recommendations in writing to Chair, Nominating and Corporate Governance

Committee, c/o Corporate Secretary, Universal Compression Holdings, Inc., 4444 Brittmoore Road, Houston, Texas 77041. Recommendations received before December 1 in any year will be considered for inclusion in the slate of director nominees to be presented at Universal's annual meeting of stockholders for the following year. Unsolicited recommendations must contain the name, address and telephone number of the potential nominee, a statement regarding the potential nominee's background, experience, expertise and qualifications, a signed statement confirming his or her willingness and ability to serve as a director and abide by Universal's Corporate Governance Guidelines and Code of Business Conduct and Ethics and his or her availability for a personal interview with Universal's Nominating and Corporate Governance Committee, and evidence that the person making the recommendation is a stockholder of Universal.

Universal stockholders who wish to submit a proposal for inclusion of a nominee for director in Universal's proxy materials must also comply with the deadlines and requirements of Rule 14a-8 promulgated by the SEC. Universal stockholders who do not comply with Rule 14a-8 but who wish to have a nominee considered by Universal's stockholders at its annual meeting must comply with the deadlines and procedures set forth in Universal's bylaws. See "Proposals of Stockholders for 2008 Annual Meeting of Stockholders" in this joint proxy statement/prospectus for more information.

Proposals of Stockholders for 2008 Annual Meeting of Stockholders

In order for a stockholder proposal, including a director nomination, to be considered for inclusion in Universal's proxy statement for Universal's 2008 annual meeting of stockholders, Universal must receive the written proposal no later than March 8, 2008 or, if the date of Universal's 2008 annual meeting of stockholders has changed more than 30 days from Universal's 2007 annual meeting of stockholders, then a reasonable time before Universal begins to print and send its proxy materials for its 2008 annual meeting of stockholders. The proposal will need to comply with regulations of the SEC regarding the inclusion of stockholder proposals in Universal-sponsored proxy materials and must contain the information required by Universal's bylaws.

According to Universal's bylaws, a proposal for action to be presented by any stockholder from the floor at Universal's 2008 annual meeting of stockholders shall be out of order and shall not be acted upon unless:

- specifically described in Universal's notice to all stockholders of the meeting and the matters to be acted upon thereat; or
- the proposal shall have been submitted in writing to Universal's Corporate Secretary at the facsimile number or mailing address set forth below and received no earlier than April 30 or later than May 29, 2008 or, if the date of Universal's 2008 annual meeting of stockholders has changed more than 30 days from Universal's 2007 annual meeting of stockholders, then on the later of (i) the 90th day prior to the date of Universal's 2008 annual meeting of stockholders and (ii) the tenth day following the date of the public announcement of the date of Universal's 2008 annual meeting of stockholders, and such proposal is, under law, an appropriate subject for stockholder action.

Any stockholder proposal, whether or not to be included in Universal's proxy materials, must be sent to Universal's corporate secretary via facsimile to (713) 335-7867 or by mail to 4444 Brittmoore Road, Houston, Texas 77041.

Annual Report on Form 10-K

Universal's Annual Report on Form 10-K for the twelve months ended December 31, 2006, as amended, is being mailed to it stockholders with this joint proxy statement/prospectus. **Universal will provide to any stockholder or potential investor, without charge, upon written or oral request, by first class mail or other equally prompt means within one business day of receipt of such request, a copy of its Annual Report on Form 10-K for the twelve months ended December 31, 2006, as amended. Please direct any such requests to Universal Compression Holdings, Inc., 4444 Brittmoore Road, Houston, Texas 77041, Attention: Investor Relations or by telephone at (713) 335-7000. This document is also available at our**

website at *www.universalcompression.com* by clicking on *"View UCO Investor Information"* and at the SEC's website at *www.sec.gov.*

Other Matters to Come Before Meeting

No other matters are intended to be brought before the meeting by Universal, and Universal does not know of any matters to be brought before the meeting by others. If, however, any other matters properly come before the meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

Important

To ensure the representation of Universal stockholders and a quorum for the transaction of business at the Universal annual meeting, including consideration of the adoption of the merger agreement, each Universal stockholder is urged to please complete, sign, date and return the enclosed proxy card promptly or otherwise vote by using the toll-free number or visiting the website listed on the proxy card if eligible to do so.

EXTERRAN HOLDINGS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements of Hanover and Universal have been prepared using the purchase method of accounting under U.S. generally accepted accounting principles, and are based on the audited and unaudited historical consolidated financial statements of each of Hanover and Universal which include, in the opinion of the management of both companies, all adjustments necessary to present fairly the results for the periods and as of the date presented. The historical consolidated financial information has been adjusted to give effect to pro forma events related to the mergers that are (1) directly attributable to the mergers, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company's results. However, the unaudited pro forma condensed combined financial statements do not give effect to the impact, if any, of asset dispositions, cost savings or integration costs (currently estimated to be between $35 million and $40 million) as a result of the mergers. The following unaudited pro forma condensed combined balance sheet at March 31, 2007, and unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2007 and twelve months ended December 31, 2006 should be read in conjunction with the December 31, 2006 audited historical financial statements of Hanover and Universal and the related notes as well as the unaudited consolidated financial statements as of March 31, 2007 of Hanover and Universal, including the related notes, which are incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information" on page 219.

The unaudited pro forma condensed combined financial statements reflect Hanover as the "acquirer" for accounting purposes. Accordingly, consideration paid by Hanover to consummate the mergers will be allocated to Universal's assets and liabilities based upon their estimated fair values as of the date of the consummation of the mergers. This allocation is based upon preliminary valuations and other assessments that have not progressed to a stage where there is sufficient information to make a definitive allocation. The allocation of the purchase price is dependent upon a final determination of the fair value of Universal's assets and liabilities as of the date of the consummation of the mergers. Accordingly, the pro forma purchase price adjustments are subject to future adjustments and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information presented below. Final determinations of fair value may differ materially from those presented herein.

The pro forma results of operations do not include any anticipated operating synergies from the elimination of duplicative costs and overlapping functions that management believes will be specifically identified during the integration planning process or after the consummation of the mergers. The management of Hanover and Universal currently estimate that the combined company will achieve annual pre-tax savings of approximately $50 million when these savings are fully realized in 2009. One-time combination costs required to complete the mergers and implement the savings are expected to be incurred, and, if related to the operations of Universal, may be included as part of the final purchase price allocation or may be expensed.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not necessarily indicative of the results of operations or financial position that would have occurred had the transaction been consummated as of January 1, 2006 for purposes of the unaudited pro forma statement of operations or as of March 31, 2007 for purposes of the unaudited pro forma balance sheet, nor are they necessarily indicative of future results.

The unaudited pro forma condensed combined financial statements do not reflect the impact of financing, liquidity or other balance sheet repositioning that may be undertaken in connection with or subsequent to the consummation of the mergers, nor does it reflect any other changes that might occur regarding the Hanover and Universal combined portfolios of businesses.

Unaudited Pro Forma Combined Condensed Statement of Operations
For the Three Months Ended March 31, 2007

	Historical		Pro Forma		
	Hanover	Universal	Adjustments		Holdings Combined
	(In thousands, except per share data)				
Revenues and other income	$473,228	$239,363	$ 3,649	(L)	$720,343
			4,103	(A)	
Expenses:					
Cost of sales (excluding depreciation and amortization)	303,810	133,044	2,799	(M)	445,186
			2,672	(L)	
			2,861	(A)	
Selling, general and administrative	51,794	35,741	(2,799)	(M)	84,736
Depreciation and amortization	50,896	34,863	14,502	(N)	100,261
Interest expense	26,865	14,039	728	(O)	41,632
Merger related expenses	324	1,373	(1,697)	(P)	—
Minority interest	—	1,324			1,324
Currency translation and other	(308)	(2,424)	977	(L)	(1,755)
	433,381	217,960	20,043		671,384
Income before income taxes, from continuing operations	39,847	21,403	(12,291)		48,959
Provision for income taxes	14,445	7,079	(4,302)	(Q)	17,222
Income from continuing operations before nonrecurring charges or credits directly attributable to the merger	$ 25,402	$ 14,324	$ (7,989)		$ 31,737

	Hanover Historical
Weighted average common equivalent shares outstanding:	
Basic	103,405
Diluted	117,619
Earnings per common share from continuing operations	
Basic	$ 0.25
Diluted (R)	$ 0.23

	Hanover Adjusted	Universal Historical	Holdings Pro Forma Combined	
Weighted average common equivalent shares outstanding:				
Basic	33,607	29,820	63,427	(R)
Diluted	38,227	30,881	69,108	(R)
Earnings per common share from continuing operations				
Basic	$ 0.77	$ 0.48	$ 0.50	
Diluted (R)	$ 0.71	$ 0.46	$ 0.48	

The accompanying notes are an integral part of these pro forma combined condensed financial statements.

Unaudited Pro Forma Combined Condensed Statement of Operations
For the Twelve Months Ended December 31, 2006

	Historical		Pro Forma		
	Hanover	Universal	Adjustments		Holdings Combined
	(In thousands, except per share data)				
Revenues and other income	$1,670,663	$947,707	$ 14,765	(L)	$2,640,284
			7,149	(A)	
Expenses:					
Cost of sales (excluding depreciation and amortization)	1,049,701	519,056	9,514	(M)	1,599,700
			14,279	(L)	
			837	(M)	
			6,313	(A)	
Selling, general and administrative	204,247	118,762	(10,351)	(M)	312,658
Depreciation and amortization	181,416	122,701	46,988	(N)	351,105
Interest expense	118,006	57,349	2,913	(O)	178,268
Debt extinguishment costs	5,902	1,125	—		7,027
Minority interest		1,354	—		1,354
Currency translation and other	(3,113)	(2,573)	486	(L)	(5,200)
	1,556,159	817,774	70,979		2,444,912
Income before income taxes, from continuing operations	114,504	129,933	(49,065)		195,372
Provision for income taxes	28,782	42,277	(17,173)	(Q)	53,886
Income from continuing operations before nonrecurring charges or credits directly attributable to the merger	$ 85,722	$ 87,656	$(31,892)		$ 141,486

	Hanover Historical
Weighted average common equivalent shares outstanding:	
Basic	101,178
Diluted	112,035
Earnings per common share from continuing operations	
Basic	$ 0.85
Diluted (R)	$ 0.80

	Hanover Adjusted	Universal Historical	Holdings Pro Forma Combined	
Weighted average common equivalent shares outstanding:				
Basic	32,883	29,911	62,794	(R)
Diluted	36,411	31,032	67,443	(R)
Earnings per common share from continuing operations				
Basic	$ 2.62	$ 2.93	$ 2.25	
Diluted (R)	$ 2.46	$ 2.82	$ 2.17	

The accompanying notes are an integral part of these pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(A) Reflects the adjustment to convert Universal's accounting for compression fabrication operations from the completed contract method to the percentage-of-completion method to conform to Hanover's accounting methods.

(B) Reflects the adjustment to record the difference between the preliminary estimate of the fair value and the historical amount of Universal's property, plant and equipment.

(C) Reflects the adjustment to record the difference between the preliminary estimate of goodwill of approximately $1.2 billion net of the historical amounts of Universal's goodwill of approximately $432.9 million. The goodwill resulting from the allocation of the purchase price was associated primarily with Universal's market presence in various geographic locations, favorable cost of capital as a result of Universal's master limited partnership subsidiary, growth opportunities in the markets that the combined companies serve, the expected cost saving synergies, the expertise of Universal's experienced workforces and its established operating infrastructure.

Universal owns a 49% limited partner interest and a 2% general partner interest in a master limited partnership. Effective with the consummation of the mergers, the limited partner and general partner interest owned by Universal will be owned by Holdings. The financial position and results of operations of the master limited partnership have been consolidated by Universal and will be consolidated by Holdings upon consummation of the mergers. Holdings believes it will benefit from a favorable cost of capital as a result of its master limited partnership subsidiary. Generally, master limited partnerships carry equity capital costs that are lower than that of corporations due to two primary reasons. First, the inherent tax advantages associated with a partnership structure allow master limited partnerships to generate higher levels of cash flows than would be the case should the same operations be operated in a corporate structure. Second, investors typically afford master limited partnerships incremental value over similar corporations due to the cash distributions that are paid to the unitholders of these partnerships. As a result of these yield-based valuations, the master limited partnership is afforded a cash flow multiple that is higher than that of Universal's historical cash flow valuation multiples. After completion of the mergers, Holdings intends to offer to sell or contribute to the master limited partnership over time all of its United States-based contract compression business, including both that portion of Universal's business that has not been transferred to date as well as all of Hanover's business. The ultimate timing of these transfers has not been determined at this time.

(D) Reflects the adjustment to record the difference between the preliminary estimate of the fair value based upon the income approach and the historical amount of Universal's finite-lived intangible assets. As a result of the mergers, $310.1 million was allocated to existing Universal customer contracts and the related underlying relationships, $11.5 million was allocated to Universal's fabrication backlog and $0.8 million was allocated to non-compete agreements. The fair values of the intangible assets were determined using an income approach, which bases the fair value of an asset on the present value of estimated future economic benefits. The income approach is used to determine the fair value of the intangibles, which is defined as the amount at which they could be bought or sold in a current transaction between willing participants, that is, other than a forced or liquidation sale. The fair value of the customer contracts and related underlying customer relationship is based upon the established relationship Universal has with its customers and incorporates assumptions about future contract renewals that marketplace participants would use to estimate the fair value.

(E) Reflects the adjustment to record a $2.2 million decrease to long-term debt for the difference between the preliminary estimate of the fair value and the historical amount of Universal's long-term debt, the write-off of Universal's deferred financing costs of $14.9 million and additional borrowings of $17.9 million to record the payment of Universal's estimated remaining one-time professional and advisory fees related to the mergers.

(F) As a result of the mergers, Hanover's compression equipment lease notes holders have the right to put the notes to the issuing equipment trust at a price equal to 101% of the outstanding principal amount, plus accrued and unpaid interest to the date of purchase unless the obligations of the equipment trusts have been earlier satisfied and discharged. If the compression equipment lease note holders put the notes to the equipment trust, Hanover will be obligated to repurchase a corresponding amount of equity from trust participants. At the time of the consummation of the mergers, the outstanding balance of the notes and required equity repurchases of approximately $383.0 million and $11.9 million, respectively, will be classified to current obligations and the remaining unamortized debt issuance costs of $4.5 million will be expensed. The pro forma financial statements do not reflect the potential 1% premium above par that would be paid if the notes and related minority interest obligations were put.

(G) To record the borrowing related to the payment of Hanover's estimated remaining transaction costs of approximately $20.9 million, including approximately $6.1 million in known change of control payments and $3.1 million in cash payments accelerated under long-term incentive plans as a result of the merger. Approximately $12.1 million of these items are capitalized as part of the cost of the acquisition and $1.1 million has been reflected in additional paid in capital as stock issuance costs (see note J below). The one-time costs that are not capitalized as part of the cost of the acquisition have been deducted from (accumulated deficit) retained earnings, net of tax, in the unaudited pro forma condensed combined balance sheet. Such costs are not reflected in the unaudited pro forma condensed combined statements of operations since the charges are non-recurring in nature.

Hanover and Universal also will incur integration costs associated with the mergers. The companies are in the early stages of assessing the magnitude of these costs.

(H) Reflects the adjustment to the proforma condensed combined balance sheet required under *SFAS 109, Accounting for Income Taxes* to record the estimated incremental deferred income taxes. The adjustment to the Pro Forma Combined Balance Sheet reflects the difference between the preliminary fair value of Universal's assets, other than goodwill, and liabilities recorded under purchase accounting and the carryover tax basis of those assets and liabilities. A combined statutory federal and blended state income tax rate of 35% was used for these adjustments.

(I) Reflects adjustments to eliminate the historical common stockholders' equity of Universal.

(J) To record the issuance of 30,286,723 shares of Holdings common stock, at an assumed market price of $66.18, which was based on the average close price of Hanover's stock for the two days before through the two days after the announcement of the mergers on February 5, 2007, divided by the Hanover exchange ratio to acquire all of the outstanding shares at March 31, 2007 of Universal, the issuance of 1,764,000 options to purchase Holdings common stock with a weighted average exercise price of $30.43 per share and net of issuance cost of approximately $1.1 million.

(K) Upon consummation of the mergers, all of Hanover's outstanding stock options, restricted stock and restricted stock units will vest. Adjustment reflects the charge to retained earnings and corresponding increase to paid in capital for compensation expense, net of tax, to reflect acceleration of vesting. Also reflects the adjustment to adjust Hanover's common stock to Holdings' par value of $0.01, the exchange of Hanover's common stock for Holdings shares at the exchange ratio of .325:1 and the retirement of Hanover's treasury shares upon consummation of the mergers. As of March 31, 2007, Hanover had 106,258,244 shares of common stock outstanding and would receive 34,533,929 shares of Holdings as a result of the mergers.

(L) Reflects the adjustment to reclassify Universal's sales of used equipment from other income/expense to revenue and cost of sales to conform to Hanover's reporting classifications.

(M) Relates to the reclassification of a portion of Universal's ad valorem tax expense from selling, general and administrative expenses to cost of sales to conform to Hanover's reporting classifications.

(N) Reflects the estimated adjustment to depreciation and amortization expense for the preliminary purchase price adjustment made to Universal's property, plant and equipment and intangible assets. The fair value step-up for Universal's property, plant and equipment will be depreciated using a straight-line approach over an estimated weighted average remaining life of approximately 19 years. Customer contracts and the related underlying relationships will be amortized based on each period's estimated realization of the fair value established on the assumed acquisition date. The weighted average useful life of the customer contracts and related underlying relationships is approximately 7.2 years. Non-compete agreements will be amortized using a straight-line approach over an estimated weighted average remaining life of 11.3 years.

Backlog will be amortized using a straight-line approach over the remaining useful life of 15 months. The estimated adjustments are as follows (in thousands):

	Three Months Ended March 31, 2007	Twelve Months Ended December 31, 2006
Pro forma estimated depreciation expense based on fair value step-up of Universal property, plant and equipment	$ 3,786	$15,142
Pro forma estimated amortization expense based on fair value step up of Universal's finite-lived intangible assets	10,716	31,846
Total pro forma adjustment	$14,502	$46,988

A ten percent increase or decrease in the fair value of property, plant and equipment and intangible assets would result in an increase or decrease in depreciation and amortization expense of approximately $11.5 million.

Estimated future amortization of customer contracts and the related underlying customer relationships for the twelve months ended March 31 for the periods indicated are as follows (in thousands):

2008	$34,300
2009	33,300
2010	29,500
2011	26,000
2012	22,900

(O) Reflects interest expense for borrowings under Hanover's credit facilities to fund Hanover's estimated transaction costs (including known change of control payments of approximately $6.1 million and $3.1 million in accelerated cash payments under long-term incentive plans) of approximately $22.4 million as noted in (G) above and Universal's estimated transaction costs (including known change of control payments of approximately $2.3 million) of approximately $19.2 million at 7.0%, the effective interest rate on Hanover's credit facility at March 31, 2007. An increase or decrease of interest rates by ten percent would result in an increase or decrease in interest expense related to these transaction costs of $0.3 million per year.

(P) Reflects the adjustment to reverse non-recurring merger related expenses incurred by Hanover and Universal during the three months ended March 31, 2007.

(Q) Reflects the adjustment to the income tax provision for adjustments to the Pro Forma Condensed Combined Statements of Operations required under SFAS No. 109, *Accounting for Income Taxes*. The adjustment to the provision for income taxes in the Pro Forma Combined Statements of Operations is to reflect the tax impact related to notes A, N, O and P. A Combined statutory federal and blended state income tax rate of 35% was used for these adjustments.

(R) Reflects the adjustment to convert shares of Hanover and Universal to shares of Holdings. The adjusted per share data for Hanover common stock has been determined by dividing Hanover historical per share data by 0.325. As a result of the Hanover Merger, each holder of shares of Hanover common stock will have the right to receive 0.325 shares of Holdings common stock in exchange for each share of Hanover common stock the holder owns. Pro forma diluted and basic income per common share from continuing operations is calculated as follows (in thousands, except per share amounts):

	Three Months Ended March 31, 2007	Twelve Months Ended December 31, 2006
Pro forma income from continuing operations	$31,737	$141,486
Pro forma basic weighted average common shares	63,427	62,794
Pro forma basic earnings per share from continuing operations	$ 0.50	$ 2.25
Pro forma diluted weighted average common shares	69,108	67,443
Pro forma diluted earnings per share from continuing operations	$ 0.48	$ 2.17

Net income for the pro forma diluted earnings per share calculation for the three months ended March 31, 2007 is adjusted to add back interest expense and amortization of financing costs, net of tax, relating to Hanover's convertible senior notes due 2014 and convertible subordinated notes due 2029 totaling $1.6 million, as conversion of such instruments was dilutive to earnings per share. Net income for the pro forma diluted earnings per share calculation for the twelve months ended December 31, 2006 is adjusted to add back interest expense and amortization of financing costs, net of tax, relating to Hanover's convertible senior notes due 2014 totaling $4.7 million, as conversion of such instrument was dilutive to earnings per share.

DESCRIPTION OF HOLDINGS CAPITAL STOCK

The following summary of the capital stock of Holdings is subject in all respects to the applicable provisions of the Delaware General Corporation Law, or DGCL, and the restated certificate of incorporation of Holdings to be in effect on the effective date of the mergers. Additional information regarding the capital stock of Hanover and Universal is incorporated by reference as set forth in "Where You Can Find More Information" beginning on page 219; a comparison of your rights before and after the proposed mergers is set forth in "Comparison of Stockholder Rights" beginning on page 210. Prior to the consummation of the mergers, Holdings will adopt a restated certificate of incorporation and amended and restated bylaws. The following discussion is a summary of the restated certificate of incorporation and the amended and restated bylaws of Holdings that will be in effect following the consummation of the mergers and is qualified in its entirety by reference to the forms thereof as of the effective time of the mergers attached as Exhibits 2.3.1 and 2.3.2, respectively, to the copy of the merger agreement included as Annex A to this joint proxy statement/prospectus.

General

Upon consummation of the mergers, the total number of authorized shares of capital stock of Holdings will consist of 250 million shares of common stock, par value one cent ($0.01) per share, and 50 million shares of preferred stock, par value one cent ($0.01) per share.

Preferred Stock

The board of directors of Holdings is authorized, subject to any limitations prescribed by law, to provide by resolution for the issuance of authorized and unissued shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, which certificate is referred to in this joint proxy statement/prospectus as a "preferred stock designation," to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights, including voting rights and rights upon any liquidation of Holdings, of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares of preferred stock then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of Holdings entitled to vote thereon, without a separate class vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation.

Common Stock

The shares of Holdings common stock to be issued in the mergers will be duly authorized, validly issued, fully paid and non-assessable. Except as otherwise required by applicable law and subject to the rights of the holders of any series of preferred stock, each registered holder of common stock will be entitled to one vote for each share of common stock held by such holder on each matter properly submitted to the stockholders of Holdings for their vote; provided, however, that, except as otherwise required by applicable law, holders of common stock of Holdings will not be entitled to vote on any amendment to the restated certificate of incorporation of Holdings (including any preferred stock designation) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of that affected series of preferred stock are entitled, either separately or together as a class with the holders of one or more other series of preferred stock, to vote thereon by law or pursuant to Holdings' restated certificate of incorporation (including any preferred stock designation). The number of authorized shares of common stock may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of Holdings entitled to vote thereon, without a separate class vote of the holders of the common stock.

Holdings does not have a classified board of directors nor does it permit cumulative voting. Holders of Holdings common stock are not entitled to any sinking fund provisions or preemptive rights to subscribe for additional shares of Holdings common stock, nor are they liable to further capital calls or to assessments by Holdings.

Subject to any preferential rights with respect to any series of outstanding preferred stock and any restrictions that may be imposed by instruments governing any indebtedness of Holdings or its subsidiaries, holders of Holdings common stock are entitled to receive dividends when and as declared by board of directors of Holdings at its discretion out of legally available funds. On liquidation, dissolution, sale or winding up of Holdings, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights.

Application will be made to list the common stock of Holdings on the New York Stock Exchange under the trading symbol "EXH."

Provisions that Have or May Have the Effect of Delaying or Prohibiting a Change in Control

Under the Holdings restated certificate of incorporation, the board of directors of Holdings has the full authority permitted by Delaware law to determine the voting rights, if any, and designations, preferences, limitations and special rights of any series of the preferred stock. The issuance of preferred stock could adversely affect the voting power of holders of Holdings common stock and restrict their rights to receive payments upon liquidation of Holdings. Further, the Holdings restated certificate of incorporation provides that a director may be removed from office with or without cause. Subject to applicable law, however, if the board of directors were to establish a series of preferred stock and provide that series with the right to elect a director in the preferred stock designation, that director could be removed without cause only by the holders of a majority of the shares of that series of preferred stock.

Holdings' restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting and may not be taken by written consent.

The bylaws of Holdings further provide that special meetings of the stockholders of Holdings may be called only by the Chairman of the board of directors of Holdings, the President of Holdings, or by the board of directors of Holdings acting pursuant to a resolution adopted by a majority of the total number of authorized directors on the board of directors of Holdings (regardless of whether there exist any vacancies in the authorized directorships). Stockholders are not entitled to call special meetings of the stockholders of Holdings.

The provisions of Holdings' restated certificate of incorporation and bylaws (1) conferring on the Holdings board of directors the full authority to issue preferred stock, (2) limiting the right to remove a director elected by the holders of any series of preferred stock, (3) requiring that stockholders act at a duly called meeting and (4) prohibiting stockholders from calling a special meeting, in certain instances could have the effect of delaying, deferring or preventing a change in control of Holdings or the removal of existing management.

Limitation on Directors' and Officers' Liability

The restated certificate of incorporation of Holdings provides that a director of Holdings will not be personally liable to Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any of the following:

- any breach of the director's duty of loyalty to Holdings or its stockholders,
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
- payments of unlawful dividends or unlawful stock repurchases or redemptions, or
- any transaction from which the director derived an improper personal benefit.

Holdings' restated certificate of incorporation further provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Holdings will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the limitation of the directors' liability to Holdings by the stockholders of Holdings will not adversely affect any right or protection of a director of Holdings existing at the time of such repeal or modification. Holdings' restated certificate of incorporation and bylaws also provide that Holdings will indemnify and advance expenses to its officers and directors to the fullest extent permitted by applicable law. The inclusion of these provisions in Holdings' restated certificate of incorporation and amended and restated bylaws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their fiduciary duty as a director, even though such an action, if successful, might otherwise have benefited Holdings and the holders of Holdings common stock.

COMPARISON OF STOCKHOLDER RIGHTS

Hanover, Universal and Holdings are incorporated under the laws of the State of Delaware. In accordance with the merger agreement, upon the consummation of the mergers, the holders of Hanover common stock and Universal common stock will receive the right to exchange their respective shares of common stock for Holdings common stock in accordance with their respective exchange ratios. Your rights as a stockholder of Holdings will be governed by Delaware law, Holdings' restated certificate of incorporation and the amended and restated bylaws of Holdings. The following is a comparison of the material rights of Hanover stockholders, Universal stockholders and Holdings stockholders under each company's organizational documents and the Delaware statutory framework.

The forms of the Holdings' restated certificate of incorporation and amended and restated bylaws are included in this joint proxy statement/prospectus as Exhibits 2.3.1 and 2.3.2, respectively, to the merger agreement that is included as Annex A to this joint proxy statement/prospectus. Copies of the restated certificate of incorporation of each of Hanover and Universal, the bylaws of Universal and the amended and restated bylaws of Hanover were previously filed with the SEC. See "Where You Can Find More Information" on page 219. The following description does not purport to be complete and is qualified by reference to Delaware law, the restated certificates of incorporation of each of Hanover, Universal and Holdings, the bylaws of Universal and the amended and restated bylaws of each of Hanover and Holdings.

Authorized Capital Stock

Hanover	Universal	Holdings
203 million, of which (1) 200 million are shares of common stock, par value $0.001 per share, and (2) 3 million are shares of preferred stock, par value $0.01 per share.	250 million, of which (1) 200 million are shares of common stock, par value $0.01 per share, and (2) 50 million are shares of preferred stock, par value $0.01 per share.	300 million, of which (1) 250 million are shares of common stock, par value $0.01 per share, and (2) 50 million are shares of preferred stock, par value $0.01 per share.

Size of the Board of Directors

Hanover	Universal	Holdings
The number of directors on the Hanover board of directors is seven or such other number as may be determined from time to time by the board of directors of Hanover.	Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the number of directors is fixed from time to time exclusively by the board of directors of Universal pursuant to a resolution adopted by a majority of the whole board (which is defined to mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships).	Same as Universal.
Hanover currently has 11 directors.	Universal currently has eight directors.	Initially, Holdings will have 10 directors.

Removal of Directors

Hanover	Universal	Holdings
Any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors.	Subject to the rights of the holders of any series of preferred stock outstanding, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of capital stock of Universal entitled to vote generally in the election of directors, voting together as a single class.	Subject to the rights of the holders of any series of preferred stock outstanding, any director, or the entire board of directors, may be removed from office at any time, with or without cause, by the affirmative vote of holders of a majority of the voting power of all of the then outstanding shares of capital stock of Holdings entitled to vote generally in the election of directors, voting together as a single class.

Cumulative Voting

Hanover	Universal	Holdings
None.	None.	None.

Classes of Directors

Hanover	Universal	Holdings
All directors serve until the next annual meeting of stockholders and until their successors are elected and qualified.	There are three classes of directors, designated Class A, Class B and Class C. One class of directors is elected each year, and the term of each class of directors expires at the third succeeding annual meeting of stockholders after their election by the stockholders.	Same as Hanover.

Stockholder Action by Written Consent

Hanover	Universal	Holdings
Any action required to be taken at any annual or special meeting of the stockholders of Hanover, or any action which may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, has been signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Stockholder action by written consent is not permitted.	Same as Universal.

Notice Requirements for Stockholder Nominations and Other Proposals

Hanover	Universal	Holdings
Hanover's restated certificate of incorporation or bylaws do not contain advance notice provisions.	In general, to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination not less than 45 and not more than 75 days prior to the first anniversary date of the immediately preceding annual meeting. If the annual meeting is not within 30 days before or 30 days after the anniversary date of the preceding annual meeting or if no proxy materials were mailed, the stockholder notice must be received no later than the close of business on the later of (1) the 90th day prior to the anniversary date and (2) the close of business on the 10th day following the day on which notice of the annual meeting was announced publicly.	Same as Universal.

Takeover Restrictions		
Hanover	**Universal**	**Holdings**
Hanover's restated certificate of incorporation does not contain any super-majority voting requirements governing mergers, consolidations, sales of substantially all of Hanover's assets, liquidations, reclassifications or recapitalizations. Subject to certain exceptions, Section 203 of the DGCL generally prohibits public corporations from engaging in significant business transactions, including mergers, with a holder of 15% or more of the corporation's stock, referred to as an interested stockholder, for a period of three years after the interested stockholder becomes an interested stockholder. Hanover has not elected to not be governed by Section 203.	Same as Hanover.	Same as both Hanover and Universal.

Rights Plan		
Hanover	**Universal**	**Holdings**
Hanover has not adopted a rights plan.	Universal has not adopted a rights plan.	Holdings has not adopted a rights plan.

Amendments to the Certificate of Incorporation

Hanover	Universal	Holdings
Hanover's restated certificate of incorporation does not contain any special provisions regarding the approval of amendments to the restated certificate of incorporation. Under Delaware law, approval of a majority of the outstanding stock entitled to vote is required to amend a corporations' certificate of incorporation.	Universal reserves the right to amend or repeal any provision in its restated certificate of incorporation in the manner prescribed by the laws of the State of Delaware. However, the affirmative vote of 80% of the voting power of all the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal the sections of Universal's restated certificate of incorporation governing the following matters: • special meetings of stockholders, • prohibition on action by written consent of stockholders, • the number, classification and qualification of directors, • procedures for filling vacancies on the board of directors, • procedures for nomination of directors, • procedures for removing directors, • exculpatory provisions with respect to breaches of fiduciary duty by a director, • procedures for amending the restated certificate of incorporation, • procedures for amending the bylaws, and • provisions authorizing rights plans.	Same as Hanover.

Amendments to the Bylaws

Hanover	Universal	Holdings
Hanover's bylaws may be altered, amended or repealed, and new bylaws may be adopted, at any meeting of the board of directors by a majority of the whole board of directors then in office, or by the affirmative vote of a majority of the shares of voting stock of Hanover represented at a meeting of stockholders.	The board of directors is expressly empowered to adopt, amend or repeal Universal's bylaws. Any adoption, amendment or repeal of Universal's bylaws by its stockholders will require the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of Universal's capital stock entitled to vote generally in the election of directors, voting together as a single class.	The board of directors is expressly authorized to adopt, amend and repeal the bylaws by the approval of a majority of the whole board, subject to the power of the holders of capital stock of Holdings to adopt, amend or repeal the bylaws. Any adoption, amendment or repeal of the Holdings bylaws will require the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class, in addition to any affirmative vote of the holders of any particular class or series of the capital stock required by law or the restated certificate of incorporation.

Limitation of Personal Liability of Directors, Officers and Employees

Hanover	Universal	Holdings
No director will be liable to the company or its stockholders for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.	A director will not be personally liable to the company for monetary damages for breach of fiduciary duty as a director, except for liability: • for any breach of the director's duty of loyalty to Universal or its stockholders, • for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, • for unlawful payment of dividends or unlawful redemptions or repurchases under Section 174 of the DGCL, or • for any transaction from which the directors derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Universal will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.	Same as Universal.

Pursuant to an agreement entered into in connection with the settlement of the class action securities litigation involving certain of Hanover's stockholders that was approved in February 2004, Hanover adopted certain governance provisions. The following are the material corporate governance provisions that Hanover adopted that are not otherwise required by applicable law or the rules and listing standards of the New York Stock Exchange. Holdings may adopt some or all of these provisions, but is not required to adopt any of them:

- At least two-thirds of the directors must be "independent" directors as defined under applicable law, regulation and the rules of the New York Stock Exchange.
- Hanover's audit committee must recommend, for stockholder ratification, Hanover's independent auditor.
- The functions of Hanover's Chairman of the Board and its Chief Executive Officer must be distinct and performed by separate individuals.
- Directors must be elected each year by the stockholders at their annual meeting.
- Directors may not be nominated for election or re-election to Hanover's board of directors after their 72nd birthday.
- A director will not be independent if the director or an immediate family member received in the past three years compensation in excess of $60,000 (or if to an entity, in excess of the lesser of $5 million or 5% of the entity's gross revenues and that resulted in a material increase in the amount of compensation received by the director from that entity) from Hanover, directly or indirectly, as a result of service as, or compensation paid to an, entity affiliated with the director that serves as, (i) an advisor, consultant, or legal counsel to Hanover, an affiliate of Hanover or to a member of Hanover's senior management, or (ii) a significant customer or supplier of Hanover or affiliate of Hanover.
- A director will not be independent if the director or an immediate family member has any personal service contracts with Hanover, any affiliate of Hanover or any member of Hanover's senior management.
- A director will not be independent if the director or an immediate family member has been affiliated with a not-for-profit entity that receives significant contributions from Hanover or an affiliate of Hanover.
- A director will not be independent if the director or an immediate family member has been employed by a public company at which an executive officer of Hanover or any affiliate of Hanover serves as a director.
- At least 50% of a director's annual fees must be paid in stock, provided that this amount may be reduced by any restricted stock award granted to that director.

LEGAL MATTERS

The validity of the Holdings common stock offered by this joint proxy statement/prospectus has been passed upon for Holdings by Baker Botts L.L.P., Houston, Texas. Certain U.S. federal income tax consequences relating to the mergers will be passed upon for Universal by Baker Botts L.L.P., Houston, Texas, and for Hanover by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements, the related financial statement schedules and management's report on the effectiveness of internal control over financial reporting incorporated in this joint proxy statement/ prospectus by reference to Universal's Annual Report on Form 10-K for the twelve months ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheet of Exterran Holdings, Inc. included in this joint proxy statement/ prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements, the related financial statement schedule and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) of Hanover incorporated in this joint proxy statement/ prospectus by reference to Hanover's Annual Report on Form 10-K for the twelve months ended December 31, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Wilpro Energy Services (PIGAP II) Limited and Wilpro Energy Services (El Furrial) Limited as of December 31, 2006 and 2005 and for the three year period ending December 31, 2006 incorporated in this joint proxy statement/prospectus by reference to Hanover's Annual Report on Form 10-K/ A for the year ended December 31, 2006 have been audited by Ernst & Young LLP, independent auditors, and are incorporated in reliance on such reports given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Holdings filed a registration statement on Form S-4 to register with the SEC the Holdings common stock to be issued to Hanover and Universal stockholders in connection with the mergers. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Holdings in addition to being a joint proxy statement of Hanover and Universal. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in Holdings' registration statement or the exhibits to the registration statement.

Hanover and Universal file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Hanover and Universal file with the SEC at the SEC's public reference room at the following location:

Public Reference Room
100 F Street, N.E.
Room 1580
Washington, DC 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at http://www.sec.gov. Reports, proxy statements and other information concerning Hanover and Universal also may be inspected at the offices of the New York Stock Exchange, which is located at 20 Broad Street, New York, New York 10005.

The SEC allows Hanover and Universal to "incorporate by reference" information into this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later-filed documents incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Hanover and Universal have previously filed with the SEC. These documents contain important business and financial information about the companies.

Hanover Compressor Company Filings (File No. 1-13071)	Period
Annual Report on Form 10-K, as amended by Form 10-K/A	Fiscal year ended December 31, 2006.
Quarterly Report on Form 10-Q	Quarter ended March 31, 2007
Current Reports on Form 8-K	Filed January 8, 2007, February 5, 2007 (other than Item 2.02 thereof), March 2, 2007, March 21, 2007, March 28, 2007, May 14. 2007, June 4, 2007, June 25, 2007 and July 5, 2007.

Universal Compression Holdings, Inc. Filings (File No. 1-15843)	Period
Annual Report on Form 10-K, as amended by Form 10-K/A	Fiscal year ended December 31, 2006.
Quarterly Report on Form 10-Q	Quarter ended March 31, 2007
Current Reports on Form 8-K	Filed February 5, 2007 (other than Item 2.02 thereof), February 27, 2007, March 28, 2007, April 18, 2007, May 11, 2007, May 30, 2007 (other than Item 7.01 thereof, including Exhibit 99.1), June 18, 2007, June 25, 2007 and July 5, 2007.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished, rather than filed with, the SEC, that information or exhibit is specifically not incorporated by reference in this document.

This joint proxy statement/prospectus also incorporates by reference all documents that may be filed by Hanover and Universal with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the Universal annual meeting and the date of the Hanover annual meeting (other than portions of those documents that are furnished and not filed). Those documents are considered to be part of this joint proxy statement/prospectus, effective as of the date they are filed. In the event of conflicting information in these documents, the information in the latest-filed document should be considered correct.

Hanover has supplied all information relating to Hanover, Universal has supplied all information relating to Universal, and Hanover and Universal have jointly supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Holdings.

Hanover and Universal stockholders can obtain any documents incorporated by reference in this document from the SEC through its website listed above or from the companies without charge, excluding all exhibits other than those exhibits specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Hanover Compressor Company
12001 N. Houston Rosslyn
Houston, Texas 77086
(281) 447-8787
Attention: Investor Relations

Universal Compression Holdings, Inc.
4444 Brittmoore Road
Houston, Texas 77041
(713) 335-7000
Attention: Investor Relations

You may also obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from D.F. King & Co., Inc., Hanover's proxy solicitor, or Georgeson Inc., Universal's proxy solicitor, at the following addresses and telephone numbers:

D.F. King & Co., Inc.
48 Wall Street
New York, New York 10005
(800) 859-8508

Georgeson Inc.
17 State Street
New York, New York 10004
(877) 278-9673

If you would like to request documents, please do so by August 9, 2007, in order to receive them before your annual meeting. If you request any documents from Hanover or Universal, Hanover or Universal will mail them to you by first class mail or another equally prompt means within one business day of receiving your request. You may also obtain these documents from our respective websites at *www.universalcompression.com* and clicking on *"View UCO Investor Information"* or *www.hanover-co.com* and clicking on *"Investor Relations"* or at the SEC's website described above. Information contained on these websites does not constitute a part of this joint proxy statement/prospectus.

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. We have not authorized anyone to provide you with information that is different from the information contained in this joint proxy statement/prospectus. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. This joint proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Neither the mailing of this joint proxy statement/prospectus to Hanover stockholders and Universal stockholders nor the issuance of the Holdings common stock in the mergers creates any implication to the contrary.



Report of Independent Registered Public Accounting Firm

To the Stockholder of Exterran Holdings, Inc.
Houston, Texas

We have audited the accompanying balance sheet of Exterran Holdings, Inc. ("Holdings") as of March 31, 2007. This balance sheet is the responsibility of Holdings' management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. Holdings is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Holdings' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Holdings as of March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Houston, Texas
July 6, 2007

Table of Contents

GLOSSARY OF DEFINED TERMS

Defined Terms	Where Defined
Affected Employee	Section 7.16(b)
Agreement	Preamble
Antitrust Laws	Section 7.5(c)
Applicable Laws	Section 5.5(a)
Average Price	Section 4.2(e)
Certificates of Merger	Section 1.2(b)
Certificates	Section 4.2(b)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Recitals
Confidentiality Agreement	Section 7.6
Convertible Notes	Section 4.1(f)
Credit Suisse	Section 5.17
Cut-off Time	Section 5.3
DGCL	Section 1.1(a)
Effective Time	Section 1.2(b)
Environmental Laws	Section 5.13(a)
ERISA	Section 5.11(a)
ERISA Affiliate	Section 5.11(b)
Exchange Act	Section 4.4
Exchange Agent	Section 4.2(a)
Exchange Fund	Section 4.2(a)
Form S-4	Section 7.8(a)
Former Hanover Directors	Section 7.17
Former Universal Directors	Section 7.17
Hanover	Preamble
Hanover Adverse Recommendation Change	Section 7.2(b)
Hanover Benefit Plans	Section 5.11(a)
Hanover Certificate of Merger	Section 1.2(b)
Hanover Common Stock	Section 4.1(b)
Hanover Disclosure Letter	Article 5
Hanover Exchange Ratio	Section 4.1(b)
Hanover Material Adverse Effect	Section 10.9(c)
Hanover Material Contracts	Section 5.21(a)
Hanover Merger	Section 1.2(a)
Hanover Merger Sub	Preamble
Hanover Notice of Adverse Recommendation	Section 7.2(b)
Hanover Options	Section 4.1(e)
Hanover Permits	Section 5.5(b)
Hanover Preferred Stock	Section 5.3
Hanover Real Property	Section 5.5(c)
Hanover Reports	Section 5.7(a)
Hanover Stock Plans	Section 4.1(e)

Defined Terms	Where Defined
Universal Merger	Section 1.1(a)
Universal Merger Sub	Preamble
Universal Notice of Adverse Recommendation	Section 7.3(b)
Universal Options	Section 4.1(d)
Universal Partnership	Section 6.3
Universal Partnership LTIP	Section 6.3
Universal Permits	Section 6.5(b)
Universal Preferred Stock	Section 6.3
Universal Real Property	Section 6.5(c)
Universal Reports	Section 6.7(a)
Universal Stock Plans	Section 4.1(d)
Universal Stockholder Approval	Section 6.20
Universal Superior Proposal	Section 7.3(a)
Universal Surviving Entity	Section 1.1(a)
Universal Takeover Proposal	Section 7.3(a)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of February 5, 2007, is by and among Hanover Compressor Company, a Delaware corporation ("Hanover"), Universal Compression Holdings, Inc., a Delaware corporation ("Universal"), Exterran Holdings, Inc., a Delaware corporation (formerly known as Iliad Holdings, Inc.) ("Holdco"), Hector Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco ("Hanover Merger Sub"), and Ulysses Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco ("Universal Merger Sub" and, together with Hanover Merger Sub, the "Merger Subs").

RECITALS

A. *The Mergers.* The parties intend to effect the merger transactions described in Sections 1.1 and 1.2 so that thereafter each of Hanover and Universal will be wholly owned by Holdco.

B. *Intended U.S. Federal Income Tax Consequences.* The parties to this Agreement intend that pursuant to the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), neither gain nor loss shall be recognized for U.S. federal income tax purposes by a holder of Hanover Common Stock upon its transfer of Hanover Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the Hanover Merger or by a holder of Universal Common Stock upon its transfer of Universal Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the Universal Merger, except for gain that is recognized with respect to cash received in lieu of a fractional share of Holdco Common Stock.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1

THE MERGERS

SECTION 1.1 *The Universal Merger.*

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Initial Effective Time, Universal Merger Sub shall be merged with and into Universal (the "Universal Merger") in accordance with this Agreement, and the separate corporate existence of Universal Merger Sub shall thereupon cease. Universal shall be the surviving entity in the Universal Merger (sometimes referred to herein as the "Universal Surviving Entity"). The Universal Merger shall have the effects specified herein and in the General Corporation Law of the State of Delaware (the "DGCL"). As a result of the Universal Merger, the Universal Surviving Entity shall become a wholly owned Subsidiary of Holdco.

(b) As soon as practicable following the satisfaction or waiver (subject to Applicable Laws) of the conditions set forth in this Agreement, at the Closing Universal shall cause a properly executed certificate of merger (the "Universal Certificate of Merger") meeting the requirements of Section 251 of the DGCL to be filed in accordance with such section. The Universal Merger shall become effective at the time of filing of the Universal Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time that Universal and Hanover shall have agreed upon and designated in the Universal Certificate of Merger as the effective time of the Universal Merger (the "Initial Effective Time").

SECTION 1.2 *The Hanover Merger.*

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Hanover Merger Sub shall be merged with and into Hanover (the "Hanover Merger" and, together with the Universal Merger, the "Mergers") in accordance with this Agreement, and the separate corporate existence of Hanover Merger Sub shall thereupon cease. Hanover shall be the surviving entity in the Hanover Merger (sometimes referred to herein as the "Hanover Surviving Entity" and, together with the Universal Surviving Entity, the "Surviving Entities"). The Hanover Merger shall have the effects specified herein and in the DGCL. As a result of the Hanover Merger, the Hanover Surviving Entity shall become a wholly owned Subsidiary of Holdco.

(b) As soon as practicable following the satisfaction or waiver (subject to Applicable Laws) of the conditions set forth in this Agreement, at the Closing Hanover shall cause a properly executed certificate of merger (the "Hanover Certificate of Merger" and, together with the Universal Certificate of Merger, the "Certificates of Merger") meeting the requirements of Section 251 of the DGCL to be filed in accordance with such section. The Hanover Merger shall become effective one minute following the Initial Effective Time (the "Effective Time").

SECTION 1.3 *The Closing.* Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the "Closing") shall take place at the offices of Baker Botts L.L.P., One Shell Plaza, 910 Louisiana, Houston, Texas 77002, at 9:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the third business day immediately following the date of fulfillment or waiver (in accordance with the provisions hereof) of the last to be fulfilled or waived of the conditions set forth in Section 8.1, or, if on such day any condition set forth in Section 8.2 or Section 8.3 has not been fulfilled or waived (in accordance with the provisions hereof) (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), as soon as practicable after all the conditions set forth in Article 8 have been fulfilled or waived in accordance herewith. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

ARTICLE 2

CERTIFICATES OF INCORPORATION AND BYLAWS

SECTION 2.1 *Certificates of Incorporation of the Surviving Entities.* As of the Initial Effective Time, the certificate of incorporation of Universal as in effect immediately prior to the Initial Effective Time shall be amended to read in its entirety as set forth on Exhibit 2.1.1 hereto and, as so amended, shall be the certificate of incorporation of the Universal Surviving Entity, until duly amended in accordance with Applicable Laws. As of the Effective Time, the certificate of incorporation of Hanover as in effect immediately prior to the Effective Time shall be amended to read in its entirety as set forth on Exhibit 2.1.2 hereto and, as so amended, shall be the certificate of incorporation of the Hanover Surviving Entity, until duly amended in accordance with Applicable Laws.

SECTION 2.2 *Bylaws of the Surviving Entities.* As of the Initial Effective Time, the bylaws of Universal as in effect immediately prior to the Initial Effective Time shall be amended and restated to read in their entirety as set forth on Exhibit 2.2.1 hereto and, as so amended, shall be the bylaws of the Universal Surviving Entity, until duly amended in accordance with Applicable Laws. As of the Effective Time, the bylaws of Hanover as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as set forth on Exhibit 2.2.2 hereto and, as so amended, shall be the bylaws of the Hanover Surviving Entity, until duly amended in accordance with Applicable Laws.

SECTION 2.3 *Certificate of Incorporation and Bylaws of Holdco.* Prior to the Closing, Universal and the Board of Directors of Holdco shall take, and shall cause Holdco to take, all requisite action to cause (i) the certificate of incorporation of Holdco to be amended and restated in accordance with Applicable Laws to be in the form set forth on Exhibit 2.3.1 (except that the name of Holdco shall be changed to a name to be mutually agreed upon by the parties prior to the mailing of the Proxy Statement/Prospectus to the stockholders of Universal and Hanover) (as so amended and restated, the "Holdco Charter") and (ii) the bylaws of Holdco to be amended and restated in accordance with Applicable Laws to be in the form set forth on Exhibit 2.3.2 (as so amended, the "Holdco Bylaws"). The Holdco Charter and the Holdco Bylaws shall remain in such forms as prescribed by Exhibits 2.3.1 and 2.3.2, respectively, at the Initial Effective Time.

ARTICLE 3

DIRECTORS AND OFFICERS OF HOLDCO AND OF THE SURVIVING ENTITIES

SECTION 3.1 *Board of Directors and Officers of Holdco.* Universal shall, and shall cause Holdco to, take all requisite action to cause the directors and executive officers of Holdco as of the Closing to be as provided in Section 7.17. Each such director and executive officer shall remain in office until his or her successor shall be elected and qualified or his or her earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of Holdco in effect at the time.

SECTION 3.2 *Boards of Directors of the Surviving Entities.* The directors of Universal Merger Sub immediately prior to the Initial Effective Time shall be the directors of the Universal Surviving Entity from and after the Initial Effective Time, until their successors shall be elected and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Universal Surviving Entity. The directors of Hanover Merger Sub immediately prior to the Effective Time shall be the directors of the Hanover Surviving Entity from and after the Effective Time, until their successors shall be elected and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Hanover Surviving Entity.

SECTION 3.3 *Officers of the Surviving Entities.* Prior to the Initial Effective Time, Universal and the Merger Subs shall take all requisite action so that the officers of Universal immediately prior to the Initial Effective Time shall be the officers of the Universal Surviving Entity from and after the Initial Effective Time, until their successors shall be appointed or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Universal Surviving Entity. Prior to the Effective Time, Hanover shall take all requisite action so that the officers of Hanover immediately prior to the Effective Time shall be the officers of the Hanover Surviving Entity from and after the Effective Time, until their successors shall be appointed or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Hanover Surviving Entity.

ARTICLE 4

CONVERSION OF SECURITIES

SECTION 4.1 *Conversion of Capital Stock of Universal, Hanover and Merger Subs.*

(a) At the Initial Effective Time, the holders of shares of common stock, par value $0.01 per share, of Universal ("Universal Common Stock") issued and outstanding immediately prior to the Initial Effective Time (other than shares of Universal Common Stock to be canceled without payment of any consideration therefor pursuant to Section 4.1(c)) shall, by virtue of the Universal Merger, have the right to receive one (1.00) (the "Universal Exchange Ratio") validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of Holdco ("Holdco Common Stock") in exchange for each share of Universal Common Stock. Each such share of Universal Common Stock shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of any such share of Universal Common Stock shall thereafter cease to have any rights with respect to such share of Universal Common Stock, except the right to receive, without interest, certificates for shares of Holdco Common Stock in accordance with Section 4.2, any unpaid dividends and distributions on shares of Holdco Common Stock in accordance with Section 4.2(c) and cash for fractional shares in accordance with Section 4.2(e) upon the surrender of the relevant Certificate. At the Initial Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Universal Merger Sub shall be converted, by reason of the Universal Merger, into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Universal Surviving Entity.

(b) At the Effective Time, the holders of shares of common stock, par value $0.001 per share, of Hanover ("Hanover Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Hanover Common Stock to be canceled without payment of any consideration therefor pursuant to Section 4.1(c)) shall, by virtue of the Hanover Merger, have the right to receive 0.325 (the "Hanover Exchange

Ratio") validly issued, fully paid and nonassessable shares of Holdco Common Stock in exchange for each share of Hanover Common Stock. Each such share of Hanover Common Stock shall cease to be outstanding and shall be canceled and shall cease to exist, and each holder of any such share of Hanover Common Stock shall thereafter cease to have any rights with respect to such share of Hanover Common Stock, except the right to receive, without interest, certificates for shares of Holdco Common Stock in accordance with Section 4.2, any unpaid dividends and distributions on shares of Holdco Common Stock in accordance with Section 4.2(c) and cash for fractional shares in accordance with Section 4.2(e) upon the surrender of the relevant Certificate. At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Hanover Merger Sub shall be converted, by reason of the Hanover Merger, into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Hanover Surviving Entity.

(c) At the Initial Effective Time, Universal shall contribute to Holdco each share of Holdco Common Stock issued and outstanding immediately prior to the Initial Effective Time. Each share of Universal Common Stock issued and held in Universal's treasury shall, at the Initial Effective Time and by virtue of the Universal Merger, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Holdco Common Stock or other consideration shall be delivered in exchange therefor. Each share of Hanover Common Stock issued and held in Hanover's treasury shall, at the Effective Time and by virtue of the Hanover Merger, cease to be issued and shall be canceled without payment of any consideration therefor, and no shares of Holdco Common Stock or other consideration shall be delivered in exchange therefor.

(d) Except as hereinafter provided with respect to options outstanding under the Universal Employee Stock Purchase Plan (the "Universal ESPP"), all options to acquire shares of Universal Common Stock outstanding at the Initial Effective Time identified in Section 4.1(d) of the Universal Disclosure Letter and all options to acquire shares of Universal Common Stock issued hereafter under Universal's equity plans (collectively, the "Universal Stock Plans") pursuant to Section 7.1(f) (individually, a "Universal Option" and collectively, the "Universal Options") shall remain outstanding following the Effective Time, subject to the modifications described in this Section 4.1(d). Prior to the Initial Effective Time, Holdco and Universal shall take all actions (if any) as may be required to permit the assumption of such Universal Options by Holdco pursuant to this Section 4.1(d) so that at the Initial Effective Time, the Universal Stock Plans (other than the Universal ESPP) shall be assumed by Holdco (with such adjustments thereto as may be required to reflect the Universal Merger, including the substitution of Holdco Common Stock for Universal Common Stock thereunder) and the Universal Options (other than the Universal Options granted under the Universal ESPP) shall be assumed and adjusted by Holdco, subject to the same terms and conditions as under the applicable Universal Stock Plan and the applicable option agreement entered into pursuant thereto, except that immediately following the Initial Effective Time (A) each such Universal Option shall be exercisable only for that whole number of shares of Holdco Common Stock equal to the product (rounded to the nearest whole share) of the number of shares of Universal Common Stock subject to such Universal Option immediately prior to the Initial Effective Time multiplied by the Universal Exchange Ratio, and (B) the exercise price per share of Holdco Common Stock shall be an amount equal to the exercise price per share of Universal Common Stock subject to such Universal Option in effect immediately prior to the Initial Effective Time divided by the Universal Exchange Ratio (the price per share, as so determined, being rounded down to the nearest whole cent); provided, that in no event shall the exercise price be less than the par value of Holdco Common Stock. The adjustments provided in this paragraph with respect to any Universal Options that are "incentive stock options" as defined in Section 422 of the Code shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code. Prior to the Initial Effective Time, Universal shall take all actions as may be required to terminate the Universal ESPP and all outstanding Universal Options thereunder effective immediately prior to the Initial Effective Time in accordance with the terms of Section 8.01 of the Universal ESPP. From and after the date of this Agreement, Universal and its Subsidiaries shall take no action to provide for the acceleration of the exercisability of any Universal Options in connection with the Universal Merger (except to the extent such acceleration is required under the terms of such Universal Options or change in control agreement as of the date of this Agreement). To the extent such acceleration is required under the terms of such Universal Options or other awards made under the Universal Stock Plans upon the occurrence of a change of control (as such term is defined in the applicable Universal Stock Plan or change in control agreement), Universal shall, prior to the Initial Effective Time, take all actions (if any) as may be required to cause such acceleration to occur at the Initial Effective Time and immediately prior to the assumption of the Universal Stock Plan by Holdco (to the extent permitted under the terms of such Universal Stock Plan as of the date of this Agreement). Prior to the Closing, Holdco shall file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-8 (or any successor form) covering the shares of Holdco Common Stock issuable upon exercise of the Universal Options and other awards made under the Universal Stock Plans prior to the Initial Effective Time to be assumed pursuant to this paragraph and shall cause such registration statement to remain effective for as long as there are outstanding any such Universal Options. Except as otherwise specifically provided by this Section 4.1(d), the terms of the Universal Options and the relevant Universal Stock Plans, as in effect at the Initial Effective Time, shall remain in full force and effect with respect to the Universal Options after giving effect to the Universal Merger and the assumptions by Holdco as set forth above. As soon as practicable following the Initial Effective Time, Holdco shall deliver to the holders of Universal Options to be assumed pursuant to this paragraph appropriate notices setting forth such holders' rights pursuant to the respective Universal Stock Plans and the agreements evidencing the grants of such Universal Options and stating that such Universal Options and such agreements shall be assumed by Holdco and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 4.1(d)).

(e) All options to acquire shares of Hanover Common Stock outstanding at the Effective Time identified in Section 4.1(e) of the Hanover Disclosure Letter and all options to acquire shares of Hanover Common Stock issued hereafter under Hanover's equity plans (collectively, the "Hanover Stock Plans") pursuant to Section 7.1(f) (individually, a "Hanover Option" and collectively, the "Hanover Options") shall remain outstanding following the Effective Time, subject to the modifications described in this Section 4.1(e). Prior to the Effective Time, Holdco, Hanover and Universal shall take all actions (if any) as may be required to permit the assumption of such Hanover Options by Holdco pursuant to this Section 4.1(e) so that at the Effective Time, the Hanover Stock Plans shall be assumed by Holdco (with such adjustments thereto as may be required to reflect the Hanover Merger, including the substitution of Holdco Common Stock for Hanover Common Stock thereunder) and the Hanover Options shall be assumed and adjusted by Holdco, subject to the same terms and conditions as under the applicable Hanover Stock Plan and the applicable option agreement entered into pursuant thereto, except that immediately following the Effective Time (A) each such Hanover Option shall be exercisable only for that whole number of shares of Holdco Common Stock equal to the product (rounded to the nearest whole share) of the number of shares of Hanover Common Stock subject to such Hanover Option immediately prior to the Effective Time multiplied by the Hanover Exchange Ratio, and (B) the exercise price per share of Holdco Common Stock shall be an amount equal to the exercise price per share of Hanover Common Stock subject to such Hanover Option in effect immediately prior to the Effective Time divided by the Hanover Exchange Ratio (the price per share, as so determined, being rounded down to the nearest whole cent); provided, that in no event shall the exercise price be less than the par value of Holdco Common Stock. The adjustments provided in this paragraph with respect to any Hanover Options that are "incentive stock options" as defined in Section 422 of the Code shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code. From and after the date of this Agreement, Hanover and its Subsidiaries shall take no action to provide for the acceleration of the exercisability of any Hanover Options in connection with the Hanover Merger (except to the extent such acceleration is required under the terms of such Hanover Options as of the date of this Agreement). To the extent such acceleration is required under the terms of such Hanover Options or other awards made under the Hanover Stock Plans upon the occurrence of a change of control (as such term is defined in the applicable Hanover Stock Plan), prior to the Effective Time, Hanover shall take all actions (if any) as may be required to cause such acceleration to occur at the Effective Time and immediately prior to the assumption of the Hanover Stock Plan by Holdco (to the extent permitted under the terms of such Hanover Stock Plan as of the date of this Agreement). Prior to the Closing, Holdco shall file with the SEC a Registration Statement on Form S-8 (or any successor form) covering the shares of Holdco Common Stock issuable upon exercise of Hanover Options and other awards made under the Hanover Stock Plans prior to the Effective Time to be assumed pursuant to this paragraph and shall cause such registration statement to remain effective for as long as there are outstanding any such Hanover Options. Except as otherwise specifically provided by this Section 4.1(e), the terms of the Hanover Options and the relevant Hanover Stock Plans, as in effect at the Effective Time, shall remain in full force and effect with respect to Hanover Options after giving effect to the Hanover Merger and the assumptions by Holdco as set forth above. As soon as practicable following the Effective Time, Holdco shall deliver to the holders of Hanover Options appropriate notices setting forth such holders' rights pursuant to the respective Hanover Stock Plans and the agreements evidencing the grants of such Hanover Options and stating that such Hanover Options and such agreements shall be assumed by Holdco and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 4.1(e)).

(f) Effective upon consummation of the Mergers, Holdco shall execute and deliver supplemental indentures (the "Supplemental Indentures") whereby it shall agree to be bound by the conversion provisions of Hanover's 7.25% Convertible Junior Subordinated Debentures due 2029, 4.75% Convertible Senior Notes due 2014 and 4.75% Convertible Senior Notes due 2008 (collectively, the "Convertible Notes") and take all other action necessary, such that following the Effective Time, each outstanding Convertible Note will be convertible into a whole number of shares of Holdco Common Stock and cash in lieu of fractional shares of Holdco Common Stock (determined in accordance with Section 4.2(e)) equal to the product of the number of shares of Hanover Common Stock that a holder of such Convertible Note would have had the right to receive had such Convertible Note been converted into Hanover Common Stock immediately prior to the Effective Time multiplied by the Hanover Exchange Ratio. At or prior to the Effective Time, Hanover and Holdco shall comply with all the provisions of the indentures governing the Convertible Notes relating to the assumption of the obligations under such indentures arising from the Hanover Merger.

SECTION 4.2 *Exchange of Certificates Representing Hanover Common Stock and Universal Common Stock.*

(a) Prior to the Initial Effective Time, Holdco shall appoint a bank or trust company reasonably satisfactory to Hanover to act as exchange agent (the "Exchange Agent"). Holdco shall, when and as needed, deposit, or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Hanover Common Stock and Universal Common Stock for exchange in accordance with this Article 4, certificates representing the shares of Holdco Common Stock to be issued pursuant to Section 4.1 and delivered pursuant to this Section 4.2 in exchange for outstanding shares of Hanover Common Stock and Universal Common Stock, respectively. When and as needed, Holdco shall provide the Exchange Agent immediately following the Effective Time cash sufficient to pay cash in lieu of fractional shares of Holdco Common Stock in accordance with Section 4.2(e) (such cash and certificates for shares of Holdco Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund").

(b) Promptly after the Effective Time, Holdco shall cause the Exchange Agent to mail to each holder of record of one or more certificates ("Certificates") that immediately prior to the Initial Effective Time or the Effective Time, as applicable, represented shares of Hanover Common Stock or Universal Common Stock: (A) a letter of transmittal (the "Letter of Transmittal"), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Holdco may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Holdco Common Stock, any unpaid dividends and distributions on shares of Holdco Common Stock in accordance with Section 4.2(c) and cash in lieu of fractional shares in accordance with Section 4.2(e). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Holdco Common Stock and (y) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of this Article 4, after giving effect to any required withholding tax, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. In the event of a transfer of ownership of Hanover Common Stock that is not registered in the transfer records of Hanover or a transfer of ownership of Universal Common Stock that is not registered in the transfer records of Universal, a certificate representing the proper number of shares of Holdco Common Stock, together with a check for the cash to be paid in lieu of fractional shares, may be issued to such a transferee if the Certificate representing such Hanover Common Stock or

Universal Common Stock, as the case may be, is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to shares of Holdco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Holdco Common Stock issuable upon surrender of such Certificate as a result of the conversion provided in this Article 4 until such Certificate is surrendered as provided herein. Subject to the effect of Applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the Certificate so surrendered, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date prior to surrender payable with respect to the number of whole shares of Holdco Common Stock issued pursuant to Section 4.1, less the amount of any withholding taxes, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Holdco Common Stock, less the amount of any withholding taxes.

(d) (i) At or after the Effective Time, the Hanover Surviving Entity shall pay from funds on hand at the Effective Time any dividends or make other distributions with a record date prior to the Effective Time that may have been declared or made by Hanover on shares of Hanover Common Stock which remain unpaid at the Effective Time, and after the Effective Time, there shall be no transfers on the stock transfer books of the Hanover Surviving Entity of the shares of Hanover Common Stock which were outstanding immediately prior to the Effective Time and (ii) at or after the Initial Effective Time, the Universal Surviving Entity shall pay from funds on hand at the Initial Effective Time any dividends or make other distributions with a record date prior to the Initial Effective Time that may have been declared or made by Universal on shares of Universal Common Stock which remain unpaid at the Initial Effective Time, and after the Initial Effective Time, there shall be no transfers on the stock transfer books of the Universal Surviving Entity of the shares of Universal Common Stock which were outstanding immediately prior to the Initial Effective Time. If, after the Effective Time, Certificates are presented to Holdco, the presented Certificates shall be canceled and exchanged for certificates representing shares of Holdco Common Stock and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Article 4. Certificates surrendered for exchange by any person constituting an "affiliate" of Hanover or Universal for purposes of Rule 145(c) under the Securities Act of 1933 (the "Securities Act"), shall not be exchanged until Hanover or Universal, as applicable, has received a written agreement from such person as provided in Section 7.11.

(e) No fractional shares of Holdco Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional shares of Holdco Common Stock pursuant to Section 4.1(b), cash adjustments will be paid to holders in respect of any fractional shares of Holdco Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the Average Price of Universal Common Stock multiplied by the Hanover Exchange Ratio. "Average Price" means the average closing price of the Universal Common Stock, as such price is reported on the New York Stock Exchange as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing, for the 15 trading days ending on the third trading day immediately preceding the Initial Effective Time.

(f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any certificates for shares of Holdco Common Stock) that remains undistributed to the former stockholders of Hanover or Universal one year after the Effective Time shall be delivered to Holdco. Any former stockholders of Hanover or Universal who have not theretofore complied with this Article 4 shall thereafter look only to Holdco for delivery of certificates representing their shares of Holdco Common Stock and cash in lieu of fractional shares and for any unpaid dividends and distributions on the shares of Holdco Common Stock deliverable to such former stockholder pursuant to this Agreement.

leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances ("Liens") other than Permitted Liens.

SECTION 5.5 *Compliance with Laws; Permits.* Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect and except for (i) matters related to taxes, which are treated exclusively in Section 5.10, and (ii) matters arising under Environmental Laws (as defined herein), which are treated exclusively in Section 5.13:

(a) Neither Hanover nor any Subsidiary of Hanover is in violation of any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S. (collectively, "Applicable Laws"), and no claim is pending or, to the knowledge of Hanover, threatened with respect to any such matters. No condition exists which does or could reasonably be expected to constitute a violation of or deficiency under any Applicable Law by Hanover or any Subsidiary of Hanover.

(b) Hanover and each Subsidiary of Hanover hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses (the "Hanover Permits"). All Hanover Permits are in full force and effect and there exists no default thereunder or breach thereof, and Hanover has no notice or actual knowledge that such Hanover Permits will not be renewed in the ordinary course after the Effective Time. No governmental authority has given, or to the knowledge of Hanover threatened to give, any action to terminate, cancel or reform any Hanover Permit.

(c) Hanover and each Subsidiary of Hanover possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds ("Hanover Real Property"). There exists no material default or breach with respect to, and no party or governmental authority has taken or, to the knowledge of Hanover, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Hanover Real Property.

SECTION 5.6 *No Conflict.*

(a) Neither the execution and delivery by Hanover of this Agreement nor the consummation by Hanover of the transactions contemplated by this Agreement in accordance with the terms hereof will (i) subject to receipt of the Hanover Stockholder Approval, conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Hanover; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Hanover or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Hanover or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Hanover or any of its Subsidiaries is a party, or by which Hanover or any of its Subsidiaries or any of their properties may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 5.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Hanover or any of its Subsidiaries, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, that have not had and are not reasonably likely to have a Hanover Material Adverse Effect.

(b) Neither the execution and delivery by Hanover of this Agreement nor the consummation by Hanover of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval, qualification or authorization of, or filing or registration with, any court or governmental or regulatory authority, other than (i) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Exchange Act, the Securities Act or applicable state securities and

"Blue Sky" laws, (ii) filings and notifications required under applicable non-U.S. antitrust laws set forth in Section 5.6 of the Hanover Disclosure Letter and Section 6.6 of the Universal Disclosure Letter ((i) and (ii) collectively, the "Regulatory Filings") and (iii) the filing of the Hanover Certificate of Merger with the Secretary of State of the State of Delaware, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, has not had and is not reasonably likely to have a Hanover Material Adverse Effect.

(c) This Agreement, the Mergers and the transactions contemplated hereby do not, and will not, upon consummation of such transactions in accordance with their terms, result in any "change of control" or similar event or circumstance under (i) the terms of any Hanover Material Contract or (ii) any contract or plan under which any employees, officers or directors of Hanover or any of its Subsidiaries are entitled to payments or benefits, which, in the case of either clause (i) or (ii), gives rise to rights or benefits not otherwise available absent such change of control or similar event and requires either a cash payment or an accounting charge in accordance with U.S. generally accepted accounting principles, or (iii) any material Hanover Permit.

SECTION 5.7 *SEC Documents.*

(a) Hanover and its Subsidiaries have filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by them since September 30, 2003 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and have made available to Universal each registration statement, report, proxy statement or information statement (other than preliminary materials) they have so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Hanover Reports"). As of its respective date, each Hanover Report (i) complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any Hanover Report that have been modified by an amendment to such report filed with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Hanover Reports (including related notes and schedules) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the consolidated financial position of Hanover and its Subsidiaries (or such entities as indicated in such balance sheet) as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders' equity included in or incorporated by reference into the Hanover Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders' equity, as the case may be, of Hanover and its Subsidiaries (or such entities as indicated in such balance sheet) for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal, recurring year-end audit adjustments which are not material in the aggregate), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of Hanover and its Subsidiaries included in the most recent Hanover Report filed prior to the date of this Agreement that includes such a balance sheet, including all notes thereto, as of the date of such balance sheet, neither Hanover nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of Hanover or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect.

(b) Since September 30, 2003, the chief executive officer and chief financial officer of Hanover have made all certifications (without qualification or exceptions to the matters certified) required by the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the statements contained in any such certifications are complete and correct; neither Hanover nor its officers have received notice from any governmental authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Hanover maintains "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the

Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Hanover and its Subsidiaries is made known on a timely basis to the individuals responsible for preparing the Hanover Reports and other public disclosure and Hanover is otherwise in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards of the New York Stock Exchange. As of the date hereof, Hanover has no knowledge of any material weaknesses in the design or operation of its internal controls over financial reporting. There is no reason to believe that Hanover's auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act in connection with the filing of Hanover's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(c) Hanover and its Subsidiaries maintain accurate books and records reflecting in all material respects their respective assets and liabilities and maintain proper and adequate internal accounting controls.

(d) Neither Hanover nor its Subsidiaries has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Hanover. No loan or extension of credit is maintained by Hanover or its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

SECTION 5.8 *Litigation.* Except as described in the Hanover Reports filed prior to the date of this Agreement, there are no actions, suits or proceedings pending against Hanover or any of its Subsidiaries or, to Hanover's knowledge, threatened against Hanover or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a Hanover Material Adverse Effect.

SECTION 5.9 *Absence of Certain Changes.* From January 1, 2006 to the date of this Agreement, there has not been (i) a Hanover Material Adverse Effect or (ii) except as described in the Hanover Reports filed with the SEC prior to the date of this Agreement, (A) any material change by Hanover or any of its Subsidiaries in any of its accounting methods, principles or practices or any of its tax methods, practices or elections applicable to Hanover's consolidated financial statements; (B) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Hanover or any redemption, purchase or other acquisition of any of its equity securities; (C) any split, combination or reclassification of any capital stock of Hanover or any of its Subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of that capital stock; (D) any damage to or any destruction or loss of physical properties owned or used by Hanover or any of its Subsidiaries, whether or not covered by insurance, that individually or in the aggregate constitutes a Hanover Material Adverse Effect; or (E) any reevaluations by Hanover or any of its Subsidiaries of any of their assets which, in accordance with generally accepted accounting principles, Hanover will reflect in its consolidated financial statements, including any impairment of assets, and which in the aggregate are material to them.

SECTION 5.10 *Taxes.*

(a) All tax returns, statements, reports, declarations, estimates and forms ("Returns") required to be filed by or with respect to Hanover or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included Hanover or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate governmental authorities, except to the extent that any failure to file, individually or in the aggregate, has not had and is not reasonably likely to have a Hanover Material Adverse Effect, and all taxes that have become due (regardless of whether reflected on any Return) have been duly paid or deposited in full on a timely basis or adequately reserved for in accordance with generally accepted accounting principles, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes, individually or in the aggregate, has not had and is not reasonably likely to have a Hanover Material Adverse Effect.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect, (i) no audit or other administrative proceeding or court proceeding is presently pending with regard to any tax or Return of Hanover or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim; (ii) no governmental authority is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which Hanover or any of its Subsidiaries may be liable; and (iii) neither Hanover nor any of its Subsidiaries has any liability for any tax under Treas. Reg. Û 1.1502-6 or any similar provision of any other tax law, except for taxes of the affiliated group of which Hanover or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of any other tax law. As of the date of this Agreement, neither Hanover nor any of its Subsidiaries has granted any material request, agreement, consent or waiver to extend any period of limitations applicable to the assessment of any tax upon Hanover or any of its Subsidiaries. Neither Hanover nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under any tax law. Neither Hanover nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among Hanover and any of its Subsidiaries. Since December 31, 2005, Hanover has not made or rescinded any material election relating to taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material taxes, or except as may be required by Applicable Law, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns. Hanover has not engaged in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4. To the knowledge of Hanover, Hanover has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time within the past five years. The Mergers will not cause Hanover or any of its Subsidiaries to recognize gain by reason of Section 355(e) of the Code.

(c) Neither Hanover nor any of its Subsidiaries knows of any fact or has taken or failed to take any action that could reasonably be expected to cause gain or loss to be recognized for U.S. federal income tax purposes by a holder of Hanover Common Stock upon the transfer that is deemed to occur for U.S. federal income tax purposes of Hanover Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the Hanover Merger except for gain that is recognized for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of Holdco Common Stock.

(d) For purposes of this Agreement, "tax" or "taxes" means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (U.S. or non-U.S.).

SECTION 5.11 *Employee Benefit Plans.*

(a) Section 5.11 of the Hanover Disclosure Letter contains a list of all Hanover Benefit Plans. The term "Hanover Benefit Plans" means all employee benefit plans and other benefit arrangements, including all "employee benefit plans" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Hanover or any of its Subsidiaries or ERISA Affiliates or to which Hanover or any of its Subsidiaries or ERISA Affiliates is a party or is required to provide benefits under Applicable Laws. Hanover has made available to Universal true and complete copies of the Hanover Benefit Plans and, if applicable, the most recent trust agreements, Forms 5500, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service determination or opinion letters for each such plan.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect: all applicable reporting and disclosure requirements have been met with respect to the Hanover Benefit Plans; to the extent applicable, the Hanover Benefit Plans comply with the requirements of ERISA and the Code or with the regulations of any applicable jurisdiction, and any Hanover Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or is entitled to rely upon a favorable opinion letter issued by the Internal Revenue Service); the Hanover Benefit Plans have been maintained and operated in accordance with their terms, and, to Hanover's knowledge, there are no breaches of fiduciary duty in connection with the Hanover Benefit Plans; there are no pending or, to Hanover's knowledge, threatened claims against or otherwise involving any Hanover Benefit Plan, and no suit, action or other litigation (excluding routine claims for benefits incurred in the ordinary course of Hanover Benefit Plan activities) has been brought against or with respect to any Hanover Benefit Plan; all material contributions required to be made as of the date of this Agreement to the Hanover Benefit Plans have been made or provided for; with respect to any "employee pension benefit plans," as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by Hanover, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Hanover or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an "ERISA Affiliate"), (i) neither Hanover nor any of its Subsidiaries or ERISA Affiliates has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom; and (ii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived.

(c) No Hanover Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which Hanover or any of its Subsidiaries or ERISA Affiliates maintained, sponsored or contributed to within the six-year period preceding the Effective Time) is (i) a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA), (ii) a "multiple employer plan" (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code. Except as set forth in Section 5.11(c) of the Hanover Disclosure Letter, (A) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause any payments or benefits to any employee, officer or director of Hanover or any of its Subsidiaries to be either subject to an excise tax or non-deductible to Hanover under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, and (B) the execution of, and performance of the transactions contemplated by, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee of Hanover or any Subsidiary thereof.

(d) No Hanover Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Hanover or any Subsidiary of Hanover for periods extending beyond their retirement or other termination of service other than (i) coverage mandated by Applicable Laws, (ii) death benefits under any "pension plan" or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(e) From January 1, 2006 to the date of this Agreement, except in the ordinary course of business consistent with past practice or as described in the Hanover Reports filed prior to the date of this Agreement, there has not been (i) any granting, or any commitment or promise to grant, by Hanover or any of its Subsidiaries to any officer of Hanover or any of its Subsidiaries of (A) any increase in compensation or (B) any increase in severance or termination pay (other than increases in severance or termination pay as a result of an increase in compensation in accordance with Section 5.11(e)(i)(A)), (ii) any entry by Hanover or any of its Subsidiaries into any employment, severance or termination agreement with any person who is an employee of Hanover or any of its Subsidiaries at any time on or after the date of this Agreement, (iii) any increase in, or any commitment or promise to increase, benefits payable or available under any pre-existing Hanover Benefit Plan, except in accordance with the pre-existing terms of that Hanover Benefit Plan, (iv) any establishment of, or any commitment or promise to establish, any new Hanover Benefit Plan, (v) any amendment of any existing stock options, stock appreciation rights, performance awards or restricted stock awards or (vi) except in accordance with and under pre-existing compensation policies, any grant, or any commitment or promise to grant, any stock options, stock appreciation rights, performance awards, or restricted stock awards.

SECTION 5.12 *Labor Matters.*

(a) Neither Hanover nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization. As of the date of this Agreement, to Hanover's knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect, (i) neither Hanover nor any Subsidiary of Hanover has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, laws, ordinances, rules, regulations, orders or directives with respect to the employment of individuals by, or the employment practices of, Hanover or any Subsidiary of Hanover or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (ii) there are no unfair labor practice charges or other employee-related complaints against Hanover or any Subsidiary of Hanover pending or, to the knowledge of Hanover, threatened, before any governmental authority by or concerning the employees working in their respective businesses.

SECTION 5.13 *Environmental Matters.*

(a) Except as described in the Hanover Reports filed with the SEC prior to the date of this Agreement, Hanover and each Subsidiary of Hanover has been and is in compliance with all applicable orders of any court, governmental authority or arbitration board or tribunal and any applicable law, ordinance, rule, regulation or other legal requirement (including common law) related to human health and the environment ("Environmental Laws") except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect. There are no past or present facts, conditions or circumstances that interfere with the conduct of any of their respective businesses in the manner now conducted or which interfere with continued compliance with any Environmental Law, except for any non-compliance or interference that, individually or in the aggregate, has not had and is not reasonably likely to have a Hanover Material Adverse Effect.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect, no judicial or administrative proceedings or governmental investigations are pending or, to the knowledge of Hanover, threatened against Hanover or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law, and there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the knowledge of Hanover or its Subsidiaries, former) businesses, assets or properties of Hanover or any Subsidiary of Hanover, including but not limited to on-site or off-site disposal, release or spill of any material, substance or waste classified, characterized or otherwise regulated as hazardous, toxic, pollutant, contaminant or words of similar meaning under Environmental Laws, including petroleum or petroleum products or byproducts ("Hazardous Materials") which violate Environmental Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental Law, (ii) claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) Neither Hanover nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law or (ii) entered into any consent decree or order or is subject to any order of any court or governmental authority or tribunal under any

Environmental Law or relating to the cleanup of any Hazardous Materials, except for any such matters as have not had and are not reasonably likely to have a Hanover Material Adverse Effect.

SECTION 5.14 *Intellectual Property.* Hanover and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent rights, know-how, trade secrets, trademarks, trademark rights and other proprietary information and other proprietary intellectual property rights used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a Hanover Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect. The conduct of Hanover's and its Subsidiaries' respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to Hanover or any of its Subsidiaries, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect.

SECTION 5.15 *Decrees, Etc.* Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or governmental authority or any arbitral or other dispute resolution body has been issued or entered against Hanover or any Subsidiary of Hanover that continues to be in effect that materially affects the ownership or operation of any of their respective assets and (b) since January 1, 1997, no criminal order, writ, fine, injunction, decree, judgment or determination of any court or governmental authority has been issued against Hanover or any Subsidiary of Hanover.

SECTION 5.16 *Insurance.*

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect, Hanover and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which Hanover and its Subsidiaries operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect, no event relating specifically to Hanover or its Subsidiaries has occurred that could reasonably be expected, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Hanover or any Subsidiary of Hanover during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by Hanover or any Subsidiary of Hanover to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Hanover or any Subsidiary of Hanover under any such excess liability or protection and indemnity insurance policies.

SECTION 5.17 *No Brokers.* Hanover has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Holdco, Hanover or Universal to pay any finder's fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Hanover has retained Credit Suisse Securities (USA) LLC ("Credit Suisse") as its financial advisor, the fees of which shall not exceed those set forth in Section 5.17 of the Hanover Disclosure Letter.

SECTION 5.18 *Opinion of Financial Advisor and Board Approval.* The Board of Directors of Hanover has received the opinion of Credit Suisse to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, the Hanover Exchange Ratio is fair, from a financial point of view, to the holders of Hanover Common Stock, it being agreed that none of Holdco, Universal or Universal Merger Sub has any rights with respect to such opinion. Hanover's Board of Directors, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of Hanover, (ii) approved this Agreement and the transactions contemplated hereby and (iii) recommended adoption of this Agreement by the stockholders of Hanover.

SECTION 5.19 *Universal Stock Ownership.* Neither Hanover nor any of its Subsidiaries owns any shares of capital stock of Universal or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Universal. Hanover is not an "interested stockholder" (within the meaning of Section 203 of the DGCL) with respect to Universal and has not, within the last three years, been an "interested stockholder" with respect to Universal.

SECTION 5.20 *Vote Required.* Assuming the accuracy of the representations and warranties set forth in Section 6.19, the only vote of the holders of any class or series of Hanover capital stock necessary to approve any transaction contemplated by this Agreement is the affirmative vote in favor of the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Hanover Common Stock (the "Hanover Stockholder Approval").

SECTION 5.21 *Certain Contracts.*

(a) Except for this Agreement and except as filed as an exhibit to the Hanover Reports, neither Hanover nor any of its Subsidiaries is a party to or bound by any "material contract" (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 5.21(a) being referred to herein as the "Hanover Material Contracts").

(b) As of the date of this Agreement, each Hanover Material Contract is in full force and effect, and Hanover and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Hanover Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a Hanover Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Hanover Material Adverse Effect, neither Hanover nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Hanover, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Hanover Material Contract or (y) has received written notice of the desire of the other party or parties to any such Hanover Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each Hanover Material Contract is enforceable by Hanover or a Subsidiary of Hanover in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a Hanover Material Adverse Effect.

SECTION 5.22 *Capital Expenditure Program.* As of the date of this Agreement, Section 5.22 of the Hanover Disclosure Letter accurately sets forth in all material respects the capital expenditures that are forecast to be incurred in 2007 on a quarterly basis.

SECTION 5.23 *Improper Payments.* No material bribes, kickbacks or other payments have been made in violation of Applicable Laws by Hanover or any Subsidiary of Hanover or agent of any of them in connection with the conduct of their respective businesses or the operation of their respective assets, and neither Hanover, any Subsidiary of Hanover nor any agent of any of them has received any such payments from vendors, suppliers or other persons.

SECTION 5.24 *Takeover Statutes; Rights Plans.* Assuming the accuracy of the representations of Universal in Section 6.19 hereof, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not cause to be applicable to the Hanover Merger the restrictions on "business combinations" set forth in Section 203 of the DGCL or any similar provision (a

"Takeover Statute"). Hanover does not have any preferred share purchase rights plan or similar rights plan in effect.

SECTION 5.25 *Title, Ownership and Related Matters.*

(a) Hanover and its Subsidiaries have, free and clear of all Liens except for Permitted Liens and Liens, if any, created or permitted to be imposed by Universal, defensible title to their respective inventory, equipment and other tangible and intangible property, including the natural gas compression and oil and natural gas production and processing equipment owned and/or operated by Hanover or its Subsidiaries and related spare parts as may be reduced by the consumption thereof, or increased through the replacement thereof or addition thereto, in the ordinary course of maintenance and operation of their respective businesses, in each case as necessary to permit Hanover and its Subsidiaries to conduct their respective businesses as currently conducted. As used in this Agreement, the term "Permitted Liens" shall mean Liens for taxes not yet due and payable; statutory Liens of lessors; Liens of carriers, warehousemen, repairmen, mechanics and materialmen arising by operation of law in the ordinary course of business; Liens incurred in the ordinary course of business that secure obligations not yet due and payable; Liens securing indebtedness of Hanover and its Subsidiaries or Universal and its Subsidiaries outstanding as of the date of this Agreement or incurred in accordance with Section 7.1 hereof and Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security.

(b) Each of Hanover and its Subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all leases to which Hanover or any of its Subsidiaries is a party or under which it is in occupancy are in full force and effect. Each of Hanover and its Subsidiaries enjoys peaceful and undisturbed possession of the properties or assets purported to be leased under its material leases.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF UNIVERSAL, HOLDCO AND MERGER SUBS

Except as set forth in the disclosure letter delivered to Hanover by Universal at or prior to the execution of this Agreement (the "Universal Disclosure Letter") and making reference to the particular subsection of this Agreement to which exception is being taken (provided that any information set forth in one section or subsection of the Universal Disclosure Letter shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent), Universal, Holdco and each Merger Sub, jointly and severally, represent and warrant to Hanover that:

SECTION 6.1 *Existence; Good Standing; Corporate Authority.* Each of Universal, Holdco and each Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Universal is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a Universal Material Adverse Effect. Each of Universal, Holdco and each Merger Sub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the certificates of incorporation and bylaws of Universal, Holdco and each Merger Sub previously made available to Hanover are true and correct and contain all amendments as of the date of this Agreement.

SECTION 6.2 *Authorization, Validity and Effect of Agreements.* Each of Universal, Holdco and the Merger Subs has the requisite corporate power and authority to execute and deliver this Agreement and, upon receipt of the Universal Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution of this Agreement and the consummation by each of Universal, Holdco and the Merger Subs of the transactions contemplated hereby have been duly authorized by all requisite corporate action on behalf of each of them, other than (i) the receipt of the Universal Stockholder Approval, (ii) the adoption of this Agreement by Holdco in its capacity as sole stockholder of each of the Merger Subs and (iii) the approval of the Holdco Charter by Universal in its capacity as sole stockholder of Holdco. Each of Universal, Holdco and the Merger Subs has duly executed and delivered this Agreement. Assuming this Agreement constitutes a valid and legally binding obligation of Hanover, this Agreement constitutes the valid and legally binding obligation of each of Universal, Holdco and the Merger Subs, enforceable against Universal, Holdco and the Merger Subs in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights and general principles of equity. Assuming the accuracy of the representations and warranties set forth in Section 5.19, Universal has taken all action necessary to render the restrictions set forth in Section 203 of the DGCL, and any other applicable takeover law restricting or purporting to restrict business combinations, inapplicable to this Agreement and the transactions contemplated hereby.

SECTION 6.3 *Capitalization.* The authorized capital stock of Universal consists of 200,000,000 shares of Universal Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share ("Universal Preferred Stock"). As of the Cut-off Time, there were (i) 30,687,130 outstanding shares of Universal Common Stock, (ii) 1,891,112 shares of Universal Common Stock reserved for issuance upon exercise of outstanding Universal Options, (iii) no outstanding shares of Universal Preferred Stock and (iv) 2,177 shares of Universal Common Stock owed to current or former directors of Universal under Universal's Directors' Stock Plan. From the Cut-off Time to the date of this Agreement, no additional shares of Universal Common Stock have been issued (other than pursuant to Universal Options which were outstanding as of the Cut-off Time and are included in the number of shares of Universal Common Stock reserved for issuance upon exercise of outstanding Universal Options in (ii) above), no additional Universal Options have been issued or granted, and there has been no increase in the number of shares of Universal Common Stock issuable upon exercise of the Universal Options from those issuable under such Universal Options as of the Cut-off Time. All such issued and outstanding shares of Universal Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, there are (A) 625,000 common units of Universal Compression Partners, L.P. (the "Universal Partnership") reserved for issuance under the Universal Partnership Long-Term Incentive Plan (the "Universal Partnership LTIP"), of which 593,572 common units of the Universal Partnership were reserved for issuance upon exercise of outstanding options granted under the Universal Partnership LTIP (which options are identified in Section 6.3 of the Universal Disclosure Letter), (B) 5,607 phantom units that have been granted by the Universal Partnership and 332,142 common unit appreciation rights that have been granted by Universal (which phantom units and appreciation rights are identified in Section 6.3 of the Universal Disclosure Letter) and (C) no other awards outstanding under the Universal Partnership LTIP. As of the date of this Agreement, except as set forth in this Section 6.3, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Universal or any of its Subsidiaries to issue, transfer, sell or register any shares of capital stock or other voting securities of Universal or any of its Subsidiaries. Universal has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Universal on any matter.

SECTION 6.4 *Subsidiaries.*

(a) Each of Universal's Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or in good standing, individually or in the aggregate, has not had and is not reasonably likely to have a Universal Material Adverse Effect. As of the date of this Agreement, all of the outstanding shares of capital stock of, or other ownership interests in, each of Universal's Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (except as nonassessability may be affected by Applicable Law), and are owned, directly or indirectly, by Universal free and clear of all Liens other than Permitted Liens.

(b) All of the outstanding capital stock of Holdco is owned directly by Universal. All of the outstanding capital stock of each of the Merger Subs is owned directly by Holdco. Holdco and the Merger Subs have been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will not have engaged in any activities other than in connection with the transactions contemplated by this Agreement. Immediately prior to the Initial Effective Time, (i) there will be 250,000,000 shares of Holdco Common Stock authorized for issuance in connection with the Mergers, other than 100 shares of Holdco Common Stock that will be held by Universal and (ii) each Merger Sub will have 100 outstanding shares of its common stock, par value $0.01 per share. The shares of Holdco Common Stock to be issued in connection with the Mergers, when issued in accordance with this Agreement, will be validly issued, fully paid, nonassessable and free of preemptive rights.

SECTION 6.5 *Compliance with Laws; Permits.* Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Universal Material Adverse Effect and except for (i) matters related to taxes, which are treated exclusively in Section 6.10, and (ii) matters arising under Environmental Laws, which are treated exclusively in Section 6.13:

(a) Neither Universal nor any Subsidiary of Universal is in violation of any Applicable Laws, and no claim is pending or, to the knowledge of Universal, threatened with respect to any such matters. No condition exists which does or could reasonably be expected to constitute a violation of or deficiency under any Applicable Law by Universal or any Subsidiary of Universal.

(b) Universal and each Subsidiary of Universal hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory authorities necessary for the lawful conduct of their respective businesses (the "Universal Permits"). All Universal Permits are in full force and effect and there exists no default thereunder or breach thereof, and Universal has no notice or actual knowledge that such Universal Permits will not be renewed in the ordinary course after the Effective Time. No governmental authority has given, or to the knowledge of Universal threatened to give, any action to terminate, cancel or reform any Universal Permit.

(c) Universal and each Subsidiary of Universal possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its real property or leaseholds ("Universal Real Property"). There exists no material default or breach with respect to, and no party or governmental authority has taken or, to the knowledge of Universal, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization pertaining to the Universal Real Property.

SECTION 6.6 *No Conflict.*

(a) Neither the execution and delivery by Universal, Holdco and the Merger Subs of this Agreement nor the consummation by any of them of the transactions contemplated by this Agreement in accordance with the terms hereof will (i) subject to receipt of the Universal Stockholder Approval, conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Holdco, Universal or either Merger Sub; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Universal or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Universal or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Universal or any of its Subsidiaries is a party, or by which Universal or any of its Subsidiaries or any of their properties may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 6.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Universal or any of its Subsidiaries, except as, in the case of matters described in clause (ii) or (iii), individually or in the aggregate, that have not had and are not reasonably likely to have a Universal Material Adverse Effect.

(b) Neither the execution and delivery by Universal, Holdco or either Merger Sub of this Agreement nor the consummation by any of them of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval, qualification or authorization of, or filing or registration with, any court or governmental or regulatory authority, other than (i) the Regulatory Filings, (ii) the filing of a listing application with the New York Stock Exchange pursuant to Section 7.9, and (iii) the filing of the Certificates of Merger and the Holdco Charter with the Secretary of State of the State of Delaware, except for any consent, approval, qualification or authorization the failure to obtain which, and for any filing or registration the failure to make which, has not had and is not reasonably likely to have a Universal Material Adverse Effect.

(c) This Agreement, the Mergers and the transactions contemplated hereby do not, and will not, upon consummation of such transactions in accordance with their terms, result in any "change of control" or similar event or circumstance under (i) the terms of any Universal Material Contract or (ii) any contract or plan under which any employees, officers or directors of Universal or any of its Subsidiaries are entitled to payments or benefits, which, in the case of either clause (i) or (ii), gives rise to rights or benefits not otherwise available absent such change of control or similar event and requires either a cash payment or an accounting charge in accordance with U.S. generally accepted accounting principles, or (iii) any material Universal Permit.

SECTION 6.7 *SEC Documents.*

(a) Universal and its Subsidiaries have filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by them since September 30, 2003 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and have made available to Hanover each registration statement, report, proxy statement or information statement (other than preliminary materials) they have so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Universal Reports"). As of its respective date, each Universal Report (i) complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for any statements in any Universal Report that have been modified by an amendment to such report filed with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Universal Reports (including related notes and schedules) complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presents in all material respects the consolidated financial position of Universal and its Subsidiaries (or such entities as indicated in such balance sheet) as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders' equity included in or incorporated by reference into the Universal Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders' equity, as the case may be, of Universal and its Subsidiaries (or such entities as indicated in such balance sheet) for the periods set forth therein (subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal, recurring year-end audit adjustments which are not material in the aggregate), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of Universal and its Subsidiaries included in the most recent Universal Report filed prior to the date of this Agreement that includes such a balance sheet, including all notes thereto, as of the date of such balance sheet, neither Universal nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of Universal or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, other than liabilities or obligations which, individually or in the aggregate, have not had and are not reasonably likely to have a Universal Material Adverse Effect.

(b) Since September 30, 2003, the chief executive officer and chief financial officer of Universal have made all certifications (without qualification or exceptions to the matters certified) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct; neither Universal nor its officers have received notice from any governmental authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Universal maintains "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Universal and its Subsidiaries is made known on a timely basis to the individuals responsible for preparing the Universal Reports and other public disclosure and Universal is otherwise in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards of the New York Stock Exchange. As of the date hereof, Universal has no knowledge of any material weaknesses in the design or operation of its internal controls over financial reporting. There is no reason to believe that Universal's auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act in connection with the filing of Universal's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(c) Universal and its Subsidiaries maintain accurate books and records reflecting in all material respects their respective assets and liabilities and maintain proper and adequate internal accounting controls.

(d) Neither Universal nor its Subsidiaries has, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Universal. No loan or extension of credit is maintained by Universal or its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

SECTION 6.8 *Litigation.* Except as described in the Universal Reports filed prior to the date of this Agreement, there are no actions, suits or proceedings pending against Universal or any of its Subsidiaries or, to Universal's knowledge, threatened against Universal or any of its Subsidiaries, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that, individually or in the aggregate, have had or are reasonably likely to have a Universal Material Adverse Effect.

SECTION 6.9 *Absence of Certain Changes.* From January 1, 2006 to the date of this Agreement, there has not been (i) a Universal Material Adverse Effect or (ii) except as described in the Universal Reports filed with the SEC prior to the date of this Agreement, (A) any material change by Universal or any of its Subsidiaries in any of its accounting methods, principles or practices or any of its tax methods, practices or elections applicable to Universal's consolidated financial statements; (B) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Universal or any redemption, purchase or other acquisition of any of its equity securities; (C) any split, combination or reclassification of any capital stock of Universal or any of its Subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of that capital stock; (D) any damage to or any destruction or loss of physical properties owned or used by Universal or any of its Subsidiaries, whether or not covered by insurance, that individually or in the aggregate constitutes a Universal Material Adverse Effect; or (E) any reevaluations by Universal or any of its Subsidiaries of any of their assets which, in accordance with generally accepted accounting principles, Universal will reflect in its consolidated financial statements, including any impairment of assets, and which in the aggregate are material to them.

SECTION 6.10 *Taxes.*

(a) All Returns required to be filed by or with respect to Universal or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included Universal or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate governmental authorities, except to the extent that any failure to file, individually or in the aggregate, has not had and is not reasonably likely to have a Universal Material Adverse Effect, and all taxes that have become due (regardless of whether reflected on any Return) have been duly paid or deposited in full on a timely basis or adequately reserved for in accordance with generally accepted accounting principles, except to the extent that any failure to pay or deposit or make adequate provision for the payment of such taxes, individually or in the aggregate, has not had and is not reasonably likely to have a Universal Material Adverse Effect.

(b) Except to the extent such matters, individually or in the aggregate, have not had and are not reasonably likely to have a Universal Material Adverse Effect, (i) no audit or other administrative proceeding or court proceeding is presently pending with regard to any tax or Return of Universal or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim; (ii) no governmental authority is now asserting in writing any deficiency or claim for taxes or any adjustment to taxes with respect to which Universal or any of its Subsidiaries may be liable; and (iii) neither Universal nor any of its Subsidiaries has any liability for any tax under Treas. Reg. Û 1.1502-6 or any similar provision of any other tax law, except for taxes of the affiliated group of which Universal or any of its Subsidiaries is the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of any other tax law. As of the date of this Agreement, neither Universal nor any of its Subsidiaries has granted any material request, agreement, consent or waiver to extend any period of limitations applicable to the assessment of any tax upon Universal or any of its Subsidiaries. Neither Universal nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under any tax law. Neither Universal nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement other than with respect to any such agreement or arrangement among Universal and any of its Subsidiaries. Since December 31, 2005, Universal has not made or rescinded any material election relating to taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material taxes, or except as may be required by Applicable Law, made any material change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns. Universal has not engaged in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4. To the knowledge of Universal, Universal has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time within the past five years. The Mergers will not cause Universal or any of its Subsidiaries to recognize gain by reason of Section 355(e) of the Code.

(c) Neither Universal nor any of its Subsidiaries knows of any fact or has taken or failed to take any action that could reasonably be expected to cause gain or loss to be recognized for U.S. federal income tax purposes by a holder of Universal Common Stock upon its transfer that is deemed to occur for U.S. federal income tax purposes of Universal Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the Universal Merger except for gain that is recognized for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of Holdco Common Stock.

(d) The Universal Partnership is properly classified as a partnership for federal income tax purposes, and for the portion of the taxable year of Universal Partnership that ends at the Initial Effective Time, 90 percent or more of the gross income of the Universal Partnership will consist of "qualifying income," as defined in Section 7704(d) of the Code.

SECTION 6.11 *Employee Benefit Plans.*

(a) Section 6.11 of the Universal Disclosure Letter contains a list of all Universal Benefit Plans. The term "Universal Benefit Plans" means all employee benefit plans and other benefit arrangements, including all "employee benefit plans" as defined in Section 3(3) of ERISA, whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Universal or any of its Subsidiaries or ERISA Affiliates or to which Universal or any of its Subsidiaries or ERISA Affiliates is a party or is required to provide benefits under Applicable Laws. Universal has made available to Hanover true and complete copies of the Universal Benefit Plans and, if applicable, the most recent trust agreements, other proprietary information and other proprietary intellectual property rights used or held for use in connection with their respective businesses as currently being conducted, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, has not had and is not reasonably likely to have a Universal Material Adverse Effect, and there are no assertions or claims challenging the validity of any of the foregoing that, individually or in the aggregate, have not had and are not reasonably likely to have a Universal Material Adverse Effect. The conduct of Universal's and its Subsidiaries' respective businesses as currently conducted does not conflict with any patents, patent rights, licenses, trademarks, trademark rights, trade names, trade name rights or copyrights of others, except for such conflicts that, individually or in the aggregate, have not had and are not reasonably likely to have a Universal Material Adverse Effect. There is no material infringement of any proprietary right owned by or licensed by or to Universal or any of its Subsidiaries, except for such infringements that, individually or in the aggregate, have not had and are not reasonably likely to have a Universal Material Adverse Effect.

SECTION 6.15 *Decrees, Etc.* Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Universal Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or governmental authority or any arbitral or other dispute resolution body has been issued or entered against Universal or any Subsidiary of Universal that continues to be in effect that materially affects the ownership or operation of any of their respective assets and (b) since January 1, 1997, no criminal order, writ, fine, injunction, decree, judgment or determination of any court or governmental authority has been issued against Universal or any Subsidiary of Universal.

SECTION 6.16 *Insurance.*

(a) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Universal Material Adverse Effect, Universal and its Subsidiaries maintain insurance coverage with financially responsible insurance companies in such amounts and against such losses as are customary in the industries in which Universal and its Subsidiaries operate on the date of this Agreement.

(b) Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Universal Material Adverse Effect, no event relating specifically to Universal or its Subsidiaries has occurred that could reasonably be expected, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer within one year prior to the date of this Agreement, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of Universal or any Subsidiary of Universal during the period of one year prior to the date of this Agreement. Prior to the date of this Agreement, no event has occurred, including the failure by Universal or any Subsidiary of Universal to give any notice or information or by giving any inaccurate or erroneous notice or information, which materially limits or impairs the rights of Universal or any Subsidiary of Universal under any such excess liability or protection and indemnity insurance policies.

SECTION 6.17 *No Brokers.* Universal has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Holdco, Hanover or Universal to pay any finder's fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that Universal has retained Goldman, Sachs & Co. as its financial advisor, the fees of which shall not exceed those set forth in Section 6.17 of the Universal Disclosure Letter.

SECTION 6.18 *Opinion of Financial Advisor and Board Approvals.* The Board of Directors of Universal has received the opinion of Goldman, Sachs & Co. to the effect that, subject to the assumptions, qualifications and limitations relating to such opinion, the Universal Exchange Ratio is fair, from a financial point of view, to the holders of Universal Common Stock, it being agreed that none of Holdco, Hanover or Hanover Merger Sub has any rights with respect to such opinion. Universal's Board of Directors, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of Universal, (ii) approved this Agreement and the transactions contemplated hereby and (iii) recommended adoption of this Agreement by the stockholders of Universal.

SECTION 6.19 *Hanover Stock Ownership.* Neither Universal nor any of its Subsidiaries owns any shares of capital stock of Hanover or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Hanover. Universal is not an "interested stockholder" with respect to Hanover and Universal has not, within the last three years, been an "interested stockholder" with respect to Hanover.

SECTION 6.20 *Vote Required.* Assuming the accuracy of the representations and warranties set forth in Section 5.19, the only vote of the holders of any class or series of Universal capital stock necessary to approve any transaction contemplated by this Agreement is the affirmative vote in favor of the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Universal Common Stock (the "Universal Stockholder Approval").

SECTION 6.21 *Certain Contracts.*

(a) Except for this Agreement and except as filed as an exhibit to the Universal Reports, neither Universal nor any of its Subsidiaries is a party to or bound by any "material contract" (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) (all contracts of the type described in this Section 6.21(a) being referred to herein as the "Universal Material Contracts").

(b) As of the date of this Agreement, each Universal Material Contract is in full force and effect, and Universal and each of its Subsidiaries have in all material respects performed all obligations required to be performed by them to date under each Universal Material Contract to which they are party, except where such failure to be in full force and effect or such failure to perform, individually or in the aggregate, has not had and is not reasonably likely to have a Universal Material Adverse Effect. Except for such matters as, individually or in the aggregate, have not had and are not reasonably likely to have a Universal Material Adverse Effect, neither Universal nor any of its Subsidiaries (x) knows of, or has received written notice of, any breach of or violation or default under (nor, to the knowledge of Universal, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any Universal Material Contract or (y) has received written notice of the desire of the other party or parties to any such Universal Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Each Universal Material Contract is enforceable by Universal or a Subsidiary of Universal in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights and general principles of equity, except where such unenforceability does not constitute, individually or in the aggregate, a Universal Material Adverse Effect.

SECTION 6.22 *Capital Expenditure Program.* As of the date of this Agreement, Section 6.22 of the Universal Disclosure Letter accurately sets forth in all material respects the capital expenditures that are forecast to be incurred in 2007 on a quarterly basis.

SECTION 6.23 *Improper Payments.* No material bribes, kickbacks or other payments have been made in violation of Applicable Laws by Universal or any Subsidiary of Universal or agent of any of them in connection with the conduct of their respective businesses or the operation of their respective assets, and neither Universal, any Subsidiary of Universal, nor any agent of any of them has received any such payments from vendors, suppliers or other persons.

SECTION 6.24 *Takeover Statutes; Rights Plans.* Assuming the accuracy of the representations of Hanover in Section 5.19 hereof, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not cause to be applicable to the Universal Merger any Takeover Statute. Each of Universal, Holdco and the Merger Subs does not have any preferred share purchase rights plan or similar rights plan in effect.

SECTION 6.25 *Title, Ownership and Related Matters.*

(a) Universal and its Subsidiaries have, free and clear of all Liens except for Permitted Liens and Liens, if any, created or permitted to be imposed by Hanover, defensible title to their respective inventory, equipment and other tangible and intangible property, including the natural gas compression and oil and natural gas production and processing equipment owned and/or operated by Universal or its Subsidiaries and related spare parts as may be reduced by the consumption thereof, or increased through the replacement thereof or addition thereto, in the ordinary course of maintenance and operation of their respective businesses, in each case as necessary to permit Universal and its Subsidiaries to conduct their respective businesses as currently conducted.

(b) Each of Universal and its Subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all leases to which Universal or any of its Subsidiaries is a party or under which it is in occupancy are in full force and effect. Each of Universal and its Subsidiaries enjoys peaceful and undisturbed possession of the properties or assets purported to be leased under its material leases.

ARTICLE 7

COVENANTS

SECTION 7.1 *Conduct of Business.* Prior to the Effective Time, except as set forth in the Universal Disclosure Letter or the Hanover Disclosure Letter or as any other provision of this Agreement expressly permits or provides or (provided that the party proposing to take such action has provided the other party with advance notice of the proposed action to the extent practicable) as required by Applicable Laws, unless the other party has consented in writing thereto, such consent not to be unreasonably withheld, delayed or conditioned, each of Universal and Hanover:

(a) shall, and shall cause each of its Subsidiaries to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as heretofore conducted;

(b) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to preserve intact their business organizations and goodwill (except that any of its Subsidiaries may be merged with or into, or be consolidated with, any of its Subsidiaries or may be liquidated into it or any of its Subsidiaries), keep available the services of their respective officers and employees and maintain satisfactory relationships with those persons having business relationships with them;

(c) shall not amend or propose to amend its certificate of incorporation or bylaws, other than bylaw amendments that are not detrimental to the interests of stockholders;

(d) shall not permit or allow Hanover Merger Sub or Universal Merger Sub to amend their respective certificates of incorporation or bylaws;

(e) shall promptly notify the other of any material change in its or any of its material Subsidiaries' condition (financial or otherwise) or business or any termination, cancellation, repudiation or material breach of any Universal Material Contract or Hanover Material Contract, respectively (or communications indicating that the same may be contemplated), or any material litigation or proceedings (including arbitration and other dispute resolution proceedings) or material governmental complaints, investigations, inquiries or hearings (or communications indicating that the same may be contemplated) or any material developments in any such litigation, proceedings, complaints, investigations, inquiries or hearings;

(f) shall not, and shall not permit any of its Subsidiaries to, (i) except pursuant to the exercise of options or upon the settlement of restricted stock units in each case existing on the date of this Agreement and disclosed in this Agreement or the Universal Disclosure Letter or the Hanover Disclosure Letter, pursuant to the conversion of any Convertible Notes in accordance with the terms thereof or pursuant to the grant or exercise of awards granted after the date of this Agreement and expressly permitted under this Agreement, issue any shares of its capital stock or other equity securities, effect any stock split or otherwise change its capitalization as it existed on the date of this Agreement, (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date of this Agreement to acquire or otherwise with respect to any shares of its capital stock or other equity securities, or grant or issue any restricted stock or securities, except in each case for awards under the Hanover Benefit Plans or the Universal Benefit Plans in existence as of the date hereof to any newly hired employees or to existing officers, directors or employees in the ordinary course of business consistent with past practices; *provided, however*, that the vesting or exercisability of any award made after the date of this Agreement as permitted by this clause (ii) shall not accelerate as a result of the pendency, approval or consummation of the transactions contemplated by this Agreement, (iii) amend or otherwise modify any option, warrant, conversion right or other right to acquire any shares of its capital stock existing on the date of this Agreement, (iv) with respect to any of its former, present or future officers, directors or employees, increase any compensation or benefits, award or pay any bonuses, establish any bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except in each case in the ordinary course of business consistent with past practices or as required by law, (v) except as expressly permitted under this Agreement, adopt any new employee benefit plan or agreement (including any stock option, stock benefit or stock purchase plan) or amend (except as required by law) any existing employee benefit plan in any material respect, or (vi) permit any holder of an option or other award pertaining to shares of Universal Common Stock or Hanover Common Stock to have shares withheld upon exercise, vesting or payment for tax purposes, in excess of the number of shares needed to satisfy the minimum statutory withholding requirements for federal and state tax withholding;

(g) shall not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or (ii) redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any of its Subsidiaries, or make any commitment for any such action;

(h) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, encumber or otherwise dispose of, or enter into a contract to sell, lease, license, encumber or otherwise dispose of, any of its assets (including capital stock of Subsidiaries) which are, individually or in the aggregate, material to it and its Subsidiaries as a whole, except for (i) sales of surplus or obsolete equipment, (ii) sales of other assets in the ordinary course of business or sales of assets pursuant to contractual rights existing as of the date of this Agreement that were entered into the ordinary course of business consistent with past practices, (iii) sales, leases or other transfers between such party and its wholly owned Subsidiaries or between those Subsidiaries, (iv) sales, dispositions or divestitures as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the transactions contemplated by this Agreement in accordance with Section 7.5(c), or (v) arm's-length sales or other transfers not described in clauses (i) through (iii) above for aggregate consideration not exceeding $25 million for each of Hanover and Universal;

(i) shall not, and shall not permit any of its Subsidiaries to, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except in each case for acquisitions and agreements that involve an aggregate consideration of less than (A) $150 million for all acquisitions of the equity interests in or a substantial portion of the assets of businesses or entities whose principal assets are compression and related equipment and (B) $50 million for all other acquisitions to which this paragraph relates, in each case for each of Hanover and Universal (excluding, with respect to this clause (i), acquisitions approved in writing by both parties and excluding acquisitions by the Universal Partnership), or (ii) acquire or agree to acquire, directly or indirectly, any assets or securities that would require a filing or approval under the HSR Act or any Non-U.S. Antitrust Law;

(j) shall not, and shall cause its Subsidiaries not to, change any of the material accounting principles or practices used by it except as may be required as a result of a change in generally accepted accounting principles;

(k) shall, and shall cause any of its Subsidiaries to, use commercially reasonable efforts to maintain in full force without interruption its present insurance policies or comparable insurance coverage;

(l) shall not, and shall not permit any of its Subsidiaries to, (i) make or rescind any material election relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes except to the extent of any reserve reflected on that party's consolidated balance sheet as of September 30, 2006 as filed with the SEC in its Quarterly Report on Form 10-Q for the quarter then ended relating to such matter that was established in the ordinary course of business consistent with past practice, or (iii) change in any material respect any of its methods of reporting any item for tax purposes from those employed in the preparation of its tax returns for the most recent taxable year for which a return has been filed, except as may be required by Applicable Law;

(m) shall not, and shall not permit any of its Subsidiaries to, (i) incur any indebtedness for borrowed money in excess of $200 million, in the aggregate, or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any of its debt securities or any of its Subsidiaries or guarantee any debt securities of others, other than (A) borrowings from that party's or its Subsidiary's revolving credit facility in the ordinary course of business, (B) borrowings the proceeds of which are used to repay or repurchase other indebtedness of that party or its Subsidiaries or (C) borrowings in respect of intercompany debt or (ii) except in the ordinary course of business or with or between its Subsidiaries, enter into any material lease (whether such lease is an operating or capital lease) or create any material Liens on its property (other than Permitted Liens);

(n) shall not, and shall cause its Subsidiaries not to, purchase or otherwise acquire any shares of capital stock of Universal or Hanover, other than shares purchased solely to satisfy withholding obligations in connection with the vesting or exercise (as applicable) of restricted stock, stock options, stock appreciation rights, restricted stock units and similar awards by the grantees thereof;

(o) shall not take any action that could reasonably be expected to delay materially or adversely affect in a material respect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any governmental commission, board or other regulatory body or the expiration of any applicable waiting period required to consummate the transactions contemplated by this Agreement;

(p) unless in the good faith opinion of its Board of Directors after consultation with its outside legal counsel the following would be inconsistent with its fiduciary duties, (i) shall not terminate, amend, modify or waive any provision of any agreement containing a standstill covenant to which it is a party; and (ii) shall enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction;

(q) shall not take any action that would reasonably be expected to result in any condition in Article 8 not being satisfied; and

(r) shall not (i) agree in writing or otherwise to take any of the prohibited actions described above or (ii) permit any of its Subsidiaries to agree in writing or otherwise to take any of the prohibited actions described above that refer to Subsidiaries.

SECTION 7.2 *No Solicitation by Hanover.*

(a) Hanover shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, "Representatives") retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate, any inquiry or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, a Hanover Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, any Hanover Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Hanover or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Hanover or any of its Subsidiaries or otherwise, shall be a breach of this Section 7.2 by Hanover. Hanover shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Hanover Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining Hanover Stockholder Approval, in response to a bona fide written Hanover Takeover Proposal that the Board of Directors of Hanover determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Hanover Superior Proposal, and which Hanover Takeover Proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 7.2, Hanover may, if its Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Hanover under Applicable Laws, and subject to compliance with Section 7.2(c) and after giving Universal written notice of such determination, (x) furnish information with respect to Hanover and its Subsidiaries to the person making such Hanover Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement, provided that all such information has previously been provided to Universal or is provided to Universal prior to or substantially concurrently with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Hanover Takeover Proposal (and its Representatives) regarding such Hanover Takeover Proposal.

The term "Hanover Takeover Proposal" means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets or businesses that constitute 20% or more of the revenues, net income or the assets of Hanover and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of Hanover or any of its "significant subsidiaries" (as that term is defined in Item 1.02(w) of Regulation S-X), any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Hanover or any of its significant subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Hanover or any of its Subsidiaries pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of Hanover or any of its significant subsidiaries or of any resulting parent company of Hanover, other than the transactions contemplated by this Agreement.

The term "Hanover Superior Proposal" means any bona fide proposal or offer made by a third party that if consummated would result in such person's (or its stockholders') owning, directly or indirectly, more than 50% of the shares of Hanover Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Hanover, which the Board of Directors of Hanover determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of Hanover from a financial point of view than the Hanover Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Universal in response to such offer or otherwise)) and (ii) reasonably capable of being financed and completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal.

For purposes of the definitions of "Hanover Takeover Proposal" and "Hanover Superior Proposal," the term "person" shall include any group within the meaning of Section 13(d) of the Exchange Act.

(b) Neither the Board of Directors of Hanover nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Universal), or propose to withdraw (or modify in a manner adverse to Universal), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Hanover Merger or the other transactions contemplated by this Agreement, (B) recommend, adopt or approve, or propose to recommend, adopt or approve, any Hanover Takeover Proposal or (C) fail to reaffirm within a reasonable period of time upon request by Universal (publicly if so requested) its recommendation of this Agreement, the Hanover Merger and the other transactions contemplated by this Agreement (any such action or failure described in this clause (i) being referred to as a "Hanover Adverse Recommendation Change") or (ii) approve or recommend, or propose to approve or recommend, or allow Hanover or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Hanover Takeover Proposal (other than a confidentiality agreement referred to in Section 7.2(a)). Notwithstanding the foregoing, at any time prior to obtaining Hanover Stockholder Approval, the Board of Directors of Hanover may make a Hanover Adverse Recommendation Change if such Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Hanover under Applicable Laws; *provided, however,* that no Hanover Adverse Recommendation Change may be made until after the fifth business day following Universal's receipt of written notice (a "Hanover Notice of Adverse Recommendation") from Hanover advising Universal that the Board of Directors of Hanover intends to make a Hanover Adverse Recommendation Change and specifying the terms and conditions of the Hanover Superior Proposal, if any, that is related to such Hanover Adverse Recommendation Change (it being understood and agreed that any amendment to the financial terms or any other material term of such Hanover Superior Proposal shall require a new Hanover Notice of Adverse Recommendation and a new five business day period). In determining whether to make a Hanover Adverse Recommendation Change, the Board of Directors of Hanover shall take into account any changes to the financial terms of this Agreement proposed by Universal in response to a Hanover Notice of Adverse Recommendation or otherwise.

(c) In addition to the obligations of Hanover set forth in paragraphs (a) and (b) of this Section 7.2, Hanover shall promptly (and in any event within one business day after receipt thereof) advise Universal orally and in writing of any Hanover Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Hanover Takeover Proposal, the material terms and conditions of any such Hanover Takeover Proposal or inquiry (including any changes thereto) and the identity of the person making any such Hanover Takeover Proposal or inquiry. Hanover shall (i) keep Universal fully informed of the status and material terms and conditions (including any change therein) of any such Hanover Takeover Proposal or inquiry and (ii) provide to Universal as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Hanover or any of its Subsidiaries from any person that describes any of the material terms and conditions of any Hanover Takeover Proposal.

(d) Nothing contained in this Section 7.2 shall prohibit Hanover from (x) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (y) making any required disclosure to the stockholders of Hanover if, in the good faith judgment of the Board of Directors of Hanover (after consultation with outside counsel) failure to so disclose would constitute a violation of Applicable Law or fiduciary duty; *provided, however,* that in no event shall Hanover or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 7.2(b).

SECTION 7.3 *No Solicitation by Universal.*

(a) Universal shall not, nor shall it authorize or permit any of its Subsidiaries or any of their respective directors, officers or employees or any Representative retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which could reasonably be expected to, facilitate, any inquiry or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, a Universal Takeover Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information in connection with, any Universal Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of Universal or any of its Subsidiaries, whether or not such person is purporting to act on behalf of Universal or any of its Subsidiaries or otherwise, shall be a breach of this Section 7.3 by Universal. Universal shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Universal Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining Universal Stockholder Approval, in response to a bona fide written Universal Takeover Proposal that the Board of Directors of Universal determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Universal Superior Proposal, and which Universal Takeover Proposal was made after the date of this Agreement and did not otherwise result from a breach of this

Section 7.3, Universal may, if its Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Universal under Applicable Laws, and subject to compliance with Section 7.3(c) and after giving Hanover written notice of such determination, (x) furnish information with respect to Universal and its Subsidiaries to the person making such Universal Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement, provided that all such information has previously been provided to Hanover or is provided to Hanover prior to or substantially concurrently with the time it is provided to such person, and (y) participate in discussions or negotiations with the person making such Universal Takeover Proposal (and its Representatives) regarding such Universal Takeover Proposal.

The term "Universal Takeover Proposal" means any inquiry, proposal or offer from any person relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets or businesses that constitute 20% or more of the revenues, net income or the assets of Universal and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of Universal or any of its "significant subsidiaries" (as that term is defined in Item 1.02(w) of Regulation S-X), any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of Universal or any of its Subsidiaries, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Universal or any of its significant subsidiaries pursuant to which any person or the stockholders of any person would own 20% or more of any class of equity securities of Universal or any of its significant subsidiaries or of any resulting parent company of Universal, other than the transactions contemplated by this Agreement.

The term "Universal Superior Proposal" means any bona fide proposal or offer made by a third party that if consummated would result in such person's (or its stockholders') owning, directly or indirectly, more than 50% of the shares of Universal Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Universal, which the Board of Directors of Universal determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of Universal from a financial point of view than the Universal Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the financial terms of this Agreement proposed by Hanover in response to such offer or otherwise)) and (ii) reasonably capable of being financed and completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal.

For purposes of the definitions of "Universal Takeover Proposal" and "Universal Superior Proposal," the term "person" shall include any group within the meaning of Section 13(d) of the Exchange Act.

(b) Neither the Board of Directors of Universal nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Hanover), or propose to withdraw (or modify in a manner adverse to Hanover), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Universal Merger or the other transactions contemplated by this Agreement, (B) recommend, adopt or approve, or propose to recommend, adopt or approve, any Universal Takeover Proposal or (C) fail to reaffirm within a reasonable period of time upon request by Hanover (publicly if so requested) its recommendation of this Agreement, the Universal Merger and the other transactions contemplated by this Agreement (any such action or failure described in this clause (i) being referred to as a "Universal Adverse Recommendation Change") or (ii) approve or recommend, or propose to approve or recommend, or allow Universal or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or could reasonably be expected to lead to, any Universal Takeover Proposal (other than a confidentiality agreement referred to in Section 7.3(a)). Notwithstanding the foregoing, at any time prior to obtaining Universal Stockholder Approval, the Board of Directors of Universal may make a Universal Adverse Recommendation Change if such Board of Directors determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of

Universal under Applicable Laws; *provided, however,* that no Universal Adverse Recommendation Change may be made until after the fifth business day following Hanover's receipt of written notice (a "Universal Notice of Adverse Recommendation") from Universal advising Hanover that the Board of Directors of Universal intends to make a Universal Adverse Recommendation Change and specifying the terms and conditions of the Universal Superior Proposal, if any, that is related to such Universal Adverse Recommendation Change (it being understood and agreed that any amendment to the financial terms or any other material term of such Universal Superior Proposal shall require a new Universal Notice of Adverse Recommendation and a new five business day period). In determining whether to make a Universal Adverse Recommendation Change, the Board of Directors of Universal shall take into account any changes to the financial terms of this Agreement proposed by Hanover in response to a Universal Notice of Adverse Recommendation or otherwise.

(c) In addition to the obligations of Universal set forth in paragraphs (a) and (b) of this Section 7.3, Universal shall promptly (and in any event within one business day after receipt thereof) advise Hanover orally and in writing of any Universal Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Universal Takeover Proposal, the material terms and conditions of any such Universal Takeover Proposal or inquiry (including any changes thereto) and the identity of the person making any such Universal Takeover Proposal or inquiry. Universal shall (i) keep Hanover fully informed of the status and material terms and conditions (including any change therein) of any such Universal Takeover Proposal or inquiry and (ii) provide to Hanover as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Universal or any of its Subsidiaries from any person that describes any of the material terms and conditions of any Universal Takeover Proposal.

(d) Nothing contained in this Section 7.3 shall prohibit Universal from (x) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (y) making any required disclosure to the stockholders of Universal if, in the good faith judgment of the Board of Directors of Universal (after consultation with outside counsel) failure to so disclose would constitute a violation of Applicable Law or fiduciary duty; *provided, however,* that in no event shall Universal or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 7.3(b).

SECTION 7.4 *Meetings of Stockholders.*

(a) Each of Universal and Hanover shall take all action necessary, in accordance with Applicable Law and its certificate of incorporation and bylaws, to convene a meeting of its stockholders as promptly as practicable after the Form S-4 has been declared effective to consider and vote upon the adoption of this Agreement. Such meeting may be held in conjunction with the annual meeting of stockholders of Universal and/or Hanover, in which case such meeting may also be held to elect directors and ratify the selection of independent registered public accountants of Universal or Hanover, as the case may be, as well as such other matters as may be considered by the stockholders of Universal or Hanover in accordance with the certificate of incorporation and bylaws of Universal or Hanover, as the case may be, as long as no matter presented to such stockholders for consideration is inconsistent with the provisions of this Agreement. Universal and Hanover shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable best efforts to hold such meetings on the same day. Notwithstanding any other provision of this Agreement, unless this Agreement is terminated in accordance with the terms hereof, Hanover and Universal shall each submit the foregoing matters to its stockholders, whether or not the Board of Directors of Hanover or Universal, as the case may be, withdraws, modifies or changes its recommendation and declaration regarding such matters.

(b) Subject to Sections 7.2 and 7.3, respectively, each of Universal and Hanover, through its Board of Directors, shall recommend approval of such matters and use its reasonable best efforts to take all lawful action to solicit approval by its stockholders in favor of such matters.

(c) Universal, in its capacity as sole stockholder of Holdco, shall take all action necessary to approve the Holdco Charter. Universal shall take all action necessary to cause Holdco to adopt this Agreement as the sole stockholder of Hanover Merger Sub and Universal Merger Sub prior to the Closing. The Board of Directors of Holdco shall take all action necessary to approve the Holdco Bylaws.

SECTION 7.5 *Filings; Reasonable Best Efforts, Etc.*

(a) Subject to the terms and conditions herein provided, Hanover and Universal shall:

(i) make their respective required filings under the HSR Act and any applicable non-U.S. competition, antitrust or premerger notification laws ("Non-U.S. Antitrust Laws") contemplated by Section 8.1(b) (and shall share equally all filing fees incident thereto), which filings shall be made promptly (which, in the case of filings required under the HSR Act shall be not more than 15 business days from the date hereof), and thereafter shall promptly make any other required submissions under the HSR Act or such other laws;

(ii) use their reasonable best efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states, and non-U.S. jurisdictions in connection with the execution and delivery of this Agreement, and the consummation of the Mergers and the transactions contemplated by this Agreement; and (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations without causing a Universal Material Adverse Effect or a Hanover Material Adverse Effect;

(iii) promptly notify each other of any communication concerning this Agreement or the transactions contemplated hereby to that party from any governmental or regulatory authority and permit the other party to review in advance any proposed communication concerning this Agreement or the transactions contemplated hereby to any governmental or regulatory authority;

(iv) not participate or agree to participate in any meeting or discussion with any governmental or regulatory authority in respect of any filing, investigation or other inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such governmental or regulatory authority, gives the other party the opportunity to attend and participate in such meeting or discussion;

(v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and representatives on the one hand, and any government or regulatory authority or members of any such authority's staff on the other hand, with respect to this Agreement and the transactions contemplated hereby;

(vi) furnish the other party with such necessary information and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including any filings necessary or appropriate under the provisions of the HSR Act and any applicable Non-U.S. Antitrust Laws;

(vii) "substantially comply" and certify substantial compliance with any request for additional information (also known as a "second request") issued pursuant to the HSR Act as soon as reasonably practicable following the issuance of the request for additional information; and

(viii) upon the terms and subject to the conditions herein provided, use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings, and to obtain the relief and commitments contemplated by Sections 8.1(f), (g), (h) and (i).

(b) Without limiting Section 7.5(a), but subject to Section 7.5(c), Universal and Hanover shall each use reasonable best efforts:

(i) to cause the expiration or termination of the applicable waiting period under the HSR Act and to obtain required clearances and approvals under any applicable Non-U.S. Antitrust Laws as soon as practicable;

(ii) to avoid the entry of, or to have vacated, terminated or modified, any decree, order or judgment that would restrain, prevent or delay the Closing; and

(iii) to take any and all steps necessary to obtain any consents or eliminate any impediments to the Mergers.

(c) Nothing in this Agreement shall require Universal or Hanover to dispose of any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of its assets or limits on its freedom of action with respect to any of its businesses, whether prior to or after the Effective Time, or to commit or agree to any of the foregoing, to obtain any consents, approvals, permits or authorizations or to remove any impediments to the Mergers relating to Antitrust Laws or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to the HSR Act, Non-U.S. Antitrust Laws or other antitrust, competition, premerger notification or trade-regulation law, regulation or order ("Antitrust Laws"), other than such dispositions, limitations or consents, commitments or agreements that in each such case may be conditioned upon the consummation of the Mergers and the transactions contemplated hereby and that in each such case, individually or in the aggregate, do not have and are not reasonably likely to have a Material Adverse Effect on Holdco after the Mergers; provided, however, that neither Hanover nor Universal shall take or agree to any action required or permitted by this Section 7.5(c) without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).

(d) Neither Universal, Hanover nor their respective Subsidiaries shall take actions, cause actions to be taken or fail to take actions, as a result of which (i) gain or loss would be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur for U.S. federal income tax purposes of Hanover Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the Hanover Merger except for gain that is recognized for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of Holdco Common Stock or (ii) gain or loss would be recognized for U.S. federal income tax purposes upon the transfer that is deemed to occur for U.S. federal income tax purposes of Universal Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the Universal Merger except for gain that is recognized for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of Holdco Common Stock.

Section 7.6 *Inspection.* From the date of this Agreement to the Effective Time, each of Hanover and Universal shall allow all designated officers, attorneys, accountants and other representatives of Universal or Hanover, as the case may be, reasonable access, at all reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of Universal and Hanover and their respective Subsidiaries, including inspection of such properties; provided that no investigation pursuant to this Section 7.6 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, no party shall be required to provide any information (i) it reasonably believes it may not provide to the other parties by reason of Applicable Laws, (ii) that constitutes information protected by attorney/client privilege, or (iii) that it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto shall make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each of Universal and Hanover agrees that it shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section 7.6 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. All non-public information obtained pursuant to this Section 7.6 shall be governed by the

Confidentiality Agreement dated December 7, 2006 between Universal and Hanover (the "Confidentiality Agreement").

SECTION 7.7 *Publicity.* Each of Universal and Hanover will consult with each other before issuing any press release or similar public announcement pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned, except as may be required by Applicable Laws or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press releases or making any such public announcements.

SECTION 7.8 *Registration Statement on Form S-4.*

(a) Each of Universal and Hanover shall cooperate and promptly prepare, and Holdco, Universal and Hanover shall file with the SEC, as soon as practicable, a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act with respect to the shares of Holdco Common Stock issuable in connection with the Mergers, a portion of which Registration Statement shall also serve as the joint proxy statement with respect to the meetings of the stockholders of Universal and of Hanover in connection with the transactions contemplated by this Agreement (the "Proxy Statement/Prospectus"). The respective parties will cause the Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Holdco, Universal and Hanover shall use its reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable and to keep the Form S-4 effective as long as is necessary to consummate the Mergers and the transactions contemplated hereby. Each of Holdco, Universal and Hanover shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement. Each party will advise the others, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the shares of Holdco Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties shall also promptly provide each other party copies of all written correspondence received from the SEC and summaries of all oral comments received from the SEC in connection with the transactions contemplated by this Agreement. Each of the parties shall promptly provide each other party with drafts of all correspondence intended to be sent to the SEC in connection with the transactions contemplated by this Agreement and allow each such party the opportunity to comment thereon prior to delivery to the SEC.

(b) Universal and Hanover shall each use its reasonable best efforts to cause the Proxy Statement/ Prospectus to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act.

(c) Each of Holdco, Universal and Hanover shall ensure that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of Universal and Hanover, or, in the case of information provided by it for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it becomes effective, (i) will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

SECTION 7.9 *Listing Application.* Universal and Hanover shall use reasonable best efforts to cause Holdco to promptly prepare and submit to the New York Stock Exchange a listing application covering the shares of Holdco Common Stock issuable in connection with the Mergers and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such shares of Holdco Common Stock, subject to official notice of issuance.

SECTION 7.10 *Letters of Accountants.*

(a) Hanover shall use reasonable best efforts to cause to be delivered to Universal "comfort" letters of PriceWaterhouseCoopers LLP, Hanover's independent public accountants, dated within two business days of the effective date of the Form S-4 and within two business days of the meeting of stockholders of Hanover contemplated by Section 7.4, respectively, and addressed to Universal with regard to certain financial information regarding Hanover included in the Form S-4, in form reasonably satisfactory to Universal and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) Universal shall use reasonable best efforts to cause to be delivered to Hanover "comfort" letters of Deloitte & Touche LLP, Universal's independent public accountants, dated within two business days of the effective date of the Form S-4 and within two business days of the meeting of stockholders of Universal contemplated by Section 7.4, respectively, and addressed to Hanover, with regard to certain financial information regarding Universal and Holdco included in the Form S-4, in form reasonably satisfactory to Hanover and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

SECTION 7.11 *Agreements of Rule 145 Affiliates.* Prior to the Effective Time, (a) Hanover shall cause to be prepared and delivered to Universal a list identifying all persons whom Hanover believes, at the date of the meeting of Hanover's stockholders to consider and vote upon the adoption of this Agreement, are "affiliates," as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Rule 145 Affiliates") of Hanover and (b) Universal shall cause to be prepared and delivered to Hanover a list identifying all persons whom Universal believes, at the date of the meeting of Universal's stockholders to consider and vote upon the adoption of this Agreement, are Rule 145 Affiliates of Universal. Each of Hanover and Universal shall use its reasonable best efforts to cause each person who is identified as its Rule 145 Affiliate in such list to deliver to the other party, at or prior to the Effective Time, a written agreement in the form of Exhibit 7.11. Holdco shall be entitled to place restrictive legends on any certificates representing shares of Holdco Common Stock issued to such Rule 145 Affiliates pursuant to the Mergers.

SECTION 7.12 *Expenses.* Whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except (i) as Section 9.5 otherwise provides, (ii) that Hanover and Universal shall share equally (A) the fees incident to the filings referred to in Section 7.5(a)(i), (B) the SEC and other filing fees incident to the Form S-4 and the Proxy Statement/Prospectus and the costs and expenses associated with printing the Proxy Statement/Prospectus, (C) the fees associated with the New York Stock Exchange listing referred to in Section 7.9 and (D) all costs and expenses incurred by Holdco and the Merger Subs in connection with this Agreement and the transactions contemplated hereby and (iii) as otherwise agreed in writing by the parties.

SECTION 7.13 *Indemnification and Insurance.*

(a) For six years after the Effective Time, Holdco shall indemnify and hold harmless and advance expenses to, to the greatest extent permitted by law as of the date of this Agreement, the individuals who at or prior to the Effective Time were officers and directors of Hanover, Universal or their respective Subsidiaries with respect to all acts or omissions by them in their capacities as such or taken at the request of Hanover, Universal or any of their respective Subsidiaries at any time prior to the Effective Time. Holdco will honor all indemnification agreements, expense advancement and exculpation provisions with the indemnitees identified in the preceding sentence (including under Hanover's or Universal's certificate of incorporation or by-laws) in effect as of the date hereof in accordance with the terms thereof. Each of Universal and Hanover has disclosed to the other party all such indemnification agreements prior to the date hereof.

(b) For a period of six years after the Effective Time, Holdco shall cause to be maintained officers' and directors' liability insurance covering all officers and directors of Hanover and Universal who are, or at any time prior to the Effective Time were, covered by Hanover's or Universal's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to such persons than such existing insurance, provided that Holdco shall not be required to pay annual premiums in excess of 200% of the last annual premium paid by Hanover or Universal, as applicable, prior to the date of this Agreement (the amount of which premium is set forth in Section 7.13 of each the Hanover Disclosure Letter and the Universal Disclosure Letter), but in such case shall purchase as much coverage as reasonably practicable for such amount.

(c) The rights of each person identified in Section 7.13(a) shall be in addition to any other rights such person may have under the certificate of incorporation or bylaws of Hanover or any of its Subsidiaries, under Applicable Law or otherwise. The provisions of this Section 7.13 shall survive the consummation of the Mergers and expressly are intended to benefit each such person.

(d) In the event Holdco or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then proper provision shall be made so that the successors and assigns of Holdco shall assume the obligations set forth in this Section 7.13.

SECTION 7.14 *Antitakeover Statutes.* If any Takeover Statute is or may become applicable to the transactions contemplated hereby, each of the parties hereto and the members of its Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

SECTION 7.15 *Notification.* Each party shall give to the others prompt notice of (i) any representation or warranty made by it or contained in this Agreement becoming untrue or inaccurate in any material respect and (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; *provided, however,* that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

SECTION 7.16 *Employee Matters.*

(a) To the extent required in any change in control agreement between Universal and any employee of Universal, as of the Initial Effective Time, Holdco (i) assumes and agrees to perform such agreement and (ii) agrees that such employee may enforce such agreement against Holdco. To the extent required in any change in control and severance agreement between Hanover and any employee of Hanover, as of the Effective Time, Holdco (A) assumes and agrees to perform such agreement and (B) agrees that such employee may enforce such agreement against Holdco.

(b) As provided in Section 4.1(d), the Universal Stock Plans (other than the Universal ESPP) shall be assumed by Holdco at the Initial Effective Time. Included among the Universal Stock Plans to be so assumed by Holdco is the Universal Compression Holdings, Inc. Incentive Stock Option Plan, which plan, after the Initial Effective Time, shall (1) allow for the award of options that satisfy the requirements of Section 422 of the Code ("Incentive Stock Options") and options that do not qualify as Incentive Stock Options, (2) provide that the individuals eligible to receive awards under such plan shall be the key employees, non-employee directors and consultants of Holdco and its subsidiaries (as defined in such plan), and (3) provide that the maximum aggregate number of shares of Holdco Common Stock available for issuance under such plan (including for issuance pursuant to Incentive Stock Options granted under such plan) immediately after the Initial Effective Time shall equal the product of the number of shares of Universal Common Stock available for issuance under such plan immediately prior to the Initial Effective Time multiplied by the Universal Exchange Ratio (subject to adjustment as provided in such plan). As provided in Section 4.1(e), the Hanover Stock Plans shall be assumed by Holdco at the Effective Time. Included among the Hanover Stock Plans to be so assumed by Holdco is the Hanover Compressor Company 2006 Stock Incentive Plan, which plan, after the Effective Time, shall (1) allow for the award of Incentive Stock Options, options that do not qualify as representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Universal Material Adverse Effect, and Hanover shall have received a certificate of each of Universal, Holdco and the Merger Subs, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(b) Hanover shall have received the opinion of Vinson & Elkins L.L.P., counsel to Hanover, in form and substance reasonably satisfactory to Hanover and dated the Closing Date, a copy of which shall have been furnished to Universal, to the effect that for U.S. federal income tax purposes (i) no gain or loss shall be recognized by a holder of Hanover Common Stock upon the transfer of Hanover Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the Hanover Merger except for gain that is recognized with respect to cash received in lieu of a fractional share of Holdco Common Stock and (ii) no gain or loss shall be recognized by Hanover, Universal or Holdco as a result of the Mergers. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of Hanover, Universal and Holdco.

(c) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a Universal Material Adverse Effect.

SECTION 8.3 *Conditions to Obligation of Universal, Holdco and the Merger Subs to Effect the Mergers.* The obligations of Universal, Holdco and the Merger Subs to effect the Mergers shall be subject to the fulfillment or waiver by Universal at or prior to the Closing Date of the following conditions:

(a) (i) Hanover shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and (ii) the representations and warranties of Hanover contained in this Agreement shall be true and correct (without regard to qualifications as to materiality or Hanover Material Adverse Effect contained therein) as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of the representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Hanover Material Adverse Effect, and Universal shall have received a certificate of Hanover, executed on its behalf by its Chief Executive Officer or Chief Financial Officer, dated the Closing Date, certifying to such effect.

(b) Universal shall have received the opinion of Baker Botts L.L.P., counsel to Universal, in form and substance reasonably satisfactory to Universal and dated the Closing Date, a copy of which shall have been furnished to Hanover, to the effect that for U.S. federal income tax purposes (i) no gain or loss shall be recognized by a holder of Universal Common Stock upon the transfer of Universal Common Stock to Holdco in exchange for Holdco Common Stock pursuant to the Universal Merger and (ii) no gain or loss shall be recognized by Hanover, Universal or Holdco as a result of the Mergers. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of Hanover, Universal and Holdco.

(c) At any time after the date of this Agreement, there shall not have occurred and be continuing as of the Closing Date any change, event, occurrence, state of facts or development that individually or in the aggregate has had or is reasonably likely to have a Hanover Material Adverse Effect.

ARTICLE 9

TERMINATION

SECTION 9.1 *Termination by Mutual Consent.* This Agreement may be terminated, and the Mergers may be abandoned, at any time prior to the Initial Effective Time, whether before or after Hanover Stockholder

Approval or Universal Stockholder Approval has been obtained, by the mutual written consent of Hanover and Universal, through action of their respective Boards of Directors.

SECTION 9.2 *Termination by Universal or Hanover.* This Agreement may be terminated at any time prior to the Initial Effective Time, whether before or after Hanover Stockholder Approval or Universal Stockholder Approval has been obtained, by action of the Board of Directors of Universal or Hanover if:

(a) the Mergers shall not have been consummated by February 5, 2008 (the "Termination Date"); *provided, however,* that the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of either Merger to occur on or before such date;

(b) a meeting of Hanover's stockholders for the purpose of obtaining Hanover Stockholder Approval shall have been held and such approval shall not have been obtained upon a vote taken thereon;

(c) a meeting of Universal's stockholders for the purpose of obtaining Universal Stockholder Approval shall have been held and such approval shall not have been obtained upon a vote taken thereon; or

(d) a U.S. federal, state or non-U.S. court of competent jurisdiction or federal, state or non-U.S. governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; *provided, however,* that the party seeking to terminate this Agreement pursuant to this clause (d) shall have complied with Section 7.5 and, with respect to other matters not covered by Section 7.5, shall have used its reasonable best efforts to remove such injunction, order or decree.

SECTION 9.3 *Termination by Hanover.* This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Hanover if:

(a) Universal, Holdco or either Merger Sub shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of Universal, Holdco or either Merger Sub shall have become untrue, in any case such that the conditions set forth in Section 8.2(a) would not be satisfied (assuming for purposes of this Section 9.3(a) that the references in Section 8.2(a) to "Closing Date" mean the date of termination pursuant to this Section 9.3(a)), and such breach shall not be curable, or, if curable, shall not have been cured within 90 days after written notice of such breach is given to Universal by Hanover; *provided, however,* that Hanover may not terminate this Agreement under this Section 9.3(a) if it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that Universal would then be entitled to terminate this Agreement under Section 9.4(a) (without giving effect to the proviso in Section 9.4(a)); or

(b) a Universal Adverse Recommendation Change shall have occurred.

SECTION 9.4 *Termination by Universal.* This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Universal if:

(a) Hanover shall have breached any representation or warranty or failed to perform any covenant or agreement set forth in this Agreement or any representation or warranty of Hanover shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) would not be satisfied (assuming for purposes of this Section 9.4(a) that the references in Section 8.3(a) to "Closing Date" mean the date of termination pursuant to this Section 9.4(a)), and such breach shall not be curable, or, if curable, shall not have been cured within 90 days after written notice of such breach is given to Universal by Hanover; *provided, however,* that Universal may not terminate this Agreement under this Section 9.4(a) if it is then in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that Hanover would then be entitled to terminate this Agreement under Section 9.3(a) (without giving effect to the proviso in Section 9.3(a)); or

(b) a Hanover Adverse Recommendation Change shall have occurred.

SECTION 9.5 *Effect of Termination.*

(a) In the event that this Agreement is terminated by Universal pursuant to Section 9.4(b) and no Universal Material Adverse Effect shall have occurred after the date of this Agreement and be continuing at the time of the Hanover Adverse Recommendation Change giving rise to the termination by Universal, then Hanover shall pay Universal a fee equal to $70.0 million on the first business day following the date of termination of this Agreement. In the event that (A) after the date of this Agreement, a Hanover Takeover Proposal is made to Hanover or is made directly to the stockholders of Hanover generally or otherwise becomes publicly known or any person publicly announces an intention (whether or not conditional) to make a Hanover Takeover Proposal and (B) this Agreement is terminated by either Universal or Hanover pursuant to Section 9.2(a) or Section 9.2(b), then Hanover shall pay Universal a fee equal $5.0 million on the first business day following the date of termination of this Agreement. If within 365 days of the termination described in the immediately preceding sentence Hanover or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Hanover Takeover Proposal, then Hanover shall pay Universal a fee equal to $65.0 million on the earlier of the date Hanover or its Subsidiary enters into such agreement with respect to such Hanover Takeover Proposal and the date such Hanover Takeover Proposal is consummated.

(b) In the event that this Agreement is terminated by Hanover pursuant to Section 9.3(b) and no Hanover Material Adverse Effect shall have occurred after the date of this Agreement and be continuing at the time of the Universal Adverse Recommendation Change giving rise to the termination by Hanover, then Universal shall pay Hanover a fee equal to $70.0 million on the first business day following the date of termination of this Agreement. In the event that (A) after the date of this Agreement, a Universal Takeover Proposal is made to Universal or is made directly to the stockholders of Universal generally or otherwise becomes publicly known or any person publicly announces an intention (whether or not conditional) to make a Universal Takeover Proposal and (B) this Agreement is terminated by either Universal or Hanover pursuant to Section 9.2(a) or Section 9.2(c), then Universal shall pay Hanover a fee equal to $5.0 million on the first business day following the date of termination of this Agreement. If within 365 days of the termination described in the immediately preceding sentence Universal or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, any Universal Takeover Proposal, then Universal shall pay Hanover a fee equal to $65.0 million on the earlier of the date Universal or its Subsidiary enters into such agreement with respect to such Universal Takeover Proposal and the date such Universal Takeover Proposal is consummated.

(c) Each party acknowledges and agrees that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if Hanover or Universal fails promptly to pay the amount due pursuant to this Section 9.5, and, in order to obtain such payment, the other party commences a suit that results in a judgment for a fee payable pursuant to this Section 9.5, such party shall also reimburse the other party's costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of such fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Any payment to be made under this Section 9.5 shall be made by wire transfer of same-day funds.

(d) In the event of termination of this Agreement and the abandonment of the Mergers pursuant to this Article 9, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 9.5, the last sentence of Section 7.6 and Section 7.12 and except for the provisions of Sections 10.2, 10.3, 10.4, 10.6, 10.8, 10.9, 10.11, 10.12, 10.13 and 10.14, provided that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of the nonbreaching party under this Agreement, at law or in equity, shall be preserved. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

(e) For purposes of Sections 9.3, 9.4 and 9.5, the terms "Hanover Takeover Proposal" and "Universal Takeover Proposal" shall have the meanings assigned to such terms in Sections 7.2(a) and 7.3(a), respectively, except that all references to "20%" therein shall be deemed to be references to "40%."

SECTION 9.6 *Extension; Waiver.* At any time prior to the Effective Time, each party may by action taken by its Board of Directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 10

GENERAL PROVISIONS

SECTION 10.1 *Nonsurvival of Representations, Warranties and Agreements.* All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Mergers; *provided, however,* that the agreements contained in Article 4 and in Sections 3.1, 3.2, 7.11, 7.12, 7.13, 7.16 and this Article 10 shall survive the Mergers. After a representation and warranty has terminated and expired, no claim for damages or other relief may be made or prosecuted through litigation or otherwise by any person who would have been entitled to that relief on the basis of that representation and warranty prior to its termination and expiration. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

SECTION 10.2 *Notices.* Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission, courier service (with proof of service) or hand delivery, addressed as follows:

(a) if to Hanover, to it at:

12001 N. Houston Rosslyn
Houston, Texas 77086
Attention: General Counsel
Facsimile: (281) 405-6203

with a copy, which will not constitute notice for purposes hereof, to:

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002-6760
Attention: Scott N. Wulfe
Facsimile: (713) 615-5637

(b) if to Universal, Holdco or either Merger Sub, to it at:

4444 Brittmoore Road
Houston, TX 77041
Attention: General Counsel
Facsimile: (713) 335-7867

with a copy, which will not constitute notice for purposes hereof, to:

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
Attention: Stephen A. Massad
Facsimile: (713) 229-7775

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

SECTION 10.3 *Assignment; Binding Effect; Benefit.* Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 7.13 and Section 7.16(a), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

SECTION 10.4 *Entire Agreement.* This Agreement, the exhibits to this Agreement, the Hanover Disclosure Letter, the Universal Disclosure Letter, the Confidentiality Agreement and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

SECTION 10.5 *Amendments.* This Agreement may be amended by the parties hereto, by action taken or authorized by their Boards of Directors, at any time before or after approval of matters presented in connection with the Mergers by the stockholders of Hanover or Universal, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. To be effective, any amendment or modification hereto must be in a written document each party has executed and delivered to the other parties.

SECTION 10.6 *Governing Law.* **This Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.**

SECTION 10.7 *Counterparts.* This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

SECTION 10.8 *Headings.* Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

SECTION 10.9 *Interpretation.* In this Agreement:

(a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa.

(b) The phrase "to the knowledge of" and similar phrases relating to knowledge of Hanover or Universal, as the case may be, shall mean the collective knowledge, after reasonable investigation, of the individuals listed on Section 10.9 of the Hanover Disclosure Letter or the Universal Disclosure Letter, as the case may be.

(c) "Material Adverse Effect" means, with respect to any party, any change, effect, event, occurrence, state of facts or development that individually or in the aggregate has a material adverse effect on or change in (a) the business, assets, financial condition or results of operations of such person and its Subsidiaries, taken as a whole, except for any such change or effect that arises or results from (A) changes in general economic, capital market, regulatory or political conditions or changes in law or the interpretation thereof that, in any case, do not disproportionately affect such person in any material respect, (B) changes that affect generally the industries in which Hanover or Universal are engaged and do not disproportionately affect such person in any material respect, (C) acts of war or terrorism that do not disproportionately affect such person in any material respect, (D) any change in the trading prices or trading volume of the Hanover Common Stock or the Universal Common Stock (but not any change or effect underlying such change in prices or volume to the extent such change or effect would otherwise constitute a Material Adverse Effect) or (E) the failure of a party or its Subsidiaries to take any action referred to in Section 7.1 due to the other party's unreasonable withholding of consent or delaying its consent, or (b) the ability of the party to consummate the transactions contemplated by this Agreement or fulfill the conditions to closing.

(d) The term "Subsidiary," when used with respect to any party, means any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least 50% of the securities or other interests having by their terms ordinary voting power to elect at least 50% of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party is a general partner or managing member. For the avoidance of doubt, the Universal Partnership shall be considered a Subsidiary of Universal.

SECTION 10.10 *Waivers.* Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to impair any such right power or remedy, nor will it be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

SECTION 10.11 *Incorporation of Disclosure Letters and Exhibits.* The Hanover Disclosure Letter, the Universal Disclosure Letter and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

SECTION 10.12 *Severability.* If any provision of this Agreement is invalid, illegal or unenforceable, that provision will, to the extent possible, be modified in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and in either case the validity, legality and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

SECTION 10.13 *Enforcement of Agreement.* The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 10.14 *Consent to Jurisdiction and Venue.* Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery or any federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated herein, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated herein in any court other than the Delaware Court of Chancery or any federal court sitting in the State of Delaware.

The parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

HANOVER COMPRESSOR COMPANY

By: /s/ JOHN E. JACKSON

Name: John E. Jackson
Title: President and Chief Executive Officer

UNIVERSAL COMPRESSION HOLDINGS, INC.

By: /s/ STEPHEN A. SNIDER

Name: Stephen A. Snider
Title: Chief Executive Officer

EXTERRAN HOLDINGS, INC.

By: /s/ J. MICHAEL ANDERSON

Name: J. Michael Anderson
Title: Sole Director

HECTOR SUB, INC.

By: /s/ J. MICHAEL ANDERSON

Name: J. Michael Anderson
Title: Sole Director

ULYSSES SUB, INC.

By: /s/ J. MICHAEL ANDERSON

Name: J. Michael Anderson
Title: Sole Director

Exhibit 2.1.1

RESTATED CERTIFICATE OF INCORPORATION OF UNIVERSAL COMPRESSION HOLDINGS, INC.

FIRST: The name of the corporation is Universal Compression Holdings, Inc.

SECOND: The address of the corporation's registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

FOURTH: The total number of shares of all classes of stock which the corporation shall have authority to issue is 100 shares of common stock, par value $0.01 per share.

FIFTH: The number of directors of the corporation shall be as from time to time specified in, or determined in the manner provided in, the Bylaws. Election of directors need not be by written ballot unless the Bylaws so provide.

SIXTH: In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to make, adopt, amend, alter or repeal the Bylaws of the corporation.

SEVENTH: No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the date of filing of this certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the DGCL as amended. Any repeal or modification of this Article shall not adversely affect any limitation on the liability of a director existing at the time of such repeal or modification.

EIGHTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Section 279 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

SECTION 2.2. *Annual Meetings.* The annual meetings of the stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect, by a plurality vote, a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 2.3. *Special Meetings.* Unless otherwise prescribed by law or by the Certificate of Incorporation, special meetings of the stockholders, for any purpose or purposes, may be called at any time by a majority of the Board of Directors, the President or the Secretary of the Company and shall be called by any such officer at the request in writing of stockholders owning a majority of the capital stock of the Company issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

SECTION 2.4. *Notice of Meetings.* Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Company.

SECTION 2.5. *Record Date.* The Board of Directors may fix a date, not less than ten nor more than sixty days preceding the date of any meeting of the stockholders, as a record date for determination of stockholders entitled to notice of, or to vote at, such meeting. The Board of Directors shall not close the books of the Company against transfers of shares during the whole or any part of such period.

SECTION 2.6. *Quorum.* Except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws, the presence in person or by proxy of the holders of a majority of the outstanding shares of stock of the Company entitled to vote thereat, shall be necessary and sufficient to constitute a quorum at all meetings of the stockholders for the transaction of business. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in Section 2.9 until a quorum shall attend.

SECTION 2.7. *Organization.* Meetings of stockholders shall be presided over by the President, or in the President's absence, by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall keep the records of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

SECTION 2.8. *Voting; Proxies.* Except as otherwise provided by the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary. Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, be decided by the vote of the holders of shares of stock having a majority of the votes which could be cast by the holders of all shares of stock entitled to vote thereon which are present in person or represented by proxy at the meeting.

SECTION 2.9. *Adjournments.* Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 2.10. *List of Stockholders Entitled to Vote.* The officer of the Company who has charge of the stock ledger of the Company shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Company who is present.

SECTION 2.11. *Stock Ledger.* The stock ledger of the Company shall be the only evidence as to which stockholders are entitled (a) to vote in person or by proxy at any meeting of stockholders, or (b) to examine either the stock ledger, the list required by Section 2.10 or the books of the Company.

SECTION 2.12. *Action by Consent of Stockholders in Lieu of Meeting.* Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

SECTION 2.13. *Amendments.* The Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such meeting of stockholders or Board of Directors, as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

ARTICLE III

DIRECTORS

SECTION 3.1. *Number and Tenure.* The business and affairs of the Company shall be managed by the Board of Directors consisting initially of one director, which may be increased by resolution of the Board of Directors. Except as provided in Section 3.2 and except as determined by resolution of the Board of Directors, directors shall be elected by a plurality of the votes cast at annual meetings of the stockholders, and each director so elected shall hold office for the full term to which he shall have been elected and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Any director may resign at any time upon notice to the Company. A director need not be a stockholder of the Company nor a resident of the State of Delaware.

SECTION 3.2. *Vacancies.* Except as determined by resolution of the Board of Directors, any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by an affirmative vote of a majority of the remaining directors then in office, though less than a quorum, or by a plurality of votes cast at a meeting of stockholders, and each director so elected shall hold office for the remainder of the full term in which the new directorship was created or the vacancy occurred and until such director's successor is duly elected and qualified, or until his earlier death, resignation or removal.

SECTION 3.3. *Regular Meetings.* Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined, notices thereof need not be given.

SECTION 3.4. *Special Meetings.* Special meetings of the Board of Directors may be held at any time, whenever called by the President or a majority of directors then in office, at such place or places within or without the State of Delaware as may be stated in the notice of the meeting. Notice of the time and place of a special meeting must be given by the person or persons calling such meeting at least twenty-four hours before the special meeting.

SECTION 3.5. *Meetings by Conference Telephone.* Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.5 shall constitute presence in person at such meeting.

SECTION 3.6. *Quorum; Vote Required for Action.* Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these Bylaws, at all meetings of the Board of Directors a majority of the whole Board of Directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting of the Board of Directors at which there is a quorum present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 3.7. *Organization.* Meetings of the Board of Directors shall be presided over by the President, or in the President's absence, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

SECTION 3.8. *Actions of the Board by Consent in Lieu of Meeting.* Unless otherwise restricted by law, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

SECTION 3.9. *Committees.* The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more of the directors of the Company to sit on any such committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any absent or disqualified member. Any committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

The designation of any such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law, nor shall such committee function where action of the Board of Directors is required under applicable law. The Board of Directors shall have the power at any time to change the membership of any such committee and to fill vacancies in it. A majority of the members of any such committee shall constitute a quorum. Each such committee may elect a chairman and appoint such subcommittees and assistants as it may deem necessary. Except as otherwise provided by the Board of Directors, meetings of any committee shall be conducted in the same manner as the Board of Directors conducts its business pursuant to this Article III as the same shall from time to time be amended. Any member of any such committee elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Company will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of a member of a committee shall not of itself create contract rights.

SECTION 3.10. *Compensation and Reimbursement of Expenses.* The directors shall receive such compensation for their services as shall be determined by the Board of Directors and may be paid their expenses, if any, of attendance at each meeting of the Board of Directors. No such reimbursement shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement for attending committee meetings.

ARTICLE IV

OFFICERS

SECTION 4.1. *General.* The offices of the Company shall consist of a President and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers or agents, as may be deemed necessary, may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Company need not be stockholders of the Company nor need such officers be directors of the Company. Each officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his election, and until his successor is elected and qualified or until his earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Company. The Board of Directors may remove any officer with or without prejudice to the contractual rights of such officer, if any, with the Company. Election or appointment of an officer or an agent shall not of itself create contractual rights. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

SECTION 4.2. *Powers and Duties.* The officers of the Company shall have such powers and duties as generally pertain to their offices, except as modified herein or by the Board of Directors, as well as such powers and duties as from time to time may be conferred by the Board of Directors.

SECTION 4.3. *Voting Securities Owned by the Company.* Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Company may be executed in the name and on behalf of the Company by the President or any Vice President and any such officer may, in the name of and on behalf of the Company, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Company may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Company might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time, confer like powers upon any other person or persons.

SECTION 5.13 *Definitions.* For purposes of this Article:

"Corporate Status" describes the status of a person who is or was a director, officer, employee, agent or fiduciary of the Company or of any other Company, partnership, joint venture, trust, employee benefit plan or other enterprise or nonprofit entity which such person is or was serving at the request of the Company.

"DGCL" means the Delaware General Company Law as set forth in Title 8 of the Delaware Code.

"Expenses" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a Proceeding.

"Indemnitee" consists of each director and executive officer of the Company and, upon approval of the Board of Directors, any other person who was or is made, or is threatened to be made a party or is otherwise involved in any Proceeding by reason of his Corporate Status.

"Independent Counsel" means a law firm, or member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the five years previous to his selection or appointment has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party; or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder.

"Matter" is a claim, a material issue or a substantial request for relief.

"Proceeding" includes any action, suit, arbitration, alternate dispute resolution proceeding, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative, except one initiated by an Indemnitee pursuant to Section 5.6 hereof to enforce his rights under this Article.

SECTION 5.14 *Communications.* Any communication required or permitted to be made to the Company shall be addressed to the Secretary of the Company and any such communication to an Indemnitee shall be addressed to his home address unless he specifies otherwise.

SECTION 5.15 *Legality.* If any provision or provisions of this Article shall be held to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby; and, to the fullest extent possible, the provisions of this Article shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE VI

MISCELLANEOUS

SECTION 6.1. *Disbursements.* All checks or demands for money and notes of the Company shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 6.2. *Fiscal Year.* The fiscal year of the Company shall end on the 31st day of December of each year unless otherwise fixed by resolution of the Board of Directors.

SECTION 6.3. *Interested Directors.* No contract or transaction between the Company and one or more of its directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorized the contract or transaction, or solely because his or their votes are counted for such purpose, if: (a) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction. Any director of the Company may vote upon any contract or other transaction between the Company and any subsidiary or affiliated corporation without regard to the fact that he is also a director of such subsidiary or affiliated corporation.

Adopted: ________, 2007

Exhibit 2.2.2

SECOND AMENDED AND RESTATED BYLAWS
OF
HANOVER COMPRESSOR COMPANY

A Delaware Corporation
(hereinafter called the "Company")

ARTICLE I

CAPITAL STOCK

SECTION 1.1. *Certificates Representing Shares.* The shares of stock of the Company shall be represented by certificates of stock, signed in the name of the Company (a) by the President or a Vice President and (b) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Company, certifying the number of shares of stock in the Company owned by the holder named in the certificate. Any or all of the signatures of such officers on the certificate may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Company with the same effect as if he were such officer at the date of its issuance.

SECTION 1.2. *Lost, Stolen or Destroyed Certificates.* The Board of Directors of the Company (the "Board of Directors") may direct a new certificate to be issued in place of any certificate theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon the receipt of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issuance of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

SECTION 1.3. *Transfers of Stock.* Stock of the Company shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books of the Company only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be canceled before a new certificate shall be issued.

SECTION 1.4. *Beneficial Owners.* The Company shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

SECTION 1.5. *Dividends.* Dividends upon the capital stock of the Company, subject to the provisions of the Certificate of Incorporation of the Company, as amended from time to time (the "Certificate of Incorporation"), if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock of the Company. Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

ARTICLE II

STOCKHOLDERS

SECTION 2.1. *Place of Meetings.* Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

SECTION 2.2. *Annual Meetings.* The annual meetings of the stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect, by a plurality vote, a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 2.3. *Special Meetings.* Unless otherwise prescribed by law or by the Certificate of Incorporation, special meetings of the stockholders, for any purpose or purposes, may be called at any time by a majority of the Board of Directors, the President or the Secretary of the Company and shall be called by any such officer at the request in writing of stockholders owning a majority of the capital stock of the Company issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

SECTION 2.4. *Notice of Meetings.* Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Company.

SECTION 2.5. *Record Date.* The Board of Directors may fix a date, not less than ten nor more than sixty days preceding the date of any meeting of the stockholders, as a record date for determination of stockholders entitled to notice of, or to vote at, such meeting. The Board of Directors shall not close the books of the Company against transfers of shares during the whole or any part of such period.

SECTION 2.6. *Quorum.* Except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws, the presence in person or by proxy of the holders of a majority of the outstanding shares of stock of the Company entitled to vote thereat, shall be necessary and sufficient to constitute a quorum at all meetings of the stockholders for the transaction of business. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in Section 2.9 until a quorum shall attend.

SECTION 2.7. *Organization.* Meetings of stockholders shall be presided over by the President, or in the President's absence, by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall keep the records of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

SECTION 2.8. *Voting; Proxies.* Except as otherwise provided by the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary. Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, be decided by the vote of the holders of shares of stock having a majority of the votes which could be cast by the holders of all shares of stock entitled to vote thereon which are present in person or represented by proxy at the meeting.

SECTION 2.9. *Adjournments.* Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 2.10. *List of Stockholders Entitled to Vote.* The officer of the Company who has charge of the stock ledger of the Company shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held; which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Company who is present.

SECTION 2.11. *Stock Ledger.* The stock ledger of the Company shall be the only evidence as to which stockholders are entitled (a) to vote in person or by proxy at any meeting of stockholders, or (b) to examine either the stock ledger, the list required by Section 2.10 or the books of the Company.

SECTION 2.12. *Action by Consent of Stockholders in Lieu of Meeting.* Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders of the Company may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

SECTION 2.13. *Amendments.* The Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of such meeting of stockholders or Board of Directors, as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office.

ARTICLE III

DIRECTORS

SECTION 3.1. *Number and Tenure.* The business and affairs of the Company shall be managed by the Board of Directors consisting initially of one director, which may be increased by resolution of the Board of Directors. Except as provided in Section 3.2 and except as determined by resolution of the Board of Directors, directors shall be elected by a plurality of the votes cast at annual meetings of the stockholders, and each director so elected shall hold office for the full term to which he shall have been elected and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Any director may resign at any time upon notice to the Company. A director need not be a stockholder of the Company nor a resident of the State of Delaware.

SECTION 3.2. *Vacancies.* Except as determined by resolution of the Board of Directors, any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by an affirmative vote of a majority of the remaining directors then in office, though less than a quorum, or by a plurality of votes cast at a meeting of stockholders, and each director so elected shall hold office for the remainder of the full term in which the new directorship was created or the vacancy occurred and until such director's successor is duly elected and qualified, or until his earlier death, resignation or removal.

SECTION 3.3. *Regular Meetings.* Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined, notices thereof need not be given.

SECTION 3.4. *Special Meetings.* Special meetings of the Board of Directors may be held at any time, whenever called by the President or a majority of directors then in office, at such place or places within or without the State of Delaware as may be stated in the notice of the meeting. Notice of the time and place of a special meeting must be given by the person or persons calling such meeting at least twenty-four hours before the special meeting.

SECTION 3.5. *Meetings by Conference Telephone.* Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.5 shall constitute presence in person at such meeting.

SECTION 3.6. *Quorum; Vote Required for Action.* Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these Bylaws, at all meetings of the Board of Directors a majority of the whole Board of Directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting of the Board of Directors at which there is a quorum present shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 3.7. *Organization.* Meetings of the Board of Directors shall be presided over by the President, or in the President's absence, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

SECTION 3.8. *Actions of the Board by Consent in Lieu of Meeting.* Unless otherwise restricted by law, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

SECTION 3.9. *Committees.* The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more of the directors of the Company to sit on any such committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any absent or disqualified member. Any committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

The designation of any such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed upon it or him by law, nor shall such committee function where action of the Board of Directors is required under applicable law. The Board of Directors shall have the power at any time to change the membership of any such committee and to fill vacancies in it. A majority of the members of any such committee shall constitute a quorum. Each such committee may elect a chairman and appoint such subcommittees and assistants as it may deem necessary. Except as otherwise provided by the Board of Directors, meetings of any committee shall be conducted in the same manner as the Board of Directors conducts its business pursuant to this Article III as the same shall from time to time be amended. Any member of any such committee elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Company will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of a member of a committee shall not of itself create contract rights.

SECTION 3.10. *Compensation and Reimbursement of Expenses.* The directors shall receive such compensation for their services as shall be determined by the Board of Directors and may be paid their expenses, if any, of attendance at each meeting of the Board of Directors. No such reimbursement shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement for attending committee meetings.

ARTICLE IV

OFFICERS

SECTION 4.1. *General.* The offices of the Company shall consist of a President and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers or agents, as may be deemed necessary, may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Company need not be stockholders of the Company nor need such officers be directors of the Company. Each officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his election, and until his successor is elected and qualified or until his earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Company. The Board of Directors may remove any officer with or without prejudice to the contractual rights of such officer, if any, with the Company. Election or appointment of an officer or an agent shall not of itself create contractual rights. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

SECTION 4.2. *Powers and Duties.* The officers of the Company shall have such powers and duties as generally pertain to their offices, except as modified herein or by the Board of Directors, as well as such powers and duties as from time to time may be conferred by the Board of Directors.

SECTION 4.3. *Voting Securities Owned by the Company.* Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Company may be executed in the name and on behalf of the Company by the President or any Vice President and any such officer may, in the name of and on behalf of the Company, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Company may own securities and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the Company might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time, confer like powers upon any other person or persons.

ARTICLE V

INDEMNIFICATION

SECTION 5.1 *Right to Indemnification.* The Company shall indemnify and hold harmless each Indemnitee (as this and all other capitalized words not heretofore defined are defined in Section 5.13 hereof) to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended. The rights of an Indemnitee provided under the preceding sentence shall include, but not be limited to, the right to be indemnified to the fullest extent permitted by Section 145(b) of the DGCL in Proceedings by or in the right of the Company and to the fullest extent permitted by Section 145(a) of the DGCL in all other Proceedings.

SECTION 5.2 *Expenses.* If an Indemnitee is, by reason of his Corporate Status, a witness in or is a party to any Proceeding, and is successful on the merits or otherwise, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith. If the Indemnitee is a party to and is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to any Matter in such Proceeding, the Company shall indemnify the Indemnitee against all Expenses actually and reasonably incurred by him or on his behalf relating to each such Matter. The termination of any Matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such Matter.

SECTION 5.3 *Request for Indemnification.* To obtain indemnification, an Indemnitee shall submit to the Secretary of the Company a written request with such information as is reasonably available to the Indemnitee regarding the basis for such claim for indemnification. The Secretary of the Company shall promptly advise the Board of Directors of such request. An Indemnitee shall be advanced Expenses, within 10 days after requesting them, to the fullest extent permitted by Section 145(e) of the DGCL.

SECTION 5.4 *Determination of Indemnification.* The Indemnitee's entitlement to indemnification shall be determined in accordance with Section 145(d) of the DGCL. If entitlement to indemnification is to be determined by Independent Counsel, the Company shall furnish notice to the Indemnitee within 10 days after receipt of the request for indemnification, specifying the identity and address of the Independent Counsel. The Indemnitee may, within fourteen days after receipt of such written notice of selection, deliver to the Company a written objection to such selection. Such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of Independent Counsel and the objection shall set forth with particularity the factual basis of such assertion. If there is an objection to the selection of Independent Counsel, either the Company or the Indemnitee may petition the Court of Chancery of the State of Delaware or any other court of competent jurisdiction for a determination that the objection is without a reasonable basis and/or for the appointment of Independent Counsel selected by the Court.

Except in the event that the determination of entitlement to indemnification is to be made by Independent Counsel, if the person or persons empowered under this Section 5.4 to determine entitlement to indemnification shall not have made and furnished to the Indemnitee in writing a determination of whether the Indemnitee is entitled to indemnification within 30 days after receipt by the Company of the Indemnitee's request therefor, a determination of entitlement to indemnification shall be deemed to have been made, and the Indemnitee shall be entitled to such indemnification unless the Indemnitee knowingly misrepresented a material fact in connection with the request for indemnification or such indemnification is prohibited by law. The termination of any Proceeding or of any Matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Article) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, or with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.

SECTION 5.5 *Payments to Independent Counsel.* The Company shall pay any and all reasonable fees and expenses of Independent Counsel incurred acting pursuant to this Article and in any proceeding to which it is a party or witness in respect of its investigation and written report and shall pay all reasonable fees and expenses incident to the procedures in which such Independent Counsel was selected or appointed. No

Independent Counsel may serve if a timely objection has been made to his selection until a court has determined that such objection is without a reasonable basis.

SECTION 5.6 *Right to Bring Suit.* In the event that (i) a determination is made pursuant to Section 5.4 hereof that the Indemnitee is not entitled to indemnification under this Article, (ii) advancement of Expenses is not timely made pursuant to Section 5.3 hereof, (iii) Independent Counsel has not made and delivered a written opinion determining the request for indemnification (a) within 90 days after being appointed by the court, or (b) within 90 days after objections to his selection have been overruled by the court, or (c) within 90 days after the time for the Company or the Indemnitee to object to his selection, or (iv) payment of indemnification is not made within five days after a determination of entitlement to indemnification, the Indemnitee shall be entitled to an adjudication in an appropriate court of the State of Delaware, or in any other court of competent jurisdiction, of his entitlement to such indemnification or advancement of Expenses. In the event that a determination shall have been made that the Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 5.6 shall be conducted in all respects as a de novo trial on the merits and the Indemnitee shall not be prejudiced by reason of that adverse determination. If a determination shall have been made or deemed to have been made that the Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 5.6, or otherwise, unless the Indemnitee knowingly misrepresented a material fact in connection with the request for indemnification, or such indemnification is prohibited by law.

The Company shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 5.6 that the procedures and presumptions of this Article are not valid, binding and enforceable and shall stipulate in any such court that the Company is bound by all provisions of this Article. In the event that the Indemnitee, pursuant to this Section 5.6, seeks a judicial adjudication to enforce his rights under, or to recover damages for breach of, this Article, the Indemnitee shall be entitled to recover from the Company, and shall be indemnified by the Company against, any and all Expenses actually and reasonably incurred by him in such judicial adjudication, but only if he prevails therein. If it shall be determined in such judicial adjudication that the Indemnitee is entitled to receive part but not all of the indemnification or advancement of Expenses sought, the Expenses incurred by the Indemnitee in connection with such judicial adjudication or arbitration shall be appropriately prorated.

SECTION 5.7 *Non-Exclusivity of Rights.* The rights to receive indemnification and advancement of Expenses as provided by this Article shall not be deemed exclusive of any other rights to which an Indemnitee may at any time be entitled under applicable law, the Certificate of Incorporation, the Bylaws, any agreement, a vote of the stockholders or disinterested directors, or otherwise.

SECTION 5.8 *Other Indemnification.* The Company's obligation, if any, to indemnify any Indemnitee who was or is serving at its request as a director, officer, employee, agent or fiduciary of another Company, partnership, joint venture, trust, employee benefit plan or other enterprise or nonprofit entity shall be reduced by any amount such Indemnitee may collect as indemnification from such other Company, partnership, joint venture, trust, employee benefit plan or other enterprise or nonprofit entity.

SECTION 5.9 *Amendment or Repeal.* No amendment, alteration or repeal of this Article or any provision thereof shall be effective as to any Indemnitee for acts, omissions, events and circumstances that occurred, in whole or in part, before such amendment, alteration or repeal.

SECTION 5.10 *Survival of Rights.* The provisions of this Article shall continue as to an Indemnitee whose Corporate Status has ceased and shall inure to the benefit of his heirs, executors and administrators.

SECTION 5.11 *Insurance.* The Company may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another Company, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under Delaware law.

SECTION 5.12 *Indemnity Agreements.* The Company may enter into indemnity agreements with the persons who are members of its Board of Directors from time to time, and with such officers, employees and agents as the Board may designate.

SECTION 5.13 *Definitions.* FOR PURPOSES OF THIS ARTICLE:

"Corporate Status" describes the status of a person who is or was a director, officer, employee, agent or fiduciary of the Company or of any other Company, partnership, joint venture, trust, employee benefit plan or other enterprise or nonprofit entity which such person is or was serving at the request of the Company.

"DGCL" means the Delaware General Company Law as set forth in Title 8 of the Delaware Code.

"Expenses" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a Proceeding.

"Indemnitee" consists of each director and executive officer of the Company and, upon approval of the Board of Directors, any other person who was or is made, or is threatened to be made a party or is otherwise involved in any Proceeding by reason of his Corporate Status.

"Independent Counsel" means a law firm, or member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the five years previous to his selection or appointment has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party; or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder.

"Matter" is a claim, a material issue or a substantial request for relief.

"Proceeding" includes any action, suit, arbitration, alternate dispute resolution proceeding, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative, except one initiated by an Indemnitee pursuant to Section 5.6 hereof to enforce his rights under this Article.

SECTION 5.14 *Communications.* Any communication required or permitted to be made to the Company shall be addressed to the Secretary of the Company and any such communication to an Indemnitee shall be addressed to his home address unless he specifies otherwise.

SECTION 5.15 *Legality.* If any provision or provisions of this Article shall be held to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby; and, to the fullest extent possible, the provisions of this Article shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE VI

MISCELLANEOUS

SECTION 6.1. *Disbursements.* All checks or demands for money and notes of the Company shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

SECTION 6.2. *Fiscal Year.* The fiscal year of the Company shall end on the 31st day of December of each year unless otherwise fixed by resolution of the Board of Directors.

SECTION 6.3. *Interested Directors.* No contract or transaction between the Company and one or more of its directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorized the contract or transaction, or solely because his or their votes are counted for such purpose, if: (a) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction. Any director of the Company may vote upon any contract or other transaction between the Company and any subsidiary or affiliated corporation without regard to the fact that he is also a director of such subsidiary or affiliated corporation.

Adopted: ________, 2007

<u>Exhibit 2.3.1</u>

RESTATED CERTIFICATE OF INCORPORATION
OF
[HOLDCO], INC.

(originally incorporated on February 2, 2007 under the name Iliad Holdings, Inc.)

ONE: The name of the corporation is [Holdco], Inc. (hereinafter referred to as the "<u>Corporation</u>").

TWO: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the Corporation at that address is The Corporation Trust Company.

THREE: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "<u>GCL</u>").

FOUR: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 300 million, consisting of 250 million shares of Common Stock, par value one cent ($0.01) per share (the "<u>Common Stock</u>"), and 50 million shares of Preferred Stock, par value one cent ($0.01) per share (the "<u>Preferred Stock</u>").

SECTION 1. *Preferred Stock.* The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a "<u>Preferred Stock Designation</u>"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, without a separate class vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

SECTION 2. *Common Stock.*

A. Except as otherwise provided in this Article Four or required by law, each registered holder of Common Stock shall be entitled to one vote for each share of such Common Stock held by such holder on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Restated Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Restated Certificate of Incorporation (including any Preferred Stock Designation).

B. Except as otherwise provided in this Article Four or required by law and subject to the rights of the holders of any series of Preferred Stock,

(i) Holders of Common Stock shall be entitled to elect directors of the Corporation; and

(ii) Holders of Common Stock shall be entitled to vote on all other matters properly submitted to a vote of stockholders of the Corporation.

C. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote thereon, voting together as a single class, without a separate class vote of the holders of Common Stock.

FIVE: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

A. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Restated Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

B. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

C. Subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

D. Special meetings of stockholders of the Corporation may only be called by the Chairman of the Board or the President or by the Board of Directors as provided in the Bylaws of the Corporation.

SIX:

A. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors shall be fixed from time to time exclusively by the Board of Directors in the manner provided in the Bylaws of the Corporation .

B. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise required by law or by resolution of the Board of Directors, be filled by the Board of Directors in the manner provided in the Bylaws of the Corporation, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders and until such director's successor shall have been duly elected and qualified. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

C. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

D. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

SEVEN: The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of the Board of Directors in the manner provided in the Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Corporation.

EIGHT: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the GCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the GCL, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

NINE: The Corporation shall indemnify and advance expenses to each director and officer of the Corporation as provided in the Bylaws of the Corporation and may indemnify and advance expenses to each employee and agent of the Corporation, and all other persons whom the Corporation is authorized to indemnify under the provisions of the GCL, as provided in the Bylaws of the Corporation.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Section 242 and 245 of the Delaware General Corporation Law and by the written consent of its sole stockholder in accordance with Section 228 of the Delaware General Corporation Law, has been executed by its duly authorized officer this day of , 2007.

[HOLDCO]

By: ______________________________

Name:

Title:

Exhibit 2.3.2

AMENDED AND RESTATED BYLAWS

OF

[HOLDCO], INC.

A Delaware Corporation

Date of Adoption:
, 2007

AMENDED AND RESTATED BYLAWS
OF
[HOLDCO], INC.
Incorporated under the Laws of the State of Delaware

ARTICLE I

STOCKHOLDERS

SECTION 1.1 *Annual Meeting*. An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix.

SECTION 1.2 *Special Meetings*. Special meetings of the stockholders, other than those required by statute, may be called only by the Chairman of the Board, if any, or the President or by the Board of Directors acting pursuant to a resolution adopted by a majority of the Whole Board. For purposes of these Bylaws, the term "Whole Board" shall mean the total number of authorized directors regardless of whether there exist any vacancies in such authorized directorships. The Board of Directors may postpone or reschedule any previously scheduled special meeting.

SECTION 1.3 *Notice of Meetings*. Notice of the place, if any, date, and time of all meetings of the stockholders, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose for which the meeting is called, shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law (the "GCL") or the Restated Certificate of Incorporation of the Corporation).

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; *provided, however*, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

SECTION 1.4 *Quorum*. At any meeting of the stockholders, the holders of a majority of the voting power of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, if any, date, or time.

SECTION 1.5 *Organization*. Such person as the Board of Directors may have designated or, in the absence of such person, the Chairman of the Board or, in his or her absence, the President of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary or an Assistant Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

SECTION 1.6 *Conduct of Business.* The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The chairman shall have the power to adjourn the meeting to another place, if any, date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

SECTION 1.7 *Proxies and Voting.* At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law or these Bylaws, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

SECTION 1.8 *Stock List.* A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name, shall be open to the examination of any such stockholder for a period of at least ten (10) days prior to the meeting in the manner provided by law.

The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

SECTION 1.9 *Notice of Stockholder Business and Nominations.*

(A) *Annual Meetings of Stockholders.*

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting delivered pursuant to Section 1.3 of these Bylaws (or any supplement thereto), (b) by or at the direction of the Board of Directors or any committee thereof or (c) by any stockholder of the Corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in clauses (2) and (3) of paragraph (A) of this Section 1.9 and who was a stockholder of record at the time such notice was delivered to the Secretary of the Corporation.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A) (1) of this Section 1.9, (1) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, (2) such business must be a proper matter for stockholder action under the GCL, (3) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the Corporation with a Solicitation Notice, as that term is defined in subclause (c)(iii) of this paragraph, such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the

Corporation's voting shares required under applicable law or these Bylaws to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the Corporation's voting shares reasonably believed by such stockholder or beneficial holder to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice and (4) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than forty-five (45) or more than seventy-five (75) days prior to the first anniversary (the "Anniversary") of the date on which the Corporation first mailed its proxy materials for the preceding year's annual meeting of stockholders; *provided, however*, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (i) the ninetieth day prior to such annual meeting or (ii) the tenth day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business and nomination and (iv) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of the Corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the Corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "Solicitation Notice"). The foregoing notice requirements of this Section 1.9(A)(2) shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his, her or its intention to present a proposal or nomination at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder's proposal or nomination has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

(3) Notwithstanding anything in the second sentence of paragraph (A) (2) of this Section 1.9 to the contrary, in the event that the number of Directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for Director or specifying the size of the increased Board of Directors made by the Corporation at least fifty-five (55) days prior to the Anniversary, a stockholder's notice required by this Section 1.9 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(B) *Special Meeting of Stockholders*. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting pursuant to Section 1.3 of these Bylaws. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which Directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth above in this Section 1.9 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder's notice as required by paragraph (A) (2) of this Section 1.9 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the ninetieth day prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(C) *General.*

(1) Only persons who are nominated in accordance with the procedures set forth in this Section 1.9 shall be eligible to serve as Directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.9. Except as otherwise provided herein or required by law, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 1.9 and, if any proposed nomination or business is not in compliance with this Section 1.9, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 1.9, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 1.9, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 1.9, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this Section 1.9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.9. Nothing in this Section 1.9 shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) of the holders of any series of Preferred Stock to elect directors pursuant to any applicable provisions of the Restated Certificate of Incorporation.

ARTICLE II

BOARD OF DIRECTORS

SECTION 2.1 *Number, Election and Term of Directors.* The number, election and term of directors shall be as, or shall be determined in the manner, set forth in the Restated Certificate of Incorporation of the Corporation or, to the extent not set forth therein, in a resolution adopted by a majority of the Whole Board.

SECTION 2.2 *Newly Created Directorships and Vacancies.* Subject to the rights of the holders of any series of Preferred Stock, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the Whole Board (and not by stockholders).

SECTION 2.3 *Regular Meetings.* Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

SECTION 2.4 *Special Meetings.* Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or by a majority of the Whole Board and shall be held at such place, on such date, and at such time as they, he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given to each director by whom it is not waived by mailing written notice not less than five (5) days before the meeting or by telephone or by telegraphing or telexing or by facsimile or electronic transmission of the same not less than twenty-four (24) hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

SECTION 2.5 *Quorum.* At any meeting of the Board of Directors, a majority of the total number of the Whole Board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

SECTION 2.6 *Participation in Meetings By Conference Telephone.* Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 2.7 *Conduct of Business.* At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 2.8 *Compensation of Directors.* Unless otherwise restricted by law, the Board of Directors shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or paid a stated salary or paid other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may also be paid their expenses, if any, of and allowed compensation for attending committee meetings.

SECTION 2.9 *Powers and Duties of the Chairman of the Board.* If elected, the Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors; and shall have such other powers and duties as designated in these Bylaws and as from time to time may be assigned to him or her by the Board of Directors.

ARTICLE III

COMMITTEES

SECTION 3.1 *Committees of the Board of Directors.* The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers and to the full extent permitted by Section 141(c)(2) of the GCL, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

SECTION 3.2 *Conduct of Business.* Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-third (1/3) of the members shall constitute a quorum unless the committee shall consist of one (1) or two (2) members, in which event one (1) member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE IV

OFFICERS

SECTION 4.1 *Generally.* The officers of the Corporation shall include a Chief Executive Officer, a President, and a Secretary, and may also include a Vice Chairman, Chief Financial Officer, Chief Operating Officer, a Treasurer, one or more Vice Presidents (who may be further classified by such descriptions as "executive," "senior," "assistant," "staff" or otherwise, as the Board of Directors shall determine), one or more Assistant Secretaries and one or more Assistant Treasurers. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. The salaries of officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or a committee thereof or by such officers as may be designated by resolution of the Board of Directors or a committee thereof.

SECTION 4.2 *Resignation and Removal.* Any officer may resign at any time upon written notice to the Corporation. Any officer, agent or employee of the Corporation may be removed by the Board of Directors with or without cause at any time. The Board of Directors may delegate the power of removal as to officers, agents and employees who have not been appointed by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not of itself create contract rights.

SECTION 4.3 *Powers and Duties of the Chief Executive Officer.* The President shall be the Chief Executive Officer of the Corporation unless the Board of Directors designates the Chairman of the Board as Chief Executive Officer. Subject to the control of the Board of Directors and the executive committee (if any), the Chief Executive Officer shall have general executive charge, management and control of the properties, business and operations of the Corporation with all such powers as may be reasonably incident to such responsibilities; he or she may employ and discharge employees and agents of the Corporation, except such as shall be appointed by the Board of Directors, and he or she may delegate these powers; he or she may agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation; and shall have such other powers and duties as designated in accordance with these Bylaws and as from time to time may be assigned to him or her by the Board of Directors.

SECTION 4.4 *Powers and Duties of the President.* Unless the Board of Directors otherwise determines, the President shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation; and, unless the Board of Directors otherwise determines, shall, in the absence of the Chairman of the Board or if there be no Chairman of the Board, preside at all meetings of the stockholders and (should he or she be a director) of the Board of Directors; and he or she shall have such other powers and duties as designated in accordance with these Bylaws and as from time to time may be assigned to him or her by the Board of Directors.

SECTION 4.5 *Vice Presidents.* In the absence of the President, or in the event of his or her inability or refusal to act, a Vice President designated by the Board of Directors shall perform the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. In the absence of a designation by the Board of Directors of a Vice President to perform the duties of the President, or in the event of his or her absence or inability or refusal to act, the Vice President who is present and who is senior in terms of time as a Vice President of the Corporation shall so act. The Vice Presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe. Unless otherwise provided by the Board of Directors, each Vice President will have authority to act within his or her respective areas and to sign contracts relating thereto.

SECTION 4.6 *Treasurer.* If elected, the Treasurer shall have responsibility for the custody and control of all the funds and securities of the Corporation, and shall have such other powers and duties as designated in these Bylaws and as from time to time may be assigned to the Treasurer by the Board of Directors. The Treasurer shall perform all acts incident to the position of Treasurer, subject to the control of the Chief Executive Officer and the Board of Directors; and shall, if required by the Board of Directors, give such bond for the faithful discharge of his or her duties in such form as the Board of Directors may require.

SECTION 4.7 *Assistant Treasurers.* Each Assistant Treasurer shall have the usual powers and duties pertaining to his or her office, together with such other powers and duties as designated in these Bylaws and as from time to time may be assigned to him or her by the Chief Executive Officer or the Board of Directors. The Assistant Treasurers shall exercise the powers of the Treasurer during that officer's absence or inability or refusal to act.

SECTION 4.8 *Secretary.* The Secretary shall issue all authorized notices for, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He or she shall have charge of the corporate books and shall perform such other duties as the Board of Directors may from time to time prescribe.

SECTION 4.9 *Assistant Secretaries.* In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. The performance of any such duty shall, in respect of any other person dealing with the Corporation, be conclusive evidence of his or her power to act. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

SECTION 4.10 *Delegation of Authority.* The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

SECTION 4.11 *Action with Respect to Securities of Other Corporations.* Unless otherwise directed by the Board of Directors, the Chief Executive Officer, the President, the Treasurer or any officer of the Corporation authorized by the Chief Executive Officer shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE V

STOCK

SECTION 5.1 *Certificates of Stock.* Each holder of stock represented by certificates shall be entitled to a certificate signed by, or in the name of the Corporation by, the Chairman of the Board or Vice Chairman of the Board, the President or a Vice President, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him or her. Any or all of the signatures on the certificate may be by facsimile.

SECTION 5.2 *Transfers of Stock.* Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 5.4 of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

SECTION 5.3 *Record Date.* In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as hereinbefore described; *provided, however,* that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

SECTION 5.4 *Lost, Stolen or Destroyed Certificates.* In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

SECTION 5.5 *Regulations.* The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI

NOTICES

SECTION 6.1 *Notices.* If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the GCL.

SECTION 6.2 *Waivers.* A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except if the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business at the meeting because it has not been lawfully called or convened.

ARTICLE VII

MISCELLANEOUS

SECTION 7.1 *Facsimile Signatures.* In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

SECTION 7.2 *Corporate Seal.* The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

SECTION 7.3 *Reliance upon Books, Reports and Records.* Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

SECTION 7.4 *Fiscal Year.* The fiscal year of the Corporation shall be the calendar year unless otherwise fixed by the Board of Directors.

SECTION 7.5 *Time Periods.* In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE VIII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

SECTION 8.1 *Mandatory Indemnification of Directors and Officers.* The Corporation shall indemnify and hold harmless to the full extent permitted by the laws of the State of Delaware as from time to time in effect any person who was or is a party or is threatened to be made a party to, or is otherwise involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Corporation) (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation, or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (hereinafter an "indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 8.2 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred by this Section 8.1 also shall include the right of such persons described in this Section 8.1 to be paid in advance by the Corporation for their expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses") to the full extent permitted by the laws of the State of Delaware, as from time to time in effect; *provided, however*, that, if the GCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 8.1 or otherwise. The right to indemnification conferred on such persons by this Section 8.1 shall be a contract right.

SECTION 8.2 *Right of Indemnitee to Bring Suit.* If a claim under Section 8.1 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the GCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

SECTION 8.3 *Permissive Indemnification of Non-Officer Employees and Agents.* The Corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not an action by or in the right of the Corporation) by reason of the fact that the person is or was an employee (other than an officer) or agent of the Corporation, or, while serving as an employee (other than an officer) or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the extent (i) permitted by the laws of the State of Delaware as from time to time in effect, and (ii) authorized in the sole discretion of the Chief Executive Officer and at least one other of the following officers: the President, the Chief Financial Officer, or the General Counsel of the Corporation (the Chief Executive Officer and any of such other officers so authorizing such indemnification, the "Authorizing Officers"). The Corporation may, to the extent permitted by Delaware law and authorized in the sole discretion of the Authorizing Officers, pay expenses (including attorneys' fees) reasonably incurred by any such employee or agent in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding, upon such terms and conditions as the Authorizing Officers authorizing such expense advancement determine in their sole discretion. The provisions of this Section 8.3 shall not constitute a contract right for any such employee or agent.

SECTION 8.4 *General Provisions.* The rights and authority conferred in any of the Sections of this Article VIII shall not be exclusive of any other right which any person seeking indemnification or advancement of expenses may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation or these Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the undersigned or on the undersigned's behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

In the event of a sale, pledge, hypothecation, transfer or other disposition by the undersigned of any of the Shares pursuant to Rule 145 under the Act, the undersigned will supply Holdco with evidence of compliance with such rule in the form of a broker's letter in customary form or other evidence reasonably satisfactory to Holdco.

The undersigned also agrees that stop transfer instructions may be given to Holdco's transfer agent with respect to the Shares and that there may be placed on any certificates representing such Shares or any substitutions therefor, a legend stating in substance as follows:

"THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY HAVE BEEN ISSUED PURSUANT TO A TRANSACTION GOVERNED BY RULE 145 ("RULE 145") PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS (I) IN COMPLIANCE WITH RULE 145 AND UPON THE DELIVERY TO ILIAD HOLDINGS, INC. ("HOLDCO") OF WRITTEN EVIDENCE OF SUCH COMPLIANCE IN A FORM REASONABLY ACCEPTABLE TO HOLDCO, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT REGISTERING SUCH TRANSACTION UNDER THE ACT OR (III) IN A TRANSACTION THAT, IN THE WRITTEN OPINION OF COUNSEL, WHICH OPINION SHALL BE REASONABLY ACCEPTABLE IN FORM AND SUBSTANCE TO HOLDCO AND DELIVERED TO HOLDCO, IS NOT REQUIRED TO BE REGISTERED UNDER THE ACT."

It is understood and agreed that such stop transfer instructions and the legend set forth above shall be removed upon surrender of certificates bearing such legend by delivery of substitute certificates without such legend (i) if the undersigned shall have delivered to Holdco (A) in the case of a sale, pledge, hypothecation, transfer or other disposition in compliance with Rule 145 under the Act, written evidence of such compliance in a form reasonably acceptable to Holdco or (B) an opinion of counsel in form and substance reasonably acceptable to Holdco to the effect that the sale, pledge, hypothecation, transfer or other disposition of the Shares represented by the surrendered certificates may be effected without the registration thereof under the Act and (ii) upon any sale, pledge, hypothecation, transfer or other disposition registered under the Act pursuant to a registration statement in effect at the time of such sale, pledge, hypothecation, transfer or other disposition.

The undersigned acknowledges that (i) the undersigned has carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon the undersigned's ability to sell, transfer or otherwise dispose of the Shares, to the extent the undersigned felt necessary, with the undersigned's counsel and (ii) the receipt by [Hector/Ulysses] of this letter is a condition to [Hector's/Ulysses'] obligation to consummate the transactions contemplated by the Merger Agreement.

Execution of this letter shall not be considered an admission on the part of the undersigned that the undersigned is an underwriter of the Shares for purposes of Rule 145 under the Act or as a waiver of any rights the undersigned may have to any claim that the undersigned is not such an underwriter on or after the date of this letter.

Very truly yours,

Exhibit 8.1(i)

CONSENTS

The following agreements contain provisions that require consent to the consummation of the transactions contemplated by the Agreement:

- Share Retention and Indemnity Agreement, dated January 31, 1999, between Camco International Inc. (predecessor in interest to Hanover) and the Overseas Private Investment Corporation ("OPIC") (relating to the El Furrial joint venture)
- Share Retention Agreement, dated September 30, 2003, by and among Hanover Compressor Company, OPIC, ABN AMRO Bank N.V., in its capacities as SACE Facility Agent and Administrative Agent and Citibank, N.A., in its capacity as Collateral Agent (relating to the PIGAP joint venture)

CREDIT SUISSE

treated as a tax-free reorganization for federal income tax purposes. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Mergers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Hanover, Universal or the contemplated benefits of the Mergers that is material to our analysis, that the Mergers will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof, and that the Merger Agreement, when executed, will conform to the draft reviewed by us in all respects material to our analyses. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Hanover or Universal, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of Hanover Common Stock of the Hanover Exchange Ratio and does not address any other aspect or implication of the Mergers or any other agreement, arrangement or understanding entered into in connection with the Mergers or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion also is based on certain assumptions regarding the oil and gas services industry, which are subject to significant volatility and which, if different than assumed, could have a material impact on our analyses. We are not expressing any opinion as to what the value of shares of Holdco Common Stock actually will be when issued to the holders of Hanover Common Stock pursuant to the Mergers or the prices at which shares of Holdco Common Stock will trade at any time. Our opinion does not address the relative merits of the Mergers as compared to alternative transactions or strategies that might be available to Hanover, nor does it address the underlying business decision of Hanover to proceed with the Mergers. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Hanover.

We have acted as financial advisor to Hanover in connection with the Mergers and will receive a fee for our services contingent upon the consummation of the Mergers. In addition, Hanover has agreed to indemnify us for certain liabilities and other items arising out of our engagement. We and our affiliates have in the past provided and are currently providing investment banking and other financial services to Hanover for which we have received, and would expect to receive, compensation. In the future we and our affiliates may provide such services to Holdco and its affiliates, for which we would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Hanover, Universal and any other company that may be involved in the Mergers, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of Hanover in connection with its consideration of the Mergers and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Mergers.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Hanover Exchange Ratio is fair, from a financial point of view, to the holders of Hanover Common Stock.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

Annex C

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000 | Fax: 212-902-3000

Goldman Sachs

PERSONAL AND CONFIDENTIAL

February 5, 2007

Board of Directors
Universal Compression Holdings, Inc.
4444 Brittmoore Rd
Houston, TX 77041

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the "Universal Common Stock"), of Universal Compression Holdings, Inc. ("Universal") of the Universal Exchange Ratio (as defined below) to be received for each share of Universal Common Stock pursuant to the Agreement and Plan of Merger, dated as of February 5, 2007 (the "Agreement"), among Iliad Holdings Inc. ("Holdings"), Universal, Hanover Compressor Company ("Hanover"), Ulysses Sub, Inc. and Hector Sub, Inc. Pursuant to the Agreement, (i) Ulysses Sub, Inc. will merge with and into Universal and Universal shall remain as the surviving corporation; (ii) Hector Sub, Inc. will merge with and into Hanover and Hanover shall remain as the surviving corporation; and (iii) Universal and Hanover shall become wholly owned subsidiaries of Holdings. The holder of each issued and outstanding share of Universal Common Stock will be entitled to receive one share of common stock, par value $0.01 per share ("Holdings Common Stock"), of Holdings (the "Universal Exchange Ratio"), and the holder of each issued and outstanding share of common stock, par value $0.001 per share (the "Hanover Common Stock"), of Hanover will be entitled to receive 0.325 shares of Holdings Common Stock.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwriting's, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to Universal in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the "Transaction"). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and Universal has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We also may provide investment banking services to Universal, Hanover and their respective affiliates in the future. In connection with the above-described investment banking services we may receive compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to Universal. Hanover and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Universal and Hanover for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of Universal for the four fiscal years ended March 31, 2005 and the nine months ended December 31, 2005; annual reports to stockholders and Annual Reports on Form 10-K of Hanover for the five years ended December 31, 2005; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Universal and Hanover; certain other communications from Universal and Hanover to their respective stockholders; certain internal financial analyses and forecasts for Universal prepared by its management (the "Universal Forecasts"); certain financial analyses and forecasts for Hanover prepared by Universal's management (the "Hanover Forecasts"); and certain cost savings and operating synergies projected by Universal's management to result from the Transaction (the "Synergies"). We also have held discussions with members of the senior managements of Universal and Hanover regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Hanover and with members of the senior management of Universal regarding their assessment of the past and current business operations, financial condition and future prospects of Universal. In addition, we have reviewed the reported price and trading activity for the shares of Universal Common Stock and Hanover Common Stock, compared certain financial and stock market information for Universal and Hanover with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the energy industry specifically and other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Universal Forecasts, the Hanover Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Universal. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Holdings or on the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities; (including any contingent, derivative or off-balance-sheet assets and liabilities) of Universal or Hanover or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of Universal to engage in the Transaction nor are we expressing any opinion as to the prices at which shares of Holdings Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to is as of, the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Universal in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of shares of Universal Common Stock should vote with respect to such Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Universal Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Universal Common Stock.

Very truly yours.

/s/ Goldman, Sachs & Co.

GOLDMAN, SACHS & CO.

Annex D

EXTERRAN HOLDINGS, INC.
2007 STOCK INCENTIVE PLAN

I. PURPOSE

The purpose of the **EXTERRAN HOLDINGS, INC. 2007 STOCK INCENTIVE PLAN** is to provide a means through which **Exterran Holdings, Inc.**, a Delaware corporation, and its Affiliates may attract highly-qualified persons to serve as Directors or to enter the employ of the Company and its Affiliates and to provide a means whereby those individuals, whose present and potential contributions to the Company and its Affiliates are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of the Company and its Affiliates. A further purpose of the Plan is to provide such individuals with additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its Affiliates. Accordingly, the Plan provides for the grant of Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights and Performance Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular Employee or Director as determined by the Committee in its sole discretion.

II. DEFINITIONS

The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

(a) "**Affiliate**" means any corporation, partnership, limited liability company or partnership, association, trust or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization, or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.

(b) "**Award**" means, individually or collectively, any Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, or Performance Awards granted under the terms of the Plan.

(c) "**Award Notice**" means a written notice setting forth the terms of an Award.

(d) "**Board**" means the Board of Directors of the Company.

(e) "**Cause**" means (i) the commission by a Participant of an act of fraud, embezzlement or willful breach of a fiduciary duty to the Company or an Affiliate (including the unauthorized disclosure of confidential or proprietary material information of the Company or an Affiliate), (ii) a conviction of a Participant (or a plea of nolo contendere in lieu thereof) for a felony or a crime involving fraud, dishonesty or moral turpitude, (iii) willful failure of a Participant to follow the written directions of the chief executive officer of the Company or the Board, in the case of executive officers of the Company; (iv) willful misconduct as an Employee of the Company or an Affiliate; (v) willful failure of a Participant to render services to the Company or an Affiliate in accordance with his employment arrangement, which failure amounts to a material neglect of his duties to the Company or an Affiliate or (vi) substantial dependence, as determined by the Committee, in its sole discretion, on any drug, immediate precursor or other substance listed on Schedule IV of the Federal Comprehensive Drug Abuse Prevention and Control Act of 1970, as amended. With respect to any Participant residing outside of the United States, the Committee may revise the definition of "Cause" as appropriate to conform to the laws of the applicable non-U.S. jurisdiction.

(f) **"Code"** means the U.S. Internal Revenue Code of 1986, as amended. References in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

(g) **"Committee"** means the Committee defined in Paragraph IV(a) of the Plan.

(h) **"Common Stock"** means the common stock, par value $.01 per share, of the Company, or any security into which such common stock may be changed by reason of any transaction or event of the type described in Paragraph XII.

(i) **"Company"** means Exterran Holdings, Inc., a Delaware corporation, or any successors thereto.

(j) **"Corporate Change"** means:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 40% or more of either (A) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), any acquisition by any Person pursuant to a transaction which complies with clause (A) of subsection (iii) of this definition shall not constitute a Corporate Change; or

(ii) Individuals, who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered for purposes of this definition as though such individual was a member of the Incumbent Board, but excluding, for these purposes, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) The consummation of a reorganization, merger or consolidation involving the Company or any of its subsidiaries, or the sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole (other than to an entity wholly owned, directly or indirectly, by the Company) (each, a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Resulting Corporation in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, and (B) at least a majority of the members of the board of directors of the Resulting Corporation were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction. The term "Resulting Corporation" means (1) the Company or its successor, or (2) if as a result of a Corporate Transaction the Company or its successor becomes a subsidiary of another entity, then such entity or the parent of such entity, as applicable, or (3) in the event of a Corporate Transaction involving the sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, then the transferee of such assets in such Corporate Transaction. Notwithstanding the foregoing, neither the sale, lease or other disposition of assets by the Company or its subsidiaries to Universal Compression Partners, L.P. or its subsidiaries or their successor nor the sale, lease or other disposition of any interest in Universal Compression Partners, L.P., its general partner, or its subsidiaries or their successors shall, in and of itself, constitute a Corporate Change for purposes of this Plan.

(k) "**Director**" means an individual elected to the Board by the stockholders of the Company or by the Board under applicable corporate law and who is serving on the Board on the date the Plan is adopted by the Board, or is subsequently elected to the Board, and is not an Employee.

(l) "**Disability**" means any physical or mental condition for which the Participant would be eligible to receive long-term disability benefits under the Company's long-term disability plan. With respect to any Participant residing outside of the United States, the Committee may revise the definition of "Disability" as appropriate to conform to the laws of the applicable non-U.S. jurisdiction.

(m) "**Employee**" means any person who is an employee of the Company or any Affiliate. If an entity ceases to be an Affiliate of the Company, a Participant employed by such entity shall be deemed to have terminated his employment with the Company and its Affiliates and shall cease to be an Employee under the Plan. For any and all purposes under the Plan, the term "Employee" shall exclude an individual hired as an independent contractor, leased employee, consultant, or a person otherwise designated by the Committee, the Company or an Affiliate at the time of hire as not eligible to participate in or receive benefits under the Plan, even if such ineligible individual is subsequently determined to be an employee by any governmental or judicial authority. For purposes of any Award granted to a person residing outside of the United States, the Committee may revise the definition of "Employee" as appropriate to conform to the laws of the applicable non-U.S. jurisdiction.

(n) "**Fair Market Value**" of a share of Common Stock means, as of any specified date: (i) if the Common Stock is listed on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"), the closing sales price of a share of Common Stock on that date, or if no prices are reported on that date, on the last preceding day on which the Common Stock was traded, as reported by such exchange or NASDAQ, as the case may be; and (ii) if the Common Stock is not listed on a national securities exchange or quoted on the NASDAQ, but is traded in the over-the-counter market, the average of the bid and asked prices for a share of Common Stock on the most recent date on which the Common Stock was publicly traded. In the event the Common Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its Fair Market Value shall be made by the Committee in such manner as it deems appropriate.

(o) "**Incentive Stock Option**" means an Option granted under Paragraph VII of the Plan that is an incentive stock option within the meaning of Section 422 of the Code.

(p) "**1934 Act**" means the U.S. Securities Exchange Act of 1934, as amended.

(q) "**Non-Qualified Option**" means an Option granted under Paragraph VII of the Plan that is not an Incentive Stock Option.

(r) "**Option**" means an option to purchase shares of Common Stock granted under Paragraph VII of the Plan that may be either an Incentive Stock Option or a Non-Qualified Option.

(s) "**Participant**" means an Employee or Director who has been granted an Award under the Plan.

(t) "**Performance Award**" means an opportunity for a Participant to earn additional compensation if certain Performance Measures or other criteria are met, as described in Paragraph XI of the Plan.

(u) "**Performance Measure**" means any performance objective established by the Committee in its sole discretion, including, but not limited to, one or more of the following:

(1) the price of a share of Common Stock;

(2) the Company's earnings per share;

(3) the Company's market share;

done or omitted to be done by him or her, by any member of the Committee or by any officer of the Company or Affiliate in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

(e) Awards Outside of the United States. With respect to any Participant or eligible Employee who is resident outside of the United States, the Committee may, in its sole discretion, amend or vary the terms of the Plan in order to conform such terms with the requirements of local law, to meet the goals and objectives of the Plan, and may, in its sole discretion, establish administrative rules and procedures to facilitate the operation of the Plan in such non-U.S. jurisdictions. The Committee may, where it deems appropriate in its sole discretion, establish one or more sub-plans of the Plan for these purposes.

V. SHARES SUBJECT TO THE PLAN; AWARD LIMITATIONS

(a) Shares Subject to the Plan. Subject to adjustment as provided in Paragraph XII, the aggregate number of shares of Common Stock that may be issued under the Plan shall not exceed 4,750,000. The issuance of Common Stock under the Plan shall be counted against the overall number of shares available for delivery under a fungible reserve approach. Any Shares of Common Stock issued or reserved for issuance pursuant to Options or Stock Appreciation Rights shall be counted against the aggregate share limitation of the Plan as one share for every share subject thereto. Each Share of Common Stock issued pursuant to Restricted Stock or Restricted Stock Units shall be counted against the aggregate share limitation of the Plan as two shares for every share subject thereto. However, (a) if any Options or other stock-settled Awards are cancelled, expired, forfeited, settled in cash, or otherwise terminated without issuing the underlying shares of Common Stock to the Participant, such shares shall remain available for future grant under the Plan, and (b) if issued but unvested shares of Restricted Stock are forfeited, such shares shall become available for future grant under the Plan. Shares of Common Stock that are otherwise issuable to the Participant pursuant to an Award that are withheld to satisfy tax withholding obligations or to pay the exercise price of an Option shall be counted against the aggregate limitation of the Plan as provided herein and shall not become available for future grant under the Plan.

(b) Share and Value Limitation on Individual Awards. The maximum number of shares of Common Stock that may be issuable under Awards granted to any one individual during any twelve month period shall not exceed 500,000 shares of Common Stock (subject to adjustment in the manner as provided in Paragraph XII). In addition, the maximum amount of cash compensation that may be paid under Awards intended to qualify for the "performance-based compensation" exception under Section 162(m) of the Code granted to any one individual during any twelve month period may not exceed $5,000,000. The limitations set forth in this paragraph are intended to permit certain awards under the Plan to constitute "performance-based" compensation for purposes of Section 162(m) of the Code.

(c) Stock Offered. Subject to the limitations set forth in Paragraph V(a), the stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and outstanding and reacquired by the Company. Any of such shares which remain unissued and which are not subject to outstanding Awards at the termination of the Plan shall cease to be subject to the Plan but, until termination of the Plan, the Company shall at all times make available a sufficient number of shares to meet the requirements of the Plan.

VI. ELIGIBILITY AND GRANT OF AWARDS

Subject to the delegation of power in Paragraph IV(d), the Committee, in its sole discretion, may from time to time grant Awards under the Plan as provided herein to any individual who, at the time of grant, is an Employee or a Director. An Award may be granted on more than one occasion to the same person, and, subject to the limitations set forth in the Plan. Awards may include Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Awards or any combination thereof. The Plan is discretionary in nature, and the grant of Awards by the Committee is voluntary and occasional. The Committee's selection of an eligible Employee or Director to receive an Award in any year or at any time shall not require the

Committee to select such Employee or Director to receive an Award in any other year or at any other time. The selection of an Employee or Director to receive one type of Award under the Plan does not require the Committee to select such Employee or Director to receive any other type of Award under the Plan. The Committee shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

VII. STOCK OPTIONS

(a) Option Types and Option Period. Options may be in the form of Incentive Stock Options and/or Non-Qualified Options for eligible Employees (as described below), as determined by the Committee, in its sole discretion. Any Options granted to Directors shall be Non-Qualified Options. Except as otherwise provided in Subparagraph (c) below or such shorter term as may be provided in an Award Notice, each Option shall expire 7 years from its date of grant and, unless provided otherwise in the Award Notice, shall be subject to earlier termination as follows: Options, to the extent vested as of the date a Participant incurs a Termination of Service, may be exercised only within three months of such date, unless such Termination of Service results from (i) death, Retirement or Disability of the Participant, in which case all vested Options held by such Participant may be exercised by the Participant, the Participant's legal representative, heir or devisee, as the case may be, within two years from the date of the Participant's Termination of Service, or (ii) Cause, in which event all outstanding vested Options held by such Participant shall be automatically forfeited unexercised on such termination; provided, however, that notwithstanding the foregoing, no termination event described in (i) above shall extend the expiration date of an Option beyond the 7th anniversary of its date of grant or, such shorter period, if any, as may be provided in the Award Notice.

(b) Vesting. Subject to the further provisions of the Plan, Options shall vest and become exercisable in accordance with such vesting schedule as the Committee may establish in its sole discretion, including vesting upon the satisfaction of one or more Performance Measures. A Participant may not exercise an Option except to the extent it has become vested. Unless otherwise provided in the Award Notice, all unvested Options shall automatically become fully vested upon a Participant's Termination of Service due to his or her death, Disability or Retirement. Options that are not vested on a Participant's Termination of Service shall automatically terminate and be cancelled unexercised on such date.

(c) Special Limitations on Incentive Stock Options. An Incentive Stock Option may be granted only to an Employee of the Company or any parent or subsidiary corporation (as defined in Section 424 of the Code) at the time the Option is granted. To the extent that the aggregate Fair Market Value (determined at the time the respective Incentive Stock Option is granted) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company and its parent and subsidiary corporations exceeds $100,000, such Incentive Stock Options shall be treated as Non-Qualified Options. The Committee shall determine, in accordance with applicable provisions of the Code, any applicable treasury regulations and other administrative pronouncements, which of a Participant's Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Participant of such determination as soon as practicable after such determination is made. No Incentive Stock Option shall be granted to an individual if, at the time the Option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary corporation, within the meaning of Section 422(b)(6) of the Code, unless (i) at the time such Option is granted the Option price is at least 110% of the Fair Market Value of the Common Stock subject to the Option and (ii) such Option by its terms is not exercisable after the expiration of five years from the date of grant. An Incentive Stock Option shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable during the Participant's lifetime only by such Participant or the Participant's guardian or legal representative.

(d) Award Notice. Each Option shall be evidenced by an Award Notice in such form and containing such provisions not inconsistent with the provisions of the Plan and under such terms as the Committee from time to time shall establish, including, without limitation, provisions to qualify an Incentive Stock Option under Section 422 of the Code. An Award Notice may provide for the payment of the Option price, in whole restrictions have lapsed and such shares have been registered in the Participant's name. If a Participant's Termination of Service is due to his or her death or Disability, all Restricted Stock Units of such Participant then outstanding shall immediately vest in full and all restrictions applicable to such Restricted Stock Units shall terminate as of such date with all performance criteria, if any, applicable to such Restricted Stock Units deemed met at 100% of target. At the time of grant, the Committee may, in its sole discretion, establish additional terms, conditions or restrictions relating to the Restricted Stock Units. Such additional terms, conditions or restrictions shall be set forth in an Award Notice delivered in conjunction with the Award.

(c) Payment. Upon the lapse of the restrictions described in the Award Notice, the Participant shall receive as soon as practicable payment equal to the Fair Market Value of the shares of Common Stock underlying the Restricted Stock Units on the vesting date, less applicable withholding. Payment shall be in the form of shares of Common Stock, cash, other equity compensation, or a combination thereof, as determined by the Committee. Any cash payment shall be made in a lump sum or in installments, as prescribed in the Award Notice. Payment shall be made no later than 2½ months following the end of the year in which the Restricted Stock Units vest, unless payment is to be made in installments, in which case such installments shall comply with the rules under Section 409A of the Code.

(d) Committee's Discretion to Accelerate Vesting of Restricted Stock Units. The Committee may, in its discretion and as of a date determined by the Committee, fully vest any portion or all of a Participant's Restricted Stock Units and, upon such vesting, all restrictions applicable to such Restricted Stock Units shall terminate as of such date. Any action by the Committee pursuant to this Subparagraph may vary among Participants and may vary among the Restricted Stock Units held by any Participant. Notwithstanding the preceding provisions of this paragraph, the Committee may not take any action described in this Subparagraph with respect to Restricted Stock Units that have been granted to a "covered employee" (within the meaning of Treasury Regulation Section 1.162-27(c)(2)) if such Award has been designed to meet the exception for performance-based compensation under Section 162(m) of the Code; provided, however, this prohibition shall not apply to an acceleration pursuant to Paragraph XII or due to death or Disability of the Participant.

(e) Award Notice. Restricted Stock Units shall be evidenced by an Award Notice in such form and containing such provisions not inconsistent with the provisions of the Plan and under such terms as the Committee from time to time shall establish. The terms and provisions of the respective Award Notices need not be identical. Subject to the consent of the Participant and the restriction set forth in the last sentence of Subparagraph (d) above, the Committee may, in its sole discretion, amend an outstanding Award Notice from time to time in any manner that is not inconsistent with the provisions of the Plan.

X. STOCK APPRECIATION RIGHTS

(a) Restrictions to be Established by the Committee. Stock Appreciation Rights shall be subject to a restriction on disposition by the Participant and an obligation of the Participant to forfeit the Stock Appreciation Rights under certain circumstances, and any other restrictions determined by the Committee in its sole discretion on the date of grant; provided, however, that such restrictions shall lapse upon:

(i) the attainment of one or more Performance Measures;

(ii) the Participant's continued employment with the Company and its Affiliates or continued service as a Director for a specified period of time;

(iii) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion; or

(iv) a combination of any of the foregoing.

Each Award of Stock Appreciation Rights may have different restrictions as established in the sole discretion of the Committee.

(b) Other Terms and Conditions. If a Participant's Termination of Service is due to his or her death or Disability, all Stock Appreciation Rights of such Participant then outstanding shall immediately vest in full and all restrictions applicable to such Stock Appreciation Rights shall terminate as of such date with all performance criteria, if any, applicable to such Stock Appreciation Rights deemed met at 100% of target. At the time of grant, the Committee may, in its sole discretion, establish additional terms, conditions or restrictions relating to the Stock Appreciation Rights. Such additional terms, conditions or restrictions shall be set forth in the Award Notice delivered in conjunction with the Award.

(c) Exercise Price and Payment. Subject to adjustment as provided in Paragraph XII, the exercise price of the Stock Appreciation Rights shall not be less than the Fair Market Value of the shares of Common Stock underlying the Stock Appreciation Rights on the date of grant. Upon the lapse of the restrictions described in the Award Notice, the Participant shall be entitled to exercise his or her Stock Appreciation Rights at any time up until the end of the period specified in the Award Notice. The Stock Appreciation Rights, or portion thereof, shall be exercised and any applicable taxes withheld, in accordance with such procedures as are established or approved by the Committee. Upon exercise of the Stock Appreciation Rights, the Participant shall be entitled to receive payment in an amount equal to: (i) the difference between the Fair Market Value of the underlying shares of Common Stock subject to the Stock Appreciation Rights on the date of exercise and the exercise price; times (ii) the number of shares of Common Stock with respect to which the Stock Appreciation Rights are exercised; less (iii) any applicable withholding taxes. Payment shall be made in the form of shares of Common Stock or cash, or a combination thereof, as determined by the Committee. Cash shall be paid in a lump sum payment and shall be based on the Fair Market Value of the underlying Common Stock on the exercise date.

(d) Committee's Discretion to Accelerate Vesting of Stock Appreciation Rights. The Committee may, in its discretion and as of a date determined by the Committee, fully vest any portion or all of a Participant's Stock Appreciation Rights and, upon such vesting, all restrictions applicable to such Stock Appreciation Rights shall terminate as of such date. Any action by the Committee pursuant to this Subparagraph may vary among Participants and may vary among the Stock Appreciation Rights held by any Participant. Notwithstanding the preceding provisions of this paragraph, the Committee may not take any action described in this Subparagraph with respect to any Stock Appreciation Rights that have been granted to a "covered employee" (within the meaning of Treasury Regulation Section 1.162-27(c)(2)) if such Award has been designed to meet the exception for performance-based compensation under Section 162(m) of the Code; provided, however, this prohibition shall not apply to an acceleration pursuant to Paragraph XII or due to death or Disability of the Participant.

(e) Award Notice. Stock Appreciation Rights shall be evidenced by an Award Notice in such form and containing such provisions not inconsistent with the provisions of the Plan and under such terms as the Committee from time to time shall establish. The terms and provisions of the respective Award Notices need not be identical. Subject to the consent of the Participant and the restriction set forth in the last sentence of Subparagraph (d) above, the Committee may, in its sole discretion, amend an outstanding Award Notice from time to time in any manner that is not inconsistent with the provisions of the Plan.

XI. PERFORMANCE AWARDS

(a) Performance Period. The Committee shall establish, with respect to and at the time of each Performance Award, the maximum value of the Performance Award and the performance period over which the performance applicable to the Performance Award shall be measured.

(b) Performance Measures and Other Criteria. A Performance Award shall be awarded to a Participant contingent upon future performance of the Company or any Affiliate, or a division or department of the Company or any Affiliate, during the performance period. With respect to Performance Awards intended to qualify as performance-based compensation under Section 162(m) of the Code, the Committee shall establish the Performance Measures applicable to such performance either (i) prior to the beginning of the performance period or (ii) within 90 days after the beginning of the performance period if the outcome of the performance targets is substantially uncertain at the time such targets are established, but not later than the date that 25% of the performance period has elapsed. The Committee shall provide that the vesting of the

(f) No Adjustments Unless Otherwise Provided. Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards theretofore granted or the purchase price per share, if applicable.

XIII. AMENDMENT AND TERMINATION OF THE PLAN

The Board in its discretion may terminate the Plan at any time with respect to any shares of Common Stock for which Awards have not theretofore been granted. The Board shall have the right to alter or amend the Plan or any part thereof from time to time; provided that no change in the Plan may be made that would impair the rights of a Participant with respect to any outstanding Award without the consent of the Participant, and provided, further, that the Board may not, without approval of the stockholders of the Company (a) amend the Plan to increase the maximum aggregate number of shares that may be issued under the Plan or change the class of individuals eligible to receive Awards under the Plan, (b) amend or delete Paragraph VII(f), or (c) amend Paragraph XII to delete items (a) or (b).

XIV. MISCELLANEOUS

(a) No Right To An Award. Neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give any individual any right to be granted an Option, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, or a Performance Award, or any other rights hereunder except as may be evidenced by an Award Notice, and then only to the extent and on the terms and conditions expressly set forth therein.

(b) Unfunded Status of Plan. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation purposes, including Section 409A of the Code. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver shares of Common Stock or make payments; provided the Committee first determines in its sole discretion that the structure of such trusts or other arrangements shall not cause any change in the "unfunded" status of the Plan.

(c) No Employment/Membership Rights Conferred. Nothing contained in the Plan or any Award shall (i) confer upon any Employee any right to continued employment with the Company or any Affiliate or (ii) interfere in any way with the right of the Company or any Affiliate to terminate his or her employment at any time. Nothing contained in the Plan shall confer upon any Director any right to service, or interfere in any way with the right of the Company to terminate his or her service at any time.

(d) Compliance with Securities Laws. The Company shall not be obligated to issue any shares of Common Stock pursuant to an Award granted under the Plan at any time when the shares covered by such Award have not been registered pursuant to applicable U.S. federal, state or non-U.S. securities laws, or, in the opinion of legal counsel for the Company, the issuance and sale of such shares is not covered under an applicable exemption from such registration requirements.

(e) No Fractional Shares. No fractional shares of Common Stock nor cash in lieu of fractional shares of Common Stock shall be distributed or paid pursuant to an Award. For purposes of the foregoing, any fractional shares of Common Stock shall be rounded up to the nearest whole share.

(f) Tax Obligations; Withholding of Shares. Except with respect to non-Employee Directors and as otherwise provided under the Plan, no later than the date as of which an amount first becomes includible in a Participant's taxable income for U.S. federal, state, local or non-U.S. income or social insurance tax purposes with respect to an Award granted under the Plan, the Participant shall pay to the Company or the Affiliate employing the Participant, or make arrangements satisfactory to the Company or the Affiliate employing the Participant for the payment of any such income or social insurance taxes of any kind required by law to be withheld with respect to such taxable amount. Notwithstanding the foregoing, the Company and its Affiliates may, in its sole discretion, withhold a sufficient number of shares of Common Stock that are otherwise issuable to the Participant pursuant to an Award to satisfy any such income or social insurance taxes of any kind required by law to be withheld, as may be necessary in the opinion of the Company or the Affiliate to satisfy all obligations for the payment of such taxes. For purposes of the foregoing, the Committee may establish such rules, regulations and procedures as it deems necessary or appropriate.

(g) No Restriction on Corporate Action. Nothing contained in the Plan shall be construed to prevent the Company or an Affiliate from taking any action that is deemed by the Company or such Affiliate to be appropriate or in its best interest, regardless of whether such action would have an adverse effect on the Plan or any Award made under the Plan. No Employee, Participant, representative of an Employee or Participant, or other person shall have any claim against the Company or any Affiliate as a result of any such action.

(h) Restrictions on Transfer. An Award (other than an Incentive Stock Option, which shall be subject to the transfer restrictions set as forth in Paragraph VII(c)) shall not be transferable otherwise than (i) by will or the laws of descent and distribution, (ii) pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, or (iii) if vested, with the consent of the Committee, in its sole discretion provided that any such transfer is permitted under the applicable securities laws.

(i) Limitations Period. Any Participant who believes he or she is being denied any benefit or right under the Plan may file a written claim with the Committee. Any claim must be delivered to the Committee within forty-five (45) days of the specific event giving rise to the claim. Untimely claims will not be processed and shall be deemed denied. The Committee, or its designee, will notify the Participant of its decision in writing as soon as administratively practicable. Claims not responded to by the Committee in writing within one hundred and twenty (120) days of the date the written claim is delivered to the Committee shall be deemed denied. The Committee's decision is final and conclusive and binding on all persons. No lawsuit relating to the Plan may be filed before a written claim is filed with the Committee and is denied or deemed denied and any lawsuit must be filed within one year of such denial or deemed denial or be forever barred.

(j) Section 409A of the Code. It is intended that any Awards under the Plan satisfy the requirements of Section 409A of the Code to avoid imposition of applicable taxes thereunder. Thus, notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under the Plan would result in the imposition of an applicable tax under Section 409A of the Code and related regulations and Treasury pronouncements, that Plan provision or Award may be reformed by the Committee solely to the extent the Committee, in its sole discretion, determines is necessary to avoid imposition of the applicable tax and no action taken to comply with Section 409A shall be deemed to adversely affect the Participant's rights to an Award.

(k) Governing Law. The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to its conflicts of laws principles.



Annex E

EXTERRAN HOLDINGS, INC.
EMPLOYEE STOCK PURCHASE PLAN

Section 1

PURPOSE

The purpose of the Exterran Holdings, Inc. Employee Stock Purchase Plan is to provide Employees of the Company and its Designated Subsidiaries with an opportunity to acquire a proprietary interest in the Company's long-term performance and success through the purchase of shares of Common Stock at a price that may be less than the Fair Market Value of the stock on the date of purchase from funds accumulated through payroll deductions.

Section 2

BACKGROUND

The Plan is intended to qualify as an "employee stock purchase plan" under Code Section 423. The Plan will, accordingly, be construed so as to extend and limit participation in a manner within the requirements of that Code section. In addition, this Plan authorizes the grant of options and issuance of Common Stock that do not qualify under Code Section 423 pursuant to rules and procedures adopted by the Committee and designed to achieve desired tax or other objectives in particular locations outside the United States. The terms of the Plan as contained in this document will apply with respect to Purchase Periods beginning on and after the Effective Date.

Section 3

DEFINITIONS

As used in the Plan, the following terms, when capitalized, have the following meanings:

(a) "*Board*" means the Company's Board of Directors.

(b) "*Business Day*" means a day that the New York Stock Exchange, or any other exchange on which the Company's Common Stock is traded, is open.

(c) "*Code*" means the Internal Revenue Code of 1986, as amended.

(d) "*Committee*" means the committee described in Section 11.

(e) "*Common Stock*" means the common stock of the Company, $.01 par value per share, or any stock into which that common stock may be converted.

(f) "*Company*" means Exterran Holdings, Inc., a Delaware corporation, and any successor corporation.

(g) "*Compensation*" means (a) for salaried Employees, the regular basic salary or wages, and commissions, paid by the Company or a Designated Subsidiary for services performed by such Employees which are computed on a weekly, monthly, annual or other comparable basis, before any payroll deductions for taxes or any other purposes; and (b) for hourly Employees, wages paid by the Company or a Designated Subsidiary for services performed by such Employees which are computed on a biweekly or other comparable basis, before any payroll deductions for taxes or any other purposes. However, in the case of both (a) and (b), above, Compensation shall not include overtime, shift premium, bonuses and other special payments, incentive payments, pension, severance pay, foreign service premiums or other foreign assignment uplifts or any other extraordinary compensation, nor Company or

Designated Subsidiary contributions to a retirement plan or any other deferred compensation or employee benefit plan or program of the Company or any Designated Subsidiary.

(h) *"Contributions"* means all amounts contributed by a Participant to the Plan in accordance with Section 6.

(i) *"Corporate Transaction"* means (i) any stock dividend, stock split, combination or exchange of shares, recapitalization or other change in the capital structure of the Company, (ii) any merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, partial or complete liquidation or other distribution of assets (other than a normal cash dividend), issuance of rights or warrants to purchase securities or (iii) any other corporate transaction or event having an effect similar to any of the foregoing.

(j) *"Designated Subsidiary"* means a Subsidiary that has been designated by the Board or the Committee as eligible to participate in the Plan as to its eligible Employees.

(k) *"Disability"* means any physical or mental condition for which the Participant would be eligible to receive long-term disability benefits under the Company's or a Designated Subsidiary's long-term disability plan. With respect to any Participant residing outside of the United States, the Committee may revise the definition of "Disability" as appropriate to conform to the laws of the applicable non-U.S. jurisdiction.

(l) *"Effective Date"* means the effective date of the consummation of the mergers pursuant to that certain Agreement and Plan of Merger dated February 5, 2007, as amended by Amendment No. 1 thereto dated June 25, 2007, among Hanover Compressor Company, Universal Compression Holdings, Inc., Exterran Holdings, Inc. (formerly known as Iliad Holdings, Inc.), Hector Sub, Inc., and Ulysses Sub, Inc. (the "Merger"), provided that the Plan has been approved by the stockholders of each of Hanover Compressor Company and Universal Compression Holdings, Inc.

(m) *"Employee"* means any person who performs services for, and who is classified as an employee on the payroll records of the Company or a Designated Subsidiary.

(n) *"Fair Market Value"* of a share of Common Stock means, as of any specified date: (i) if the Common Stock is listed on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ"), the closing sales price of a share of Common Stock on that date, or if no prices are reported on that date, on the last preceding day on which the Common Stock was traded, as reported by such exchange or NASDAQ, as the case may be; and (ii) if the Common Stock is not listed on a national securities exchange or quoted on the NASDAQ, but is traded in the over-the-counter market, the average of the bid and asked prices for a share of Common Stock on the most recent date on which the Common Stock was publicly traded. In the event the Common Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its Fair Market Value shall be made by the Committee in such manner as it deems appropriate.

(o) *"Insider"* means any officer of the Company or a Designated Subsidiary who is subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended.

(p) *"Offering Date"* means the first Business Day of each Purchase Period.

(q) *"Participant"* means a participant in the Plan as described in Section 5.

(r) *"Payroll Deduction Account"* means the bookkeeping account established for a Participant in accordance with Section 6.

(s) *"Plan"* means the Exterran Holdings, Inc. Employee Stock Purchase Plan, as set forth herein, and as amended from time to time.

(t) *"Purchase Date"* means the last Business Day of each Purchase Period or such other date as required by administrative operational requirements.

(u) *"Purchase Period"* means a period of three months commencing on January 1, April 1, July 1 or October 1, or such other period as determined by the Committee. The initial Purchase Period after the Merger shall be set by the Committee and may be, in the Committee's discretion, for a period of less than three months.

(v) *"Purchase Price"* means an amount equal to 85% to 100% of the Fair Market Value of a Share on one of the following dates: (i) the Offering Date, (ii) the Purchase Date or (iii) the Offering Date or the Purchase Date, whichever is lower, as the Committee in its sole discretion shall determine and communicate to the Participants.

(w) *"Retirement"* means, with respect to a Participant, the Participant's termination of employment with the Company or a Designated Subsidiary after attaining age 65. Notwithstanding the foregoing, with respect to a Participant residing outside the United States, the Committee may revise the definition of "Retirement" as appropriate to conform to the laws of the applicable non-U.S. jurisdiction.

(x) *"Share"* means a share of Common Stock, as adjusted in accordance with Section 13.

(y) *"Subsidiary"* means a domestic or foreign corporation of which not less than 50% of the voting shares are held by the Company or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary. The definition of Subsidiary should be interpreted so as to include any entity that would be treated as a "subsidiary corporation" under Code Section 424(f).

Section 4

ELIGIBILITY

(a) *Eligible Employees.* Any person who is an Employee as of an Offering Date in a given Purchase Period will be eligible to participate in the Plan for that Purchase Period, subject to the requirements of Section 5 and the limitations imposed by Code Section 423(b). Notwithstanding the foregoing, the Committee may, on a prospective basis, (i) exclude from participation in the Plan any or all Employees whose customary employment is 20 hours per week or less or is not for more than five months in a calendar year, and (ii) impose an eligibility service requirement of up to two years of employment. The Committee may also determine that a designated group of highly compensated employees (within the meaning of Code Section 414(q)) are ineligible to participate in the Plan.

(b) *Five Percent Shareholders.* Notwithstanding any other provision of the Plan, no Employee will be eligible to participate in the Plan if the Employee (or any other person whose stock would be attributed to the Employee pursuant to Code Section 424(d)) owns an amount of capital stock of the Company and/or holds outstanding options to purchase stock which equals or exceeds five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or a Designated Subsidiary.

Section 5

PARTICIPATION

An Employee may elect to become a Participant in the Plan by completing such enrollment documents as are provided by the Committee or its designee, including where applicable a payroll deduction authorization form, and submitting them to the Committee or its designee in accordance with the administrative requirements and any limitations established by the Committee. The enrollment documents will set forth the amount of the Participant's Contributions, which may be established as a percentage of the Participant's Compensation or a specific dollar amount; *provided, however,* in no event shall a Participant's Contributions exceed ten percent (10%) of the Participant's Compensation. Contributions to the Plan may be also subject to such other limits designated by the Committee, including any minimum Contribution amount or percentage.

The Plan is a discretionary plan. Participation by any Employee is purely voluntary. Participation in the Plan with respect to any Purchase Period shall not entitle any Participant to participate with respect to any other Purchase Period.

Section 10

EMPLOYMENT TERMINATION

(a) *Termination Other Than Death, Disability or Retirement.* If a Participant's employment with the Company or a Designated Subsidiary terminates for any reason other than death, Disability or Retirement, the Participant will cease to participate in the Plan and the Company or its designee will refund the balance in the Participant's Payroll Deduction Account.

(b) *Termination Due to Death.* In the event of a Participant's death, at the election of the Participant's legal representative, the Participant's Payroll Deduction Account balance will be (i) distributed to the Participant's estate, or (ii) held until the end of the Purchase Period and applied to purchase Shares in accordance with Section 7. Section 10(b)(ii) shall apply in the event the Participant's estate fails to make a timely election pursuant to rules established by the Committee.

(c) *Termination Due to Disability or Retirement.* If a Participant's employment with the Company or a Designated Subsidiary terminates during a Purchase Period due to Disability or Retirement before the Purchase Date for such Purchase Period, then, at the Participant's election, the Participant's Payroll Deduction Account balance will either be (i) distributed to the Participant, or (ii) held until the end of the Purchase Period and applied to purchase Shares in accordance with Section 7. Section 10(c)(ii) shall apply in the event the Participant fails to make a timely election pursuant to rules established by the Committee.

(d) *Leaves of Absence.* The Committee may establish administrative policies regarding a Participant's rights to continue to participate in the Plan in the event of such Participant's leave of absence.

(e) *Stock Certificate.* In the event of a Participant's termination of employment for any reason, a stock certificate representing all of the Shares (in a whole number) held in such Participant's account will be issued to the Participant, or in the event of his death or Disability, his legal representative, as soon as administratively practicable.

Section 11

PLAN ADMINISTRATION AND AMENDMENTS

The Plan will be administered by the Committee, which will be appointed by the Board. The Committee will be the Compensation Committee of the Board unless the Board appoints another committee to administer the Plan; *provided, however,* that such committee shall satisfy the independence requirements under Section 16 of the Securities Exchange Act of 1934, as amended, and as prescribed by any stock exchange on which the Company lists its Common Stock.

Subject to the express provisions of the Plan, the Committee will have the discretionary authority to interpret the Plan; to take any actions necessary to implement the Plan; to prescribe, amend, and rescind rules and regulations relating to the Plan; and to make all other determinations necessary or advisable in administering the Plan. All such determinations will be final and binding upon all persons. The Committee may request advice or assistance or employ or designate such other persons as are necessary for proper administration of the Plan.

Section 12

RESERVED SHARES

Subject to adjustments as provided in Section 13, the maximum number of Shares available for purchase on or after the Effective Date is 650,000 shares. Shares issued under the Plan may be Shares of original issuance, Shares held in treasury, or Shares that have been reacquired by the Company.

Section 13

CAPITAL CHANGES

In the event of a Corporate Transaction, other than a Corporate Transaction in which the Company is not the surviving corporation, the number and kind of shares of stock or securities of the Company to be subject to the Plan, the maximum number of shares or securities that may be delivered under the Plan, and the selling price and other relevant provisions of the Plan will be appropriately adjusted by the Committee, whose determination will be binding on all persons. If the Company is a party to a Corporate Transaction in which the Company is not the surviving corporation, the Committee may take such actions with respect to the Plan as the Committee deems appropriate.

Section 14

AMENDMENT OR TERMINATION OF THE PLAN

The Board in its sole discretion, may suspend or terminate the Plan, or amend the Plan in any respect; *provided, however,* that the stockholders of the Company must approve any amendment that would increase the number of Shares that may be issued under the Plan pursuant to options intended to qualify under Code Section 423 (other than an increase merely reflecting a change in capitalization of the Company pursuant to Section 13) or a change in the designation of any corporations (other than a Subsidiary) whose employees become Employees under the Plan.

The Plan and all rights of Employees under the Plan will terminate: (a) on the Purchase Date on which Participants become entitled to purchase a number of Shares greater than the number of reserved Shares remaining available for purchase as set forth in Section 12, or (b) at any date at the discretion of the Board; *provided, however,* in no event shall the Plan remain in effect beyond ten years from the Effective Date. In the event that the Plan terminates under circumstances described in (a) above, reserved Shares remaining as of the termination date will be made available for purchase by Participants on the Purchase Date on a pro rata basis based on the amount credited to each Participant's Payroll Deduction Account. Upon termination of the Plan, each Participant will receive the balance in the Participant's Payroll Deduction Account.

Section 15

REGULATORY AND TAX COMPLIANCE

The Plan, the grant and exercise of the rights to purchase Shares under the Plan, and the Company's obligation to sell and deliver Shares upon the exercise of rights to purchase Shares, will be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or government agency as may, in the opinion of counsel for the Company, be required or desirable. The Plan is intended to comply with Rule 16b-3 under the U.S. Securities Exchange Act of 1934, as amended. Any provision inconsistent with such Rule shall be inoperative and shall not affect the validity of the Plan. The Committee may withhold from any payment due under the Plan or take any other action it deems appropriate to satisfy any federal, state or local tax withholding requirements.

Section 16

NON-U.S. JURISDICTIONS

The Committee may, in its sole discretion, adopt such rules or procedures to accommodate the requirements of local laws of non-U.S. jurisdictions, including rules or procedures relating to the handling of payroll deductions, conversion of local currency, payroll taxes and withholding procedures, as the Committee in its sole discretion deems appropriate. The Committee may also adopt rules and procedures different from those set forth in the Plan applicable to Participants who are employed by specific Designated Subsidiaries or at certain non-U.S. locations that are not intended to be within the scope of Code Section 423, subject to the provisions of Section 12, and may where appropriate establish one or more sub-plans for this purpose.

Section 17

MISCELLANEOUS

(a) *Nontransferability.* Except by the laws of descent and distribution, no benefit provided hereunder, including an option to purchase shares of Common Stock, shall be subject to alienation, assignment, or transfer by a Participant (or by any person entitled to such benefit pursuant to the terms of this Plan), nor shall



INDEPENDENCE STANDARDS FOR DIRECTORS

(Excerpt from Hanover Compressor Company Governance Principles)

A majority of the Directors will be "independent" Directors as defined under applicable law, regulation and the rules of New York Stock Exchange ("NYSE").

To be considered independent, the Board must affirmatively determine that a Director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). For the purpose of these provisions, "immediate family member" means a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law and anyone sharing the person's home (except domestic employees); provided that immediate family members shall not include persons who have died, are incapacitated or are divorced or legally separated from the director. The Board has established the following guidelines, all of which must be satisfied for a director to be presumptively independent, to assist the Board in determining Director independence:

1. Employment: A Director who is an employee, or whose immediate family member is an executive officer, of the Company is not "independent" until three years after the end of such employment relationship. In addition, a Director that has been employed, or whose immediate family member has been employed, as an elected officer of the Company or its subsidiaries (direct or indirect) or affiliates (defined as any individual or business entity that owns at least 12.5% of the securities of the Company having ordinary voting power) is not independent until five years after the end of such employment relationship.

2. A Director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than Director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not "independent" until three years after he or she ceases to receive more than $100,000 per year in such compensation.

3. A Director who is a current partner, or whose immediate family member is a current partner, of a firm that is the Company's internal or external auditor is not "independent"; a Director who is a current employee of such a firm is not "independent"; a Director who has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice is not "independent"; and a Director or a Director whose immediate family member was within the last three years (but is no longer), a partner or employee of such a firm and personally worked on the Company's audit within that time is not "independent."

4. A Director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives, or present executives of an affiliate of the Company, serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

5. Other Business Dealings: A Director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

In addition, a Director is not "independent" if the Director, or an immediate family member of the Director, received, during the current calendar year or any of the three immediately preceding calendar years, remuneration, directly or indirectly, other than *de minimis* remuneration, as a result of service as, or compensation paid to an entity affiliated with the Director that serves as, (i) an advisor, consultant, or legal counsel to the Company, an affiliate of the Company or to a member of the Company's senior







